  As filed with the Securities and Exchange Commission on April 17, 2000.

                                                      Registration No. 333-92871
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              Amendment No. 3
                                       To
                                    Form S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

PORT ARTHUR FINANCE  PORT ARTHUR COKER      SABINE RIVER        NECHES RIVER
       CORP.            COMPANY L.P.       HOLDING CORP.       HOLDING CORP.
   (Exact Name of      (Exact Name of      (Exact Name of      (Exact Name of
 Registrant Issuer       Registrant      Registrant Parent       Registrant
as Specified in Its     Guarantor as        Guarantor as        Guarantor as
      Charter)        Specified in Its    Specified in Its    Specified in Its
                          Charter)            Charter)            Charter)
                          DELAWARE            DELAWARE            DELAWARE
      DELAWARE        (State or other     (State or other     (State or other
  (State or other     jurisdiction of     jurisdiction of     jurisdiction of
  jurisdiction of     incorporation or    incorporation or    incorporation or
  incorporation or     organization)       organization)       organization)
   organization)            6411                6411                6411
        6411         (Primary Standard   (Primary Standard   (Primary Standard
 (Primary Standard       Industrial          Industrial          Industrial
     Industrial     Classification Code Classification Code  Classification Code
Classification Code       Number)             Number)              Number)
      Number)            43-1857413          43-1857408          43-1857411
     36-4308506       (I.R.S. Employer    (I.R.S. Employer    (I.R.S. Employer
  (I.R.S. Employer     Identification      Identification      Identification
   Identification         Number)             Number)             Number)
      Number)

                                ---------------

                                  Ken W. Isom
                             1801 S. Gulfway Drive
                                 Office No. 36
                            Port Arthur, Texas 77640
                                 (409) 982-7491
  (Address, including zip code, and telephone number, including area code, of registrant issuer's and registrant parent guarantor's principal executive offices)
 (Name, address, including zip code, andtelephone number, including area code, of agent for service)

                                ---------------

   With a copy to: Edward P. Tolley III, Esq. Simpson Thacher & Bartlett 425
            Lexington Avenue New York, New York 10017 (212) 455-2000

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective Registration Statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

                                ---------------

  The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

                                             [LOGO OF PORT ARTHUR COKER COMPANY]
$255,000,000

Port Arthur Finance Corp.

Offer to Exchange All Outstanding 12.50% Senior Secured Notes due 2009 for 12.50% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933

Unconditionally Guaranteed Jointly and Severally by Port Arthur Coker Company L.P., Sabine River Holding Corp. and Neches River Holding Corp.

The Exchange Offer                       The Exchange Notes


 .  Port Arthur Finance Corp. will        .  The terms of the exchange notes to
   exchange all outstanding notes that      be issued in the exchange offer
   are validly tendered and not validly     are substantially identical to the
   withdrawn for an equal principal         outstanding notes, expect that the
   amount of exchange notes that are        exchange notes will be freely
   freely tradeable.                        tradeable.

 .  You may withdraw tenders of
   outstanding notes at any time prior
   to the expiration of the exchange
   offer.

 .  The exchange offer expires at 5:00
   p.m., New York City time, on May 15,
   2000, unless extended. We do not
   currently intend to extend the
   expiration date.

You should consider carefully the risk factors beginning on page 16 of this prospectus before participating in the exchange offer.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

              The date of this prospectus is April 17, 2000.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................   16
Use of Proceeds.....................   26
Financing Plan......................   27
Capitalization......................   30
Selected Financial Information......   31
Management's Discussion and Analysis
 of Financial Condition.............   33
The U.S. Petroleum Refining Industry
 and Refinery Configuration.........   38
Existing Port Arthur Refinery and
 The Refinery Upgrade Project.......   42
Coker Gross Margin Support Mechanism
 in Our Long Term Crude Oil Supply
 Agreement..........................   44
Our Coker Project...................   46
Independent Engineer's Report
 Summary............................   55
Crude Oil and Refined Product Market
 Report Summary.....................   59
Security Ownership of Owners........   62
Ownership Structure and Related
 Party Transactions.................   64
Principal Project Participants......   67
Management..........................   70

                                 Page
                                 ----
Description of Our Principal
 Project Documents..............  72
The Exchange Offer.............. 112
Description of the Notes........ 122
Description of Our Principal
 Financing Documents............ 127
Book-Entry; Delivery and Form... 156
Special Legal Aspects........... 157
U.S. Federal Income Tax
 Consequences of the Exchange
 Offer.......................... 158
Plan of Distribution............ 159
Legal Matters................... 160
Experts......................... 160
Independent Engineer............ 160
Independent Market Consultant... 160
Available Information........... 161
Glossary of Technical Terms..... 162
Index to Financial Statements... F-1
Annex A-Additional Information
 Regarding Clark Refining &
 Marketing...................... A-1
Annex B-Independent Engineer's
 Report......................... B-1
Annex C-Crude Oil and Refined
 Product Market Report.......... C-1

                                 ------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

                               PROSPECTUS SUMMARY

  In this prospectus, Port Arthur Coker Company L.P. and Port Arthur Finance Corp. are referred to collectively as "we," "our," "ours" and "us" unless the reference is specifically to Port Arthur Coker Company L.P. or Port Arthur Finance Corp.

  The following summary highlights information contained elsewhere in this document. It does not contain all of the information you should consider before investing in the notes. You should read this entire prospectus carefully.

                                    Overview

  Port Arthur Coker Company was formed as a Delaware limited partnership in May 1999 to develop, construct, own, operate and finance a new 80,000 barrel per stream day delayed coking unit, a 35,000 barrel per stream day hydrocracker and a 417 long tons per day sulfur complex and related assets currently under construction at the Port Arthur, Texas refinery of our affiliate Clark Refining & Marketing, Inc. In this prospectus, we refer to this equipment, collectively with all of its associated contracts and infrastructure, as our coker project. Our coker project is part of a coordinated project with Clark Refining & Marketing and Air Products and Chemicals, Inc. We refer to these coordinated projects collectively in this prospectus as the refinery upgrade project. The Clark Refining & Marketing portion of the refinery upgrade project includes modifications to their crude unit and hydrotreaters. Clark Refining & Marketing will lease these units to us. In this prospectus, we refer to these leased units, together with our coker project, as our heavy oil processing facility. The Air Products portion of the refinery upgrade project consists of a new hydrogen supply plant that will supply hydrogen for our heavy oil processing facility. Our heavy oil processing facility will upgrade lower-cost heavy sour crude oil into higher-value refined products.

  The following diagram illustrates the various projects to be completed as part of the refinery upgrade project.

                        [REFINERY UPGRADE PROJECT CHART]

  The following is a description of the major processing units that are being constructed or modified as part of the refinery upgrade project:

   crude unit     The crude unit and vacuum tower will be upgraded so that they will have the capacity to process more and heavier crude oil by separating it into components that include light gases, kerosene, gas oil and a residue called vacuum tower bottoms, all of which require additional processing at the refinery before becoming commercially saleable.
   delayed        The new coker will convert vacuum tower bottoms from the
   coking unit    processing of heavy sour crude oil by the refinery's crude unit into lighter products such as fuel gas, propane, butane, gasoline, diesel, lightcycle oil and gas oil, all of which require additional processing, and petroleum coke, which can be sold commercially.
   vacuum gas oil The new hydrocracker will employ catalyst and hydrogen at
   hydrocracker   elevated temperatures and pressure to convert gas oil from our new coking unit and other processing units at the
                  refinery into lighter products and high quality vacuum gas oil, which are commercially saleable.
   hydrotreaters  The hydrotreaters will be upgraded so that they will have increased capacities to remove nitrogen and sulfur from
                  kerosene, diesel and other products produced by the
                  refinery's coking, crude and other units. This process of
                  hydrotreating turns these products into commercially saleable finished products.
   sulfur complex The new sulfur recovery unit will process the incremental sulfur that results from the processing of heavy sour crude oil and will operate in conjunction with an existing sulfur recovery unit at the refinery.

  Port Arthur Finance Corp., a wholly owned subsidiary of Port Arthur Coker Company, was incorporated in Delaware in July 1999 for the purpose of issuing the outstanding notes and borrowing under our bank credit facilities, as agent on behalf of Port Arthur Coker Company, and transferring the proceeds of the issuance of notes and borrowing under our bank credit facilities to Port Arthur Coker Company by means of an intercompany note. Port Arthur Coker Company is using the proceeds to fund a portion of the costs of the development and construction of our coker project. Port Arthur Coker Company is owned 1% by its general partner, Sabine River Holding Corp., and 99% by its limited partner, Neches River Holding Corp. Both partners were incorporated in Delaware in May 1999. Each of Port Arthur Coker Company, Sabine River and Neches River have unconditionally guaranteed, on a joint and several basis, all the obligations of Port Arthur Finance under the outstanding notes and will unconditionally guarantee, on a joint and several basis, all the obligations of Port Arthur Finance under the exchange notes.

                          Planned Ownership Structure
                       [Flowchart of Ownership Structure]

  Sabine River is owned 90% by Clark Refining Holdings Inc. and 10% by Occidental Petroleum Corporation. After giving effect to the full $135 million of equity contributions to be made in connection with our coker project, Clark Refining Holdings will be owned, indirectly through subsidiaries, by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates with an approximately 82% interest, and by Occidental with an approximately 17% interest. We are an affiliate of Clark Refining & Marketing because Clark Refining Holdings owns 100% of the capital stock of Clark USA, Inc., which in turn owns 100% of the capital stock of Clark Refining & Marketing.

  We and our contractual arrangements have been structured in a manner designed not to be consolidated with Clark Refining Holdings, Clark USA or Clark Refining & Marketing in a bankruptcy of any of these entities. As such, you will have recourse only to us, Sabine River and Neches River and not to any of our other direct or indirect owners with respect to our obligations on the notes. We believe that this structure enhances the credit quality of our notes because our assets, which are mortgaged to secure the notes, should remain separate from the assets of Clark Refining & Marketing and Clark Refining Holdings in the event either of those entities were to seek reorganization in bankruptcy.

  Our principal executive offices are located at 1801 S. Gulfway Drive, Office No. 36, Port Arthur, Texas 77640. Our telephone number is (409) 982-7491.

                               Our Coker Project

  Rationale for Our Coker Project. Blackstone and Clark Refining Holdings have been pursuing a strategy of positioning Clark Refining Holdings as a leading independent refiner in the United States by selectively increasing its refining capacity through acquiring refining assets, improving the productivity of its existing refineries and divesting non-core assets. This strategy is subject to costs, industry and financial market risks, operating risks and risk of increased competition for available assets, among other risks, that may cause Blackstone and Clark Refining Holdings to be unsuccessful in implementing such a strategy. The refinery upgrade project is an important element of this strategy. Purvin & Gertz, the independent engineer, expects that the refinery upgrade project will transform the Port Arthur refinery into one of the five most competitive refineries on the U.S. Gulf Coast.

  The refinery upgrade project was initiated for the following reasons:

  . Port Arthur refinery's suitability for a heavy oil upgrade. Clark Refining Holdings believes the Port Arthur refinery is well-suited to be upgraded to process significantly more heavy sour crude oil. Its Gulf Coast location is close to the major heavy sour crude oil producers and permits waterborne deliveries of oil. In addition, because the Port Arthur refinery was originally designed and operated as a much larger facility with over 400,000 barrels per day of crude oil throughput capacity, the refinery has the scale, processing capability and much of the infrastructure including docks, storage tanks, steam and power generation capability and wastewater treatment facilities to support an upgraded operation. As a result, Clark Refining Holdings believes the refinery upgrade project can be undertaken at a lower capital cost than at many other U.S. Gulf Coast refineries.

  . Crude oil cost reduction. Clark Refining Holdings expects to be able to reduce crude oil costs at the Port Arthur refinery by increasing the quantities of heavy sour crude oil processed at the Port Arthur refinery from 20% to 80% of capacity. Heavy sour crude oil typically sells at a discount when compared with light sweet crude oil because heavy sour crude oil is more difficult to process.

  . Increased cash flow. Purvin & Gertz expects us to generate approximately $228 million of annual average operating cash flows over the initial 11-year operating period of our coker project. Clark Refining Holdings expects Clark Refining & Marketing also to generate incremental cash flow as a result of the refinery upgrade project. Purvin & Gertz's projection is subject to assumptions and an alternative conclusion could be reached using different assumptions. See Annex B to this prospectus for a discussion of the material assumptions underlying Purvin & Gertz's projection.

  . Margin support. We believe we will benefit from a coker gross margin support mechanism in our long term crude oil supply agreement with P.M.I. Comercio Internacional, a subsidiary of Petroleos Mexicanos, also known as PEMEX, the Mexican national oil company and guarantor of P.M.I. Comercio Internacional's obligations. This mechanism is designed to moderate the fluctuations of our coker gross margin, which is the differential between the price for intermediate refined products from our coking operations and the cost of coker feedstocks. The term intermediate refined products is used in the oil industry to refer to petroleum products that are generally considered to need additional refining prior to becoming commercially saleable and the term feedstocks is generally used to refer to the raw materials needed for a refinery processing unit to produce a particular refined product. This mechanism is based on a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin over the first eight years following completion of the refinery upgrade project. Purvin & Gertz believes the mechanism will serve as a suitable method of stabilizing our coker gross margin fluctuations and that the mechanism equates to an approximate $5.94 heavy/light differential when applied to 1987 to 1998 prices.

  General Description. The refinery upgrade project will allow our heavy oil processing facility to process an average of 200,000 barrels per stream day of crude oil. At least 150,000 barrels per stream day of heavy sour crude oil will be purchased from P.M.I. Comercio Internacional under our long term crude oil supply agreement. All of the output of our heavy oil processing facility will be purchased by our affiliate, Clark Refining & Marketing, under a long term product purchase agreement. We expect construction of our coker project and the entire refinery upgrade project to be mechanically complete around November 2000, and we expect to begin commercial operation around January 2001.

  Key Project Contracts. The chart below depicts some of the key contracts relating to the construction and operation of our coker project and our heavy oil processing facility which are described in more detail below.

        [Flow chart of Key Coker Project Contracts and parties thereto]

  Construction of Our Coker Project. We entered into a contract for the engineering, procurement and construction of our coker project with Foster Wheeler USA Corporation in July 1999. Foster Wheeler Corporation, the parent of Foster Wheeler USA, has guaranteed Foster Wheeler USA's payment and performance obligations under this construction contract.

  Under this construction contract, Foster Wheeler USA will continue to engineer, design, procure equipment for, construct, test and oversee start-up of our coker project and integrate our coker project with the Port Arthur refinery. Under the construction contract, we will pay Foster Wheeler USA a fixed price of approximately $544 million of which $157.1 million was credited to us for amounts Clark Refining & Marketing had already paid Foster Wheeler USA for work performed on our coker project prior to August 1999. We purchased this work in progress from Clark Refining & Marketing when we issued the outstanding notes. Our construction contract does not cover the work to be undertaken by Clark Refining & Marketing as part of the refinery upgrade project. Clark Refining & Marketing has contracted separately with Foster Wheeler USA to perform the majority of such work.

  Under our construction contract, Foster Wheeler USA must demonstrate that our coker project is mechanically complete and ready for start-up by March 2001. In addition, Foster Wheeler USA must fulfill all its obligations under the construction contract and demonstrate achievement of specified guarantees of capacity and reliability for our coker project by December 2001. If Foster Wheeler USA demonstrates achievement of mechanical completion of our coker project prior to our target date of November 2000, it will receive an early completion bonus.

  If our coker project is not mechanically complete and ready for start-up by January 2001 or Foster Wheeler USA has not demonstrated achievement of 100% of its guarantee of reliability for our coker project by that date, it must pay us delay damages. The amount of these delay damages is capped at $70 million. In addition, if Foster Wheeler USA fails to demonstrate achievement of 100% of its capacity and reliability guarantees for our coker project, it still may fulfill its obligations under the construction contract by making specified buydown payments to us, if Foster Wheeler USA demonstrates achievement of 95% of their reliability guarantee for our coker project and specified minimum capacities for each of our new units. These buydown payments are capped at $75 million. Foster Wheeler USA may be liable for damages under the construction contract up to 100% of the contract price. This liability cap, however, does not apply to damages arising out of Foster Wheeler USA's indemnification obligations.

  Work on our coker project is well advanced. As of January 2000, 100% of major equipment procurement, 89% of total materials procurement and 98% of detailed design and engineering were complete and construction was 31% complete. Construction activities to date have included site preparation, foundations and footings installation, major equipment installation and pipe rack construction. In June 1999, the six coke drums for our new delayed coking unit arrived at the Port Arthur refinery and by October 1999 were all installed in their support structures. In January 2000, approximately 175 people were working on design and engineering and approximately 965 people are working on construction of our coker project.

  As part of the refinery upgrade project, Air Products will construct and own a new hydrogen supply plant at the Port Arthur refinery on land leased from Clark Refining & Marketing. This new hydrogen supply plant is designed to supply hydrogen to us, as well as hydrogen, steam and electricity to Clark Refining & Marketing, for use at the Port Arthur refinery. Air Products is obligated to ensure that the hydrogen supply plant is ready to operate no later than December 2000, the date when we expect our heavy oil processing facility to first need hydrogen.

  Our Operations. Clark Refining & Marketing has agreed to provide us with services necessary to complete our coker project and to operate the heavy oil processing facility. Under our services and supply agreement, the services to be performed by Clark Refining & Marketing include, among others, the following:

  . oversight of the construction of our new units and other equipment and performance of our obligations under our construction contract with Foster Wheeler USA, other than our payment obligations;

  . operation and maintenance of the ancillary units and equipment that we are leasing from Clark Refining & Marketing;

  . management of the operation and maintenance of our new processing units and other equipment at the Port Arthur refinery;

  . management of our crude oil purchases and transportation of our crude oil to the Port Arthur refinery; and

  . supply of other required feedstocks, materials and utilities.

  In addition, under our services and supply agreement Clark Refining & Marketing has a right of first refusal to require us to process crude oil for them in an amount equal to approximately 20% of the processing capacity of our heavy oil processing facility. We and Clark Refining & Marketing will receive fees from each other for providing services. The actual fee and how it will be recorded will vary based on the type of service provided. Some fees will be based on a sharing of costs while others will include profit margin, but such fees were intended to approximate fair market value in the aggregate. Fees will be capitalized, expensed or charged to cost of goods sold, as appropriate.

  Our Supply of Crude Oil. We expect to receive the heavy sour crude oil to be processed by our heavy oil processing facility from P.M.I. Comercio Internacional under our long term crude oil supply agreement. Petroleos Mexicanos, the parent of P.M.I. Comercio Internacional, which is often referred to in the oil industry as PEMEX, has guaranteed P.M.I. Comercio Internacional's obligations under our long term crude oil supply agreement. The type of Mexican heavy sour crude oil available to us under our long-term oil supply agreement is called Maya.

  Our long term crude oil supply agreement includes a mechanism designed to minimize the effect of adverse refining cycles and to moderate the fluctuations of our coker gross margin. This mechanism contains a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin over the first eight years following completion of the refinery upgrade project, if it is completed by July 2001. This eight year period will be shortened by any period of delay in completion of the refinery upgrade project beyond July 2001 unless the delay is caused by events beyond our reasonable control.

  Sale of Our Refined Products. We have entered into a product purchase agreement with Clark Refining & Marketing for the sale of all refined and intermediate products produced by our heavy oil processing facility. Under our product purchase agreement, Clark Refining & Marketing is obligated to accept and pay for all our products and has a limited right to request that we produce a specified mix of products. The prices that we are paid for our products by Clark Refining & Marketing are determined by formulas that are based on published market benchmark prices, as they may vary from time to time. We believe that the pricing mechanism reflects an arm's-length fair market price between us and Clark Refining & Marketing. These prices are determined at the time of delivery to Clark Refining & Marketing, so we bear the market risk of any change in the relative prices of Maya and our other feedstocks and the prices of our products during the time that we are refining the crude oil.

  Independent Engineer's Report. Purvin & Gertz, Inc., in its role as independent engineer, prepared a report dated August 10, 1999, which discusses certain technical, environmental and economic aspects of the Refinery Upgrade Project. This report is set forth in its entirety as Annex B to this prospectus and a summary of the report is included under "Independent Engineer's Report Summary." This report includes, among other things, Purvin & Gertz's projections of operating results, including projected revenues, expenses and debt service coverage ratios during the period the notes are scheduled to remain outstanding, a design basis review of our coker project and the Port Arthur refinery and a review of our principal project contracts. In addition, the report contains a discussion of whether, and the extent to which, we would be able to operate on a "stand-alone" basis without our services and supply agreement and product purchase agreement with Clark Refining & Marketing.

  Crude Oil and Refined Product Market Report. In addition, Purvin & Gertz, in its role as our independent marketing consultant, prepared a crude oil and refined product market forecast report dated July 13, 1999. This report includes price forecasts for crude oil and refined products, and discusses the effect on our coker project of fluctuations in heavy sour crude oil availability, the costs of heavy sour crude oil and the prices at which refined products may be sold. This report is set forth in its entirety as Annex C to this prospectus and a summary of Purvin & Gertz's report is included under "Crude Oil and Refined Product Market Report Summary."

                               Our Financing Plan

  We estimate that we will need approximately $715 million to pay all of the costs of developing, constructing, financing and commissioning our coker project. Of this amount, approximately $255 million has been raised from the sale of the outstanding notes which bear interest at a fixed rate of 12.5% per year, approximately $325 million will come from our secured construction and term loan facility provided by commercial banks and institutional lenders and approximately $135 million will come from equity contributions by Blackstone and Occidental. The construction and term loan facility is split into a Tranche A of $225 million, at a variable rate equal to LIBOR plus 4.75%, with a term of
7.5 years and a Tranche B of $100 million, at an interest rate of LIBOR plus 5.25%, with a term of 8 years. Our contractual arrangements with Blackstone and Occidental provide that the aggregate $135 million equity commitment will be funded pro rata with the funding of our notes and bank term debt, so that at the time of each advance of debt and equity to pay our construction costs the amount funded will be approximately 65% debt and 35% equity. As of March 31, 2000, approximately $72 million of the $135 million of equity had been funded. We expect the remaining $63 million of equity to be funded by March 2001.

  The following table set forth our expected sources and uses of funds.

                                                               Amounts
                                                       ------------------------
                                                       (in millions of dollars)
Sources
  Construction and term loans.........................           $325
  The outstanding notes...............................            255
  Equity contributions................................            135
                                                                 ----
Total Sources.........................................           $715
                                                                 ====
Uses
  Construction contract...............................           $544
  Coker project contingency...........................             28
  Interest during construction, net of interest
   income.............................................             89
  Start-up, development, asset acquisition and other
   construction costs.................................             22
  Financing costs, legal and other transaction costs..             32
                                                                 ----
Total Uses............................................           $715
                                                                 ====

  Interest expense during construction, net of interest income was calculated in the Purvin & Gertz base case model using the expected construction timeline, related funding requirements and interest rates of 12.50% on the outstanding notes and 10.75% construction and term loan facility.

                     Summary of Terms of the Exchange Offer

  On August 19, 1999, Port Arthur Finance completed the private offering of the outstanding notes. References to "notes" in this prospectus are references to both outstanding notes and the exchange notes.

  Port Arthur Finance, Port Arthur Coker Company, Sabine River Holding Corp. and Neches River Holding Corp. entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and Port Arthur Finance agreed to complete the exchange offer within 270 days after the date of original issuance of the outstanding notes. In the exchange offer, you are entitled to exchange your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except that:

  .  the exchange notes have been registered under the Securities Act,

  . the exchange notes are not entitled to all registration rights under the registration rights agreement, and

  . some of the contingent interest rate provisions of the registration rights agreement are no longer applicable.

The Exchange Offer..........  Port Arthur Finance is offering to exchange up to
                              $255 million aggregate principal amount of exchange notes for up to $255 million aggregate principal amount of outstanding notes. Outstanding notes may be exchanged only in integral multiples of $1,000.

Resale......................  Based on an interpretation by the staff of the
                              Securities and Exchange Commission, the
                              Commission, set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                              . you are acquiring the exchange notes in the ordinary course of your business;

                              . you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

                              .  you are not an "affiliate" of Port Arthur
                                 Finance within the meaning of Rule 405 of the Securities Act.

                              Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for shares of outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned "Plan of Distribution."

                              Any holder of outstanding notes who

                              . is an affiliate of Port Arthur Finance

                              .  does not acquire exchange notes in the
                                 ordinary course of its business, or

                              .  tenders in the exchange offer with the
                                 intention to participate, or for the purpose of participating, in a distribution of exchange notes,

                              cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal
of Tenders..................

                              The expiration date of the exchange offer will be at 5:00 p.m., New York city time, on May 15, 2000, or such later date and time to which Port Arthur Finance extends it. A tender of outstanding notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange
Offer.......................
                              The exchange offer is subject to customary conditions, which Port Arthur Finance may waive. Please read the section captioned "The Exchange Offer--Conditions to the Exchange Offer" of this prospectus for more information regarding the conditions to the exchange offer.

Procedures for Tendering
Outstanding Notes...........
                              If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

                              . any exchange notes that you receive will be acquired in the ordinary course of your business;

                              . you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

                              . if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

                              . you are not an "affiliate," as defined in Rule 405 of the Securities Act, of Port Arthur Finance or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for
Beneficial Owners...........
                              If you are a beneficial owner of outstanding notes which are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery
Procedures..................
                              If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer--Guaranteed Delivery Procedures."

Consequences of Failure to
Exchange....................
                              All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except in compliance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, Port Arthur Finance does not currently anticipate that it will register the outstanding notes under the Securities Act.

U.S. Federal Income Tax
Considerations..............
                              The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned

                              "U.S. Federal Income Tax Consequences of the
                              Exchange Offer" for more information on tax consequences of the exchange offer.

Use of Proceeds.............  We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.

Exchange Agent..............  HSBC Bank USA is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "Exchange Offer--Exchange Agent" of this prospectus.

                     Summary of Terms of the Exchange Notes

Issuer....................  Port Arthur Finance Corp., as agent acting on behalf of Port Arthur Coker Company L.P.

Guarantors................  Each of Port Arthur Coker Company L.P., Sabine
                            River Holding Corp. and Neches River Holding Corp. have unconditionally guaranteed, on a joint and several basis, all the obligations of Port Arthur Finance Corp. under the outstanding notes and will unconditionally guarantee, on a joint and several basis, all the obligations of Port Arthur Finance Corp. under the exchange notes.

Securities Offered........  $255 million in principal amount of 12.50% senior secured notes due 2009.

Maturity Date.............  January 15, 2009.

Interest Payment Dates....  January 15 and July 15 of each year, commencing on
                            January  15, 2000.

Scheduled Principal         We are required to pay principal of the notes on
 Payments.................  each January 15 and July 15, commencing July 15,
                            2002, as follows:

                                                         Percentage of Principal
                  Payment Date                               Amount Payable
                  ------------                           -----------------------
                  July 15, 2002.........................           1.70%
                  January 15, 2003......................           1.70%
                  July 15, 2003.........................           4.10%
                  January 15, 2004......................           4.10%
                  July 15, 2004.........................           6.00%
                  January 15, 2005......................           6.00%
                  July 15, 2005.........................           9.10%
                  January 15, 2006......................           9.10%
                  July 15, 2006.........................           9.10%
                  January 15, 2007......................           9.10%
                  July 15, 2007.........................           7.90%
                  January 15, 2008......................           7.90%
                  July 15, 2008.........................          12.10%
                  January 15, 2009......................          12.10%

Initial Average Life of
 the Notes................
                            Approximately 7.0 years.

Form and Denomination.....  We will issue the exchange notes in global form in minimum denominations of $100,000 or any integral multiple of $1,000 in excess of $100,000.

Ranking...................  The notes:

                            . are senior secured indebtedness;

                            . are equivalent in right of payment to all our
                              existing and future senior indebtedness; and

                            . rank senior to any of our subordinated
                              indebtedness.

Limited Recourse            The obligations to pay principal of, and interest
 Obligations..............  and premium, if any, on the notes are solely the obligations of us, Sabine River and Neches River.
                            You will not have any recourse against our other owners and affiliates, including Clark Refining &
                            Marketing, Clark USA, Clark Refining Holdings,
                            Blackstone and Occidental, for any failure by any of us, Sabine River or Neches River to satisfy obligations under the notes.

Collateral................  Payment of the outstanding notes and our other senior debt is, and the exchange notes when issued will be, secured by security interests in substantially all of our assets, including those described under the heading "Description of Our Principal Financing Documents--Common Security Agreement--Scope and Nature of the Security Interests."

Collateral Sharing........  The collateral is shared equally and ratably with the other senior lenders, any replacement senior lenders and the oil payment insurers in the manner described in "Description of Our Principal Financing Documents--Common Security Agreement" and "--Intercreditor Agreement."

Redemption at our Option..  We may choose to redeem some or all of the notes at any time, without the consent of noteholders, at a redemption price equal to:

                            . 100% of the unpaid principal amount of notes
                              being redeemed, plus

                            . accrued and unpaid interest, if any, on the notes
                              being redeemed, up to but excluding the date of redemption, plus

                            . a make-whole premium which is based on the rates
                              of treasury securities with average lives comparable to the average life of the remaining scheduled payments of principal of the notes plus 75 basis points.

Mandatory Redemption......  If we receive specified mandatory prepayment proceeds, including specified insurance and other recovery proceeds from casualty events, condemnation compensation and late payments to the extent not needed for payments of interest, and buydown payments from Foster Wheeler USA, we will be required to redeem all our outstanding senior debt, including the notes, on a ratable basis. The redemption price for the notes will be equal to:

                            . 100% of the unpaid principal amount of notes
                              being redeemed, plus

                            . accrued but unpaid interest, if any, on the notes
                              being redeemed, up to but excluding the date of redemption.

Common Security             We, Sabine River and Neches River have entered into
Agreement.................  a common security agreement with the collateral trustee, the bank lenders administrative agent, the oil payment insurers administrative agent, the indenture trustee and the depositary bank. The common security agreement sets forth common representations, warranties, covenants, a common security package for the benefit of the secured parties, events of default and remedies relating to our coker project and common conditions to disbursement of senior loans. The common security agreement also contains restrictions on our ability to make distributions to our owners and to incur additional or replacement senior debt. The terms of the common security agreement are discussed in "Description of Our Principal Financing Documents--
                            Common Security Agreement."

Ownership and Control.....  Blackstone does not have the right to dispose of its equity interest in Clark Refining Holdings, except in limited circumstances described under "Description of Our Principal Financing Documents-- Transfer Restrictions Agreement."

                            In addition, Clark Refining Holdings may not dispose of its indirect interest in the Port Arthur refinery, Clark Refining & Marketing or Port Arthur Coker Company, except in limited circumstances following final completion of our coker project as described under "Description of Our Principal Financing Documents--Transfer Restrictions
                            Agreement."

                                  RISK FACTORS

  You should carefully consider the following information, together with the other information in this prospectus, before tendering your outstanding notes.

                               Construction Risks

Construction of our coker project and/or the refinery upgrade project could be delayed for reasons beyond our control or beyond our contractors' control.

  Under a fixed price turnkey construction contract, Foster Wheeler USA has guaranteed final completion of our coker project by December 2001, and under a separate performance guarantee, Foster Wheeler Corporation has guaranteed Foster Wheeler USA's performance under this construction contract. Under a separate contract with Clark Refining & Marketing, Foster Wheeler USA has agreed to complete Clark Refining & Marketing's portion of the refinery upgrade project by that date as well. In addition, Air Products has agreed to complete construction of a hydrogen supply plant at the Port Arthur refinery by December 2000, which is necessary for our heavy oil processing facility. Other than the equity commitments of Blackstone and Occidental in the aggregate amount of approximately $135 million, neither Blackstone nor Occidental is obligated to cause completion or otherwise provide any completion support. The construction and timely completion of our coker project and of the entire refinery upgrade project could be delayed for reasons beyond our control and the control of our contractors, including the following:

  . shortages of equipment, materials and labor;

  . work stoppages and other labor disputes;

  . litigation;

  . unanticipated increases in costs;

  . adverse weather conditions and natural disasters; and

  . accidents.

  If any of these events or other unanticipated events occur, the construction of our coker project, the refinery upgrade project and/or the hydrogen supply plant may be delayed, our coker project may cost us more to complete than we have currently budgeted, or our coker project may not perform as well as we expect it to, which could cause us to be unable to make payments on the notes and our other debt when due.

We cannot guarantee that our coker project has been properly designed or that our coker project will be successfully integrated with the Port Arthur refinery.

  The successful operation of our coker project is subject to engineering and design uncertainties. We cannot be sure that our coker project will operate as designed or that it will be integrated effectively with the Port Arthur refinery. A delay in the successful integration of our coker project with the Port Arthur refinery would materially affect our ability to generate revenues and make payments on the notes and our other debt when due.

The liquidated damages that we may receive from Foster Wheeler USA and Air Products for construction delays or failures to satisfy performance requirements may not be sufficient to compensate us for our resulting losses.

  Foster Wheeler USA is obligated to pay us liquidated damages in the event of delays in construction or the failure of our coker project to satisfy standards relating to capacity, efficiency and reliability. Similarly, Air

Products is obligated to pay us limited liquidated damages in the event the hydrogen supply plant is not completed on time. These liquidated damages are subject to caps and may otherwise not be sufficient to cover the losses that we could incur as a result of construction delays or failures to satisfy performance requirements. As a result, a delay in construction or a failure of our coker project to satisfy performance requirements--notwithstanding that we may be entitled to receive liquidated damages under our construction contract or our hydrogen supply agreement--could cause us to be unable to make payments on the notes and our other debt when due.

If construction of our coker project is delayed, P.M.I. Comercio Internacional may be able to terminate our long term crude oil supply agreement, which would cause us to lose the benefit of our coker gross margin support mechanism.

  Under our long term crude oil supply agreement with P.M.I. Comercio Internacional, we must complete the refinery upgrade project by January 2001 or make specified payments to P.M.I. Comercio Internacional to extend this scheduled completion date. If we must extend this scheduled completion date beyond July 2001, the coker gross margin support mechanism will terminate in July 2009, unless extended by an event beyond our reasonable control that delays completion, like a fire, an earthquake or an act of a governmental authority. Therefore, if the completion of the refinery upgrade project has not occurred for any reason other than an event beyond our reasonable control by July 2001, we will have the benefit of the coker gross margin support mechanism in our long term oil supply agreement for a period shorter than eight years. If we do not make payments to extend this scheduled completion date and it is not extended by an event beyond our reasonable control, P.M.I. Comercio Internacional will have the right to terminate our long term crude oil supply agreement and we would be liable to P.M.I. Comercio Internacional for damages. If this were to occur, we would lose the benefit of the coker gross margin support mechanism contained in our long term crude oil supply agreement, which could impair our ability to make payments on the notes and our other debt when due.

                                 Market Risks

Our cash flows are subject to fluctuations in the market prices of crude oil, other feedstocks and refined products, which are beyond our control and which may be volatile.

  Our net operating cash flow will be a function of the cost of heavy sour crude oil which we purchase and the price at which our refined products may be sold. The price we must pay at any time for crude oil and the prices paid to us at any time for our refined products by Clark Refining & Marketing under our product purchase agreement will be based upon prevailing market prices of similar commodities. The markets and prices of these commodities are subject to considerable fluctuation and depend upon many factors beyond our control, such as the following:

  . the aggregate demand for crude oil and refined products, which are influenced by factors such as the state of the economy and weather patterns;

  . the prices and availability of imports of refined products and feedstocks;

  . refining industry utilization rates within the industry;

  . the prices and availability of alternative products;

  . the impact of energy conservation efforts;

  . international political and economic events;

  . the level of taxation; and

  . aggregate refinery capacity in the oil refining industry to convert heavy sour crude oil into refined products.

  Any of these factors could affect the price differential between the price of heavy sour crude oil and refined products. We cannot guarantee that the differential will not decrease below the amount needed for us to generate net cash flow sufficient to make payments on the notes and other debt when due.

The coker gross margin support mechanism in our long term crude oil supply agreement with P.M.I. Comercio Internacional may not adequately protect us from fluctuations in the relative prices of heavy sour crude oil and refined products.

  Our long term crude oil supply agreement with P.M.I. Comercio Internacional includes a coker gross margin support mechanism based on a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin over the first eight years following completion of the refinery upgrade project, assuming we achieve completion by July 2001. However, this mechanism covers our coker gross margins, not margins of all products produced by our heavy oil processing facility. In addition, the formula incorporates variables based on benchmark products that are proxies for actual feedstocks and outputs rather than the feedstocks and outputs themselves. Finally, the relationships among the variables in the formula could change over time, reflecting a change in the market for the products, and the agreement provides for adjustments if these relationships change. We cannot assure you that the coker gross margin support mechanism will adequately protect us against fluctuations in the relative prices of heavy sour crude oil and refined products.

The projections and assumptions about our future performance may prove to be inaccurate.

  We were formed for the purpose of developing, constructing and operating our heavy oil processing facility and have no operating history. Moreover, because our coker project is not yet complete, we have no actual operating results. As a result, the financing of our coker project is based upon assumptions and financial projections regarding our revenues and operating, maintenance and capital costs, including that Clark Refining & Marketing will exercise its right to utilize our excess processing capacity.

  Purvin & Gertz, in its role as an independent consultant, has reviewed the refinery upgrade project and prepared reports on the technical, environmental and economic aspects of the refinery upgrade project. Purvin & Gertz's "Independent Engineer's Report," dated August 10, 1999, and its "Crude Oil and Refined Product Market Report," dated July 13, 1999 are provided to you as Annexes B and C of this prospectus. In preparing the reports, Purvin & Gertz utilized actual oil prices through June 1999. The reports set forth Purvin & Gertz's projections for our operations and include discussions of the many assumptions utilized by Purvin & Gertz in preparing their projections. Among the many assumptions used by Purvin & Gertz in developing these projections are construction costs, operating expenses, market prices of feedstocks and refined products, repair and maintenance costs, efficiency of operations, the ability of Clark Refining & Marketing to perform its contractual obligations, the market for our refined products if Clark Refining & Marketing defaults in its product purchase obligations, tax payments, inflation and capital costs.

  These assumptions contain significant uncertainties. Although we and Purvin & Gertz believe that the assumptions made are reasonable, neither we nor Purvin & Gertz nor any other person assumes any responsibility for their accuracy. Therefore, we can make no representation about the likely existence of any particular future set of facts or circumstances. Purvin & Gertz's projections are not necessarily an indication of our future performance. In fact, our actual results will differ, perhaps materially, from those projected. If our actual results are less favorable than those projected, or if the assumptions Purvin & Gertz used in preparing their financial projections prove to be incorrect, we may be unable to make payments on the notes and our other debt when due.

                                Operating Risks

We may not be able to operate on a "stand-alone" basis.

  Our heavy oil processing facility was not designed to operate on a "stand-alone" basis.,In the event of bankruptcy or other material interruption in the operations of Clark Refining & Marketing we may not be able to operate economically because our dependence on Clark Refining & Marketing would limit our ability to obtain feedstock, deliver products and obtain other services and supplies from parties unaffiliated with Clark Refining & Marketing. Thus, we cannot assure you that we would in fact be able to operate on a stand-alone basis without Clark Refining & Marketing.

Our operations involve many risks common to other similar industrial facilities, including technology risk, operating risk, availability risk and the risk of events beyond our control.

  Our operations will involve many risks, such as the following:

  . breakdown or failure of necessary equipment or processes;

  . inability to obtain required materials such as Maya and hydrogen;

  . inability to dispose of hazardous waste products produced by our operations;

  . the discovery of technological design defects; and

  . the occurrence of events beyond our control, such as fires, explosions, earthquakes, floods and changes in law and eminent domain proceedings.

  The occurrence of the kinds of events listed above could significantly decrease our revenues and/or significantly increase our costs and therefore impair our ability to make payments on the notes and our other debt when due.

Our insurance coverage may not be adequate.

  We will maintain customary insurance for our operations, including builder's risk, commercial general liability, business interruption insurance and contingent business interruption insurance. However, not all operating risks are insurable and the insurance proceeds applicable to covered risks may not be adequate to cover lost revenues, increased expenses or other costs related to these occurrences. In addition, the insurance that we currently have may not be available in the future at commercially reasonable rates.

Our operations are subject to substantial permitting and regulatory requirements, and our failure to comply with these requirements could subject us to material liability.

  Like many operations in the oil and gas industry, our coker project is required to obtain and maintain a number of permits and to comply with constantly changing provisions in numerous statutes and regulations relating to, among other things, construction, improvements, business operations, the safety and health of employees and the public, employment, hiring and anti-discrimination. These requirements may impose significant additional costs on us, and may even result in civil or criminal liability. There can be no assurance that we and our contractors and suppliers will at all times be in compliance with all applicable statutes and regulations or have all necessary permits in place, nor can we assure you that we will be able to operate our coker project in accordance with all our permits and approvals. Furthermore, because of the integration of our coker project with the operations of the Port Arthur refinery, failure by Clark Refining & Marketing to obtain and maintain all necessary permits or to be in compliance at all times with applicable regulations also could affect our financial condition or results of operations. Any of these circumstances could impair our ability to make payments on the notes and our other debt when due.

        Risks Associated with our Reliance on Clark Refining & Marketing

We are relying on Clark Refining & Marketing as our sole source of revenue for the sale of our refined products.

  We have entered into a product purchase agreement with Clark Refining & Marketing that obligates Clark Refining & Marketing to purchase all of our refined products tendered for delivery. We have not entered into any arrangements with any other party for the sale of our refined products. Thus, our source of revenue for the sale of our refined products will be payments by Clark Refining & Marketing under our product purchase agreement and, if Clark Refining & Marketing exercises its right of first refusal, processing fees from Clark Refining & Marketing under our services and supply agreement. You should note that under our product purchase agreement, Clark Refining & Marketing may suspend its obligations to purchase our output if specified events beyond the control of Clark Refining & Marketing occur, such as interruptions in the delivery of crude oil to the Port Arthur refinery, adverse weather conditions, labor disputes or changes in law. Furthermore, under specified circumstances, Clark Refining & Marketing may terminate our product purchase agreement if we fail to deliver the refined products substantially in accordance with the terms of the agreement. If any of these events occur, or if Clark Refining & Marketing should default on its purchase obligations, we cannot assure you that a third-party market will be available for our refined products or that our operating margins will be sufficient to enable us to make payments on the notes and our other debt when due.

We are relying on Clark Refining & Marketing to manage our operations.

  We have entered into a services and supply agreement with Clark Refining & Marketing that obligates Clark Refining & Marketing to manage our heavy oil processing facility. In the event Clark Refining & Marketing fails to perform its obligations under the services and supply agreement, we would need to hire additional employees and/or enter into other arrangements to provide for services and supplies previously provided by Clark Refining & Marketing. We cannot give you any assurance that such employees and services will be readily available and will have the skills and capacity necessary to operate our heavy oil processing facility, or, if they are available, that they will be available on terms as favorable as those of our services and supply agreement with Clark Refining & Marketing. Thus, if Clark Refining & Marketing breaches its obligations to us, or terminates our services and supply agreement, our operating expenses could increase materially and we could be unable to make payments on the notes and our other debt when due.

We may have conflicts of interest under our various arrangements with Clark Refining & Marketing.

  We have numerous contracts and relationships with Clark Refining & Marketing, including our services and supply agreement, our product purchase agreement and various leases. In negotiating these contracts, we and Clark Refining & Marketing intended to provide terms that are substantially similar to those that might have been obtained from unaffiliated third parties. However, we cannot assure you that any of these arrangements actually meet that standard. Furthermore, in carrying out its obligations under our services and supply, product purchase and other contracts, including its obligations to resolve disputes under those contracts, Clark Refining & Marketing may face conflicts of interest in making decisions that affect us. Although Clark Refining & Marketing has agreed to carry out its obligations to us in a manner that is nondiscriminatory to us, as a practical matter our ability to monitor compliance by Clark Refining & Marketing is limited. As a result, we cannot guarantee that Clark Refining & Marketing will carry out its obligations to us in a manner that is nondiscriminatory to us.

The bankruptcy of Clark Refining & Marketing could cause our assets and liabilities to be consolidated with those of Clark Refining & Marketing and could prevent us from making payment on the notes.

  We have taken steps to maintain the legal existence of Port Arthur Coker Company, Port Arthur Finance, Sabine River and Neches River independent from that of Clark Refining & Marketing, Clark USA and Clark Refining Holdings. However, in a bankruptcy filing by Clark Refining & Marketing, Clark Refining Holdings or Clark USA, a court could, under the doctrine of substantive consolidation, disregard our separate existence and order the consolidation of our assets and liabilities with those of Clark Refining & Marketing, Clark

Refining Holdings and Clark USA. If a court were to reach this conclusion, we could be prevented from paying amounts due on the notes and our other debt when due and the court could order that the collateral securing our senior debt, including the notes, be shared with debt holders of Clark Refining & Marketing. Furthermore, a court could set aside payments previously made by us to noteholders by finding that the distributions were preferential payments made in violation of bankruptcy laws. Finally, even if a court were to decide ultimately that our assets should not be consolidated with those of Clark Refining & Marketing, Clark Refining Holdings and Clark USA, during the pendency of the bankruptcy proceeding, we might be prevented from making payments on the notes and our other debt when due.

   Risks Associated with our Relationship with P.M.I. Comercio Internacional

We are highly dependent upon P.M.I. Comercio Internacional and PEMEX for our supply of heavy sour crude oil.

  Our long term crude oil supply agreement with P.M.I. Comercio Internacional obligates it to supply all heavy sour crude oil needed by us. P.M.I. Comercio Internacional indirectly obtains its supply of heavy sour crude oil under a separate supply arrangement with Pemex Exploracion y Produccion. Therefore, P.M.I. Comercio Internacional's ability to deliver heavy sour crude oil is influenced by the adequacy of Pemex Exploracion's crude oil reserves, the estimates of which are not precise and are subject to revision at any time. We have not entered into any other arrangements to supply us with heavy sour crude oil. In the event P.M.I. Comercio Internacional were to terminate our long term crude oil supply agreement or default on its supply obligations, we would lose the benefits of our coker gross margin support mechanism and would need to obtain heavy sour crude oil from another supplier. If either of these events were to occur, we cannot guarantee you that an alternative supply of crude oil would be available. Furthermore, even if we were able to obtain an alternative supply of heavy sour crude oil, that supply may not be on terms as favorable as those negotiated with P.M.I. Comercio Internacional. In addition, the processing of oil supplied by a third party may require changes to our heavy oil processing facility, which could require significant unbudgeted capital expenditures. As a result, our ability to make payments on the notes and our other debt when due may be impaired.

Our supply of heavy sour crude oil from P.M.I. Comercio Internacional could be interrupted by events beyond its control.

  P.M.I. Comercio Internacional's obligation to deliver heavy sour crude oil under our long term crude oil supply agreement may be delayed or excused by the occurrence of conditions and events beyond the reasonable control of P.M.I. Comercio Internacional, such as the following:

  . weather-related conditions;

  . production or operational difficulties and blockades;

  . embargoes or interruptions, declines or shortages of P.M.I. Comercio
    Internacional's supply of Maya available for export from Mexico, including shortages due to increased domestic demand and other national or international political events; and

  . laws, changes in laws, decrees, directives or actions, other than those that are not common to other similar long term crude oil supply agreements, of the government of Mexico.

The occurrence of any of these or similar events beyond its reasonable control could excuse P.M.I. Comercio Internacional from delivering heavy sour crude oil, and could therefore require us to obtain heavy sour crude oil from another source. If this were to occur, our ability to make payments on the notes and our other debt when due could be impaired.

  The government of Mexico may direct a reduction in our supply of crude oil so long as that action is taken in common with proportionately equal supply reductions under other long term crude oil supply agreements and the amount by which it reduces the quantity of Maya to be sold to us shall first be applied to reduce quantities of Maya scheduled for sale and delivery to the Port Arthur refinery under any other crude oil supply agreement with us or any of our affiliates. Mexico is not a member of the Organization of Petroleum Exporting Countries, but in 1998 it agreed with the governments of Saudi Arabia and Venezuela to reduce Mexico's exports of crude oil by 200,000 barrels per day. In March 1999, Mexico further agreed to cut exports of crude oil by an additional 125,000 barrels per day. As a consequence, during 1999, PEMEX reduced its supply of oil under some oil supply contracts by invoking an excuse clause based on governmental action similar to one contained in our long term crude oil supply agreement. We cannot guarantee that PEMEX will not reduce our supply of crude oil by similarly invoking the excuse provisions for events beyond P.M.I. Comercio Internacional's reasonable control agreement in the future.

We may not be able to enforce civil liabilities against P.M.I. Comercio Internacional.

  P.M.I. Comercio Internacional is organized under the laws of the United Mexican States. PEMEX, P.M.I. Comercio Internacional's parent and guarantor of P.M.I. Comercio Internacional's obligations under our long-term crude oil supply agreement, is a public entity of the United Mexican States. All or a substantial portion of the assets of PEMEX and P.M.I. Comercio Internacional and their respective directors and officers are located outside the United States. As a result, investors may not be able to serve process within the United States upon P.M.I. Comercio Internacional, PEMEX or their respective directors or officers, or to enforce against them, in United States courts, any judgment based solely upon civil liability provisions of the laws of jurisdictions other than the United Mexican States.

  Furthermore, in some cases, private parties cannot sue governmental authorities because the governmental authority claims the benefit of what is known as "sovereign immunity." P.M.I. Comercio Internacional has agreed in our long term crude oil supply agreement, and PEMEX has agreed in our long term crude oil supply agreement guarantee, not to claim, and has waived, any immunity from suit or other legal process, subject to some limitations. There can be no assurance, however, that either P.M.I. Comercio Internacional and/or PEMEX will actually continue to do so in the future.

                              Environmental Risks

The Port Arthur refinery is located on a contaminated site. If the previous owners and operators do not fulfill their remediation obligations, we may incur substantial remediation costs.

  Environmental laws typically provide that the owners or operators, including lessees, of contaminated properties may be held liable for their remediation. Such liability is typically joint and several, which means that any responsible party can be held liable for all remedial costs, and can be imposed regardless of whether the owner or operator caused the contamination. The Port Arthur refinery is located on a contaminated site. Under the 1994 purchase agreement between Clark Refining & Marketing and Chevron Products USA relating to the Port Arthur refinery, Chevron retained environmental remediation obligations regarding pre-closing contamination at over 97% of the refinery site. Clark Refining & Marketing assumed responsibility for any remediation that is required in and under the remaining approximately 3% of the refinery site, which consists of specified areas that extend 25 to 100 feet from active operating units, including soil and groundwater, and, Clark Refining & Marketing has estimated its liability for remediation of groundwater and soil in these areas at $27 million. Chevron is obligated to remediate the contamination in the areas for which it has retained responsibility as and when required by law, in accordance with remediation plans negotiated by Chevron and the applicable federal or state agencies.

  No part of our coker project site is located within the portion of the Port Arthur refinery site for which Chevron retains environmental remediation obligations. We have estimated remedial costs relating to our coker project site, which encompasses less than 50 acres of the total Port Arthur refinery site surface area, at $1.6 million. Clark Refining & Marketing has agreed to retain liability regarding contamination existing at the coker project site and has indemnified us against such liabilities. However, if Clark Refining & Marketing does not fulfill its remediation obligations, we could incur substantial additional costs in remediating the contamination, which could impair our ability to make payments on the notes and our other debt when due.

Our failure to comply with existing and future environmental laws and regulations could subject us to material liabilities or other sanctions.

  Our operations are subject to numerous federal, state and local environmental laws and regulations, such as those governing discharges to air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. Although Clark Refining & Marketing has agreed in our services and supply agreement to manage our heavy oil processing facility and to comply at our cost with all applicable environmental laws and regulations, we cannot guarantee you that this will always be the case. Any failure to comply with these environmental requirements could subject us to, among other things, civil liabilities, criminal penalties and the temporary or permanent shutdown of our operations.

  We cannot predict with certainty the future costs of environmental compliance because of frequently changing compliance standards and technology. We expect that future regulations or changes in existing environmental laws and regulations or other interpretation may subject our operations to increasingly stringent standards. Compliance with these requirements may make it necessary, at costs that may be substantial, for us to undertake new measures in connection with the storage, handling, transport, treatment or disposal of hazardous materials, petroleum by-products and wastes and the remediation of contamination. The costs of such actions could impair our financial condition, results of operations or cash flows and accordingly could impair our ability to make payments on the notes and our other debt when due.

                                Financing Risks

Our equity and debt funding sources may be inadequate and are subject to extensive conditions precedent that may not be satisfied and may cause us to be unable to pay our construction costs and our debt service obligations.

  We expect initial funding commitments to be sufficient to pay amounts owing to our contractors for the construction of our coker project and to fund all other costs associated with developing, financing, constructing and commissioning our coker project, including an allowance for contingencies. However, we cannot assure you that no circumstances will arise that will require additional funding beyond that for which we have obtained commitments. You should also note that the equity commitments of our sponsors are limited to approximately $122 million for Blackstone and approximately $13 million for Occidental, and there is no other recourse to Blackstone or Occidental either prior to or after completion of our coker project. In addition, drawdowns under many of our funding commitments are subject to extensive conditions precedent, including the absence of any material adverse changes. We cannot guarantee that all the applicable conditions precedent for drawdowns under each of our funding commitments will be satisfied at all times during or after the construction period. Therefore, we may be unable to draw down these funds, which could cause us to be unable to meet our payment obligations to our contractors and/or our debt service obligations.

If we default on the notes after completion, your recourse will be limited to the assets and cash flows of our coker project.

  After completion of our coker project, our assets and cash flows from our operations will be our sole source for repayment of the notes and our other debt. Except for Sabine River and Neches River, no other owner or other affiliate of us, including Clark Refining & Marketing, will be responsible for making payments on the notes or will guarantee in any way the payment of the notes. In the event that we default in our payment of amounts due on the notes, we cannot guarantee to you that the proceeds realized upon a foreclosure and sale of our coker project will be sufficient to pay amounts then outstanding on the notes. Thus, our ability to make payments on the notes and our other debt when due will be entirely dependent upon our ability to construct our coker project successfully and to operate in a manner that provides sufficient cash flow to make payment on the notes and our other debt when due.

The collateral securing the notes may be insufficient to pay amounts due on the notes in the event of a foreclosure.

  The outstanding notes are, and when issued the exchange notes will be, secured by substantially all our assets and rights and other assets and rights of other parties. You should note, however, that while the guarantee agreement by which PEMEX has guaranteed the obligations of P.M.I. Comercio Internacional under our long term crude oil supply agreement is part of the collateral, the supply agreement between P.M.I. Comercio Internacional and Pemex Exploracion is not part of the collateral securing the notes and other senior debt. In addition, there may be limitations on our ability to create security interests in some assets and rights or to legally protect your interest in some of the collateral from claims by third parties. This is particularly true with respect to security interests in governmental permits or technology licenses.

  We cannot assure you that if we default on the notes and you foreclose on and sell our assets you will receive proceeds to pay all amounts that we owe you on the notes. Furthermore, your ability to foreclose on the collateral will be subject to practical problems associated with the realization of the security interests such as obtaining the requisite secured party consent to foreclose on the collateral. We cannot assure you that your collateral trustee will be able to realize upon the collateral without difficulty or delay or that procedures implemented to support the validity and enforceability of security interests will be sufficient. We cannot assure you that if you try to foreclose on our assets, you will receive all the third-party approvals that you need.

The collateral securing the notes is shared with our other senior secured lenders, and this may cause the collateral to be an insufficient source from which to pay amounts due on the notes.

  We have substantial other senior secured indebtedness that ranks equally and ratably with the notes and is entitled to the benefits of a common security package. Our other senior secured indebtedness includes the following:

  . a construction and term loan facility of $325 million;

  . working capital facilities of up to $75 million; and

  . reimbursement obligations of up to $150 million, resulting from payments under the guaranty insurance policy relating to our payment obligations under our long term crude oil supply agreement.

  The collateral provided for your benefit will be shared, on an equal and ratable basis, with the other senior secured parties. You will share control over enforcement of the common security package with all the other senior lenders. In specified circumstances, the direction of a specified percentage of all of the senior lenders, including you, will be required to initiate foreclosure and you should not expect that the noteholders in those circumstances will themselves constitute the required percentage for control of that action.

  For a substantial period during which the notes will be outstanding, amounts due to other senior secured parties will also remain outstanding and be secured by the same collateral and our total outstanding senior secured indebtedness could be as much as $805 million. We cannot assure you that, upon the occurrence of an event of default and acceleration, the exercise of remedies, including foreclosing on the collateral, would provide funds sufficient to pay all or even a substantial portion of the outstanding principal and accrued interest on the notes as well as all amounts due to the other secured parties. Events of default include failure to pay interest, principal or fees when due, the falsity of representations and warranties that we made in connection with the financing, breach of any of our covenants, which include covenants relating to timely completion of our coker project, preservation of our existence, and not amending our project documents, mis-application of funds, cross-defaults to our other financing documents and to the long term oil supply agreement, the hydrogen supply contract and our other project documents, insolvency of ourselves, Sabine River, Neches River or, prior to completion of our coker project, Blackstone, and failure of Clark Refining & Marketing or Air Products to complete their portions of the refinery upgrade project.

We may incur additional debt, which may reduce the benefits of the collateral.

  Subject to the limitations set forth in the common security agreement, we are permitted to incur additional indebtedness. This additional indebtedness may rank equally with the notes and share ratably in the collateral that secures the notes and thus may increase the risk that we will be unable to make payments on the notes and our other debt when due. This may reduce the benefits of the collateral to you and your ability to control all actions taken with respect to the collateral.

There is no existing market for the exchange notes, and we cannot assure you that an active trading market will develop for the exchange notes or that you will be able to sell your exchange notes.

  There is no existing market for the exchange notes, and there can be no assurance as to the liquidity of any markets that may develop for the exchange notes, your ability to sell your exchange notes or the prices at which you would be able to sell your exchange notes. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers of the outstanding notes are not obligated to make a market in the exchange notes and any market making by them may be discontinued at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system.

  Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance.

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

  If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the prospectus distributed in connection with the offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary --Summary of the Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

  The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

                                USE OF PROCEEDS

  Port Arthur Finance will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, Port Arthur Finance will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in the capitalization of Port Arthur Finance. See "Financing Plan" for a discussion of the use of proceeds from the sale of the outstanding notes.

                                 FINANCING PLAN

  We estimate that the total costs for our coker project will be approximately $715 million. Our sources of funds are described as follows.

Equity Contributions and Commitments

  Blackstone and Occidental have agreed to make capital contributions in an aggregate maximum amount of approximately $135 million under capital contribution agreements. The lenders of our senior debt have the right to enforce the obligations of Blackstone and Occidental to make capital contributions under these agreements.

  Under these capital contribution agreements, when we issued the outstanding notes Blackstone and Occidental made initial equity contributions in the aggregate amount of $20 million which flowed down through our ownership structure to us and have made approximately $52 million in additional equity contributions since such time, bringing the total to approximately $72 million as of March 31, 2000. During the remaining construction period, Blackstone will make additional periodic equity contributions of approximately $57 million and Occidental will make approximately $6 million in additional equity contributions. These additional equity contributions will be made on a ratable basis with drawings under the secured construction and term loan facility described below to pay for construction costs and will flow down through our ownership structure to us. Under these capital contribution agreements, if Blackstone or Occidental is excused by operation of law in a bankruptcy proceeding of us, either Sabine River, Neches River or Clark Refining Holdings or, for any other reason, Blackstone and Occidental, will be required either to make subordinated loans to us or to purchase subordinate participations in the senior debt, in either case in the amounts of their individual capital contribution commitments.

Outstanding Notes and Existing Bank Credit Facilities

  Approximately $580 million of the budgeted cost of developing, financing and constructing our coker project is being funded with senior debt. Our senior debt consists of $255 million from the sale of the outstanding notes and $325 million from borrowings under the bank credit facilities described below.

  When we issued the outstanding notes, we also entered into a construction and term loan agreement with a syndicate of lenders establishing a secured construction and term loan facility. The construction and term loan facility is split into a Tranche A of $225 million and a Tranche B of $100 million, with Tranche A loans having a term of 7.5 years and Tranche B loans having a term of 8 years. Under specified circumstances, the aggregate amount of the construction and term loan facility may be reallocated between the tranches with our consent, which may not be unreasonably withheld. In November 1999, the lenders under our construction and term loan facility requested that we reallocate $5 million from Tranche A to Tranche B. At the time our construction and term loan facility closed, the bank arrangers intended to reduce their commitment exposure to us by syndicating their commitments with other banks. We agreed that if necessary in order to complete the syndication of the construction and term loan facility, the bank arrangers with our consent, which may not be unreasonably withheld, may increase the interest rate margins on the construction and term loan facility upon a reaffirmation from Moody's and Standard & Poor's of our then-current rating after giving effect to such increase.

  We also obtained a secured working capital facility of up to $75 million with a term of up to 7.5 years at the time the outstanding notes were issued. Any portion of the secured working capital facility that is advanced as loans will bear interest at an annual rate of LIBOR plus 4.75% or at a prime rate plus 3.75%, at our election. We are required to pay fees on any letters of credit issued under the secured working capital facility equal to an annual rate of LIBOR plus 4.75%, plus an annual facing fee of 0.15%. We also pay commitment fees on the unutilized portion of the construction and term loan facility equal to 0.75% per annum and on the unutilized portion of the secured working capital facility equal to 0.50% per annum. In February 2000, our $75 million secured working capital facility was reduced to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to P.M.I. Comercio Internacional to secure against a default by us under our long term oil supply agreement, was replaced by an insurance policy under which an affiliate of American International Group agreed to insure P.M.I. Comercio Internacional against our default under the long term oil supply agreement up to a maximum liability of $40 million. This affiliate of American International Group is treated as a bank senior lender under the common security agreement.

  Port Arthur Finance transferred the net proceeds of the offering of the outstanding notes to Port Arthur Coker Company by means of an intercompany note and will transfer the proceeds of drawings under the bank credit facilities to Port Arthur Coker Company by means of the intercompany note. Port Arthur Coker Company has, or will, use such proceeds principally to pay part of the costs of our coker project and related items, including:

  .  amounts payable under our construction contract;

  .  other asset acquisition costs;

  .  initial start-up costs and working capital requirements;

  . financing costs, legal and other transaction costs, taxes and interest during construction;

  .  other costs and expenses associated with our coker project; and

  .  establishment of a construction contingency fund.

  The net proceeds from the sale of the outstanding notes, after deducting discounts offered to the initial purchasers and related transaction expenses payable, was approximately $244 million.

Winterthur Insurance Policies

  Winterthur, on behalf of a group of insurers, arranged a $150 million oil payment guaranty insurance policy to provide payment security for crude oil purchases by us from P.M.I. Comercio Internacional.

  In order to accommodate a financing structure that includes the bank credit facilities, the Winterthur oil payment guaranty insurance policy and the notes, we have entered into a common security agreement which contains, among other things, common covenants, representations and warranties, events of default and remedies applicable to all our senior debt and reimbursement obligations to Winterthur relating to its oil payment guaranty insurance policy, including the notes and any loans made under our bank credit facilities. The terms of the common security agreement are discussed under the heading "Description of Our Principal Financing Documents--Common Security Agreement" in this prospectus.

  The following table sets forth the estimated sources and uses of funds in connection with the development, construction and financing of our coker project through completion and commercial operation of our heavy oil processing facility, including the notes. We cannot assure you that these estimates will correspond to the actual uses of funds to complete our coker project. Proceeds from the sale of the outstanding notes were deposited into an account called the bond proceeds account and must be applied in accordance with the financing documents. As required under our construction and term loan facility, the entire amount of Tranche B loans were drawndown in October 1999 and $35.4 million of additional equity was contributed by Blackstone and Occidental. These amounts were deposited into an account called the bank loan drawdown and equity funding account and will be applied in accordance with the financing documents. You should read the section captioned "Description of Our Principal Financing Documents--Common Security Agreement--Account Structure" in this prospectus for more information regarding the accounts we are required to maintain and fund and regarding restrictions on our ability to use funds from these accounts.

                                                        Amounts
                                                ------------------------
                                                (in millions of dollars)
  Sources
    Construction and term loans................           $325            45.5%
    The notes..................................            255            35.6
    Equity contributions(1)....................            135            18.9
                                                          ----           -----
  Total Sources................................           $715           100.0%
                                                          ====           =====
  Uses
    Construction contract(2)...................           $544            76.1%
    Coker project contingency..................             28             3.9
    Net interest during construction...........             89            12.5
    Start-up, development, asset acquisition
     and other construction costs(3)...........             22             3.1
    Financing costs, legal and other
     transaction costs(4)......................             32             4.4
                                                          ----           -----
  Total Uses...................................           $715           100.0%
                                                          ====           =====

--------
(1) Consists of cash equity contributions by Blackstone and Occidental described under "--Equity Contributions and Commitments" above.
(2) Includes payment to Clark Refining & Marketing for work in progress related to our coker project.
(3) Includes compensation of approximately $2 million to Clark Refining & Marketing for other assets transferred to us, including our long term crude oil supply agreement.
(4) Includes discounts offered, and fees and expenses payable to the initial purchasers and other related expenses, legal services and printing costs.

  Interest expense during construction, net of interest income was calculated in the Purvin & Gertz base case model using the expected construction timeline, related funding requirements and interest rates of 12.50% on the outstanding notes and 10.75% construction and term loan facility.

  We believe that the proceeds of the sale of the outstanding notes, equity contributions and monies borrowed under our construction and term loan facility will provide sufficient funds to develop, construct and finance our coker project.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Port Arthur Coker Company as of December 31, 1999, and as adjusted to give effect to the issuance and sale of the outstanding notes and the initial equity contributions, and the application of the estimated proceeds from these sources as described under "Use of Proceeds." The following table should be read in conjunction with our selected financial information included under "Selected Financial Information" and the base case financial model included in Purvin & Gertz's Independent Engineer's Report which is Annex B to this prospectus.

                                                                   December 31,
                                                                       1999
                                                                  --------------
                                                                  (in thousands)
Construction and Term Loans......................................    $105,000
Notes............................................................     255,000
                                                                     --------
  Total Senior Debt..............................................     360,000
  Equity Contributions...........................................      57,120
                                                                     --------
    Total Capitalization.........................................    $417,120
                                                                     ========

                         SELECTED FINANCIAL INFORMATION

  The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition."

Port Arthur Coker Company and Subsidiary

  The selected financial data presented below for Port Arthur Coker Company and its subsidiary represents our consolidated balance sheet as of December 31, 1999 and statement of operations for the period from inception, May 4, 1999, to December 31, 1999, and is derived from audited financial statements included elsewhere in this prospectus. We are in our development stage. Accordingly, only balance sheet and statement of operations data is presented, and no ratio of earnings to fixed charges is presented. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                   December 31,
                                                                       1999
                                                                ------------------
   Consolidated Balance Sheet                                     (in thousands)
                             Assets
   Cash.......................................................       $      1
   Receivable from affiliate..................................             90
   Prepaid expenses...........................................            845
                                                                     --------
     Total current assets.....................................            936
   Construction in progress...................................        378,411
   Cash and cash equivalents restricted for capital additions.         46,657
   Other assets...............................................         20,575
                                                                     --------
                                                                     $446,579
                                                                     ========
                Liabilities and Partners' Capital
   Accounts payable...........................................       $ 28,145
   Accrued expenses and other.................................         14,721
   Payables with affiliates...................................            497
                                                                     --------
     Total current liabilities................................         43,363
   Long-term debt.............................................        360,000
   Commitments and contingencies..............................            --
   Partners' capital contributed..............................         57,120
   Deficit accumulated during development stage...............        (13,904)
                                                                     --------
                                                                     $446,579
                                                                     ========
                                                                  For the period
                                                                May 4, (inception)
                                                                 to December 31,
                                                                       1999
                                                                ------------------
                                                                  (in thousands)
   Consolidated Statement of Operations
   General and administrative expenses........................       $ (3,149)
   Interest and finance costs, net............................        (10,755)
                                                                     --------
   Net loss...................................................       $(13,904)
                                                                     ========

Port Arthur Finance Corp.

  We have not included in this prospectus separate financial information for Port Arthur Finance, however, the consolidated financial statements for Port Arthur Coker Company include Port Arthur Finance as a consolidated subsidiary. Its organizational documents do not permit it to engage in any activity other than issuing the notes and borrowing under our bank credit facilities, and remitting the proceeds thereof to Port Arthur Coker Company. Port Arthur Finance has no material assets, no liabilities and no operations. In issuing the notes and borrowing under our bank credit facilities, it is acting as an agent of Port Arthur Coker Company.

Sabine River Holding Corp.

  We have included elsewhere in this prospectus separate audited financial statements for Sabine River. Its organizational documents do not permit it to engage in any activity other than issuing its guarantee of the notes and the bank loans, acting as a partner of Port Arthur Coker Company, acting as 100% owner of Neches River and taking any other actions necessary in connection with the transactions described in this prospectus. Sabine River has no material assets, no liabilities and no operations other than its investment in PACC and Neches River.

Neches River Holding Corp.

  We have not included in this prospectus separate financial information for Neches River. Its organizational documents do not permit it to engage in any activity other than issuing its guarantee of the notes and the bank loans, acting as a partner of Port Arthur Coker Company and taking any other actions necessary in connection with the transactions described in this prospectus. Neches River has no material assets, no liabilities and no operations other than its investment in PACC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

  The following discussion should be read in conjunction with "Financial Statements and Related Notes for Port Arthur Coker Company and Sabine River," "Selected Financial Information," "Annex B--Independent Engineer's Report" and "Annex C--Crude Oil and Refined Products Market Report."

General

  We were formed to construct, own or lease, operate and maintain our heavy oil processing facility. Since our inception, we have been in the pre-operation stage and have had no material operating revenues or expenses. The total cost to us of our coker project, including development, property acquisitions, construction, capitalized interest, testing and start-up, is estimated to be approximately $715 million, including allowance for estimated price escalation and contingencies. Our notes are unconditionally guaranteed jointly and severally by Port Arthur Coker Company, Sabine River and Neches River. Sabine River and Neches River, however, have no material assets, no liabilities and no operations other than their investment in Port Arthur Coker Company.

Operations to Date

  Clark Refining & Marketing formally initiated the refinery upgrade project in April 1998 after entering into the long term crude oil supply agreement with P.M.I. Comercio Internacional in March 1998. Construction began in September 1998. When we issued the outstanding notes, Clark Refining & Marketing assigned to us all its rights and obligations under the long term crude oil supply agreement, including the obligation to complete the refinery upgrade project, and permits related to operating our new and leased units and we purchased the work in progress relating to our coker project for a total of approximately $159 million.

  The work on our coker project is well advanced. As of January 2000, 100% of major equipment procurement, 89% of total materials procurement and 98% of detailed design and engineering were complete and construction was 31% complete. Construction activities to date have included site preparation, foundations and footings installation, major equipment installation and pipe rack construction. In June 1999, the six coke drums for our new delayed coking unit arrived at the Port Arthur refinery and in October 1999 were installed in their support structures. In January 2000, approximately 175 people were working on design and engineering and approximately 965 people are working on construction of our coker project. All personnel except one are employees of Foster Wheeler USA, its subcontractors or Clark Refining & Marketing, the latter working under our services and supply agreement with Clark Refining & Marketing.

  Under our construction contract, Foster Wheeler USA is obligated to perform the engineering, design, procurement, manufacture, construction, erection, installation and testing of our coker project. Under the construction contract, we are required to pay Foster Wheeler USA the fixed sum of approximately $544 million in installments to be based on their progress in completing our coker project. This payment to Foster Wheeler USA has been reduced by $157.1 million, the amount Clark Refining & Marketing had already paid Foster Wheeler USA for work performed to date on our coker project.

  When we issued the outstanding notes, we used a portion of the proceeds of our senior debt and equity contributions to make the following payments to Clark Refining & Marketing:

Payment for work in progress related to our coker project--con-
 struction contract............................................... $157,100,000
Payment for permits and the long term crude oil supply agreement..    2,175,000
                                                                   ------------
  Total........................................................... $159,275,000
                                                                   ============

Plan of Operation

  The refinery upgrade project will allow our heavy oil processing facility to process an average of 200,000 barrels per stream day of crude oil. At least 150,000 barrels per stream day of heavy sour crude oil will be purchased from P.M.I. Comercio Internacional under our long term crude oil supply agreement. Construction of our coker project and the entire refinery upgrade project is expected to be mechanically complete around November 2000, and we expect to begin commercial operation around January 2001.

  Our long term crude oil supply agreement includes a mechanism designed to minimize the effect of adverse refining cycles and to moderate the fluctuations of our coker gross margin. This mechanism contains a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin over the first eight years following completion of the refinery upgrade project, if it is completed by July 2001. This eight year period will be shortened by any period of delay in completion of the refinery upgrade project beyond July 2001 unless the delay is caused by events beyond our reasonable control.

  Clark Refining & Marketing has agreed to provide us with services necessary to complete our coker project and to operate the heavy oil processing facility. Under our services and supply agreement, the services to be performed by Clark Refining & Marketing include, among others, the following:

  . oversight of the construction of our new units and other equipment and performance of our obligations under our construction contract with Foster Wheeler USA, other than our payment obligations;

  . operation and maintenance of the ancillary units and equipment that we are leasing from Clark Refining & Marketing;

  . management of the operation and maintenance of our new processing units and other equipment at the Port Arthur refinery;

  . management of our crude oil purchases and transportation of our crude oil to the Port Arthur refinery; and

  .  supply of other required feedstocks, materials and utilities.

  However, Sabine River's board of directors controls the ultimate decision making, and guides the ongoing activities, of Port Arthur Coker Company.

  In addition, under our services and supply agreement Clark Refining & Marketing has a right of first refusal to require us to process crude oil for them in an amount equal to approximately 20% of the processing capacity of our heavy oil processing facility. In exchange, we will receive processing fees from Clark Refining & Marketing.

  We have entered into a product purchase agreement with Clark Refining & Marketing for the sale of all refined and intermediate products produced by our heavy oil processing facility. Under our product purchase agreement, Clark Refining & Marketing is obligated to accept and pay for all our products and has a limited right to request that we produce a specified mix of products.

  Purvin & Gertz expects us to generate approximately $228 million of annual average operating cash flows over the initial 11-year operating period of our coker project.

Liquidity and Capital Resources

  Prior to the completion and commercial operation of our heavy oil processing facility, we expect that the cash available to us will consist principally of equity contributions of up to $135 million, proceeds from the offering of the outstanding notes of $255 million and up to $325 million in proceeds from borrowings under our bank credit facilities, together with interest earnings on those amounts. The contractual arrangements with Blackstone and Occidental provide that the aggregate $135 million equity commitment will be funded pro rata with the funding of our notes and bank term debt, so that at the time of each advance of debt and equity to pay our construction costs, the amount funded will be approximately 65% debt and 35% equity. As of December 31, 1999, $57 million of the $135 million of equity had been funded. We expect the remaining $78 million of equity to be funded by March 2001. We believe that these amounts are sufficient to fund the development, construction and financing costs of our coker project.

  During the operating period, our revenues will include revenues from sales of products to Clark Refining & Marketing under the product purchase agreement and processing fees paid by Clark Refining & Marketing under the services and supply agreement. We have a working capital facility of up to $35 million from a syndicate of lenders, some of which are the same commercial banks that are providing the construction and term loan facility. The proceeds of any borrowing under this working capital facility will be used primarily for issuing letters of credit for purchase of crude oil other than Maya and to meet our other working capital needs. In February 2000, our working capital facility was reduced from $75 million to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to P.M.I. Comercio Internacional to secure against a default by us under our long term oil supply agreement, was replaced by an insurance policy under which an affiliate of American International Group agreed to insure P.M.I. Comercio Internacional against our default under the long term oil supply agreement up to a maximum liability of $40 million.

  In order to fulfill our obligation to provide security to P.M.I. Comercio Internacional for our obligation to pay for shipments of Maya under the long term crude oil supply agreement, we obtained from Winterthur an oil payment guaranty insurance policy for the benefit of P.M.I. Comercio Internacional. This oil payment guaranty insurance policy is in the amount of up to $150 million and will be a source of payment to P.M.I. Comercio Internacional if we failed to pay P.M.I. Comercio Internacional for one or more shipments of Maya. Under our senior debt documents, any payments by Winterthur on this policy are required to be reimbursed by us. This reimbursement obligation to Winterthur has a priority claim on all of the collateral for the senior debt equal to the noteholders and holders of our other senior debt, except in specified circumstances in which it has a senior claim to these parties. We describe these priorities in greater detail in our description of the Intercreditor Agreement under "Description of Our Principal Financing Documents--Guaranty Insurance Policy and Reimbursement Agreement."

  Under our senior debt documents, we are also required to establish a debt service reserve account at the time our coker project achieves substantial reliability in an amount equal to the next semiannual payment of principal and interest coming due from time to time. Substantial reliability is a term in our construction contract and our financing documents that is used to indicate when Foster Wheeler USA has demonstrated that our coker project is sufficiently complete and can reliably generate expected operating margins. A more detailed description of substantial reliability can be found under the heading "Principal Project Documents--Construction Contract--Performance Testing and Guarantees" in this prospectus. In lieu of depositing funds into this reserve account at substantial reliability, we have arranged for Winterthur to provide a separate debt service reserve insurance policy in the maximum amount of $60 million for a period of approximately five years from substantial reliability of our coker project. Payments will be made under this policy to pay debt service to the extent that we do not have sufficient funds available to make a debt service payment on any scheduled semiannual payment date during the term of the policy. The term of the policy commences at substantial reliability of our coker project and ends on the tenth semiannual payment date after substantial reliability, unless it terminates early because our debt service reserve account is funded to the required amount. The maximum liability of Winterthur under its policy is reduced as we make deposits into the debt service reserve account. On the sixth semiannual payment date after substantial reliability, and on each of the next four semiannual payment dates, we are required to deposit, out of available funds for that purpose, $12 million into the debt service reserve account. In addition, until the debt service reserve account contains the required amount, we are required to make deposits into the debt service reserve account equal to all of our excess cash flow that remains after we apply 75% of excess cash flow to prepay senior debt. Once the debt service reserve account contains the required amount, the Winterthur policy will terminate.

  When we issued the outstanding notes, we obtained business interruption and contingent business interruption insurance for our heavy oil processing facility.

  We may also incur additional senior debt or subordinated debt provided that it complies with the terms and conditions set forth in the common security agreement.

Accounts

  The common security agreement requires that all of our bank accounts, with the exception of an unsecured account for up to 30 days' operating costs, be secured for the benefit of our senior lenders, including you. We are required to maintain separate accounts for specified purposes. Deposits and withdrawals from these accounts may only be made in accordance with the terms of our financing documents that specify the order in which our revenues are applied and the order in which our expenses are paid. We describe these accounts, and the maximum amounts required to be deposited in them, in greater detail under "Description of Our Principal Financing Documents--Common Security Agreement--Account Structure."

Quantitative and Qualitative Disclosures About Market Risk

  From time to time, we expect to hold market risk sensitive instruments and positions, such as our inventory of crude oil and refined products. The market risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in commodity prices and interest rates. None of our market risk sensitive instruments are held for speculative trading.

 Commodity Risk

  Our feedstocks and refined products are principally commodities and the pricing of such feedstocks and refined products under our services and supply agreement and product purchase agreement is intended to reflect market-based pricing. As a result, our operating cash flows and earnings will be significantly affected by a variety of factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economic conditions, weather patterns, political affairs, crude oil production levels, the rate of industry investments, the availability of imports, the marketing of competitive fuels and the extent of government regulations.

  Purvin & Gertz, the independent engineer, has set forth in its Independent Engineer's Report annexed to this prospectus as Annex B, an analysis of the impact of the changes in prices of crude oil and refined products on our operating cash flow. We believe that their analysis has been made on a reasonable basis.

   We expect to utilize limited risk management tools to mitigate risk associated with fluctuations in petroleum prices on our normal operating petroleum inventories. We believe this policy is appropriate since inventories are required to operate the business and are intended to be owned for an extended period of time. We believe the cost of using such tools to manage short-term fluctuations outweigh the benefits. In addition, the common security agreement limits our ability to use those tools.

  We may occasionally use strategies to minimize the impact on profitability of volatility in feedstock costs and refined product prices. These strategies will generally involve the purchase and sale of exchange-traded, energy-related futures and options with a duration of six months or less. In addition, we, to a lesser extent, may use energy swap agreements similar to those traded on the exchanges, such as crack spreads and crude oil options, to better match the specific price movements in our markets as opposed to the delivery point of the exchange-traded contract. These strategies are designed to minimize, on a short-term basis, our exposure to fluctuations in refining margins. The number of barrels of crude oil and refined products covered by such contracts will vary from time to time. These purchases and sales will be closely managed and be subject to internally established risk standards. The results of these hedging activities will affect refining costs of sales. We do not intend to engage in speculative futures or derivative transactions.

 Interest Rate Risk

  Our long term debt will be subject to interest rate risk. We will manage this rate risk by maintaining a mix of long term debt with fixed and floating rates. A 1% change in the interest rate on our long term debt could result in a $5.8 million change in earnings before interest and taxes. This determination is based on 1% of the $580 million total of the notes and the construction and term loans. We will be subject to interest rate risk on the floating rate bank term debt, but we will have the ability to call our floating rate debt. Under the common security agreement we may be required to hedge a substantial portion of our floating rate exposure under our secured construction and term loan facility.

Year 2000 Readiness

  As has been widely reported, many computer systems process dates based on two digits for the year of a transaction and many feared that computers would be unable to process dates in the year 2000 and beyond. There were many risks associated with the year 2000 compliance issue, including but not limited to, the possible failure of our systems and hardware with embedded applications.

  The failure of third parties, including our contractors, vendors, utilities and customers to remedy year 2000 issues also posed risks to our coker project. In particular, any failures by (1) Clark Refining & Marketing, which will be responsible for the management of our heavy oil processing facility and will purchase all our refined products, (2) Foster Wheeler USA, as contractor under the construction contract or (3) P.M.I. Comercio Internacional, as our principal supplier of oil, may have a material adverse effect on our businesses and operations.

  Clark Refining & Marketing began significant efforts to address its exposures related to the year 2000 issue in 1997 in order to operate and properly process information after December 31, 1999. Clark Refining & Marketing has expended $5.9 million from inception of its year 2000 systems remediation program through December 31, 1999. In addition, its mission critical business partners had represented that their mission critical systems were remediated. As of March 31, 2000, Clark Refining & Marketing had incurred only minor year 2000-related problems with its mission critical systems or processes and contingency plans handled these occurrences. More information on Clark Refining & Marketing's year 2000 program is discussed in Clark Refining & Marketing's Annual Report on Form 10-K for the year ended December 31, 1999.

  The following information concerning Foster Wheeler Corporation is based solely on and derived solely from their annual report on Form 10-K for the year ended December 31, 1998, and their quarterly report on Form 10-Q for the third quarter of 1999, filed with the Commission. We have not conducted any independent investigation in this regard and therefore cannot assure the accuracy or completeness of such information.

  Foster Wheeler Corporation and its subsidiaries initiated year 2000 activities in 1996. In 1997, a formal year 2000 problem management strategy was prepared. The primary computerized reporting and control system used by Foster Wheeler Corporation and most of its subsidiaries, which was provided by J.D. Edwards, has been confirmed by the vendor to be year 2000 compliant. Although Foster Wheeler Corporation and its subsidiaries expect to be ready to continue their business activities without interruption by a year 2000 problem, they recognize that they depend on outsiders (such as suppliers, contractors and utility companies) to provide various goods and services necessary for doing business. Foster Wheeler Corporation has developed a contingency plan for itself, and has required each of its subsidiaries to do likewise. Each plan will address alternative arrangements to cope with year 2000 problems caused by others, and back-up strategies to follow if a subsidiary's software or equipment does not perform properly, even though it appears now to be year 2000 compliant. Most subsidiaries of Foster Wheeler Corporation completed their contingency plans by late September 1999 and the few that did not were expected to complete their plans by the end of November 1999. The failure to correct a year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Foster Wheeler Corporation believes that the implementation of new business systems and the complete implementation of the business continuation plan should reduce the possibility of significant interruptions of normal operation.

  As of February 18, 2000, we have not had any material impact on our coker project related to the year 2000 issue and we have not been made aware of any material impact on Clark Refining & Marketing, Foster Wheeler USA, P.M.I. Comercio Internacional or any other third parties associated with the refinery upgrade project. We anticipate that our future year 2000 related costs will not have a material impact on our financial position or results of operations. See "Risk Factors--Construction Risks."

        THE U.S. PETROLEUM REFINING INDUSTRY AND REFINERY CONFIGURATION

Background

  The profitability of an oil refinery is determined, in large part, by refining margins, the spread between prices for refined products such as gasoline, diesel fuel and jet fuel, and costs of crude oil. The refining margin is driven by the supply and demand for petroleum commodities. Refinery profitability is also influenced by the equipment configuration of the refinery, the refinery's operating cost structure and the refinery's access to crude oil and refined product markets.

  Demand for light refined products such as gasoline, diesel, kerosene/jet fuel grew at an annual rate of 4.2% from 1960 to 1973, according to the U.S. Department of Energy. However, demand for light refined products declined by 0.5% per year from 1973 to 1983. We believe that the combination of high oil prices for petroleum products due to the oil shocks of the early 1970's and the late 1970's, environmental regulations favoring cleaner burning fuels and gains in fuel efficiency caused consumption of light refined products to decrease. From 1983 through 1998, light refined product demand increased at a rate of 1.6% per year and, from 1993 through 1998, at 2.1% per year. We believe the renewed growth in light refined product demand is due to the expansion of U.S. vehicle fleet miles driven, increased seat miles flown on U.S. airlines and the reduced improvement in vehicle fuel efficiency due to consumer preference for light trucks and sport-utility vehicles.

  Demand for heavy refined products such as residual and other heavy oil grew at an annual rate of 4.0% from 1960 to 1978, according to the U.S. Department of Energy. We believe that the introduction of regulations restricting the use of residual oil in the late 1970's drastically reduced demand for residual oil, as demand decreased from approximately 3 million barrels per day in 1978 to approximately 0.9 million barrels per day in 1998, an annual decrease of 5.9%. During this same period, overall heavy refined product demand has decreased at only approximately 1% per year.

  From 1965 through 1978, crude oil distillation capacity utilization rates averaged approximately 89%, according to the American Petroleum Institute. We believe that sagging demand for light and heavy refined products was the primary cause that utilization rates fell to 69% in 1981. U.S. crude oil distillation capacity decreased from 18.1 million barrels per day in 1980 to
15.9 million barrels per day in 1998, according to the Oil & Gas Journal, as more than 40% of the refineries in the United States closed during this period. As a result of this decrease in capacity and the renewed increase in demand, U.S. crude oil distillation utilization rates increased during the 1980s and 1990s to approximately 95% in 1998. We believe U.S. crude oil distillation utilization rates may be approaching long term sustainable maximums due to the requirement for routine maintenance and the likelihood of unplanned downtime.

U.S. Industry Outlook

  Purvin & Gertz expects annual growth in refined product demand in the U.S. to average over 1.2% through 2015. Purvin & Gertz further expects that growth in overall distillate in the United States will average near 2% over the next decade, before slowing to about 1.5% through the 2010 to 2015 period and gasoline demand growth will average 1% through 2015. We believe this growth reflects the continuing expansion of U.S. vehicle fleet miles driven, increased seat-miles flown on U.S. airlines with an offset for modest improvements in vehicle efficiency.

  Purvin & Gertz expects that total vehicle miles in the United States will increase by approximately 2.7% per year until the end of the decade. Thereafter, Purvin & Gertz expects growth in vehicle miles to average in the 1.7% range through 2015. Purvin & Gertz expects in the United States demand per capita for gasoline to decrease over the forecasted period largely as a result of efficiency improvement and continuing increases in per capita miles traveled. Purvin & Gertz forecasts that between 1998 and 2015 new car efficiency will improve by 5.3 miles per gallon.

  Purvin & Gertz also expects diesel and jet fuel demand to exhibit the strongest light refined product demand growth with 2% per year growth throughout the next decade. Purvin & Gertz expects demand for residual fuel in the United States to continue declining trends throughout the next decade and demand for all other petroleum products, including other refined products and natural gas liquids, to increase at a rate of approximately 1.1% during the next 15 years.

  The following table summarizes the historical and expected growth patterns in demand for refined petroleum products in the United States.

U.S. Petroleum Product Demand

                                                                               Annual %
                                                                                Change
                         1995  1996  1997  1998  1999  2000  2005  2010  2015  1998-2015
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ---------
                                          (barrels in millions per day)
Motor Gasoline..........  7.79  7.89  8.02  8.20  8.39  8.51  8.89  9.42  9.68    1.0%
Kerosene/Jet Fuel.......  1.55  1.64  1.66  1.65  1.70  1.74  1.94  2.13  2.31    2.0%
Diesel Fuel.............  3.21  3.37  3.44  3.44  3.55  3.65  4.03  4.43  4.83    2.0%
Residual Fuel...........  0.85  0.85  0.80  0.82  0.81  0.81  0.78  0.76  0.75   (0.5)%
Other Products..........  4.33  4.56  4.71  4.57  4.58  4.63  5.01  5.27  5.49    1.1%
                         ----- ----- ----- ----- ----- ----- ----- ----- -----   ----
  Total U.S. Demand..... 17.72 18.30 18.62 18.68 19.03 19.35 20.64 22.01 23.06    1.3%
Annual Growth, %........  0.0%  3.3%  1.7%  0.3%  1.9%  1.7%  1.3%  1.3%  0.9%
Source: Purvin & Gertz.

Refinery Configurations

  Crude oil represents a refinery's largest single operating cost and is available in a range of prices depending on the equipment required for processing the crude oil, its potential yield of refined products, and the cost of transporting the crude oil to the refinery. Lighter and/or sweeter crude oil is priced higher than heavy and/or sour crude oil because it is easier to process and yields a higher-valued mix of products such as gasoline, diesel fuel, jet fuel and petrochemicals.

  The types of crude oil a refinery can process, as well as the yield of refined products from such crude oil, depends on the refinery "configuration." The configuration of a refinery denotes the number, specific types and the sequence of processing units. Processing units typically increase the value of their feedstocks by separating or changing the feedstocks' chemical structure. A refinery with a simple configuration chooses between running a lighter, more expensive crude oil to minimize low value residual fuel oil production, or running a heavier, less expensive crude oil and accepting this low valued production. Some refineries are unable to process heavy sour crude oil under any circumstances because of their location and/or design. The most sophisticated refinery configuration--the heavy coking refinery--can take advantage of lower priced, heavy sour crude oil while producing relatively little residual fuel oil and yielding a higher valued mix of products.

Heavy/Light Differential

  The economics of crude oil selection compares the discounts offered for lower quality crude oil to the gain on making higher value products instead of residual fuel. The refining margin of a heavy coking refinery is highly sensitive to the dollar per barrel price difference between heavy sour crude oil, such as Maya, and light sweet crude oil, such as West Texas Intermediate. This difference is often referred to as the "heavy/light differential." This measurement provides a reliable indication of the profitability advantage of a heavy coking refinery because a wider heavy/light differential typically results in lower cost feedstocks and a higher resulting refinery margin. According to Purvin & Gertz, from January 1988 through March 1999 the six month moving average of the heavy/light differential ranged from a high of $8.90 to a low of $3.76 with an average of $5.83 as shown in the following chart.

                                    [Chart]

  According to Purvin & Gertz, in the late 1980s, conversion capacity was fully utilized with little or no excess capacity. As a result, returns on investment for refiners motivated new investments in conversion capacity. By the early 1990s, the rate of addition of conversion capacity considerably exceeded the needed level. Many producers added this capacity with the intention of processing heavy sour crude into low sulfur diesel and reformulated gasoline. Many refiners found that the most economic way of accomplishing this was to combine various refinery modifications made in response to regulatory changes with expansions of conversion capacity. Since conversion capacity is generally the most profitable component of a refinery, many refiners believed that increasing it was the most effective way to maximize returns on product quality improvement investments. However, because so many refiners recognized the potential benefit of increasing conversion capacity, an overbuilding of capacity resulted. The overabundance of conversion capacity drove up demand for heavy feedstock and resulted in a narrowing of the heavy/light differential through 1995.

  Recovery in the heavy/light differential occurred in 1996 and 1997. Purvin & Gertz believes that while this recovery was due in part to temporary refinery operating problems at several major refinery units, which decreased the availability of conversion capacity, this recovery was primarily driven by the rising output of heavy sour crude oil in the Western Hemisphere. This increasing production of heavy sour crude oil resulted in severe price competition and residual fuel oil oversupply. The differentials reached a peak late in 1997 and early 1998 due to these factors. In April 1998, the trends began to reverse and the heavy/light differential began to narrow. This reversal was brought about by the confluence of a number of factors. These include the effects of the Asian financial crisis, which reduced demand for refined products and opened up capacity worldwide. In addition, low oil prices and high natural gas prices in the United States caused demand for residual fuel to increase rather dramatically. At the same time, export demand for residual fuel increased sharply due to El Nino related hydropower shortages in Mexico.

  Although the rate of increase in conversion capacity fell sharply after 1994, according to Purvin & Gertz several major projects are currently underway. In addition, several conversion projects are linked to supplies of heavy sour crude oil from Venezuela and Mexico. Purvin & Gertz expects these conversion projects to absorb increases in heavy sour crude oil production. Net additions in recent years have been at a rate of 2% per year in the United States and nearly 4% worldwide.

  According to Purvin & Gertz, the recent heavy sour crude oil production cuts by Venezuela and Canada caused the heavy/light differential to narrow. At the same time, new conversion capacity was being brought on and was absorbing any excess heavy feedstock, thereby strengthening heavy feedstock prices and further narrowing the differential. In addition, high natural gas prices coupled with low residual fuel oil prices are encouraging the burning of residual fuel, thereby squeezing the heavy feedstock balance and narrowing the heavy/light differential even further. Even so, the differential averaged about $5.00 over the first six months of 1999.

  Purvin & Gertz believes domestic supply constraints in 1998 increased the price of West Texas Intermediate above the level which would otherwise be expected given the global supply-demand balance. Purvin & Gertz believes these constraints are in the process of being reversed and expects them to reduce the price of West Texas Intermediate. Because these supply constraints did not have a significant impact on the Gulf Coast price of Maya, Purvin & Gertz expects the heavy/light differential to contract as West Texas Intermediate prices decline relative to Maya.

  Purvin & Gertz believes that low demand for petroleum caused by the continuation of the Asian financial crisis will cause Venezuela and other OPEC producers to constrain production through 2000. Purvin & Gertz expects that production through 2000 will be further constrained under the terms of the March 1999 OPEC agreement. Mexico has agreed to constrain exports as well. According to Purvin & Gertz, these factors will tend to keep the heavy/light differential around $5.00 through 2000.

  Purvin & Gertz expects that after the year 2000, the heavy/light differential will begin to widen again since they expect all of the key factors determining the heavy/light differential to turn favorable:

  .  as world economy, particularly Asia, improves, demand will grow rapidly;

  .  crude oil prices increase as demand increases;

  . crude oil production increases, particularly heavy sour crude oil, as demand for OPEC crude oil increases since OPEC crude oil is generally heavier;

  .  Venezuela, Mexico and Canada will expedite heavy oil production; and

  . light product demand and supply of heavy sour crude oil will likely increase faster than new conversion capacity can be added.

Additional discussion of these conclusions are included in Purvin & Gertz's Crude Oil and Refined Product Market Forecast provided to you as Annex C.

                         EXISTING PORT ARTHUR REFINERY
                        AND THE REFINERY UPGRADE PROJECT

Existing Port Arthur Refinery

  The Port Arthur refinery is located in Port Arthur, Texas and is situated on an approximately 4,000 acre site, of which less than 100 acres are occupied by active operating units. The Port Arthur refinery has a current rated crude oil throughput capacity of approximately 232,000 barrels per stream day and the ability to process 100% sour crude oil, including up to 20% heavy sour crude oil, and has coking capabilities. The Port Arthur refinery has the ability to produce jet fuel, 100% low-sulfur diesel fuel, 55% summer reformulated gasoline and 75% winter reformulated gasoline. The Port Arthur refinery's Texas Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources, and its products can be sold in central and eastern United States as well as in export markets.

  In February 1995, Clark Refining & Marketing purchased the Port Arthur refinery together with related terminals, pipelines and other assets from Chevron U.S.A. Products and some affiliated entities. Clark Refining & Marketing also acquired legal title to Chevron's chemicals facility and lube oil distribution facility, which are integrated with the Port Arthur refinery. The chemicals facility and the lube oil distribution facility are being leased to, and operated by, Chevron under long term leases providing for a nominal rent and containing a purchase option in favor of Chevron at a nominal purchase price. Clark Refining & Marketing also entered into agreements with Chevron and its affiliates providing for, among other things, various services and the sale and purchase of various refined products.

Refinery Upgrade Project

  The purpose of the refinery upgrade project is to increase the ability of the Port Arthur refinery to process heavy sour crude oil. The business strategy of Clark Refining Holdings in undertaking the refinery upgrade project is to earn a higher margin on processing operations at the Port Arthur refinery and take advantage of our long term crude oil supply agreement with P.M.I. Comercio Internacional.

  The refinery upgrade project consists primarily of the construction of a new delayed coking unit, the installation of a new vacuum gas oil hydrocracking unit, the installation of a new sulfur complex and an expansion of the existing crude unit. Also included in the scope of the refinery upgrade project are various improvements to the infrastructure of the existing Port Arthur refinery and various modifications of existing processing units at the Port Arthur refinery. The Port Arthur refinery has several important characteristics that make it attractive for this type of investment, including its Gulf Coast location which provides excellent access to waterborne deliveries of Mexican crude oil and the fact that the Port Arthur refinery currently has much of the infrastructure and processing capability necessary to support an upgraded operation, which we believe lowers the capital cost.

  The following table highlights the impact we expect the refinery upgrade project to have on the Port Arthur refinery as a whole. The figures used under the heading "after" correspond to the data used by Purvin & Gertz in the base case financial model which is part of their report included in this prospectus as Annex B and represents the combined operations of Clark Refining & Marketing and Port Arthur Coker Company.

                             The Port Arthur
                                Refinery
                         -----------------------
                           Before       After
                           Upgrade     Upgrade
                         ----------- -----------
Crude Oil Throughput
 Capacity (barrels per
 stream day)............ 232,000     250,000
Coker Throughput
 Capacity (barrels per
 stream day)............ 38,000      80,000
API Gravity............. 34(degrees) 24(degrees)
Sulfur Processing
 Capacity............... 1.6%        3.1%
Solomon Complexity
 Rating................. 12.2        15.9
Production (barrels per
 calendar day).......... 221,700     254,700

  Throughput capacity is a term used to measure the capacity of a refinery or a particular processing unit at a refinery to process crude oil or another feedstock. API gravity is a method of differentiating crude oil quality which is closely correlated to product yields. In other words, the processing of a crude oil with a higher API gravity should result in increased product yields when compared to the processing of a crude oil with a lower API gravity. Solomon complexity rating is oil industry standard for comparing refineries based on the complexity of their configurations. A more "complex" refinery such as one with conversion capacity generally produces a more valuable mix of products.

                    COKER GROSS MARGIN SUPPORT MECHANISM IN
                    OUR LONG TERM CRUDE OIL SUPPLY AGREEMENT

  The primary function of our coker project will be to allow the economical refining of Maya heavy sour crude oil into higher valued light intermediate products. These light products upon further processing and blending, are capable of being sold as home heating oil, on and off road diesel fuel or no. 2 fuel oil, gasoline and other similar products, which have historically been the highest value products derived from crude oil. Maya crude oil has historically been priced less than lighter, sweeter crude oil due its higher content of impurities and sulfur that make it more difficult to process, and without the proper processing equipment, result in a higher percent of historically low value residual products, such as no. 6 fuel oil, asphalt and other similar products. As such, the profitability of constructing coker equipment and our coker project is based on the price difference between residual products, as represented by no. 6 fuel oil in the coker gross margin support formula described below, and the ultimate products to which these residual products can be converted in the coking process, as represented by gasoline and no. 2 fuel oil below. If this spread between residual products and light products were very narrow for an extended period of time, the profitability of a coker project would be less and the risk to noteholders or a coker owner and operator would be greater.

  In negotiating our long term oil supply agreement with P.M.I. Comercio Internacional, we attempted to mitigate this risk substantially through the use of a coker gross margin support mechanism. This mechanism is composed of a formula that was designed to be a proxy for the economic opportunity of constructing coking equipment, which is compared to a negotiated differential guarantee amount of $15 per barrel. This mechanism is designed to moderate our coker gross margin fluctuations. The mechanism contains a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin during the first eight years following completion of the refinery upgrade project assuming we achieve completion by July 2001, and thus will not apply for the entire duration of the notes. The price we pay for Maya will be the regular price adjusted for a monthly adjustment amount based on the difference between the differential formula amount and a $15 per barrel differential guarantee amount. The differential formula amount is calculated as follows:

  Differential formula amount = (0.5 X RUL) + #2FO-(1.5 X #6FO)

  Where:

       RUL = average of U.S. Gulf Coast market prices for conventional 87 octane unleaded gasoline
      #2FO = average of U.S. Gulf Coast market prices for 0.2% sulfur no. 2 fuel oil
      #6FO = average of U.S. Gulf Coast market prices for 3% sulfur no. 6 fuel oil

  The gasoline and no. 2 fuel oil prices were selected as proxies for the prices that we can reasonably expect to receive for the light refined products produced by our coking unit. The no. 6 fuel oil price was selected as a proxy for coker feedstock prices because of its high degree of historical correlation with Maya prices. Our long term crude oil supply agreement also has a provision that is designed to compensate for changes in this historical correlation.

  We use the differential formula amount above to calculate the monthly adjustment amount as follows:

         Monthly adjustment amount = (differential formula amount-$15) X 36.6% X
                                                           Our Maya delivered
                                                           during the month.

  This amount is referred to in our long term crude oil supply agreement as a monthly surplus or shortfall, depending on whether it is a positive or negative number. This 36.6% factor is used because we expect that every 100 barrels of Maya processed through our crude unit will yield approximately 36.6 barrels of coker feedstock.

  At the end of each calendar quarter, all monthly adjustment amounts, whether positive or negative, are netted under a mechanism set forth in our long term crude oil supply agreement, resulting in a price adjustment applicable to Maya to be purchased in the succeeding calendar quarter. The discount applied to the price of Maya in any quarter may not exceed $30 million. The premium applied to the price of Maya in any quarter may not exceed the lesser of $20 million or the net aggregate amount of shortfalls for the prior period. The net adjustment amount, whether positive or negative, existing at the end of the period during which the coker gross margin support is available will be applied over the remaining term of the agreement, after giving effect to the operation of the differential mechanism in the last period. The discount we receive in any quarter will not exceed $30 million and the premium we pay in any quarter will not exceed $20 million.

  If the differential formula amount is calculated over the period 1987-1998 and regressed against the historical heavy/light differentials, the mathematical result implies that the $15 per barrel differential guarantee amount would correspond to a heavy/light differential of $5.94 per barrel. This is $0.24 per barrel above the historical average heavy/light differential of $5.70 per barrel over the same period. Therefore the coker gross margin support mechanism in our long term crude oil supply agreement would have added to our coker gross margin during that period.

  According to Purvin & Gertz, the price adjustment mechanism in our long term crude oil supply agreement serves as a suitable method of stabilizing coker gross margin fluctuations.

  Below is a sample quarterly calculation of the operation of the price adjustment mechanism contained in our long term crude oil supply agreement, based on the year 2001 price forecast by Purvin & Gertz and assuming quarterly Maya volume of 13.8 million barrels:


      Differential Formula Amount = (0.5 x $19.48) + $18.40 - (1.5 x
       $10.22) =                                                       $12.81
      Differential Guarantee Amount                                   -$15.00
                                                                      -------
        Shortfall per barrel                                           $ 2.19
      Quarterly Maya Volume (millions of barrels)                        13.8
      Coker Feedstock Factor                                          x 0.366
                                                                      -------
        Eligible Volume (millions of barrels)                             5.1
      Coker Gross Margin Shortfall per barrel of feedstock            x$ 2.19
                                                                      -------
        Discount due (millions of dollars)                             $ 11.0
      Quarterly Maya Purchase Cost without discount                    $10.88
      Quarterly Maya Purchase Cost after application of discount       $10.08

  See "Description of Our Principal Project Documents--Long Term Crude Oil Supply Agreement" for a more complete and detailed discussion of our crude oil supply arrangement. You should also read "RiskFactors--Market Risks" regarding the risk that the coker gross margin support mechanism may not adequately protect against all fluctuations in the relative prices of heavy sour crude oil and refined products. See Tables V-12, V-14, V-16, V-17, V-19, V-21, V-23, V-25, V-26, V-27 and V-28 in Annex B to this prospectus for other projection cases produced by Purvin & Gertz that include alternative calculations of the coker gross margin adjustment mechanism.

                               OUR COKER PROJECT

  Our coker project will use delayed coking technology to enable the Port Arthur refinery to process increased volumes of heavy sour crude oil. We expect the total cost of constructing our new units described below and completing the additional improvements that comprise our coker project to be $715 million, including an allowance for estimated price escalation and contingencies.

Our Portion of the Refinery Upgrade Project

  Delayed Coker. Our new 80,000 barrel per stream day delayed coking unit will be equipped with six coke drums. This unit converts vacuum tower bottoms from the refinery's crude unit through thermal cracking process into lighter, more valuable products, principally heavy gas oil that is fed to the hydrocracker, light gas oil that is blended into distillate after further processing, naphtha feed for further processing, butane/butylene, propane/propylene and fuel gas. Petroleum coke is a byproduct of this process and is sold principally for utility fuel.

  According to Purvin & Gertz, delayed coking technology has been utilized for well over 50 years and is one of the most widely used processes to upgrade low value heavy residue into higher value light products. Our delayed coking unit will use a well established and commercially proven Foster Wheeler USA design. According to Purvin & Gertz, this design has the benefit of the prior experience of Foster Wheeler USA, which has designed five coker units with a capacity of 75,000 barrels per day or greater, and it should result in more favorable product yields and lower operating costs.

  Vacuum Gas Oil Hydrocracker. Our new vacuum gas oil hydrocracker is designed to process 35,000 barrels per day of feedstock consisting of heavy gas oil from our coking unit and virgin vacuum gas oil and light cycle oil from other refinery processing units. Our hydrocracker is designed for the conversion of the heavy feedstock into at least 50% light products. According to Purvin & Gertz, full hydrocracker conversion of the vacuum gas oil is not required since Clark Refining & Marketing's existing fluid catalytic conversion unit has the capacity to convert the remaining vacuum gas oil. This allows our hydrocracker to have a smaller second stage reactor than is typical for vacuum gas oil hydrocrackers, which reduces our capital costs.

  We will license our hydrocracker design from Chevron Research and Technology Company which is also providing a process guarantee for our hydrocracker. According to Purvin & Gertz, vacuum gas oil hydrocracking is a well established and commercially proven technology, and the expected yields from our new hydrocracker can be achieved.

  Sulfur Recovery Units. Our new sulfur complex will operate in parallel with existing sulfur recovery units at the Port Arthur refinery to process the incremental hydrogen sulfide that will result from the processing of increased quantities of heavy sour crude oil at the Port Arthur refinery. Our sulfur complex will consist of:

  . a new dual train sulfur recovery unit with a total capacity of 417 long tons per stream day,

  . a new tailgas cleanup unit that uses licensed technology from Shell Oil
    Company called Shell Claus Offgas Treater or "SCOT",

  . a new sour water stripper and

  . a new amine treating unit.

  According to Purvin & Gertz, the technology selected for our new sulfur recovery complex will result in a well-designed unit with adequate sulfur removal capacity to support the expected requirements of the Port Arthur refinery.

  Infrastructure Improvements. Our coker project will also include the following additional infrastructure improvements at the refinery:

  . interconnecting of process units and utility piping between our units;

  . converting existing tanks into coker feed tanks;

  . constructing a new dedicated flare for our units;

  . constructing a new substation to supply power to our new units;

  . constructing a new control unit for our units; and

  . installing truck and rail loading facilities for sulfur.

Clark Refining & Marketing's Portion of the Refinery Upgrade Project

  In addition to the new processing units described above which comprise our coker project, we are leasing existing processing units from Clark Refining & Marketing. In connection with this lease, Clark Refining & Marketing is obligated to make modifications and infrastructure improvements during 1999 and 2000 to integrate these existing processing units with our coker project at an estimated cost of up to $120 million. In return, we are obligated to make rental payments to Clark Refining & Marketing for our use of these modified units. As of December 31, 1999, Clark Refining & Marketing had expended approximately $51 million towards this commitment. According to Purvin & Gertz, these modifications to be undertaken by Clark Refining & Marketing are a group of routine, small refinery projects normally carried out during turnarounds and do not present a major risk to the successful start-up, operation or integration of our coker project.

  Modification of Crude Unit. The existing crude/vacuum unit, which is presently designed to process 232,000 barrels per stream day of light to medium sour crude oil, will be modified to process 250,000 barrels per stream day. These modifications include changes to the process exchangers to provide more preheat to the crude unit, upgrading the vacuum unit heater and miscellaneous pumps and piping. These activities will be completed prior to start-up of our new units. The crude unit revamp design is adequate to support the processing of the expected increased volume of heavy sour crude oil.

  Modification of Hydrotreaters. The existing distillate and kerosene hydrotreating units at the Port Arthur refinery are being revamped to increase capacity for handling the higher sulfur distillate products that will be produced by the increased volume of heavy sour crude oil. These modifications involve increasing the size of reactors and catalyst volume through replacement of reactors. In fact, replacement of reactors in one of the hydrotreaters has already been completed. These modifications will be completed three to six months prior to start-up of our coker project.

  Infrastructure Improvements. Clark Refining & Marketing will also undertake the following additional infrastructure improvements at the refinery:

  . interconnecting of process units and utility piping between our and their units;

  . upgrading existing crude handling facilities, including a new crude oil pumping station;

  . expanding the firewater loop;

  . upgrading the electrical system; and

  . modifying coke handling facilities.

The New Hydrogen Plant

  To provide the hydrogen necessary to the refinery upgrade project, Air Products has agreed to construct a new 100 million standard cubic feet per stream day hydrogen supply plant at the Port Arthur refinery on land leased from Clark Refining & Marketing. This new hydrogen supply plant is intended to enable Air Products to meet its obligations under its hydrogen supply agreement with us. The Air Products hydrogen supply plant is also intended to supply hydrogen, steam and electricity to Clark Refining & Marketing for use at the Port Arthur refinery.

  Air Products is obligated to us to ensure that the hydrogen supply plant is ready to operate no later than December 2000, the date when we expect our heavy oil processing facility to first need hydrogen. Purvin & Gertz believes that this is achievable and that it is likely that the hydrogen supply plant will be constructed and ready for start-up before our coker project. For a description of the hydrogen supply agreement, please see "Description of Our Principal Project Documents--Hydrogen Supply Agreement."

  The hydrogen supply plant is being built principally to provide us and Clark Refining & Marketing with our required supply of hydrogen. The estimated total cost of constructing the hydrogen supply plant is $125 million and is being funded by Air Products. We will have no rights, ownership or otherwise, relating to the hydrogen supply plant.

Process Flow at the Port Arthur Refinery

  The following diagram illustrates the major components of the refinery upgrade project, showing (1) our new processing units, referred to in this prospectus as the coker project, (2) the processing units we are leasing from Clark Refining & Marketing and which Clark Refining & Marketing is upgrading and (3) the new hydrogen supply plant that Air Products is constructing and will own at the Port Arthur refinery.

                              [Process Flow Chart]

Construction of the Refinery Upgrade Project

  The refinery upgrade project was formally initiated in April 1998, and Clark Refining & Marketing began construction in September 1998 pursuant to a reimbursable construction contract with Foster Wheeler USA. We purchased the work in progress under such contract related to our coker project in part with funds from the sale of the outstanding notes and have entered into our construction contract with Foster Wheeler USA to complete our coker project. For a more detailed summary of this contract, see "Description of Our Principal Project Documents--Construction Contract."

  Pursuant to our services and supply agreement, Clark Refining & Marketing is managing and supervising the construction of our new units and other equipment and overseeing the performance of Foster Wheeler USA under our construction contract. In addition, Clark Refining & Marketing is performing all our obligations, other than payment obligations, under our construction contract with Foster Wheeler USA, including all project management and construction management functions, quality surveillance, performance of start-up activities, provision of needed water and utilities and provision of all necessary feedstreams for operation of our coker project during start-up and performance testing. For a more detailed summary of the services and supply agreement, see "Description of Our Principal Project Documents-- Services and Supply Agreement."

  Pursuant to our facility and site lease with Clark Refining & Marketing, if Clark Refining & Marketing does not complete the upgrades to existing refinery processing units which we are leasing from them by October 2000, we have the right to complete these modifications at Clark Refining & Marketing's expense so that the overall completion of the refinery upgrade project is not delayed. Clark Refining & Marketing has entered into a reimbursable construction contract with Foster Wheeler USA for performance of the majority of these modifications and Clark Refining & Marketing's portion of the other refinery improvements. These modifications and improvements will be paid for by Clark Refining & Marketing. Clark Refining & Marketing arranged for its lenders to provide a standby letter of credit for $97 million to Foster Wheeler USA to ensure that funds are available for payments to Foster Wheeler USA under its reimbursable construction contract. Foster Wheeler USA has also agreed not to draw on the letter of credit for amounts due to it unless Purvin & Gertz, in its role as independent engineer, has certified that the work related to the requested drawing has been performed and the amounts requested are due and payable. As of February 29, 2000, the letter of credit had been reduced to $79 million based on payments made to Foster Wheeler USA. For a more detailed summary of the facility and site lease and the reimbursable construction contract, see the applicable sections under "Description of Our Principal Project Documents."

  The chart below outlines our anticipated time schedule for the refinery upgrade project:

              Event                 Target Date   Start Damages Guaranteed Date
              -----                -------------- ------------- ---------------
Coker Project
Project announcement.............. April 1998
Construction start................ September 1998
Financial close................... August 1999
Mechanical completion............. November 2000  January 2001  March 2001
Substantial reliability........... January 2001   January 2001  September 2001
Final completion.................. March 2001                   December 2001
Clark Portion of the Refinery
 Upgrade Project.................. October 2000
Air Products Project.............. October 2000   December 2000 December 2000

Operation of our Heavy Oil Processing Facility

  Pursuant to our services and supply agreement with Clark Refining & Marketing, Clark Refining & Marketing will provide to us a number of services and supplies needed for operation of our heavy oil processing facility. Clark Refining & Marketing is required to provide all such services and supplies in accordance with specified standards, including prudent industry practices.

 Operation and Management

  Port Arthur Coker Company employees will operate the processing units comprising our coker project. Clark Refining & Marketing will supervise and train our employees, operate the remaining units comprising our heavy oil processing facility and be responsible for the management of our heavy oil processing facility. In addition, Clark Refining & Marketing is responsible for managing our crude oil purchases and the transportation of such oil to the Port Arthur refinery. Clark Refining & Marketing is also obligated to procure and manage supply contracts on our behalf for the portion of light crude oil that is necessary for processing heavy crude oil at the refinery and for an alternative supply of crude oil should Maya no longer be available to us pursuant to our long term crude oil supply agreement with P.M.I. Comercio Internacional.

 Maintenance

  Heavy Oil Processing Facility. Clark Refining & Marketing is responsible for routine, preventative and major maintenance for all portions of our heavy oil processing facility. Our heavy oil processing facility is designed for continuous operation, and maintenance work will be performed on a regular basis by Clark Refining & Marketing. In this regard, Clark Refining & Marketing intends to use monitoring and preventative maintenance measures to ensure reliable operations with minimal failures and unexpected shutdowns. Maintenance of our heavy oil processing facility will require periodic shutdown of various processing units. In particular, the coker, hydrocracker and sulfur complex will require three-week shutdowns for maintenance every four years. Every six months we will set aside a portion of our revenues, to the extent available, to pay for turnaround expenses expected to be incurred during our next scheduled maintenance turnaround of the new processing units.

  Port Arthur Refinery. Clark Refining & Marketing is also obligated under our services and supply agreement to operate and maintain the other portions of the Port Arthur refinery owned by it in a manner that ensures its ongoing ability to perform its obligations to us and that is consistent with specified standards and the efficient operation of our heavy oil processing facility. To remain competitive with other refiners and to preserve operating conditions at the Port Arthur refinery, Clark Refining & Marketing has invested significant amounts in the maintenance of the major processing units at the refinery. Clark Refining & Marketing generally has conducted maintenance turnarounds in accordance with the refinery's normal maintenance cycles in an effort to minimize disruptions to the refinery's operations. Clark Refining & Marketing is obligated to continue to coordinate the scheduling and performance of all maintenance turnarounds of processing units at the Port Arthur refinery, including turnarounds of units comprising our heavy oil processing facility, in accordance with industry standards and in a manner that, when possible, minimizes operational disruptions to, and economic impact on, when possible, both Clark Refining & Marketing and us.

 Infrastructure and Utilities

  We share common utilities and infrastructure with Clark Refining & Marketing at the Port Arthur refinery. As part of the services provided by Clark Refining & Marketing pursuant to our services and supply agreement, Clark Refining & Marketing provides us with utilities and other support services using, among others, the following refinery facilities:

  . the electrical distribution system;

  . the steam distribution system;

  . the natural and fuel gas distribution system;

  . the nitrogen distribution system;

  . the waste management and wastewater treating facilities;

  . the analytical laboratory;

  . crude oil storage facilities;

  . the refinery pipeline system;

  . water and air distribution facilities; and

  . warehouse storage.

 Other Services and Supplies

  Clark Refining & Marketing will also provide us with all feedstocks (other than crude oil), catalysts, chemicals and other materials necessary for the operation of our heavy oil processing facility and a number of other services, including contract management services, procurement services, personnel management services, security services and emergency response services.

 Processing Arrangements

  Under our services and supply agreement, Clark Refining & Marketing also has a right of first refusal to require us to process crude oil for them in an amount equal to the portion, if any, of the processing capacity of our heavy oil processing facility that exceeds the amount we need to process the Maya available to us under our long term crude oil supply agreement with P.M.I. Comercio Internacional or an equivalent amount available to us under an alternative supply arrangement. Clark Refining & Marketing will pay us a processing fee for any of its crude oil and other feedstocks that we process under this right of first refusal. We expect this portion to be approximately 20% of the processing capacity of our heavy oil processing facility.

Sale of Our Products

  Pursuant to our product purchase agreement with Clark Refining & Marketing, Clark Refining & Marketing is unconditionally obligated to accept and pay for all final and intermediate products of our heavy oil processing facility that we tender for delivery.

  Clark Refining & Marketing, as our sole customer, has the right to request that the heavy oil processing facility produce a certain mix of products. This right, however, is subject to specified limitations that are designed to ensure:

  . that we utilize the entire amount of Maya available to us under our long term crude oil supply agreement or an equivalent amount from an alternative supplier,

  . that we are able to service the notes and our other debt obligations on an ongoing basis and

  . that the operations of the Port Arthur refinery are optimized in a manner that is mutually beneficial to us and Clark Refining & Marketing and that does not benefit Clark Refining & Marketing at our expense.

Our Competition and Marketing Environment

  We have not entered into any other arrangements for the sale of our refined products. Thus, our product purchase agreement is our sole source of revenue from the sale of refined products. According to Purvin & Gertz, however, we are located in the most liquid refined products market in the world and if Clark Refining & Marketing no longer meets its purchase obligations to us, our intermediate and final refined products would be readily marketable to third parties at somewhat discounted prices. For a more detailed discussion of these conclusions you should read the sections captioned "Conclusions--Stand-Alone Case" and "Economic Model--Stand-Alone Case" in Annex B to this prospectus.

  We have no crude oil reserves and are not engaged in exploration and production activities. We will obtain our crude oil requirements pursuant to our long term crude oil supply agreement with P.M.I. Comercio Internacional, on the spot market from unaffiliated sources or from Clark Refining & Marketing pursuant to our services and supply agreement. We believe that we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices in the foreseeable future.

  Our feedstocks and refined products are principally commodities and the pricing of such feedstocks and refined products under our services and supply agreement and product purchase agreement is intended to reflect market prices. As a result, our operating cash flows and earnings will be significantly affected by a variety of factors beyond our control, including the supply of and demand for crude oil, gasoline and other refined products which in turn depend on, among other factors, changes in domestic and foreign economic conditions, weather patterns, political affairs, crude oil production levels, the rate of industry investments, the availability of imports, the marketing of competitive fuels and the extent of government regulations. Also relevant are seasonal fluctuations with generally stronger operating cash flows and earnings expected during the higher transportation-demand periods of the spring and summer and weaker operating cash flows and earnings expected during the fall and winter.

  We also expect our operating cash flows and earnings to be affected by the competitive position of the Port Arthur refinery. The refining segment of the oil industry is highly competitive. Many of the Port Arthur refinery's principal competitors are owned by integrated multinational oil companies that are substantially larger than Clark Refining & Marketing. Because of their diversity, integration of operations, larger capitalization and greater resources, these major oil companies may be better able to withstand volatile market conditions, more effectively compete on the basis of price and more readily obtain crude oil in times of shortages.

  The Port Arthur refinery's principal competitors are 28 other refineries located on the U.S. Gulf Coast. In Purvin & Gertz's opinion, the refinery upgrade project will transform the Port Arthur refinery into one of the top five refineries in this Gulf Coast market in terms of competitiveness and heavy crude oil conversion capacity.

Environmental Matters

 General

  Our operations are subject to extensive federal, state and local environmental, health and safety laws and regulations, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes, and the remediation of contamination. The failure to comply with such laws and regulations can lead to, among other things, civil and criminal penalties and in some circumstances the temporary or permanent curtailment or shutdown of operations. The nature of the refining business exposes us to risks of liability due to the production, processing, storage and disposal of materials that can cause contamination or personal injury if released into the environment. Pursuant to our services and supply agreement, Clark Refining & Marketing has committed to take actions necessary to cause us to comply with these laws and regulations.

  We expect that the nature of the refining business will make us subject to increasingly stringent environmental and other laws and regulations that may increase the costs of operating our heavy oil processing facility above currently projected levels. We may be required to make future expenditures to comply with more stringent standards for air emissions, wastewater discharge and the remediation of contamination. As our coker project is integrated with the operations of the Port Arthur refinery, any developments in environmental laws that adversely impact Clark Refining & Marketing's operations could also adversely affect our financial condition or results of operations. It is difficult to predict the effect of future developments in these laws and regulations on our financial condition or results of operations.

  We are unaware of any environmental or health and safety liabilities and expenses that are reasonably likely to have a material adverse effect on our results of operations but cannot assure you that such liabilities and expenses will not occur. You should read "Risk Factors--Environmental Risks for a discussion of the risk that environmental concerns pose to our Coker Project."

 Existing Conditions

   Environmental laws typically provide that the owners or operators, including lessees, of contaminated properties may be held liable for their remediation. Such liability is typically joint and several, which means that any responsible party can be held liable for all remedial costs, and can be imposed regardless of whether the owner or operator caused the contamination. The Port Arthur refinery is located on a contaminated site. Under the 1994 purchase agreement between Clark Refining & Marketing and Chevron Products USA relating to the Port Arthur refinery, Chevron retained environmental remediation obligations regarding pre-closing contamination at over 97% of the refinery site. Clark Refining & Marketing assumed responsibility for any remediation that is required in and under the remaining approximately 3% of the refinery site, which consists of specified areas that extend 25 to 100 feet from active operating units, including soil and ground water and, encompasses less than 50 acres of the total Port Arthur refinery site surface area. Clark Refining & Marketing has estimated its liability for remediation of groundwater and soil in these areas at $27 million. Chevron is obligated to remediate the contamination in the areas for which it has retained responsibility as and when required by law, in accordance with remediation plans negotiated by Chevron and the applicable federal or state agencies.

  We evaluated the cost associated with remediation of the groundwater and soil of the land that we are leasing within the boundaries of the Port Arthur refinery and estimate remedial costs relating to our coker project site at $1.6 million. Clark Refining & Marketing has agreed to retain liability regarding contamination existing at the coker project site and has indemnified us against such liabilities. However, if Clark Refining & Marketing breaches its remediation obligations, we could incur substantial additional costs in remediating the contamination, which could impair our ability to make payments on the notes and our other debt when due.

  We believe that the remediation costs relating to contamination at our coker project site would be deferred until the final decommissioning of our coker project. However, actual remediation costs, as well as the timing of such costs, are dependent on a number of factors over which neither we nor Clark Refining & Marketing has control, including changes in applicable laws and regulations, priorities of regulatory officials, interest from local citizens groups and development of new remediation methods.

 Permits, Applications and Status

  In August 1998, Clark Refining & Marketing amended its flexible air emissions permit from the Texas Natural Resource Conservation Commission to allow Clark Refining & Marketing to undertake the refinery upgrade project. At our and Clark Refining & Marketing's request, the Texas Natural Resource Conservation Commission amended Clark Refining & Marketing's flexible air emissions permit and issued to us a new air emissions permit in May 1999. As a result, we now hold an air emissions permit from the Texas Natural Resource Conservation Commission which covers construction and operation of our new processing units. Clark Refining & Marketing holds an amended flexible air permit from the Texas Natural Resource Conservation Commission which covers other processing units and facilities at the Port Arthur refinery including the processing units that we are leasing from Clark Refining & Marketing and their other facilities which we have a right to use. Under applicable environmental regulations, we have the right to operate such equipment and facilities pursuant to Clark Refining & Marketing's existing permits. We also have a standby air emissions permit, which contains a provision permitting such permit to be activated by us to cover the entire Port Arthur refinery, including such equipment and facilities, upon notice to the Texas Natural Resource Conservation Commission. Under our supply and services agreement with Clark Refining & Marketing, we have agreed not to exercise our rights to activate this permit unless the permit is required to allow us to continue our operation of our units.

 Proposed Gasoline Sulfur Specifications

  On May 13, 1999, the United States Environmental Protection Agency published a proposed rule that would require on a nationwide basis a substantial reduction in the sulfur content of gasoline. A final rule establishing the new gasoline sulfur specifications was finalized in December 1999. However, according to Purvin & Gertz, with our new hydrocracker and the existing vacuum gas oil hydrotreater, the Port Arthur refinery will likely only require additional hydrotreating on some gasoline blendstock streams to allow for the production of gasoline meeting the new specifications. We and Purvin & Gertz expect this capital expenditure to be substantially less than $50 million through the use of idle equipment currently located at the Port Arthur refinery.

 MTBE

  Recent concerns regarding groundwater contamination by methyl tertiary butyl ether, also known as "MTBE," a gasoline additive, have prompted a panel of the Environmental Protection Agency to recommend that the U.S. Congress enact a ban on MTBE usage in gasoline. Similarly, the governor of California recently signed an executive order regarding a ban on MTBE usage in gasoline in the next few years. If a ban on MTBE usage were to spread throughout the United States, we would be prohibited from utilizing MTBE in gasoline blends. However, we do not plan to produce MTBE and Purvin & Gertz has concluded that a ban on MTBE usage would not have a material effect on our operations and cash flow or the competitiveness of the Port Arthur refinery.

Insurance

  Pursuant to our financing documents, Port Arthur Coker Company is required to maintain a specified minimum level of insurance in connection with our coker project. In this regard, we are required to keep all our property of an insurable character insured with such coverage and in such forms and amounts as are customarily provided for facilities similar in size and type to our coker project. Such insurance includes insurance against sudden and accidental environmental damage, delay in start-up insurance and business interruption and contingent business interruption insurance. For more description of the insurance we are required to maintain, see "Description of Our Principal Financing Documents--Common Security Agreement--Insurance."

Legal Proceedings

  None of Port Arthur Coker Company, Port Arthur Finance, Sabine River nor Neches River is currently a party to any pending legal proceedings, nor do we have actual knowledge of any threatened legal proceeding.

Property

  Port Arthur Coker Company, Port Arthur Finance and Sabine River lease office space from Clark Refining & Marketing at 1801 S. Gulfway Drive, Office No. 36, Port Arthur, Texas 77640, where we have our principal executive offices.

  Our coker project will be located on a subdivided site totaling less than 50 acres within the Port Arthur refinery. Port Arthur Coker Company has entered into a long term fully-prepaid ground lease with Clark Refining & Marketing for such site. Pursuant to such ground lease, Clark Refining & Marketing has also granted us an easement over the remainder of the Port Arthur refinery which is owned by Clark Refining & Marketing and the right to use other specified facilities and equipment at the refinery.

  Port Arthur Coker Company is also leasing Clark Refining & Marketing's crude unit, vacuum tower and one naphtha and two distillate hydrotreaters and the site on which they are located at the Port Arthur refinery pursuant to a facility and site lease. Pursuant to this facility and site lease, Clark Refining & Marketing has also granted us an easement across the remainder of the Port Arthur refinery property owned by it, a portion of Clark Refining & Marketing's dock adjacent to the Port Arthur refinery and specified pipelines and crude oil handling facilities needed to transport crude oil from docking facilities in Nederland, Texas, to the Port Arthur refinery. Both of these leases have an initial term of 30 years which may be renewed at our option for five additional renewal terms of five years each.

Employees

  Port Arthur Coker Company expects to employ approximately 50 full-time employees to operate our new units once our coker project is fully operational, but currently only employs one individual who performs accounting services. Port Arthur Finance, Sabine River and Neches River currently have no employees and do not expect to have any employees.

                     INDEPENDENT ENGINEER'S REPORT SUMMARY

  Selected conclusions of Purvin & Gertz's independent engineer's report are summarized below. Purvin & Gertz's estimates for the coker project included in this prospectus were not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants or generally accepted accounting principles. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our or Purvin & Gertz's estimates regarding our coker project contained in this prospectus, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the aforementioned estimates. These figures represent Purvin & Gertz's best estimates of operating and financial results of our coker project assuming the completion of our coker project and expected mode of operation. You should read the entire report which is set forth as Annex B to this prospectus.

  In Purvin & Gertz's opinion, the refinery upgrade project will transform the Port Arthur refinery into one of the top five refineries on the Gulf Coast in terms of competitiveness and heavy crude oil conversion capacity. Based on their review of the refinery upgrade project, they have reached the following technical, commercial/marketing and financial conclusions:

Technical


  . The design of the major new units to be installed at the Port Arthur refinery, specifically our delayed coking and the hydrocracker units, are based on licensed technology that is well-established and commercially proven.

  . The size and configuration of the new process units should integrate well with the Port Arthur refinery.

  . The refinery upgrade project capital cost estimate provided by Foster Wheeler USA and Clark Refining & Marketing is reasonable and includes all relevant items based on their review of the estimate.

  . The contingency and escalation allowance included in the estimate is adequate at this stage of the refinery upgrade project.

  . The refinery upgrade project schedule of 31 months, from April 1998 to mechanical completion in November 2000, is achievable.

  . There are no apparent site conditions including known underground obstructions or contamination that would lead to major cost overruns.

  . The refinery upgrade project will have a useful life of at least 20 years extending well beyond the term of the debt financing.

  . Foster Wheeler USA is a reputable engineering contractor experienced in designing and constructing refining and petrochemical facilities. Foster Wheeler USA is well qualified for the proposed assignment and has the resources and financial strength necessary to fulfill their obligations under our construction contract and their reimbursable construction contract with Clark Refining & Marketing for their portion of the refinery upgrade project.

  . Our construction contract is favorable to us, is suitable for this type of financing, and provides adequate protection to us for cost overruns, completion risk, integration risk and inefficiencies.

  . The required performance and reliability tests have been structured to validate cash flow availability in order to support our anticipated debt capacity and, if not, to cause Foster Wheeler USA to buydown our debt to adjust it according to the reduced debt service capacity.

  . The liquidated damages cap of $145 million represents up to $70 million of delay damages and up to $75 million of buydown damages for inefficiencies and is adequate for this type of project.

  . The Clark Refining & Marketing portion of the refinery upgrade project, including the crude oil unit and hydrotreater modifications and other offsites and utilities to be undertaken by Foster Wheeler USA are a group of relatively routine small refinery projects normally carried out during turnarounds or during refinery operations, which Purvin & Gertz expects will not present a major risk to the successful start-up, operation and integration of our coker project.

  . Clark Refining & Marketing is an experienced fuels refinery operator currently processing Maya, operating two existing cokers at the Port Arthur refinery and is well qualified to manage operations at the Port Arthur refinery.

  . Clark Refining & Marketing's crude oil import infrastructure and Sun Pipe Line Company's Nederland terminal and connecting pipelines to the Port Arthur refinery are adequate to support the volumes of imported Maya and other crude oil contemplated for the refinery upgrade project's operation. Several pipeline and terminal alternatives also exist to deliver crude oil to the Port Arthur refinery if required.

  . Air Products is a reliable hydrogen producer and the hydrogen supply plant will be constructed in a timely manner and will produce the required hydrogen and utilities. Approximately 50% of the required hydrogen can be supplied by Air Products via pipeline as a backup, if necessary.

Commercial and Marketing

  . The long term crude oil supply agreement was designed to minimize the effect of adverse refining cycles, and as a result, establish more stable cash flow for us. In order to effect stable cash flows, our long term crude oil supply agreement contains a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin over the first eight years following completion of the refinery upgrade project. The mechanism guarantees an average minimum $15.00 per barrel differential formula related to coker gross margin via price adjustments on Maya.

  . If the differential formula amount is calculated over the August 1987 to December 1998 period and regressed against the historical West Texas Intermediate/Maya differential, the mathematical results implies that the $15 per barrel is equivalent to the West Texas Intermediate/Maya differential of $5.94 per barrel. This is $0.24 per barrel above the historical average West Texas Intermediate/Maya differential of $5.70 per barrel over the same period. Purvin & Gertz has reviewed our long term crude oil supply agreement and believes the mechanism serves as a suitable method of stabilizing coker gross margin fluctuations.

  . Clark Refining & Marketing will offtake all the intermediate and final products produced by our operations and will provide services to us on a routine contractual basis. Clark Refining & Marketing will be able to incorporate the products from our operations into the Port Arthur refinery and has considerable experience in selling finished products into the Gulf Coast market.

  . The product offtake, operation, maintenance and other services provided under the contracts between Clark Refining & Marketing and Port Arthur Coker Company contemplate products and services that are priced to reflect arms-length mechanisms and market-based prices and contain fair market terms.

  . Based on Purvin & Gertz's analysis of the worldwide heavy oil supply and demand fundamentals and plans and objectives stated by PEMEX and the Venezuelan national oil company, Purvin & Gertz forecasts that heavy sour crude oil production will continue to increase through the term of our financing. The crude oil heavy/light differential is forecast to average $6.00 per barrel or above in constant 1999 dollars over the same period. This is equivalent to a $15.16 per barrel coker gross margin as defined by the differential formula in the long term crude oil supply agreement. This forecast is consistent with the expectation that coker projects will continue to develop in an orderly fashion in line with the expected heavy sour crude oil production increases.

  . P.M.I. Comercio Internacional and PEMEX have sufficient Maya reserves to fulfill the supply obligation under our long term crude oil supply agreement. The risk of diversion of Maya away from Port Arthur Coker Company is thought to be minimal because:

     . Mexico is increasing its production of Maya from 1.6 million barrels per day to 2.0 million barrels per day;

     . the number of other sour crude oil refineries able to process Maya are very limited;

     . the demand for heavy sour crude oil outside the United States is small and Purvin & Gertz does not expect it to change during the forecast period; and

     . the netback for heavy sour crude oil shipments to Europe or Asia is low relative to U.S. Gulf Coast deliveries.

  . Although the refinery upgrade project is designed to process Maya as its primary feedstock, it will have the flexibility to process other similar quality heavy sour crude oils and will be able to achieve essentially equivalent economics to the base case projections with minimal changes to configuration excluding any benefits of the coker gross margin guarantee in our long term crude oil supply agreement.

  . The shutdown of the Port Arthur refinery is an extremely remote possibility due to its competitiveness post-completion of the refinery upgrade project.

  . The terms of each of the product purchase agreement, the services and supply agreement, the ground lease and the facility and site lease are as favorable to Clark Refining & Marketing and to Port Arthur Coker Company, in all material respects, as terms that would be obtainable at this time for a comparable transaction or series of similar transactions in arm's length dealings with a party who is not an affiliate. Payments to be made by Clark Refining & Marketing to us under the product purchase agreement and the services and supply agreement are fair consideration for the products acquired or services received.

  . The consideration we paid Clark Refining & Marketing for our assumption of the long term crude oil supply agreement, our acquisition of work in progress on our coker project and Clark Refining & Marketing's reduction of the permissable emissions levels under one of its air emissions permits in order to allow us to obtain our air permit was equal to the fair market value of these assets. The rental payments Clark Refining & Marketing received under the ground lease and will receive under the facility and site lease are equal to the fair market value rental payments of the property leased.

Financial Projections

  . The Purvin & Gertz base case assumes that our new units are operated as part of the Port Arthur refinery. Assuming a specified price forecast, estimated average operating cash flow over our initial 11-year operating period is approximately $228 million and the after-tax cash flows generated by our operations will be sufficient to repay our debt obligations, including scheduled principal amortization and interest, with a minimum debt service coverage ratio of 2.0:1.0 and an average debt service coverage ratio of 2.4:1.

  . Purvin & Gertz analyzed various sensitivity cases including a backcast from 1989 to 1998 and concluded that in all cases we can comfortably meet our debt service obligations. The Independent Engineer's Report annexed to this prospectus presents the backcast case from 1989 to 1996 because the senior debt has a term of eight years after start-up.

  . The PMI surplus reserve account provides liquidity during low coker margin periods, which is reflected in the backcast case with a minimum debt service coverage ratio of almost 1.0:1.0 and an average debt service coverage ratio of almost 2.0:1.0. In 2007 where debt service shortfall amounts to $3.0 million, the PMI surplus reserve account is fully funded with $50 million. In the backcast case without our long term crude oil supply agreement in place, cash flow shortfall amounts to $5.0 million, with a debt service reserve account of $37 million and over $100 million of cash available for debt service.

  . The PMI surplus reserve account effectively mitigates the timing issue of a delay in receiving discounts after prior period surpluses. When fully funded and combined with the debt service reserve account, these reserve accounts provide up to 1.25 years of debt service coverage for our senior debt.

  . The proceeds of the total financing combined with the proposed equity should be sufficient to pay our total estimated coker project cost.

  . If the refinery upgrade project is designed, constructed, operated and maintained as currently proposed, we should be capable of meeting or exceeding the production projections.

  . The basis for the estimate of our total costs of operating and maintaining our heavy oil processing facility is in accordance with standard industry practice. The operating and maintenance costs set forth in the base case projections provide sufficient funds for the operations and maintenance of our heavy oil processing facility is consistent with the operating scenarios presented.

Stand-alone Case

  To demonstrate the robustness of the economics of our operations and to ensure that we can operate independently of Clark Refining & Marketing, Purvin & Gertz developed a stand-alone case that assumes the following:

  . We continue our operations while the rest of the Port Arthur refinery, other than our heavy oil processing facility and the other facilities at the refinery that we have a right to use, discontinues operations;

  .  We use the full capacity of our heavy oil processing facility;

  .  A third-party is operating our heavy oil processing facility;

  . We continue to purchase crude oil under our long term crude oil supply agreement;

  . A third party is marketing all intermediate and finished products from our heavy oil processing facility on our behalf; and

  . Our rights to possession under the facility and site lease and the ground lease remain in effect.

  In this regard Purvin & Gertz has concluded that:

  . From a technical standpoint, we could successfully continue to operate in a stand-alone mode;

  . The modifications necessary to achieve stand-alone operation are relatively minor and could be achieved within three months;

  . The intermediate and finished products produced by us during stand-alone operation should be readily marketable based on appropriate discounts for quality to spot market prices to long term off-takers since we are located in the most liquid refinery products market in the world. These discounts are applied to specified intermediate products over a 3 year period to account for the market disruption caused by introducing a large volume of intermediate products into the market; and

  . Even in this extremely unlikely scenario, we will be able to service our debt obligations after paying all operating expenses as evidenced by a projected minimum after tax debt service coverage ratio of 1.1:1.0 and average after tax debt service coverage ratio of 1.9:1.0.

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

              CRUDE OIL AND REFINED PRODUCT MARKET REPORT SUMMARY

   Selected conclusions of Purvin & Gertz's crude oil and refined product market report are summarized below. This report is set forth in its entirety as Annex C to this prospectus.

General

  . The overall level of crude oil prices is set by the cost of production and supply/demand pressures. If the price is too high, the supply will increase because of the economic attractiveness of developing new reserves or producing existing reserves at higher rates. At the same time, demand is decreased by use of alternative fuels such as coal, natural gas, or nuclear energy, and/or by conservation efforts. The resulting imbalance of supply versus demand forces prices back down. In the same manner, if the price is too low, demand is stimulated, alternative energy supply development is constrained, and adding new reserves becomes less economical. Ultimately, the low prices cause demand to approach capacity limits on production, and the resulting competition for supply drives prices back up.

  . The absolute level of crude oil prices has a very direct impact on the feasibility of the upstream business, but crude oil price differentials have a larger impact on the economics of refinery conversion projects. The heavy/light differential in this report is expressed as the differential between West Texas Intermediate and Maya.

Heavy/Light Differential

  . The heavy/light differential is the result of a complex balance of a number of factors, such as absolute and relative demand for light and heavy products, supply of heavy sour crude oil and conversion capacity supply/demand balance.

  . For the period from August 1987 to December 1998, the differential averaged $5.70 per barrel based on Platt's Oilgram Price report weekly quotes.

  . For the period from January 1988 to March 1999, the six-month period moving average of the heavy/light differential ranged from a high of $8.90 per barrel to a low of $3.76 per barrel, heavy/light with an average of $5.83 per barrel.

  . Low oil prices and reduced supplies of heavy sour crude oil relative to conversion capacity have caused the differential to narrow in late 1998/early 1999. Despite these adverse conditions, the heavy/light differential averaged about $5.00 per barrel over the past six months.

  . Purvin & Gertz expects the heavy/light differential to widen from 2000 to 2005, and then remain relatively stable for the remainder of the forecast period. The differential will widen due to a number of factors, such as:

      . a rise in the price of crude oil. All other things being equal, when the price of crude oil rises the heavy/light differential will tend to widen;

      . a resurgence of strong product demand in Asia, filling conversion capacity; and

      . an increase in the rate of development of heavy sour crude oil reserves in Mexico, Venezuela, and Canada will rapidly increase overall heavy feedstock availability and overwhelm conversion capacity.

  . The heavy/light differential over the 2000 to 2020 time period is forecast to average $6.51 per barrel in real terms and $8.18 per barrel in nominal terms. While there can be considerable volatility in the heavy/light differential, the market fundamentals suggest a widening heavy/light differential, which will be beneficial to us.

Heavy Crude Oil Availability

  . Purvin & Gertz expects adequate supplies of heavy sour crude oil to be available to us throughout the forecast period, given that heavy sour crude oil production is concentrated in the Western Hemisphere and expects production to increase substantially over the life of the refinery upgrade project.

  . Our heavy oil processing facility has been designed to process Maya produced by PEMEX. Purvin & Gertz expects Maya to be abundant given PEMEX's reserves, production levels and plans to expand production.

  . If the Maya is diverted from us, there are alternative supplies. Although most of the other heavy sour crude oil supplies are generally heavier than Maya, there are still heavy sour crude oils that could be used effectively in the new coker unit.

     . contracts for Venezuela heavy sour crude oil could probably be obtained since Venezuela plans to significantly increase its supply of heavy sour crude oil after 2000.
     . contracts for neutral zone crude oil could probably be obtained since the producers Saudi Arabia and Kuwait are having difficulty placing their growing supplies.

  . The risk of diversion of the Maya contracted to be used in the Port Arthur refinery is minimal for the following reasons:

     . a program to significantly expand production of Maya is currently underway and the extra supply will be difficult to place in the market due to the limited capacity of complex refineries required to process it;
     . the netback for heavy sour crude oil shipments to Europe or Asia is low related to U.S. Gulf Coast deliveries; and
     . heavy sour crude oil is run in complex high conversion refineries and the highest concentration of this type of refinery is found in the U.S. Gulf Coast.

  . The demand for heavy sour crude oil outside the United States is small and relates primarily to asphalt manufacture, Purvin & Gertz does not expect this to change during the forecast period.

  . About 75% of the refinery capacity in the U.S. East Coast, Midwest and Southwest is designed for light sweet and light sour crude oil. The light sweet refineries can not run heavy, high sulfur crude oil like Maya due to metallurgy and product specifications. The light sour refineries already run as heavy a mix of crude oil as is practical.

  . A heavy sour crude oil producer with an equity position in a refinery will choose to run its own crude oil rather than purchasing from others such as Mexico. PDVSA, the Venezuelan national oil company, has equity ownership of over 900,000 barrels per day of refining capacity in the United States which equals about 30% of the total heavy oil refinery capacity in the U.S. East Coast, Midwest and Southwest, and is following an aggressive strategy to secure markets for its heavy sour crude oil in competition with Mexico.

  . Although Mexico could decide to participate in heavy sour crude oil export cutbacks, the cutbacks are not likely to be large and would be prorated over all of its customers. Recently announced cutbacks have been in the 100,000 to 125,000 barrels per day range or about 10% of exports. The refinery upgrade project would not be materially affected by cuts of this magnitude.

Product Demand

  . Product demand growth varies from year to year but generally averages less than 2% annually. Gasoline growth is the key to overall product growth since it accounts for 40% to 50% of the total. Jet fuel is the fastest growing product but total demand is relatively small.

Refinery Margins

  . Purvin & Gertz expects refinery margins for heavy sour crude oil processors to be significantly higher than for light sweet crude oil refineries. The refinery upgrade project will move the Port Arthur refinery into the top tier of Gulf Coast refineries.

                          SECURITY OWNERSHIP OF OWNERS

Port Arthur Finance

  All of the outstanding capital stock of Port Arthur Finance is owned by Port Arthur Coker Company.

Port Arthur Coker Company

  The following table sets forth information concerning the owners of Port Arthur Coker Company.

                                                   Percent
                                   Nature of         of      Percent of Total
   Name and Address            Ownership Interest Ownership    Voting Power
   ----------------            ------------------ ---------  ----------------
   Sabine River Holding
    Corp. ....................  General Partner        1%          100%
    1801 S. Gulfway Drive,
     Office No. 36
    Port Arthur, Texas 77640
   Neches River Holding
    Corp. ....................  Limited Partner       99%(1)         0%
    c/o The Corporation Trust
     Company
    1209 Orange Street
    Wilmington, DE 19801

--------
(1) All the outstanding capital stock of Neches River Holding Corp. is owned by Sabine River Holding Corp.

Sabine River

  The following table sets forth information concerning the owners of Sabine River.

                                             Number of Percent  Percent of Total
       Name and Address       Title of Class  Shares   of Class  Voting Power
       ----------------       -------------- --------- -------- ----------------
   Clark Refining Holdings
    Inc.....................      Common     6,136,364   90%          90%
   Occidental Petroleum Cor-
    poration................      Common       681,818   10%          10%

Clark Refining Holdings

  The following table and the accompanying notes set forth information concerning the beneficial ownership of the common stock and Class F common stock of Clark Refining Holdings:

  . each person who is known by us to own beneficially more than 5% of the common stock of Clark Refining Holdings;

  . each director and each executive officer who is the beneficial owner of shares of common stock of Clark Refining Holdings; and

  .  all directors and executive officers as a group.

                                            Number of  Percent  Percent of Total
       Name and Address      Title of Class   Shares   of Class Voting Power(/1/)
       ----------------      -------------- ---------- -------- -----------------
   Blackstone Management
    Associates III
    L.L.C.(2) .............      Common     20,940,828   96.6%        77.4%
   Marshall A. Cohen(3)....      Common        116,161    0.5%         0.4%
   William C. Rusnack(3)...      Common        225,000    1.1%         0.9%
   Maura J. Clark(3).......      Common        117,500    0.5%         0.4%
   Occidental Petroleum
   Corporation.............  Class F Common  6,101,010  100.0%        19.9%
   All directors and execu-
    tive
    officers as a group(4).      Common        458,661    2.1%         1.7%

--------
(1) Represents the total voting power of all shares of common stock beneficially owned by the named stockholder.

(2) The 20,940,828 shares held by Blackstone are directly held as follows:
    16,707,668 shares by Blackstone Capital Partners III Merchant Banking Fund L.P., 2,976,705 shares by Blackstone Offshore Capital Partners III L.P. and 1,256,455 shares by Blackstone Family Investment Partnership III L.P., of each of which Blackstone Management Associates III L.L.C. is the general partner having voting and dispositive power.

(3) Includes shares under option for which the individual holds or will have the right to hold within the next 60 days after March 31, 2000. The shares are as follows: Mr. Cohen--50,505; Mr. Rusnack--225,000; and Ms. Clark-- 117,500.

(4) Richard C. Lappin and Robert L. Friedman, both directors of Clark Refining Holdings, are members of Blackstone Management Associates III L.L.C., which has investment and voting control over the shares held or controlled by Blackstone and as such may be deemed to share beneficial ownership of the shares held or controlled by Blackstone. Messrs Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone and as such may also be deemed to share beneficial ownership of the shares held or controlled by Blackstone. Stephen L. Chazen, a director of Clark Refining Holdings, is an executive officer of Occidental and to the extent he may be deemed to be a control person of Occidental may be deemed to be a beneficial owner of shares of common stock owned by Occidental. Each of such persons disclaims beneficial ownership of such shares.

               OWNERSHIP STRUCTURE AND RELATED PARTY TRANSACTIONS

Ownership Structure

  Port Arthur Coker Company was formed to construct and own our coker project, lease the ancillary equipment and operate and maintain our heavy oil processing facility. Port Arthur Finance is a wholly owned subsidiary of Port Arthur Coker Company whose purpose is to facilitate the financing activities of Port Arthur Coker Company. Under an agency agreement with, and an intercompany note from, Port Arthur Coker Company, Port Arthur Finance issued the outstanding notes and borrowed monies under our bank credit facilities on behalf of Port Arthur Coker Company and transferred the proceeds of the issuance of the outstanding notes and is obligated to transfer borrowings under our bank credit facilities to Port Arthur Coker Company.

  Port Arthur Coker Company is owned 1% by our sole general partner, Sabine River, and 99% by our sole limited partner, Neches River, a wholly owned subsidiary of Sabine River. Both Sabine River and Neches River were formed specifically for the purpose of holding our partnership interests. Occidental and Clark Refining Holdings own 10% and 90%, respectively, of Sabine River. As of March 31, 2000, Clark Refining Holdings was owned indirectly through subsidiaries, by Blackstone through an approximately 78.8% voting interest, which represents a 76.5% economic interest, and by Occidental through an approximately 19.9% voting interest, which represents a 22.3% economic interest.

Sabine River Stockholders' Agreement

  Clark Refining Holdings and Occidental have entered into a stockholders' agreement. This agreement restricts the ownership and transfer of shares of Sabine River and provides a right of first refusal for the benefit of Clark Refining Holdings in the event that Occidental wishes to transfer its shares of Sabine River. The Sabine River stockholders' agreement also provides Occidental with the right to designate one member of the Sabine River board of directors as long as Occidental maintains a specified ownership level in Sabine River.

  The Sabine River stockholders' agreement grants additional rights to Occidental, including rights for Occidental to participate on an equal and ratable basis in the case of transfers of shares of Sabine River by Clark Refining Holdings. In addition, it provides Clark Refining Holdings with the right to require Occidental to sell its shares, on the same terms and conditions as Clark Refining Holdings, in the case of a sale by Clark Refining Holdings of all of its shares in Sabine River.

  The Sabine River stockholders' agreement provides that, if the board of directors of Sabine River determines, upon advice of its counsel, that it is no longer necessary for us, Sabine River and Neches River to be bankruptcy remote, Occidental may elect to exchange or may be required to exchange shares of common stock of Sabine River it owns for Class F Common Stock, par value $.01 per share, of Clark Refining Holdings.

Transaction Fee

  When we issued the outstanding notes, we used a portion of the proceeds of our senior debt and equity contributions to pay Clark Refining Holdings approximately $8 million for services provided to us by Blackstone Management Partners III L.L.C. in connection with the raising of equity for and structuring of our coker project, and Clark Refining Holdings will pay such fee to Blackstone Management Partners III L.L.C. at such time and in such manner as they may agree.

Transfer Restrictions Agreement

  We, Sabine River, Neches River, Clark Refining Holdings and Blackstone have agreed with the agent for the bank lenders, the agent for oil payment insurers and the indenture trustee, that none of us, Sabine River, Neches River, Clark Refining Holdings or Blackstone will effect, or permit any affiliate to effect, any transfer of such party's direct or indirect interest, if any, in us, Clark Refining & Marketing or the Port Arthur refinery except in limited situations. These restrictions are described in greater detail under the caption "Description of Our Principal Financing Documents--Transfer Restrictions Agreement" in this prospectus.

Our Relationship with Clark Refining & Marketing

  We are an affiliate of Clark Refining & Marketing because our parent company, Clark Refining Holdings, owns 100% of the capital stock of Clark USA, which in turn owns 100% of the capital stock of Clark Refining & Marketing.

  Clark Refining & Marketing formally initiated the refinery upgrade project in April 1998 after entering into the long term crude oil supply agreement with P.M.I. Comercio Internacional. Construction commenced in September 1998. When we issued the outstanding notes, we acquired the work in progress on our coker project for $157.1 million. We also paid Clark Refining & Marketing approximately $2 million for the assumption of the long term crude oil supply agreement, transfer of employees and its reduction of the permissible emissions levels under one of its air emissions permits in order to allow us to obtain our air permit.

  During the operating period, Clark Refining & Marketing will be obligated to accept and pay for all our products that we tender for delivery under the product purchase agreement. Clark Refining & Marketing will also provide operations and maintenance services and will supply required feedstocks for the operation of our heavy oil processing facility under the services and supply agreement. We are leasing the site of our coker project from Clark Refining & Marketing on a long term basis and have prepaid the entire rental amount of $25,000. We are also leasing some ancillary units and equipment and have obtained some related easements from Clark Refining & Marketing, for which we will pay them a quarterly rent and a monthly operating fee subject to some adjustments under the facility and site lease beginning at start-up of our heavy oil processing facility. Under this lease, Clark Refining & Marketing is also obligated to undertake modifications and additions to the equipment we are leasing. The terms of the agreements referred to in this paragraph are described under the caption "Description of Our Principal Project Documents."

  In the opinion of Purvin & Gertz, the terms of each of the product purchase agreement, the services and supply agreement, the ground lease and the facility and site lease are as favorable to Clark Refining & Marketing and to Port Arthur Coker Company, in all material respects, as terms that would be obtainable at this time for a comparable transaction or series of similar transactions in arm's length dealings with a person who is not an affiliate. In the opinion of Purvin & Gertz, payments to be made by Clark Refining & Marketing to us under the product purchase agreement and the services and supply agreement are fair consideration for the products acquired or services received.

  In the opinion of Purvin & Gertz, the consideration we paid Clark Refining & Marketing for our assumption of the long term crude oil supply agreement, our acquisition of work in progress under the construction contract and Clark Refining & Marketing's reduction of the permissible emissions levels under one of its air emissions permits in order to allow us to obtain our air permit is equal to the fair market value of these assets. According to Purvin & Gertz, Clark Refining & Marketing the rental payments under both the ground lease and the facility and site lease are equal to the fair market value rental payments of the property leased.

Tax Sharing Agreement

  Sabine River and Neches River will file a consolidated U.S. federal income tax return together with Clark Refining Holdings and its other consolidated subsidiaries. Sabine River and Neches River have entered into a tax sharing agreement with Clark Refining Holdings and the other members of its consolidated group pursuant to which they have each agreed to pay to Clark Refining Holdings their respective share of the Clark Refining Holdings consolidated group's federal income tax liability, which will be determined on a separate return basis. Similar provisions also will apply for any state or local jurisdictions in which we file on a consolidated, combined or unitary basis together with Clark Refining Holdings or any other member of the Clark Refining Holdings' group.

  Clark Refining Holdings will continue to have all the rights of a parent of a consolidated group and similar rights provided for by applicable state and local law, will be the sole and exclusive agent for Sabine River and

Neches River in any and all matters relating to their consolidated, combined or unitary income or franchise tax liabilities. In addition, it will have sole and exclusive responsibility for the preparation and filing of consolidated federal income tax returns and will have the power, in its sole discretion, to contest or comprise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf related to such return. During the period in which Sabine River and Neches River are included in the Clark Refining Holdings' consolidated group, Sabine River and Neches River could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of the Clark Refining Holdings' consolidated group.

                         PRINCIPAL PROJECT PARTICIPANTS

  Except in the case of Blackstone and Clark Refining & Marketing, the following information is based solely on and derived solely from publicly available documents which such entities filed with the Securities and Exchange Commission, such as their annual reports on Form 10-K and quarterly reports on Form 10-Q and, in the case of PEMEX, its annual report on Form 20-F. These documents are available to the public and can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. We have not conducted any independent investigation of these entities and therefore cannot assure you of the accuracy or completeness of such information.

The Blackstone Group L.P.

  The Blackstone Group L.P. is a private investment bank based in New York and was founded in 1985 by its current Chairman, Peter G. Peterson, former Chairman and CEO of Lehman Brothers and a former U.S. Secretary of Commerce, and its current President and Chief Executive Officer, Stephen A. Schwarzman, former Chairman of Lehman Brothers' Mergers & Acquisitions Committee. The Blackstone Group's main businesses include private equity investing, merger and acquisition advisory services, restructuring advisory services, real estate investing, mezzanine investing and asset management.

  The firm's current corporate private equity investment vehicle is Blackstone Capital Partners III, which was the largest private equity fund of its type raised in 1997 with approximately $4 billion of committed equity capital. Blackstone Capital Partners III is comprised of Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners III L.P., a Cayman Islands limited partnership and Blackstone Family Investment Partnership III L.P., a Delaware limited partnership. Beginning with Blackstone Capital Partners I in 1987, Blackstone, together with its affiliates, has invested or committed approximately $3.5 billion of equity in 41 transactions having an aggregate transaction value of approximately $35.2 billion.

  Blackstone has invested in a number of diverse businesses and industries including heavy industrial businesses, such as steel, automotive, high performance alloys, other manufacturing businesses, such as packaging, toys, wallpaper, cable TV, cellular, service industries, such as financial services, food services and funeral homes, and transportation, among others. Blackstone has been a leader in using the private equity investment format of the "corporate partnership," a joint venture acquisition between operating companies and Blackstone's principal funds.

  Blackstone acquired its interest in the predecessor of Clark Refining Holdings for $134 million in November 1997 and is committed to invest approximately $122 million in Clark Refining Holdings as part of our coker project. As of March 31, 2000, Blackstone had contributed $64.8 million towards this commitment as described under "Financing Plan--Equity Contributions and Commitments." This investment has made Clark Refining Holdings one of Blackstone's largest investments.

Occidental

  Occidental explores for, develops, produces and markets crude oil and natural gas and manufactures and markets a variety of basic chemicals, including chlorine, caustic soda and ethylene dichloride (EDC), as well as specialty chemicals. Occidental conducts its principal operations through two subsidiaries, Occidental Oil and Gas Corporation and Occidental Chemical Corporation. Occidental has an interest in the vinyls intermediates business, including polyvinyl chloride (PVC) and vinyl chloride monomer (VCM), through its 76% interest in the Oxy Vinyls, LP partnership. Occidental also has an interest in the petrochemicals business through its 29.5% interest in the Equistar Chemicals, LP partnership. For the fiscal year ended December 31, 1998, Occidental had $6,596 million in net sales and operating revenues, $325 million in income from continuing operations and $363 million in net income. As of September 30, 1999, Occidental had total assets of $14,135 million with stockholders' equity of $3,216 million. Occidental is a Delaware corporation.

  Occidental acquired its interest in the predecessor of Clark Refining Holdings in exchange for rights to future crude oil deliveries that Clark Refining & Marketing subsequently sold and is committed to invest approximately $14 million in Sabine River as part of our coker project. As of March 31, 2000, Occidental had contributed $7.2 million towards this commitment as described under "Financing Plan--Equity Contributions and Commitments."

Clark Refining & Marketing

  Clark Refining & Marketing is currently one of the five largest independent refiners of petroleum products in the United States based on rated crude oil throughput capacity. Clark Refining & Marketing is a wholly owned subsidiary of Clark USA, which is a wholly owned subsidiary of Clark Refining Holdings. Clark Refining & Marketing's four refineries, the Port Arthur refinery, two refineries in Illinois and one in Ohio, represent an aggregate of over 547,000 barrels per day of rated crude oil throughput capacity. Clark Refining & Marketing is pursuing a strategy of focusing on refining operations which it believes will offer higher potential returns. As part of this strategy, in July 1999 Clark Refining & Marketing disposed of its retail operations for gross proceeds of approximately $230 million and in December 1999, sold fifteen product terminals for $35 million plus working capital. As of December 31, 1999, Clark Refining & Marketing had $794.9 million of long-term debt outstanding. For more information regarding Clark Refining & Marketing you should read the section of this prospectus captioned "Available Information" and Annex A to this prospectus.

Foster Wheeler Corporation and Foster Wheeler USA

  One of the principal businesses of Foster Wheeler Corporation and its subsidiaries is the design, engineering and construction of petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure, including power generation and distributing facilities, production terminals, pollution control equipment and water treatment facilities and process plants for the production of fine chemicals, pharmaceuticals, dyestuff, fragrances, flavors, food additives and vitamins. For the fiscal year ended December 25, 1998, Foster Wheeler Corporation had $4,597 million in revenues, $47.8 million in earnings before income taxes and $31.5 million in net losses. As of September 24, 1999, Foster Wheeler Corporation had total assets of $3,326.3 million with stockholder's equity of $531.3 million. Foster Wheeler Corporation is a New York corporation.

  Foster Wheeler USA is a wholly owned subsidiary of Foster Wheeler Corporation. Foster Wheeler USA is not subject to the informational requirements of the Securities Exchange Act of 1934. The obligations of Foster Wheeler USA under our construction contract are guaranteed by Foster Wheeler Corporation.

  You should refer to Foster Wheeler's publicly available documents, including its Form 10-K and Form 10-Qs, for further information as to its results of operations and financial condition in evaluating the construction contract it has entered into with PACC.

PEMEX and P.M.I. Comercio Internacional

  PEMEX is the largest company in Mexico and one of the largest in the world. Since 1938, Mexican federal laws and regulations have entrusted PEMEX with the central planning and management of Mexico's petroleum industry. According to Petroleum Intelligence Weekly, December 14, 1998, PEMEX is the sixth largest oil and gas company in the world and the second largest in the Americas, accounting for nearly 5% of the world's crude oil and condensates production in 1997. In 1998, PEMEX, through P.M.I. Comercio Internacional, sold 1,712 thousand barrels per day of crude oil. PEMEX is a supplier of crude oil to the United States.

  P.M.I. Comercio Internacional, P.M.I. Trading Ltd. and their affiliates provide PEMEX and a number of independent customers with international trading, distribution and related services. P.M.I. Comercio Internacional and P.M.I. Trading Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The trading volume of sales and imports of P.M.I. Comercio Internacional, P.M.I. Trading Ltd. and their affiliates totaled $9.0 billion in 1998, including $6.4 billion in crude oil sales.

  P.M.I. Comercio Internacional has entered into several long term crude oil supply agreements, including its long term crude oil supply agreement with us, pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya. These long term crude oil supply agreements further PEMEX's strategy to support the export value of Maya in relation to the value of other grades of crude oil by creating incentives for refiners to invest in new high-conversion refineries that will be capable of upgrading the relatively large portion of residue produced from processing Maya in less efficient refining complex configurations.

  Based on its annual report on Form 20-F filed with the Commission, as of December 31, 1998, as based on an established exchange rate for accounting purposes of Ps. 9.8650 = U.S.$1.00 at December 31, 1998, PEMEX had total assets of $42,896 million with equity of $17,599 million, both calculated in accordance with Mexican generally accepted accounting principles; the amount of PEMEX's equity calculated in accordance with U.S. generally accepted accounting principles as of December 31, 1998 was approximately $3,170 million. For the fiscal year ended December 31, 1998, PEMEX had total revenues of $26,939 million and net losses of $1,028 million, both calculated in accordance with Mexican generally accepted accounting principles; the amount of PEMEX's net losses for fiscal year ended December 31, 1998 calculated in accordance with U.S. generally accepted accounting principles was approximately $2,623 million. According to its annual report on Form 20-F filed with the Commission, as of December 31, 1998, PEMEX had proved developed reserves of 12,059 million barrels of crude oil and natural gas liquids, determined under the Society of Petroleum Engineers' and World Petroleum Congress' definitions.

  P.M.I. Comercio Internacional is not subject to the informational requirements under the Securities Exchange Act of 1934. The obligations of P.M.I. Comercio Internacional under our long term crude oil supply agreement are guaranteed by PEMEX.

  You should refer to PEMEX's publicly available documents, including its Form 20-F, for further information as to its results of operations and financial condition in evaluating the long term crude oil supply agreement.

Air Products

  Air Products has established an internationally recognized industrial gas and related industrial process equipment business and developed strong positions as a producer of certain chemicals. The industrial gases business segment of Air Products recovers and distributes industrial gases such as oxygen, nitrogen, argon and hydrogen and a variety of medical and specialty gases. Based on its current report filed with the Commission on Form 10-K for the fiscal year ended September 30, 1999, Air Products had $5,020.1 million in sales, $724.7 million in operating income and $450.5 million in net income. As of September 30, 1999, Air Products had total assets of $8,235.5 million with total shareholders' equity of $2,961.6 million. Air Products is a Delaware corporation.

  In July 1999, Air Products announced that its board and the boards of L'Air Liquide S.A. of France and the BOC Group plc, a British industrial gases company, had agreed to the terms of a recommended offer under which Air Products and Air Liquide will acquire BOC. The offer will formally commence in the United States and the United Kingdom upon receipt of the necessary regulatory approvals, which Air Products expects to occur in the first quarter of the year 2000.

  You should refer to Air Product's publicly available documents, including its Form 10-K and Form 10-Qs, for further information as to its results of operations and financial condition in evaluating the hydrogen supply contract agreement.

                                   MANAGEMENT

Directors and Executive Officers

  The following table provides information concerning the directors and executive officers of Port Arthur Finance, Sabine River and Neches River. The control, management and operation of Port Arthur Coker Company is vested in its general partner, Sabine River, pursuant to a partnership agreement.

   Name                     Age Position
   ----                     --- --------
   William C. Rusnack......  55 President and Chief Executive Officer, Director
   Maura J. Clark..........  41 Executive Vice President and Chief Financial Officer
   David I. Foley..........  32 Director
   William E. Haynes.......  56 Director
   Robert L. Friedman......  56 Director
   Stephen I. Chazen.......  53 Director

  William C. Rusnack was appointed President and Chief Executive Officer and a Director of Sabine River and Neches River in May 1999, and Port Arthur Finance in August 1999. He has served as President, Chief Executive Officer, Chief Operating Officer and a Director of Clark Refining & Marketing and Clark USA since April 1998, and of Clark Refining Holdings since April 1999. Mr. Rusnack previously served 31 years with Atlantic Richfield Corporation and was involved in all areas of its energy business, including refining operations, retail marketing, products transportation, exploration and production, and human resources. He most recently served as President of ARCO Products Company from 1993 to 1997 and was President of ARCO Transportation Company from 1990 to 1993. He has served as a Director of Flowserve, a NYSE listed corporation, since 1993.

  Maura J. Clark was appointed Executive Vice President and Chief Financial Officer of Sabine River and Neches River in May 1999, and Port Arthur Finance in August 1999. Ms. Clark also served as a Director of Sabine River and Neches River from May 1999 through July 1999. She has served as Executive Vice President--Corporate Development and Chief Financial Officer of Clark Refining & Marketing and Clark USA since August 1995, and of Clark Refining Holdings since April 1999. Ms. Clark previously served as Vice President--Finance at North American Life Assurance Company, a financial services company, from September 1993 through July 1995.

  David I. Foley was appointed Director of Sabine River and Neches River in May 1999, and Port Arthur Finance in August 1999. He has served as a director of Clark Refining & Marketing and Clark USA since November 1997, and of Clark Refining Holdings since April 1999. Mr. Foley is a Vice President at The Blackstone Group L.P., which he joined in 1995. Prior to joining Blackstone, Mr. Foley was a member of AEA Investors, Inc. and The Monitor Company. He currently serves on the board of directors of Rose Hills Company.

  William E. Haynes was appointed Vice President and a Director of Port Arthur Finance, Sabine River and Neches River in August 1999. He served as Chairman, Chief Executive Officer and a Director of Innovative Valve Technologies Inc., an industrial valve repair and distribution company, from May 1997 to January 2000 and as President from March 1997 to October 1998. Mr. Haynes has also served as President and Chief Executive Officer of Safe Seal, Inc., now a subsidiary of Innovative Valve Technologies, from November 1996 through March 1977. From July 1993 to December 1995, Mr. Haynes served as President and Chief Executive Officer of LYONDELL-CITGO Refining Company Ltd., a single-asset refining company. He currently serves on the board of directors of Philip Services Corp. and Innovative Valve Technologies Inc.

  Robert L. Friedman was appointed a Director of Port Arthur Finance, Sabine River and Neches River in July 1999. Mr. Friedman has served as a Senior Managing Director of The Blackstone Group L.P. since March 1999. Prior to joining Blackstone, Mr. Friedman was an attorney with Simpson Thacher & Bartlett, a New York law firm, since 1967. He was a partner of Simpson Thacher from 1974 to 1999 and a member of its executive committee for most of that period. Mr. Friedman currently serves on the board of directors of American Axle & Manufacturing, Inc., Clark Refining Holdings, Corp Group and Republic Technologies, Inc.

  Stephen I. Chazen was appointed a Director of Sabine River, Neches River and Port Arthur Finance in July 1999. He has served as a Director of Clark Refining Holdings since April 1999 and of Clark USA since December 1995. Mr. Chazen has been Executive Vice President--Corporate Development and Chief Financial Officer of Occidental Petroleum Corporation since February 1999 and Executive Vice President--Corporate Development since May 1994. Prior to May 1994, Mr. Chazen served in various capacities at Merrill Lynch & Co., most recently as Managing Director. Mr. Chazen currently serves on the Governance Committees of Equistar Chemicals L.P. and Oxy Vinyls, L.P.

  Under the certificates of incorporation of each of Port Arthur Finance, Sabine River and Neches River each of their boards of directors must consist of five members including an "independent director" who meets specified criteria intended to ensure that such person does not have any potential for a direct or indirect benefit from any activity involving Clark Refining & Marketing or its affiliates, other than Blackstone, Occidental, Port Arthur Finance, Port Arthur Coker Company, Sabine River or Neches River. The certificates of incorporation of these companies also require that each of Port Arthur Finance, Sabine River and Neches River have a senior officer who meets similar criteria meant to ensure his or her independence. Mr. Haynes currently serves as both the independent director and independent officer of Port Arthur Finance, Sabine River and Neches River. You should read the section captioned "Special Legal Aspects" for information regarding the additional steps we have taken to ensure our independence from Clark Refining & Marketing.

  In addition, under the Sabine River stockholders' agreement Occidental has the right to designate one member of the Sabine River board of directors as long as it maintains a specified ownership level in Sabine River. Mr. Chazen was designated by Occidental to serve on the board of directors of Sabine River. The terms of the stockholders agreement are discussed in "Ownership Structure and Related Party Transactions--Sabine River Stockholders' Agreement."

Compensation and Employment Contracts

  All directors are reimbursed for their reasonable expenses incurred in attending board and committee meetings. Mr. Haynes has agreed to compensation equal to $10,000 per year plus an additional fee of $2,500 for each day he attends meetings or is otherwise performing his duties as a director, including preparation for the performance of his duties prior to his appointment as director. We are still in our pre-operation stage and did not exist during 1998. As a result, none of our directors or executive officers received any compensation or any benefits from us during 1998. During 1999, Mr. Haynes has received $12,500 in compensation related to his duties as a director.

                 DESCRIPTION OF OUR PRINCIPAL PROJECT DOCUMENTS

  The following is a summary of the material provisions of the principal documents related to our coker project. A copy of each of these agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise stated, any reference in this prospectus to any agreement means such agreement and all schedules, exhibits and attachments to such agreements, as amended, supplemented or otherwise modified in effect as of the date hereof.

                      Long Term Crude Oil Supply Agreement

  Clark Refining & Marketing entered into a long term crude oil supply agreement with P.M.I. Comercio Internacional in March 1998, which was amended prior to the issuance of the outstanding notes. Simultaneously with the issuance of the outstanding notes, all the rights and obligations of Clark Refining & Marketing under this long term crude oil supply agreement, including the obligation to undertake the refinery upgrade project, were assigned to Port Arthur Coker Company.

  In March 1998 PEMEX entered into a performance guarantee for the benefit of Clark Refining & Marketing or any assignee thereof under the long term crude oil supply agreement. Under such performance guarantee, PEMEX has unconditionally and irrevocably guaranteed the obligations of P.M.I. Comercio Internacional under the long term crude oil supply agreement.

Purchase and Sale of Maya

  We are obligated to buy Maya from P.M.I. Comercio Internacional, and P.M.I. Comercio Internacional is obligated to sell us Maya. All Maya bought and sold under our long term crude oil supply agreement is solely for processing by us at the Port Arthur refinery. Under the long term crude oil supply agreement, the purchase and acceptance of delivered Maya is referred to as "lifting." These purchase and sale obligations are determined differently in a start-up period, a guarantee period and a phase out period. During these periods the quantity of Maya available to us is described below.

 Quantity of Maya Available to Us

  Start-Up Period. The start-up period is the period beginning the first day of the month in which we expect to first introduce feedstock into the new delayed coking unit and ending on the last day of the month in which completion of the refinery upgrade project is achieved as described below under "--The Refinery Upgrade Project--Obligation to Complete the Refinery Upgrade Project."

  During the start-up period, the quantity available is the amount of heavy sour crude oil that we determine we need for start-up and operation of our new delayed coking unit and our other facilities at the Port Arthur refinery less the "current capacity decrease" which is 23,553 barrels per stream day. The current capacity decrease represents the decrease in the amount of heavy sour crude oil that will be processed through the cokers in service at the time the long term crude oil supply agreement was signed. The determining periods used for comparison are March 1997 through December 1997 and the period beginning with the first month of the start-up period.

  Guarantee Period. The guarantee period begins on the earliest date to occur of the following and ends eight years thereafter:

  . the first day following the start-up period;

  . the scheduled completion date of January 2001, as such date may be extended as described below under "--The Refinery Upgrade Project-- Obligation to Complete the Refinery Upgrade Project"; and

  . the guarantee date of July 2001.

  The July 2001 guarantee date can be extended for specified events of force majeure or other acts or events that are beyond our reasonable control, not the result of our fault or negligence, and that we have not been able to overcome by exercising reasonable efforts, including spending funds. Our ability to extend such date due to reason of force majeure, however, is limited to a total of 365 days.

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  During the guarantee period, the formula used to determine the quantity of
Maya available to us is as follows: (1) the operating capacity, multiplied by the "coker fraction" of 0.879, and divided by 0.366 minus (2) 23,553. Operating capacity is reset every six months and is the average daily volume of feedstocks processed through the new delayed coking unit during the preceding six months as stated in an officer's certificate from us. The coker fraction represents the percentage of the design capacity of our new coking unit designated for processing feedstocks from heavy crude oil.

  If during the guarantee period our requirements for heavy sour crude oil for processing at the Port Arthur refinery through the new delayed coking unit exceed the sum of (1) the quantity as determined in the previous paragraph plus
(2) 23,553, then we may notify P.M.I. Comercio Internacional of the excess and our proposed lifting program for the month. Thereafter, the quantity of Maya available will be the greater of the quantity for the first month following such notice and the quantity as determined according to the previous paragraph.

  Extension of Guarantee Period. If an event of force majeure affecting the delivery, lifting or processing of Maya results in a curtailment of processing at the Port Arthur refinery of more than 25% of the amount of Maya available on average over any period of 15 or more consecutive days during the guarantee period, then the guarantee period will be extended by the number of days necessary for the Port Arthur refinery to process the quantity of Maya not processed due to such curtailment. If such event of force majeure is a governmental force majeure, as described below under "--Force Majeure--Purchase and Sale Related" and no part of the reduction of Maya to be sold and delivered to us is not applied first to reduce quantities of Maya under other crude oil supply agreements with us or any of our affiliates, then the 25% threshold described in the preceding sentence will not be a condition to the extension of the guarantee period. The aggregate period of all extensions described in this paragraph cannot exceed 270 days in respect of events of force majeure affecting the production or delivery of Maya by P.M.I. Comercio Internacional or the loading terminal facilities, and 365 days in respect of events of force majeure affecting the lifting, transportation, storage or processing of Maya by us.

  Phase Out Period. After the guarantee period, the quantity of Maya available will be the amount available in the final month of the guarantee period, as such amount may be phased out. After the guarantee period, each party has the option of permanently reducing the amount of Maya available in any month under the long term crude oil supply agreement upon at least three months prior notice to the other party. The monthly amount available under the long term crude oil supply agreement, however, may not be reduced in any three-month period by more than 25% of the amount available for the last month of the guarantee period. Moreover, the amount available in any month may not be reduced to less than 25% of the amount available for the last month of the guarantee period while any credit or premium remains to be applied to purchases of Maya due to a shortfall or surplus in differentials described below under "--Differential Formula and Guarantee."

 Remedies for Underlifting

  If we lift less than the amount of Maya available in any month, we are obligated to pay to P.M.I. Comercio Internacional 15% of the regular price, which is described below under "--Price of Oil," multiplied by the number of barrels of Maya "underlifted" that month. We, however, will not be liable for underlifting to the extent that underlifting of the available amount in any month results from any of the following:

  . operational inability of the Port Arthur refinery to process such amount;

  . demonstrated operational reasons concerning loading terminals or tankers, if the underlifted amount does not exceed 10% of such amount;

  . our remedial work or an annual turnaround, if we give P.M.I. Comercio
    Internacional the required notice;

  . our previous lifting of an amount greater than the available amount in anticipation of the weather interrupting the supply;

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

  . force majeure as described below under "--Force Majeure--Purchase and Sale Related"; or

  . underdelivery by P.M.I. Comercio Internacional or our actions in response to an underdelivery by P.M.I. Comercio Internacional.

  P.M.I. Comercio Internacional may terminate the long term crude oil supply agreement because we underlifted only if we underlifted because we purchased oil in substitution of Maya or because of our failure to pay the amount due for underlifting. We are liable to P.M.I. Comercio Internacional for any resulting damages due to such termination subject to the limitations on liability described below. If we suspend or reduce the amounts that we lift, P.M.I. Comercio Internacional will not be required to resume delivery of such amount for three months or the period of suspension, whichever is shorter.

 Underdelivery by P.M.I Comercio Internacional

  P.M.I. Comercio Internacional is required to maintain the contractual right to buy Maya from Pemex Exploracion y Produccion for sale to us and the right to use specified loading terminals for delivering Maya to us. If P.M.I. Comercio Internacional suspends or reduces its deliveries of Maya, we are not obligated to resume lifting of such underdelivered amount for three months or the period of suspension or reduction, whichever is shorter.

 Price of Oil

  The price of Maya supplied to us will either be the regular price subject to adjustments as a result of the differential formula calculation or the price determined by the alternative pricing mechanism described below.

  Regular Price. The regular price per barrel in U.S. dollars is determined by a formula that is equal to:

  . 40% of the average of the Platt's prices for West Texas sour crude oil for a specified five-day period; plus

  . 40% of the average of the Platt's prices for no. 6 fuel oil having 3% sulfur content for such five-day period; plus

  . 10% of the average of the Platt's prices for light Louisiana sweet crude oil for such five-day period; plus

  . 10% of the average of the Platt's prices for Brent crude oil for such five-day period; minus

  . a pricing adjustment which is currently $3.50.

This formula and actual dollar value of the price adjustment are subject to adjustment by P.M.I. Comercio Internacional.

  For West Texas sour and light Louisiana sweet crude oils, the "Platt's Price" for any day is the average of the high and low spot prices for such crude oils as quoted for that day in Platt's Crude Oil Marketwire (Spot Assessment Section). For Brent crude oil, the Platt's Price for any day is the average of the high and low spot prices for Brent crude oil as quoted in Platt's Crude Oil Marketwire (Spot Assessment Section). The quotation to be used is the Dated Brent Assessment. For no. 6 fuel oil having 3% sulfur content, the Platt's Price for any day is the average of the high and low spot prices for such fuel oil as quoted for that day in Platt's Oilgram U.S. Marketscan (U.S. Gulf Section, Waterborne Column).

  The five-day period used to determine the price of Maya for any delivery is
(1) either the day on which the bill of lading is issued for such delivery if the loading of tankers for such delivery begins within the three-day range for the arrival of a tanker in the agreed lifting program for the relevant month, or the middle day of such three-day range if the loading of tankers begins after the last day of the three-day range plus (2) the two days before such first day and the two days after such first day, other than Saturdays, Sundays or other days when the relevant quotations do not regularly appear in the Platt's publications referred to above.

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  Alternative Pricing. If, during any six-month period when the regular price is in effect, the average volume of sales of Maya at the regular price under contracts with buyers not affiliated with P.M.I. Comercio Internacional, including us, that may be terminated by the buyers on three months notice to P.M.I. Comercio Internacional or less, is below 200,000 barrels per calendar day, or if the average number of such non-affiliated buyers of Maya was less than three per month, P.M.I. Comercio Internacional must notify us within 15 days following the end of that six-month period. Following this notice, the parties are required to meet to discuss and agree on whether an alternative pricing formula is needed and what the specifics of it should be. In deciding upon an alternative pricing formula, the parties must apply a detailed alternative pricing methodology. If the parties do not reach an agreement on an alternative pricing mechanism within 60 days following the end of the six-month period, they are required to submit the matter to arbitration.

  Reinstatement of Regular Price. Following the establishment of an alternative pricing mechanism, the price of Maya will return to the regular price if, during any six-month period that ends after the initial six month period that the alternative pricing mechanism is in effect, the average volume of sales of Maya at the regular price under contracts with non-affiliated buyers that may be terminated upon three months or less prior notice to P.M.I. Comercio Internacional is equal to or greater than 200,000 barrels per calendar day, and the average number of such non-affiliated buyers of Maya at the regular price is equal to or greater than three per month.

Differential Formula and Guarantee

  The regular price of Maya which we are required to pay is adjusted subject to the gross margin support mechanism as described below.

  Our gross margin support mechanism, which is referred to in this summary as the "differential guarantee," is a $15 per barrel minimum average result of the formula, described in this summary as the differential formula, designed to serve as a proxy for coker gross margin.

 Differential Formula

  The "differential formula" is an amount in U.S. dollars per barrel calculated according to the following formula:

  . the average of the Platt's Prices for conventional 87 octane unleaded gasoline for that month multiplied by 50%; plus

  . the average of the Platt's Prices for 0.2% sulfur no. 2 fuel oil for that month; minus

  . one and a half times the average of the Platt's Prices for 3% sulfur no.
    6 fuel oil for that month.

  The term "Platt's Prices" for any day means (1) the low spot prices for conventional 87 octane unleaded gasoline or 0.2% sulfur no. 2 fuel oil, as the case may be, as quoted for that day in Platt's Oilgram Price Report (Spot Price Assessments, U.S. Gulf Section, Pipeline Column) and converted to U.S. dollars per barrel, and (2) in the case of no. 6 fuel oil, the low spot prices in U.S. dollars per barrel for no. 6 fuel oil having 3% sulfur content as quoted for such day in Platt's Oilgram U.S. Marketscan (U.S. Gulf Section, Waterborne Column).

  In the event that a regular quotation for a particular product or fuel oil referred to above is suspended or interrupted for any reason in the relevant publication for fewer than 10 of the days in any month, then the days for which such quotation is suspended or interrupted are not taken into account in calculating the average of the Platt's Prices for that product or fuel oil. Moreover, that average is calculated for only the number of days in such month that quotations were not suspended or interrupted. In the event that a regular quotation for a particular product or fuel oil referred to above is suspended or interrupted for any reason in the relevant publication for 10 or more days in any month, then the parties are required to meet promptly to discuss and agree upon an appropriate alternative reference price for calculation of the differential.

 Alternative Differential Calculation

  In the event that (a) the absolute value of the arithmetic average, for the immediately preceding 24 month period, of the difference between (1) the regular price and (2) the sum of (A) 0.679 multiplied by the price of

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

no. 6 fuel oil plus (B) 0.185 multiplied by the sum of the price of conventional 87 octane unleaded gasoline and the price of 0.2% sulfur no. 2 fuel oil minus (C) 2.874, the "Maya proxy," exceeds (b) $0.50 per barrel for any month, then the price of no. 6 fuel oil to be used in calculating the Differential beginning in the month following that 24-month period will be equal to the sum of (A) 1.473 multiplied by the regular price, plus (B) 4.233, minus (C) 0.272 multiplied by the sum of the price of conventional 87 octane unleaded gasoline and the price of 0.2% sulfur no. 2 fuel oil. Each of these fuel oil and gasoline prices are to be determined according to the provisions described above under "--Differential Formula and Guarantee."

 Reinstatement of Differential Calculation

  If an alternative differential calculation becomes applicable and thereafter the absolute value of the arithmetic average, for the immediately preceding 24 month period, of the difference between the regular price and the Maya proxy is equal to or less than $0.50 per barrel, then the price of no. 6 fuel oil to be used in calculating the differential beginning in the month following such 24-month period is as determined according to the formula used for calculating the differential.

  Determination of Surpluses and Shortfalls. A "monthly shortfall" for any month all or part of which is within the guarantee period, is the amount equal to the product of (1) $15.00 less the differential for that month, if greater than zero, multiplied by (2) 36.6% of the monthly quantity of Maya delivered to us by P.M.I. Comercio Internacional. If P.M.I. Comercio Internacional underdelivers in any month, however, it will be deemed to have delivered us the entire amount of Maya available in such month less any deliveries excused for force majeure.

  A "monthly surplus" for any month all or part of which is within the guarantee period, is the amount equal to the product of (1) the differential for that month less $15.00, if greater than zero, multiplied by (2) 36.6% of the quantity delivered to us by P.M.I. Comercio Internacional in that month, as prorated for any month which is only partly within the guarantee period. In the event, however, that completion of the refinery upgrade project does not occur by the guarantee date in July 2001, as such date may be extended by reason of force majeure, for the purpose of determining any monthly surplus P.M.I. Comercio Internacional will be deemed to have delivered the entire quantity of Maya available for such month as if completion had been achieved. In addition, in the event that we underlift Maya on or after the completion of the refinery upgrade project then, for the purpose of determining any monthly surplus, P.M.I. Comercio Internacional will be deemed to have delivered the entire quantity of Maya available to us in such month less any volume that we have been excused from underlifting pursuant the provisions described under "-- Remedies for Underlifting" above.

  A "quarterly shortfall" with respect to any calendar quarter, is the amount, if any, by which (1) the sum of the monthly shortfalls in such calendar quarter exceeds (2) the sum of the monthly surpluses in such calendar quarter.

  A "quarterly surplus" with respect to any calendar quarter, is the amount, if any, by which (1) the sum of the monthly surpluses in such calendar quarter exceeds (2) the sum of the monthly shortfalls in such calendar quarter.

  Credit Interest. "Credit interest" with respect to any calendar quarter is the amount of interest calculated for such calendar quarter (other than any period during which processing at the Port Arthur refinery is curtailed due to a force majeure event that extends the guarantee period) at LIBOR plus 1% on the sum, if greater than zero, of:

  . the aggregate of all credits calculated pursuant to the provisions described under "--Shortfall in Differentials" below for all prior calendar quarters; plus

  . the aggregate amount of credit interest for all prior calendar quarters;
    minus

  . the aggregate of all premiums calculated pursuant to the provisions described under "--Surplus in Differentials" below for all prior calendar quarters.


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 Shortfall in Differentials

  If at the end of any calendar quarter, all or part of which is within the guarantee period, there is a quarterly shortfall, we will receive a credit against the purchase price of Maya delivered in the succeeding calendar quarter. The credit will be equal to the sum, if greater than zero, of such quarterly shortfall minus the amount, if any, by which the aggregate of all quarterly surpluses for prior calendar quarters exceeds the aggregate of all quarterly shortfalls and credit interest for prior calendar quarters. Formulas for calculating these amounts are described above under "--Reinstatement of Differential Calculation--Determination of Surpluses and Shortfalls" and "-- Credit Interest."

  The sum of such credit plus any credit carryforward from such calendar quarter minus any premium carryforward from such calendar quarter will be applied at the rate of $5.00 per barrel of Maya beginning with the first barrel delivered in such succeeding calendar quarter. The "premium carryforward" is the amount that has not been applied to Maya delivered in such succeeding calendar quarter by the end of the calendar quarter plus interest at LIBOR plus 1% calculated for the period of such succeeding calendar quarter. The maximum credit to be applied in such succeeding calendar quarter is $30 million. If the sum is less than zero, we must pay a premium on the purchase price of Maya delivered in the succeeding calendar quarter. The premium is equal to the positive value of such sum applied at the rate of $5.00 per barrel of Maya beginning with the first barrel delivered in such succeeding calendar quarter. The maximum premium to be applied in such succeeding calendar quarter is $20 million.

  If, by the end of any such succeeding calendar quarter there remains an amount which has not been applied as outlined in the preceding paragraph or in provisions described below under "--Surplus in Differentials," to Maya delivered in such succeeding calendar quarter, then such remaining amounts, together with interest at LIBOR plus 1% calculated for the period of such succeeding calendar quarter, will constitute a credit carryforward from such succeeding calendar quarter.

  If, by the end of any calendar quarter, all or part of which is within the guarantee period, both the quarterly surplus and the quarterly shortfall equal zero, and the sum of any credit carryforward minus any premium carryforward is greater than zero, then we will receive a credit equal to such sum. The credit is applied at the rate of $5.00 per barrel of Maya, beginning with the first barrel of Maya delivered in such succeeding calendar quarter. The maximum aggregate amount that may be applied is $30 million.

 Surplus in Differentials

  If, by the end of any calendar quarter, all or part of which is within the guarantee period, the sum of monthly surpluses, exceeds the sum of monthly shortfalls, there is a "quarterly surplus" in such calendar quarter and we are required to pay a premium on the purchase price of Maya delivered beginning in the succeeding calendar quarter. The amount of the premium equals the lesser of
(1) the amount of such quarterly surplus and (2) the amount that the aggregate of all quarterly shortfalls and credit interest for prior calendar quarters and such calendar quarter exceeds the aggregate of all quarterly surpluses for prior calendar quarters.

  The sum of (1) such premium, plus (2) any premium carryforward from such calendar quarter minus (3) any credit carryforward from such calendar quarter will be applied at the rate of $5.00 per barrel of Maya beginning with the first barrel delivered in such succeeding calendar quarter. Such sum may be applied up to a maximum aggregate amount in such succeeding calendar quarter of $20 million. If the sum is less than zero, we will receive a credit against the purchase price of Maya delivered in the succeeding calendar quarter. Such credit will be equal to the positive value of such sum applied at the rate of $5.00 per barrel of Maya beginning with the first barrel delivered in such succeeding calendar quarter. The maximum credit that may be applied in such succeeding calendar quarter is $30 million.

  If, by the end of any calendar quarter, all or part of which is within the guarantee period, both the quarterly surplus and the quarterly shortfall equal zero, and the sum of any credit carryforward minus any premium carryforward is less than zero, then we are required to pay a premium. The premium is equal to the positive value of such sum, applied at the rate of $5.00 per barrel of Maya, beginning with the first barrel of

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

Maya delivered in such succeeding calendar quarter. The premium may be applied to a maximum aggregate amount in such succeeding calendar quarter of $20 million.

 End of Guarantee Period

  The net adjustment amount, whether positive or negative existing at the end of the period during which the coker gross margin support is available will be applied over the remaining term of the agreement, after giving effect to the operation of the differential mechanism in the last period. However, the discount we receive in any quarter will not exceed $30 million and the premium we pay in any quarter will not exceed $20 million.


 Payment Terms

  We are required to make all payments to P.M.I. Comercio Internacional when due in immediately available U.S. dollars. Interest accrues daily on the amount of any overdue payment, commencing on the date that the payment was due. The rate per annum will be equal to 2% above the prime rate. We are required to make all payments due P.M.I. Comercio Internacional punctually and without set-off.

 Security for Payment

  Under specified circumstance, P.M.I. Comercio Internacional requires us to provide security for the performance of our payment obligations by means of one or more stand-by letters of credit or a financial guaranty insurance policy meeting specified requirements. Such letters of credit or financial guaranty insurance policy must always equal at least the total amount of all outstanding invoices under the long term crude oil supply agreement plus 110% of the estimated value of Maya that we have lifted but for which P.M.I. Comercio Internacional has yet to issue an invoice. We will meet this obligation by entering into the oil payment guaranty insurance policy with Winterthur.

 Suspension of Deliveries

  P.M.I. Comercio Internacional may suspend deliveries of Maya if we do not make a payment of $100,000 or more that is due P.M.I. Comercio Internacional under the long term crude oil supply agreement or any other crude oil agreement between us. P.M.I. Comercio Internacional may also suspend deliveries if we do not establish and maintain any stand-by letter of credit or financial guaranty insurance policy that we are required to maintain. If P.M.I. Comercio Internacional suspends deliveries and we subsequently make the required payment together with accrued interest then P.M.I. Comercio Internacional is required to resume deliveries but is not obligated to do so for a period of time equal to the shorter of the suspension period or three months.

 Termination

  If we or P.M.I. Comercio Internacional default under our respective purchase or sale obligations and such default continues for 60 days, the other party may terminate the long term crude oil supply agreement effective immediately upon notice.

 Force Majeure--Purchase and Sale Related

  General. Neither party is liable for any damages that arise from delays or defaults in performance of the purchase and sale or delivery term provisions of the long term crude oil supply agreement that are due to force majeure. If either of us intends to rely on an event of force majeure to suspend our performance, that party must give prompt notice of the event to the other party. Force majeure will not relieve us of our obligation to pay for all Maya delivered or any other amount that we owe to P.M.I. Comercio Internacional under the long-term crude oil supply agreement.


  Event of Force Majeure. Force majeure for these purposes includes any act or event that prevents or delays either party from performing its obligations if and to the extent that the act or event is beyond the party's control and is not due to its fault or negligence, and to the extent that the party was not able to overcome the consequence of by commercially reasonable efforts, including spending funds.


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  . acts of God or of the public enemy, floods, fire, electrical shortages or blackouts;

  . hostilities, war, blockades or riots;

  . strikes or other labor disturbances that are not the result of breach of a labor contract by the affected party;

  . earthquakes, tides, storms or bad weather at the loading terminal;

  . breakdown or injury to producing or delivering facilities in Mexico or to receiving or processing facilities at the Port Arthur refinery;

  . interruption, decline or shortage of P.M.I. Comercio Internacional's supply of Maya available for export from Mexico, including shortage due to increased domestic demand;

  . laws, change in laws, decrees, regulations, orders or other directives or actions of either general or particular application, other than as may be directed to aspects of the long term crude oil supply agreement not common to long term crude oil supply agreements generally, of the government of Mexico or the government of the United States of America or any agency thereof that does not include P.M.I. Comercio Internacional, Pemex Exploracion y Produccion, or any of P.M.I. Comercio Internacional's other affiliates; and

  . ""governmental force majeure," which means the reduction of P.M.I.
    Comercio Internacional's Maya deliveries under its contractual commitments to export customers in general as a result of a direction from the federal government of Mexico to curtail crude oil exports despite the availability of Maya for export.

  Apportionment. If P.M.I. Comercio Internacional does not have enough Maya available to export for sale to us and its other customers because of force majeure, it may not reduce the quantity of Maya that it sells to us by more than the percentage that it reduces the total amount of its sales of Maya to other export customers under agreements to supply 50,000 barrels per calendar day or more of Maya or to its other customers in general if the agreements account for less than 20% of its exports of Maya. P.M.I. Comercio Internacional is not required to buy crude oil from another party to sell to us because of an event of force majeure. If, however, the event is a governmental force majeure, as described above, then the amount by which it would otherwise reduce the quantity of Maya to be sold to us shall first be applied to reduce quantities of Maya scheduled for sale and delivery to the Port Arthur refinery under any other crude oil supply agreement with us or any of our affiliates.



The Refinery Upgrade Project

 Obligation to Complete the Refinery Upgrade Project

  Under the long term crude oil supply agreement, we are obligated to complete the refinery upgrade project by the scheduled completion date of January 2001. If, however, the refinery upgrade project is not complete by such scheduled completion date, we may make payments to P.M.I. Comercio Internacional to extend the scheduled completion date according to a specified formula. We expect such payments to equal approximately $400,000 per month for each of the first six months we choose to extend the scheduled completion date and approximately $200,000 per month for each month beyond six months that we choose to extend the scheduled completion date. Such date is subject to extension for specified events of force majeure or other events beyond our reasonable control in the same manner as extension of the guarantee date up to a total of 365 days.

  For purposes of the long term crude oil supply agreement and this summary of such agreement, completion of the refinery upgrade project occurs when:

  . all significant aspects of the refinery upgrade project are mechanically complete and substantially conform to their design plans and specifications;

  . the commission testing of processing units in the refinery upgrade project is complete; and


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  . the Port Arthur refinery and the new delayed coking unit are able to process at least 80% of their design capacities on average over a 30 day consecutive period, or, we commence operation of the new delayed coking unit and other equipment integrated into the Port Arthur refinery that we own and we and Foster Wheeler USA stop making efforts to achieve those average processing capacities.

  If we fail to extend the scheduled completion date, P.M.I. Comercio Internacional has the right to terminate the long term crude oil supply agreement. In such case, we are liable to P.M.I. Comercio Internacional for their resulting damages, subject to our termination rights described in the following paragraph and the limitations on liability described below.

 Our Right to Terminate the Long Term Crude Oil Supply Agreement

  Prior to the first day of the month in which we expect to first introduce feed into our new delayed coking unit, we may terminate the long term crude oil supply agreement under the following circumstances:

  . If we abandon the refinery upgrade project or decide to continue the refinery upgrade project without the benefit of the long term crude oil supply agreement or an alternative supply arrangement, we may terminate the long term crude oil supply agreement by first giving notice to P.M.I. Comercio Internacional and within fifteen days paying them a termination payment. For the purposes of the long-term crude oil supply agreement an alternative supply arrangement means any contract, agreement or arrangement, other than the long term crude oil supply agreement, pursuant to which we, any purchaser of the Port Arthur refinery or any part thereof, or any affiliate of any of us has the right to purchase, on a long term basis, any substantial portion of the Port Arthur refinery's requirements for heavy sour crude oil attributable to the refinery upgrade project or to any similar upgrade project designed to increase significantly the Port Arthur refinery's capacity to process heavy sour crude oil having characteristics similar to Maya; and

  . We may also terminate the long term crude oil supply agreement without abandoning the refinery upgrade project by entering into an alternative supply arrangement and paying P.M.I. Comercio Internacional the termination payment described above plus an additional fee equal to their damages resulting from a breach of the long term crude oil supply agreement in its entirety.

Limitation of Liability

  Neither party is liable for any consequential or punitive damages of any kind arising out of or in any way connected with the performance, of or failure to perform, the long term crude oil supply agreement including, but not limited to, losses or damages resulting from shutdown of plants or inability to perform sales or any other contracts arising out of or in connection with the performance or nonperformance of the long term crude oil supply agreement. This liability limitation is not meant to limit either party's right to recover its incidental damages or damages associated with the mechanism for adjustment to our payment obligations described under "--Differential Formula and Guarantee" above.

Miscellaneous Provisions

 Dispute Resolution

  If a dispute arises from the long term crude oil supply agreement, the parties are to seek to settle the dispute through good faith negotiation between senior executives. If after 60 days the dispute is not settled, either party may initiate arbitration of the dispute. All disputes arising from the long term crude oil supply agreement will be settled finally by arbitration under the Rules of Arbitration and Conciliation of the International Chamber of Commerce. The arbitration will occur in New York, in English and the substantive law will be that of the State of New York.

 Governing Law

  The long term crude oil supply agreement is governed by and interpreted in accordance with the laws of the State of New York. The United Nations Convention on the International Sale of Goods will not apply to the long term crude oil supply agreement.

 Language

  English is the language of the long term crude oil supply agreement and controls over any Spanish language translations.

 Entire Agreement

  The long term crude oil supply agreement supersedes all prior agreements between us and our affiliates and P.M.I. Comercio Internacional and its affiliates except the crude oil sales agreement entered into on January 1, 1990, between P.M.I. Comercio Internacional and Clark Oil & Refining Corporation, the predecessor company to Clark Refining & Marketing, as amended and assigned and which remains in force.

                             Construction Contract

  We entered into a contract for engineering, procurement and construction services with Foster Wheeler USA in July 1999. This construction contract obligates Foster Wheeler USA to engineer, design, construct, erect, install and test our coker project, to provide procurement services and training support for us and to oversee start-up, operation and performance testing of our coker project.

Effective Date and Commencement of Work

  Foster Wheeler USA did not commence work under the construction contract and we had no obligation with respect to the construction contract until August 1999 when:

  . all other documents related to our coker project had been executed and delivered by all parties;

  . the initial issuance of outstanding notes had occurred and we had sufficient funds available to acquire the work in progress related to our coker project from Clark Refining & Marketing; and

  . we delivered a notice to proceed to Foster Wheeler USA.

Contractor's Responsibilities

 Scope of Work

  The responsibilities of Foster Wheeler USA under the construction contract include, among other things:

  . providing all engineering and design services necessary for the completion of our coker project;

  . procuring all labor, materials, equipment, supplies and other services necessary for completion of our coker project except supplies to be provided by us;

  . providing all construction, erection and installation services necessary for the completion of our coker project except services to be provided by us;

  . obtaining all permits necessary for the construction, except permits provided by us;

  . performing all cleanup, removal and disposition services with respect to hazardous waste and other debris resulting from its work at the construction site;

  . initiating, maintaining and supervising all safety precautions and programs in connection with performance of the construction contract;

  . cooperating with, and overseeing, our start-up of our new processing units and the operation of our new processing units during start-up and performance testing;

  . carrying out all tests and inspections required under the construction contract;

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

  . preparing initial operational guidelines for our new processing units, cooperating with us in preparation of initial drafts of operation manuals for our units and ensuring the proper content of final operating manuals;

  . providing maintenance and instruction manuals and mechanical catalogs for our new processing units;

  . providing lists of recommended spare parts for our new processing units and cooperating with us and Purvin & Gertz in its role as independent engineer to ensure procurement of spare parts; and

  . fulfilling Purvin & Gertz's requests for information.

 Subcontracting

  Foster Wheeler USA may not subcontract any portion of the work to be performed under the construction contract without our consent. Foster Wheeler USA will remain responsible for all its obligations under the construction contract regardless of its reliance on subcontractors. Foster Wheeler USA will ensure that major subcontract agreements provide that, in the event Foster Wheeler USA is terminated as contractor, (1) the subcontractor will continue performance if requested by us and (2) the subcontract may be assigned to us or to the holders of our senior debt for security on the same terms as the original agreement.

 Assumption of Risk

  Prior to execution of the construction contract, Foster Wheeler USA was performing portions of the work at the construction site pursuant to an interim reimbursable contract with Clark Refining & Marketing. Foster Wheeler USA has acknowledged, among other things, that it has examined the construction site and made independent inquiries into the availability of materials, labor and other supplies and is satisfied that each is sufficient for performance of its obligations. Foster Wheeler USA has also acknowledged that we and Clark Refining & Marketing have provided them other information with respect to existing subsurface conditions and facilities at the construction site and has agreed that the construction site is satisfactory for performance of the construction contract. Accordingly, Foster Wheeler USA has assumed price and schedule risks associated with construction site conditions, except risks associated with hazardous waste existing at the construction site on the execution date of the construction contract other than hazardous waste that is known to us that we have disclosed to Foster Wheeler USA.

Contract Amount and Payment

 Fixed Price


  As full compensation for performance of its obligations under the construction contract, we will pay Foster Wheeler USA a fixed price of $544 million. The fixed price is subject to change based on valid change orders, as described below under "--Changes in Work." This price includes work performed under Clark Refining & Marketing's existing reimbursable contract with Foster Wheeler USA through the effective date of the construction contract. Approximately $157.1 million paid under such contract through July 1999 and related to our coker project has been credited against our fixed contract price. We are required to make payments to Foster Wheeler USA in monthly installments based on receipt and approval of invoices from Foster Wheeler USA and the achievement of specified construction milestones.

 Letters of Credit or other Payment Security

  As security for its performance under the construction contract, Foster Wheeler USA has provided us with a letter of credit on the effective date of the construction contract. Foster Wheeler USA is obligated to maintain one or more letters of credit with an aggregate amount available for drawings always equal to at least 10% of amounts actually paid by us to Foster Wheeler USA less the amount of all prior drawings other than drawings made when the rating of the issuer of the letter of credit has fallen below the required rating or final completion

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

has not occurred 30 days prior to the expiration of such letter of credit and it has not been extended or substituted. Foster Wheeler USA has the option to fulfill its letter of credit obligations, in whole or in part, by either depositing cash with us pursuant to a cash collateral agreement acceptable to us or our senior debt holders or by requesting that we withhold amounts that would otherwise be payable to them under the construction contract.

  The issuer of such letter of credit must meet specified standards including, among others, that it have outstanding unsecured debt rated A or better by Standard & Poor's or A2 or better by Moody's.

Our Responsibilities

  Our responsibilities under the construction contract include, among other things:

  . paying installments of the fixed contract amount upon achievement of construction milestones;

  . providing limited construction services;

  . providing water and temporary utilities necessary for Foster Wheeler
    USA's performance of the construction contract and providing other consumables; and

  . operating our new processing units and other equipment during start-up and testing, including supply of necessary feedstreams and disposition of output, subject to Foster Wheeler USA's right to exercise such supervision and control as necessary for its performance of the construction contract.

Independent Engineer

  The construction contract entitles the holders of our senior debt to retain an independent engineer, Purvin & Gertz, who will, among other things:

  . review and report on Foster Wheeler USA's monthly status reports;

  . review and monitor the performance tests and other tests and inspections performed by Foster Wheeler USA;

  . review and approve applications by Foster Wheeler USA for installment payments of the contract amount;

  . inspect Foster Wheeler USA's performance and any labor, materials and equipment furnished or used by Foster Wheeler USA;

  . approve use by Foster Wheeler USA of non-prototype equipment or subcontractors not on the pre-approved list of subcontractors; and

  . approve achievement of mechanical completion and final completion, each as described below.

Mechanical Completion and Other Conditions to Performance Testing

 Mechanical Completion

  Foster Wheeler USA is obligated to achieve mechanical completion of our coker project before commencement of commissioning and start-up of our new processing units by March 2001, as such date may be extended pursuant to valid change orders.

  Mechanical completion of our coker project will occur when the following have been achieved:

  . each physically discrete unit of our coker project has been erected and has passed specified tests;

  . Foster Wheeler USA has completed all work under the construction contract except for minor items and inconsequential defects and deficiencies, which will be considered punch list items;

  . we, Foster Wheeler USA and Purvin & Gertz have agreed to a punch list and a start-up protocol;

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

  . our coker project can operate safely and meets all requirements of the construction specifications necessary to begin commissioning and start-up activities;

  . we and Purvin & Gertz have approved a notice of mechanical completion delivered by Foster Wheeler USA; and

  . we have received final operating manuals and maintenance and instruction manuals from Foster Wheeler USA.

  The actual date of mechanical completion will be deemed to occur on one of the following dates:

  . on the date when all requirements for mechanical completion, as described above, have been achieved;

  . on the date when all requirements for mechanical completion are met except for mechanical completion of our new delayed coking unit, provided that it is mechanically complete within 14 days of the achievement of all other conditions to mechanical completion; or

  . on the date that is 14 days prior to the date that mechanical completion of our new delayed coking unit is achieved if mechanical completion of our new coking unit is achieved more than 14 days after the date that all other conditions to mechanical completion are achieved.

Commissioning and Start-Up

  Once our coker project is mechanically complete, we, with the cooperation of Foster Wheeler USA and Purvin & Gertz, will conduct test runs and other start-up activities for our coker project. Foster Wheeler USA will oversee these commissioning activities and monitor them to determine whether these activities are conducted in conformance with the construction contract and the start-up protocol developed by the parties. Foster Wheeler USA must give us immediate notice if any commissioning or start-up activities are not conducted in accordance with such standards. Accordingly, Foster Wheeler USA will not have a defense to its liabilities under the construction contract based on our use of improper procedures or other occurrences during this period unless it gives us such notice.

Performance Testing and Guarantees

  Following mechanical completion of our coker project, Foster Wheeler USA is responsible for conducting performance tests to:

  . demonstrate achievement of the performance guarantees of Foster Wheeler
    USA;

  . demonstrate achievement of final completion of our coker project; and

  . determine damages for failure to achieve such performance and completion guarantees.

 Guaranteed Reliability

  Foster Wheeler USA will conduct a reliability test to demonstrate whether during a continuous 60-day period our new processing units achieve 100% of a specified guaranteed "daily net margin" while not exceeding the guaranteed emissions and effluent limits described below. The calculation of the daily net margin is based on a specified price set for valuing feedstocks processed during reliability testing, the variable costs of processing such feedstocks and the products produced by our new units during such testing and is intended to serve as a proxy to demonstrate whether our new processing units can reliably generate expected operating margins.

 Substantial Reliability

  If a reliability test demonstrates that our new processing units have achieved 95% of the specified guaranteed daily net margin, Foster Wheeler USA will be deemed to have achieved substantial reliability.

 Guaranteed Capacity

  Foster Wheeler USA will also conduct a capacity test to demonstrate whether for a continuous uninterrupted 72 hour period each of our new processing units achieves specified guaranteed design capacities while not exceeding the guaranteed emissions and effluent limits.

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

 Guaranteed Emissions and Effluent Limits

  For either a capacity or reliability test to be successful, Foster Wheeler USA must also demonstrate during such test that operation of our new processing units will meet specified guaranteed standards for emission of gaseous, liquid and solid pollutants which are designed to ensure compliance with our air emissions permit.

Final Completion

  Foster Wheeler USA is obligated to achieve "final completion" of our coker project by December 2001, as such date may be extended pursuant to valid change orders. Final completion of our coker project will occur when, among other things:

  . mechanical completion has been achieved;

  . either (1) a reliability test has demonstrated that 100% of the guaranteed reliability has been achieved and the guaranteed capacities described above have been achieved or (2) Foster Wheeler USA has successfully concluded a reliability test demonstrating achievement of substantial reliability as described above and has paid us the applicable amounts described below under "--Buydown Payments for Failure to Achieve Guaranteed Reliability or Capacity";

  . Foster Wheeler USA has paid us any late payments that are due to us as described below under
   "--Damages for Delay";

  . all punch list items have been completed or the completion of such items has been temporarily waived by us, with the approval of Purvin & Gertz; and

  . we and Purvin & Gertz have issued a certificate approving Foster Wheeler
    USA's notice of final completion.

Damages for Delay

 Delay in Achieving Mechanical Completion

  If Foster Wheeler USA fails to achieve mechanical completion by January 2001, as such date may be extended pursuant to valid change orders, they are obligated to pay us late payments for each day from such date until December 2001, as such date may also be extended pursuant to valid change orders.

 Delay in Achieving Guaranteed Reliability

  Without duplication of late payments for delay in achieving mechanical completion, Foster Wheeler USA is also obligated to pay us late payments for each day after January 2001, as such date may be extended pursuant to valid change orders, that it fails to demonstrate achievement of 100% of the guaranteed daily net margin.

 Amount of Late Payments

  Late payments will be calculated on a daily basis. Late payments due each day will equal one-seventh of the applicable cost factor in the following chart. After July 2001 late payments will also include a "throughput factor" intended to replace the loss of expected profits.

   Date                                                              Cost Factor
   ----                                                              -----------
   January 1, 2001 -- January 31, 2001.............................. $  100,000
   February 1, 2001 -- March 31, 2001............................... $1,146,250
   April 1, 2001 -- June 30, 2001................................... $1,842,500
   July 1, 2001 -- September 30, 2001............................... $1,595,000
   October 1, 2001 forward.......................................... $2,750,000

The throughput factor will be calculated on a daily basis according to the following formula:

  $12.00 * (76,300 less the number of barrels of throughput processed by our new coker on that day)

76,300 barrels per day is approximately 95% of the design capacity of our new coking unit.

 Operating Revenue Credit Against Late Payments

  For each day that Foster Wheeler USA makes late payments to us, we will provide them a credit against future late payments equal to our operating revenue for such day. For this purpose our operating revenue is defined as the difference between our cash revenues and cash expenses attributable to such day.

Early Completion Bonus

  For each day that Foster Wheeler USA achieves mechanical completion prior to the target date of November 2000 or 60 days prior to guaranteed mechanical completion, whichever is later, they will receive a bonus payment equal to one-seventh of $900,000 for each such day during September 2000 and one-seventh of $600,000 for each such day during October 2000. The total amount of all such bonuses, however, may not exceed $6 million. In no event will Foster Wheeler USA receive such bonus payments if it (1) incurs an obligation to make late payments or payments for failure to achieve its guarantees of capacity or reliability or (2) fails to achieve final completion of our coker project.

Buydown Payments for Failure to Achieve Guaranteed Reliability or Capacity

  If Foster Wheeler USA fails to achieve 100% of the guaranteed daily net margin described above, it will be obligated to make buydown payments according to a specified formula.

  If Foster Wheeler USA fails to achieve 100% of the guaranteed design capacities it will be obligated to make additional buydown payments to us according to specified formulas up to a maximum amount of $2 million related to our new coking unit and up to $5 million related to our new hydrocracker.

Limitations on Liability

 Late Payments

  Foster Wheeler USA's liability for failing to achieve mechanical completion by January 2001, as such date may be extended by valid change orders, or failure to achieve the guaranteed daily net margin by such date is limited to making the late payments described above. In addition, if Foster Wheeler USA demonstrates achievement of substantial reliability during a reliability test, its liability for making late payments to us will be capped at $70 million.

 Buydown Payments

  Foster Wheeler USA's liability for failing to achieve the guaranteed daily net margin, the guaranteed standards of emissions and effluent limits or the guaranteed capacities is limited to making the payments described above under "Buydown Payments for Failure to Achieve Guaranteed Reliability or Capacity." In addition, if Foster Wheeler USA demonstrates achievement of substantial reliability during a reliability test, its liability for making such payments to us will be capped at $75 million.

 Total Damages

  Foster Wheeler USA's total liability for damages arising under the construction contract is capped at 100% of our fixed contract amount. This liability cap, however, does not apply to any damages arising out of Foster Wheeler USA's indemnification obligations.

Integration of Other Portions of the Refinery Upgrade Project

  Work by Foster Wheeler USA. Foster Wheeler USA bears the risk of successfully integrating our new units with the remainder of the Port Arthur refinery to the extent that the refinery is modified or improved

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

by the work to be performed by Foster Wheeler USA under its reimbursable contract with Clark Refining & Marketing. In the event of any defect or deficiency in such work, the obligation to correct defects or deficiencies is the responsibility of Foster Wheeler USA and Clark Refining & Marketing.

  Work by Us or Clark Refining & Marketing. We and Clark Refining & Marketing bear the risk of successfully integrating our new units with the remainder of the Port Arthur refinery to the extent in each case that work on units, equipment items or systems is performed by Clark Refining & Marketing or us, as the case may be.

  Overall Schedule. Foster Wheeler USA must identify and notify us of the overall schedule of work to be performed by it under its reimbursable contract with Clark Refining & Marketing and the work required to be performed by Clark Refining & Marketing as is required for the integration of our new processing units with the remainder of the Port Arthur Refinery.

  Limitation on Foster Wheeler USA's Defenses. The failure of Foster Wheeler USA to perform under its reimbursable contract with Clark Refining & Marketing will not provide a defense to or excuse Foster Wheeler USA from making late payments or buydown payments in the event it fails to achieve mechanical completion, final completion or meet its capacity, reliability and emissions and effluent limit guarantees if:

  . Foster Wheeler USA performs the work under the reimbursable contract with Clark Refining & Marketing with our consent; and

  . Clark Refining & Marketing completes its portion of the refinery upgrade project in a timely fashion and in accordance with the schedule provided to us by Foster Wheeler USA.

Warranty Provisions

 Warranties

  Foster Wheeler USA warrants and guarantees to us, among other things, that
(1) all equipment, materials and other items furnished by them will be new and meet a generally accepted standard of quality applicable to the design and engineering of oil refinery installations of similar size, type and design to the Port Arthur refinery, free from improper workmanship and defects and deficiencies and in conformity with the construction contract, applicable law, permits and manufacturer's specifications and warranty requirements and (2) when complete, our coker project shall be free of all defects and deficiencies caused by errors and omissions in engineering and design or otherwise.

 Warranty Periods

  Foster Wheeler USA's obligations and liabilities with respect to its warranties under the construction contract extend for the following periods:

   Nature of Defect or Deficiency                   Period of Warranty
   ------------------------------                   ------------------
   Engineering and design errors and omissions and  One year after final
   defects and deficiencies in the structure and    completion
   foundations of our coker project

   A defect or deficiency arising or first          The earlier of (1) one year
   existing in                                      from discovery and (2) two
   the year following final completion and which    years after final completion
   would not have been revealed by a reasonable
   inspection at the end of such year

   All others                                       One year after final
                                                    completion

  If any machinery, equipment, materials or supplies are replaced during any warranty period, then the warranty period for such machinery, equipment, materials or supplies will be extended for one year after replacement. Similarly, if any errors, omissions or resulting defects and deficiencies in engineering design or otherwise are corrected during the last year of a warranty period, the warranty for the corrected work will be extended for one year after correction.

 Warranty Obligations

  During any warranty period Foster Wheeler USA, at its own expense and without any additional compensation, is obligated to (1) correct promptly any warranted work performed that is defective or not in conformance with applicable standards and (2) correct any defects and deficiencies caused by errors and omissions in engineering and design or otherwise as soon as reasonably possible after receipt of notice from us specifying such defects and deficiencies.

 Subcontractor Warranties

  Foster Wheeler USA must obtain guarantees and warranties from subcontractors on all machinery, equipment, services, materials, supplies and other items used and installed in connection with the construction contract. Such guarantees and warranties are to extend for a period of no less than twelve months from start-up or eighteen months after delivery, whichever occurs first. Upon expiration of its warranties or termination of the construction contract, Foster Wheeler USA is obligated to assign all Foster Wheeler USA's rights under subcontractor warranties to us.

Indemnities

  Foster Wheeler USA will indemnify us for damages relating to:

  . any personal injury or property damage arising before mechanical completion and in any way connected with the performance of the work without regard to whether our negligence or fault is a concurrent or contributory cause of such damage;

  . any breach of representation, warranty or covenant of Foster Wheeler USA;

  . any failure by Foster Wheeler USA to comply with any law or governmental regulation which causes damages to arise before mechanical completion;

  . any claimed or actual infringement of intellectual property rights arising in connection with Foster Wheeler USA's performance of the construction contract prior to mechanical completion;

  . any liabilities arising from hazardous waste brought or created on our coker project site after commencement its work at the site; and

  . any liens, claims and demands which arise in connection with work or materials performed or supplied by Foster Wheeler USA.

  We will indemnify Foster Wheeler USA for any liabilities arising from hazardous waste located at the coker project site on or prior to Foster Wheeler USA's commencement of work at the site or brought or created on the site after such commencement.

  We and Foster Wheeler USA will indemnify each other party against any damages relating to:

  . any personal injury or property damage arising after mechanical completion and in any way connected with the performance of the construction contract; and

  . any failure of the party to comply with any law or governmental regulation which causes the damages to arise after mechanical completion.

Insurance and Risk of Loss

  Risk of physical loss to the items of work performed by Foster Wheeler USA under the construction contract remains with Foster Wheeler USA until final completion is achieved. Until such time, Foster Wheeler

USA is responsible for obtaining and maintaining the following insurance coverage for our coker project in compliance with the more detailed requirements of the construction contract:

  . workers compensation;

  . automobile insurance;

  . commercial general liability;

  . excess liability insurance;

  . marine cargo insurance, including coverage for consequential loss;

  . all builders risk insurance;

  . delay in start-up insurance; and

  . pollution liability coverage for itself and its subcontractors.

  Foster Wheeler USA is also responsible for causing subcontractors who are engaged after the effective date of the construction contract to maintain insurance including, as applicable, workers compensation, automobile, equipment, marine, aircraft liability, commercial general liability and excess liability insurance coverages.

Excuse for Force Majeure or Delay Caused by Us

 Force Majeure

  Foster Wheeler USA or we may make a claim for excusable delay or failure to perform under the construction contract if any of the following events of force majeure occur, which events are beyond the reasonable control of the party making such claim and such party has given the other party ten days notice of its knowledge of such event:

  . acts of God, natural disasters or other extraordinary weather conditions;

  . acts of war, blockade, insurrection, riot, civil disturbance or similar occurrences or any exercise of the power of eminent domain or other similar taking by a public or private entity;

  . acts of governmental authorities, changes in law or a failure of the effectiveness of any necessary permit;

  . strikes, boycotts or lockouts, except those involving the employees of Foster Wheeler USA and which are not national or industry-wide;

  . a partial or entire delay or failure of utilities; and

  . failure of a subcontractor to furnish services or materials when caused by any of the above events of force majeure.

 Delay Caused by Us

  Foster Wheeler USA may also make a claim for relief if any of the following delays occur:

  . we suspend Foster Wheeler USA's performance as described below under "--
    Termination for Our Convenience and Right to Suspend Work";

  . a change in any of the documents related to our coker project or our senior debt obligations that materially and adversely affects Foster Wheeler USA; or

  . a failure by us or Purvin & Gertz to perform our respective obligations under the construction contract, unless such failure is due to Foster Wheeler USA's fault, negligence or failure to perform.

 Additional Relief

  Should an event of force majeure or delay caused by us occur, relief may also be provided in the form of a change order. Such change order may provide for:

  . an increase in the fixed contract amount;

  . an extension of the dates on which Foster Wheeler USA is required to pay damages or demonstrate achievement of mechanical completion, substantial reliability or final completion; or

  . a change in the value of Foster Wheeler USA's guarantees of design capacities, reliability or emissions and effluent limits.

 Limitation on Relief and Delay

  Any claim by Foster Wheeler USA for any extension of time will not be given unless the event of force majeure or delay that we caused adversely affects Foster Wheeler USA's critical path to completion of our coker project. Any excuse for performance will be of no greater scope and no longer duration than is reasonably required. The non-performing party is obligated to use reasonable efforts to mitigate or limit damages to the other party.

  An event of force majeure will not excuse Foster Wheeler USA from achieving final completion by the date that is 180 days after the guaranteed final completion date of December 2001, as such date may be extended by valid change orders. No single event of force majeure will excuse Foster Wheeler USA for delays exceeding 90 days.

Changes in Work

  We or Foster Wheeler USA may request additions, deletions or revisions to Foster Wheeler USA's responsibilities under the construction contract pursuant to valid change orders that conform to the provisions of the construction contract. We have broad discretion to make any change in Foster Wheeler USA's work under the construction contract by designating a change order at any time. If we initiate a change order, we may also request Foster Wheeler USA to make a proposal for completing the requested change. Foster Wheeler USA may not request change orders that adversely affect completion of our coker project or, to our detriment, change the fixed contract amount, the construction or payment schedule or any of Foster Wheeler USA's performance or completion guarantees. We have complete discretion to approve or reject any change order requested by Foster Wheeler USA. Purvin & Gertz must approve any change order in excess of $0.5 million and change orders, in the aggregate, in excess of $5 million. You should note that the common security agreement contains additional limitations on our ability to approve change orders.

Title and Risk of Loss

  Title to all drawings, specifications and other technical documents related to our coker project and produced by Foster Wheeler USA and its subcontractors and all work, materials and equipment performed or supplied under the construction contract passes to us when payment is made for such items. The risk of physical loss of such items, however, remains with Foster Wheeler USA until final completion is achieved.

Our Right to Terminate and Other Remedies

 Right to Terminate Construction Contract

  We have the right to terminate the construction contract or draw on the letter of credit described above under "--Contract Amount and Payment--Letters of Credit or other Payment Security" subject to specified notice requirements and cure periods, in specified cases, including if:

  . Foster Wheeler USA or Foster Wheeler Corporation becomes insolvent or bankrupt;

  . Foster Wheeler USA fails to make payments to subcontractors;

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  . Foster Wheeler USA persistently or materially disregards or violates applicable laws or permits;

  . Foster Wheeler USA fails to perform in accordance with the terms of the construction contract;

  . Foster Wheeler USA abandons or ceases for a period in excess of 30 days its performance of the construction contract;

  . Foster Wheeler USA fails to perform the construction contract in any way that prejudices the financing of the our coker project;

  . Foster Wheeler USA fails to achieve substantial reliability by September
    2001, as such date may be extended pursuant to valid changes orders, or by such later date as agreed to by Purvin & Gertz and the holders of our senior debt;

  . Foster Wheeler USA fails to pay to us any amount due by the date required for such payment;

  . Foster Wheeler USA fails to extend, renew or replace the letter of credit described above when and as required;

  . Foster Wheeler USA otherwise breaches any material provision of the construction contract;

  . the guarantee provided by Foster Wheeler Corporation is no longer in full force or effect;

  . Foster Wheeler USA fails to achieve mechanical completion by March 2001, as such date may be extended by valid change orders or extended for up to 60 days provided certain conditions are fulfilled, including compliance with the requirements of our common security agreement; or

  . Foster Wheeler USA fails to achieve final completion by December 2001, as such date may be extended by valid change orders.

 Right to Take Over Work

  If we choose to terminate the construction contract as provided above, we also have the right to take over and finish performance of Foster Wheeler USA's work under the construction contract.


Termination for Our Convenience and Right to Suspend Work

  We may terminate the construction contract for our convenience at any time upon written notice to Foster Wheeler USA. In such case, we will be obligated to pay:

  . Foster Wheeler USA's actual costs reasonably incurred in connection with performance of the construction contract as of the date of termination;

  . any other costs actually and directly incurred by Foster Wheeler USA in demobilizing, canceling subcontracts or withdrawing from our coker project site; and

  . the amount of any improper or excessive drawings under the letter of credit described above.

  We also have the right to order Foster Wheeler USA to suspend all or part of its performance of the construction contract for such period of time as we desire. In such case, Foster Wheeler USA may make a claim for a change order, but no such change order will be granted if its performance was or would have been suspended due to its own fault or if the suspension had no effect on Foster Wheeler USA's critical path to completion.

Contractor's Right to Terminate

  If we are in default in making any payment due Foster Wheeler USA, Foster Wheeler USA may, on 90 days notice to us and the holders of our senior debt, terminate the construction contract upon our senior debt holders' failure to cure such default. In addition, on 30 days notice, Foster Wheeler USA may suspend its performance until the payment default is cured.

  If Foster Wheeler USA terminates the construction contract, its exclusive remedy is payment of the costs described above under "--Termination for Our Convenience and Right to Suspend Work." In such case, we have the option to take over Foster Wheeler USA's performance as described above under "--Our Right to Terminate and Other Remedies--Right to Take Over Work."

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Governing Law and Dispute Resolution

  The construction contract is governed by the laws of the State of New York, except with respect to mechanic's liens, which are governed by the laws of the State of Texas.

  The construction contract provides a procedure for amicable resolution of disputes between Foster Wheeler USA and us, including claims of force majeure and delay caused by us. If such procedure is unsuccessful, the construction contract provides that claims involving less than $3 million will be decided by the Construction Industry Arbitration Rules of the American Arbitration Association and claims exceeding $3 million will be resolved in the Supreme Court of New York or the Federal District Court for the Southern District of New York.

Assignment of Construction Contract

  We may assign our interest and obligations under the construction contract to the holders of our senior debt without Foster Wheeler USA's consent. Foster Wheeler USA may not assign any portion of the construction contract without our prior written consent.

                         Services and Supply Agreement

  We and Clark Refining & Marketing entered into a services and supply agreement in August 1999, simultaneously with the issuance of the outstanding notes. Under the services and supply agreement Clark Refining & Marketing is obligated to provide us a number of services and supplies needed for completion of our coker project and operation of our heavy oil processing facility. Subject to the early termination rights of each party described below, this services and supply agreement will extend for a term of 30 years.

Obligations of Clark Refining & Marketing

  Except to the extent that our employees are to operate our new processing units and to the extent that we have entered into third party contracts for the supply of crude oil and hydrogen, Clark Refining & Marketing is obligated to operate, manage and maintain all components of our heavy oil processing facility and provide all necessary feedstocks and other materials in order to generate the quantity and quality specifications of products required under our product purchase agreement with them. Clark Refining & Marketing is to provide such services and supplies in a prudent and efficient manner in compliance with:

  . applicable laws and permits;

  . prudent industry practice;

  . requirements of applicable warranties and equipment manufacturers' recommended maintenance procedures;

  . the operating manuals, the maintenance and instruction and the mechanical catalogs to be prepared pursuant to our construction contract;

  . all other principal project documents; and

  . all documents related to the financing of our senior debt, including the notes.

 Construction Management

  Clark Refining & Marketing is managing the construction of our coker project and must cooperate with Purvin & Gertz, in its role as independent engineer, to ensure the construction of our coker project in accordance with our construction contract with Foster Wheeler USA. In this regard, Clark Refining & Marketing is obligated to fulfill all our obligations, and perform all our functions under the construction contract, other than our payment obligations.

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 Crude Oil Supply Management

  Clark Refining & Marketing will manage our crude oil purchases and the delivery of our crude oil to the Port Arthur refinery. In this regard, Clark Refining & Marketing is responsible for:

  . coordinating the scheduling and execution of deliveries of our crude oil to our heavy oil processing facility;

  . supplying us with any additional crude oil required for start-up and operation of our heavy oil processing facility prior to final completion of our coker project;

  . procuring contract(s) on our behalf for the supply of the light sour crude oil needed for processing our heavy sour crude oil;

  . procuring alternative supplies of other crude oil or feedstocks on our behalf if the full supply of Maya under our long term crude oil supply agreement becomes unavailable for any reason;

  . hiring tankers on our behalf and at our expense to ship our crude oil to the Port Arthur refinery and ensuring that before arrival, our crude oil will not be mixed with any of Clark Refining & Marketing's crude oil in such shipments; and

  . providing all necessary docking, pipeline, handling and storage services with respect to our crude oil or other feedstocks delivered to our heavy oil processing facility.

  To the extent that crude oil owned by Clark Refining & Marketing is delivered to the Port Arthur refinery by the same pipeline as our crude oil, title to the mixed oil will be allocated according to the respective volume of crude oil that we and Clark Refining & Marketing each purchase. In addition, Clark Refining & Marketing has agreed not to grant any liens on crude oil that it owns that is mixed with our crude oil at the Port Arthur refinery, other than the granting of purchase money security interests needed to secure purchases of their crude oil.

 Operation and Maintenance

  Leased Facilities. Clark Refining & Marketing will operate and maintain the processing units that we are leasing from them and will manage the processing of crude oil and other feedstreams by such processing units.

  Coker Project Facilities. Clark Refining & Marketing will supervise and train our operating employees as described below and will otherwise operate and maintain our new processing units and associated equipment and will manage the processing of feedstocks by such units.

  Other Refinery Facilities. Clark Refining & Marketing is also obligated to operate and maintain pipelines, interconnections and other Clark Refining & Marketing equipment at the Port Arthur refinery as needed for the efficient operation of our heavy oil processing facility and the production of products required under our product purchase agreement with them. Clark Refining & Marketing is also responsible for coordinating the scheduling and performance of all maintenance, including turnarounds and unscheduled unit shutdowns, at the Port Arthur refinery to ensure that our heavy oil processing facility will produce the products required under our product purchase agreement.

 Other Services and Supplies

  Clark Refining & Marketing is also responsible for providing all other services and supplies needed for operation of our heavy oil processing facility including, among others:

  . coordinating and managing the delivery of all final and intermediate products from our heavy oil processing facility in accordance with our product purchase agreement;

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  . scheduling and coordinating deliveries of hydrogen to our heavy oil processing facility pursuant to our hydrogen supply agreement with Air Products and otherwise performing our obligations other than our payment obligations and exercising our rights under such agreement;

  . supplying additional hydrogen and other feedstocks;

  . supervising and monitoring all our contracts with third parties, other than itself and other than agreements related to our debt obligations;

  . providing catalysts, chemicals and other consumable materials;

  . providing our requirements for electricity, steam, natural gas, fuel gas, water, compressed air and nitrogen;

  . providing waste management, waste water treatment and sulfur and coke transport services;

  . providing alternative sulfur recovery services if our sulfur plant is unable to process hydrogen sulfide produced by our heavy oil processing facility;

  . providing computer, radio, phone, analytical, security operations, engineering, human resources, accounting and emergency response services;

  . procuring, managing and storing all spare parts necessary for the operation of our heavy oil processing facility;

  . procuring and maintaining on our behalf a complete inventory of specified capital spares needed for our new processing units and ensuring that such spares are managed and stored in a manner that ensures that they are kept separate from spares owned by them and are identifiable as our property;

  . initiating, maintaining and supervising all environmental, health and safety precautions programs related to our heavy oil processing facility;

  . purchasing and maintaining required insurance on our behalf;

  . determining, procuring and maintaining in effect all licenses, permits and other governmental approvals; and

  . proposing an annual budget and an operating plan and providing quarterly reports regarding operations of our heavy oil processing facility.

Our Obligations

  We are responsible for employing a specified roster of operational employees to operate our new processing units and an accounting manager who, among other things, is responsible for administering our contracts with Clark Refining & Marketing, our payroll and payment of our senior debt obligations.

Compensation

 Leased Facilities

  We are obligated to compensate Clark Refining & Marketing for the services and supplies provided to us by them related to the processing units that we are leasing from them in the form of the operating fee described below under "-- Facility and Site Lease--Rent Payments--Operating Fee."

 Coker Project Facilities

  For each service and supply provided to us by Clark Refining & Marketing related to our new processing units, we are obligated to pay Clark Refining & Marketing specified monthly fees that, depending on the service or supply provided, are based on one of the following methods:

  . reimbursable costs incurred by Clark Refining & Marketing in providing such service or supply;

  . a flat fee intended to approximate the actual cost to Clark Refining &
    Marketing of providing such service, which is subject to adjustment for inflation;

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  . metered usage of such service multiplied by a formula intended to approximate a fair market price for providing such service; or

  . a percentage allocation of the cost to Clark Refining & Marketing for providing such service for the entire Port Arthur refinery which is intended to approximate the actual usage of such service by our new processing units.

 Alternative Pricing

  The pricing of fees for the services and supplies to be provided by Clark Refining & Marketing may be adjusted during the term of the services and supply agreement under the following three scenarios.

  Change in Applicable Law. If a change in applicable law requires Clark Refining & Marketing to make capital expenditures or change its operating procedures and directly results in an increase in the costs to Clark Refining & Marketing of providing any service or supply to us, we will meet and negotiate an equitable adjustment to the pricing of such service or supply. Any such adjustments, however, may not have a material adverse effect on our ability to pay our senior debt obligations when they become due or payable and will not become effective until approved by Purvin & Gertz in its role as independent engineer.

  Change in Actual Costs. If either we or Clark Refining & Marketing determine that the price for any service or supply does not reflect accurately the actual cost of providing such service or supply, then we will meet to negotiate an equitable adjustment to the pricing of such service or supply. Any such adjustments, however, may not have a material adverse effect on our ability to pay our senior debt obligations when they become due or payable and will not become effective until approved by Purvin & Gertz in its role as independent engineer.

  Expansion of Refinery Operations. To the extent that any expansion of operations of Clark Refining & Marketing at the Port Arthur refinery causes an increase in the pricing of utilities or waste management services to be provided to us, Clark Refining & Marketing is obligated to reduce the amount payable by us for such service so that it conforms to the pricing that would have been in effect if such expansion had not occurred.

Processing of Feedstocks Owned by Clark Refining & Marketing

 Construction Period

  Prior to start-up and testing of our new processing units under our construction contract with Foster Wheeler USA, Clark Refining & Marketing has a right of first refusal which, if exercised, would require us to process crude oil owned by Clark Refining & Marketing. Clark Refining & Marketing may exercise these processing rights so long as it pays for all related operating expenses and processing does not interfere with the performance of the upgrades and improvements to such leased units, the construction of our coker project or the achievement of the performance guarantees of Foster Wheeler USA related to our coker project and will not adversely affect the reliability or the useful life of the processing units we are leasing from Clark Refining & Marketing. We are being compensated for granting these processing rights in the form of a reduction in the amount of rent that otherwise would have been payable under our facility and site lease.

 Start-up Period

  During start-up and performance testing of our coker project, Clark Refining & Marketing will not have any right to require us to process crude oil owned by Clark Refining & Marketing through our heavy oil processing facility.

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 Post-Completion Period

  Ancillary Equipment. After our coker project is finally complete, Clark Refining & Marketing will have a right of first refusal each calendar quarter. This right of first refusal, if exercised, would require us to process crude oil owned by Clark Refining & Marketing each day in an amount up to the portion of the actual capacity of the units in excess of either (1) the quantity of Maya available to us under the long term crude oil supply agreement on such day and the light sour crude oil necessary to process such Maya or (2) if P.M.I. Comercio Internacional has curtailed the amount of Maya available to us under our long term crude oil supply agreement, the amount of crude oil sufficient to operate our new coker unit at 80% of its actual capacity on such day. Clark Refining & Marketing will compensate us in the form of a processing fee based on the number of barrels of Clark Refining & Marketing-owned crude oil processed by us each day. The formula for calculating this fee is intended to approximate the fixed and variable costs of processing such Clark Refining & Marketing-owned crude oil through our leased units. If Clark Refining & Marketing does not exercise this right, we may sell our excess capacity to an alternative purchaser and Clark Refining & Marketing is obligated to provide such third party the services and supplies necessary to utilize such capacity.

  Coker. Clark Refining & Marketing will also have a right of first refusal each calendar quarter which, if exercised, would require us to process feedstocks owned by it each day in an amount up to the excess of the volume necessary to process the vacuum tower bottoms produced by the processing of our crude oil through our leased units each day. We may process these feedstocks through our delayed coking unit or, at our option, through any other appropriate equipment to which we may have access. Clark Refining & Marketing will compensate us in the form of a processing fee based on the number of barrels of Clark Refining & Marketing-owned crude oil processed by us each day. The formula for calculating this fee is intended to approximate the fixed and variable costs of processing such Clark Refining & Marketing-owned crude oil through our new delayed coking unit. If Clark Refining & Marketing does not exercise this right, we may sell such capacity to an alternative purchaser and Clark Refining & Marketing is obligated to provide such third party the services and supplies necessary to utilize such capacity.

  Hydrocracker. Clark Refining & Marketing will also have a right of first refusal each calendar quarter which, if exercised, would require us to process feedstocks owned by it each day in an amount up to the portion of the actual capacity of our new vacuum gas oil hydrocracker needed to process gas oil each day that exceeds the capacity necessary to process the gas oil produced by the processing of our vacuum tower bottoms through our new delayed coking unit each day. Clark Refining & Marketing will compensate us in the form of a processing fee based on the number of barrels of Clark Refining & Marketing-owned crude oil processed by us each day. The formula for calculating this fee is intended to approximate the fixed and variable costs of processing such Clark Refining & Marketing-owned crude oil through our new hydrocracker. If Clark Refining & Marketing does not exercise this right, we may sell such capacity, or portion of such capacity, to an alternative purchaser or direct Clark Refining & Marketing to ensure that such capacity, or portion of such capacity, is used to process gas oils produced by processing our crude oil through our leased units. In either case, Clark Refining & Marketing is obligated to provide us and/or such third party the services and supplies necessary to utilize such capacity.

Permitted Operational Adjustments

 General Modifications

  Clark Refining & Marketing may modify the operations of our heavy oil processing facility at its discretion as long as the modification does not:

  . impede production of the quantity and quality specifications of products to be provided pursuant to our product purchase agreement with them;

  . cause an increase in our reimbursable costs that are payable under the services and supply agreement which is not offset by a corresponding increase in amounts payable to us pursuant to the product purchase agreement;

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  . adversely affect the reliability or the useful life of the processing units comprising our heavy oil processing facility; or

  . have a material adverse effect on our operations, the heavy oil processing facility, or the Port Arthur refinery, including a material adverse effect on our ability to pay or prepay our senior debt obligations in accordance with the base case financial model included in the Independent Engineer's Report annexed hereto as Annex B.

 Capacity Swaps

  If Clark Refining & Marketing meets specified criteria and determines, in its reasonable business judgment and in conformity with prudent industry practices, that it is economically and technically prudent to process our feedstocks through another Clark Refining & Marketing processing unit at the Port Arthur refinery having substantially the same processing capabilities as a unit within our heavy oil processing facility, Clark Refining & Marketing may substitute the processing capacity of such unit with Clark Refining & Marketing's unit at our expense.

 Alternative Feedstocks

  To the extent that operational difficulties involving our leased units cause their actual capacity to be less than their design capacity, Clark Refining & Marketing must use commercially reasonable efforts to procure alternative feedstocks on our and their behalf to (1) operate the other processing units comprising the heavy oil processing facility at their actual capacities and
(2) to preserve the relative processing capacities as between us and Clark Refining & Marketing as would exist if such processing units were operating at their design capacities. In such event, we will reimburse Clark Refining & Marketing for all reasonable expenses and expenditures they incur in procuring such alternative feedstocks on our behalf.

Title to Product Streams

  Title to product streams from our heavy oil processing facility will be determined on a pro rata basis in proportion to the relative volume of our, Clark Refining & Marketing's or another third party's crude oil or other feedstocks processed through our heavy oil processing facility based on specified formulas.

Defaults, Termination and Other Remedies

 Clark Refining & Marketing Defaults

  The following constitute defaults by Clark Refining & Marketing:

  . failure to pay us any amount in excess of $250,000 when due that continues uncured for five days;

  . failure to perform substantially any material obligation that remains uncured for 30 days;

  . commencement of insolvency, receivership, reorganization or bankruptcy proceedings by or against Clark Refining & Marketing, that are not dismissed within 60 days;

  . any material representation or warranty made by Clark Refining &
    Marketing is proven incorrect as of the time made or deemed made that remains uncured for 60 days;

  . failure to perform substantially any material obligation under either of our leases with Clark Refining & Marketing that remains uncured for 30 days; or

  . default by Clark Refining & Marketing under the product purchase agreement.

  Subject to any additional requirements of our senior debt documents and specified cure periods, we may terminate the services and supply agreement upon a Clark Refining & Marketing default or exercise any other remedies available to us at law or in equity.


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 Our Defaults

  Our failure to pay any amount due under the services and supply agreement in excess of $250,000 that remains uncured for a period of 5 days constitutes a default by us under the services and supply agreement. If we default under the services and supply agreement, Clark Refining & Marketing may terminate the agreement after first giving us and our financing parties 90 days notice and the opportunity to cure such default.

 Specific Performance

  The parties have acknowledged that monetary damages may be an inadequate remedy for a breach of any of the provisions of the services and supply agreement. In such case the parties will be entitled to specific performance of the breaching party's obligations and in any action for specific performance the parties will waive the defense that a remedy at law would be adequate.

 Termination Option

  We or Clark Refining & Marketing may terminate the services and supply agreement if final completion of our coker project and completion of the improvements and upgrades to our leased units does not occur by March 2002.

Force Majeure

  If an event of force majeure causes a material adverse effect on a party's ability to carry out its obligations under the services and supply agreement, other than the obligation to pay money, such party is obligated to give prompt notice to the other party. In such case, these obligations so far as they are affected by such event of force majeure will be suspended during but not longer than the continuance of such event of force majeure and such further period thereafter as shall be reasonable in the circumstances.

  An event of force majeure is any event or circumstance if (1) such event or circumstance is beyond the reasonable control of the affected party and (2) such event or circumstance is not the direct or indirect result of a party's negligence or the failure of such party to perform any of its obligations under the services and supply agreement, including, among others:

  . any interruption or cessation in delivery of crude oil or other feedstocks to the Port Arthur refinery;

  . acts of God, earthquake, fire, explosion, tornado, hurricane, or other extraordinary weather conditions more severe than those experienced at any time in the last 30 years for the geographic area of the Port Arthur refinery;

  .  acts of a public enemy, war, blockade, insurrection or riot;

  . laws, rules, regulations, orders, judgments or other acts of any foreign, federal, state or local court, administrative agency, governmental body or authority;

  . strikes, boycotts or lockouts, except any such strike, boycott or lockout that is not national or industry-wide that involves the employees of Clark Refining & Marketing; and

  . a partial or entire interruption or other failure of (1) the supply of electricity, water, wastewater treatment, steam, hydrogen or other utilities to the refinery or any part thereof, or (2) pipeline service, ship or barge service, dock access or usage or other transportation facilities.

End of Term Obligations

  Following termination of the services and supply agreement, Clark Refining & Marketing is obligated to:

  . cooperate with us so that we are able to continue operating our new processing units, reclaim goods, equipment and materials, and accomplish the smooth transition of operations of such units from Clark Refining & Marketing to us or to a new manager that we engage;

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  .  execute all documents and take all reasonable steps that we request needed to assign to and vest in us all rights, benefits, interest and title in connection with any contracts or obligations that Clark Refining & Marketing may have undertaken with third parties in connection with the services and supply agreement;

  .  deliver to us all materials and documents that are our property; and

  . cooperate with us to effect the transfer to us of any permits held by Clark Refining & Marketing and required for our continuing operation of the heavy oil processing facility.

Miscellaneous Provisions

 Subcontractors

  Clark Refining & Marketing has the right to subcontract any portion of the services and supplies it is to provide us. Clark Refining & Marketing, however, will remain primarily responsible for all of its obligations under the services and supply agreement and we will not be deemed by virtue of any Clark Refining & Marketing subcontract to have any contractual relationship or obligation to any Clark Refining & Marketing subcontractors.

 Dispute Resolution; Governing Law

  If any dispute arises regarding the services and supply agreement, our senior executives and those of Clark Refining & Marketing are obligated to meet to resolve the conflict. If we cannot resolve such conflict within specified time periods, either party may initiate an arbitration proceeding. Such arbitration will be governed by rules of the American Arbitration Association and the arbitration will be in New York. The services and supply agreement is governed by the laws of the State of New York.

 Assignments

  Clark Refining & Marketing may not assign its rights under the services and supply agreement without our prior written consent and the consent of the holders of our senior debt. We may assign our rights to our senior debt holders as collateral security for our senior debt obligations, but otherwise we may not assign our rights under the services and supply agreement without Clark Refining & Marketing's consent and the consent of our senior debt holders. The assignment of our rights under the services and supply agreement with respect to specified regulated utilities to any person will not be effective unless our rights under the facility and site lease and the ground lease are also assigned to such person.

                          Product Purchase Agreement

  We and Clark Refining & Marketing entered into a product purchase agreement in August 1999, simultaneously with the issuance of the outstanding notes. Under this agreement Clark Refining & Marketing has an absolute and unconditional obligation to accept and actually take delivery of all intermediate and final products of our heavy oil processing facility that we tender for delivery and to pay us for such products in accordance with specified pricing formulas, subject to Clark Refining & Marketing's right as our customer to determine the quality and quantity of products it purchases from us provided that such request meets the minimum requirements described below under "Required Product Mix". As a result, under specified circumstances described below under "Required Product Mix," Clark Refining & Marketing is only required to purchase products of our heavy oil processing facility which result from the processing of the volume of Maya available to us under the long term crude oil supply agreement. Subject to the early termination rights of each party described below, the product purchase agreement will extend for a term of 30 years.

Required Product Mix

  Unless Clark Refining & Marketing otherwise requests, we are obligated to use commercially reasonable efforts to meet specified target quantity and quality specifications of products to be delivered to Clark Refining & Marketing. We will, however, have no liability for failing to deliver such target specifications of products.

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  Clark Refining & Marketing, as our customer under the product purchase agreement, may request that we alter the quality and quantity of products produced by our heavy oil processing facility. In this case, we are obligated to use commercially reasonable efforts to meet the requested product specifications. These adjustments to the product mix produced by our heavy oil processing facility, however, are subject to the following conditions:

  . in a given calendar month, such adjustments may not cause our leased equipment to process less than the volume of Maya available to us under the long term crude oil supply agreement or, if the availability of such Maya has been curtailed, less than the amount of crude oil or other feedstocks sufficient to utilize 80% of the actual capacity of our leased units;

  . in a given calendar month, such adjustments may not cause our new delayed coker to process less than all the vacuum tower bottoms produced by processing our crude oil through our leased units;

  . such adjustments will, in Clark Refining & Marketing's reasonable good faith judgment, maximize the profitability at the Port Arthur refinery as a whole and be mutually beneficial to Clark Refining & Marketing and us;

  . Clark Refining & Marketing will supply us with the necessary feedstocks under the services and supply Agreement and make any needed operational and other adjustments under such agreement to fulfill such request;

  . such adjustments will not materially increase our net reimbursable costs payable under the services and supply agreement and not adversely affect the reliability, useful life of, or have a material adverse effect on the physical condition of our heavy oil processing facility; and

  . it is feasible for our heavy oil processing facility to produce the quantity and quality of products requested.

Product Prices

   Our heavy oil processing facility will produce a variety of products, some of which are readily saleable on the open market, including finished refined products such as petroleum coke, sulfur, kerosene, or other finished refined products, and some of which are intermediate refined products, including products such as gas oils, unfinished naphthas, unfinished jet fuel and other intermediate refined products. Clark Refining & Marketing will be purchasing these products from us for immediate resale, in the case of finished refined products, or for further processing into higher-valued products in the case of intermediate refined products. Clark Refining & Marketing may sell excess intermediate refined products if their supply of these products exceeds their needs because of refinery unit shutdowns or temporary reduced capacity.

   The product purchase agreement includes pricing formulas for each of the 42 products expected to be produced by our heavy oil processing facility. These formulas are intended to reflect fair market pricing of these products and will be used to determine the amounts payable to us by Clark Refining & Marketing. Many of the intermediate refined products do not have a widely quoted market price. As a result, formulas for these products are based on widely quoted product prices of other refined products from sources such as Platt's Oilgram Price Report, Oil Pricing Information Service or Dynergy or as calculated based on the weighted average of delivered cost of natural gas delivered to Clark Refining & Marketing. To the extent, however, that any of our products are purchased by Clark Refining & Marketing and immediately resold to a non-affiliated third party, the price payable to us by Clark Refining & Marketing for such product will be the purchase price received by Clark Refining & Marketing from such third party, whether higher or lower than the formula price, less a specified marketing fee. While market prices for these commodities fluctuate throughout each day and the pricing formulas are based on average daily prices, the Company expects that the price received from any third party purchaser of these products would be substantially the same as that received from Clark Refining & Marketing. Purvin & Gertz has reviewed these formulas and found that the pricing reflects arms-length

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mechanisms and market-based prices and contain fair market terms. The marketing fee is intended to be consistent with a fair market fee that would be charged by an unaffiliated third party. The cost of marketing these products outside of this product purchase agreement would be incurred whether we sold the products directly or paid Clark Refining & Marketing or another third party to do so on our behalf. We will invoice Clark Refining & Marketing every three calendar days and Clark Refining & Marketing will be obligated to pay invoices within five calendar days of receipt.

Price Adjustments for Non-Specification Products

  If a material amount of any product produced our the heavy oil processing facility fails to meet the target specifications used to develop the pricing formulas for the product and the failure to meet specifications has a material adverse affect on the fair market value of such product or any finished product derived from such product, then we will meet with Clark Refining & Marketing to negotiate a good faith and equitable adjustment to payments due us. Any such adjustment, however, will be conditioned on the following:

  . that the failure to meet specifications was not caused by a failure of Clark Refining & Marketing to operate our heavy oil processing facility in accordance with its obligations under the services and supply agreement;

  . the non-specification product was not requested by Clark Refining &
    Marketing; and

  . the adjustment will be effective until Purvin & Gertz, as independent engineer, issues a certificate approving the reasonableness of such adjustment.

  If a failure to meet product specifications is due to a design or construction defect of the coker project and the failure is expected to continue, we will meet with Clark Refining & Marketing to negotiate adjustments to the applicable formulas in good faith. Such adjustments, however, will not be effective until Purvin & Gertz, as independent engineer, issues a certificate approving the reasonableness of such adjustment.

Defaults, Termination and Other Remedies

 Clark Refining & Marketing Defaults

  The following constitute defaults by Clark Refining & Marketing:

  . failure to pay us any amount in excess of $250,000 when due that continues uncured for five days;

  . failure to perform substantially any material obligation that remains uncured for 30 days;

  . commencement of insolvency, receivership, reorganization or bankruptcy proceedings by or against Clark Refining & Marketing that are not dismissed within 60 days;

  . any material representation or warranty made by Clark Refining &
    Marketing is proven incorrect as of the time made or deemed made that remains uncured for 60 days;

  . failure to perform substantially any material obligation under either of our leases with Clark Refining & Marketing that remains uncured for 30 days; or

  . default by Clark Refining & Marketing under the services and supply agreement.

  Subject to the consent of our senior debt holders, we may terminate the product purchase agreement upon a Clark Refining & Marketing default or exercise any other remedies available to us at law or in equity.

 Our Defaults

  Our material failure to deliver products substantially as required under the product purchase agreement for a period of 60 days constitutes a default under the product purchase agreement. If a default occurs, Clark Refining & Marketing may terminate the agreement after first giving us and our senior debt holders 90 days notice and opportunity to cure the default.

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 Specific Performance

  The parties have acknowledged that monetary damages may be an inadequate remedy for a breach of any of the provisions of the product purchase agreement and that in such case the parties will be entitled to specific performance of the breaching party's obligations. The parties have agreed that in any action for specific performance will waive the defense that a remedy at law would be adequate.

 Termination Option

  We or Clark Refining & Marketing may terminate the product purchase agreement if final completion of our coker project does not occur by March 2002.

Force Majeure

  If an event of force majeure causes a material adverse effect on a party's ability to carry out its obligations under the product purchase agreement, other than the obligation to pay money that party is obligated to give to the other party prompt notice. In such case the party's obligations so far as they are affected by such event of force majeure will be suspended during but not longer than the continuance of such event of force majeure and such further period thereafter as shall be reasonable in the circumstances. For the purposes of the product purchase agreement, an event of force majeure will have the same meaning as it is used in the services and supply agreement and described under the caption "--Services and Supply Agreement--Force Majeure" above.

Miscellaneous Provisions

 Dispute Resolution; Governing Law

  If any dispute arises regarding the product purchase agreement, our senior executives and those of Clark Refining & Marketing are obligated to meet to resolve the conflict. If we cannot resolve the conflict within specified time periods, either party may initiate an arbitration proceeding. The arbitration will be governed by the rules of the American Arbitration Association and the arbitration will be in New York. The product purchase agreement is governed by the laws of the State of New York.

 Assignments

  Clark Refining & Marketing may not assign its rights under the product purchase agreement without our prior written consent and the consent of the holders of our senior debt. We may assign our rights to our senior debt holders as collateral security for our senior debt obligations, but otherwise we may not assign our rights under the product purchase agreement without Clark Refining & Marketing's consent and the consent of our senior debt holders.

                            Facility and Site Lease

  We and Clark Refining & Marketing entered into a facility and site lease in August 1999, simultaneously with the issuance of the outstanding notes. Under this lease, we are leasing Clark Refining & Marketing's crude unit and vacuum tower, two of its distillate hydrotreaters and its naphtha hydrotreater. These units are located at the Port Arthur refinery. The initial term of this lease is 30 years. We may renew the lease for five additional five-year terms.

Easement

  Clark Refining & Marketing has also granted us a nonexclusive blanket easement over and under the remaining Port Arthur refinery property necessary to own, construct and operate our coker project and to maintain and operate the units leased to us.

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Ancillary Equipment Upgrade

 Construction Obligations

  Clark Refining & Marketing is obligated under the facility and site lease to construct and substantially complete, specified improvements and upgrades to the processing units we are leasing before October 2000, at its cost and expense. If Clark Refining & Marketing fails to complete such improvements and upgrades on time, we may engage our own contractor to complete the work at Clark Refining & Marketing's expense.

 Assignment of Construction Contract

  As security for its obligation to perform these improvements and upgrades, Clark Refining & Marketing has collaterally assigned to us all its right, title and interest in and to any and all construction, design, engineering or procurement contracts that it enters into for purpose of completing such improvements.

Rent Payments

  In the opinion of Purvin & Gertz, the following rent payments represent fair market rental payments for the facility and site lease term.

 Base Rent

  After start-up of our coker project, we will begin making ongoing quarterly rent payments to Clark Refining & Marketing equal to approximately $8 million, or a smaller pro-rated amount in the first quarter when the payments are due. This rent amount will be adjusted over time in proportion to changes in the producer price index published by the U.S. Department of Labor.

 Operating Fee

  As additional rent, we will pay Clark Refining & Marketing an operating fee each month after start-up of our coker project for the services and supplies provided to us by Clark Refining & Marketing under the services and supply agreement and related to the on-going operation of our leased units. Such operating fee is based on the number of barrels of crude oil and other feedstocks processed through our leased units and is intended to approximate the fixed and variable costs to Clark Refining & Marketing of providing services and supplies for such leased units.

  This operating fee may be adjusted if Clark Refining & Marketing incurs increased costs for purchases of catalysts or other consumable materials or other expenses related to its operation of our leased equipment which are intended to increase our net revenues. In such circumstances, we and Clark Refining & Marketing are to negotiate in good faith an equitable adjustment to the calculation of the operating fee to reflect the increased costs. Any such adjustment may not have a material adverse effect on our ability to operate in accordance with the base case financial model and will not become effective until approved by the independent engineer.

Governing Law

  The facility and site lease is governed by the laws of the State of Texas.

                                  Ground Lease

  Simultaneously with the issuance of the outstanding notes in August 1999, we entered into a ground lease with Clark Refining & Marketing. Under this lease, we are leasing from Clark Refining & Marketing the sites within the Port Arthur refinery on which our new processing units will be located. The initial term of the ground lease is 30 years. We may renew the ground lease for five additional five-year terms.

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Easements

 Blanket Easement

  Clark Refining & Marketing has granted us a nonexclusive easement over and under the remaining Port Arthur refinery property as necessary to own, construct and operate our coker project and maintain and operate the units leased to us.

 Dock Easement

  Clark Refining & Marketing has also granted us a nonexclusive easement over the docks owned by Clark Refining & Marketing located adjacent to the Port Arthur refinery for the unloading of cargoes of crude oil and other feedstocks, loading of products of our new processing units, and the construction and maintenance of pipes, pumps, valves, gauges and other equipment in connection with the loading and unloading.

 Oil Transportation Rights

  Clark Refining & Marketing has also granted us a nonexclusive easement over and under pipelines and oil handling facilities needed for the transportation of crude oil to the Port Arthur refinery from the docking facilities of Sun Pipe Line Company in Nederland, Texas.

License to use Additional Facilities

  Clark Refining & Marketing also granted us a license to use additional facilities located on the easements that it granted us and that are necessary for the ongoing operation of our new processing units. These facilities include, among others, the following locations at the refinery:

  . the saturated gas plant;

  . an amine treating unit and sour water stripper;

  . the wastewater treatment plant;

  . specified boiler houses, pump houses, power stations and cooling towers;

  . specified storage tanks;

  . the lye plant;

  . specified crude oil pipelines;

  . the hydrogen gathering, gas, steam and electrical systems;

  . the flare and control systems; and

  . maintenance, storehouse, rail and lab facilities.

Rent Payments

  Upon the issuance of the outstanding notes, we paid Clark Refining & Marketing $25,000 as a full prepayment of rent for the initial 30 year term of the ground lease. In the opinion of Purvin & Gertz, this is an arm's length rental payment for the initial term of the ground lease. Rental payments for any renewal terms for this lease will be determined in accordance with a fair market rental valuation procedure described in detail in the lease.

End of Term

  At the end of the term of the ground lease, we have the option of abandoning our units in place or dismantling and removing them, provided we repair any damage to the land done by our dismantling and removal of the units.

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Governing Law

  The ground lease is governed by the laws of the State of Texas.

                           Hydrogen Supply Agreement

General

  We have entered into a hydrogen supply agreement with Air Products and Chemicals, Inc. Under the hydrogen supply agreement, Air Products will supply us the hydrogen produced at the new hydrogen supply plant at the Port Arthur refinery.

Construction of the Facility

  Air Products is obligated to design and construct the hydrogen supply plant according to agreed upon milestones and specifications. We and the independent engineer have the right upon reasonable written notice to Air Products to inspect the ongoing construction of the hydrogen supply plant.

Term

  The initial term of the hydrogen supply agreement will commence on the date the hydrogen supply plant is installed and "ready for commercial operation," and will continue for 246 consecutive months. However, if we begin taking hydrogen between October 2000 and December 2000, the initial term will be reduced by six days for each day after October 2000 but before December 2000 that we have begun taking hydrogen. Thereafter, the hydrogen supply agreement will remain in force from year to year unless terminated in accordance with the hydrogen supply agreement.

Liquidated Damages for Delay in Construction

  If Air Products' hydrogen supply plant fails to be ready for commercial operation on or before December 2000, then for each day of delay beyond December 2000 due to Air Product's acts or omissions, Air Products will pay us liquidated damages of $19,250 for each day of delay up to $1.2 million. If we are unable to take the hydrogen on or before December 2000 due to our acts or omissions, we will pay Air Products liquidated damages of $38,500 for each day of delay up to approximately $1.2 million.

Delivery of Hydrogen

  Hydrogen meeting required specifications will be delivered by Air Products to us at a specified location at the heavy oil processing facility. Title and risk of loss with respect to hydrogen will pass from Air Products to us at that delivery point.

Quantities and Pricing of Hydrogen

  Air Products will supply and we will purchase all of our requirements for hydrogen for use by us at the Port Arthur refinery in excess of the amount of hydrogen produced internally at the Port Arthur refinery up to a maximum quantity of 80 million standard cubic feet per day at the price of $1.278 per thousand standard cubic feet. This price is subject to adjustment according to a formula based on inflation indices. In the event we have requirements for hydrogen in excess of this maximum daily amount, we may purchase such additional hydrogen at the price of $1.585 per thousand standard cubic feet. In the event we wish to increase the maximum daily amount, we and Air Products will negotiate in good faith the price, terms and conditions for such increase. Air Products has the right to supply any hydrogen required by us above this maximum daily amount by matching the terms and conditions obtained by us for such additional hydrogen requirements from a bona fide third party supplier.

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  We will pay Air Products for a minimum quantity of hydrogen equal to 5,018.7 million standard cubic feet per calendar quarter, regardless of the quantity of hydrogen actually taken by us, except for periods of scheduled maintenance activities of up to 28 days every two years. In the event the maximum daily amount is increased for any reason, this minimum quantity of hydrogen will be increased on a proportional basis. Furthermore, Air Products may charge us a non-consumption charge for shortfalls in our hydrogen purchase activity.

  We will also pay Air Products a monthly base facility charge of $81,839. This price is subject to adjustment pursuant to a formula based on inflation indices.

  In the event the hydrogen supply plant is not operating or its production is curtailed, Air Products will supply us with our requirements for hydrogen up to the maximum daily amount, provided hydrogen is available for delivery as reasonably determined by Air Products from the pipeline network owned and operated by Air Products or its affiliates. The price for this hydrogen will be $1.585 per thousand standard cubic feet. These prices are subject to adjustment pursuant to a formula based on inflation indices.

Performance Guarantee

  Air Products guarantees that it will produce and deliver hydrogen requested by us with a minimum on-stream factor of 98%. "On-stream factor" means the ratio of total hours in the year during which hydrogen meeting the specifications was or could have been supplied by Air Products but for the occurrence of events of force majeure or scheduled maintenance outages by Air Products to total number of hours during that year. For each hour that the on-stream factor is greater than 98%, a bonus in the amount of $5,200 per hour will be paid by us to Air Products, and for each hour that the on-stream factor is less than 98%, Air Products will pay us liquidated damages in the amount of $5,200 per hour. The maximum amount of the bonus will be $900,000 per year and the maximum amount of the liquidated damages will be $1.8 million per year.

  Air Products is also guaranteeing the performance of specified hydrogen compressors which are part of the hydrogen supply plant up to specified performance specifications.

Governmental Requirements

  If, in Air Products judgment, the facilities producing hydrogen for delivery to us must be modified or tests, studies or any other action must be undertaken with respect to such facilities to comply with any anticipated, proposed or final regulation, law or other governmental requirement, Air Products or the hydrogen supply plant owner must take such action following (1) in the case of a final governmental requirement, consultation with us concerning the anticipated costs and expenses to confirm that there is not a more cost effective manner to comply with such final governmental requirement or (2) in the case of an anticipated or proposed governmental requirement, our consent, which consent will not be unreasonably withheld. Air Products must also have given us prompt notice of its knowledge of any proposed governmental requirement. The costs and expenses of such modifications, tests or other action, including both fixed and variable costs, additional operating costs, applicable overheads, general and administrative expenses, financing charges and a reasonable fee, all in accordance with Air Products's normal accounting practices, will be promptly reimbursed to Air Products by us as such costs and expenses are incurred.

 Contaminants

  It is understood and contemplated by the parties that the hydrogen supply plant is designed to use utilities and air containing only normal contaminants and, therefore, if contaminants in the utilities or air, or changes in the construction or operation of facilities in or about the Port Arthur refinery, justify the relocation, repair, modification or removal of any equipment comprising the hydrogen supply plant or the installation of additional equipment, Air Products will notify us. In such case, at our election, Air Products will either (1) make the relocation, repair, modification, or removal or (2) install the additional equipment. We will reimburse Air Products for any extra costs incurred and a reasonable fee all in accordance with Air Products's normal accounting practices as such costs are incurred.

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 Licensing, Permits and Approvals

  Each party will obtain, in a timely fashion, and maintain in effect, including all renewals and updates thereof, any and all professional licenses, permits or other government approvals necessary to perform its obligations and any activities related to the hydrogen supply supply agreement, including, without limitation, air emissions permits from the Texas Natural Resource Conservation Commission.

 Compliance with Law and Prudent Industry Standards

  Each party will perform its obligations and any activities related to the hydrogen supply agreement in compliance with all applicable laws and permits and in accordance with prudent industry standards, will not undertake any act or omission which will cause the other party to fail to comply with applicable laws and permits and will be in accordance with prudent industry standards. Neither party will undertake any act or omission which would cause or be likely to cause it or the other party to be subject to regulation as an "electric utility," "electric corporation," "electrical company," "public utility," "retail electric utility" or a "public utility holding company," as such terms may be revised from time to time, under any applicable laws.

Taxes

  Air Products will bear and pay all federal, state, and local taxes based upon or measured by its net income, and all franchise taxes based upon its existence or its general right to transact business. The prices stated in the hydrogen supply agreement do not include any taxes, charges, or fees other than as stated in the prior sentence. Any other taxes imposed on the hydrogen supply plant, the hydrogen supply plant site, the inventory, or upon the operation or maintenance of the hydrogen supply plant, or upon or measured by the production, manufacture, storage, sale, transportation, delivery, use or consumption of hydrogen, such taxes, charges, or fees will be paid directly by us.

Force Majeure

  Neither party will be considered to have defaulted in the performance of its obligations or to be liable in damages for failure or delay in performance which is due to force majeure, other than the obligation to pay money, provided that the excuse of performance will be of no greater scope and no longer duration than is reasonably required because of the force majeure. For purposes of the hydrogen supply agreement, "force majeure" will include any act or event that prevents or delays the performance by either party of its obligations under the hydrogen supply agreement if and to the extent:

  . that act or event is beyond such party's reasonable control and not the result of such party's fault or negligence;

  . that party has been unable to overcome the consequences of such act or event by the exercise of reasonable commercial efforts, which may include the reasonable expenditure of funds; and

  . that party has given the other party notice within 10 days of the party's knowledge of the act or event giving rise to the force majeure.

  Subject to the satisfaction of the foregoing conditions, force majeure will include, but not be limited to, the following acts or events, or any similar and equally serious acts or events which prevent or delay the performance by a party of its obligations under the hydrogen supply agreement:

  . acts of God, fires, explosions, vapor releases, natural disasters, floods, perils of the sea, lightning or wind;

  . acts of the public enemy, wars, sabotage, insurrections, riots, strikes, boycotts or lockouts, vandalism, blockages or accidents or failure of equipment or machinery, except any strike, boycott or lockout that involves Air Products' or our employees and is not national or industry-wide or is not caused by the other party's employees;

  . acts by Air Products, in the case of us, or acts by us or Clark Refining
    & Marketing, in the case of Air Products;

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  . a determination that such party is subject to regulation as an electric utility under applicable law regardless of whether delivery of power is prevented, ability to obtain or maintain any easement, rights-of-way, permit or license, actions of a court or public authority;

  . labor disputes, boycotts; and

  . allocation or failure of normal sources of supply of materials, transportation, energy or utilities or other causes of a similar or dissimilar nature.

  Under no circumstances will inability to pay monies or other economic difficulty be construed to constitute force majeure, frustration or impossibility of performance.

  The affected party will promptly give notice to the other party and use all reasonable efforts to remedy its inability to perform. Neither party, however, will be required to bring to an end any strike or other concerted act of workers.

Warranty

  Air Products warrants that hydrogen delivered to us will conform to the specification set forth in the hydrogen supply agreement, and that at the time of delivery Air Products will have good title and right to transfer the same and that the same will be delivered free and clear of any lien or other encumbrances.

Limitation of Liability

  Determination of the suitability of the hydrogen furnished for the use by us is our sole responsibility, and Air Products will have no responsibility for this determination.

  We acknowledged in the hydrogen supply agreement that there are hazards associated with the use of hydrogen, that we understand such hazards, and that it is our responsibility to warn and protect our employees and others exposed to such hazards through our use of hydrogen. We will hold harmless, indemnify and defend Air Products from and against any liability incurred by Air Products because those warnings were not made. We have assumed all risk and liability for loss, damages or injury to persons or to our property or others arising out of the presence or use of hydrogen or from the failure to make those warnings.

  Except as expressly provided in the hydrogen supply agreement, Air Products will not be liable in contract or tort for any other direct damages. Except in the case of willful misconduct of Air Products, Air Products will not be liable in contract or tort for any indirect, special, incidental, or consequential damages, including by way of illustration and not of limitation, loss of use, loss of work in process, down time or loss of profits, and such limitation on damages will survive failure of an exclusive remedy.

Termination

  The hydrogen supply agreement may be terminated by either party on account of any material default of the other in carrying out the terms of the agreement subject to a 60-day grace period. We will not terminate the hydrogen supply agreement without the consent of our financing parties.

  Either party may terminate the hydrogen supply agreement as of the expiration of the initial supply term or the expiration of any anniversary date thereafter by giving not less than 36 months' prior written notice to the other party.

  With the consent of Clark Refining & Marketing, we may terminate the hydrogen supply agreement for lack of requirements for hydrogen following contract year 10 if our management reasonably determines that our use of hydrogen at the Port Arthur refinery will permanently cease following such determination and Clark Refining & Marketing concurrently terminates the product supply agreement between Clark Refining & Marketing and Air Products. Our right of termination will be exercisable by our giving Air Products 12-months prior written notice and paying to Air Products a specified termination payment which ranges from $7.75 million to $54.4 million, depending on the number of years remaining in the initial term.

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  Clark Refining & Marketing is a party to a separate contract with Air
Products under which Clark Refining & Marketing purchases electricity, steam and hydrogen from Air Products and provides utilities to Air Products. If this contract is terminated, we have the option of assuming Clark Refining & Marketing's obligations under the contract. If we do not assume this contract, Air Products will be excused from delivering hydrogen to us.

Assignment

  Upon notice to the other party, any or all of a party's rights, title and interest under the hydrogen supply agreement may be assigned to an affiliate, a joint venture company in which such party or its affiliate is general partner or in which such party owns at least 50% of any equity, or to any financial institution or other entity or groups thereof under the terms of financing arrangements. In the event of such an assignment other than a collateral assignment, the assignor will execute for the benefit of the other party a guarantee or similar agreement guaranteeing the performance of the obligations under the hydrogen supply agreement by the assignee. If any of our financing parties or trustees or agents acting on their behalf, or their nominees or assignees, succeeds to our rights under this hydrogen supply agreement as a result of foreclosure or similar arrangement in lieu of foreclosure, Air Products will attorn to and recognize such successor as the buyer under the hydrogen supply agreement and that successor will be bound by the terms and conditions of the hydrogen supply agreement. The hydrogen supply agreement will not otherwise be assignable or transferable by either us or Air Products without the prior written consent of the other, which consent will not be unreasonably withheld. Any attempted assignment or transfer without such consent will be void.

Dispute Resolution; Governing Law

  The parties will endeavor to resolve any dispute arising out of or relating to the hydrogen supply agreement by mediation under the rules and guidelines of the American Arbitration Association. Any controversy or claim arising out of or relating to the hydrogen supply agreement or the breach, termination or validity of the hydrogen supply agreement, which remains unresolved 45 days after appointment of a mediator, will be settled by arbitration by three arbitrators in accordance with the rules and guidelines of the American Arbitration Association. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction. The hydrogen supply agreement will be interpreted in accordance with and governed by the laws of the State of New York.

                     Marine Dock and Terminaling Agreement

  Clark Refining & Marketing and Sun Pipe Line Company entered into a marine dock and terminaling agreement in August 1999 under which Sun Pipe Line delivers crude oil from its Nederland, Texas dock terminal facility to Clark Refining & Marketing's pipeline located on Sun Pipe Line's property. This agreement also provides for the delivery of our crude oil.

Term

  The marine dock and terminaling agreement will be in effect until August 2000 and will be deemed automatically extended for additional one year periods unless either party gives six months notice to the other party.

Facilities and Services to be Provided by Sun

 Facilities to be Provided by Sun Pipe Line for Clark Refining & Marketing's Non-exclusive Use

  . terminaling facilities consisting of lines, pipes, gauges and berths to receive and deliver crude oil

  . tankage facilities to store crude oil

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 Services to be Performed by Sun Pipe Line

  . receive deliveries of crude oil for Clark Refining & Marketing and its affiliates at the terminaling facility

  . receive, store and deliver crude oil through tanks designated for Clark
    Refining & Marketing in accordance with Clark Refining & Marketing's instructions

Properties of the Crude Oil

  Clark Refining & Marketing represents that the crude oil to be delivered to Sun Pipe Line can be handled in conventional non-heated crude oil tankage and pipeline systems. The crude oil is required to have properties within specified limits which include Maya. Sun Pipe Line has the right to test whether the crude oil conforms with these specifications.

Fees

  Sun Pipe Line charges Clark Refining & Marketing the following fees:

  . throughput fees of $0.07 per barrel for a monthly average throughput volume of up to 70,000 barrels per day and $0.06 per barrel for all throughput in excess of 70,000 barrels per day; and

  . a tank rental fee of $0.16 per barrel for 15 days of storage and an ability to extend to 30 days.

Force Majeure

  In the event either party is unable to carry out its non-monetary obligations under the marine dock and terminaling agreement due to force majeure, the obligations of both parties will be suspended during the continuance of the inability. The term "force majeure" will include, among other things, the following:

  . acts of God, storms, floods, breakage, accident to machinery or lines of pipe, washouts;

  . acts of the public enemy, wars, blockades, insurrections, riots, civil disturbances, arrests, the order of any court or governmental authority having jurisdiction, explosions;

  .  strikes, lockouts or other industrial disturbances; and

  . inability to obtain, or unavoidable delay in obtaining, material, equipment, right of way easements, franchises or permits.

  Sun Pipe Line may also require Clark Refining & Marketing to remove a portion of its crude oil in storage to comply with strategic petroleum reserve requirements in event of a national emergency.

Title and Responsibility

  Title to crude oil delivered to the terminal will always remain with Clark Refining & Marketing or its affiliates. Sun Pipe Line's custodial responsibility for the crude oil commences when the crude oil enters the flange connection of its 30-inch dock line at the discharge line of Clark Refining & Marketing's vessel. Sun Pipe Line's custodial responsibility terminates upon Clark Refining & Marketing's receipt at the Doe Manifold preceding Clark Refining & Marketing's scraper trap with the 32-inch pipeline which continues to the refinery property.

Assignment

  Either party may assign its interests under the marine dock and terminaling agreement with the consent of the other party. Furthermore, either party may assign its interests to a subsidiary or affiliated company, provided that the original party remains liable for full performance. Sun Pipe Line may assign its interests to a purchaser of the terminal if it or any part should be sold. Clark Refining & Marketing may assign its interests in connection with any sale of the Port Arthur refinery or to any lender or collateral trustee in connection with the financing relating to the construction involving the Port Arthur refinery.

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Governing Law

  The marine dock and terminaling agreement is governed by and construed in accordance with the laws of the State of Texas.

                       Reimbursable Construction Contract

  Clark Refining & Marketing entered into a reimbursable construction contract with Foster Wheeler USA in March 1998 for construction of the refinery upgrade project. The reimbursable construction contract was amended in July 1999 to remove our coker project from Foster Wheeler USA's scope of work thereunder and conform the insurance requirements thereunder to those in the construction contract for our coker project. The scope of work in the reimbursable construction contract now includes the renovation and upgrade of the crude unit, vacuum tower and other ancillary equipment required to be performed by Clark Refining & Marketing under the facility and site lease. Under this reimbursable construction contract, Clark Refining & Marketing will pay Foster Wheeler USA based on the actual costs incurred by Foster Wheeler USA plus a profit margin rather than a fixed-cost basis. Clark Refining & Marketing is required to maintain a standby letter of credit to ensure that funds are available for payments to Foster Wheeler USA under the reimbursable construction contract. The initial amount of the letter of credit was $97 million and is required to be reduced over time by payments made by Clark Refining & Marketing to Foster Wheeler USA. Foster Wheeler USA has agreed to draw on the letter of credit and place the proceeds into an escrow account with the collateral trustee for our senior debt if the letter of credit is not renewed within 15 days prior to its expiration. Foster Wheeler USA has also separately agreed with the collateral trustee not to draw on the letter of credit or withdraw funds from the escrow account unless Purvin & Gertz, in its role as independent engineer, has certified that the work related to the requested drawing has been performed and the amounts requested are due and payable.

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                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

  We have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We agreed to use our reasonable best efforts to cause such registration statement to become effective within 240 days following the original issue of the outstanding notes and to pay additional interest on the outstanding notes if the exchange offer is not consummated within 270 days following the original issue of outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes; except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe specified obligations in the registration rights agreement. The outstanding notes were issued on August 19, 1999.

  Under the circumstances set forth below, we will use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

  . if any changes in law, Commission rules or regulations or applicable interpretations thereof by the staff of the Commission do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

  .   if any outstanding notes validly tendered in the exchange offer are not exchanged for exchange notes within 270 days after the original issue of the outstanding notes;

  . if any initial purchaser of the outstanding notes so requests, but only with respect to any outstanding notes not eligible to be exchanged for exchange notes in the exchange offer; or

  . if any holder of the outstanding notes notifies us that it is not permitted to participate in the exchange offer or would not receive fully tradable exchange notes pursuant to the exchange offer.

  If we fail to comply with specified obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes. Please read the section captioned "Registration Rights Agreement" for more details regarding the registration rights agreement and the circumstances under which we will be required to pay additional interest.

  Each holder of outstanding notes that wishes to exchange such outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

  . any exchange notes will be acquired in the ordinary course of its business;

  . such holder has no arrangement with any person to participate in the distribution of the exchange notes; and

  . such holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or if it is our affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Resale of Exchange Notes

  Based on interpretations of the Commission staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  . such holder is not an "affiliate" of Port Arthur Finance within the meaning of Rule 405 under the Securities Act;

  . such exchange notes are acquired in the ordinary course of the holder's business; and

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

  . the holder does not intend to participate in the distribution of such exchange notes.

  Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes

  . cannot rely on the position of the staff of the Commission enunciated in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

  This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

  Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Port Arthur Finance will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. Port Arthur Finance will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000.

  The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure of Port Arthur Finance to fulfill its obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of Notes" below.

  The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

  As of the date of this prospectus, $255 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

  Port Arthur Finance intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the Commission. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the outstanding notes and the registration rights agreement.

  Port Arthur Finance will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering

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

exchange notes to such holders. Subject to the terms of the registration rights agreement, Port Arthur Finance expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "--Certain Conditions to the Exchange Offer."

  Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than the applicable taxes described below under "--Fees and Expenses", in connection with the exchange offer. It is important that you read the section labeled "-- Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

  The exchange offer will expire at 5:00 p.m., New York City time on May 15, 2000, unless in its sole discretion, Port Arthur Finance extends it.

  In order to extend the exchange offer, Port Arthur Finance will notify the exchange agent orally or in writing of any extension. Port Arthur Finance will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

  Port Arthur Finance reserves the right, in its sole discretion:

  .  to delay accepting for exchange any outstanding notes;

  . to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "--Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  . subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

  Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If Port Arthur Finance amends the exchange offer in a manner that it determines to constitute a material change, Port Arthur Finance will promptly disclose such amendment in a manner reasonably calculated to inform the holders of outstanding notes of such amendment.

  Without limiting the manner in which it may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, Port Arthur Finance shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

  Despite any other term of the exchange offer, Port Arthur Finance will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and Port Arthur Finance may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in its reasonable judgment:

  . the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  . the exchange offer, or the making any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the Commission; or

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

  . any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in Port Arthur Finance's judgment, would reasonably be expected to impair the ability of Port Arthur Finance to proceed with the exchange offer.

  In addition, Port Arthur Finance will not be obligated to accept for exchange the outstanding notes of any holder that has not made to it

  . the representations described under "--Purpose and Effect of the Exchange Offer," "--Procedures for Tendering" and "Plan of
     Distribution", and

  . such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to an appropriate form for registration of the exchange notes under the Securities Act.

  Port Arthur Finance expressly reserves the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, it may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and Port Arthur Finance may accept them for exchange. Port Arthur Finance will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

  Port Arthur Finance expressly reserves the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. Port Arthur Finance will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

  These conditions are for the sole benefit of Port Arthur Finance and Port Arthur Finance may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If Port Arthur Finance fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Port Arthur Finance may assert at any time or at various times.

  In addition, Port Arthur Finance will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

  Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

  . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  . comply with DTC's Automated Tender Offer Program procedures described below.

  In addition, either:

  . the exchange agent must receive outstanding notes along with the letter of transmittal; or

  . the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

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

  . the holder must comply with the guaranteed delivery procedures described below.

  To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "--Exchange Agent" prior to the expiration date.

  The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and Port Arthur Finance in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

  The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, Port Arthur Finance recommends that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to Port Arthur Finance Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

  Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes; either:

  . make appropriate arrangements to register ownership of the outstanding notes in such owner's name; or

  . obtain a properly completed bond power from the registered holder of outstanding notes.

  The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

  Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered pursuant thereto are tendered:

  . by a registered holder who has not competed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  .  for the account of an eligible guarantor institution.

  If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

  If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

  The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding

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notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  . DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of such book-entry confirmation;

  . such participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  .  the agreement may be enforced against such participant.

  Port Arthur Finance will determine in its sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Port Arthur Finance's determination will be final and binding. Port Arthur Finance reserves the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. Port Arthur Finance also reserves the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Port Arthur Finance's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as Port Arthur Finance shall determine. Although Port Arthur Finance intends to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither it, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

  In all cases, Port Arthur Finance will issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

  . outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC; and

  . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

  By signing the letter of transmittal, each tendering holder of outstanding notes will represent to Port Arthur Finance that, among other things:

  . any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  . the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  . if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  . if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

  . the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of Port Arthur Finance or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

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

Book-Entry Transfer

  The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

  Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  .  the tender is made through an eligible institution;

  . prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

     . setting forth the name and address of the holder, the registered number(s) of such outstanding notes and the principal amount of outstanding notes tendered;

     .  stating that the tender is being made thereby;

     . guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  . the exchange agent receives such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York State Exchange trading days after the expiration date.

  Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

  Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

  For a withdrawal to be effective:

  . the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at one of the addresses set forth below under "--Exchange Agent", or

  . holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

  Any such notice of withdrawal must:

  . specify the name of the person who tendered the outstanding notes to be withdrawn

  . identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

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

  . where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

  If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  .  the serial numbers of the particular certificates to be withdrawn; and

  . a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

  If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. Port Arthur Finance will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. Port Arthur Finance will deem any outstanding notes so withdrawn not to have validity tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

  HSBC Bank USA has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

 For Delivery by Registered or Certified Mail:   For Overnight Delivery Only or
                                    by Hand:

             HSBC Bank USA                           HSBC Bank USA
         140 Broadway--Level A                   140 Broadway--Level A
     New York, New York 10005-1180           New York, New York 10005-1180

           By Facsimile Transmission, for eligible institutions only:

                                 HSBC Bank USA
                                 (212) 658-2292
                              Attn: Paulette Shaw

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

  Port Arthur Finance will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

  Port Arthur Finance has not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

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


  Port Arthur Finance will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $750,000. They include:

  .  Commission registration fees;

  .  fees and expenses of the exchange agent and trustee;

  .  accounting and legal fees and printing costs; and

  .  related fees and expenses.

  Port Arthur Finance will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  . certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

  If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Transfer Taxes

  Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct Port Arthur Finance to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

  Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

  . as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  . otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

  In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the Commission staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

  .  could not rely on the applicable interpretations of the Commission; and

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  .  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

  Port Arthur Finance will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, Port Arthur Finance will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

  Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

  Port Arthur Finance may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Port Arthur Finance has no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

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

                            DESCRIPTION OF THE NOTES

General

  The outstanding notes were issued and the exchange notes will be issued under an indenture, dated as of August 19, 1999, among us, Sabine River, Neches River, HSBC Bank USA, as indenture trustee, and Bankers Trust Company, as collateral trustee. The indenture contains the full legal text of the matters described in this section. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. Upon the issuance of the exchange notes, or the effectiveness of a shelf registration statement, the indenture will be subject to and governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

  The following description is a summary of the material provisions of the notes and the indenture. It does not describe every aspect of the notes. We urge you to read the notes and the indenture because they, and not this description, define your rights as holder of the notes.

Principal, Maturity and Interest

  We have issued $255 million in principal amount of 12.50% senior secured outstanding notes due 2009. The notes will mature on January 15, 2009.

  The notes bear interest at an annual rate of 12.50%. Interest on the notes will be paid semiannually on January 15 and July 15 of each year, commencing January 15, 2000, to holders of record on each January 1 and July 1 preceding such interest payment dates. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The interest rate on the notes may increase under circumstances described under "Description of Our Principal Financing Documents--Registration Rights Agreement."

  Installments of principal on the notes are payable as follows:

                                         Percentage of Principal
         Payment Date                        Amount Payable
         ------------                    -----------------------
         July 15, 2002..................           1.70%
         January 15, 2003...............           1.70%
         July 15, 2003..................           4.10%
         January 15, 2004...............           4.10%
         July 15, 2004..................           6.00%
         January 15, 2005...............           6.00%
         July 15, 2005..................           9.10%
         January 15, 2006...............           9.10%
         July 15, 2006..................           9.10%
         January 15, 2007...............           9.10%
         July 15, 2007..................           7.90%
         January 15, 2008...............           7.90%
         July 15, 2008..................          12.10%
         January 15, 2009...............          12.10%

The Guarantees

  Port Arthur Coker Company, Sabine River and Neches River have unconditionally jointly and severally guaranteed to each note holder:

  . the due and punctual payment of principal and interest on the notes;

  . the performance by Port Arthur Finance of its obligations under the indenture and other financing documents; and

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

  . that its guarantor obligations will be as if it were a principal debtor and obligor and not merely a surety.

The guarantees will be endorsed on and attached to the notes.

Nonrecourse Obligations

  The obligations to pay principal of, premium, if any, and interest on the notes are the obligations of only Port Arthur Finance, Port Arthur Coker Company, Sabine River and Neches River. None of our other owners, affiliates, employees, officers, directors or any other person or entity have guaranteed the notes or have any obligation to make any payments on the notes.

Security

  The notes are secured by, among other things:

  . the delayed coker, the vacuum gas oil hydrocracker and the sulfur recovery complex;

  . our leasehold interest in our heavy oil processing facility sites, the crude unit, vacuum tower and the naphtha and two distillate hydrotreaters;

  . all of our interests in crude oil and intermediate and refined products;

  . all our accounts, except for an operating account for short term expenses;

  . the partnership interests in Port Arthur Coker Company;

  . the capital stock of Port Arthur Finance;

  . all our rights in our equity contribution agreements;

  . all rights in all our major contracts, including our long term crude oil supply agreement with P.M.I. Comercio Internacional, our construction contract with Foster Wheeler USA and our services and supply agreement and product purchase agreement with Clark Refining & Marketing; and

  . to the extent permitted by law, all our rights in governmental permits and licenses.

  The collateral securing the notes is shared, on an equal and ratable basis, with the other senior lenders, any replacement senior lenders and other secured parties and is described in greater detail under "Description of Our Principal Financing Documents--Common Security Agreement--Scope and Nature of the Security Interest."

Ranking of the Notes

  The notes:

  . are senior secured indebtedness of Port Arthur Finance;

  . rank equivalent in right of payment to all other senior indebtedness of Port Arthur Finance, Port Arthur Coker Company, Sabine River and Neches River and our payment obligations under the guaranty insurance policy; and

  . rank senior in right of payment to all existing and future subordinate indebtedness of Port Arthur Finance, Port Arthur Coker Company, Sabine River and Neches River.

Redemption at Our Option

  We may choose to redeem some or all of the notes at any time, without the consent of noteholders, at a redemption price equal to 100% of the outstanding unpaid principal amount of notes being redeemed plus accrued and unpaid interest, if any, up to but excluding the applicable redemption date plus a make-whole premium. The make-whole premium will be equal to the excess, if positive, of
(1) the present value of all interest and unpaid principal payments scheduled to be made on the notes, at a discount rate equal to 75 basis points over the yield to maturity on the U.S. treasury instruments with a maturity as close as practicable to the remaining average life of the notes, over (2) the unpaid principal amount of the notes to be redeemed.

  Notice of redemption will be mailed by the indenture trustee to each noteholder at that noteholder's address of record not less than 30 days nor more than 60 days prior to the date of redemption. On the date of redemption, the redemption price will become due and payable on each note to be redeemed and interest thereon will cease to accrue on and after such date.

Mandatory Redemption

  If we receive specified mandatory payment proceeds, which includes insurance proceeds from casualty events, condemnation compensation and late payments to the extent not needed to pay interest on the senior debt and buy-down payments from Foster Wheeler USA, we are required to redeem all our outstanding senior debt on an equal and ratable basis. The redemption price for the notes will be equal to 100% of the unpaid principal amount of notes being redeemed, plus accrued but unpaid interest, if any, on the notes being redeemed, up to but excluding the date of redemption. The mandatory redemption provisions governing the notes are described in greater detail under "Description of Our Principal Financing Documents--Common Security Agreement--Mandatory Prepayments."

Repurchases by Us

  Subject to the terms of the common security agreement, we or our respective affiliates may at any time purchase the notes in the open market or otherwise at any price agreed upon between us and the applicable holders. Any note so purchased by us must be surrendered to the indenture trustee for cancellation and may not be re-issued or resold.

Transfer and Exchange

  A noteholder may transfer or exchange notes only in accordance with and subject to the restrictions on transfer contained in the indenture.

Satisfaction and Discharge

  Under specified circumstances, we can deposit funds with the indenture trustee sufficient to pay and discharge the indebtedness on any outstanding notes. In that case, we would cease to have any obligations under the indenture.

Indenture Subject to Common Security Agreement

  The indenture trustee has entered into the common security agreement and other financing documents on behalf of all noteholders from time to time. All rights, powers and remedies available to the indenture trustee and the noteholders and all future noteholders, under the common security agreement and the other financing documents are in addition to those under the indenture. In the event of any conflict or inconsistency between the terms and provisions of the indenture and the common security agreement, the terms of the common security agreement govern and control.

Intercreditor Arrangements

  In the event that any consent, approval, waiver or other direction of the senior lenders is sought by the indenture trustee or the collateral trustee pursuant to the common security agreement and the matter with respect to which such consent, approval, waiver or direction as sought is a matter that the indenture trustee is entitled to vote on under the common security agreement as representative of the noteholders, the indenture trustee, promptly upon the receipt of notice from the collateral trustee describing the action to be voted, will be obligated to promptly notify the holders and duly convene a meeting of holders, whose instructions may be conveyed by written consent, to canvass the holders as to votes to be cast by the indenture trustee regarding the matter. If no instructions are so issued, the indenture trustee will be obligated to abstain from voting.

Modification, Amendment and Waiver

  The indenture and the notes may be modified without the consent of any noteholder, including, among other things:

  . to evidence the succession of another person to Port Arthur Finance, Port
    Arthur Coker Company, Sabine River or Neches River;

  . to add to the covenants or events of default for the benefit of the noteholders;

  . to comply with any applicable rules or regulations of any securities exchange on which the notes may be listed;

  . to cure any ambiguity in the indenture or in the notes, to correct or supplement any provision in the indenture, the notes or any other financing document which may be defective or inconsistent with any other provision of the indenture, the notes or any other financing document, or to make any other provisions with respect to matters or questions arising under the indenture or the notes, provided that any such action referred to in this clause does not adversely affect the interests of the noteholders in any material respect;

  . to evidence and provide for the acceptance of appointment by a successor indenture trustee with respect to the notes;

  . to reflect the incurrence of permitted indebtedness under the common security agreement and the granting of permitted liens pursuant to the common security agreement; and

  . to take any other action which may be taken without the consent of the noteholders under the financing documents.

Further Issues and Additional Securities

  From time to time we may, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes, and so that such further notes will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes. In addition, we may issue additional debt securities on terms agreed by us and the underwriters of those securities. In each case described above we may issue the further notes or additional debt securities pursuant to a supplemental indenture. The issuance and application of the proceeds of any additional notes or other securities will be subject to the requirements applicable to additional senior debt or replacement senior debt in the common security agreement, described in "Description of Our Principal Financing Documents--Common Security Agreement--Additional Senior Debt" and "-- Replacement Senior Debt."

Notices and Reports

  We are required to give notice to the indenture trustee of any event which requires that notice be given to the noteholders, in sufficient time for the indenture trustee to provide such notice to the noteholders in the manner provided by the indenture. Also, the common security agreement provides that upon request of a beneficial owner, we will provide directly to such beneficial owner any financial information regarding us that we are required to provide to the indenture trustee pursuant to the indenture or the common security agreement.

  The indenture trustee will transmit to noteholders such information, documents and reports, and their summaries, concerning the indenture trustee and its actions under the common security agreement as may be required and at the times and in the manner provided in the common security agreement.

  All notices regarding the notes will be deemed to have been sufficiently given upon the mailing by first-class mail, postage prepaid, of such notices to each holder at the address of such holder as it appears in the security register, in each case not earlier than the earliest date and not later than the latest date prescribed in the indenture for the giving of such notice. Any notice so mailed will be deemed to have been given on the date of such mailing.

               DESCRIPTION OF OUR PRINCIPAL FINANCING DOCUMENTS

  The following is a summary of the material provisions of our principal financing agreements and is not considered to be a full statement of the terms of these agreements. A copy of each of these agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise stated, any reference in this prospectus to any agreement means such agreement and all schedules, exhibits and attachments to such agreements, as amended, supplemented or otherwise modified in effect as of the date hereof. Capitalized terms used but not defined in this section under the caption "Definitions for Our Financing Documents" have the respective meanings given to them in the relevant documents. Unless otherwise noted, all financing documents are governed by and construed in accordance with the laws of the State of New York.

                           Common Security Agreement

  We, along with Sabine River and Neches River, entered into a common security agreement, dated as of August 19, 1999, with the collateral trustee, the bank lenders administrative agent, the indenture trustee, the oil payment insurers administrative agent and the depositary bank. The common security agreement contains, among other things, common covenants, representations and warranties, events of default and remedies applicable to all our senior debt, including the notes, any loans made under our bank credit facilities and any reimbursement obligations to Winterthur relating to Winterthur's oil payment guaranty insurance policy.

Scope and Nature of the Security Interests

  All senior lenders rank equally with respect to the common security package. The oil payment insurers generally rank equally with respect to the common security package as well. All secured parties share equally and ratably in the common security package as calculated on the basis of the amounts outstanding from time to time under each senior loan or the oil payment guaranty insurance policy described in "--Oil Payment Guaranty Insurance Policy" below, as the case may be.

  The principal elements of the common security package the secured parties include:

  . all our real property interests and all improvements made on our property, including our interests under the ground lease and the facility and site lease and any fixtures on the coker project property;

  . the 1% general partnership interest in Port Arthur Coker Company held by Sabine River;

  . the 99% limited partnership in Port Arthur Coker Company held by Neches
    River;

  . all 100% of the capital stock of Port Arthur Finance held by Port Arthur
    Coker Company;

  . all our rights in our equity contribution agreements;

  . all our interests in any of the secured accounts at any time;

  . all our interests under all project documents, including any rights we may eventually have under any spot contracts or sales agreements for the purchase of crude oil;

  . all insurance policies issued to Port Arthur Coker Company and proceeds we may receive from them;

  . all our current and future ownership interests in any machinery, equipment, intellectual property to the extent permitted by the underlying contracts and other personal property;

  . all our interest in any crude oil the title of which has passed to us, all intermediate oil products produced throughout the refining process and all refined products and any amounts receivable as a result of the sale of any of these materials;

  . all our interests in any permitted hedging instruments;

  . all intercompany loans from Port Arthur Finance to Port Arthur Coker
    Company, including the rights of Port Arthur Coker Company to receive funds and the right of Port Arthur Finance to be repaid; and

  . to the extent permitted by law, all our rights in governmental permits and licenses.

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

  The secured parties that share equally in the common security package include:

  . the indenture trustee, on behalf of the noteholders;

  . lenders under our bank credit facilities and their administrative agents;

  . oil payment insurers and their administrative agent; and

  . holders of our Additional Senior Debt or Replacement Senior Debt as described under "--Additional Senior Debt" or "--Replacement Senior Debt" below.

  We, Sabine River and Neches River are required to take all actions necessary, upon the request of the collateral trustee, to record any mortgage and perfect any security interests created under the common security agreement. While the common security agreement is in effect, none of the security interests will be released unless we obtain the prior consent of all secured parties.

Account Structure

  At our direction the collateral trustee has established and will maintain the following secured accounts at Bankers Trust Company, as the depositary bank in New York City:

  . the Bank Loan Drawdown and Equity Funding Account, into which we are required to deposit all funds borrowed under any senior loan, other than proceeds from the issuance of the outstanding notes, along with the capital contributions by both Blackstone and Occidental;

  . the Bond Proceeds Account, into which we deposited the net proceeds from the issuance of the outstanding notes;

  . the Project Revenue Account, into which, among other funds:

    . we will deposit, after substantial reliability, all funds in the Bank
      Loan Drawdown and Equity Funding Account and the Bond Proceeds Account, other than any amount we deposit into the Contingency Reserve Account;

    . we will cause each purchaser of our products to make payments directly;

    . we will cause persons making payments under the several project documents to deposit such payments directly; and

    . we will cause purchasers of any of our real or personal property to deposit such payments directly;

  . the PMI Premium Reserve Account, into which we are required to deposit an amount equal to the quarterly surplus calculated in any quarter and which we are then required to pay as a premium in the succeeding quarters;

  . the Principal & Interest Accrual Account, into which we are required to deposit funds available in the Project Revenue Account equal to (1) the amount of principal and interest for senior debt due on the next Payment Date as described under "--Secured Construction and Term Loan Agreement" below and (2) on each of the last three or, in specified circumstances, four Payment Dates, a pro rata share of the aggregate principal amount then outstanding of the Tranche B loans, for further deposit into the Tranche B Amortization Account, described below;

  . the Tranche B Amortization Account, into which we are required to deposit the amounts described in clause (2) under the description of the Principal & Interest Accrual Amount above;

  . the Tax Reserve Account, into which we are required to deposit an amount sufficient to cover our estimated property taxes and also the estimated share of the income and/or franchise taxes of Sabine River and/or Neches River or that Sabine River and/or Neches River are required to pay Clark Refining Holdings under the tax sharing agreement, in either case, in respect of their allocable share of our taxable income and that are expected to become due and payable on or before the next two Payment Dates;

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

  . the Major Maintenance Account, into which we are required to deposit on each Payment Date, to the extent that cash is available, an amount equal to one-eighth, or at our option up to one-sixth, of the estimated major maintenance expenses that we expect to incur in connection with our next scheduled maintenance shutdown;

  . the P.M.I. Surplus Reserve Account, into which we are required to deposit and retain funds, to the extent that cash is available, in an amount equal to any quarterly surpluses that we accrue pursuant to the coker gross margin support mechanism under our long term crude oil supply agreement with P.M.I. Comercio Internacional;

  . the Debt Service Reserve Account, into which we are required to deposit and retain funds in an amount that, together with the amount available under the debt service reserve insurance guarantee described in "Description of Our Principal Financing Documents--Debt Service Reserve Insurance Guarantee," equals the aggregate senior debt obligations due and payable on the immediately succeeding Payment Date;

  . the Casualty and Insurance Account, into which we are required to direct insurers to pay directly any insurance proceeds other than insurance proceeds resulting from a catastrophic casualty;

  . the Catastrophic Casualty Account, into which we are required to direct insurers to pay directly any insurance proceeds resulting from a catastrophic casualty;

  . the Mandatory Prepayments Account, into which we or the collateral trustee will deposit sums required to be used for mandatory prepayments;

  . the Contingency Reserve Account, into which we may deposit, after we achieve final completion, any amounts relating to unused budget contingencies that we may put toward unbudgeted repairs, maintenance, mandatory capital expenditures or the funding of the Debt Service Reserve Account; and

  . the Distribution Account, into which we are required to deposit any excess funds that remain after the cash flow is applied in accordance with the cash flow waterfall described under "--Withdrawals from Accounts Pre-Default" below.

  Also, we may maintain in an unsecured operating account up to 30 days' of our operating expenses.

 Withdrawals from Accounts Pre-Default.

  Unless a Default described in "--Remedies" below has occurred and is continuing, we have the right to direct the collateral trustee to withdraw funds from the Bank Loan Drawdown and Equity Funding Account and the Bond Proceeds Account or the Project Revenue Account and apply such funds in the following order of priority:

    First, (1) to pay our operating expenses, (2) to transfer funds into the operating account in an amount equal to 30 days of our estimated operating expenses, other than our operating expenses relating to the purchase of crude oil, as certified by us and (3) thereafter, to transfer funds into the PMI Premium Reserve Account in an amount equal to the quarterly surplus received by us in any quarter.

    Second, to pay reimbursement obligations described in "Description of Our Principal Financing Documents--Guaranty Insurance Policy and Reimbursement Agreement" below then due and payable by us;

    Third, to pay senior debt obligations then due and payable by us, other than the prepayments and repayments described in the tenth priority position below;

    Fourth, to transfer funds to the Principal & Interest Accrual Account in an amount equal to (1) all senior debt obligations to become due prior to and including the immediately succeeding Payment Date, less any balance already in the Principal & Interest Accrual Account and (2) on each of the last three or, in specified circumstances, four Payment Dates, a pro rata share of the aggregate principal amount then outstanding of the Tranche B loans, in the case of clause (2) for further deposit into the Tranche B Amortization Account;

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

    Fifth, (1) to transfer funds to the Tax Reserve Account in an amount equal to the Projected Tax Reserve Amount, less the balance already in the Tax Reserve Account and (2) to pay a monitoring fee not exceeding $1 million in the aggregate in any calendar year to Blackstone, Clark Refining & Marketing or any of their designated affiliates;

    Sixth, to transfer funds to the Major Maintenance Account in an amount not less than the minimum major maintenance reserve payment due on the immediately succeeding Payment Date and not exceeding the maximum major maintenance reserve payment with respect to such Payment Date;

    Seventh, following (1) the incurrence of Additional Senior Debt or (2) the termination or reduction of the debt service reserve insurance guarantee, to transfer funds to the Debt Service Reserve Account to the extent of any debt service reserve shortfall resulting from such incurrence of Additional Senior Debt, in the case of (1), or any other event or circumstance, in the case of (2);

    Eighth, to transfer funds to the P.M.I. Surplus Reserve Account in an amount equal to the amount, if any, by which the P.M.I. surplus under the long term crude oil supply agreement exceeds the balance in the P.M.I. Surplus Reserve Account, up to an amount not exceeding the net total positive price adjustment we have received under the long term crude oil supply agreement up to a maximum amount of $75 million, with the maximum amount reduced to $50 million upon payment in full of all our construction and term loans;

    Ninth, to pay interest in respect of any amounts we have drawn down under the debt service reserve insurance guarantee and, on the sixth Payment Date and each subsequent Payment Date until the aggregate principal amount available under the debt service reserve insurance guarantee has been reduced to zero, to transfer $12 million to the Debt Service Reserve Account, up to the amount of required reserve;

    Tenth, after start-up, to prepay the construction and term loans, repay any principal amounts drawn down under the debt service reserve insurance guarantee and fund the Debt Service Reserve Account from excess cash flow as described in "--Mandatory Prepayments--Prepayments of Bank Senior Debt" and "--Debt Service Reserve Account" below.

    Eleventh, after final completion, as defined in the construction contract, to make Restricted Payments as described in "--Restricted Payments" below.

  In any event, withdrawals from the Project Revenue Account for any purpose other than those described under "First" above will only be permitted if and to the extent that the funds then on deposit in the Project Revenue Account exceed the aggregate amount of all outstanding invoices in respect of our payment obligations under the long term crude oil supply agreement.

 Withdrawals from Accounts During the Continuance of a Default.

  If a Default has occurred and is continuing, the senior lender(s) may notify the collateral trustee that the collateral trustee will no longer accept instructions from us for the investment, withdrawal or transfer of funds or investments in the secured accounts. The depositary bank will thereafter accept instructions for the investment, withdrawal or transfer of funds or investments in these secured accounts solely from the collateral trustee or other person(s) designated by the collateral trustee. The collateral trustee will invest project funds only in Authorized Investments. The collateral trustee will give the depositary bank prompt notice of these circumstances.

  Following the receipt by the collateral trustee of such notice from the senior lender(s) declaring a Default, and until such time as a cessation notice has been given by any senior lender that the Default has been cured, or an Enforcement Action is taken by the senior lenders the collateral trustee will exercise its rights to instruct the depositary bank in a manner that causes available funds in the accounts to be applied in the order of priority set forth in the pre-Default waterfall described above, except that (1) no funds will be credited to the Distribution Account and (2) any reimbursement obligations that remain unpaid after the expiration of 30 days following the giving of a Priority Termination Notice as described in "Description of Our Principal Financing Documents--Guaranty Insurance Policy and Reimbursement Agreement" below will rank equally and ratably in right of payment with the senior debt obligations then due and payable. Funds not distributed pursuant to these provisions or the pre-Default waterfall described above will remain in the Project Revenue Account. As an exception to the foregoing, immediately before the expiration of the 30-day period referred to above, the collateral trustee will apply any funds on deposit in the Project Revenue Account, less any amounts earmarked to pay outstanding invoices for purchases of crude oil or our other operating expenses in the ordinary course of business, to the repayment of outstanding reimbursement obligations.

  Upon receipt by the collateral trustee of a cessation notice with respect to a Default that is continuing, the collateral trustee will immediately notify the depositary bank, with a copy to us, directing the depositary bank once again to accept our directions, and the collateral trustee and the depositary bank will again accept our directions in respect of investment, withdrawal and transfer of funds in the secured accounts.

 Debt Service Reserve Account

  On each semiannual Payment Date we are required to deposit cash from the following sources into the Debt Service Reserve Account up to the aggregate amount of principal and interest due on the senior debt on the next Payment
Date:

  . in accordance with the seventh and ninth priority positions in "--
    Withdrawal from Accounts Pre-Default" above;

  . after the repayment of any principal amounts outstanding under the debt service reserve insurance guarantee, from 25% of the cash available at the tenth priority position in "--Withdrawal from Accounts Pre-Default" above that would otherwise have been applied to repay such principal amounts in accordance with the financing documents; and

  . after the repayment of all construction and term loans, from 75% of the cash available at the tenth priority position in "--Withdrawal from Accounts Pre-Default" above that would otherwise have been applied to repay such construction and term loans in accordance with the financing documents.

  The balance in the Debt Service Reserve Account at any time of determination will be deemed to be the aggregate of:

  . the amount of cash then on deposit in the Debt Service Reserve Account;

  . the market value of any Authorized Investments then on deposit in the Debt Service Reserve Account; and

  . the amount available under the debt service reserve insurance guarantee.

  If no Default has occurred and is continuing, we may direct the collateral trustee to apply the funds in the Debt Service Reserve Account at any time to pay senior debt obligations, and at any time on or after a Priority Termination Date, oil payment reimbursement obligations, then due and payable on the date of withdrawal or within five business days, but only to the extent that there are insufficient funds in the Principal & Interest Accrual Account to make the required debt service payment. Post-default withdrawals will be made in accordance with "--Withdrawals from Accounts Post-Default" above.

Conditions Precedent

  The obligation of each senior lender to make any future disbursement of a senior loan will be subject to (1) satisfaction or waiver by it of each of the conditions precedent set forth in such senior loan agreement and (2) specified conditions set forth in the common security agreement, including the following:

  . no Event of Default or Potential Default as described in "--Event of Default" below;

  . the representations and warranties are true and correct in all material respects as of the date of such borrowing;

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

  . no notice of abandonment has been delivered to us;

  . we must not have received a notice from the collateral trustee, delivered at the instruction of Majority Lenders, that Majority Lenders have determined in their reasonable judgment that a material adverse change has occurred in (1) the engineering, construction, development, operation or performance of our coker project or (2) the financial condition of any of us, Clark Refining & Marketing, Air Products, P.M.I. Comercio Internacional, PEMEX, Foster Wheeler USA or Foster Wheeler Corporation that is reasonably expected to have a material adverse effect on our financial condition or the engineering, construction, development, operation or performance of our coker project; provided that the occurrence of any change in general economic conditions or market prices for crude oil or refined products or any downgrade in the senior unsecured long-term debt rating of Clark Refining & Marketing by Moody's or Standard & Poor's, or both, if by not more than one rating category, will not be deemed to constitute such a material adverse change;

  . we must have received an equal and ratable capital contribution from Blackstone and Occidental; and

  . we may be required to hedge a substantial portion of our floating rate exposure under our secured construction and term loan facility.

Restricted Payments

  We may not make any partnership distribution, which we refer to as "Restricted Payments," unless each of the following conditions has been met:

  . final completion has occurred;

  . immediately prior and after giving effect to such Restricted Payment, no Event of Default or Potential Default or full or partial downtime has occurred and is continuing;

  . immediately prior and after giving effect to such Restricted Payment, the Debt Service Reserve Account, the Principal & Interest Accrual Account, the Tax Reserve Account, the P.M.I. Surplus Reserve Account, if required, the Major Maintenance Account and the PMI Premium Reserve Account, if required, will be fully funded and all project expenses and mandatory capital expenditures that have become due and payable have been paid;

  . both the projected Debt Service Coverage Ratio for the projected twelve-month period beginning on the first day after such Restricted Payment is made and the historical Debt Service Coverage Ratio for the historical twelve-month period ended on the date such Restricted Payment is made are not less than 1.6:1.0 or, if the notes then have an investment grade rating by both Standard & Poor's and Moody's, 1.35:1.0;

  . such Restricted Payment is made within 30 days immediately following a Payment Date;

  . no insolvency event with respect to Clark Refining & Marketing has occurred and is continuing; and

  . we will give the collateral trustee not less than five business days prior notice of the proposed date of any Restricted Payment to be made, attached with our certificate that the conditions to such Restricted Payment have been satisfied, together with information and computations demonstrating compliance with such conditions.

  The common security agreement restricts our ability to pay fees or make other payments to our affiliates. We may, however, make partnership distributions to Sabine River and Neches River (1) in an aggregate amount not to exceed $100,000 in each year in order to permit our partners to pay directors' fees, accounting expenses and other administrative expenses or (2) of the amounts in the Tax Reserve Account from time to time in order to permit Sabine River and Neches River to pay their income taxes or the amounts they are required to pay Clark Holdings under the tax sharing agreement.


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Representations and Warranties

  When we entered into the common security agreement, each of us, Sabine River and Neches River severally made customary representations and warranties to the collateral trustee, each Applicable Agent, the secured parties and the depositary bank, including those with respect to:

  . organization, ownership and power and authority to own property and conduct business;

  . power and authority to execute, deliver, incur and perform our obligations under and enforceability of the transaction documents;

  . governmental consents and approvals for the coker project and the transaction documents;

  . absence of facts that could have a Material Adverse Effect and have not been disclosed in writing to the senior lenders;

  . no conflicts with any other agreement;

  . compliance with laws, receipt of all governmental consents and approvals for our coker project and the transaction documents, and absence of litigation;

  . title to property and validity of security interests;

  . ranking of senior debt;

  . no Default;

  . affiliate transactions on arm's-length terms;

  . year 2000 compliance;

  . environmental laws;

  . no force majeure event;

  . separate identity from the Clark Entities;

  . adequacy of services provided under project documents for our coker project; and

  . sole purpose of Port Arthur Finance.

Covenants

  Each of us is bound by, among other things, the following covenants and agreements:

  Maintenance of Existence. We will do all things necessary to maintain:

   . our due organization, valid existence and good standing; and

   . the power and authority necessary to own our properties and to carry on the business of our coker project.

  No Modification. We will not take any action to amend or modify our constitutive or governing documents in any respect unless:

   . a copy of the modification has been delivered to the collateral trustee reasonably in advance of the effective date thereof, along with a certificate of a responsible officer certifying that such amendment or waiver could not reasonably be expected to have a Material Adverse Effect; or

   . we have obtained the prior consent of Supermajority Lenders, or, in specified circumstances, of Supermajority Secured Parties.

  Business. We will conduct no business or activity other than the business of our coker project.

  Accounting and Cost Control Systems. We will maintain, or cause to be maintained, our own management information and cost accounting systems for our coker project at all times in accordance with

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prudent industry practice and separate and apart from all management information and cost accounting systems of any of the Clark Entities, and will employ independent auditors of recognized national standing to audit annually our financial statements.

  Access. We will grant the collateral trustee, each bank senior lender, oil payment insurers administrative agent and the indenture trustee or their designees, complete access to our books and records, quality control and performance test data, all other data relating to our coker project and construction progress of our coker project and an opportunity to discuss accounting matters with our independent auditors. Each of the independent consultants, bank senior lenders, the collateral trustee, the oil payment insurers administrative agent and the indenture trustee will also have the right to monitor, witness and appraise the construction, testing and operations of our coker project. We will offer and cause our officers, employees, agents and contractors to offer all reasonable assistance to the persons making any such visit.

  Environmental Audits. If the collateral trustee, any bank senior lender, the oil payment insurers administrative agent or the indenture trustee or any of their designees reasonably believes that a release, threat of release or violation of any environmental law may have occurred, or if an Event of Default or Potential Default has occurred, we will grant access to and assist any environmental consultants to conduct any requested environmental compliance or contamination audits in their sole discretion.

  Preservation of Assets.

   . We will maintain our assets in good repair and will make such repairs and replacements as are required in accordance with prudent industry practice.

   . We will not sell, assign, lease, transfer or otherwise dispose of any project property without the prior consent of Supermajority Lenders or, in specified circumstances, consent of Supermajority Secured Parties, except for:

     . dispositions of project production other than dispositions prohibited by the terms of the "Project Production" covenant set forth below;

     . dispositions of project property that has become obsolete or redundant;

     . dispositions made in the ordinary course of our business;

     . dispositions of project property up to an aggregate value of $50 million in the form of a sale/lease back transaction as part of a tax-exempt bond financing under the laws of the State of Texas to replace senior debt, which disposition is approved by the bank lenders administrative agent, or

     . dispositions of project property the net proceeds of which are used within 90 days of such disposition to replace such project property.

  Taxes. We will file or cause to be filed all returns required to be filed by us and we will pay and discharge, before delinquent, all taxes imposed on us or our property, including interest and penalties.

  Compliance with Law. We will comply and cause our contractors to comply with all applicable laws, rules, regulations and orders of governmental authorities.

  Maintenance of Approvals for Agreements. We will maintain or cause to be maintained all third-party authorizations that are necessary for:

   . the execution, delivery and performance by us of each transaction document to which we are a party;

   . the incurrence or guarantee of the senior debt obligations, as the case may be; and

   . the performance of our obligations under the financing documents.

  Maintenance of Approvals for Coker Project. We will maintain or cause to be maintained all:

   . third-party authorizations, including authorization, consent and approval by government authority;

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   . easements, leases, rights-of-way, auxiliary rights and other real property rights; and

   . licenses and other rights to use all technology necessary to develop, construct, operate, maintain and finance the coker project.

  Maintenance of Supply. We will maintain supplies of, or contracts providing for supplies of, hydrogen, electricity, steam, natural gas and other feedstocks and utilities, telecommunications services and other inputs necessary to conduct our business except where a failure to maintain such supplies or contracts could not reasonably be expected to have a Material Adverse Effect.

  Maintenance of Crude Oil Supply. We will:

   . subject to events of force majeure and any other disruptions of supplies outside our control, maintain supplies of heavy sour crude oil necessary to conduct our business; and

   . during the term of the long term crude oil supply agreement:

    . comply in all respects with our obligations under the long term crude oil supply agreement, the long term crude oil supply agreement guarantee and the P.M.I. Comercio Internacional consent and agreement; and

    . to the extent required by the long term crude oil supply agreement, maintain in full force and effect the oil payment guaranty insurance policy or letters of credit.

  Arm's-Length Transactions. We will not enter into any transaction or agreement with any affiliate unless that transaction or agreement:

   . is on terms that at that time are no less favorable to us than those that could be obtained by us at that time in a comparable arm's length transaction; and

   . has been disclosed to the collateral trustee, the senior lenders and the oil payment insurers administrative agent.

  Year 2000 Compliance. We will ensure that our computer hardware, software, systems and other operations are year 2000 compliant and will use reasonable efforts to ensure that the computer hardware, software, systems and operations of our material suppliers, customers, and others with which it conducts business to be year 2000 compliant.

  Construction and Completion of the Coker Project. We will, among other things:

   . cause the coker project to be constructed in all respects in accordance with our construction contract with Foster Wheeler USA;

   . require Clark Refining & Marketing to cause the property that is to be leased under the facility and site lease to be upgraded and completed in all respects, by or before October 2000, subject to extension up to February 2001 if we satisfy specified conditions; and

   . cause the hydrogen supply plant to be constructed in all respects in accordance with the specifications set forth in the hydrogen supply agreement by or before December 6, 2000, subject to an extension to March 2001 if we satisfy specified conditions.

  Under specified circumstances, we may be able to change the physical facilities of our coker project.

  Operation of the Project. We will:

    . cause the coker project to be constructed, developed, operated, repaired and maintained in accordance with, among other things, prudent industry practice, the transaction documents and the major maintenance plan;

    . maintain or caused to be maintained such spare parts and inventory as are consistent with the transaction documents and prudent industry practice; and

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    . maintain or caused to be maintained at the coker project site a complete set of plans and specifications for the coker project.

  Maintenance of Separate Identity. We will:

    . maintain all aspects of our business and operations separate and apart from the Clark Entities; and

    . make all decisions with respect to our business and operations independently from the Clark Entities.

  Environmental Compliance. We will conduct our operations and maintain our properties and assets in material compliance with all applicable environmental laws, permits, licenses and other approvals and authorizations.


  Project Production. We will:

    . enter into arm's-length sales agreements for the sale or disposition of all our production, including the product purchase agreement, on terms and conditions consistent with prudent industry practice; and

    . in the case of the product purchase agreement and the services and supply agreement, promptly bill, and cause to be collected from, Clark Refining & Marketing amounts due and instruct Clark Refining & Marketing to send all payments directly to the Project Revenue Account.

  Project Documents. We will comply in all respects with, and enforce against other parties all our rights under, the project documents. We will not agree to any amendment, waiver, modification, termination or assignment of any of our rights or obligations under any project document to which we are or become a party, or provide any consent thereunder, other than in accordance with the common security agreement.

  Maintenance of Separate Identity. We will:

    . maintain all aspects of our business and operations separate and apart from the Clark Entities and hold ourselves out to the public as an entity independent from the Clark Entities; and

    . enter into all business transactions with any Clark Entity on terms and conditions that at such time are no less favorable to it than those that could been obtained by us at such time in a comparable arm's-length transaction.

  Except as may be permitted or required by the terms of any financing document, we will not:

    . commingle any of our funds, properties or assets with those of any Clark Entity;

    . guarantee or become obligated for debts of any Clark Entity or hold out our credit as being available to satisfy any obligations of any Clark Entity;

    . acquire obligations or securities of any Clark Entity;

    . pledge our assets for the benefit of, or make any loans or advances to, any Clark Entity; nor

    . incur, create or assume any indebtedness on behalf of, or transfer or lease our assets or any interest in our assets to, any Clark Entity.

  Limitation on Indebtedness. We will not create, incur, assume or suffer to exist any indebtedness other than Permitted Indebtedness.

  Preservation of Security Interests. We will preserve, maintain and perfect the security interests granted and preserve and protect the collateral. In addition, we will not, without the consent of Supermajority Secured Parties, create, assume, incur, permit or suffer to exist any lien upon, or any security interest in, any of our property, assets or contractual rights, whether now owned or hereafter acquired, except for Permitted Liens.

  Limitation on Investments and Loans. We will not make any investments or loans or advances to any person, except for Authorized Investments and down payments or prepayments to suppliers or service providers, other than to any Clark Entity, and receivables in the ordinary course of business.

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  Limitation on Guarantees. We will not assume, guarantee, endorse, contingently agree to purchase or otherwise become liable upon the obligation of any other person except:

  . by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

  . guarantees provided in connection with the granting of performance bonds to contractors and suppliers and governmental authorities made in the ordinary course of business; and

  . guarantees expressly permitted or required under the financing documents.

  Hedging. We will not enter into any swap agreements, option contracts, future contracts, options on future contracts, spot or forward contracts or other agreements to purchase or sell or any other hedging arrangements, in each case in respect of currencies, interest rates, commodities or otherwise other than Permitted Hedging Instruments.

  Use of Proceeds. All proceeds of the initial senior debt, other than the secured working capital facility, will be used solely to reimburse Clark Refining & Marketing for operating expenses incurred prior to the closing date and to pay operating expenses. All proceeds of Additional Senior Debt incurred to finance or refinance mandatory capital expenditures or discretionary capital expenditures will be used solely to finance or refinance mandatory capital expenditures or discretionary capital expenditures, as the case may be. All proceeds of Replacement Senior Debt will be used to pay or prepay senior debt or to replace senior debt commitments. Proceeds of the senior debt may be invested in Authorized Investments prior to being used in accordance with this covenant.

  Independent Consultants. We, on behalf of the secured parties, have appointed Purvin & Gertz as the initial independent engineer and the initial marketing consultant and Sedgwick of Tennessee, Inc. as the initial insurance consultant. Majority Secured Parties, upon 15 days prior written notice to the collateral trustee and each Applicable Agent, will have the right to remove an independent consultant if, in the opinion of Majority Secured Parties, that independent consultant:

  . ceases to be a consulting firm of recognized international standing;

  . has become an affiliate of us, Sabine River, Neches River, the Clark
    Entities, the oil payment insurers, an Applicable Agent or a secured party;

  . has developed a conflict of interest that calls into question such firm's capacity to exercise independent judgment in the performance of our duties in connection with the coker project; or

  .has failed to charge commercially reasonable compensation for our duties.

If any independent consultant is removed or resigns and thereby ceases to act as an independent consultant, the bank senior lenders administrative agent will promptly designate a replacement independent consultant of recognized international standing.

  Subsidiaries. Port Arthur Coker Company will not at any time own any capital stock or other ownership interest in any person other than Port Arthur Finance. Neither Port Arthur Coker Company nor Port Arthur Finance will form any new subsidiary. Port Arthur Coker Company and Port Arthur Finance will at all times maintain the status of Port Arthur Finance as a wholly owned subsidiary of the Port Arthur Coker Company.

  Credit Rating Agencies. So long as any notes are outstanding, we will take all actions as may be necessary or appropriate from time to time to cause the notes to be rated by Moody's and Standard & Poor's. If either Moody's or Standard & Poor's ceases to be a "nationally recognized statistical rating organization" registered with the Commission or ceases to be in the business of rating securities of the type and nature of the notes, we may replace it with any other nationally recognized statistical rating organization in the business of rating securities of the type and nature of the notes nominated by us and approved by Majority Bank Lenders and Majority Bondholders.

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  Accounts. We will cause the secured accounts to be established and maintained at all times in accordance with the common security agreement, will make no bank accounts other than the secured accounts and the operating account and will make no transfer, deposit or withdrawal from any secured account, except in either case as specifically permitted in the common security agreement. Port Arthur Finance will not establish or maintain any bank account.

  Insurance. We will maintain at all times the insurance required to be maintained in the common security agreement.

  ERISA. We will not adopt, sponsor, maintain, administer, contribute to, or become required to contribute to any employee benefit plan as defined in
Section 3(3) of ERISA.

  Further Assurances. We agree to do all things reasonably requested by the collateral trustee, the bank senior lenders, the oil payment insurers administrative agent or the indenture trustee to make effective, as soon as practicable, the transactions contemplated by, and to carry out the purposes of, the transaction documents.

  Oil Payment Guaranty Insurance Policy. We will maintain in place, and make all payments required to be made in respect of, the oil payment guaranty insurance policy or letters of credit required under the long term crude oil supply agreement unless and until the rating of our long-term secured debt obligations has been at least Baa2 by Moody's and BBB by Standard & Poor's for at least six consecutive months.

  Independent Director. We will give each applicable agent not less than 45 days' prior notice of any appointment of an independent director to its board of directors in accordance with the Certificate of Incorporation of Port Arthur Finance and we will not make such appointment if any applicable agent objects within such 45-day period to such proposed appointment.

  Technology. We will take all actions necessary to ensure that we possess, or have the right to use, all licenses and other rights with respect to technology prior to Final Completion, and we will maintain in place all licenses and other rights with respect to technology to the extent necessary for the development, construction, operation or maintenance of our coker project at any time.

  Amounts Received from P.M.I. Comercio Internacional. We will cause any and all amounts repaid to us by P.M.I. Comercio Internacional, whether as the result of defenses exercised by us or for any other reason, to the extent such amounts relate to any shipment of Maya crude oil for which the oil payment insurers have made payment to P.M.I. Comercio Internacional under the oil payment guaranty insurance policy, promptly to be paid directly to the oil payment insurers' administrative agent.

Reports

  We are required to deliver the following reports to the collateral trustee, each credit rating agency and the independent engineer:

  . prior to final completion, monthly construction and operating and progress reports of construction of the coker project and all change orders requested by Foster Wheeler USA;

  . after substantial reliability, monthly operating reports detailing the status of our operations;

  .  annual budget and operating plans;

  .  unaudited quarterly financial statements;

  .  audited annual financial statements;

  .  notice of any major maintenance;

  .  quarterly and annual lists of all permitted hedging instruments; and

  .  notice of specified extraordinary events.


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Insurance

  We are required at all times to keep all project property of an insurable nature and of a character usually insured, insured with insurers and reinsurers with a rating by Best's Rating Service no less than A- and a "Financial Size Category of Class IX" selected by us against such risks, with all risk property and general liability coverage, including deductibles and exclusions, and in such form and amounts as are customary for project facilities of similar type and scale to the heavy oil processing facility, including insurance against sudden and accidental environmental damage and, prior to substantial reliability, delay in start-up coverage and, after substantial reliability, business interruption and contingent business interruption insurance. We are required, at a minimum and without limiting the generality of the immediately preceding sentence, to obtain and maintain at least the coverage set forth on the schedule of required insurance set forth in the common security agreement.

  We are required to irrevocably cause:

  . with limited exceptions, each of our insurance policies and, to the extent commercially available, the related reinsurance policies to name the collateral trustee on behalf of the secured parties and the secured parties as additional insureds and sole loss payees as their interests may appear; and

  . each of our insurance policies other than third-party liability insurance and workers' compensation to require all payment of proceeds directly to the Casualty and Insurance Account or the Catastrophic Casualty Account, as the case may be.

Events of Default

  Each of the following events constitute Events of Default under the common security agreement:

  Payment Default. We default in the payment when due of principal, interest, premium or other amounts owing in respect of any senior debt or any oil payment reimbursement obligation, and, in each case, the default remains uncured or unwaived for more than five business days.

  Breach of Representation and Warranty. Any representation or warranty made by any of us, Sabine River or Neches River proves to have been false or misleading in any material respect when made.

  Breach of Covenant. Any of us, Sabine River or Neches River fails to observe or perform any obligation to be observed or performed by it under the common security agreement and such failure continues unwaived or unremedied for 30 days.

  Default Under the Financing Documents. An Event of Default has occurred and is continuing under any financing document.

  Default Under or Termination of the Project Documents. Any party to a project document fails in any material respect to observe or perform any covenant or other obligation to be observed or performed by it or to pay any amounts owing by it thereunder and that failure continues uncured, unwaived or unremedied,

  . for more than 30 days, in the case of failure under any project document to which any of our affiliates is a party or in the case of a failure to pay any amounts owing under the construction contract, the long-term crude oil supply agreement or the hydrogen supply agreement;

  . for more than 60 days, in the case of any other failure under the construction contract, the long-term crude oil supply agreement or the hydrogen supply agreement, which grace period will be extended to no more than 180 days in the aggregate if Port Arthur Coker Company is diligently pursuing a remedy for such failure, including, without limitation, by replacing the relevant project document; and

  . for more than 30 days, in the case of any other failure under any other project document.

  Insolvency. An insolvency event has occurred with respect to (1) at any time, any of us, Sabine River or Neches River or (2) prior to substantial reliability, Blackstone.

  Cross-Acceleration. Any indebtedness in an aggregate principal amount in excess of $5 million of any of us or Sabine River or Neches River has been declared due and payable or required to be prepaid or redeemed, other than by regularly scheduled required prepayment or redemption, prior to the stated maturity

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thereof, or any event or condition has occurred that permits a holder of such indebtedness to make such a declaration and any applicable grace period in the financing documents under which such indebtedness was incurred has expired.

  Attachment of Collateral. A person other than the collateral trustee, any Applicable Agents, any of the secured parties or any of their authorized representatives has attached:

  . any secured account or subaccount or funds in any secured account or subaccount; or

  . any portion of our property and assets which property and assets, individually or in the aggregate, have a book value in excess of $5 million, and such attachment remains unlifted, unstayed or undischarged for a period of 30 days.

  Security Interests Invalid. Any security interests created or purported to be created by or pursuant to the common security agreement or any security document are, in the reasonable opinion of counsel to the secured parties, not valid, perfected, first priority security interests in favor of the collateral trustee for the benefit of the secured parties to the extent specified in the legal opinions to be delivered on the closing date.

  Unsatisfied Judgments. A final judgment or final judgments in the aggregate in excess of $5 million with respect to any of us or Sabine River or Neches River, has been rendered by a court or other competent tribunal against any of us or Sabine River or Neches River and remains unpaid, unstayed, undischarged, unbonded or undismissed after the right to appeal has expired.

  Unenforceability of Agreements. Any transaction document has been repudiated or terminated by any party thereto, by operation of law or otherwise, or any material provision of any transaction document has ceased for any other reason to be valid, legally binding or enforceable against any party thereto other than the secured parties if such cessation is not cured within 30 days after notice to Port Arthur Coker Company.

  Abandonment. Abandonment has occurred.

  Failure to Achieve Substantial Reliability. We have failed to achieve substantial reliability by October 2001.

  Failure to Achieve Mechanical Completion. We have failed to achieve mechanical completion by March 2001, or by October 2001 if, commencing in March 2001:

  . we continue to pay the senior debt obligations as and when they become due;

  . we accrue monthly all senior debt obligations due and payable on the immediately succeeding Payment Date and deposit such funds at the end of each calender month into an escrow account pledged to the collateral trustee for the benefit of the secured parties;

  . we continue to pursue diligently the achievement of mechanical completion at the earliest practicable date; and

  . we have delivered to the collateral trustee a certificate setting forth in reasonable detail (1) the actions we are taking to achieve mechanical completion and (2) the proposed timetable for taking such actions, which certificate will be reviewed and confirmed by the independent engineer.

  Clark EPC Contract. The work to be performed by Clark Refining & Marketing in connection with the refinery upgrade project has not been substantially completed by October 2000, subject to an extension to February 2001 if the independent engineer certifies to the collateral trustee that this extension will not have a material adverse effect on our ability to achieve mechanical completion by March 2001.

  Hydrogen Supply Plant. The hydrogen supply plant has not been completed by December 2000, or by March 2001 if, commencing in December 2000:

    . we continue to pay the senior debt obligations as and when due; and

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    . we continue to pursue diligently the achievement of completion of the hydrogen supply plant by Air Products or by us at the earliest practicable date.

  Failure to Deposit Funds in Accounts. We fail to cause funds to be deposited into the secured accounts in accordance with the common security agreement and such failure continues unwaived or unremedied for five business days.

  We refer to any event or condition that with the passage of time or the delivery of notice or both will or could be expected to become an Event of Default as a "Potential Default."

Remedies

  Declaration of Default. A Default will occur:

  . upon receipt by the collateral trustee of one or more of:

    . a certificate from a senior lender or a senior lender group (or, in specified circumstances, the oil payment insurers administrative agent) stating that an Event of Default relating to our payment obligations has occurred and is continuing and instructing the collateral trustee to declare a Default; or

    . a certificate from Majority Lenders, or, in specified circumstances, Majority Secured Parties, stating that an Event of Default has occurred and is continuing and instructing the collateral trustee to declare a Default; and

  . automatically upon an insolvency event.

  Remedies. When an Event of Default has occurred with respect to an insolvency event, all senior debt commitments will automatically terminate and 100% of the outstanding principal amount of the senior debt, plus any premium, accrued interest, fees and other amounts due under the bank loan agreements will become immediately due and payable by us without notice of any kind.

  In the case of any other Event of Default:

    . the collateral trustee, at the direction of Majority Lenders, or, in specified circumstances, Majority Secured Parties, will take control of the secured accounts;

    . Majority Lenders, or, in specified circumstances, Majority Secured
      Parties, will have the right, at their sole option, to require us to continue to operate the heavy oil processing facility or to require us to appoint a manager or operator on terms acceptable to the Majority Lenders or Majority Secured Parties, as the case may be, which manager or operator will have the same rights that we had pre-Default to take all necessary action to operate the heavy oil processing facility;

    . each senior lender group will have the right to apply the relevant default interest rate provided for in its bank loan agreement or indenture, as applicable; and

    . Majority Lenders, or, in specified circumstances, Majority Secured
      Parties, will have the right to instruct the collateral trustee to take Enforcement Action.

  In the case of any Event of Default, Majority Lenders will have the right, at their sole option, to notify the oil payment insurers administrative agent that the second payment priority with respect to reimbursement obligations will terminate, which we refer to as a "Priority Termination Notice." Separately, either Majority Lenders or the oil payment issuers administrative agent will notify P.M.I. Comercio Internacional that the coverage provided by the oil payment guaranty insurance policy will be suspended on the earliest date permitted under the policy. The second payment priority with respect to reimbursement obligations will terminate 30 days following the effectiveness of the suspension under the policy.

  Application of Enforcement Proceeds. The collateral trustee will promptly apply proceeds from the Enforcement Proceeds Account, established by the collateral trustee upon receipt of a direction of Majority

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Lenders, at the direction of Majority Lenders, or, in specified circumstances,
Majority Secured Parties, in the following order of priority:

  . First, to the payment of all fees, indemnities and any other amounts that we owe to the collateral trustee, the bank senior lenders administrative agent, the oil payment insurers administrative agent, the indenture trustee and the depositary bank relating to services rendered in their capacity as collateral trustee, bank senior lenders administrative agent, oil payment insurers administrative agent, indenture trustee or depositary bank, as the case may be;

  . Second, to the payment of all fees, costs, expenses, indemnities and any other amounts that we owe to the secured parties and the whole amount then outstanding of senior debt obligations or reimbursement obligations and in case such moneys will not be sufficient to pay in full the whole amount due and unpaid, then to make equal and ratable payments, without any preference or priority, as among the secured parties, provided that any amounts that we owe to the oil payment insurers in respect of reimbursement obligations relating to shipments of Maya pursuant to the long term crude oil supply agreement for which title passed to us after the notice from senior lenders to the oil payment insurers administrative agent will have priority over any amounts owed to the senior lenders in respect of senior debt obligations, except to the extent that funds on deposit in the Debt Service Reserve Account have been applied to pay such reimbursement obligations; and

  . Third, after the payment in full of the senior debt obligations and the reimbursement obligations, to us or our successors, or in the case of proceeds from the transfer or disposition of all or part of the interests in Sabine River or Neches River to the Shareholders or Sabine River, as the case may be, or as a court of competent jurisdiction may otherwise direct.

Mandatory Prepayments

 Prepayments with Specified Proceeds

  Subject to our bank loan agreements, we will apply any of the following proceeds to the prepayment of senior loans, and, in specified circumstances, to prepayment of reimbursement obligations, made by the bank senior lenders and the noteholders:

    . any loss proceeds in respect of any catastrophic casualty to project property, except to the extent that they relate to any shipment of Maya for which (1) the oil payment insurers have made, or are obligated to make, payment to P.M.I. Comercio Internacional under the oil payment guaranty insurance policy or (2) the bank senior lenders have provided cash advances or letters of credit under the secured working capital facility, to the extent that such loss proceeds are not applied toward repairing, replacing or restoring the relevant project property;

    . any insurance proceeds in respect of any casualty to project property, to the extent that those proceeds will not be used to repair or replace the relevant project property; and

    . any late payments, which are not needed to pay interest, buy down payments or other payments received from Foster Wheeler USA pursuant to the construction contract to the extent we do not need to direct these funds to the payment of interest on the senior debt.

 Prepayments of Bank Senior Debt

  We will make prepayments of the bank senior debt but not the notes, on each payment date after start-up in an amount equal to 75% of excess cash flow, such amount to be determined no earlier than on each payment date.

 Prepayments of Senior Debt and Oil Payment Insurance Obligations

  We will apply the following to the prepayment of senior loans and reimbursement obligations:

    . any loss proceeds in respect of any catastrophic casualty to project property, except to the extent

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      that they relate to any shipment of Maya for which (1) the oil payment insurers have made, or are obligated to make, payment to P.M.I. Comercio Internacional under the oil payment guaranty insurance policy or (2) the bank senior lenders have provided cash advances or letters of credit under the secured working capital facility, to the extent that such loss proceeds are not applied toward repairing, replacing or restoring the relevant project property;

    . any delay in start-up, business interruption or contingent business interruption insurance proceeds that are not transferred to the Project Revenue Account; and

    . upon receipt, any condemnation compensation by governmental authority.

 Application of Prepayments

  Mandatory prepayments other than those that we make with the 75% of excess cash flow will be applied equally and ratably between the senior bank loans and the notes to reduce remaining principal installments equally and ratably as to each remaining principal installment outstanding.

  Mandatory prepayments that we make toward the bank senior debt with the 75% of excess cash flow will be applied in direct order of maturity until the principal due on the immediately succeeding Payment Date has been paid in full and then to reduce the remaining principal installments of senior bank loans in the inverse order of their maturity.

  If any mandatory prepayments required to be made are applied to reimbursement obligations outstanding at the time of prepayment, the amount or amounts prepaid will be applied equally and ratably between senior bank loans and such reimbursement obligations.

 Insurance Proceeds

  Within 60 days following the occurrence of a catastrophic casualty, we will deliver to the collateral trustee a plan for the application of these insurance proceeds and other funds available that are available to us to restore, repair or replace the project property. If, within 45 days following the later of the receipt by the collateral trustee of this plan and the deposit of these proceeds into the Catastrophic Casualty Account, Majority Lenders, or, in specified circumstances, Majority Secured Parties, notify us that in their reasonable judgment it is unlikely that, after implementation of our plan, we would be able to pay the senior debt obligations as and when they come due or be able to produce product production of substantially the same or higher quality and quantity as prior to such loss, the casualty insurance proceeds will remain in the Catastrophic Casualty Account, and we may be required to apply the proceeds to prepay senior debt and to direct the collateral trustee to transfer the relevant casualty insurance proceeds from the Catastrophic Casualty Account to the Mandatory Prepayments Account. Prepayments arising out of these insurance proceeds will be made within two business days following such transfer. The senior lenders will have the option, at our expense, to consult with the independent engineer for purposes of reviewing any plan for the application of such casualty insurance proceeds with respect to which Majority Lenders or Majority Secured Parties, as the case may be, have the right to object.

  Promptly upon the receipt of any loss proceeds relating to any shipment of Maya, we will instruct the collateral trustee to transfer such loss proceeds, to the extent the oil payment insurers have made, or are obligated to make, payment to P.M.I. Comercio Internacional under the oil payment guaranty insurance policy in respect of such shipment, from the Casualty and Insurance Account or the Catastrophic Casualty Account, as the case may be, to an account specified for such purpose by the oil payment insurers administrative agent.

Optional Prepayments

  We may make optional prepayments with respect to the senior bank loans and the notes at any time upon 30 days' prior notice to the collateral trustee and the Applicable Agent. Any optional prepayment must be accompanied by any prepayment compensation required under the applicable credit agreements. Optional

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prepayments will be applied to reduce the remaining principal installments of senior loans in the order such remaining principal installments become due.

Pro Rata and Non-Pro Rata Payments

 Pro Rata Payments

  With respect to the senior bank loans and the notes, each payment, optional prepayment or mandatory prepayment that we will make to a senior lender in respect of senior debt obligations, other than an optional prepayment or mandatory prepayment made in accordance with the following paragraph, will be an equal and ratable payment among the senior bank loans and the notes.

 Non-Pro Rata Prepayments

  Subject to the terms of the senior loan agreements, we may:

  . make an optional prepayment, in whole or in part, of senior loans owed to senior lenders in one or more senior lender groups without making an equal and ratable payment to any senior lenders in any other senior lender group if:

    . such payment is made with equity funding;

    . such payment is made with the proceeds of Replacement Senior Debt incurred by us; or

    . such payment is made from funds otherwise available for Restricted
      Payments;

  . make an optional prepayment of senior loans owed to all senior lenders without making any prepayment to the capital markets senior lenders, provided that such optional prepayment is a pro rata payment among all senior lenders, other than the capital markets senior lenders; or

  . make a mandatory prepayment in whole or in part of senior debt obligations owed to any bank senior lender if such mandatory prepayment is made in accordance with the bank senior loan agreement, or any other senior lender that is entitled to such mandatory prepayment as compensation for costs incurred by it in connection with making or maintaining its senior loans under its senior loan agreement or indenture, as applicable, in excess of costs incurred generally by the other senior lenders, or because it has become unlawful for it to honor its obligation to make or maintain senior loans under its senior loan agreement or indenture, as applicable, and it has not become unlawful generally for the other senior lenders to honor their obligations to make or maintain senior loans to us under their senior loan agreements, in either case without making an equal and ratable payment to any other senior lenders, provided that (1) such payment or prepayment is made with equity funding, (2) such payment or prepayment is made with the proceeds of Replacement Senior Debt incurred by us or (3) such payment or prepayment is made from funds otherwise available for Restricted Payments.


Additional Senior Debt

  We may incur, in addition to the initial senior debt, the reimbursement obligations and any Replacement Senior Debt and without the prior consent of the senior lenders or the oil payment insurers, Additional Senior Debt secured by the same common security package, subject to the following conditions:

  . if we plan to use the proceeds of the Additional Senior Debt solely to finance or refinance mandatory capital expenditures, a responsible officer must certify to the collateral trustee and the independent engineer that:

    . no Event of Default or Potential Default has occurred and is continuing;

    . the amount and scope of such mandatory capital expenditures are necessary to comply with a change in applicable environmental, health, safety or other laws or regulations binding on us or are otherwise necessary to operate the heavy oil processing facility; and

    . after giving effect to the incurrence of all Additional Senior Debt, and based on reasonable assumptions verified by the independent engineer:

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           . the minimum Debt Service Coverage Ratio for each remaining calendar year through final maturity of the senior debt will be not less than 1.5:1.0; and

           . the average annual Debt Service Coverage Ratio from the date of incurrence of the Additional Senior Debt through final maturity of the senior debt will be not less than 2.0:1.0;

  . if, at any time after substantial reliability, we plan to use the proceeds of such Additional Senior Debt solely to finance or refinance discretionary capital expenditures, a responsible officer must certify to the collateral trustee and the independent engineer confirms that, among other things:

    . no Event of Default or Potential Default has occurred and is continuing;

    . substantial reliability has occurred;

    . after giving effect to the incurrence of all additional senior debt, and based on reasonable assumptions verified by the independent engineer:

           . the minimum Debt Service Coverage Ratio for each remaining calendar year through final maturity of the Senior Debt as set forth in the base case model will be not less than 2.0:1.0; and

           . the average annual debt service coverage ratio from the date of incurrence of such additional senior debt through final maturity of the senior debt as set forth in the base case model will be not less than 2.6:1.0; and

    . we must obtain a credit rating reaffirmation for the notes by both
      Moody's and Standard & Poor's;

    . the aggregate principal amount of all such Additional Senior Debt for discretionary capital expenditures does not exceed $20 million if any bank senior debt remains outstanding, or $50 million if no bank senior debt remains outstanding;

    . that Additional Senior Debt ranks in right of payment, upon liquidation and in all other respects on an equal and ratable basis with all other senior debt without preference among senior debt obligations by reason of date of incurrence or otherwise and has none of the preferences with respect to reimbursement obligations; and

    . the lender of the Additional Senior Debt has executed and delivered to the collateral trustee an agreement, which includes a copy of the proposed senior loan agreement relating to the Additional Senior Debt, setting out that it agrees:

           . to become a party to the common security agreement and the transfer restrictions agreement described under "Description of Our Principal Financing Documents--Transfer Restrictions Agreement" below;

           . to be bound as a senior lender by all the terms and conditions of the common security agreement and the transfer restrictions agreement; and

           . to perform all the obligations of a senior lender under the common security agreement and the transfer restrictions agreement.

  Any incurrence of Additional Senior Debt other than in accordance with the above terms will require the prior consent of Requisite Lenders.

Replacement Senior Debt

  We may incur Replacement Senior Debt, secured by the same common security package and entitled to the benefits of the common security agreement and the security documents, to replace the initial senior debt, without the consent of the senior lenders or the oil payment insurers for the purpose of paying or prepaying all or any part of the initial senior debt or replacing all or part of the unutilized or canceled part of the related outstanding senior debt commitments, subject to the specified conditions including the following:

           . the aggregate principal amount of such Replacement Senior Debt does not exceed the sum of

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            the amount of senior debt obligations being paid or prepaid and the unutilized or canceled part of the senior debt commitments being replaced;

           . the Replacement Senior Debt has a Weighted Average Life no shorter, and a final maturity date no earlier, than that of the Senior Debt being replaced;

           . the projected average debt service coverage ratio through January
             15, 2009, calculated on a pro forma basis reflecting the incurrence of the Replacement Senior Debt but not modifying any of the other assumptions made in the base case model described in Annex B to this prospectus is not less than 2.2:1.0; and

           . we have obtained a reaffirmation of the then current credit rating of notes by both Moody's and Standard & Poor's, provided that no reaffirmation will be required if the Replacement Senior Debt is Bank Senior Debt and bears interest at a rate, or, in the case of a floating rate facility, a margin, that is equal to or lower than that on the Bank Senior Debt being replaced and no changes other than the interest rate or margin, as applicable, or administrative, procedural, mechanical or other de minimis changes are made.

  Any incurrence of Replacement Senior Debt other than in accordance with these conditions will require the prior consent of Requisite Lenders.

Replacement for Oil Payment Guaranty Insurance Policy

  We may enter into one or more letters of credit or similar instruments satisfying the requirements of the long term crude oil supply agreement to replace the oil payment insurance guaranty policy in its entirety, but not in part, without the consent of the senior lenders or the oil payment insurers, provided that the conditions specified in the common security agreement are satisfied.

Guarantee

  Each of Port Arthur Coker Company, Sabine River and Neches River have unconditionally and fully guaranteed jointly and severally, all obligations of Port Arthur Finance under the common security agreement and the other financing documents.

Governing Law

  The common security agreement is governed by the laws of the State of New
York.

                  Secured Construction and Term Loan Agreement

  We, the bank senior lenders and the bank lenders administrative agent entered into a loan agreement, dated as of August 19, 1999, that provides for our borrowing from the bank senior lenders $325 million to finance the construction, development and operation of our coker project. The secured construction and term loan facility is split into a Tranche A of $225 million with a term of 7.5 years and a Tranche B of $100 million with a term of 8 years. Under specified circumstances, the aggregate amount of the construction and term loan facility may be reallocated between the tranches with our consent, which may not be unreasonably withheld. In November 1999, the bank senior lenders requested that we reallocate $5 million from Tranche A to Tranche B. Tranche A loans will be amortized over time. As required under the secured construction and term loan agreement, we drewdown the entire amount of the Tranche B loans in October 1999. Other than the $500,000 semiannual principal payments discussed below, all principal amount of the Tranche B loans will be due and payable on maturity. Drawdowns of the construction and term loans must be accompanied by equal and ratable contributions of equity or deeply subordinated debt from Blackstone and Occidental. We will make interest and principal payments on the Tranche A loans semiannually on each January 15 and July 15, commencing on
January 15, 2000 in the case of interest and on January 15, 2002 in the case of principal. With respect to the Tranche B loans, we will make interest payments quarterly on each January 15, April 15, July 15 and October 15, commencing on January 15, 2000, and we will make principal payments in the amount of $500,000 semiannually on each January 15 and July 15, commencing on January 15, 2002, with the remaining principal being repaid in full on the maturity date.

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  Senior debt obligations under the construction and term loan agreement rank equally and ratably in right of payment and liquidation with each other and with all other senior debt obligations. Senior debt obligations under the construction and term loan agreement in general also rank equally and ratably in right of liquidation with our reimbursement obligations relating to the oil payment guaranty insurance policy described under "Description of Our Principal Financing Documents--Guaranty Insurance Policy and Reimbursement Agreement" below, but will generally rank junior in right of payment to those reimbursement obligations.

                        Secured Working Capital Facility

  Under a secured working capital facility, the bank senior lenders will provide us up to $35 million of working capital in the form of cash advances or letters of credit. In February 2000, our working capital facility was reduced from $75 million to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to P.M.I. Comercio Internacional to secure against a default by us under our long term oil supply agreement, was replaced by an insurance policy under which an affiliate of American International Group agreed to insure P.M.I. Comercio Internacional against our default under the long term oil supply agreement up to a maximum liability of $40 million. This affiliate of American International Group is treated as a bank senior lender under the common security agreement. The $35 million available under the secured working capital facility may be used to meet cash needs of our coker project. Drawdowns under the secured working capital facility, other than letters of credit provided in connection with the long term crude oil supply agreement, will rank equally and ratably in right of payment and liquidation with all other senior debt obligations. The letters of credit provided in connection with the long term crude oil supply agreement will rank equally and ratably, in all respects, with our reimbursement obligations relating to the oil payment guaranty insurance policy.

       Oil Payment Guaranty Insurance Policy and Reimbursement Agreement

  Winterthur issued an oil payment guaranty insurance policy for the benefit of P.M.I. Comercio Internacional in order to guarantee our payment obligations to P.M.I. Comercio Internacional under the long term crude oil supply agreement for shipments of Maya. We will pay the premiums and any interest with respect to any amounts drawn under the oil payment guaranty insurance policy to Winterthur. Winterthur will reinsure a portion of its exposure under the oil payment guaranty insurance policy with a syndicate of reinsurers.

  Maximum Amount. For the period from and including the coverage start date to and including the date on which we give the full coverage start notice to the oil payment insurers, the maximum coverage amount is $15 million, and after that period, the maximum coverage amount is $150 million. In each case, the coverage available to us is the maximum amount less any outstanding reimbursement obligations that we owe to the oil payment insurers.

  Coverage Period. The coverage must start no later than March 1, 2001, subject to extension up to October 1, 2001, provided that Majority Secured Parties may vote to extend the outside start date up to March 1, 2002. Coverage under the oil payment guaranty insurance policy will terminate upon the earlier of (1)
10.5 years after the closing date and (2) the date on which all senior debt obligations have been repaid in full.

  Premiums. The annual premium was paid in advance on August 19, 1999, and will be payable annually in advance on each anniversary of such date.

  Security. Under the reimbursement agreement, payments by the oil payment insurers to P.M.I. Comercio Internacional on our behalf give rise to reimbursement obligations in favor of the oil payment insurers that we must repay. The oil payment insurers will be a party to, and get the benefit of, the common security agreement, the intercreditor agreement and the transfer restrictions agreement. In particular, the oil payment insurers share on an equal and ratable basis in the first priority security interest in all collateral granted to all secured parties under the common security agreement, but have the possibility for priority access as described under "--Payment and Liquidation Priorities" below.

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  Payment and Liquidation Priorities. For purposes of the cash waterfall in the common security agreement, reimbursement obligations will at all times rank below our operating expenses but above senior debt obligations. However, if senior lenders, following the occurrence of an Event of Default, notify the oil payment insurers administrative agent that the oil payment insurers priority position will terminate, any reimbursement obligations that remain unpaid after 30 days following the effectiveness of that notice will be treated like senior debt obligations in the cash waterfall. Immediately prior to the expiration of that 30-day period, the collateral trustee will be instructed to apply any amounts that are then on deposit in the Project Revenue Account, less any amount earmarked to pay outstanding invoices for oil payments or other project expenses in the ordinary course of business, to repay any outstanding reimbursement obligations.

  For purposes of liquidation rights, oil payment insurers administrative agents generally rank equally and ratably with all other senior debt. If, however, an Event of Default occurs under the common security agreement, but senior lenders do not notify the oil payment insurers administrative agent that the oil payment insurers' priority position will terminate, then the oil payment insurers have the right to request the senior lenders to permit satisfaction in full of all reimbursement obligations then outstanding. If and to the extent that outstanding reimbursement obligations are not satisfied within the 30 calendar days immediately following notice from us to the collateral trustee and the administrative agents of the relevant default, then any and all reimbursement obligations arising in respect of shipments of Maya originating after the notice from us will have priority in right of liquidation, in addition to the payment priority described above, over all other senior debt.

  Voting Rights. Upon the expiration of the 30-day period referred to above, the oil payment insurers will become vested with all voting rights of senior debt holders, to the extent of reimbursement obligations then outstanding. At all other times, the oil payment insurers will have voting rights, based upon the maximum amount, only under specified circumstances.

  Suspension Events. Upon the occurrence of any of the following events and following five days notice to P.M.I. Comercio Internacional, the oil payment insurers may in their sole discretion suspend the coverage provided with respect to any shipments of Maya thereafter, provided that shipments for which title has already passed to us will continue to be covered by the oil payment guaranty insurance policy:

  . if (1) the premium for the oil payment guaranty insurance policy is not paid in full when due, (2) such default is not cured within 10 business days immediately following the due date and (3) P.M.I. Comercio Internacional has been notified, then the oil payment guaranty insurance policy coverage may be suspended for the relevant year until the premium is paid in full; and

  . if (1) senior lenders have notified the oil payment insurers administrative agent that the oil payment insurers' priority position will terminate, then the coverage will be suspended for the duration of the relevant default.

  Termination Events. Upon the occurrence of any of the following events and following five days notice thereof to P.M.I. Comercio Internacional, Winterthur may in its sole discretion terminate, or, at its election, suspend, the coverage provided with respect to any shipments of Maya thereafter, provided that shipments for which title has already passed to us will continue to be covered by the oil payment guaranty insurance policy:

  . an Event of Default under the common security agreement caused by a payment default or termination of principal project documents has occurred and continued for at least six months;

  . an insolvency event has occurred with respect to (1) at any time, any of us, Sabine River or Neches River or (2) prior to substantial reliability, Blackstone;

  . abandonment has occurred;

  . senior lenders are taking Enforcement Action under the common security agreement in respect of any other Event of Default;

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  . the coverage provided by the oil payment guaranty insurance policy has been suspended for at least 30 consecutive days, or, if applicable, 30 consecutive days following the expiration of any cure period; or

  . we have failed to give Winterthur a notice to start coverage under the oil payment guaranty insurance policy by the dates set forth in "-- Coverage Period" above.

  If Winterthur gives notice of suspension or termination of the oil payment guaranty insurance policy to P.M.I. Comercio Internacional more than five days but less than eight days prior to the scheduled loading of one of our Maya shipments, P.M.I. Comercio Internacional's claim under the oil payment guaranty insurance policy may include the liquidated damages payable with respect to late cancellations of scheduled shipments under the long term crude oil supply agreement in an amount equal to 15% of the price of the cancelled shipment.

  We, the oil payment insurers and the oil payment insurers administrative agent entered into a reimbursement agreement dated as of August 19, 1999. Pursuant to the reimbursement agreement, payments made by the oil payment insurers in respect of a claim by P.M.I. Comercio Internacional under the oil payment guaranty insurance policy will result in our corresponding, immediately payable reimbursement obligations that are due no later than six months following the date of their incurrence. In addition, to the extent the oil payment insurers have made payments with respect to particular shipments of Maya, it will be subrogated to any and all rights we may have (1) against any other insurer with respect to such shipments, for example, based upon marine or casualty insurance, or (2) against the beneficiary for any payments to be returned.

  Oil payment insurance reimbursement obligations will accrue interest on a daily basis at a rate per annum of 7-day LIBOR plus the applicable margin plus 2%.

  Any failure by us to pay in full any oil payment insurers administrative agent within the six months following the incurrence of such oil payment insurers administrative agent will constitute an Event of Default under the common security agreement.

                    Debt Service Reserve Insurance Guarantee

  Winterthur issued a debt service reserve insurance guarantee on August 19, 1999, for the benefit of the secured parties in order to guarantee up to $60 million to the credit of the Debt Service Reserve Account. However, we and the collateral trustee may mutually agree to reduce this amount permanently. Winterthur will reissue a portion of its exposure under the debt service reserve insurance guarantee with the same syndicate of reinsurers that will reinsure the guaranty insurance policy.

  The debt service reserve insurance guarantee is available if, and only to the extent that, the funds then on deposit in the Principal & Interest Accrual Account and the Debt Service Reserve Account are insufficient to make scheduled payments on the senior debt on a payment date. The amount that may be drawn on any Payment Date is equal to the aggregate amount of senior debt obligations then due less (1) the balance in the Principal & Interest Accrual Account and
(2) the balance in the Debt Service Reserve Account, including, in each of cases (1) and (2), cash and any Authorized Investments. We may not draw down solely for the purpose of covering any shortfall in the Debt Service Reserve Account at any time if no senior debt obligations are then due.

  Coverage Period. Drawings will be permitted during the period commencing on the date substantial reliability is achieved and ending on the tenth Payment Date after that date, provided that the coverage will automatically terminate early if and when the debt service reserve insurance guarantee is replaced.

  Premium and Interest. We paid the annual premium for the coverage provided by the agreement in advance on August 19, 1999, and must pay the premium annually in advance on each anniversary such date.

  Any amounts that we draw down under this arrangement will accrue interest on a daily basis at a rate of 500 bps above 7-day LIBOR.

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  Subordination. Payments of interest on drawdowns under this arrangement will be subordinated in right of payment to (1) the prior payment in full of all senior debt obligations and all oil payment insurance obligations related to the guaranty insurance policy then due and (2) any deposits then required to be made into the Principal and Interest Accrual Account, Tax Reserve Account, Major Maintenance Account, Debt Service Reserve Account and P.M.I. Surplus Reserve Account, but excluding any Restricted Payments. Payments of principal in respect of drawdowns will be further subordinated. We may only make repayments of principal in respect of drawdowns under the agreement on a Payment Date, after applying the 75% of the cash flow available at priority position tenth under "--Common Security Agreement--Accounts Structure-- Withdrawal from Accounts Pre-Default" to the prepayment of bank senior debt obligations as set forth in the common security agreement. Once the bank senior debt is repaid, we may repay principal in respect of drawdowns using 100% of such cash flow, as set forth in the common security agreement.

  Pledge. Winterthur is required to pledge any amounts extended under the debt service reserve insurance guarantee to the secured parties.

  Subordinated Lien on Collateral. Winterthur has a subordinated lien on all collateral that we have pledged to the senior lenders. This subordinated lien secures our obligation to reimburse Winterthur for payments made by it under the debt service reserve insurance guaranty.

  Scheduled Contributions to Debt Service Reserve Account. Pursuant to the common security agreement, on the sixth Payment Date and each of the four immediately succeeding Payment Dates, we must deposit at least $12 million into the Debt Service Reserve Account, but no deposits will be required to the extent the minimum balance of the Debt Service Reserve Account required at any time has already been reached through payments out of excess cash flow as described below. Upon each deposit, the guarantee amount available under this arrangement will be automatically and permanently reduced by a corresponding amount. These scheduled contributions to the Debt Service Reserve Account will be subordinated in right of payment to payments of interest on drawdowns under the arrangement.

  Replacement of Debt Service Reserve Insurance Guarantee. On each Payment Date after substantial reliability during the coverage period, so long as no principal amount drawn under the agreement remains outstanding, we will be required to transfer additional funds to the Debt Service Reserve Account in an amount equal to 25% of the cash flow available at priority position tenth under "--Common Security Agreement--Accounts--Withdrawal from Accounts Pre-Default" after applying 75% of such cash flow to the prepayment of bank senior debt. At any time when the construction and term loans are repaid and all commitments to lend under those loans have been terminated, we will be required to transfer funds in an amount equal to 100% of such cash flow to the Debt Service Reserve Account. Upon each such transfer, the guarantee amount available under this arrangement will be automatically and permanently reduced by a corresponding amount. If and when the Debt Service Reserve Account has been fully funded up to the amount of senior debt obligations due within the succeeding six-month period, this arrangement will automatically terminate and thereafter the obligation to fund the Debt Service Reserve Account will rest solely with us.

  Acceleration. Our obligations under this arrangement cannot be accelerated and no Event of Default can be declared by Winterthur unless and until (1) the secured parties have done so pursuant to the common security agreement or (2) all outstanding senior debt obligations have been repaid in full, whichever occurs first.

                        Transfer Restrictions Agreement

  We, Clark Refining Holdings, Sabine River, Neches River, Blackstone, the collateral trustee, the bank lenders administrative agent, the oil payment insurers administrative agent and the indenture trustee entered into a transfer restrictions agreement, dated as of August 19, 1999, that generally provides that none of us, Clark Refining Holdings, Sabine River, Neches River nor Blackstone will effect, or permit any Affiliate to

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effect, any transfer of such party's direct or indirect interest, if any, in us, Clark Refining & Marketing or the Port Arthur refinery. Transfers will be permitted in limited situations, including those set forth below.

  Transfers by Blackstone. Blackstone has the right to dispose of its equity interest in Clark Refining Holdings:

  . prior to final completion of our coker project:

    . to a transferee that is rated investment grade by both Standard &
      Poor's and Moody's after giving effect to the transfer; or

    . any other transferee with (1) the affirmative vote of 51% of bank lenders and (2) the affirmative vote of 51% of the noteholders or the reaffirmation by both Standard & Poor's and Moody's of the then-current credit rating applicable to the notes, provided that either Blackstone retains its equity funding commitment obligation or the transferee assumes such obligations; or

    . in part but not in whole by means of a primary or secondary public or Rule 144A offering or private sale, so long as Blackstone (1) retains not less than 40% of the total capital stock outstanding of Clark Refining Holdings or (2) remains the largest single direct or indirect shareholder of Clark Refining Holdings and maintains the direct or indirect right to appoint no fewer than one-third of the members of the board of directors of Clark Refining Holdings provided in each case that Blackstone retains its obligations to fund any unfunded equity commitment; and

  . following final completion of our coker project, in any manner.

  Transfers by Clark Refining Holdings. Following final completion, Clark Refining Holdings may dispose of its indirect interest in the Port Arthur refinery, Clark Refining & Marketing and Port Arthur Coker Company, in whole but not in part, to a transferee that is engaged in petroleum refinery operations or continuous chemical processes, provided that if the transferee is not rated investment grade by both Standard & Poor's and Moody's after the transfer, (1) Clark Refining Holdings has obtained the consent of Majority Lenders and (2) Standard & Poor's and Moody's have reaffirmed the rating on the Senior Debt at or above the then-current rating, provided further that, in any case, if the transfer is by means other than a transfer of all the shares of Clark Refining & Marketing or Clark USA, the transferee assumes all obligations of Clark Refining & Marketing with respect to the coker project.

  Other Transfers. Any other transfer will require the consent of requisite lenders.

                            Intercreditor Agreement

  The intercreditor agreement governs the rights and obligations, including sharing of information, notice of non-pro rata payments, general consultation, voting restrictions and termination of commitments, among the collateral trustee, acting on behalf of the secured parties, the bank lenders administrative agent, acting on behalf of the bank senior lenders, the oil payment insurers administrative agent, acting on behalf of the oil payment insurers, and the indenture trustee, acting on behalf of the noteholders.

                         Registration Rights Agreement

  Pursuant to the registration rights agreement, we have agreed with the initial purchasers, for the benefit of the holders of the notes, that we will file and use our reasonable best efforts to cause to become effective, at our cost, either a registration statement with respect to a registered offer to exchange the notes for a series of debt securities which are in all material respects substantially identical to the notes or a shelf registration covering resales of the notes. Upon a registration statement with respect to the exchange offer being declared effective, we will offer the exchange notes in return for surrender of the notes. The offer will remain open for no less than 20 business days after the date notice of the exchange offer is mailed to you. For each outstanding

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note surrendered to us under the exchange offer, you will receive exchange notes in an equal principal amount. Interest on each exchange note will accrue from the last date on which interest was paid on the outstanding note so surrendered or, if no interest has been paid, since August 19, 1999.

  In the event that we determine in good faith that applicable interpretations of the staff of the Securities and Exchange Commission or other circumstances specified in the registration rights agreement do not permit us to effect such an exchange offer, or we so elect, we will, at our cost, use reasonable best efforts, subject to customary representations and agreements of the noteholders to have a shelf registration statement covering resale of the notes declared effective and kept effective for up to two years after the closing date, subject to specified exceptions in the registration rights agreement. We will, in the event of such a shelf registration, provide to each noteholder copies of the prospectus, notify noteholders when a registration statement for the notes has become effective and take other actions as are appropriate to permit resale of the notes.

  In the event that such exchange offer is not consummated or such registration statement is not declared effective within 270 days following the closing date, the annual interest rates on the notes will increase by one half of one percent, 50 basis points, effective on the 271st day following the closing date, which increase will remain in effect until the date on which such exchange offer is consummated or such registration statement will have become effective.

  Each noteholder who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to represent, among other things, that any exchange notes to be received by it will be acquired in the ordinary course of business and that at the time of the commencement of the exchange offer it will have no arrangement with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act.

  A noteholder that sells its notes pursuant to a shelf registration generally will be required to be named as a selling holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with such sale and will be required to agree in writing to be bound by the provisions of the registration rights agreement which are applicable to such noteholder, including indemnification obligations.

                    Definitions for Our Financing Documents

  "Applicable Agent" means, (1) in the case of the noteholders, the indenture trustee, (2) in the case of the initial bank lender group, the bank lenders administrative agent, (3) in the case of any other senior lender group, the person notified to the collateral trustee as the Applicable Agent for such senior lender group, and (4) in the case of the oil payment insurers, the oil payment insurers administrative agent.

  "Authorized Investments" means (1) investments maturing within one year after the acquisition thereof in (a) United States government securities, (b) deposits with banks or trust companies with a rating of at least A-1 from Moody's and A from Standard & Poor's and at least $500 million of shareholders' equity or (c) commercial paper by an issuer rated at least P-1 from Moody's and A-1 from Standard & Poor's and which has at least $500 million of shareholders' equity or (2) investments in any money market fund having a rating in the highest investment category granted by Moody's or Standard & Poor's, including any such fund for which the depositary bank or any affiliate thereof serves as investment manager, administrator or custodian.

  "Clark Entities" means Clark Refining Holdings, Clark USA and Clark Refining & Marketing.

  "Debt Service Coverage Ratio" means for any period, the ratio of (1) the aggregate of cash proceeds minus project expenses for such period to (2) senior debt obligations, other than pursuant to optional prepayments or mandatory prepayments, paid or expected to be paid during such period, as the case may be.


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  "Enforcement Action" means, any or all of the following: (1) the application charge or set-off of funds in the secured accounts to the payment of senior debt obligations and the oil payment insurers administrative agents, (2) the declaration of the principal of the senior debt immediately due and payable,
(3) the exercising of any power of sale or other rights granted by any financing document, and (4) the taking of any other legal, equitable or other remedy or action.

  "Majority Bank Lenders" means holders of more than 50% of the aggregate outstanding principal amount of bank senior debt, including, without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments.

  "Majority Bondholders" means holders of more than 50% of the aggregate outstanding principal amount of the notes.

  "Majority Lenders" means, (1) at any time when the aggregate outstanding principal amount of bank senior debt, including, without limitation, any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments is equal to or exceeds 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, either (a) Majority Bank Lenders or (b) holders of more than 25% of the aggregate outstanding principal amount of the notes, and
(2) at any time when the aggregate outstanding principal amount of bank senior debt, including, without limitation, any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility and bank senior debt commitments is less than 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, the holders of more than 25% of the aggregate outstanding principal amount of senior debt and senior debt commitments.

  "Majority Secured Parties" means either (1) holders of more than 50% of the aggregate principal amount of bank senior debt, including, without limitation, any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, bank senior debt commitments and the oil payment commitment, or, under specified circumstances, the aggregate principal amount of oil payment reimbursement obligations then outstanding, taken together, or (2) holders of more than 25% of the aggregate outstanding principal amount of the notes.

  "Material Adverse Effect" means a material adverse effect on (1) the business, assets, operations, properties, financial condition or prospects of any of us or Sabine River or Neches River, (2) our ability to construct the coker project and operate the heavy oil processing facility in accordance with the transaction documents, (3) the rights and remedies of any secured party,
(4) our ability to pay any senior debt obligations when due or (5) the ability of any of us or Sabine River or Neches River, our affiliate or any other party to perform its material obligations under any transaction document.

  "Permitted Indebtedness" means (1) indebtedness in respect of our obligations under the financing documents, (2) permitted hedging instruments, (3) trade accounts payable in the ordinary course of business and (4) subordinated debt.

  "Permitted Liens" means (1) liens to secure senior debt obligations, (2) judgment liens that are not currently dischargeable or that have been discharged or stayed or appealed within 30 days after the date of such judgment, (3) subordinated liens securing our reimbursement obligations under the debt service reserve insurance guarantee or our obligations under the long term crude oil supply agreement, (4) liens on cash eligible for restricted payments under the common security agreement and (5) some other customary permitted liens.

  "Projected Tax Reserve Amount" means the total of (1) the amount of taxes other than income or franchise taxes or operational taxes that are considered Project Expenses projected to become due and payable on or before the next two succeeding Payment Dates and (2) the amount of income or franchise taxes that are

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projected to be incurred or that will become due and payable on or before the next two Payment Dates by Sabine River and/or Neches River either directly to a taxing authority or pursuant to the Tax Sharing Agreement in respect of their allocable share of the taxable income of Port Arthur Coker Company.

  "Requisite Bank Lenders" means holders of more than 66 2/3% of the aggregate principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments.

  "Requisite Lenders" means (1) at any time when the aggregate outstanding principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments is equal to or exceeds 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, (a) Requisite Bank Lenders and (b) either Majority Bondholders, or, under specified circumstances, Requisite Bondholders, or a ratings reaffirmation of the notes by both Moody's and Standard & Poor's, and
(2) when the aggregate outstanding principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments is less than 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, either (a) the holders of more than 50% of the aggregate outstanding principal amount of senior debt and senior debt commitments or (b) a ratings reaffirmation of the notes by both Moody's and Standard and Poor's.

  "Requisite Secured Parties" means (1) holders of more than 66 2/3% of the aggregate principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, bank senior debt commitments and the oil payment commitment, or, under specified circumstances, the aggregate principal amount of oil payment reimbursement obligations then outstanding, taken together, and (2) either (a) Majority Bondholders, or, in specified circumstances, Requisite Bondholders, or (b) a credit rating reaffirmation or the notes by both Moody's and Standard & Poor's.

  "Shareholder" means each of Blackstone, Occidental and Clark Refining Holding and each other shareholder, directly or indirectly, holding the outstanding capital stock of Sabine River.

  "Supermajority Bank Lenders" means holders of more than 75% of the aggregate outstanding principal amount of bank senior debt and bank senior debt commitments.

  "Supermajority Lenders" means (1) at any time when the aggregate outstanding principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments is equal to or exceeds 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, Supermajority Bank Lenders and either Supermajority Bondholders or a ratings reaffirmation of the notes by both Moody's and Standard & Poor's, and (2) at any time when the aggregate outstanding principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, and bank senior debt commitments is less than 15% of the aggregate outstanding principal amount of senior debt and senior debt commitments, (a) holders of more than 75% of the aggregate outstanding principal amount of senior debt and senior debt commitments or (b) a credit ratings reaffirmation of the notes by both Moody's and Standard & Poor's.

  "Supermajority Secured Parties" means (1) holders of more than 75% of the aggregate outstanding principal amount of bank senior debt, including without limitation any insurance product replacing the "Compensating Letter of Credit" under the secured working capital facility, bank senior debt commitments and the oil payment commitment, or, under specified circumstances, the aggregate principal amount of oil payment reimbursement obligations then outstanding, taken together, and (2) either (a) Supermajority Bondholders or (b) a credit ratings reaffirmation of the notes by both Moody's and Standard & Poor's.


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  "Weighted Average Life" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the total of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the numbers of years calculated to the nearest one-twelfth that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

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                         BOOK-ENTRY; DELIVERY AND FORM

  The exchange notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form, without interest coupons that will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, on behalf of the acquirors of exchange notes represented thereby for credit to the respective accounts of the acquirors, or to such other accountants as they may direct, at DTC, or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or Cedel Bank, societe anonyme. Procedures for tendering outstanding notes in the exchange offer through the DTC book-entry system are described under "The Exchange Offer--Book Entry Transfer."

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                             SPECIAL LEGAL ASPECTS

  We have taken steps in structuring the transactions contemplated hereby that are intended to ensure that the voluntary or involuntary application for relief under the United States Bankruptcy Code or similar state laws by Clark Refining & Marketing, Clark Refining Holdings or Clark USA will not result in the consolidation of our assets and liabilities with those of such entities or any of their affiliates, other than Blackstone, Occidental, Sabine River or Neches River. These steps include:

  . the appointment of an independent director to the board of directors of each of the two corporate partners of Port Arthur Coker Company and to Port Arthur Finance;

  . our creation, and the creation of Sabine River and Neches River, pursuant to organizational documents containing limitations, including restrictions on the nature of our and their, business and restrictions on our, and their, ability to commence a voluntary case or proceeding under bankruptcy law with respect to ourselves without the prior unanimous affirmative vote of all of our, or their, directors;

  . the on-going maintenance of Occidental's 10% common equity ownership in Sabine River separate and independent from the ownership interest of Clark Refining Holdings;

  . the operation of our new processing units by our own employees and our employment of an individual responsible for our accounting and

  . our agreement to covenants intended to ensure the maintenance of our separate existence, including, among other covenants, to maintain separate books and records, to conduct our business in our own name. However, notwithstanding the foregoing, we cannot assure you that our activities would not result in a court concluding that our assets and liabilities should be consolidated with those of Clark Refining & Marketing, Clark Refining Holdings or Clark USA in a proceeding under any bankruptcy law. If a court were to reach such a conclusion, then delays in distributions on the notes could occur or reductions in the amounts of such distributions could result.

  We have received an opinion of our counsel to the effect that, subject to specified facts, assumptions and qualifications, it would not be a proper exercise by a court of its equitable discretion to disregard separate existence and to require the consolidation of our assets and liabilities with the assets and liabilities of Clark Refining & Marketing, Clark Refining Holdings or Clark USA in the event of the application of any bankruptcy law to any of these entities. Such opinion, however, points out that the risk of substantive consolidation may be higher in a situation in which unique assets critical to the business operations and successful reorganization of the bankrupt--so called "core assets"--are held by a related entity and there is relatively little judicial experience with respect to assets that may be considered "core assets" of a debtor.

  In addition, among other things, this opinion of counsel assumes, for purposes of such opinion, that we will follow procedures in the conduct of our affairs, including maintaining separate records, books of account and bank accounts, maintaining adequate capital, refraining from commingling our assets and refraining from holding ourselves out as having agreed to pay, or being liable for, each other's debts and that the 10% equity interest of Occidental in our general partner will be maintained and no portion of such interest will be transferred, directly or indirectly to Clark Refining & Marketing, Clark Refining Holdings or Clark USA. We and Clark Refining & Marketing will represent to such counsel that we and Clark Refining & Marketing will follow these and other procedures related to maintaining our separate existence.

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                            U.S. FEDERAL INCOME TAX
                       CONSEQUENCES OF THE EXCHANGE OFFER

Exchange of Notes

  The following summary describes the material U.S. federal income tax consequences of the exchange offer. The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period the outstanding note and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

  In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

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                              PLAN OF DISTRIBUTION

  Until August 6, 2000, 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Port Arthur Finance has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 120 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers. In addition, dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

  Port Arthur Finance will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 120 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers, Port Arthur Finance will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Port Arthur Finance has agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of outstanding notes, except as expressly set forth in the registration rights agreement, and will indemnify the holders of outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act. In the event of a shelf registration, Port Arthur Finance has agreed to pay the expenses of one firm of counsel designated by the holders of notes covered by the shelf registration.

  If you are an affiliate of Port Arthur Finance or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act of 1933 in connection with any resale transaction.

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                                 LEGAL MATTERS

  Our counsel, Simpson Thacher & Bartlett, New York, New York, will issue an opinion regarding the validity of the notes and other specified legal matters.

  Simpson Thacher & Bartlett provides legal services to Clark Refining Holdings, Clark USA and Clark Refining & Marketing, as well as Blackstone and its affiliates, on a regular basis. In addition, Simpson Thacher & Bartlett provided legal services to these parties in connection with some of the transactions described in this prospectus. Some partners of Simpson Thacher & Bartlett and related persons have an indirect interest in less than 1% of the common stock of Clark Refining Holdings.

                                    EXPERTS

  The consolidated financial statements of Port Arthur Coker Company L.P. and Subsidiary as of December 31, 1999 and for the period from May 4, 1999, inception, to December 31, 1999 included in this registration statement have been audited by Deloitte & Touche LLP, as stated in their report, which is included elsewhere in this prospectus, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Sabine River Holding Corp. and Subsidiaries as of December 31, 1999 and for the period from May 4, 1999, inception, to December 31, 1999 included in this registration statement have been audited by Deloitte & Touche LLP, as stated in their report, which is included elsewhere in this prospectus, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Clark Refining & Marketing as of and for the years ended December 31, 1997, 1998 and 1999 included in Annex A to this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are also included in Annex A to this prospectus, and have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

  Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our or Purvin & Gertz's estimates regarding the coker project contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the aforementioned estimates.

                              INDEPENDENT ENGINEER

  Purvin & Gertz prepared the independent engineer's report included as Annex B to this prospectus. We include this report in this prospectus in reliance upon Purvin & Gertz's authority as a leading consulting and engineering firm experienced in review of the design, development and operation of petroleum refinery projects. You should read this report in its entirety for information with respect to our coker project and the related matters discussed this report.

                         INDEPENDENT MARKET CONSULTANT

  Purvin & Gertz prepared the crude oil and refined products market report included as Annex C to this prospectus. We include this report in this prospectus in reliance upon Purvin & Gertz's authority as a consultant in evaluation of Maya and other refinery feedstock markets and related matters. You should read this report in its entirety for information with respect to our coker project and the related matters discussed this report.


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                             AVAILABLE INFORMATION

  We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement for further information. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, however, we believe that all material terms of these documents and contracts are accurately summarized in this prospectus.

  We are not currently required by the Exchange Act to file reports with the U.S. Securities and Exchange Commission. At a future date, however, we may be required to file reports with the Commission. Prior to any date on which we are required to file such reports, we will provide without charge, upon written request of a holder of a note or a prospective investor, a copy of such information as is required by Rule 144A to enable resales of the notes to be made in compliance with Rule 144A unless, at the time of such request, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Any such request will be subject to the confidentiality provisions referred to below. Written requests for such information should be addressed to the Corporate Secretary at our executive offices located at 1801 S. Gulfway Drive, Office No. 36, Port Arthur, Texas 77640. Each prospective investor agrees to keep confidential the various documents and all written information that from time to time have been or will be disclosed to it concerning us and our coker project, including without limitation, any of the financial statements and information disclosed hereunder, and agrees not to disclose any portion of the same to any person.

  Clark Refining & Marketing, Occidental, Foster Wheeler Corporation, Air Products and PEMEX are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act have filed reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants, such as Clark Refining & Marketing, Occidental, Foster Wheeler Corporation and Air Products, that file electronically with the Commission.

  In addition, we have attached as Annex A to this prospectus additional information regarding Clark Refining & Marketing. You are urged to read such information in its entirety.

                          GLOSSARY OF TECHNICAL TERMS

  "API gravity": a method of differentiating crude oil quality which is closely correlated to product yields. In other words, the processing of a crude oil with a higher API gravity should result in increased yields of higher valued products when compared to the processing of a crude oil with a lower API gravity.

  "backcast": a financial modeling method used by Purvin & Gertz in its report, which is included in this prospectus as Annex B, to analyze expected cash flows, debt service coverage ratios and other financial results of our coker project using a price set for crude oil and refined products based on actual prices for a representative time period in the recent past.

  "barrels per stream day" or "barrels per day": a measurement of the capacity of a particular processing unit to process feedstocks on a daily basis. A barrel is equal to forty-two gallons. Barrels per stream day is based on the number of days a unit is operating while per day is based on calendar days.

  "coker gross margin": the difference or "spread" between the market price of intermediate refined products from operation of our coking unit and the cost of producing feedstocks for the coking unit.

  "configuration": this term is described under the caption "The U.S. Petroleum Refining Industry and Refinery Configuration--Refinery Configuration" in this prospectus and refers to the number, types and sequencing of processing units at a refinery.

  "conversion capacity": a measure of the capability of a refinery or a group of refineries to upgrade crude oil into lighter refined products, such as gasoline, jet and diesel fuel.

  "crude oil distillation capacity": a measure of the capability of a refinery or a group of refineries to process crude oil into refined products. Generally used to described overall world-wide or country-specific capacity to process crude oil.

  "crude unit": this processing unit is described in the sections captioned "Prospectus Summary--Overview" and "Our Coker Project--Clark Refining & Marketing's Portion of the Refinery Upgrade Project" in this prospectus.

  "delayed coking unit" or "coker": this processing unit is described in the sections captioned "Prospectus Summary--Overview" and "Our Coker Project--Our Portion of the Refinery Upgrade Project" in this prospectus.

  "distillation": the refining process of separating crude oil components by heating and subsequent cooling. The simplest and least costly refining process.

  "distillates": a term for the products of distillation that is commonly used to refer to diesel fuel, jet fuel and home heating oil.

  "feedstocks": the raw materials needed for a refinery processing unit to produce a particular refined product.

  "final or finished refined products": petroleum products for which a commercial market exists without need for additional refining.

  "fuel oil" or "distillate fuel oil": lighter more valuable and marketable fuel oils, as distinguished from residual fuel oil. Fuel oils are generally used for diesel fuel and residential heating and are classified in grades, called number 1, 2, 3, 4, or 6 fuel oil.

  "heavy/light differential": the dollar per barrel price difference between heavy sour crude oil and light sweet crude oil, which is used as an indication of the profitability advantage of a heavy coking refinery as described in this prospectus under the caption "The U.S. Petroleum Refining Industry and Refinery Configuration--Heavy/Light Differential."

  "heavy sour crude oil": crude oil with a lower API gravity that contains significant impurities and sulfur.

  "hydrotreater": this processing unit is described in the sections captioned "Prospectus Summary--Overview" and "Our Coker Project--Clark Refining & Marketing's Portion of the Refinery Upgrade Project" in this prospectus.

  "intermediate refined products": petroleum products that are generally considered to need additional refining prior to becoming commercially saleable.

  "light sweet crude oil": crude oil with a higher API gravity that is substantially free of impurities and sulfur.

  "Maya": the type of heavy sour crude oil available under our long-term crude oil supply agreement and the type of crude oil used by Purvin & Gertz as a proxy for all heavy sour crude oils when calculating the heavy/light differential.

  "refined products": petroleum products that result from the refining process.

  "refining": the process of receiving crude oil, breaking it down into various components and blending the components into useful products.

  "refining margin": the difference or "spread" between market prices for refined products that a refinery produces and the cost of the crude oil and other feedstocks processed by a refinery.

  "residue" or "residual fuel oil": the substance that is leftover after the refining process has extracted the desirable, and more marketable, products such as gasoline, kerosene and distillate fuel oil. Residual fuel oil is used mainly for heavy industrial fuel and in the manufacturing of asphalt.

  "Solomon complexity rating": an oil industry standard for comparing refineries based on the complexity of their configurations. A more "complex" refinery such as one with conversion capacity generally produces a more valuable mix of products.

  "spot market": a market for purchase and sale of crude oil or other oil products on a short-term or one-time basis.

  "throughput capacity": a measurement of the capacity of a refinery or a particular processing unit at a refinery to process crude oil or another feedstock, generally expressed in barrels per day.

  "sulfur complex": these processing units are described in the sections captioned "Prospectus Summary--Overview" and "Our Coker Project--Our Portion of the Refinery Upgrade Project" in this prospectus.

  "vacuum gas oil hydrocracker" or "hydrocracker": this processing unit is described in the section captioned "Prospectus Summary--Overview" and "Our Coker Project--Our Portion of the Refinery Upgrade Project" in this prospectus.

  "vacuum tower bottoms": the residue leftover from the processing of crude oil by the refinery's crude vacuum distillation unit and the feedstock for our new coker.

  "West Texas Intermediate": a common type of light sweet crude oil which is used by Purvin & Gertz as a proxy for all light sweet crude oils when calculating the heavy/light differential.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Port Arthur Coker Company L.P. and Subsidiary (A Development Stage
 Company)
 Annual Financial Statements
  Independent Auditors' Report ...........................................  F-2
  Consolidated Balance Sheet as of December 31, 1999 .....................  F-3
  Consolidated Statement of Operations for the period from May 4
   (inception) to December 31, 1999.......................................  F-4
  Consolidated Statement of Cash Flows for the period from May 4
   (inception) to December 31, 1999.......................................  F-5
  Consolidated Statement of Partners' Capital.............................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Sabine River Holdings Corp. and Subsidiaries
 Annual Financial Statements
  Independent Auditors' Report............................................ F-13
  Consolidated Balance Sheet as of December 31, 1999...................... F-14
  Consolidated Statement of Operations for the period from May 4
   (inception) to December 31, 1999....................................... F-15
  Consolidated Statement of Cash Flows for the period from May 4
   (inception) to December 31, 1999 ...................................... F-16
  Consolidated Statement of Stockholders' Equity.......................... F-17
  Notes to Consolidated Financial Statements.............................. F-18

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Sabine River Holding Corp., as general partner of Port Arthur Coker Company L.P.
Port Arthur, Texas

We have audited the accompanying consolidated balance sheet of Port Arthur Coker Company L.P. and Subsidiary (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, partners' capital and cash flows for the period from May 4, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and Subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the period from May 4, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

St. Louis, Missouri
March 2, 2000

                 PORT ARTHUR COKER COMPANY L.P. AND SUBSIDIARY
                         (A Development Stage Company)
                           Consolidated Balance Sheet
                             (dollars in thousands)

                                                         Reference December 31,
                                                           Note        1999
                                                         --------- ------------
                         ASSETS
CURRENT ASSETS
 Cash...................................................             $      1
 Receivable from affiliate..............................     10            90
 Prepaid expenses.......................................      4           845
                                                                     --------
  Total current assets..................................                  936
CONSTRUCTION IN PROGRESS................................      2       378,411
CASH AND CASH EQUIVALENTS RESTRICTED FOR CAPITAL
 ADDITIONS..............................................    2,5        46,657
OTHER ASSETS............................................      6        20,575
                                                                     --------
                                                                     $446,579
                                                                     ========
           LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
 Accounts payable.......................................             $ 28,145
 Accrued expenses and other.............................               14,721
 Payables with affiliates...............................     10           497
                                                                     --------
  Total current liabilities.............................               43,363
LONG-TERM DEBT..........................................      7       360,000
COMMITMENTS AND CONTINGENCIES...........................     10           --
PARTNERS' CAPITAL
 Partners' capital commitments..........................      8       134,950
 Capital contributions receivable.......................      8       (77,830)
                                                                     --------
 Partners' capital contributed..........................               57,120
 Deficit accumulated during development stage...........              (13,904)
                                                                     --------
  Total partners' capital...............................               43,216
                                                                     --------
                                                                     $446,579
                                                                     ========

   The accompanying notes are an integral part of these financial statements.

                 PORT ARTHUR COKER COMPANY L.P. AND SUBSIDIARY
                         (A Development Stage Company)
                      Consolidated Statement of Operations
                             (dollars in thousands)

                                                              For the period from
                                                                    May 4,
                                                    Reference   (inception) to
                                                      Note     December 31, 1999
                                                    --------- -------------------
EXPENSES:
 General and administrative expenses...............                $  3,149
INTEREST AND FINANCE COSTS, NET....................      9           10,755
                                                                   --------
NET LOSS...........................................                $(13,904)
                                                                   ========



   The accompanying notes are an integral part of these financial statements

                 PORT ARTHUR COKER COMPANY L.P. AND SUBSIDIARY
                         (A Development Stage Company)
                      Consolidated Statement of Cash Flows
                             (dollars in thousands)

                                                                      For the
                                                                    period from
                                                                       May 4,
                                                                    (inception)
                                                                         to
                                                                    December 31,
                                                                        1999
                                                                    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................................  $ (13,904)
Amortization of deferred financing costs...........................        534
Cash provided by (used in) working capital
 Prepaid expenses and affiliate receivables/payables...............       (438)
 Accounts payable and accrued expenses.............................     42,866
                                                                     ---------
  Net cash provided by operating activities........................     29,058
                                                                     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Expenditures for construction in progress.........................   (380,585)
 Cash restricted for investment in capital additions...............    (46,657)
                                                                     ---------
 Net cash used in investing activities.............................   (427,242)
                                                                     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt..........................    360,000
 Capital contributions.............................................     57,120
 Deferred financing costs..........................................    (18,935)
                                                                     ---------
 Net cash provided by financing costs..............................    398,185
                                                                     ---------
NET INCREASE IN CASH...............................................          1
CASH, beginning of period..........................................        --
                                                                     ---------
CASH, end of period................................................  $       1
                                                                     =========


   The accompanying notes are an integral part of these financial statements

     Port Arthur Coker Company and Subsidiary (A Development Stage Company)
             Consolidated Statement of Change in Partners' Capital
                             (dollars in thousands)

                                                      Sabrine  Neches
                                                       River   River
                                                      Holding Holding
                                                       Corp.   Corp.    Total
                                                      ------- -------- --------
Partners' capital contributed........................  $ 571   $56,549  $57,120
Deficit accumulated during development stage.........  (139)  (13,765) (13,904)
                                                       -----  -------- --------
Balance at December 31, 1999.........................   $432   $42,784  $43,216
                                                       =====  ======== ========




   The accompanying notes are an integral part of these financial statements

                 PORT ARTHUR COKER COMPANY L.P. AND SUBSIDIARY
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           For the period from May 4 (inception) to December 31, 1999

1. Nature of Business

  Port Arthur Coker Company L.P. (the "Company") was formed as a Delaware limited partnership on May 4, 1999. The Company was formed to construct, own, operate and finance a new 80,000 barrel per stream day delayed coker unit, a 35,000 barrel per stream day hydrocracker and a 417 long tons per day sulfur complex and related assets (the "Coker Project") at the Port Arthur, Texas refinery of an affiliate, Clark Refining & Marketing, Inc ("Clark Refining & Marketing"). Port Arthur Coker Company L.P. is owned 1% by its general partner, Sabine River Holding Corp. ("Sabine River"), and 99% by its limited partner, Neches River Holding Corp. ("Neches River"). Both partners were incorporated in Delaware in May 1999. Sabine River is owned 90% by Clark Refining Holdings Inc. ("Clark Refining Holdings") and 10% by Occidental Petroleum Corporation ("Occidental"). Neches River is owned 100% by Sabine River. After giving effect to anticipated equity contributions to be made in connection with the funding of the projects, Clark Refining Holdings will be owned, indirectly through subsidiaries, by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") with an approximately 82% interest, and by Occidental with an approximately 17% interest. The Company is an affiliate of Clark Refining & Marketing because Clark Refining Holdings owns 100% of the capital stock of Clark USA, Inc., which in turn owns 100% of the capital stock of Clark Refining & Marketing.

  As of the date hereof, Port Arthur Coker Company and its subsidiary have not conducted any operations and are in the development stage. In order to fund the Company's Coker Project, in August 1999 the Company, through a wholly-owned subsidiary, Port Arthur Finance Corp. ("Port Arthur Finance"), issued $255 million in notes, entered into a $325 million secured construction and term loan facility, obtained a $75 million secured working capital facility and entered into equity subscription agreements totaling $135 million (see Note 7-- Long-Term Debt). Port Arthur Finance, a Delaware holding company, was formed on May 4, 1999. Port Arthur Finance's organizational documents only allow it to engage in activities related to issuing notes and borrowing under bank credit facilities in connection with the initial financing of the Company, and remitting the proceeds thereof to the Company. In issuing the notes and borrowing under the bank credit facilities, Port Arthur Finance is acting as an agent of the Company.

  In March 1998, Clark Refining & Marketing announced that it had entered into a long-term crude oil supply agreement with P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. The contract provided Clark Refining & Marketing with the foundation necessary to continue developing a project to upgrade its Port Arthur, Texas refinery to process primarily lower-cost, heavy sour crude oil. The project includes the construction of additional coking and hydrocracking capability, and the expansion of crude unit capacity to approximately 250,000 barrels per day. The oil supply agreement with PMI and the construction work-in-progress related to the new processing units were transferred at fair market value to the Company in the third quarter of 1999. In connection with the project, Clark Refining & Marketing will lease certain existing processing units of Clark Refining & Marketing to the Company on fair market terms and, pursuant to this lease, will be obligated to make certain modifications, infrastructure improvements and incur certain development costs during 1999 and 2000 at an estimated cost up to $120 million. To secure this commitment, Clark Refining & Marketing posted a letter of credit in the amount of $97 million at the closing. As of December 31, 1999, Clark Refining & Marketing had expended approximately $51 million towards this commitment. In addition, the Company entered into agreements with Clark Refining & Marketing pursuant to which Clark Refining & Marketing will provide certain operating, maintenance and other services and will purchase the output from the new coking and hydrocracking equipment for further processing into finished products. The Company also entered into agreements under which the Company will process certain hydrocarbon streams owned by Clark Refining & Marketing.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary Port Arthur Finance.

  All significant intercompany transactions have been eliminated from the consolidated financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

  The Company considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents. Cash and cash equivalents as of December 31, 1999, approximated fair value.

 Construction in Progress

  All additions are recorded at cost and are currently included in Construction in Progress because the Coker Project is under construction. When the assets are in operation, depreciation of plant and equipment will be computed using the straight-line method over the estimated useful lives of the assets or group of assets. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings applied to expenditures from date of project inception to start-up.

  Expenditures for maintenance and repairs are expensed. Major replacements and additions are capitalized. Gains and losses on assets depreciated on an individual basis are reflected in the results from operations.

  The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

 Environmental Costs

  Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

  Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Costs that improve a property as compared with the condition of the property when originally constructed or acquired and costs that prevent future environmental contamination are capitalized. Costs that return a property to its condition at the time of acquisition or original construction are expensed.

 Income Taxes

  The Company is classified as a partnership for U.S. federal income tax purposes and, accordingly, does not pay federal income tax. The Company files a U.S. partnership return of income and its taxable income or loss flows through to its partners who report and are taxed on their distributive shares of such taxable income or loss. Accordingly, no federal income taxes have been provided by the Company.

  Port Arthur Finance files a separate U.S. federal income tax return and computes its provision on a separate company basis. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

3. Accounting Changes

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January 1, 2001. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities, and firm commitments or, for forecasted transactions, deferred and recorded as a component of comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used, and the effectiveness of such instruments.

4. Prepaid Expenses

  As of December 31, 1999, prepaid expenses consisted of the amounts expended in 1999 for several insurance policies. These amounts are being amortized over the lives of the policies.

5. Cash and Cash Equivalents Restricted for Capital Additions

  Pursuant to the notes issued by Port Arthur Finance on behalf of the Company, all proceeds from the notes are restricted for use in the construction of new operating units.

6. Other Assets

                                                                   December 31,
                                                                       1999
                                                                  --------------
                                                                  (in thousands)
Other Assets consisted of the following:
 Deferred financing costs........................................    $18,400
 Environmental permits...........................................      1,418
 P.M.I. long-term crude oil supply agreement.....................        757
                                                                     -------
                                                                     $20,575
                                                                     =======

  The Company incurred deferred financing costs of $18.9 million associated with the issuance of the $255.0 million in notes and having entered into the $325.0 million secured construction and term loan facility. Amortization of deferred financing costs for the period May 4, 1999 (inception) to December 31, 1999 was $0.5 million and is included in "Interest and finance costs, net".

  The P.M.I. long-term crude oil supply agreement and environmental permits were purchased from Clark Refining & Marketing. When the Coker Project is operational, the Company will amortize the costs over the life of the agreements.

7. Long-Term Debt

  Long-term debt was a follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------
                                                                    (dollars in
                                                                     thousands)
Secured Construction and Term Loan Facility........................   $105,000
12 1/2% Senior Secured Notes due January 15, 2009
(12 1/2% Senior Notes).............................................    255,000
                                                                      --------
                                                                      $360,000
                                                                      ========

  The 12 1/2% Senior Notes were issued by Port Arthur Finance in August 1999 on behalf of the Company at par and are secured by substantially all of the assets of the Company. The Company is required to pay a portion of the principal of the notes on a set schedule on each January 15 and July 15, commencing July 15, 2002. The notes are redeemable at the Company's option at any time at a redemption price equal to 100% of principal plus accrued and unpaid interest plus a make-whole premium which is based on the rates of treasury securities with average lives comparable to the average life of the remaining scheduled payments plus 75 basis points.

  The Company entered into a $325 million secured construction and term loan facility to be provided by commercial banks and institutional lenders. The construction and term loan was split into a Tranche A of $225 million with a term of 7.5 years and a Tranche B of $100 million with a term of 8 years. Under specified circumstances, the aggregate amount of the construction and term loan facility may be reallocated between the tranches with the Company's consent, which may not be unreasonably withheld. In addition, the Company obtained a $75 million secured working capital facility from commercial banks, which banks included some of the same commercial banks that provide the construction and term loan facility. In February 2000, our $75 million secured working capital facility was reduced to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to P.M.I. Comercio International to secure against a default by us under our long term oil supply agreement, was replaced by an insurance policy under which an affiliate of American International Group agreed to insure P.M.I. Comercio International against our default under the long term oil supply agreement up to a maximum liability of $40 million. This affiliate of American International Group is treated as a bank senior lender under the common security agreement.

  The 12 1/2% Senior Notes indenture and construction and term loan facility credit agreement contains certain restrictive covenants including limitations on distributions to our owners from our distribution account, limitations on Blackstone disposing of any equity interest in Clark Refining Holdings, limitations on Clark Refining Holdings disposing of any equity interest in Clark Refining & Marketing, the Port Arthur Refinery or the Company and limitation on incurring additional senior debt. The Company was required to provide a debt service reserve arrangement which was provided through an insurance product that will be replaced with a cash funded reserve account from available cash flow from operations.

  Interest payments are due semiannually on January 15, and July 15, for both the 12 1/2% Senior Notes and the Secured Construction and Term Loan Facility.

  The scheduled maturities of long-term debt during the next five years are (in millions): 1999, 2000 and 2001--$0; 2002--$5.3; 2003--$15.8; 2004 and
thereafter--$338.9.

8. Capital Contributions Receivable

  In August 1999, Blackstone and Occidental signed capital contribution agreements totaling $135 million. Blackstone agreed to contribute $121.5 million, and Occidental agreed to contribute $13.5 million to the Company. As of December 31, 1999, Blackstone and Occidental contributed approximately $51.4 million and $5.7 million, respectively, of their commitments. The remaining $77.8 million was recorded as contributions receivable. The contractual arrangements with Blackstone and Occidental provide that the aggregate $135 million equity commitment will be funded pro rata with the funding of the notes and bank term debt, so that at the time of each advance of debt and equity to pay construction costs the amount funded will be approximately 65% debt and 35% equity. It is expected that the entire $135 million equity commitment will be funded by March 2001. The obligations of Blackstone and Occidental to fund their equity commitments are absolute, irrevocable and unconditional so long as a pro rata portion of bank term debt is funded at the same time. The obligation of Blackstone to fund its outstanding equity commitment may be assumed by a third party if Blackstone transfers its equity interest in Clark Refining Holdings to such third party and either (i) such third party is rated investment grade by both S&P and Moody's after giving effect to such transfer or (ii) a majority of lenders under the Secured Construction and Term Loan Facility have consented to such transfer and either a majority of holders of 12 1/2% Senior Notes have consented or the Company has received a ratings reaffirmation from both rating agencies with respect to the 12 1/2% Senior Notes.

9. Interest and Finance Costs, Net

  Interest and Finance Costs, Net were as follows:

                                                                For the period
                                                               May 4 (inception)
                                                                      to
                                                               December 31, 1999
                                                               -----------------
                                                                  (dollars in
                                                                  thousands)
Interest expense..............................................     $ 15,565
Finance expense...............................................       10,658
Capitalized interest..........................................      (13,798)
Interest income...............................................       (1,670)
                                                                   --------
Interest and Finance Costs, Net...............................     $ 10,755
                                                                   ========

  Finance expense included costs related to the Company's working capital facility as well as insurance costs for working capital, a debt service reserve arrangement and a P.M.I. crude oil supply arrangement.

10. Commitments and Contingencies

  In July 1999, the Company entered into a contract for the engineering, procurement and construction of the Company's Coker Project with Foster Wheeler USA. Under this construction contract, Foster Wheeler USA will continue to engineer, design, procure equipment for, construct, test and oversee startup of the Coker Project and integrate the Coker Project with the Port Arthur refinery of Clark Refining & Marketing, Inc. Under the construction contract, the Company will pay Foster Wheeler USA a fixed price of approximately $544 million of which $157.1 million was credited to the Company for amounts Clark Refining & Marketing had already paid Foster Wheeler USA for work performed on the Coker Project prior to August 1999. The Company purchased this work in progress from Clark Refining & Marketing when the financings were consummated in August 1999. The Company and Foster Wheeler USA have the ability to initiate changes to work under the contract that may effect the final total price paid. Changes in excess of $0.5 million individually or $5.0 million in the aggregate must be approved by the project's independent engineer. The contract has provisions whereby Foster Wheeler will pay the Company up to $145 million in damages for delays in achieving mechanical completion or guaranteed reliability, based on a defined formula. The Company is required to pay Foster Wheeler USA an early completion bonus of up to $6 million if mechanical completion is achieved prior to November 1, 2000. The Company can terminate the contract with Foster Wheeler USA at any time upon written notice, at which time it will be obligated to pay actual project costs to the date of termination, other costs related to demobilizing, canceling subcontractors or withdrawing from the project site. Foster Wheeler USA cannot terminate the contract unless the Company defaults on required payments under the contract.

  In August 1999, the Company entered into agreements with Clark Refining & Marketing pursuant to which the Company will receive certain operating, maintenance, and other services from Clark Refining & Marketing and will sell, at market prices, the output from the new coking and hydrocracking equipment to Clark Refining & Marketing for further processing into finished products. The Company also entered into agreements under which it will process certain hydrocarbon streams owned by Clark Refining & Marketing. In addition, the Company entered into lease agreements under which it will lease Clark Refining & Marketing's crude unit, vacuum tower, two distillate hydrotreaters, and a naphtha hydrotreater at the Port Arthur refinery as well as the site where the Company's new processing units are located. The Company will receive and pay compensation at what it believes to approximate fair market value under these agreements. At December 31, 1999, the Company had a net outstanding payable balance of $0.4 million to Clark Refining & Marketing consisting of a payable of $0.5 million for services under these agreements and fees paid by Clark Refining & Marketing on the Company's behalf and a $0.1 million receivable for the overpayment of such services in a prior period.

  In August 1999, the Company purchased a long-term crude oil supply agreement with PMI from Clark Refining & Marketing for approximately $0.8 million. The contract includes a gross margin support mechanism designed to provide a minimum average coker gross margin over its initial term. Pursuant to the terms of the contract, PMI will supply to the Company Maya crude oil for a price based on published market prices for crude and refined products, as defined in the contract. The contract extends for eight years from the later of the start-up date of the coker, the schedule completion date of January 2001 or the guarantee date of July 2001. The completion date is the date the coker meets prescribed operating performance. If the completion date extends beyond January 2001, the Company must pay P.M.I $400,000 per month for the first six months of delay and $200,000 per month for up to an additional six months of delay thereafter to extend the completion date or they may terminate the contract. The Company may terminate the contract after paying PMI a termination payment of approximately $170,000 per month after August 31, 1998 plus actual damages that PMI has suffered. The Company does not currently anticipate the Coker Project completion date being extended beyond January 2001.

  In August 1999, the Company entered into an agreement with Air Products and Chemicals, Inc. ("Air Products") to supply the hydrogen needs of the Coker Project. Air Products will also supply steam and electricity to the Company under this agreement. Prices under the contract are based on market prices at the time of the contract, subject to adjustment according to a formula based on inflation indices. Air Products will be required to pay the Company liquidated damages of up to $1.2 million if the plant fails to be ready for commercial operation on or before December 2000 and the Company will be required to pay Air Products liquidated damages of up to $1.2 million if the Company is unable to start-up the coker for initial operations prior to December 2000. The Company does not currently anticipate the Coker Project initial start-up date being extended beyond December 2000.

  Environmental laws typically provide that the owner or operators, including lessees, of contaminated properties may be held liable for their remediation. Such liability is typically joint and several, which means that any responsible party can be held liable for all remedial costs, and can be imposed regardless of whether the owner or operator caused the contamination. The Port Arthur refinery is located on a contaminated site. Under the 1994 purchase agreement between Clark Refining & Marketing and Chevron Products USA relating to the Port Arthur refinery, Chevron retained environmental remediation obligations regarding pre-closing contamination at over 97% of the refinery site. Clark Refining & Marketing assumed responsibility for any remediation that is required in and under the remaining 3% of the refinery site, which consists of specified areas that extend 25 to 100 feet from active operating units, including soil and groundwater. Clark Refining & Marketing has estimated its liability for remediation of soil and groundwater soil in these areas at $27 million. Chevron is obligated to remediate the contamination is the areas for which it has retained responsibility as and when required by law, in accordance with remediation plans negotiated by Chevron and the applicable federal and state agencies.

  No part of our Coker Project site is located within the portion of the Port Arthur refinery site for which Chevron retains environmental remediation obligations. We have estimated remedial costs relating to our Coker Project site, which surpasses 50 acres of the total Port Arthur refinery site surface area, at $1.6 million. Clark Refining & Marketing has agreed to retain liability regarding contamination existing at the Coker Project site and has indemnified the Company against such liabilities; therefore, no such liability has been recorded at the Company. However, if Clark Refining & Marketing does not fulfill its remediation obligations, the Company could incur substantial additional costs in remediating the contamination.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Sabine River Holding Corp.

We have audited the accompanying consolidated balance sheet of Sabine River Holding Corp. and Subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from May 4, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the period from May 4, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

St. Louis, Missouri
March 2, 2000

                  SABINE RIVER HOLDING CORP. AND SUBSIDIARIES
                           Consolidated Balance Sheet
                             (dollars in thousands)

                                                         Reference December 31,
                                                           Note        1999
                                                         --------- ------------
                         ASSETS
CURRENT ASSETS
 Cash...................................................             $     51
 Receivable from affiliate..............................     10            90
 Prepaid expenses.......................................      4           845
                                                                     --------
  Total current assets..................................                  986
CONSTRUCTION IN PROGRESS................................      2       378,411
CASH AND CASH EQUIVALENTS RESTRICTED FOR CAPITAL
 ADDITIONS..............................................    2,5        46,657
OTHER ASSETS............................................      6        20,575
                                                                     --------
                                                                     $446,629
                                                                     ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable.......................................             $ 28,145
 Accrued expenses and other.............................               14,721
 Payables with affiliates...............................     10           497
                                                                     --------
  Total current liabilities.............................               43,363
LONG-TERM DEBT..........................................      7       360,000
COMMITMENTS AND CONTINGENCIES...........................     10           --
COMMON STOCKHOLDERS' EQUITY
 Common stock, $.01 par value, 6,818,182 shares issued..                   68
 Capital contribution commitments.......................              134,932
 Capital contribution receivable........................              (77,830)
                                                                     --------
  Total paid-in capital.................................               57,102
  Retained earnings (deficit)...........................              (13,904)
                                                                     --------
  Total common stockholders' equity.....................               43,266
                                                                     --------
                                                                     $446,629
                                                                     ========

   The accompanying notes are an integral part of these financial statements.

                  SABINE RIVER HOLDING CORP. AND SUBSIDIARIES
                      Consolidated Statement of Operations
                             (dollars in thousands)

                                                              For the period from
                                                                    May 4,
                                                    Reference   (inception) to
                                                      Note     December 31, 1999
                                                    --------- -------------------
EXPENSES:
 General and administrative expenses...............                $  3,149
INTEREST AND FINANCE COSTS, NET....................      9           10,755
INCOME TAX PROVISION...............................                     --
                                                                   --------
NET LOSS...........................................                $(13,904)
                                                                   ========



   The accompanying notes are an integral part of these financial statements

                  SABINE RIVER HOLDING CORP. AND SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                             (dollars in thousands)

                                                                      For the
                                                                    period from
                                                                       May 4,
                                                                    (inception)
                                                                         to
                                                                    December 31,
                                                                        1999
                                                                    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................................  $ (13,904)
Amortization of deferred financing costs...........................        534
Cash provided by (used in) working capital
 Prepaid expenses and affiliate receivables/payables...............       (438)
 Accounts payable and accrued expenses.............................     42,866
                                                                     ---------
  Net cash provided by operating activities........................     29,058
                                                                     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Expenditures for construction in progress.........................   (380,585)
 Cash restricted for investment in capital additions...............    (46,657)
                                                                     ---------
 Net cash used in investing activities.............................   (427,242)
                                                                     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt..........................    360,000
 Equity contributions..............................................     57,170
 Deferred financing costs..........................................    (18,935)
                                                                     ---------
 Net cash provided by financing costs..............................    398,235
                                                                     ---------
NET INCREASE IN CASH...............................................         51
CASH, beginning of period..........................................        --
                                                                     ---------
CASH, end of period................................................  $      51
                                                                     =========


   The accompanying notes are an integral part of these financial statements

                  SABINE RIVER HOLDING CORP. AND SUBSIDIARIES
                 Consolidated Statement of Stockholders' Equity
                             (dollars in thousands)

                                                            Retained
                                             Common Paid-in Earnings
                                             Stock  Capital (Deficit)   Total
                                             ------ ------- ---------  --------
Balance May 4, 1999.........................  $--   $    -- $     --   $     --
  Equity contribution.......................   68    57,102      --      57,170
  Net loss..................................  --        --   (13,904)   (13,904)
                                              ---   ------- --------   --------
Balanced - December 31, 1999................  $68   $57,102 $(13,904)  $ 43,266
                                              ===   ======= ========   ========



        The accompanying notes are an integral part of these statements.

                  SABINE RIVER HOLDING CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1999

1. Nature of Business

  Sabine River Holding Corp., a Delaware holding company, (together with its subsidiaries, the "Company") was incorporated in May of 1999. The Company was formed as the 1% general partner of Port Arthur Coker Company L.P. ("Port Arthur Coker Company"), and as the 100% owner of Neches River Holding Corp. ("Neches River"), which is the 99% limited partner of Port Arthur Coker Company. Sabine River is owned 90% by Clark Refining Holdings Inc. ("Clark Refining Holdings") and 10% by Occidental Petroleum Corporation ("Occidental"). After giving effect to anticipated equity contributions to be made in connection with the funding of the project described below, Clark Refining Holdings will be owned, indirectly through subsidiaries, by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") with an approximately 82% interest, and by Occidental with an approximately 17% interest. The Company is an affiliate of Clark Refining & Marketing, Inc. ("Clark Refining & Marketing") because Clark Refining Holdings owns 100% of the capital stock of Clark USA, Inc., which in turn owns 100% of the capital stock of Clark Refining & Marketing.

  Port Arthur Coker Company was formed to construct, own, operate and finance a new 80,000 barrel per stream day delayed coker unit, a 35,000 barrel per stream day hydrocracker and a 417 long tons per day sulfur complex and related assets (the "Coker Project") at the Port Arthur, Texas refinery of an affiliate, Clark Refining & Marketing, Inc. As of the date hereof, Port Arthur Coker Company and its subsidiary have not conducted any operations and are in the development stage. In order to fund the Coker Project, in August 1999 the Port Arthur Coker Company, through a wholly-owned subsidiary, Port Arthur Finance Corp. ("Port Arthur Finance"), issued $255 million in notes, entered into a $325 million secured construction and term loan facility, obtained a $75 million secured working capital facility and entered into equity subscription agreements totaling $135 million (See Note 7 "Long Term Debt"). Port Arthur Finance, a Delaware holding company, was formed on May 4, 1999. Port Arthur Finance's organizational documents only allow it to engage in activities related to issuing notes and borrowing under bank credit facilities in connection with the initial financing of the Port Arthur Coker Company, and remitting the proceeds thereof to the Port Arthur Coker Company. In issuing the notes and borrowing under the bank credit facilities, Port Arthur Finance is acting as an agent of the Port Arthur Coker Company. As a stand alone entity, Sabine River Holding Corp's function consists only as a guarantor of the notes and bank loans issued by Port Arthur Finance Corporation. Sabine River Holding Corp., as a stand alone entity, has no material assets, no liabilities, and no operations.

  In March 1998, Clark Refining & Marketing announced that it had entered into a long-term crude oil supply agreement with P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. The contract provided Clark Refining & Marketing with the foundation necessary to continue developing a project to upgrade its Port Arthur, Texas refinery to process primarily lower-cost, heavy sour crude oil. The project includes the construction of additional coking and hydrocracking capability, and the expansion of crude unit capacity to approximately 250,000 barrels per day. The oil supply agreement with PMI and the construction work-in-progress related to the new processing units were transferred at fair market value to the Company in the third quarter of 1999. In connection with the project, Clark Refining & Marketing will lease certain existing processing units of Clark Refining & Marketing to the Company on fair market terms and, pursuant to this lease, will be obligated to make certain modifications, infrastructure improvements and incur certain development costs during 1999 and 2000 at an estimated cost up to $120 million. To secure this commitment, Clark Refining & Marketing posted a letter of credit in the amount of $97 million at the closing. As of December 31, 1999, Clark Refining & Marketing had expended approximately $51 million towards this commitment. In addition, the Company entered into agreements with Clark Refining & Marketing pursuant to which Clark Refining & Marketing will provide certain operating, maintenance and other services and will purchase the output from the new coking and hydrocracking equipment for further processing into finished products. The Company also entered into agreements under which the Company will process certain hydrocarbon streams owned by Clark Refining & Marketing.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary Neches River, and through Neches River's 99% and the Company's 1% ownership of Port Arthur Coker Company, 100% of Port Arthur Finance Corp and Port Arthur Coker Company.

  All significant intercompany transactions have been eliminated from the consolidated financial statements.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

  The Company considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents. Cash and cash equivalents as of December 31, 1999 approximated fair value.

Construction in Progress

  All additions are recorded at cost and are currently included in Construction in Progress because the Coker Project is under construction. When the assets are in operation, depreciation of plant and equipment will be computed using the straight-line method over the estimated useful lives of the assets or group of assets. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings applied to expenditures from date of project inception to start-up.

  Expenditures for maintenance and repairs are expensed. Major replacements and additions are capitalized. Gains and losses on assets depreciated on an individual basis are reflected in the results from operations.

  The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Environmental Costs

  Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

  Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Costs that improve a property as compared with the condition of the property when originally constructed or acquired and costs that prevent future environmental contamination are capitalized. Costs that return a property to its condition at the time of acquisition or original construction are expensed.

Income Taxes

  Sabine River and Neches River file a consolidated U.S. federal income tax return with Clark Refining Holdings, Inc. but compute their provisions on a separate company basis. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Sabine River and Neches River record a valuation allowance when necessary to reduce the net deferred tax asset to an amount expected to be realized. As of December 31, 1999, the valuation allowance of the Company reduced the net deferred tax asset to zero. In calculating the valuation allowance, the Company assumed as future taxable income only future reversals of existing taxable temporary differences and available tax planning strategies.

  Port Arthur Coker Company is classified as a partnership for U.S. federal income tax purposes and, accordingly, does not pay federal income tax. Port Arthur Coker Company files a U.S. partnership return of income and its taxable income or loss flows through to its partners who report and are taxed on their distributive shares of such taxable income or loss. Accordingly, no federal income taxes have been provided by Port Arthur Coker Company.

  Port Arthur Finance files a separate U.S. federal income tax return and computes its provision on a separate company basis. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

3. Accounting Changes

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this statement effective January 1, 2001. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities, and firm commitments or, for forecasted transactions, deferred and recorded as a component of comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be recognized in earnings immediately. The Company is currently evaluating when it will adopt this standard and the impact of the standard on the Company. The impact of SFAS No. 133 will depend on a variety of factors, including the future level of hedging activity, the types of hedging instruments used, and the effectiveness of such instruments.

4. Prepaid Expenses and Other Current Assets

  As of December 31, 1999, prepaid expenses consisted of the amounts expended in 1999 for several insurance policies. These amounts are being amortized over the lives of the policies.

5. Cash and Cash Equivalents Restricted for Capital Additions

  Pursuant to the notes issued by Port Arthur Finance on behalf of the Company, all proceeds from the notes are restricted for use in the construction of new operating units.

6. Other Assets

  Other assets consisted of the following:

                                                                   December 31,
                                                                       1999
                                                                  --------------
                                                                  (in thousands)
      Deferred financing costs...................................    $ 18,400
      Environmental permits......................................       1,418
      PMI long term crude oil supply agreement...................         757
                                                                     --------
                                                                     $ 20,575
                                                                     ========

  The Company incurred deferred financing costs of $18.9 million associated with the issuance of the $255.0 million in notes and having entered into the $325.0 million secured construction and term loan facility. Amortization of deferred financing costs for the period May 4, 1999 (inception) to December 31, 1999 was $0.5 million and is included in "Interest and finance cost, net".

  The PMI long term crude supply agreement and environmental permits were purchased from Clark Refining & Marketing. When the Coker Project is operational, the Company will amortize the costs over the life of the agreements.

7. Long-Term Debt

                                                                   December 31,
                                                                       1999
                                                                  --------------
                                                                  (in thousands)
      Secured Construction and Term Loan Facility................   $ 105,000
      12 1/2% Senior Secured Notes due January 15, 2009
      (12 1/2% Senior Notes).....................................     255,000
                                                                    ---------
                                                                    $ 360,000
                                                                    =========

  The 12% Senior Notes were issued by Port Arthur Finance in August 1999 on behalf of the Company at par and are secured by substantially all of the assets of the Company. The Company is required to pay a portion of the principal of the notes on a set schedule on each January 15 and July 15, commencing July 15, 2002. The notes are redeemable at the Company's option at any time at a redemption price equal to 100% of principal plus accrued and unpaid interest plus a make-whole premium which is based on the rates of treasury securities with average lives comparable to the average life of the remaining scheduled payments plus 75 basis points.

  The Company has entered into a $325 million secured construction and term loan facility to be provided by commercial banks and institutional lenders. The construction and term loan is split into a Tranche A of $225 million with a term of 7.5 years and a Tranche B of $100 million with a term of 8 years. Under specified circumstances, the aggregate amount of the construction and term loan facility may be reallocated between the tranches with the Company's consent, which may not be unreasonably withheld. In addition, the Company has obtained a $75 million secured working capital facility from commercial banks, which banks include some of the same commercial banks that provide the construction and term loan facility. In February 2000, our $75 million secured working capital facility was reduced to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to PMI to secure against a default by us under our long-term oil supply agreement, was replaced by an insurance policy under which an affiliate of American International Group agreed to insure PMI against our default under the long term oil supply agreement up to a maximum liability of $40 million. This affiliate of American International Group is treated as a bank senior lender under the common security agreement.

  The 12 1/2% Senior Notes indenture and construction and term loan facility credit agreement contains certain restrictive covenants including limitations on distributions to our owners from our distribution account, limitations on Blackstone disposing of any equity interest in Clark Refining Holdings, limitations on Clark Refining Holdings disposing of any equity interest in Clark Refining & Marketing, the Port Arthur Refinery or the Company and limitation on incurring additional senior debt. The Company was required to provide a debt service reserve arrangement which was provided through an insurance product that will be replaced with a cash funded reserve account from available cash flow from operations.

  Interest payments are due semiannually on Janaury 15, and July 15, for both the 12 % Senior Notes and the Secured Construction and Term Loan Facility.

  The scheduled maturities of long-term debt during the next five years are (in millions): 1999, 2000 and 2001--$0; 2002--$5.3; 2003--$15.8; 2004 and
thereafter--$338.9.

8. Capital Contribution Receivable

In August 1999, Blackstone and Occidental signed capital contribution agreements totaling $135 million. Blackstone agreed to contribute $121.5 million, and Occidental agreed to contribute $13.5 million to the Company. As of December 31, 1999, Blackstone and Occidental contributed approximately $51.4 million and $5.7 million, respectively, of their commitments. The remaining $77.8 million is recorded as a contribution receivable. The contractual arrangements with Blackstone and Occidental provide that the aggregate $135 million equity commitment will be funded pro rata with the funding of the notes and bank term debt, so that at the time of each advance of debt and equity to pay construction costs the amount funded will be approximately 65% debt and 35% equity. It is expected that the entire $135 million equity commitment will be funded by March 2001. The obligations of Blackstone and Occidental to fund their equity commitments are absolute, irrevocable and unconditional so long as a pro rata portion of bank term debt is funded at the same time. The obligation of Blackstone to fund its outstanding equity commitment may be assumed by a third party if Blackstone transfers its equity interest in Clark Refining Holdings to such third party and either (i) such third party is rated investment grade by both S&P and Moody's after giving effect to such transfer or (ii) a majority of lenders under the Secured Construction and Term Loan Facility have consented to such transfer and either a majority of holders of 12 1/2% Senior Notes have consented or the Company has received a ratings reaffirmation from both rating agencies with respect to the 12 1/2% Senior Notes.

9. Interest and Finance Costs, Net

  Interest and Finance Costs, Net were as follows:

                                                                For the period
                                                               May 4 (inception)
                                                                      to
                                                               December 31, 1999
                                                               -----------------
                                                                  (dollars in
                                                                  thousands)
      Interest expense........................................     $ 15,565
      Finance expense.........................................       10,658
      Capitalized interest....................................      (13,798)
      Interest income.........................................       (1,670)
                                                                   --------
      Interest and Finance Costs, Net.........................     $ 10,755
                                                                   ========

  Finance expense included costs related to the Company's working capital facility as well as insurance costs for working capital, a debt service reserve arrangement and the PMI crude oil supply arrangement.

10. Commitments and Contingencies

  In July 1999, the Company entered into a contract for the engineering, procurement and construction of the Company's Coker Project with Foster Wheeler USA. Under this construction contract, Foster Wheeler USA will continue to engineer, design, procure equipment for, construct, test and oversee startup of the Coker Project and integrate the Coker Project with the Port Arthur refinery of Clark Refining & Marketing, Inc. Under the construction contract, the Company will pay Foster Wheeler USA a fixed price of approximately $544 million of which $157.1 million was credited to the Company for amounts Clark Refining & Marketing had already paid Foster Wheeler USA for work performed on the Coker Project prior to August 1999. The Company purchased this work in progress from Clark Refining & Marketing when the financings were consummated in August 1999. The Company and Foster Wheeler USA have the ability to initiate changes to work under the contract that may effect the final total price paid. Changes in excess of $0.5 million individually or $5.0 million in the aggregate must be approved by the project's independent engineer. The contract has provisions whereby Foster Wheeler will pay the Company up to $145 million in damages for delays in achieving mechanical completion or guaranteed reliability, based on a defined formula. The Company is required to pay Foster Wheeler USA an early completion bonus of up to $6 million if mechanical completion is achieved prior to November 1, 2000. The Company can terminate the contract with Foster Wheeler USA at any time upon written notice, at which time it will be obligated to pay actual project costs to the date of termination, other costs related to demobilizing, canceling subcontractors or withdrawing from the project site. Foster Wheeler USA cannot terminate the contract unless the Company defaults on required payments under the contract.

  In August 1999, the Company entered into agreements with Clark Refining & Marketing pursuant to which the Company will receive certain operating, maintenance, and other services from Clark Refining & Marketing and will sell, at market prices, the output from the new coking and hydrocracking equipment to Clark Refining & Marketing for further processing into finished products. The Company also entered into agreements under which it will process certain hydrocarbon streams owned by Clark Refining & Marketing. In addition, the Company entered into lease agreements under which it will lease Clark Refining & Marketing's crude unit, vacuum tower, two distillate hydrotreaters, and a naphtha hydrotreater at the Port Arthur refinery as well as the site where the Company's new processing units are located. The Company will receive and pay compensation at what it believes to approximate fair market value under these agreements. At December 31, 1999, the Company had a net outstanding payable balance of $0.4 million to Clark Refining & Marketing consisting of a payable of $0.5 million for services under these agreements and fees paid by Clark Refining & Marketing on the Company's behalf and a $0.1 million receivable for the overpayment of such services in a prior period.

  In August 1999, the Company purchased a long-term crude oil supply agreement with PMI from Clark Refining & Marketing for approximately $0.8 million. The contract includes a gross margin support mechanism designed to provide a minimum average coker gross margin over its initial term. Pursuant to the terms of the contract, PMI will supply to the Company Maya crude oil for a price based on published market prices for crude and refined products, as defined in the contract. The contract extends for eight years from the later of the start-up date of the coker, the schedule completion date of January 2001 or the guarantee date of July 2001. The completion date is the date the coker meets prescribed operating performance. If the completion date extends beyond January 2001, the Company must pay P.M.I $400,000 per month for the first six months of delay and $200,000 per month for up to an additional six months of delay thereafter to extend the completion date or they may terminate the contract. The Company may terminate the contract after paying PMI a termination payment of approximately $170,000 per month after August 31, 1998 plus actual damages that PMI has suffered. The Company does not currently anticipate the Coker Project completion date being extended beyond January 2001.

  In August 1999, the Company entered into an agreement with Air Products and Chemicals, Inc. ("Air Products") to supply the hydrogen needs of the Coker Project. Air Products will also supply steam and electricity to the Company under this agreement. Prices under the contract are based on market prices at the time of the contract, subject to adjustment according to a formula based on inflation indices. Air Products will be required to pay the Company liquidated damages of up to $1.2 million if the plant fails to be ready for commercial operation on or before December 2000 and the Company will be required to pay Air Products liquidated damages of up to $1.2 million if the Company is unable to start-up the coker for initial operations prior to December 2000. The Company does not currently anticipate the Coker Project initial start-up date being extended beyond December 2000.

  Environmental laws typically provide that the owner or operators, including lessees, of contaminated properties may be held liable for their remediation. Such liability is typically joint and several, which means that any responsible party can be held liable for all remedial costs, and can be imposed regardless of whether the owner or operator caused the contamination. The Port Arthur refinery is located on a contaminated site. Under the 1994 purchase agreement between Clark Refining & Marketing and Chevron Products USA relating to the Port Arthur refinery, Chevron retained environmental remediation obligations regarding pre-closing contamination at over 97% of the refinery site. Clark Refining & Marketing assumed responsibility for any remediation that is required in and under the remaining 3% of the refinery site, which consists of specified areas that extend 25 to 100 feet from active operating units, including soil and groundwater. Clark Refining & Marketing has estimated its liability for remediation of soil and groundwater soil in these areas at $27 million. Chevron is obligated to remediate the contamination is the areas for which it has retained responsibility as and when required by law, in accordance with remediation plans negotiated by Chevron and the applicable federal and state agencies.

  No part of our Coker Project site is located within the portion of the Port Arthur refinery site for which Chevron retains environmental remediation obligations. We have estimated remedial costs relating to our Coker Project site, which surpasses 50 acres of the total Port Arthur refinery site surface area, at $1.6 million. Clark Refining & Marketing has agreed to retain liability regarding contamination existing at the Coker Project site and has indemnified the Company against such liabilities; therefore, no such liability has been recorded at the Company. However, if Clark Refining & Marketing does not fulfill its remediation obligations, the Company could incur substantial additional costs in remediating the contamination.

                                                                         ANNEX A

          ADDITIONAL INFORMATION REGARDING CLARK REFINING & MARKETING

   The following are (1) Items 1 and 2 (Business; Properties); Item 3 (Legal Proceedings); Item 6 (Selected Financial Data); Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation); and Item 8 and
Item 14(a) 1 and 2 (Financial Statements and Supplementary Data) from Clark Refining & Marketing's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999.

Selected Items from Clark Refining & Marketing's 10-K.

                                     PART I

Item 1 and 2. Business; Properties

General

Clark Refining & Marketing, Inc. and subsidiaries ("Clark R&M" or the "Company") is currently one of the five largest independent refiners of petroleum products in the United States based on rated crude oil throughput capacity. The Company has over 547,000 barrels per day of rated crude oil throughput capacity at its two Illinois, one Texas and one Ohio refineries. In July 1999, Clark R&M sold its 672 company-operated retail outlets to a company controlled by Apollo Management L.C. ("Apollo"), and in November 1999, Clark R&M sold 15 distribution terminals to Equilon Enterprises, L.L.C. and its subsidiary ("Equilon"). Both transactions are part of a strategy to focus on refining operations, which the Company believes will offer higher potential future returns.

Clark R&M was incorporated in Delaware in 1988 as Clark Oil & Refining Corporation. Its principal executive offices are at 8182 Maryland Avenue, St. Louis, Missouri, 63105 and its telephone number is (314) 854-9696. As part of the transaction with Apollo, the Clark trade name was sold. As a result, the Company will change its name in 2000.

Clark R&M is a wholly-owned subsidiary of Clark USA, Inc. ("Clark USA"), which is a wholly-owned subsidiary of Clark Refining Holdings Inc. ("Clark Holdings"). Much of the debt of Clark USA and Clark R&M is publicly traded. Clark Holdings' equity is privately-held and controlled by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") through a 78.7% voting interest (75.3% economic interest) as of December 31, 1999. Originally, Blackstone acquired an interest in Clark USA from Trizec Hahn Corporation (formerly The Horsham Corporation, "TrizecHahn") in November 1997. Clark Holdings' other principal shareholder is an affiliate of Occidental Petroleum Corporation ("Oxy") with a 19.9% voting interest (23.4% economic interest) as of December 31, 1999. Oxy acquired an interest in Clark USA in November 1995 in exchange for rights to future crude oil deliveries that the Company subsequently sold. Blackstone and Oxy exchanged their Clark USA shares for Clark Holdings shares in May 1999 to facilitate, among other things, the construction and financing of a project initiated by the Company to upgrade its Port Arthur, Texas refinery to be able to process more lower-cost, heavy sour crude oil. The Company sold a substantial portion of this project in August 1999 to Port Arthur Coker Company L.P., a subsidiary of Clark Holdings.

Business Strategy

Clark R&M is focused on becoming a world class refiner to capture the manufacturing value created in refining crude oil into gasoline, diesel fuel, jet fuel, and other petroleum products. Demand for these products has grown at consistent rates since the mid-1980's and the Company believes that the excess capacity resulting from the oil crises of the 1970's and early 1980's have now been almost fully absorbed. Clark R&M has a disciplined business approach with a strategy that has been consistently focused towards the following:

 .  Improving Productivity with Minimum Capital

The Company continues to implement relatively no or low-cost initiatives designed to increase production, sales volumes and production yields and to improve its sales mix while reducing input costs and operating expenses. Examples of these types of initiatives include improvements at the Port Arthur refinery, other than the heavy oil upgrade project, increased yields and crude oil throughput capability at its Illinois refineries and the creation of value within the retail marketing business and subsequent harvesting of that value to be deployed into expected higher return uses.

 .  Adding Scale Through Acquisitions at Fractions of Replacement Costs

The Company intends to continue to seek to add scale to its refining operations through the selective acquisition of low-cost, quality assets. Since 1994, the Company has almost quadrupled its refining capacity with the acquisition of the Port Arthur refinery in 1995 and the Lima refinery in 1998. The Company believes there may be additional acquisition opportunities in the future due to continued consolidation in the industry.

 .  Optimizing Capital Investment through a Rigorous Project Review and
   Implementation Process

The Company emphasizes an entrepreneurial approach to perceived mandatory expenditures, such as those required to comply with reformulated and low-sulfur fuel regulations. For example, the Company may seek to comply with such regulations through the access of alternative markets for existing products if adequate returns on capital investment needed to comply with such regulations are not assured. Discretionary capital expenditures are managed by linking capital investment to internally generated cash flow. The Company seeks to minimize investment risk, while maximizing project returns and most projects approved in the past three years have indicated paybacks of less than four years.

 .  Maintaining Strong Liquidity and Financial Flexibility

Earnings in the Company's industry have been volatile. As a result of this volatility the Company has historically maintained significant liquidity and utilized long-term financing when possible while retaining some prepayment flexibility. As of December 31, 1999, the Company had cash and short-term investments of approximately $286 million and no material long-term debt maturities prior to 2003.

 .  Promoting Entrepreneurial Culture

An overall approach in optimizing the above strategies and enhancing financial performance and safety is to promote an entrepreneurial culture where employee incentives are aligned with performance objectives. All of the Company's employees participate in its performance management, profit sharing or other incentive plans, and the Company has a stock incentive plan for certain key employees.

Overview

In addition to four refineries, the Company owns a product terminal, two crude oil terminals, an LPG terminal and crude oil pipeline interests. The following table shows the rated crude oil throughput capacities of the Company's four refineries in barrels per day as of December 31, 1999:

      Port Arthur, Texas................................................ 232,000
      Lima, Ohio........................................................ 170,000
      Blue Island, Illinois.............................................  80,000
      Hartford, Illinois................................................  65,000
                                                                         -------
          Total......................................................... 547,000
                                                                         =======

The Company's principal refined products are gasoline, on and off-road diesel fuel, jet fuel, residual oil and petroleum coke. Gasoline, on-road (low sulfur) diesel fuel and jet fuel are principally used for transportation purposes. Off-road (high sulfur) diesel fuel is principally used as a fuel for agriculture and trains. Residual oil (slurry oil and vacuum tower bottoms) is used mainly for heavy industrial fuel (e.g., power generation) and in the manufacturing of roofing flux or for asphalt used in highway paving. Petroleum coke is a by-product of the coking process and is a coal-like substance that can be burned for power generation. The Company also produces many unfinished petrochemical products that are sold to neighboring chemical plants at the Port Arthur and Lima refineries. Most of the Company's products are sold in the eastern half of the U.S.

The Company currently sells gasoline and diesel fuel on an unbranded basis to approximately 525 distributors and chain retailers through third-party facilities. The Company believes these sales offer higher profitability than spot market alternatives. Wholesale sales are also made to the transportation, agricultural and commercial sectors, including airlines, railroads, barge lines and other industrial end-users. Fuel sales to all channels of trade focus on maximizing netback realizations (revenue less all distribution and working capital investment costs).

Port Arthur Refinery

The Port Arthur refinery is located in Port Arthur, Texas, approximately 90 miles east of Houston, on a 4,000-acre site. The Port Arthur refinery was acquired from Chevron U.S.A. Inc. in February 1995. The Port Arthur refinery has the ability to process 100% sour crude oil, including up to 20% heavy crude oil, and has coking capabilities. Heavy sour crude oil has historically been available at substantially lower cost when compared to light sweet crude oil such as West Texas Intermediate ("WTI"). The Port Arthur refinery's Texas Gulf Coast location provides access to numerous cost-effective domestic and international crude oil sources that can be accessed by waterborne delivery or through Sun Pipe Line. The Port Arthur refinery can produce conventional gasoline, 100% low-sulfur diesel fuel and jet fuel. The refinery's products can be sold in the Mid-continent and Eastern U.S. as well as in export markets. These markets can be accessed through the Explorer, Texas Eastern and Colonial pipelines or by ship or barge.

The Company has an agreement to exchange certain refined products and chemicals at market prices with Chevron Chemical Company, which exchanged amounts averaged approximately 24,000 bpd from 1996 through 1999. This contract is cancelable upon 18 months notice by either party or by mutual agreement.

Since acquiring the Port Arthur refinery, the Company increased crude oil throughput capability from approximately 178,000 bpd to its current 232,000 bpd and immediately lowered operating expenses by approximately 50c per barrel.

The average daily feedstocks and production of the Port Arthur refinery for the years ended December 31, 1997, 1998 and 1999 were as follows:

                 Port Arthur Refinery Feedstocks and Production

                                           Year Ended December 31,
                                     -------------------------------------
                                      1997 (a)       1998       1999 (a)
                                     -----------  -----------  -----------
                                      Bpd    %     Bpd    %     Bpd    %
                                     ----- -----  ----- -----  ----- -----
                                       (barrels per day in thousands)
Feedstocks
  Light Sweet Crude Oil(b)..........  32.3  15.6%  17.0   7.6%  10.4   5.0%
  Light and Medium Sour Crude
   Oil(b)........................... 138.6  66.8  176.5  79.3  154.7  75.1
  Heavy Sweet Crude Oil(b)..........   2.0   1.0    --    --     0.8   0.4
  Heavy Sour Crude Oil(b)...........  33.6  16.2   25.7  11.6   34.1  16.6
  Unfinished & Blendstocks..........   0.8   0.4    3.4   1.5    6.1   2.9
                                     ----- -----  ----- -----  ----- -----
    Total........................... 207.3 100.0% 222.6 100.0% 206.0 100.0%
                                     ===== =====  ===== =====  ===== =====
Production
  Gasoline
  Unleaded..........................  54.6  26.2   78.5  35.6   75.9  36.4
  Premium Unleaded..................  30.5  14.7   20.4   9.2   15.6   7.5
                                     ----- -----  ----- -----  ----- -----
                                      85.1  40.9   98.9  44.8   91.5  43.9
  Other Products
  Low-Sulfur Diesel Fuel............  58.2  27.9   58.4  26.4   60.4  29.0
  Jet Fuel..........................  22.3  10.7   19.4   8.8   18.1   8.7
  Petrochemical Products............  26.0  12.5   24.7  11.2   21.0  10.0
  Others............................  16.5   8.0   19.3   8.8   17.5   8.4
                                     ----- -----  ----- -----  ----- -----
                                     123.0  59.1  121.8  55.2  117.0  56.1
                                     ----- -----  ----- -----  ----- -----
    Total........................... 208.1 100.0% 220.7 100.0% 208.5 100.0%
                                     ===== =====  ===== =====  ===== =====

--------
(a) Feedstocks and production in 1997 reflect maintenance turnaround downtime of approximately one month on selected units and in 1999 reflect unplanned maintenance downtime.

(b) Light crude oil has an API gravity of greater than 35.0 degrees, medium crude oil ranges from 25.9 to 35.0 degrees API and heavy crude oil has an API gravity of less than 25.9 degrees. Sweet crude oil has a sulfur content of less than 0.5% by weight while sour crude oil's sulfur content exceeds 0.5% by weight.

Port Arthur Upgrade Project

In March 1998, the Company entered into a long-term crude oil supply agreement with PMI Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. As a result of this contract, the Company began developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil of the type to be purchased from PMI. The heavy oil upgrade project includes the construction of new coking, hydrocracking and sulfur removal capability, and the expansion of the existing crude unit to approximately 250,000 barrels per day. In August 1999, the Company sold for $157.1 million the construction work-in-progress on the new processing units to Port Arthur Coker Company L.P., an affiliate that is not controlled by the Company or its subsidiaries. The Company also sold for $2.2 million the oil supply agreement with PMI and environmental permits which had already been obtained by the Company to Port Arthur Coker Company L.P. The assets were sold at cost, which approximated fair market value. As part of the project the Company is undertaking the upgrading of existing units at the Port Arthur refinery, including the expansion of the crude unit. The Company's portion of the project is expected to cost approximately $120 million, of which $50.7 million was expended through December 31, 1999. As of December 31, 1999, the Company had a letter of credit to the benefit of Foster Wheeler USA for $86.9 million to collateralize its obligations related to the Port Arthur heavy oil upgrade project.

The heavy oil upgrade project is expected to be mechanically complete by November 2000 with start-up of the project in the first quarter of 2001. The Company entered into agreements with Port Arthur Coker Company L.P. pursuant to which the Company will provide certain operating, maintenance and other services and purchase the output from the new coking and hydrocracking equipment for further processing into finished products. The Company will receive compensation under these agreements at fair market value that is expected to be, in the aggregate, favorable to the Company.

Lima Refinery

The Lima refinery is located in Lima, Ohio, approximately halfway between Toledo and Dayton, on a 650-acre site. Most of the processing units in the Lima refinery have been rebuilt since 1970, making the Lima refinery relatively young among Midwest refineries.

In 1996, British Petroleum ("BP") unsuccessfully attempted to sell the Lima refinery and announced they would close the refinery in two years. Despite such announcement, BP continued to invest at near historical levels for maintenance operating expenses and mandatory capital expenditures during 1997. The Company acquired the Lima refinery, related terminal facilities and non-hydrocarbon inventory from affiliates of BP in August 1998 for $175 million plus approximately $35 million for hydrocarbon inventory and $7 million in assumed liabilities, principally related to employee benefits (the "Lima Acquisition").

The Lima refinery is highly automated and modern with a Nelson complexity rating of 8.7 and an estimated replacement cost of $1.2 billion. The Lima refinery is large enough to realize economies of scale and other efficiencies. The Midwest location of the refinery has historically provided it with a transportation cost advantage and less gross margin volatility than refineries in other regions since demand for refined products has exceeded supply in the region.

The Lima refinery was designed to process light, sweet crude oil, but the refinery does have coking capability allowing it to upgrade lower-valued products. The Lima refinery obtains 100% of its crude oil supply by pipeline from a variety of domestic and foreign sources. The Mid-Valley, Salem-Stoy-Lima
(SSL) and Marathon pipeline systems provide final delivery capability to the refinery. These pipelines allow ultimate connection to the Capline, Louisiana Offshore Oil Port, Mobil, Ozark, Interprovincial, West Texas Gulf and other pipeline systems. The Lima refinery can produce conventional gasoline, high sulfur diesel fuel, jet fuel and certain specialty chemical products. Products can be distributed through the Buckeye and Inland Pipeline systems and by rail, truck or non-owned terminal. The Buckeye system allows access to markets in Northern/Central Ohio, Indiana, Michigan and Western Pennsylvania. The Inland Pipeline System is a private intra-state system jointly owned by BP, Shell, Unocal and Sun and available solely for their use. Clark has access to this private system through BP.

The average daily feedstocks and production of the Lima refinery from the acquisition date of August 10, 1998 through December 31, 1998 and for the full year ended December 31, 1999 were as follows:

                    Lima Refinery Feedstocks and Production

                                      August 10, to           Year Ended
                                   December 31, 1998     December 31, 1999(a)
                                   --------------------  ----------------------
                                      Bpd         %         Bpd          %
                                   ---------- ---------  ----------- ----------
                                   (barrels per day in    (barrels per day in
                                       thousands)              thousands)
Feedstocks
  Light Sweet Crude Oil...........     136.0      105.3%      120.7       103.6%
  Other...........................      (6.9)      (5.3)       (4.2)       (3.6)
                                   ---------  ---------  ----------  ----------
    Total.........................     129.1      100.0%      116.5       100.0%
                                   =========  =========  ==========  ==========
Production
  Gasoline
  Unleaded........................      61.3       47.0        55.2        46.8
  Premium Unleaded................      14.3       10.9        14.3        12.1
                                   ---------  ---------  ----------  ----------
                                        75.6       57.9        69.5        58.9
  Other Products
  Diesel Fuel.....................      27.3       21.0        19.9        16.8
  Jet Fuel........................      13.4       10.3        17.7        15.0
  Others..........................      14.0       10.8        11.0         9.3
                                   ---------  ---------  ----------  ----------
                                        54.7       42.1        48.6        41.1
                                   ---------  ---------  ----------  ----------
    Total.........................     130.3      100.0%      118.1       100.0%
                                   =========  =========  ==========  ==========

--------
(a) Feedstocks and production in 1999 reflect maintenance turnaround downtime and unplanned downtime.

Illinois Refineries

Product pipelines connect the Illinois refineries, increasing their flexibility relative to stand-alone operations. Both refineries are situated on major water transportation routes that provide flexibility to receive crude oil or intermediate feedstocks by barge when economical. The Company believes that the Midwest location of these refineries has provided relatively high refining margins with less volatility than comparable operations located in other regions of the U.S., principally because demand for refined products has exceeded production in the region. This excess demand has been satisfied by imports from other regions, providing Midwest refineries with a transportation advantage.

Blue Island Refinery

The Blue Island refinery is located on the Cal-Sag canal in Blue Island, Illinois, approximately 17 miles south of Chicago on a 170-acre site. The Blue Island refinery was designed to process light, sweet crude oil, but can process up to 25% light sour crude oil. The Blue Island refinery can receive Canadian crude oil through the Lakehead pipeline from Canada, foreign and domestic crude oil through the Capline pipeline system originating in the Louisiana Gulf Coast region, and domestic crude oil originating in West Texas, Oklahoma and the Rocky Mountains through the Arco pipeline system. The Blue Island refinery has among the highest capabilities to produce gasoline relative to the other refineries in its market area. During most of the year, gasoline is the most profitable refinery product. The Blue Island refinery can produce conventional gasoline, up to 60% RFG, high sulfur diesel fuel and residual fuel. It can also produce 30% low-sulfur diesel fuel when market prices warrant and based on the clean fuels attainment of the Company's total refining system. Products can be distributed through the Wolverine, West Shore, Badger, Transmontaigne and Marathon pipeline systems or by barge.

Since 1992, the Company has increased the crude oil throughput capability at the Blue Island refinery by approximately 10,000 bpd, introduced light sour crude oil as a lower-cost feedstock, improved the fluid catalytic cracking ("FCC") unit operation and introduced the capability to produce RFG.

The average daily feedstocks and production of the Blue Island refinery for the years ended December 31, 1997, 1998 and 1999 were as follows:

                 Blue Island Refinery Feedstocks and Production

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997      1998 (a)      1999
                                             ----------  ----------  ----------
                                             Bpd    %    Bpd    %    Bpd    %
                                             ---- -----  ---- -----  ---- -----
                                              (barrels per day in thousands)
Feedstocks
  Light Sweet Crude Oil..................... 51.7  70.1% 48.5  74.9% 53.4  72.9%
  Light Sour Crude Oil...................... 18.1  24.6  14.8  22.8  18.1  24.7
  Unfinished & Blendstocks..................  3.9   5.3   1.5   2.3   1.7   2.4
                                             ---- -----  ---- -----  ---- -----
    Total................................... 73.7 100.0% 64.8 100.0% 73.2 100.0%
                                             ==== =====  ==== =====  ==== =====
Production
  Gasoline
  Unleaded.................................. 39.9  54.0  36.7  56.8  40.0  54.7
  Premium Unleaded..........................  8.4  11.3   6.5  10.1   7.6  10.4
                                             ---- -----  ---- -----  ---- -----
                                             48.3  65.3  43.2  66.9  47.6  65.1
  Other Products
  Diesel Fuel............................... 14.9  20.1  13.1  20.3  16.5  22.6
  Others.................................... 10.7  14.6   8.2  12.8   9.0  12.3
                                             ---- -----  ---- -----  ---- -----
                                             25.6  34.7  21.3  33.1  25.5  34.9
                                             ---- -----  ---- -----  ---- -----
    Total................................... 73.9 100.0% 64.5 100.0% 73.1 100.0%
                                             ==== =====  ==== =====  ==== =====

--------
(a) Feedstocks and production during 1998 were reduced by significant planned and unplanned downtime.

Hartford Refinery

The Hartford refinery is located on the Mississippi River in Hartford, Illinois, approximately 17 miles northeast of St. Louis, on a 400-acre site. The Hartford refinery includes a coker unit and, consequently, has the ability to process a variety of crude oil including lower-cost, heavy sour crude oil into higher-value products such as gasoline and diesel fuel. The Hartford refinery has the capability to process approximately 60% heavy sour crude oil and 25% medium sour crude oil. This upgrading capability allows the refinery to benefit from higher margins if heavy sour crude oil is priced at a significant discount to light sweet crude oil. The Hartford refinery has access to foreign and domestic crude oil supplies through the Capline/Capwood pipeline systems and access to Canadian crude oil through the Express pipeline and the Mobil/IPL pipeline system. The Hartford refinery can produce conventional gasoline, high sulfur diesel fuel, residual fuel and petroleum coke. Products can be distributed through the Marathon/Wabash and Explorer pipeline systems or by barge.

Since 1992, the Company has increased the crude oil throughput capability at the Hartford refinery by approximately 10,000 bpd, improved overall liquid recovery by approximately 3%, improved FCC unit yields by approximately 3%, increased higher-valued crude unit yields by approximately 2,000 bpd and dramatically reduced combined "recordable" and "days away from work" rates from 27 in 1990 to an average of less than three during 1999.

The average daily feedstocks and production of the Hartford refinery for the years ended December 31, 1997, 1998 and 1999 were as follows:

                  Hartford Refinery Feedstocks and Production

                                                Year Ended December 31,
                                            -----------------------------------
                                             1997 (a)      1998         1999
                                            ----------  -----------  ----------
                                            Bpd    %    Bpd     %    Bpd    %
                                            ---- -----  ----  -----  ---- -----
                                             (barrels per day in thousands)
Feedstocks
  Light Sweet Crude Oil....................  4.2   6.8%  8.2   12.9% 10.8  17.9%
  Light Sour Crude Oil..................... 24.9  40.8  35.1   55.0  44.0  72.6
  Heavy Sour Crude Oil..................... 29.5  48.3  21.7   34.0   4.6   7.6
  Unfinished & Blendstocks.................  2.5   4.1  (1.2)  (1.9)  1.1   1.9
                                            ---- -----  ----  -----  ---- -----
    Total.................................. 61.1 100.0% 63.8  100.0% 60.5 100.0%
                                            ==== =====  ====  =====  ==== =====
Production
  Gasoline
  Unleaded................................. 28.7  47.4  29.5   46.7  30.7  50.4
  Premium Unleaded.........................  2.5   4.1   2.8    4.4   2.4   4.0
                                            ---- -----  ----  -----  ---- -----
                                            31.2  51.5  32.3   51.1  33.1  54.4
  Other Products
  High-Sulfur Diesel Fuel.................. 19.3  32.0  20.9   32.9  21.6  35.6
  Others................................... 10.0  16.5  10.1   16.0   6.1  10.0
                                            ---- -----  ----  -----  ---- -----
                                            29.3  48.5  31.0   48.9  27.7  45.6
                                            ---- -----  ----  -----  ---- -----
    Total.................................. 60.5 100.0% 63.3  100.0% 60.8 100.0%
                                            ==== =====  ====  =====  ==== =====

--------
(a) Feedstocks and production in 1997 reflect maintenance turnaround downtime of approximately one month on selected units and in 1999 reflect unplanned maintenance downtime.

Terminals and Pipelines

In December 1999, the Company sold 15 refined product terminals to Equilon. The Company owns one refined product terminal associated with the Blue Island refinery and a 1.1 million-barrel crude oil terminal associated with the Lima refinery. The Company also owns a crude oil terminal and an LPG terminal with a combined capacity of approximately 7.2 million barrels associated with the Port Arthur refinery in Texas. The Company enters into refined product exchange agreements with unaffiliated companies to broaden its geographical distribution capabilities in the Midwest, and through the transaction with Equilon can potentially expand its distribution points nationally through Equilon's terminal network.

The Company owns and operates a common carrier pipeline system that connects its Port Arthur refinery with three terminals. It also owns proprietary refined products pipelines from the Port Arthur refinery to its LPG terminal in Fannett, Texas.

Crude Oil Supply

The majority of the Company's crude oil supply requirements are acquired on the spot market from unaffiliated foreign and domestic sources. The Company has several crude oil supply contracts that total approximately 220,000 bpd with third-party suppliers, including PMI, Bayoil Supply and Trading Limited, Husky Oil Operations Limited, and Koch Petroleum Group, L.P. These contracts are generally cancelable upon one to three months' notice by either party, but are intended to remain in place for the foreseeable future. The following table shows the Company's average daily sources of crude oil in 1999:

                          Sources of Crude Oil Supply

                                                                   1999
                                                           --------------------
                                                                Bpd         %
                                                           -------------- -----
                                                           (in thousands)
      United States.......................................     106.7       23.6%
      Latin America.......................................     150.0       33.2
      Canada..............................................      21.9        4.9
      West Africa.........................................      93.6       20.7
      Middle East.........................................      66.5       14.7
      North Sea...........................................       2.6        0.6
      Other...............................................      10.3        2.3
                                                               -----      -----
          Total...........................................     451.6      100.0%
                                                               =====      =====

Clean Air Act/Reformulated Fuels

In December 1999, the United States Environmental Protection Agency ("USEPA") published the Tier II Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. The ruling mandates that the sulfur content of gasoline produced at any refinery not exceed 30 parts per million after January 1, 2006. Starting in 2004, the USEPA will begin a program to phase in the new low sulfur gasoline requirements. Currently the sulfur content in the Company's gasoline pool averages approximately 385 parts per million. These regulations will likely require the Company to make some level of capital investments at its refineries to reduce the sulfur levels in its gasoline. The Company is evaluating its options under the new regulations and does not currently have an estimate of how much of a capital outlay will be required for compliance.

Under the Clean Air Act, the USEPA promulgated regulations mandating low-sulfur diesel fuel for all on-road consumers and RFG for ozone non-attainment areas, including Chicago, Milwaukee and Houston in the Company's direct market area.

The USEPA has drafted a proposed regulation which, it is believed, would require a significant reduction in the sulfur content of diesel fuel by the year 2006. The proposed regulation has not yet been released to the public and is currently under the review of the White House Office of Management and Budget. The USEPA anticipates that the regulation will be formally proposed later this spring and formally promulgated as a final rule before the end of the year 2000. Until the regulation is formally proposed and promulgated, and the exact nature of the USEPA's proposal becomes known, the Company cannot assess the impact, if any, of the regulation on its operations.

The Clean Air Act requires the USEPA to review national ambient air quality standards for certain pollutants every five years. In July 1997, after such a review, the USEPA adopted more stringent national standards for ground level ozone (smog) and particulate matter (soot). These standards, when implemented, are likely to increase significantly the number of non-attainment areas and thus require additional pollution controls, more extensive use of RFG, and possibly new diesel fuel standards. Efforts are being made to influence the legislative branch to repeal the new standards under the Congressional Review Act. A lawsuit filed by the U.S. Chamber of Commerce, the American Trucking Association and the National Coalition of Petroleum Retailers is challenging the implementation of these standards. As a result, it is too early to determine what impact that this ruling could have on the Company.

Expenditures required to comply with existing reformulated fuels regulations are primarily discretionary, subject to market conditions and economic justification. The reformulated fuels programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenated content, detergent addition and sulfur content. The regulations regarding these fuel properties vary in markets in which the Company operates, based on attainment of air quality standards and the time of the year. The Company's Blue Island refinery has the capability to produce up to approximately 60% of its gasoline production in RFG. Each refinery's maximum RFG production may be limited based on the clean fuels attainment of the Company's total refining system. The Port Arthur refinery has the capability to produce 100% low-sulfur diesel fuel.

Market Environment

The profitability of an oil refinery is determined, in large part, by refining margins, the spread between prices for refined products such as gasoline, diesel fuel, and costs of crude oil. The refining margin is driven by the supply and demand for petroleum commodities. Refinery profitability is also influenced by the equipment configuration of the refinery, the refinery's operating cost structure and the refinery's access to crude oil and refined product markets.

Demand for light refined products (gasoline, diesel, kerosene/jet fuel) grew at an annual rate of 4.2% from 1960 to 1973, according to the U.S. Department of Energy. However, demand for light refined products declined by 0.5% per year from 1973 to 1983. The Company believes that the combination of high prices for petroleum products due to the oil shocks of the early and late 1970's, environmental regulations favoring cleaner burning fuels, and gains in fuel efficiency caused consumption of light refined products to decrease. From 1983 to 1998, light refined product demand increased at a rate of 1.6% per year and from 1993 to 1998, at 2.1% per year. The Company believes the renewed growth in light refined product demand is due to the expansion of U.S. vehicle fleet miles driven, increased seat miles flown on the U.S. airlines, and the reduced improvement in vehicle fuel efficiency due to consumer preference for light trucks and sport-utility vehicles.

Demand for heavy refined products (residual and other heavy oil) grew at an annual rate of 4.0% from 1960 to 1978, according to the U.S. Department of Energy. The Company believes that the introduction of regulations restricting the use of residual oil in the late 1970's drastically reduced demand for residual oil, as demand decreased from 3 million barrels per day in 1978 to 0.9 million barrels per day in 1998, an annual decrease of 5.9%. During this same period, overall heavy refined product demand has decreased at only approximately 1% per year.

From 1965 through 1978, crude oil distillation capacity utilization rates averaged approximately 89%, according to the American Petroleum Institute. The Company believes that sagging demand for light and heavy refined products was the primary cause of the utilization rates falling to 69% in 1981. U.S. crude oil distillation capacity decreased from 18.1 million barrels per day in 1980 to 16.4 million barrels per day in 1999, according to the Oil & Gas Journal, as more than 40% of the refineries in the United States closed during this period. As a result of this decrease in capacity and the renewed increase in demand, U.S. crude oil distillation capacity utilization rates increased from 69% in the early 1980s to 95% in 1998 and averaged approximately 93% in 1999. The Company believes U.S. crude oil distillation utilization rates may be approaching long-term sustainable maximums due to the requirements for routine maintenance and the likelihood of unplanned downtime.

The Company believes the annual growth in refined product demand in the U.S. will average 1-2%, in line with the recent trends, due to the continuing expansion of the U.S. vehicle fleet miles driven and increased seat-miles flown on U.S. airlines with an offset for modest improvements in vehicles efficiency.

Crude oil represents a refinery's largest single operating cost and is available in a range of prices depending on the equipment required for processing the crude oil, its potential yield of refined products, and the cost of transporting the crude oil to the refinery. Lighter and/or sweeter crude oil is priced higher then heavy and/or sour crude oil because it is easier to process and yields a higher-valued slate of products such as gasoline, diesel fuel, jet fuel, and petrochemicals.

The economies of crude oil selection compares the discounts offered for lower quality crude oil to the gain on making higher value products instead of residual oil. The refining margin of a heavy coking refinery is highly sensitive to the dollar per barrel price difference between heavy sour crude oil, such as Maya, and light sweet crude oil, such as West Texas Intermediate. This difference is often referred to as the "heavy/light differential". This measurement provides a reliable indication of the profitability advantage of a heavy coking refinery because a wider heavy/light differential typically results in lower cost feedstocks and a higher resulting refinery margin. From 1988 through 1999 the six-month moving average of the heavy/light differential ranged from a high of $8.90 to a low of $3.76 with 1999 averaging $4.75 per barrel.

In the late 1980's, conversion capacity, the ability to extract more higher-valued products from the same barrel of crude oil, was fully utilized with little or no excess capacity. As a result, returns on investment for refiners motivated new investments in conversion. By the early 1990s, the rate of addition of conversion capacity considerably exceeded the needed level. Many producers added this capacity with the intention of processing heavy sour crude oil into low sulfur diesel and reformulated gasoline. Many refiners found that the most economic way of accomplishing this was to combine various refinery modifications made in response to regulatory changes with expansions of conversion capacity. Since conversion capacity is generally the most profitable component of a refinery, many refiners believed that increasing it was the most effective way to maximize returns on product quality improvement investments. However, because so many refiners recognized the potential benefit of increasing conversion capacity, an overbuilding of capacity resulted. The overabundance of conversion capacity drove up demand for heavy feedstock and resulted in a narrowing of the heavy/light differential through 1995.

Recovery in the heavy/light differential occurred in 1996 and 1997. The Company believes that while this recovery was due in part to temporary refinery operating problems at several major refinery units, which decreased the availability of conversion capacity, this recovery was primarily driven by the rising output of heavy sour crude oil in the Western Hemisphere. This increasing production of heavy sour crude oil resulted in severe price competition and residual fuel oil oversupply. The differentials reached a peak late in 1997 and early 1998 due to these factors. In April 1998, the trends began to reverse and the heavy/light differential began to narrow. This reversal was brought about by the confluence of a number of factors. These include the effects of the Asian financial crisis, which reduced demand for refined products and opened up capacity worldwide. In addition, low crude oil prices and high natural gas prices in the U.S. caused demand for residual fuel to increase rather dramatically. At the same time, export demand for residual fuel increased sharply due to El Nino related hydropower shortages in Mexico.

Although the rate of increase in conversion capacity fell sharply after 1994, several major projects are currently underway. In addition, several conversion projects are linked to supplies of heavy sour crude oil from Venezuela and Mexico and the Company believes these projects will absorb increases in heavy sour crude oil production. Net additions in conversion capacity in recent years have been at a rate of 2% per year in the United States and nearly 4% worldwide.

The Company believes heavy sour crude oil production cuts in 1999, by Mexico, Canada, Venezuela and other OPEC members caused the heavy/light differential to narrow. At the same time, new conversion capacity was being brought on and was absorbing excess heavy feedstock, thereby strengthening heavy feedstock prices and further narrowing the differential. In addition, high natural gas prices coupled with low residual oil prices encouraged the burning of residual fuel, thereby squeezing the heavy feedstock balance and narrowing the heavy/light differential even further.

The Company believes the heavy/light differential will begin to widen again as many of the key factors determining the heavy/light differential are expected by the Company to turn favorable:

  . as the world economy, particularly Asia, improves, demand will grow rapidly;

  . crude oil prices will increase as demand increases;

  . crude oil production increases, particularly heavy sour crude oil, as demand for OPEC crude oil increases since OPEC crude oil is generally heavier;

  . Venezuela, Mexico, and Canada are expected to expedite heavy oil production; and

  . light product demand and supply of heavy sour crude oil will likely increase faster than conversion capacity can be added.

Sale of Retail Division

In July 1999, Clark R&M sold its retail marketing division in a recapitalization transaction to Clark Retail Enterprises ("CRE"), which is controlled by Apollo Management L.P., for net cash proceeds of approximately $215 million. A subsidiary of the Company's indirect parent Clark Holdings holds a six-percent equity interest in CRE. The retail marketing division sold included all Company and independently-operated Clark branded stores and the Clark trade name. In general, CRE assumed unknown environmental liabilities at the retail stores they acquired up to $50,000 per site, as well as responsibility for any post-closing contamination. Subject to certain risk sharing arrangements, the Company retained responsibility for all pre-existing, known contamination. As part of the sale agreement, the Company also entered into a market-based supply agreement for refined products that expires in July 2001 and may be canceled with 90 days notice by the buyer. Since the supply agreement is market-based the Company does not expect the expiration of the supply agreement to have a material adverse effect on the results of operations or financial position.

Competition

The oil industry is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, these major oil companies may be better able to withstand volatile market conditions, more effectively compete on the basis of price and more readily obtain crude oil in times of shortages.

The principal competitive factors affecting the Company are crude oil and other feedstock costs, refinery efficiency, refinery reliability, refinery product mix and product distribution and transportation costs. Certain of the Company's larger competitors have refineries which are larger and, as a result, could have lower per-barrel costs or higher margins per barrel of throughput. The Company has no crude oil reserves and is not engaged in exploration and production activities. The Company obtains nearly all of its crude oil requirements on the spot market from unaffiliated sources. The Company believes that it will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future. The principal competitive factors affecting the Company's wholesale distribution system are product price and quality, reliability and availability of supply and location of distribution points.

Environmental Matters

Compliance Matters

As the current operator of refineries and the former operator of gasoline stores, the Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, including those governing emissions of air pollutants, discharges of wastewater and stormwater, and the handling and disposal of non-hazardous and hazardous waste. Federal, state and local laws and regulations establishing numerous requirements and providing penalties for violations thereof affect nearly all of the current and former operations of the Company. Included among such laws and regulations are the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). Also significantly affecting the Company are the rules and regulations of the Occupational Safety and Health Administration. Many of these laws authorize the imposition of civil and criminal sanctions upon companies that fail to comply with applicable statutory or regulatory requirements. As discussed below, federal and state agencies have filed various enforcement actions alleging that the Company has violated a number of environmental laws and regulations. The Company nevertheless believes that, in all material respects, its existing operations are in compliance with such laws and regulations.

The Company's operations are large and complex. The numerous environmental regulations to which the Company is subject are complicated, sometimes ambiguous, and often changing. In addition, the Company may not have detected certain violations of environmental laws and regulations because the conditions that constitute such violations may not be apparent. It is therefore possible that certain of the Company's operations are not currently in compliance with state or federal environmental laws and regulations. Accordingly, the Company may be required to make additional expenditures to comply with existing environmental requirements. Such expenditures, along with compliance with environmental requirements, could have a material adverse effect on the Company's financial condition, results of operations, cash flow or liquidity.

The Company anticipates that, in addition to expenditures necessary to comply with existing environmental requirements, it will incur costs in the future to comply with new requirements. The Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company and could require substantial additional expenditures by the Company for the installation and operation of pollution control systems and equipment. See "--Legal Proceedings."

Remediation Matters

In addition to environmental laws that regulate the Company's ongoing operations, the Company's various operations also are subject to liability for the remediation of contaminated soil and groundwater. Under CERCLA and analogous state laws, certain persons may be liable as a result of the release or threatened release of hazardous substances (including petroleum) into the environment. Such persons include the current owner or operator of property where such releases or threatened releases have occurred, any persons who owned or operated such property during the time that hazardous substances were released at such property, and persons who arranged for the disposal of hazardous substances at such property. Liability under CERCLA is strict. Courts have also determined that liability under CERCLA is, in most cases where the government is the plaintiff, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent "potentially responsible parties" ("PRPs"). The most relevant factors in determining the probable liability of a party at a CERCLA site usually are the cost of investigation and remediation, the relative amount of hazardous substances contributed by the party to the site and the number of solvent PRPs. While the Company maintains property and casualty insurance in the normal course of its business, such insurance does not typically cover remediation and certain other environmental expenses.

The release or discharge of petroleum and other hazardous materials can occur at refineries and terminals. The Company has identified a variety of potential environmental issues at its refineries, terminals, and previously owned retail stores. In addition, each refinery has areas on-site that may contain hazardous waste or hazardous substance contamination and which may have to be addressed in the future at substantial cost. The terminal sites may also require remediation due to the age of tanks and facilities and as a result of current or past activities at the terminal properties including several significant spills and past on-site waste disposal practices.

Legal And Governmental Proceedings

The Company is also the subject of various environmental-related legal proceedings. See "--Legal Proceedings."

Employees

Currently, the Company employs approximately 2,100 people, with approximately 60% covered by collective bargaining agreements at the Blue Island, Hartford, Lima and Port Arthur refineries. The Port Arthur and Hartford refinery contracts expire in February 2002, the Lima refinery contract expires in August 2002, and the Blue Island contract expires in September 2002. Relationships with the unions have been good and the Company has never experienced a work stoppage as a result of labor disagreements.

Item 3. Legal Proceedings

As a result of its activities, the Company is the subject of a number of legal and administrative proceedings relating to environmental matters. The Company is required by the Commission to disclose all matters that could be material or that involve a governmental authority and could reasonably involve monetary sanctions of $100,000 or greater.

Hartford Federal Enforcement. In February 1999, the Company was served with a complaint in the matter United States v. Clark Refining & Marketing, Inc., alleging violations of the Clean Air Act, and regulations promulgated thereunder, in the operation and permitting of the Hartford refinery fluid catalytic cracking unit. In July 1999, the Company was served with a civil administrative complaint filed by the USEPA, alleging certain violations of the Emergency Planning and Community Right-to-Know Act, and regulations promulgated thereunder, with respect to certain record-keeping and reporting requirements relating to the Hartford refinery. The administrative complaint seeks a civil penalty of $498,000. No estimate can be made at this time of the Company's potential liability, if any, as a result of these matters.

Hartford State Enforcement. In 1996, the matter People of the State of Illinois
v. Clark Refining & Marketing, Inc., PCB No. 95-163 was substantially settled by the parties. Remaining issues are being discussed and resolution is anticipated. No estimate of any liability with respect to this remaining element of the complaint can be made at this time.

Blue Island Federal Enforcement. The Blue Island refinery is the subject of federal investigations concerning potential violations of certain environmental laws and regulations. In March 1997, the USEPA initiated a multimedia investigation at the Blue Island refinery. The investigation included an on-site visit, requests for information and meetings. In March 1997, the Company received a Grand Jury subpoena requesting certain documents relating to wastewater discharges. The United States Attorney has interviewed a number of current and former Blue Island refinery employees. The investigation is on-going and the Company has cooperated fully in the matter. In September 1998, the Company was served with a complaint in the matter, United States v. Clark Refining & Marketing, Inc., alleging that the Company has operated the refinery in violation of certain federal laws relating to air pollution, water pollution and solid waste management. The Company filed an answer denying the material allegations of the lawsuit. The parties are negotiating the terms and conditions of a potential consent decree which would resolve this matter. While substantial progress has been made on a conceptual level, there is no assurance that a consent decree will be successfully negotiated, nor can any estimate be made at this time of the Company's potential liability, if any, as a result of these matters.

Blue Island State Enforcement. People ex rel. Ryan v. Clark Refining & Marketing, Inc., is currently pending in the Circuit Court of Cook County, Illinois alleging operation of the Blue Island refinery in violation of environmental laws. The allegations originate from a fire that occurred in the Isomax unit in March 1995, a release of hydrogen fluoride in May 1995 from a processing unit, other releases into the air that occurred in the past three years, and releases of wastewater and stormwater to the Cal Sag Channel. The Company has filed an answer denying the material allegations in the lawsuit. The Illinois Attorney General has also intervened in the federal USEPA case, discussed above. The Company is seeking to settle this case and the USEPA case as a consolidated matter. The parties are negotiating the terms and conditions of a consent decree settling this matter. No estimate of any liability with respect to this matter can be made at this time.

Sashabaw Road. In May 1993, the Company received correspondence from the Michigan Department of Natural Resources ("MDNR") indicating that the MDNR believes that the Company may be a potentially responsible party in connection with groundwater contamination in the vicinity of one of its previously owned retail stores on Sashabaw Road in Oakland County, Michigan. In July 1994, MDNR commenced suit against the Company alleging that a retail location caused groundwater contamination necessitating the installation of a new $600,000 drinking water system. Michigan is seeking reimbursement of this cost. Although some contamination from the Company site may have occurred, the Company contends that numerous other sources were responsible and that a total reimbursement demand from the Company is excessive. Mediation resulted in a $200,000 finding against the Company, which the Company was willing to pay in settlement, but the state refused any settlement less than $500,000. The matter was tried in November 1999. The parties are awaiting a decision.

Port Arthur Natural Resource Damage Assessment. On June 7, 1999, Clark R&M and Chevron received a notice from a number of Federal and Texas agencies that a study would be conducted to determine whether any natural resource damage occurred as a result of the operation of the Port Arthur refinery. The Company will cooperate with the government agencies in this investigation.

Port Arthur and Lima Refineries. The original refineries on the sites of the Port Arthur and Lima refineries began operating in the late 1800s and early 1900s prior to modern environmental laws and methods of operation. While the Company believes as a result there is extensive contamination at these sites, the Company is unable to estimate the cost of remediating such contamination. Under the purchase agreement between the Company and Chevron related to the Port Arthur refinery, Chevron will be obligated to perform the required remediation of more than 97% of pre-closing contamination. The Company estimates its obligation at approximately $8 million. Under the purchase agreement between the Company and BP related to the Lima Refinery, BP indemnified the Company for all environmental and other liabilities and obligations arising from the ownership and operation of the Lima refinery prior to closing, subject to the terms and limitations in the purchase agreement. As a result of these acquisitions, the Company may become jointly and severally liable for the costs of investigation and remediation at these sites. In the event that Chevron or BP is unable (as a result of bankruptcy or otherwise) or unwilling to perform the required remediation at these sites, the Company may be required to do so. The cost of any such remediation could be substantial and could be beyond the Company's financial ability. In June 1997, the Company, Chevron and the State of Texas entered into an agreed order that substantially confirmed the relative obligations of the Company and Chevron.

As of December 31, 1999, the Company had accrued a total of $36.4 million for legal and environmental-related obligations that may result from the matters noted above, other legal and environmental matters and obligations associated with certain retail sites. While it is not possible at this time to estimate the ultimate amount of liability with respect to the legal proceedings described above, the Company is of the opinion that the aggregate amount of any such liability, in excess of amounts previously accrued, will not have a material adverse effect on its financial position. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

In addition to the specific matters discussed above, the Company has also been named in various other suits and claims. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these other legal proceedings, the Company believes the outcome of these other suits and claims will not have a material adverse effect on the Company's financial position, operating results or cash flow.

Item 6. Selected Financial Data

The selected consolidated financial data set forth below for the Company as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are derived from the audited financial statements included elsewhere herein. The selected financial data set forth below for the Company as of December 31, 1995, 1996 and 1997 and for each of the two years in the period ended December 31, 1996 are derived from audited financial statements not included herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere herein.

                                       Year Ended December 31,
                          -----------------------------------------------------
                            1995       1996       1997       1998       1999
                          ---------  ---------  ---------  ---------  ---------
                                   (in millions, except as noted)
Statement of Earnings
 Data:
 Net sales and operating
  revenues..............  $ 4,070.5  $ 4,656.9  $ 3,880.0  $ 3,580.5  $ 4,520.3
 Cost of sales..........   (3,787.3)  (4,318.1)  (3,434.6)  (3,115.1)  (4,102.0)
 Operating expenses.....     (251.8)    (291.3)    (293.9)    (341.6)    (402.0)
 General and
  administrative
  expenses..............      (34.4)     (37.8)     (43.0)     (50.0)     (48.3)
 Depreciation and
  amortization (a)......      (32.4)     (35.7)     (46.7)     (54.4)     (63.0)
 Inventory recovery of
  (write-down) to market
  value.................        --         --       (19.2)     (86.6)     105.8
 Recapitalization, asset
  writeoffs and other
  charges...............        --         --       (40.0)       --         --
 Gain on sale of
  pipeline interests....        --         --         --        69.3        --
                          ---------  ---------  ---------  ---------  ---------
 Operating income
  (loss)................      (35.4)     (26.0)       2.6        2.1       10.8
 Interest and financing
  costs, net (b)........      (39.9)     (38.7)     (39.8)     (51.0)     (61.5)
                          ---------  ---------  ---------  ---------  ---------
 Loss from continuing
  operations before
  taxes and
  extraordinary items...      (75.3)     (64.7)     (37.2)     (48.9)     (50.7)
 Income tax (provision)
  benefit...............       28.6       18.6      (10.4)      12.9       16.2
                          ---------  ---------  ---------  ---------  ---------
 Loss from continuing
  operations before
  extraordinary items...      (46.7)     (46.1)     (47.6)     (36.0)     (34.5)
 Discontinued
  operations, net of
  taxes (c).............       21.2        7.6        0.1       15.1       32.3
 Extraordinary items....        --         --       (10.7)       --         --
                          ---------  ---------  ---------  ---------  ---------
 Net loss...............  $   (25.5) $   (38.5) $   (58.2) $   (20.9) $    (2.2)
                          =========  =========  =========  =========  =========
Balance Sheet Data:
 Cash, cash equivalents
  and short-term
  investments...........  $   105.0  $   332.7  $   243.0  $   152.0  $   286.3
 Total assets...........    1,097.6    1,339.0    1,180.4    1,447.0    1,513.8
 Long-term debt.........      419.8      417.0      586.8      805.2      794.9
 Stockholder's equity...      304.1      534.9      260.9      225.0      183.3
Selected Financial Data:
 Cash flows from
  operating activities..  $   (85.6) $    16.9  $    94.9  $   (44.7) $    76.3
 Cash flows from
  investing activities..     (134.1)     212.0     (123.6)    (229.9)     110.9
 Cash flows from
  financing activities..      174.7       30.0      (61.0)     194.0      (49.8)
 Expenditures for
  turnaround............        6.5       13.9       47.4       28.3       77.9
 Expenditures for
  property, plant and
  equipment (d).........       15.7       20.1       26.4      101.3       57.6
 Refinery acquisition
  expenditures..........       71.8        --         --       175.0        --
Operating Data:
 Port Arthur Refinery
  (acquired February 27,
  1995)
 Production (000 bbls
  per day)..............      207.7      210.8      213.5      223.9      218.2
 Gross margin (per
  barrel of production).  $    2.28  $    2.78  $    3.84  $    3.48  $    2.06
 Operating expenses.....      121.6      164.7      170.7      172.7      168.1
 Midwest & Other
  Refining
 Production (000 bbls
  per day)..............      136.5      134.2      135.8      181.1      267.1
 Gross margin (per
  barrel of production).  $    2.51  $    2.56  $    3.79  $    2.95  $    1.84
 Operating expenses.....      130.2      126.6      123.2      168.8      233.9

--------
(a) Amortization includes amortization of turnaround costs.
(b) Interest and financing costs, net, included amortization of debt issuance costs of $6.6 million, $2.2 million, $7.0 million, $6.5 and $5.2 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Interest and financing costs, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(c) Discontinued operations is net of an income tax benefit of $2.7 million in 1999 (provision in 1998--$9.2 million, 1997--$0.1 million, 1996--$4.7 million, 1995--$12.9 million)
(d) Expenditures for property, plant and equipment in 1999 were net of sale proceeds of $157.1 million from Port Arthur Coker Company L.P. for the amount the Company had spent on the assets sold, which approximates fair value.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

The following tables provide supplementary data in a format that is not intended to represent an income statement presented in accordance with generally accepted accounting principles. Certain reclassifications have also been made to prior periods to conform to current period presentation. The Company considers certain items in each of the periods discussed to be special items. These items are discussed separately.

1999 compared with 1998 and 1997:

Financial Results:

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1997     1998    1999
                                                       -------  ------  -------
                                                        (in millions, except
                                                             as noted)
Operating Income:
Port Arthur Refinery
Crude oil throughput (000 barrels per day)............   206.6   219.3    200.0
Production (000 barrels per day)......................   213.5   223.9    218.2
Gross margin (per barrel of production)............... $  3.84  $ 3.48  $  2.06
Gulf Coast 3/2/1 crack spread (per barrel)............ $  3.24  $ 2.39  $  1.71
Operating expenses....................................  (170.7) (172.7)  (168.1)
  Net margin.......................................... $ 128.6  $112.1  $  (4.4)
Midwest Refineries and Other
Crude oil throughput (000 barrels per day)............   128.5   181.6    251.7
Production (000 barrels per day)......................   135.8   181.1    267.1
Gross margin (per barrel of production)............... $  3.79  $ 2.95  $  1.84
Chicago 3/2/1 crack spread (per barrel)............... $  4.04  $ 3.33  $  2.83
Operating expenses....................................  (123.2) (168.8)  (233.9)
  Net margin.......................................... $  64.9  $ 26.4  $ (54.1)
General and administrative expenses...................   (43.0)  (50.0)   (48.3)
                                                       -------  ------  -------
  Operating Contribution.............................. $ 150.5  $ 88.5  $(106.8)
Inventory timing adjustments gain (loss)(a)...........   (42.0)  (14.7)    20.2
Inventory (write-down) recovery to market.............   (19.2)  (86.6)   105.8
Gain from LIFO inventory reduction....................     --      --      54.6
Recapitalization, asset write-offs and other costs....   (40.0)    --       --
Gain on sale of minority pipeline interests...........     --     69.3      --
Depreciation and amortization.........................   (46.7)  (54.4)   (63.0)
                                                       -------  ------  -------
  Operating income.................................... $   2.6  $  2.1  $  10.8
                                                       =======  ======  =======

--------
(a) Includes adjustments to inventory costs caused by timing differences between when and how crude oil is actually purchased and refined products are actually sold, and a daily "market in, market out" operations measurement methodology.

Net sales and operating revenues and cost of sales for the Company were higher in 1999 than 1997 or 1998 principally because of higher hydrocarbon prices and production from the Lima refinery that was acquired in August 1998. The Company reported net losses of $2.2 million in 1999, $20.9 million in 1998 and $58.2 million in 1997. Net earnings in each of the past three years were impacted by items the Company considers special. Special items benefited operating income by $180.6 million in 1999, reduced operating income by $32.0 million in 1998 and reduced operating income by $101.2 million in 1997. In 1997, net earnings were reduced by $10.7 million related to an extraordinary item for early retirement of debt. See Note 9 "Long Term

Debt" and Note 14 "Equity Recapitalization and Change in Control" to the Consolidated Financial Statements. These special items consisted of the following:

Inventory Timing Adjustments. An inventory timing adjustment gain of $20.2 million in 1999, and loss of $14.7 million in 1998 and $42.0 million in 1997 were principally due to the timing impact of changes in petroleum prices in each of the past three years on crude oil purchases and refined product sale commitments. Petroleum prices fell in 1997 and 1998 as world energy markets became oversupplied principally as a result of an increase in OPEC production and reduced demand resulting from the Asian economic slowdown and reduced heating oil demand. OPEC responded by reducing production in 1999, which caused prices to increase. These gains and losses resulted from the fact that feedstock acquisition costs are fixed on average two to three weeks prior to the manufacture and sale of the finished products. The Company does not currently hedge this price risk because of the cost of entering into appropriate hedge-related derivatives and the long-term continuing nature of such risk. The Company does hedge price risk when its total volume-related at-risk position deviates from long-range targets.

Inventory (Write-down) Recovery to Market. Also as a result of lower petroleum prices in 1997 and 1998, the Company was required to record non-cash accounting charges of $19.2 million and $86.6 million, respectively, to reflect the decline in the value of petroleum inventories below carrying value. When petroleum prices increased in 1999, the Company fully recovered these charges.

Gain from LIFO Inventory Reduction. The Company recorded a LIFO gain in 1999 of $54.6 million resulting from an 8.9 million barrel reduction in inventory and higher current year liquidation values as compared to LIFO cost.

Recapitalization, asset write-offs and other costs. Recapitalization, asset write-offs and other costs totaled a charge of $40.0 million in 1997. This item included a non-cash charge of $20.3 million principally to write down the value of an idled refining capital project that was being dismantled for more productive use. A non-cash charge of $9.0 million was also recorded in 1997 due to a change in strategic direction principally for certain legal, environmental and other accruals related to existing actions. In addition, the Company incurred costs of $10.7 million in connection with affiliates of Blackstone acquiring an indirect controlling interest in the Company.

Gain on sale of minority pipeline interests. In 1997, the Company determined that its minority interests in the Southcap and Chicap crude oil pipelines, and the Wolverine and West Shore product pipelines, were not strategic since the Company's shipping rights are assured due to the pipelines' operation as common carrier pipelines and the Company's historical throughput on these pipelines. In 1998, the Company sold its interests in these pipelines for net proceeds of $76.4 million, which resulted in a before and after-tax book gain of approximately $69.3 million. These pipelines contributed earnings of approximately $5.3 million in 1998 and $8.2 million in 1997 and were recorded as a component of refinery gross margin for the Midwest refineries.

The Company recorded in 1999 an Operating Contribution loss or loss before interest, taxes, depreciation, amortization, inventory-related items, gain on the sale of minority pipeline interests and recapitalization, asset write-offs and other costs of $106.8 million. This compared to a contribution of $88.5 million in 1998 and $150.5 million in 1997. Operating Contribution decreased in 1999 and 1998 from previous years principally due to significantly lower margins for refined products resulting from higher U.S. refined product inventory levels which depressed prices. These higher inventory levels resulted from warmer winter weather that reduced heating oil demand, high industry refinery utilization rates and the impact on world demand from the Asian economic slowdown that began in late 1997. Oversupply of crude oil led to low crude oil prices in 1998 and early 1999. In 1999, margins were further reduced due to higher feedstock costs caused by the reduction in OPEC production quotas that had the effect of narrowing discounts for heavy and light sour crude oil. OPEC producers met the barrel denominated quotas by eliminating the lowest revenue barrels in their production stream. In addition, Canadian production that was reduced due to the low crude oil prices in 1998 and early 1999 was slow to return to market.

The decrease in margins from 1997 to 1999 was reflected in the lower Gulf Coast and Chicago industry refining margin indicators or 3/2/1 crack spreads and narrower market discounts for lower quality crude oil.

The 3/2/1 crack spread is an indicator of refining margins based on quoted market prices that is calculated by subtracting the price for three barrels of WTI crude oil, a high quality, light sweet crude oil, from the price of two barrels of regular unleaded gasoline and one barrel of high sulfur diesel fuel, and dividing the total by three. In addition to the components of refining margins reflected in the crack spread, benchmark indicators of the discount for lower quality alternative types of crude oil that may be processed in the Company's refineries narrowed from 1997 to 1999. Crude oil quality differential market indicators for light sour crude oil, or West Texas Sour, decreased from $1.71 per barrel in 1997 and $1.56 per barrel in 1998 to $1.30 per barrel in 1999. Market indicators for heavy sour crude oil discounts, or Mexican Maya, decreased from $5.63 per barrel in 1997 and $5.68 in 1998 to $4.83 per barrel in 1999. Discounts for heavy sour Canadian crude oil also narrowed as a result of low absolute crude oil prices in 1998 and early 1999, which caused this lower-cost crude oil to become unavailable.

Major scheduled maintenance turnarounds at the Lima refinery in 1999, Blue Island refinery in 1998 and Port Arthur and Hartford refineries in 1997 resulted in an opportunity cost from lost production of $23.0 million in 1999, $17.1 million in 1998 and $19.3 million in 1997. Port Arthur refinery crude oil throughput rates were reduced below capacity in 1999 due to poor crude unit distillation margins that favored reduced rates and purchasing partially refined feedstocks to maintain production from other refinery units. Production increased in 1999 and 1998 versus the prior years in the Midwest refineries due to the acquisition in August 1998 of the Lima refinery, which averaged 118,100 barrels per day in 1999 and 130,300 barrels per day during the nearly five months in 1998 it was owned by the Company. Production from Midwest refineries was below capacity in 1999 due to the Lima maintenance turnaround, leaks in third party pipelines that reduced supplies of crude oil to the refineries and unplanned downtime. In addition to the benefit of the Lima refinery, production increased in 1998 due to record rates being achieved on most major units at the Port Arthur and Hartford refineries, including the crude, FCC and coker units.

Operating expenses for the Midwest refineries increased from 1997 to 1998 primarily due to the acquisition of the Lima refinery. Operating expenses for the Lima refinery were $37.8 million in 1998 and $98.2 million in 1999. Operating expenses for the Port Arthur refinery were relatively flat from 1997 to 1999. General and administrative expenses decreased in 1999 principally due to lower incentive compensation payments under the Company"s annual incentive plan. These expenses were higher in 1998 relative to 1997 principally due to the addition of the Lima refinery, increased employee placement costs and an increase in information services costs related to year 2000 remediation and upgrades and increased consulting services.

Other Financial Matters

Depreciation and amortization expenses increased in each of the past three years principally because of the full year impact of the Port Arthur maintenance turnaround performed in 1997, the acquisition of the Lima refinery in 1998, the amortization of the initial Lima refinery maintenance turnarounds performed in 1999 and higher capital expenditures.

Interest expense and finance income, net increased in 1999 as compared to 1998 due to the full year impact of the issuance in August 1998 of $110 million 8 5/8% Senior Notes due 2008, and the expansion of a $115 million floating rate term loan due 2004 to finance the Lima refinery acquisition. Interest expense and finance income, net were lower in 1998 than 1997 due to reduced borrowing rates and reduced finance cost amortization resulting from the Company's financing activities in late 1997. In late 1997, the Company redeemed its 10 1/2% Senior Notes, due 2001 ("10 1/2% Senior Notes"), issued $100 million 8 3/8% Senior Notes due 2007 ("8 3/8% Senior Notes"), issued $175 million 8 7/8% Senior Subordinated Notes due 2007 ("8 7/8% Senior Subordinated Notes"), and entered into a $125 million floating rate term loan due 2004 ("Floating Rate Loan"). In late 1997, the Company also entered into an amended and restated working capital facility that was subsequently amended and restated in 1999. See Note 8 "Working Capital Facility" and Note 14 "Equity Recapitalization and Change in Control" to the Consolidated Financial Statements.

The income tax benefit on the loss from continuing operations of $16.2 million for 1999 reflected the effect of intraperiod tax allocations resulting from the utilization of current year operating losses to offset the net gain on the operations and sale of the discontinued retail division, offset by the write-down of a net deferred tax asset. The income tax benefit on the loss from continuing operations of $12.9 million for 1998 reflected the effect of intraperiod tax allocations resulting from the utilization of current year operating losses to offset the earnings from operations of the discontinued retail division. The income tax provision on the loss from continuing operations of $10.4 million for 1997 reflected the recording of a valuation allowance against a net deferred tax asset. See Note 13 "Income Taxes" to the Consolidated Financial Statements.

Sale of Retail Division

In July 1999, Clark R&M sold its retail marketing operation in a recapitalization transaction to a company controlled by Apollo for approximately $230 million. The retail marketing operation sold included all Company and independently operated Clark-branded stores and the Clark trade name. After all transaction costs, the sale generated cash proceeds of approximately $215 million. See Exhibit 10.0, Asset Contribution and Recapitalization Agreement filed with the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999. In general, the buyer assumed unknown environmental liabilities at the retail stores they acquired up to $50,000 per site, as well as responsibility for any post-closing contamination. Subject to certain risk sharing arrangements, Clark R&M retained responsibility for all pre-existing known contamination. A subsidiary of Clark Holdings acquired a six- percent equity interest in the retail marketing operation. As part of the sale agreement, Clark R&M also entered into a market-based supply agreement for refined products that expires in July 2001. The buyer may cancel the supply agreement with 90 days notice. In 1999, the Company realized $355.9 million in sales under this contract. The retail marketing operation was sold in order to allow the Company to focus its human and financial resources on the continued improvement and expansion of its refining business, which it believes will generate higher future returns.

The retail marketing operations were classified as a discontinued operation and the results of operations were excluded from continuing operations in the consolidated statements of operations. A pre-tax gain on the sale of $59.9 million ($36.6 million, net of income taxes) was recognized in the third quarter of 1999.

Year 2000 Disclosure

As was widely reported, many computer systems processed dates based on two digits for the year of a transaction and many feared that computers would be unable to process dates in the year 2000 and beyond. There were many risks associated with the year 2000 compliance issue, including, but not limited to, the possible failure of the Company's systems and hardware with embedded systems or those of the Company's business partners. The Company began significant efforts to address its exposures related to the year 2000 issue in 1997. A project team was put in place to assess, remediate or replace, test and implement computer systems and applications so that such systems and related processes would continue to operate and properly process information after December 31, 1999. The Company expended $5.9 million through December 31, 1999 on these efforts. Such costs were expensed as incurred and funded from operations. The Company also developed contingency plans for these systems as well as the business processes and operations that they supported. In addition, the Company communicated with, and evaluated the systems of its customers, suppliers, financial institutions and others with which it does business to identify any year 2000 issues. The Company has not experienced any significant disruptions in its business due to year 2000 problems to date and is committed to making certain that its systems and processes continue to function properly in the future.

Accounting Standard Not Yet Adopted

In June 1998, the FASB adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement, as amended, becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating this new standard, the impact it may have on the Company's accounting and reporting, and planning for when to adopt the standard.

Outlook

Since most of the Company's products are commodities, supply and demand for crude oil and refined products have a significant impact on the Company's results. Demand for transportation fuel products has grown by an average of 1-2% per year since 1992, primarily as a result of increased miles driven, little improvement in the fuel efficiency of the U.S. automobile fleet and the strength of the U.S. economy. Warm winters for the past four years, the Asian economic slowdown that began in late 1997 and high industry utilization rates bloated U.S. and world-wide refined product inventories from 1997 to 1999 resulting in downward pressure on margins. However, in late 1999 and early 2000 U.S. refinery utilization rates decreased and lowered U.S. inventory levels for the primary refinery products, gasoline and diesel fuel, to below 10-year averages. Historically, lower U.S. inventory levels have resulted in higher margins. The Company expects that there will continue to be volatility in refining margins and the Company's earnings because of the seasonal nature of refined product demand and the commodity nature of the Company's refined products. This is especially true in 2000, given the uncertainty over crude oil production restrictions by OPEC and non-OPEC countries and the impact this may have on feedstock costs.

Liquidity and Capital Resources

Net cash provided by operating activities, excluding working capital changes, or Operating Cash Flow, for the year ended December 31, 1999 was negative $43.5 million, which compared to cash flow of $33.1 million in 1998 and $46.6 million in 1997. Working capital as of December 31, 1999 was $309.3 million, a 1.66 to 1 current ratio, versus $361.8 million, a 1.99 to 1 current ratio, at December 31, 1998. Operating Cash Flow decreased in 1999 and 1998 as compared to 1997 and working capital decreased in 1999 as compared to 1998 principally due to lower refining margins resulting from weak refining market conditions.

As part of its overall inventory management and crude acquisition strategies, the Company routinely buys and sells, in varying degrees, crude oil in the spot market. Such ongoing activities carry various payment terms and require the Company to maintain adequate liquidity and working capital facilities. The Company's short-term working capital requirements fluctuate with the pricing and sourcing of crude oil. The credit agreement is used for the issuance of letters of credit primarily for the purchase of crude oil and other feedstocks and refined products. The Company's liquidity benefited in 1999 from the sale of its retail division, a partially completed coker project at its Port Arthur refinery and refined product terminal assets. In addition, during 1999 the Company sold crude oil linefill in the pipeline system supplying the Lima refinery. The Company has an agreement in place that requires it to repurchase approximately 2.8 million barrels of crude oil in this pipeline system in September 2000 at market prices, unless extended by mutual consent.

In November 1999, the Company entered into a credit agreement that provides for borrowings and the issuance of letters of credit expiring on June 30, 2001. The credit agreement allows the Company to borrow the lesser of $620 million, or the amount of a borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories. Direct cash borrowings under the facility are limited to $50 million. The facility is secured by liens on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product inventories and other inventories and trademarks and other intellectual property. The amount available under the facility at December 31, 1999 was $620 million and approximately $435 million of the facility was utilized for letters of credit. As of December 31, 1999, there were no direct cash borrowings under the credit agreement and the Company was in compliance with all covenants.

The credit agreement contains covenants and conditions that, among other things, limit dividends, indebtedness, liens, investments and contingent obligations. It also requires the Company to maintain its property and insurance, to pay all taxes and comply with all laws, and to provide periodic information and conduct periodic audits on behalf of the lenders. The Company is also required to comply with certain financial covenants. The financial covenants are (i) maintenance of working capital of at least $150 million; (ii) maintenance of tangible net worth (as defined) of at least $150 million; and (iii) maintenance of minimum levels of balance sheet cash (as defined) of $50 million at all times and $75 million at the end of any month. The covenants also provide for a cumulative cash flow test (as defined) from October 1, 1999 which must not be less than zero with a beginning balance of $200 million. The credit agreement also limits the amount of future additional indebtedness that may be incurred by the Company to $75 million, subject to certain limitations and exceptions.

Cash flows provided by investing activities in 1999 was $110.9 million with cash flow uses of $229.9 million in 1998 and $123.6 million in 1997. Net cash flow was provided by investing activities in 1999 due to the sale of the retail division of $214.8 million, the sale of the terminals of $33.7 million and the sale of the Port Arthur heavy oil upgrade project to Port Arthur Coker Company L.P. for $157.1 million. Cash used in investing activity was greater in 1998 than 1997 principally due to the Lima Acquisition, which was partially offset by proceeds from the sale of the minority pipeline interests.

Capital expenditures for property, plant and equipment totaled $214.7 million in 1999 (1998--$101.3 million; 1997--$26.4 million). Expenditures for refinery maintenance turnarounds totaled $77.9 million in 1999 (1998--$28.3 million; 1997--$47.4 million) with the Lima refinery undergoing its first major turnaround in 1999. Expenditures for property, plant and equipment in 1999, 1998 and 1997 included $164.1 million, $42.6 million and $1.1 million, respectively related to the Port Arthur heavy oil upgrade project, of which $157.1 million was sold to Port Arthur Coker Company in August 1999. The remaining amount related to the Company's portion of the project. The assets were sold at cost, which approximated fair market value. Expenditures for property, plant and equipment in 1999 included $27.7 million related to mandatory capital expenditures (1998--$33.7 million; 1997--$30.9 million).

In August 1998, the Company acquired BP's 170,000 barrel per day Lima, Ohio refinery, related terminal facilities, and non-hydrocarbon inventories for a purchase price of approximately $175.0 million plus related acquisition costs of $11.3 million. Hydrocarbon inventories were purchased for $34.9 million. The Company assumed liabilities mainly related to employee benefits of $7.0 million. BP retained permanent responsibility for all known pre-existing environmental liabilities and responsibility for a minimum of twelve years for pre-existing but unknown environmental liabilities. The total cost of the acquisition was accounted for using the purchase method of accounting with $175.0 million allocated to the refinery long-term assets and $53.2 million allocated to current assets for hydrocarbon and non-hydrocarbon inventories and catalysts. From 1991 to 1997 the Company believes BP invested an aggregate of approximately $212 million in the Lima refinery. Based on the Company's due diligence, it expects mandatory capital expenditures for the Lima refinery to average approximately $20 million per year for the period from 2000 to 2002 and maintenance turnaround expenditures to total approximately $60 million over five years. The Company expects cash flows from the Lima refinery to be more than adequate to cover incremental financing and mandatory capital and turnaround costs.

The Company classifies its capital expenditures into two categories, mandatory and discretionary. Mandatory capital expenditures are required to maintain safe and reliable operations, or to comply with regulations pertaining to ground, water and air contamination and occupational, safety and health issues. The Company estimates that total mandatory capital and turnaround expenditures will average approximately $90 million per year over the next three years. Costs to comply with future regulations cannot be estimated.

In March 1998, the Company entered into a long-term crude oil supply agreement with PMI Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. As a result of this contract, the Company began developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil of the type to be purchased from PMI. The heavy oil upgrade project includes the construction of new coking, hydrocracking and sulfur removal capability, and the expansion of the existing crude unit to approximately 250,000 barrels per day. In August 1999, the Company sold for $157.1 million the construction work-in-progress on the new processing units to Port Arthur Coker Company L.P., an affiliate that is not controlled by the Company or its subsidiaries. The Company also sold the oil supply agreement with PMI and environmental permits which had already been obtained by the Company for $2.2 million to Port Arthur Coker Company L.P. The assets were sold at cost, which approximated fair market value. As part of the project the Company is undertaking the upgrading of existing units at the Port Arthur refinery, including the expansion of the crude unit. The Company's portion of the project is expected to cost approximately $120 million, of which $50.7 million was expended through December 31, 1999. As of December 31, 1999, the Company had a letter of credit to the benefit of Foster Wheeler USA for $86.9 million outstanding to collateralize its obligations related to the Port Arthur heavy oil upgrade project.

The heavy oil upgrade project is expected to be mechanically complete by November 2000 with start-up of the project in the first quarter of 2001. The Company entered into agreements with Port Arthur Coker Company L.P. pursuant to which the Company will provide certain operating, maintenance and other services and purchase the output from the new coking and hydrocracking equipment for further processing into finished products. The Company will receive compensation under these agreements at fair market value that is expected to in the aggregate favorable to the Company.

The Company has a philosophy to link routine capital expenditures to cash generated from operations. The Company has a total capital and refinery maintenance turnaround expenditure budget, excluding the Company's portion of the Port Arthur refinery upgrade project, of approximately $93 million in 2000 with another approximately $97 million budgeted for the Company's portion of the Port Arthur heavy oil upgrade project. Total capital expenditures may be less than budget if cash flow is lower than expected, and higher than budget if cash flow is better than expected.

Cash flow used in financing activities was $49.8 million in 1999 and $61.0 million in 1997 as compared to $194.0 million provided by financing activities in 1998. Cash flow used in financing activities in 1999 was principally related to a return of capital of $39.5 million to Clark USA. In 1998, the Company funded the acquisition of the Lima refinery and related costs with cash on hand and the proceeds of a private placement to institutional investors of $110 million 8 5/8% Senior Notes due 2008 and a $115 million floating rate term loan due 2004. In 1997, the Company received net proceeds of $398 million from the issuance of 8 3/8% Senior Notes, 8 7/8% Senior Subordinated Notes and a floating rate term loan. Also in 1997, the Company returned capital of $215 million to Clark USA and redeemed all $225 million of its 10 1/2% Senior Notes outstanding at a price of $1,032.96 for each $1,000.00 principal amount of the notes.

Clark USA relies on Clark R&M for substantially all of its liquidity in order to meet its interest and other costs. Clark USA is required to make interest payments on its 10 7/8% Notes due 2005 of $9.5 million on June 1 and December 1 of each year and expects its other costs to total less than $1 million per year. As of December 31, 1999, cash, cash equivalents and short-term investments owned by Clark USA without restriction amounted to $21.3 million. However, Clark R&M's ability to return capital to Clark USA from operating activities is limited by covenants governing certain of Clark R&M's outstanding debt securities. As of December 31, 1999, Clark R&M was unable under the terms of such debt securities to dividend or otherwise distribute any additional funds to Clark USA. Clark USA believes it will have adequate liquidity to meet its working capital needs for the next year, but, unless such Clark R&M debt securities are amended or repaid, will require additional liquidity to make its June 1, 2001 interest payment and to fund its needs beyond June 2001. Such debt securities are currently redeemable at par by Clark R&M.

Funds generated from operating activities together with existing cash, cash equivalents and short-term investments and proceeds from asset sales are expected to be adequate to fund existing requirements for working capital and capital expenditure programs for the next year. Due to the commodity nature of its products, the Company's operating results are subject to rapid and wide fluctuations. While the Company believes that its maintenance of large cash, cash equivalents and short-term investment balances and its operating philosophies will be sufficient to provide the Company with adequate liquidity through the next year, there can be no assurance that market conditions will not be worse than anticipated. Future working capital, discretionary capital expenditures, environmentally mandated spending and acquisitions may require additional debt or equity capital.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss from adverse changes in commodity prices and interest rates. None of the Company's market risk sensitive instruments are held for trading.

Commodity Risk

The Company's earnings, cash flow and liquidity are significantly affected by a variety of factors beyond its control, including the supply of, and demand for, commodities such as crude oil, which is the Company's single greatest cost component, as well as gasoline and other refined products, which are the Company's only products. The demand for these refined products depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. As a result, crude oil and refined product prices fluctuate significantly, which directly impact the Company's net sales and operating revenues and costs of sales.

The movement in petroleum prices does not necessarily have a direct long-term relationship to net earnings. The effect of changes in crude oil prices on the Company's operating results is determined more by the rate at which the prices of refined products adjust to reflect such changes. The Company is required to fix the price of its crude oil purchases approximately two to three weeks prior to when the crude oil can be processed and sold. As a result, the Company is exposed to crude oil price movements during such period. In addition, in 1997 and 1998 the market value of the Company's petroleum inventory was below original cost, which resulted in a writedown of inventory to fair market value. The Company expects earnings will continue to be impacted by these writedowns, or recovery of writedowns, to market value.

Earnings Sensitivity

The following table illustrates the estimated pre-tax earnings impact based on average historical operating rates, fixed price purchase commitments and inventory levels resulting from potential changes in several key refining market margin indicators and crude oil prices described below. This analysis may differ from actual results because the Company produces many other products and uses many other feedstocks that are not reflected in these indicators.

  . Sweet crude oil cracking margins--the spread between gasoline and diesel fuel prices and input costs (e.g., a benchmark light sweet crude oil)

  . Sweet/sour differentials--the spread between a benchmark light sour crude oil and a benchmark light sweet crude oil

  . Heavy/light differentials--the spread between a benchmark light sweet crude oil and a benchmark heavy sour crude oil

  . Fixed price purchase commitments--fixed price purchase commitments for crude oil required for the two to three weeks prior to when products are refined and sold.

  . Lower of cost or market adjustment--physical inventory subject to lower of cost or market adjustments while carrying value is below original cost

                                      Assumed       Annual     Pre-tax Earnings
                                       Change       Barrels         Impact
                                    ------------ ------------- ----------------
                                    (per barrel) (in millions)  (in millions)
      Refining margins
        Sweet crude oil cracking
         margin....................    $0.10          180            $18
        Sweet/sour differentials...     0.10           70              7
        Heavy/light differentials..     0.10           20              2
      Crude oil prices
        Fixed price purchase
         commitments...............     2.00            2              4
        Lower of cost or market
         adjustment................     2.00           12             24

The Company utilizes limited risk management tools to mitigate risk associated with fluctuations in petroleum prices on its normal operating petroleum inventories. The Company believes this policy is appropriate since inventories are required to operate the business and are expected to be owned for an extended period of time. The Company believes the cost of the extensive use of such tools to manage short-term fluctuations outweigh the benefits.

The Company occasionally uses several strategies to minimize the impact on profitability of volatility in feedstock costs and refined product prices. These strategies generally involve the purchase and sale of exchange-traded, energy-related futures and options with a duration of six months or less. In addition, the Company to a lesser extent uses energy swap agreements similar to those traded on the exchanges, such as crack spreads and crude oil options, to better match the specific price movements in the Company's markets as opposed to the delivery point of the exchange-traded contract. These strategies are designed to minimize, on a short-term basis, the Company's exposure to the risk of fluctuations in crude oil prices and refined product margins. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. Such purchases and sales are closely managed and subject to internally established risk standards. The results of these hedging activities affect refining cost of sales and inventory costs. The Company does not engage in speculative futures or derivative transactions.

A sensitivity analysis was prepared to estimate the Company's exposure to market risk associated with derivative commodity positions. This analysis may differ from actual results. The fair value of each derivative commodity position was based on quoted futures prices. As of December 31, 1999, a 10% change in quoted futures prices would result in a $1.5 million change to the fair market value of the derivative commodity position and correspondingly the same change in operating income.

Interest Rate Risk

The Company's principal interest rate risk is associated with its long-term debt. The Company manages this rate risk by maintaining a high percentage of its long-term debt with fixed rates. In addition, the Company has no material principal payments due prior to 2003, but as of December 31, 1999 had the flexibility to call $411.7 million of its long term debt, including all of its floating rate bank term loan. A 1% change in the interest rate on long-term debt would result in a $9.7 million change in operating income. This determination is based on 1% of the Company's long-term debt outstanding at December 31, 1999. The Company is subject to interest rate risk on its floating rate bank term loan and any direct borrowings under Clark R&M's credit facility. As of December 31, 1999, $240.0 million of the Company's long-term debt was based on floating interest rates. There were no direct cash borrowings under Clark R&M's credit facility.

Item 8. Financial Statements and Supplementary Data

The information required by this item is incorporated herein by reference to
Part IV Item 14(a) 1 and 2, Financial Statements and Financial Statement Schedules.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. and 2. Financial Statements

The financial statements filed as a part of the Report on Form 10-K are listed in the accompanying index to financial statements. There are no financial statement schedules.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Clark Refining & Marketing, Inc. and Subsidiaries:

  Annual Financial Statements

    Independent Auditors' Report..........................................  37

    Consolidated Balance Sheets as of December 31, 1998 and 1999..........  38

    Consolidated Statements of Operations for the years ended December 31,
     1997, 1998 and 1999..................................................  39

    Consolidated Statements of Cash Flows for the years ended December 31,
     1997, 1998 and 1999..................................................  40

    Consolidated Statements of Stockholder's Equity for the years ended
     December 31, 1997, 1998 and 1999.....................................  41

    Notes to Consolidated Financial Statements............................  42

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Clark Refining & Marketing, Inc.:

We have audited the accompanying consolidated balance sheets of Clark Refining & Marketing, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

                                          Deloitte & Touche LLP

St. Louis, Missouri
February 16, 2000

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (dollars in millions except share data)

                                                              December 31,
                                                  Reference ------------------
                                                    Note      1998      1999
                                                  --------- --------  --------
                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................      2    $  147.5  $  284.9
  Short-term investments.........................      4         4.5       1.4
  Accounts receivable............................      4       130.7     197.1
  Receivable from affiliates.....................                2.3       7.4
  Inventories....................................   2, 5       267.7     252.2
  Prepaid expenses and other.....................               31.6      37.1
  Net assets held for sale.......................      3       143.2       --
                                                            --------  --------
    Total current assets.........................              727.5     780.1

PROPERTY, PLANT, AND EQUIPMENT, NET..............   2, 6       627.4     615.3
OTHER ASSETS.....................................   2, 7        92.1     118.4
                                                            --------  --------
                                                            $1,447.0  $1,513.8
                                                            ========  ========
      LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable...............................   2, 8    $  250.3  $  331.1
  Payable to affiliates..........................               25.2      26.9
  Accrued expenses and other.....................      9        64.3      73.4
  Accrued taxes other than income................               25.9      39.4
                                                            --------  --------
    Total current liabilities....................              365.7     470.8

LONG-TERM DEBT...................................      9       805.2     794.9
OTHER LONG-TERM LIABILITIES......................     12        51.1      64.8
COMMITMENTS AND CONTINGENCIES....................     16         --        --

STOCKHOLDER'S EQUITY:
  Common stock ($.01 par value per share; 1,000
   shares authorized and 100 shares issued and
   outstanding)..................................                --        --
  Paid-in capital................................     11       234.2     194.7
  Retained earnings (deficit)....................               (9.2)    (11.4)
                                                            --------  --------
    Total stockholder's equity...................              225.0     183.3
                                                            --------  --------
                                                            $1,447.0  $1,513.8
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (dollars in millions)

                                                For the year ended December
                                                            31,
                                     Reference -------------------------------
                                       Note      1997       1998       1999
                                     --------- ---------  ---------  ---------
NET SALES AND OPERATING REVENUES....           $ 3,880.0  $ 3,580.5  $ 4,520.3

EXPENSES:
  Cost of sales.....................            (3,434.6)  (3,115.1)  (4,102.0)
  Operating expenses................              (293.9)    (341.6)    (402.0)
  General and administrative
   expenses.........................               (43.0)     (50.0)     (48.3)
  Depreciation......................       2       (26.2)     (28.7)     (36.0)
  Amortization......................    2, 7       (20.5)     (25.7)     (27.0)
  Inventory recovery (write-down) to
   market...........................       5       (19.2)     (86.6)     105.8
  Recapitalization, asset write-
   offs, and other charges..........      14       (40.0)       --         --
                                               ---------  ---------  ---------
                                                (3,877.4)  (3,647.7)  (4,509.5)

GAIN ON SALE OF PIPELINE INTERESTS..       3         --        69.3        --
                                               ---------  ---------  ---------

OPERATING INCOME....................                 2.6        2.1       10.8
  Interest expense and finance
   income, net......................       9       (39.8)     (51.0)     (61.5)
                                               ---------  ---------  ---------

LOSS FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEMS................               (37.2)     (48.9)     (50.7)

  Income tax (provision) benefit....   2, 13       (10.4)      12.9       16.2
                                               ---------  ---------  ---------

LOSS FROM CONTINUING OPERATIONS
 BEFORE EXTRAORDINARY ITEMS.........               (47.6)     (36.0)     (34.5)

  Discontinued operations, net of
   income tax benefit of $2.7
   (1998--$9.2 tax provision, 1997--
   $0.1 tax provision)..............       3         0.1       15.1       (4.3)
  Gain on disposal of discontinued
   operations, net of tax provision
   of $23.3.........................       3         --         --        36.6
  Extinguishment of debt............       9       (10.7)       --         --
                                               ---------  ---------  ---------
NET LOSS............................           $   (58.2) $   (20.9) $    (2.2)
                                               =========  =========  =========



        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in millions)

                                             For the year ended Deccember 31,
                                             --------------------------------
                                                1997        1998        1999
                                             ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................. $    (58.2) $    (20.9) $     (2.2)
  Discontinued operations...................       (0.1)      (15.1)        4.3
  Extraordinary item........................       10.7         --          --
  Adjustments:
    Depreciation............................       26.2        28.7        36.0
    Amortization............................       27.5        28.2        33.5
    Deferred income taxes...................        0.2       (10.9)        8.2
    Gain on disposition of retail marketing
     operations and pipeline interests......        --        (69.3)      (36.6)
    Inventory write-down (recovery) to
     market.................................       19.2        86.6      (105.8)
    Recapitalization, asset write-offs, and
     other charges..........................       21.0         --          --
    Other...................................        0.1         5.8        19.1
  Cash provided by (reinvested in) working
   capital--
    Accounts receivable, prepaid expenses
     and other..............................       79.7       (45.5)      (68.8)
    Inventories.............................        2.4      (125.5)      122.6
    Accounts payable, accrued expenses,
     taxes other than income and other......      (71.7)       75.0        90.8
                                             ----------  ----------  ----------
      Net cash provided by (used in)
       operating activities of continuing
       operations...........................       57.0       (62.9)      101.1
      Net cash provided by (used in)
       operating activities of discontinued
       operations...........................       37.9        18.2       (24.8)
                                             ----------  ----------  ----------
      Net cash provided by (used in)
       operating activities.................       94.9       (44.7)       76.3
                                             ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant, and
   equipment................................      (26.4)     (101.3)     (214.7)
  Expenditures for turnaround...............      (47.4)      (28.3)      (77.9)
  Refinery acquisition expenditures.........        --       (175.0)        --
  Proceeds from sale of assets..............        0.1        76.4       248.5
  Proceeds from sale of assets to Port
   Arthur Coker Company L.P.................        --          --        157.1
  Purchases of short-term investments.......       (3.0)       (3.2)       (3.2)
  Sales and maturities of short-term
   investments..............................        3.0        13.6         2.9
  Discontinued operations...................      (49.9)      (12.1)       (1.8)
                                             ----------  ----------  ----------
      Net cash provided by (used in)
       investing activities.................     (123.6)     (229.9)      110.9
                                             ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt payments...................     (234.2)       (6.7)       (3.3)
  Proceeds from issuance of long-term debt..      398.0       224.7         --
  Capital contribution returned.............     (215.0)      (15.0)      (39.5)
  Deferred financing costs..................       (9.8)       (9.0)       (7.0)
                                             ----------  ----------  ----------
      Net cash provided by (used in)
       financing activities.................      (61.0)      194.0       (49.8)
                                             ----------  ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS................................      (89.7)      (80.6)      137.4
CASH AND CASH EQUIVALENTS, beginning of
 period.....................................      317.8       228.1       147.5
                                             ----------  ----------  ----------
CASH AND CASH EQUIVALENTS, end of period.... $    228.1  $    147.5  $    284.9
                                             ==========  ==========  ==========

        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                             (dollars in millions)

                                                              Retained
                                              Common Paid-in  Earnings
                                              Stock  Capital  (Deficit)  Total
                                              ------ -------  --------- -------
Balance--January 1, 1997.....................  $--   $ 464.2   $ 69.9   $ 534.1

  Capital contribution returned..............   --    (215.0)     --     (215.0)
  Net loss...................................   --       --     (58.2)    (58.2)
                                               ----  -------   ------   -------
Balance--December 31, 1997...................   --     249.2     11.7     260.9

  Capital contribution returned..............   --     (15.0)     --      (15.0)
  Net loss...................................   --       --     (20.9)    (20.9)
                                               ----  -------   ------   -------
Balance--December 31, 1998...................   --     234.2     (9.2)    225.0

  Capital contribution returned..............   --     (39.5)     --      (39.5)
  Net loss...................................   --       --      (2.2)     (2.2)
                                               ----  -------   ------   -------
Balance--December 31, 1999...................  $--   $ 194.7   $(11.4)  $ 183.3
                                               ====  =======   ======   =======





        The accompanying notes are an integral part of these statements.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             For the years ended December 31, 1997, 1998, and 1999
               (Tabular dollar amounts in millions of US dollars)

1. Nature of Business

Clark Refining & Marketing, Inc., a Delaware corporation ("Clark R&M" or "the Company") is wholly owned by Clark USA, Inc., a Delaware corporation ("Clark USA"), which is a wholly owned subsidiary of Clark Refining Holdings Inc. ("Clark Holdings"). Clark R&M's principal operations include the refining of crude oil into gasoline, diesel fuel, jet fuel and other petroleum products. The Company also sold petroleum products and convenience store items in retail stores in the central United States until July 8, 1999 when the Company sold these retail marketing operations. Accordingly, the retail marketing operation's net assets have been segregated from the continuing operations in the consolidated balance sheets, and its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows.

The Company's earnings and cash flow from continuing operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings, and cash flow.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Clark Refining & Marketing, Inc. and its wholly owned subsidiaries, principally Clark Port Arthur Pipeline, Inc., a Delaware Corporation and Clark Investments, Inc. a Nevada Corporation. The Company consolidates the assets, liabilities, and results of operations of subsidiaries in which the Company has a controlling interest. Investments in companies in which the Company owns 20 percent to 50 percent voting control are generally accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined under the last-in, first-out "LIFO" method for hydrocarbon inventories including crude oil, refined products, and blendstocks. The cost of warehouse stock and other inventories is determined under the first-in, first-out method "FIFO".

Hedging Activity

The Company considers all futures and options contracts to be part of its risk management strategy. Unrealized gains and losses on open contracts are recognized as a product cost component unless the contract can be identified as a price risk hedge of specific inventory positions or open commitments, in which case the unrealized gain or loss is deferred and recognized as an adjustment to the carrying amount of petroleum inventories or accounts payable if related to open commitments. Deferred gains and losses on these contracts are recognized as an adjustment to product cost when such inventories are sold or consumed.

Property, Plant, and Equipment

Property, plant, and equipment additions are recorded at cost. Depreciation of property, plant, and equipment is computed using the straight-line method over the estimated useful lives of the assets or group of assets. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings. The useful lives of the plant and equipment used for depreciation are as follows:

      Process units, buildings, and oil storage & movement....... 25 to 30 years
      Office equipment and furniture............................. 10 years
      Computer and computer equipment............................ 3 to 5 years
      Autos...................................................... 3 years

Expenditures for maintenance and repairs are expensed. Major replacements and additions are capitalized. Gains and losses on assets depreciated on an individual basis are reflected in current operating income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage is charged against accumulated depreciation.

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred Turnaround

A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs approximately every three to five years. Turnaround costs include actual direct and contract labor, and material costs incurred for the overhaul, inspection, and replacement of major components of refinery processing and support units performed during turnaround. Turnaround costs, which are included in "Other assets", are amortized over the period until the next scheduled turnaround, beginning the month following completion. The amortization of the turnaround costs is presented as "Amortization" on the consolidated statements of operations.

Environmental Costs

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. Reimbursements for underground storage remediation are also recorded when probable and can be reasonably estimated.

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Costs that improve a property as compared with the condition of the property when originally constructed or acquired and costs that prevent future environmental contamination are capitalized. Costs that return a property to its condition at the time of acquisition or original construction are expensed.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

Income Taxes

Clark R&M files a consolidated U.S. federal income tax return with Clark Holdings but computes its provision on a separate company basis. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. The Company records a valuation allowance when necessary to reduce the net deferred tax asset to an amount expected to be realized.

Stock Based Compensation Plan

The Company accounts for stock-based compensation issued to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") which generally requires recognizing compensation cost based upon the intrinsic value at the date granted of the equity instrument awarded. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the fair value of those instruments, but alternatively allows companies to disclose such impact in their footnotes. The Company has elected to adopt the footnote disclosure method.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these items. See Footnote 9 "Long-Term Debt" for determination of fair value of long-term debt.

New Accounting Standards

In June 1998, the FASB adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement, as amended, becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating this new standard, the impact it may have on the Company's accounting and reporting, and planning for when to adopt the standard.

3. Acquisition and Dispositions

In July 1999, Clark R&M sold its retail marketing division in a recapitalization transaction to Clark Retail Enterprises ("CRE"), which is controlled by Apollo Management L.P., for net cash proceeds of $215 million. A subsidiary of the Company's indirect parent, Clark Holdings, holds a six percent equity interest in CRE. The retail marketing division sold included all Company and independently-operated Clark branded stores and the Clark trade name. In general, the buyer assumed unknown environmental liabilities at the retail stores they acquired up to $50,000 per site, as well as responsibility for any post closing contamination. Subject to certain risk sharing arrangements, the Company retained responsibility for all pre-existing, known contamination. As part of the sale agreement, the Company also entered into a two-year market-based supply agreement for refined products that may be canceled with 90 days notice by the buyer.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

The retail marketing operations were classified as discontinued and the results of operations were excluded from continuing operations in the consolidated statements of operations and cash flows. The net sales revenue from the retail marketing operation for the year ended December 31, 1999 was $485.1 million (1998--$938.8 million; 1997--$1,151.3 million). "Net assets held for sale" included in the consolidated balance sheet as of December 31, 1998 consisted of the following:

      Current Asset...................................................... $ 43.1
      Noncurrent Assets..................................................  187.5
                                                                          ------
          Total Assets................................................... $230.6
                                                                          ------
      Current Liabilities................................................ $ 62.7
      Noncurrent Liabilities.............................................   24.7
                                                                          ------
          Total Liabilities.............................................. $ 87.4
                                                                          ------
      Net Assets Held for Sale........................................... $143.2
                                                                          ======

In December 1999, Clark R&M sold 15 distribution terminals to Equilon Enterprises L.L.C. ("Equilon") and a subsidiary of Equilon for net cash proceeds of $34 million. The Company now has exchange and through-put agreements at many of these terminal locations as well as new locations for the distribution of refined products.

In August 1998, Clark R&M purchased BP Amoco PLC's, formerly British Petroleum, ("BP"), 170,000 barrel per day Lima, Ohio refinery, related terminal facilities, and non-hydrocarbon inventories for a purchase price of $175.0 million plus related acquisition costs of $11.3 million (the "Lima Acquisition"). Hydrocarbon inventories were purchased for $34.9 million. The Company assumed liabilities mainly related to employee benefits of $7.0 million. BP retained permanent responsibility for all known pre-existing environmental liabilities and responsibility for a minimum of twelve years for pre-existing but unknown environmental liabilities. The total cost of the acquisition was accounted for using the purchase method of accounting with $175.0 million allocated to the refinery long-term assets and $53.2 million allocated to current assets for hydrocarbon and non-hydrocarbon inventories and catalysts. Clark R&M funded the Lima Acquisition with existing cash and the proceeds from the issuance of $110 million 8 5/8% Senior Notes due 2008 and $115 million floating rate term loan due 2004 (see Note 9 "Long-Term Debt").

In 1998, the Company sold minority interests in Westshore Pipeline Company, Wolverine Pipeline Company, Chicap Pipeline Company, and Southcap Pipeline Company, for net proceeds of $76.4 million that resulted in a before and after-tax gain of $69.3 million. Income from these interests for the year ended December 31, 1998 was $5.3 million (1997--$8.2 million).

4. Financial Instruments

Short-term Investments

Short-term investments consist of investments, including United States government security funds, maturing more than three months from date of purchase. The Company invests only in AA rated or better fixed income marketable securities or the short-term rated equivalent. The Company's short-term investments are all considered Available-for-Sale and are carried at fair value. Realized gains and losses are presented in "Interest and finance costs, net" and are computed using the specific identification method. As of December 31, 1999, short-term investments consisted of U.S. Debt Securities of $1.4 million and were pledged as collateral for the

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

Company's self-insured workers compensation programs (1998--$4.5 million pledged as collateral for the Company's self-insured workers compensation programs and certain retail leases).

For the years ended December 31, 1997, 1998 and 1999, there were no material unrealized or realized gains or losses on the short-term investments. The amortized cost of short-term investments as of December 31, 1999 was $1.5 million maturing in one year or less.

Derivative Financial Instruments

Clark R&M enters into crude oil and refined products futures and options contracts to limit risk related to hydrocarbon price fluctuations created by a potentially volatile market. As of December 31, 1999, Clark R&M's open contracts represented 2.5 million barrels of crude oil and refined products, and had terms extending into June 2000. As of December 31, 1998, Clark R&M's open contracts represented 1.2 million barrels of crude oil and refined products and had terms extending into September 1999. As of December 31, 1999, the Company had net unrealized gains on open futures and options contracts of $6.6 million (1998--net unrealized gains of $1.3 million) all of which were recognized and reflected as a component of operating income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the credit quality of the Company's customer base and industry collateralization practices. The Company conducts ongoing evaluations of its customers and requires letters of credit or other collateral as appropriate. Trade receivable credit losses for the three years ended December 31, 1999 were not material.

As of December 31, 1999, the Company had $24.5 million (1998--$11.4 million) due from Chevron USA Products Co. ("Chevron"). Sales to Chevron in 1999 totaled $392.5 million (1998--$340.1 million; 1997--$455.7 million).

In conjunction with the supply agreement with CRE, the Company's billings to CRE in 1999 totaled $482.5 million of which $355.9 million were product sales and $126.6 million were related Federal and state excise and motor fuel taxes that the Company collected and then remitted to governmental agencies. The taxes were not included in "Net sales and operating revenue", "Cost of sales", or "Operating expenses". The Company had $44.0 million receivable from CRE as of December 31, 1999.

The Company does not believe that it has a significant credit risk on its derivative instruments which are transacted through the New York Mercantile Exchange or with counterparties meeting established collateral and credit criteria.

5. Inventories

The carrying value of inventories consisted of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1998     1999
                                                                -------  ------
      Crude oil................................................ $ 165.3  $ 95.1
      Refined products and blendstocks.........................   186.4   134.6
      LIFO inventory value excess over market..................  (105.8)    --
      Warehouse stock and other................................    21.8    22.5
                                                                -------  ------
                                                                $ 267.7  $252.2
                                                                =======  ======

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

With the sale of the retail marketing operations as well as an overall reduction in refining-related inventories, inventory volumes decreased during 1999 creating a LIFO liquidation that resulted in increased pretax earnings of $54.6 million.

Any reserve for LIFO inventory value in excess over market is reversed if physical inventories turn and prices recover. The reserve recorded in 1998 was fully reversed in 1999. As of December 31, 1999, the market value of crude oil, refined products, and blendstocks inventories was approximately $78.3 million above carrying value.

6. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
      Real property........................................... $  12.4  $   8.6
      Refineries..............................................   699.3    752.8
      Product terminals and pipelines.........................    69.1     20.3
      Other...................................................    17.1     17.9
                                                               -------  -------
                                                               $ 797.9  $ 799.6
      Accumulated depreciation and amortization...............  (170.5)  (184.3)
                                                               -------  -------
                                                               $ 627.4  $ 615.3
                                                               =======  =======

As of December 31, 1999, property, plant, and equipment included $112.3 million of construction in progress, of which $50.7 million related to an upgrade to the Port Arthur refinery including increasing crude unit capacity to approximately 250,000 barrels per day. The upgrade at the Port Arthur refinery is being done in conjunction with the construction of additional coking and hydrocracking capability at the Port Arthur refinery site by Port Arthur Coker Company L.P. This project is scheduled to be complete by January 2001. The remaining $61.6 million of construction in progress related to refinery unit upgrades of $25.0 million and other projects such as information system, piping, metering, tank, utility, and control room modifications and upgrades of $36.6 million. All of these projects were being prepared for their intended use and were not being depreciated as of December 31, 1999.

As of December 31, 1998, property, plant, and equipment included $90.1 million of construction in progress, of which $43.7 million related to an upgrade to the Port Arthur refinery as described above. The remaining $46.4 million of construction in progress related to refinery unit upgrades of $20.7 million and other projects, such as information system, tank, utility, and control room modifications and upgrades of $25.7 million.

Capital lease assets, net of depreciation, of $18.9 million (1998--$20.1 million) were included in property, plant, and equipment as of December 31, 1999.

7. Other Assets

Other assets consisted of the following:

                                                                   December 31,
                                                                   ------------
                                                                   1998   1999
                                                                   ----- ------
      Deferred financing costs.................................... $19.5 $ 20.3
      Deferred turnaround costs...................................  46.5   97.3
      Deferred tax asset..........................................  24.2    --
      Other.......................................................   1.9    0.8
                                                                   ----- ------
                                                                   $92.1 $118.4
                                                                   ===== ======

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

The company incurred deferred financing costs of $7.0 million in 1999 associated with the new working capital facility (See Footnote 8--"Working Capital Facility").

8. Working Capital Facility

In November 1999, Clark R&M entered into a secured revolving credit facility expiring June 30, 2001, that replaced an existing secured revolving credit facility, that provides for borrowings and the issuance of letters of credit of up to the lesser of $620 million or the amount available under a defined borrowing base calculation. The defined borrowing base calculation takes into consideration Clark R&M's cash and eligible cash equivalents, eligible investments, eligible receivables, eligible petroleum inventories, paid but unexpired letters of credit, and net obligations on swap contracts that totaled $690.8 million as of December 31, 1999. Clark R&M uses the facility primarily for the issuance of letters of credit to secure purchases of crude oil. As of December 31, 1999, $435.4 million (1998--$244.8 million) of the line of credit was utilized for letters of credit, of which $183.7 million supported commitments for future deliveries of petroleum products. The credit facility also allows for the issuance of additional cash-secured letters of credit outside the $620 million committed facility of up to $50 million as collateral for the Port Arthur upgrade project and up to $20 million as collateral for non-hydrocarbon items such as Marine Preservation Association dues and insurance bonds. As of December 31, 1999, letters of credit for $50.0 million and $10.8 million were outstanding for the Port Arthur upgrade project and the non-hydrocarbon items, respectively.

Clark R&M is required to comply with certain financial covenants including maintaining defined levels of working capital, cash, cash equivalents and qualifying investments, tangible net worth, and cumulative cash flow. Direct cash borrowings under the credit facility are limited to $50 million and would be subject to interest rates related to prime lending rates in both the United States of America and Eurodollar markets plus an applicable margin. This margin ranges from 75 to 325 basis points depending on a matrix of the Standard and Poors' and Moody's ratings of the Company's debt and the Company's average cash, as defined, as a percentage of average outstanding letters of credits under the credit facility. There were no direct cash borrowings under any revolving credit facility as of December 31, 1999 and 1998.

9. Long-Term Debt

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
      8 5/8% Senior Notes due August 15, 2008 ("8 5/8% Senior
       Notes")................................................... $109.7 $109.8
      8 3/8% Senior Notes due November 15, 2007 ("8 3/8% Senior
       Notes")...................................................   99.3   99.4
      8 7/8% Senior Subordinated Notes due November 15, 2007 ("8
       7/8% Senior Subordinated Notes")..........................  173.9  174.0
      Floating Rate Term Loan due November 15, 2003 and 2004
       ("Floating Rate Loan")....................................  240.0  240.0
      9 1/2% Senior Notes due September 15, 2004 ("9 1/2% Senior
       Notes")...................................................  171.7  171.7
      Obligations under capital leases and other notes...........   13.8   10.5
                                                                  ------ ------
                                                                   808.4  805.4
        Less current portion.....................................    3.2   10.5
                                                                  ------ ------
                                                                  $805.2 $794.9
                                                                  ====== ======

The estimated fair value of long-term debt as of December 31, 1999 was $478.4 million (1998--$760.2 million), determined using quoted market prices for these issues.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

The 8 5/8% Senior Notes were issued by Clark R&M in August 1998, at a discount of 0.234% and are unsecured. The 8 5/8% Senior Notes are redeemable at the option of the Company beginning August 2003, at a redemption price of 104.312% of principal, which decreases to 100% of principal amount in 2005. Up to 35% in aggregate principal amount of the notes originally issued are redeemable at the option of the Company out of the net proceeds of one or more equity offerings at any time prior to August 15, 2002, at a redemption price equal to 108.625% of principal.

The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes were issued by Clark R&M in November 1997, at a discount of 0.734% and 0.719%, respectively. These notes are unsecured, with the 8 7/8% Senior Subordinated Notes subordinated in right of payment to all unsubordinated indebtedness of the Company. The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes are redeemable at the option of the Company beginning November 2002, at a redemption price of 104.187% of principal and 104.437% of principal, respectively, which decreases to 100% of principal amount in 2004 and 2005, respectively. Up to 35% in aggregate principal amount of the notes originally issued are redeemable at the option of the Company out of the net proceeds of one or more equity offerings at any time prior to November 15, 2001, at a redemption price equal to 108.375% of principal for the 8 3/8% Senior Notes and 108.875% of principal for the 8 7/8% Senior Notes.

Clark R&M borrowed $125.0 million in November 1997, and an additional $115.0 million in August 1998, under a floating rate term loan agreement expiring in 2004. In 2003, $31.3 million of the outstanding principal amount is due with the remainder of the outstanding principal due in 2004. The Floating Rate Loan is a senior unsecured obligation of Clark R&M and bears interest at LIBOR plus a margin of 275 basis points. The loan may be repaid in whole or in part at 100% of principal amount.

The 9 1/2% Senior Notes were issued by Clark R&M in September 1992 and are unsecured. The 9 1/2% Senior Notes are currently redeemable at the Company's option at a redemption price of 100% of principal.

The Clark R&M note indentures contain certain restrictive covenants including limitations on the payment of dividends, limitations on the payment of amounts to related parties, limitations on the incurrence of debt, redemption provisions related to change of control, and incurrence of liens and maintenance of a minimum net worth.

The scheduled maturities of long-term debt during the next five years are (in millions): 2000--$10.5 (included in "Accrued expenses and other"); 2001 and 2002--$0.0; 2003--$117.0; 2004 and thereafter--$679.7.

Extinguishment of Debt

In 1997, the Company redeemed its 10 1/2% Senior Notes. As a result, the Company recorded an extraordinary loss of $10.7 million for the redemption premiums ($5.9 million), the write-off of deferred financing costs ($3.7 million) and other related costs ($1.1 million).

Interest and finance costs, net

Interest and finance costs, net, included in the consolidated statements of operations, consisted of the following:

                                                            1997   1998   1999
                                                            -----  -----  -----
      Interest expense..................................... $44.7  $61.4  $73.6
      Finance costs........................................  11.0    2.4    6.8
      Interest and finance income.......................... (14.5)  (9.8)  (9.9)
                                                            -----  -----  -----
                                                            $41.2  $54.0  $70.5
      Capitalized interest.................................  (1.4)  (3.0)  (9.0)
                                                            -----  -----  -----
      Interest and finance costs, net...................... $39.8  $51.0  $61.5
                                                            =====  =====  =====

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

Cash paid for interest in 1999 was $73.5 million (1998--$56.6 million; 1997-- $44.8 million). Accrued interest payable as of December 31, 1999 of $13.6 million (December 31, 1998--$13.3 million) was included in "Accrued expenses and other."

10. Lease Commitments

The Company leases refinery equipment, catalyst, tank cars, office space, and office equipment with lease terms ranging from 1 to 8 years with the option to purchase some of the equipment at the end of the lease term at fair market value. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. As of December 31, 1999, net future minimum lease payments under non-cancelable operating leases were as follows (in millions): 2000--$7.2; 2001--$5.8; 2002--$4.3; 2003--$3.5; 2004--
$1.5; and $1.5 in the aggregate thereafter. Rental expense during 1999 was $12.6 million (1998--$10.6 million; 1997--$10.4 million).

11. Related Party Transactions

Related party transactions that are not discussed elsewhere in the footnotes are as follows:

Clark USA, Inc.

During 1999 and 1998, the Company returned capital to Clark USA of $39.5 million and $15.0 million, respectively, for Clark USA's payment of interest regarding the 10 7/8% Senior Notes. During 1997, the Company returned $215.0 million of capital to Clark USA for its repurchase of the Zero Coupon Notes.

Clark Refining Holdings Inc.

As of December 31, 1999, the Company had a payable to Clark Holdings for management fees paid by Clark Holdings on the Company's behalf of $3.8 million.

Management Services

As of December 31, 1999, the Company had a payable to The Blackstone Group ("Blackstone"), an affiliate of its principal shareholder, of $0.6 million (December 31, 1998--$3.2 million for annual monitoring fees and transaction fees related to the Lima Acquisition) for annual monitoring fees. The Company has an agreement with an affiliate of Blackstone under which Blackstone would receive a monitoring fee equal to $2.0 million per annum subject to increases relating to inflation and in respect of additional acquisitions by the Company. Affiliates of Blackstone may in the future receive customary fees for advisory services rendered to the Company. Such fees will be negotiated from time to time with the independent members of the Company's board of directors on an arm's-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

In connection with the Blackstone Transaction in 1997 (see Note 14 "Equity Recapitalization and Change in Control"), affiliates of Blackstone received fees of $7.0 million, and the Company reimbursed Blackstone for $1.7 million of out-of-pocket expenses related to the Blackstone Transaction and the issuance of the 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes.

12. Employee Benefit Plans

Postretirement Benefits Other Than Pensions

Clark R&M provides health insurance in excess of social security and an employee paid deductible amount, and life insurance to most retirees once they have reached a specified age and specified years of service.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

The following table sets forth the changes in the benefit obligation for the unfunded post retirement health and life insurance plans for 1998 and 1999:

                                                                    December
                                                                       31,
                                                                   ------------
                                                                   1998   1999
                                                                   -----  -----
      Change in benefit obligation
      Benefit obligation at beginning of year..................... $25.2  $35.0
      Service costs...............................................   1.1    1.5
      Interest costs..............................................   2.1    2.8
      Actuarial loss..............................................   3.3    1.6
      Benefits paid...............................................  (1.5)  (1.5)
      Lima acquisition............................................   4.8    --
                                                                   -----  -----
      Benefit obligation at end of year........................... $35.0  $39.4
                                                                   -----  -----
      Unrecognized net gain.......................................   0.5    --
      Unrecognized prior service benefit..........................   0.2    0.2
                                                                   -----  -----
      Accrued postretirement benefit liability.................... $35.7  $39.6
                                                                   =====  =====

The components of net periodic postretirement benefit costs were as follows:

                                                                1997 1998  1999
                                                                ---- ----  ----
      Service costs............................................ $0.8 $1.1  $1.5
      Interest costs...........................................  1.7  2.1   2.8
      Amortization of prior service costs......................  --  (0.2) (0.1)
                                                                ---- ----  ----
      Net periodic postretirement benefit cost................. $2.5 $3.0  $4.2
                                                                ==== ====  ====

In measuring the expected postretirement benefit obligation, the Company assumed a discount rate of 7.50% (1998--7.00%), a rate of increase in the compensation level of 4.00% (1998--4.00%), and a health care cost trend ranging from 7.75% to 6.75% in 1999 to an ultimate rate of 5.25% in 2002. The effect of increasing the average health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1999, by $6.5 million and increase the annual aggregate service and interest costs by $0.8 million. The effect of decreasing the average health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation, as of December 31, 1999, by $7.8 million and decrease the annual aggregate service and interest costs by $1.0 million.

Employee Savings Plan

The Clark Refining & Marketing, Inc. Retirement Savings Plan and separate Trust (the "Plan"), a defined contribution plan, covers substantially all employees of Clark. Under terms of the Plan, Clark R&M matches the amount of employee contributions, subject to specified limits. Company contributions to the Plan during 1999 were $8.4 million (1998--$6.4 million; 1996-- $5.4 million).

13. Income Taxes

Clark provides for deferred taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

The income tax provision (benefit) was summarized as follows:

                                                     1997     1998     1999
                                                   --------  -------  -------
      Earnings (loss) before provision for income
       taxes:
        Continuing operations....................  $  (37.2) $ (48.9) $ (50.7)
        Extraordinary item.......................     (10.7)     --       --
                                                   --------  -------  -------
                                                   $ (47.9)  $ (48.9) $ (50.7)
                                                   ========  =======  =======
      Income tax provision (benefit):
        Continuing operations....................  $   10.4  $ (12.9) $ (16.2)
        Extraordinary item.......................       --       --       --
                                                   --------  -------  -------
                                                   $   10.4  $ (12.9) $ (16.2)
                                                   ========  =======  =======
      Current provision (benefit)--Federal.......  $    8.7  $  (1.7) $ (21.9)
      --State....................................       1.5     (0.4)    (2.5)
                                                   --------  -------  -------
                                                       10.2     (2.1)   (24.4)
                                                   --------  -------  -------
      Deferred provision (benefit)--Federal......       --     (10.4)     8.1
      --State....................................       0.2     (0.4)     0.1
                                                   --------  -------  -------
                                                        0.2    (10.8)     8.2
                                                   --------  -------  -------
      Income tax provision (benefit).............  $   10.4  $ (12.9) $ (16.2)
                                                   ========  =======  =======

A reconciliation between the income tax provision computed on pretax income at the statutory federal rate and the actual provision for income taxes was as follows:

                                                         1997    1998    1999
                                                        ------  ------  ------
      Federal taxes computed at 35%.................... $(16.8) $(17.1) $(17.7)
      State taxes, net of federal effect...............    1.1    (0.5)   (1.6)
      Nontaxable dividend income.......................   (1.9)   (0.4)    --
      Valuation allowance..............................   28.4     2.3     4.6
      Other items, net.................................   (0.4)    2.8    (1.5)
                                                        ------  ------  ------
      Income tax provision (benefit)................... $ 10.4  $(12.9) $(16.2)
                                                        ======  ======  ======

The following represents the approximate tax effect of each significant temporary difference giving rise to deferred tax liabilities and assets:

                                                               December 31,
                                                               -------------
                                                                1998   1999
                                                               ------ ------
Deferred tax liabilities:
  Property, plant and equipment............................... $ 84.9 $ 87.8
  Turnaround costs............................................   14.1   33.6
  Inventory...................................................    --     6.8
  Other.......................................................    3.6    1.6
                                                               ------ ------
                                                               $102.6 $129.8
                                                               ------ ------
Deferred tax assets:
  Alternative minimum tax credit.............................. $ 18.8 $ 20.0
  Environmental and other future costs........................   19.5   30.4

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

                                                             December 31,
                                                             --------------
                                                              1998    1999
                                                             ------  ------
  Tax loss carryforwards....................................   67.0   111.3
  Inventory.................................................   44.8     --
  Other.....................................................   13.5     9.2
                                                             ------  ------
                                                             $163.6  $170.9
                                                             ------  ------
Valuation allowance.........................................  (36.8)  (41.4)
                                                             ------  ------
Net deferred tax asset (liability).......................... $ 24.2  $ (0.3)
                                                             ======  ======

As of December 31, 1999, Clark has made net cumulative payments of $20.0 million under the Federal alternative minimum tax system which are available to reduce future regular income tax payments. As of December 31, 1999, Clark had a Federal net operating loss carryforward of $277.4 million and Federal business tax credit carryforwards in the amount of $4.2 million. Such operating losses and tax credit carryforwards have carryover periods of 15 years (20 years for losses and credits originating in 1998 and years thereafter) and are available to reduce future tax liabilities through the year ending December 31, 2019. The tax credit carryover periods will begin to terminate with the year ending December 31, 2003 and the net operating loss carryover periods will begin to terminate with the year ending December 31, 2010.

The valuation allowance as of December 31, 1999 was $41.4 million (1998--$36.8 million). In calculating the increase in the valuation allowance, Clark assumed as future taxable income only future reversals of existing taxable temporary differences and available tax planning strategies.

Section 172 of the Internal Revenue Code ("Code") allows a 10-year carryback period for specified liability losses, as defined. During 1997, 1998 and 1999 Clark filed federal and state refund claims based upon the carryback of $104.0 million of specified liability losses arising in years 1994 through 1998. During 1999 the Internal Revenue Service ("IRS") concluded an audit examination, subject to Joint Committee review, of the taxable years ended December 31, 1995 and 1996. As part of the audit examination, the IRS reduced the amount of the federal refund claims arising from the carryback of specified liability losses arising in years 1994, 1995 and 1996. The carryback of specified liability losses has reduced Clark's federal net operating loss carryforward as of December 31, 1999 to $277.4 million. The Internal Revenue Service has not yet audited the refund claims arising from the carryback of specified liability losses arising in years 1997 and 1998. The unaudited refund claims, if fully recovered, would provide a current tax benefit of $9.3 million. In addition, the unaudited refund claims, if fully recovered, would recharacterize $7.6 million of deferred tax assets from tax loss carryforwards to alternative minimum tax credit carryforwards. However, Section 172 of the Code is an unsettled area of the law and the unaudited refund claims are expected to come under audit examination. Of the total unaudited potential current tax benefit, the Company has recognized $4.1 million.

During 1999, Clark USA made net federal cash tax payments of $0.3 million (1998--$10.2 million net cash refunds; 1997--$5.0 million net cash payments). The Company provides for its portion of such consolidated refunds and liability under its tax sharing agreement with Clark USA. During 1999, Clark received net cash state tax refunds of $0.4 million (1998--$1.3 million net cash payments; 1997--$2.6 million net cash payments).

The income tax benefit on the loss from continuing operations of $16.2 million for 1999 reflected the effect of intraperiod tax allocations resulting from the utilization of current year operating losses to offset the net gain on the operations and sale of the discontinued retail division, offset by the write-down of a net deferred tax asset.

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

Section 382 of the Code restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 1997 as a result of the purchase of a majority interest in the Company by an affiliate of Blackstone (see Note 14 "Equity Recapitalization and Change in Control"). However, based upon the existence of future taxable income from reversals of existing taxable temporary differences and available tax planning strategies, management believes such limitation will not restrict the Company's ability to significantly utilize the net operating losses over the allowable carryforward periods.

14. Equity Recapitalization and Change in Control

Pursuant to a share exchange agreement dated April 27, 1999, all the shares of Clark R&M's parent Clark USA were exchanged on a one-for-one basis for shares of Clark Holdings resulting in Clark Holdings being the sole shareholder of Clark USA.

On November 3, 1997, Blackstone acquired the 13.5 million shares of Common Stock of Clark USA previously held by TrizecHahn and certain of its subsidiaries (the "Blackstone Transaction"), as a result of which Blackstone obtained a controlling interest in Clark USA. In 1997, the Company recorded a charge to operations in the amount of $40.0 million for recapitalization expenses, asset write-offs, and other charges incurred in connection with the Company's equity recapitalization and change in control. The total charge included $20.3 million of asset write-offs principally related to an investment in a project initiated to produce low-sulfur diesel fuel at the Hartford refinery (the "DHDS Project"); $10.7 million of transaction, advisory, and monitoring fees related to the Blackstone Transaction; and $9.0 million resulting from a change in strategic direction primarily for certain environmental, legal and other accruals related to existing actions.

In 1992, the DHDS Project was delayed based on internal and third party analysis that indicated an oversupply of low-sulfur diesel fuel capacity in the Company's market. Based on the analysis, the Company projected relatively narrow price differentials between low and high sulfur products. The Company intended to complete the DHDS Project when differentials between low and high sulfur diesel fuel prices widened. From 1992 to 1996 the Company performed a cash flow analysis each year assuming the project would be completed to determine whether the DHDS Project was impaired as defined under Statement of Financial Accounting Standard No. 121 "Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." In December 1997, subsequent to the Blackstone Transaction, the Company determined that certain equipment purchased for the DHDS Project would yield a higher value being utilized at the Hartford and Port Arthur refineries, rather than remaining idle until the diesel fuel differentials widened sufficiently to justify completing the DHDS Project. As a result of this decision, the equipment was written down to its fair market value as determined utilizing estimated used equipment market values, and engineer costs were determined to have no value due to the engineering being only useful for a DHDS unit.

15. Stock Option Plans

In 1999, the 1995 Clark USA Long-Term Performance Plan was terminated, and Clark Holdings adopted the Clark Refining Holdings Inc. 1999 Stock Option Incentive Plan ("Incentive Plan"). Under the Incentive Plan, employees of Clark Holdings and its subsidiaries are eligible to receive awards of options to purchase shares of the common stock of Clark Holdings. The Incentive Plan is intended to attract and retain executives and other selected employees whose skills and talents are important to the operations of Clark Holdings and its subsidiaries. Options on an aggregate amount of 2,215,250 shares of Clark Holdings' Common Stock may be awarded under the Incentive Plan, either from authorized, unissued shares which have been reserved for such purpose or from authorized, issued shares acquired by or on behalf of the Company. The current aggregate amount of stock available to be awarded is subject to a stock dividend or split, reorganization, recapitalization,

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES merger, consolidation, spin-off, combination or exchange of stock. In 1999, options for the purchase of 1,752,500 shares of the common stock of Clark Holdings were granted at an exercise price of $9.90 per share and options for the purchase of 152,500 shares of the common stock of Clark Holdings were granted at an exercise price of $15.00 per share. As of December 31, 1999, 1,752,500 stock options for the purchase of the common stock of Clark Holdings were outstanding at an exercise price of $9.90 per share and 152,500 stock options were outstanding at an exercise price of $15.00 per share under the Incentive Plan. Stock granted under this plan was priced at the fair market value at the date of grant as determined based on the latest third party sales price available.

For options granted in 1999, there are two vesting options, time vesting and performance vesting, under the Incentive Plan. Under time vesting, options are vested 50% at the date of option, 25% on each January 1 thereafter. Under performance vesting, options are fully vested on and after the seventh anniversary of the date of option; or following a public offering of the common stock or upon a change in control, the vesting is accelerated based on the achievement of certain per share prices of the common stock. The accelerated vesting schedule was as follows:

         Average
      Closing Price
      Per Share of
      Capital Stock
         for Any
           180
       Consecutive
        Days; or      % of Shares With Respect to
        Change in            Which Option
      Control Price         is Exercisable
      -------------   ---------------------------
      Below $12.00                 0%
      $12.00-$14.99               10%
      $15.00-$17.99               20%
      $18.00-$19.99               30%
      $20.00-$24.99               50%
      $25.00-$29.99               75%
      Above $29.99               100%

The change in control price is defined as the highest price per share received by any holder of the common stock from the purchaser(s) in a transaction or series of transactions that result in a Change in Control. All options expire no more than ten years after the date of its grant.

In the event of a "Change of Control" of Clark Holdings, the Board with respect to any award may take such actions (i) the acceleration of the award,
(ii) the payment of a cash amount in exchange for the cancellation of an award and/or (iii) the requiring of the issuance of substitute awards that will substantially preserve the value, rights, and benefits of any affected awards.

Under SFAS 123 No. 123, "Accounting for Stock-Based Compensation", the granting of the 1,905,000 options for shares of Clark Holdings would have impacted operating income as of December 31, 1999, by less than $1.0 million.

Under the Clark USA Long-Term Performance Plan, which was terminated in 1999, 323,750 stock options were outstanding as of December 31, 1998 (1997--531,500) at an exercise price of $15 per share. No shares were granted under this plan in 1998 or 1997.

16. Commitments and Contingencies

Clark R&M is subject to various legal proceedings related to governmental regulations and other actions arising out of the normal course of business, including legal proceedings related to environmental matters. Among those actions and proceedings are the following:

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES

  Clark R&M is the subject of a purported class action lawsuit related to an on-site electrical malfunction at Clark R&M's Blue Island Refinery on October 7, 1994, which resulted in the release to the atmosphere of used catalyst containing low levels of heavy metals, including antimony, nickel and vanadium. This release resulted in the temporary evacuation of certain areas near the refinery, including a high school, and approximately fifty people were taken to area hospitals. Clark R&M offered to reimburse the medical expenses incurred by persons receiving treatment. The purported class action lawsuit was filed on behalf of various named individuals and purported plaintiff classes, including residents of Blue Island, Illinois and Eisenhower High School students, alleging claims based on common law nuisance, negligence, willful and wanton negligence and the Illinois Family Expense Act as a result of this incident. Plaintiffs seek to recover damages in an unspecified amount for alleged medical expenses, diminished property values, pain and suffering and other damages. Plaintiffs also seek punitive damages in an unspecified amount.

  As of December 31, 1999, the Company had accrued a total of $36.4 million for legal and environmental-related obligations that may result from the matter above and other legal and environmental matters and obligations associated with certain previously owned retail sites. While it is not possible at this time to establish the ultimate amount of liability with respect to the Company's contingent liabilities, Clark R&M is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on its financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  In March 1998, the Company entered into a long-term crude oil supply agreement with PMI Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. As a result of this contract, the Company began developing a project to upgrade the Port Arthur refinery to process primarily lower-cost, heavy sour crude oil of the type to be purchased from PMI. The heavy oil upgrade project includes the construction of new coking, hydrocracking and sulfur removal capability, and the expansion of the existing crude unit to approximately 250,000 barrels per day. In August 1999, the Company sold for $157.1 million the construction work-in-progress on the new processing units to Port Arthur Coker Company L.P., an affiliate that is not controlled by the Company or its subsidiaries. The Company also sold the oil supply agreement with PMI and environmental permits which had already been obtained by the Company for $2.2 million to Port Arthur Coker Company L.P. The assets were sold at cost, which approximated fair market value. As part of the project the Company is undertaking the upgrading of existing units at the Port Arthur refinery, including the expansion of the crude unit. The Company's portion of the project is expected to cost approximately $120 million, of which $50.7 million was expended through December 31, 1999. As of December 31, 1999, the Company had a letter of credit to the benefit of Foster Wheeler USA for $86.9 million outstanding to collateralize its obligations related to the Port Arthur heavy oil upgrade project.

  The heavy oil upgrade project is expected to be mechanically complete by November 2000 with start-up of the project in the first quarter of 2001. The Company entered into agreements with Port Arthur Coker Company L.P. pursuant to which the Company will provide certain operating, maintenance and other services and purchase the output from the new coking and hydrocracking equipment for further processing into finished products. The Company will receive compensation under these agreements at fair market value that is expected to in the aggregate favorable to the Company. At December 31, 1999, the Company had a net outstanding receivable of $0.4 million from Port Arthur Coker Company for services rendered and fees paid on behalf of Port Arthur Coker Company.

  In December 1999, the United States Environmental Protection Agency ("USEPA") published the Tier II Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. The ruling mandates that the sulfur content of gasoline produced at any refinery not exceed 30 parts per million after January 1, 2006. Starting in 2004, the USEPA will begin a program to

               CLARK REFINING & MARKETING, INC. AND SUBSIDIARIES phase in new low sulfur gasoline requirements. Currently the sulfur content in the Company's gasoline pool averages approximately 385 parts per million. These regulations will likely require the Company to make some level of capital investments at its refineries to reduce the sulfur levels in its gasoline. The Company is evaluating its options under the new regulations and does not currently have an estimate of how much of a capital outlay will be required for compliance.

  The USEPA has drafted a proposed regulation which, it is believed, would require a significant reduction in the sulfur content of diesel fuel by the year 2006. The proposed regulation has not yet been released to the public and is currently under review of the White House Office of Management and Budget. The USEPA anticipates that the regulation will be formally proposed later this Spring and formally promulgated as a final rule before the end of the year 2000. Until the regulation is formally proposed and promulgated, and the exact nature of the USEPA's proposal becomes known, the Company cannot assess the impact, if any, of the regulation on our operations.

  During 1999 the Company sold crude oil linefill in the pipeline system supplying the Lima refinery. The Company has an agreement in place that requires it to repurchase approximately 2.8 million barrels of crude oil in this pipeline system in September 2000 at market prices, unless extended by mutual agreement.

                                                                         ANNEX B



--------------------------------------------------------------------------------
                        INDEPENDENT ENGINEER'S REPORT ON
                       PORT ARTHUR COKER COMPANY PROJECT

--------------------------------------------------------------------------------




                                  Prepared by:

                         [Logo of Purvin & Gertz, Inc.]

                        Dallas -- Houston -- Los Angeles
                               London -- Calgary
                           Buenos Aires -- Singapore

August 10, 1999                                                     Ken E. Noack
                                                          Anthony E. Chodorowski
                                                               Stephen N. Fekete

                               TABLE OF CONTENTS

 I.INTRODUCTION...........................................................  B-1
    PROJECT OVERVIEW......................................................  B-1
    SCOPE OF REVIEW.......................................................  B-2
II.PROJECT PARTICIPANTS...................................................  B-4
    CLARK REFINING HOLDINGS INC...........................................  B-4
    FOSTER WHEELER USA CORPORATION........................................  B-5
    AIR PRODUCTS AND CHEMICALS INC........................................  B-5
    PETROLEOS MEXICANOS/P.M.I. COMERCIO INTERNACIONAL.....................  B-5
III.CONCLUSIONS...........................................................  B-7
    TECHNICAL.............................................................  B-7
    COMMERCIAL AND MARKETING..............................................  B-8
    FINANCIAL PROJECTIONS................................................. B-10
    STAND-ALONE CASE...................................................... B-10
IV.DISCUSSION OF FINDINGS................................................. B-12
    PROCESS DESCRIPTION................................................... B-12
    UPGRADE PROJECT COSTS................................................. B-14
    UPGRADE PROJECT SCHEDULE.............................................. B-17
    TECHNOLOGY ASSESSMENT................................................. B-17
      DELAYED COKER....................................................... B-17
      VGO HYDROCRACKER.................................................... B-17
      SULFUR RECOVERY..................................................... B-17
      REFINERY RENOVATIONS AND UPGRADES................................... B-18
      OFFSITES, AND UTILITIES............................................. B-18
    PROJECT CONTRACTS..................................................... B-19
      CRUDE OIL SUPPLY AGREEMENT.......................................... B-19
        PRICING FORECAST AND EFFECT ON PMI CONTRACT....................... B-20
      APCI HYDROGEN CONTRACT.............................................. B-21
      REVIEW OF INTERCOMPANY AGREEMENTS................................... B-21
        COKER COMPLEX GROUND LEASE AND BLANKET EASEMENT AGREEMENT ("GROUND
         LEASE").......................................................... B-22
        ANCILLARY EQUIPMENT SITE LEASE AND EASEMENT AGREEMENT ("ANCILLARY
         EQUIPMENT LEASE")................................................ B-22
        PRODUCT PURCHASE AGREEMENT........................................ B-23
        SERVICES AND SUPPLY AGREEMENT..................................... B-23
      ENGINEERING, PROCUREMENT, AND CONSTRUCTION CONTRACTS................ B-24
        CLARK EPC CONTRACT................................................ B-24
        EPC CONTRACT...................................................... B-24
         CONTRACTOR RESPONSIBILITIES...................................... B-24
         PROJECT COST AND SCHEDULE........................................ B-25
         CHANGES IN LAWS OR REGULATIONS................................... B-25
         FORCE MAJEURE AND OWNER DELAYS................................... B-25
         CHANGE ORDERS.................................................... B-25
         WARRANTIES....................................................... B-26
         PERFORMANCE TESTS AND COMPLETION GUARANTEE....................... B-26
         INDEPENDENT ENGINEER............................................. B-27
         CONSTRUCTION MONITORING.......................................... B-27

      CAPACITY TEST........................................................ B-28
      CAPACITY TEST PARAMETERS............................................. B-28
      RELIABILITY TEST..................................................... B-29
    ENVIRONMENTAL REVIEW................................................... B-32
      ENVIRONMENTAL PERMITS AND COMPLIANCE................................. B-32
      FLEXIBLE AIR PERMIT ALTERATION AND SEPARATION........................ B-32
      WASTEWATER AND, SOLID AND HAZARDOUS WASTES........................... B-33
      EXISTING SITE CONTAMINATION.......................................... B-33
      EFFECT OF PROPOSED GASOLINE SULFUR SPECIFICATIONS.................... B-34
      MTBE................................................................. B-34
    COMPETITIVENESS OF REFINERY............................................ B-35
V.ECONOMIC MODEL........................................................... B-36
    GENERAL................................................................ B-36
    CAPITALIZATION OF THE PACC............................................. B-36
    REVENUES............................................................... B-37
    FEEDSTOCKS TO PACC..................................................... B-38
    YIELDS FROM PACC....................................................... B-38
    OPERATING COSTS AND SUSTAINING CAPITAL................................. B-38
      PROCESSING/LEASE FEES................................................ B-41
      AMORTIZATION......................................................... B-42
      CONSTRUCTION MANAGEMENT SERVICES..................................... B-42
    DEBT SERVICE COVERAGE RATIOS........................................... B-43
      BASE CASE............................................................ B-44
      SENSITIVITIES........................................................ B-44
        BASE CASE--NO PMI CONTRACT......................................... B-44
        BACKCAST CASE...................................................... B-44
        BACKCAST CASE--NO PMI CONTRACT..................................... B-44
        DOWNSIDE CASE...................................................... B-44
        REDUCED UTILIZATION CASE........................................... B-45
        REDUCED COKER YIELD AND REDUCED HYDROCRACKER
         CONVERSION CASES.................................................. B-45
        OPERATING COST INCREASE CASE....................................... B-45
    STAND-ALONE CASE....................................................... B-45
      CONFIGURATION........................................................ B-45
      PRODUCTS............................................................. B-46
      PRICING.............................................................. B-46
      OPERATING COSTS...................................................... B-47
      DSCR................................................................. B-47
APPENDIX A................................................................. B-68

                         INDEPENDENT ENGINEER'S REPORT

                                I. INTRODUCTION

  Purvin & Gertz, Inc. ("PGI") has been retained as Independent Engineer ("IE") to review certain aspects of the Port Arthur Coker Company L.P. heavy oil upgrade project as defined herein. The heavy oil upgrade project is to be constructed at the Clark Refining & Marketing, Inc. ("Clark") refinery located at Port Arthur, Texas.

  This report has been prepared by PGI on behalf of financing parties and lenders of senior debt (collectively, the "Financing Parties") to a newly formed limited partnership, the Port Arthur Coker Company L.P. ("PACC") and its wholly owned subsidiary, Port Arthur Finance Corp. PGI understands that this report will be provided to certain insurance companies and included as an appendix to preliminary and final offering circulars, bank syndicate information memoranda and prospectuses relating to the offer and sale of senior debt securities of the PACC and its affiliates. PGI consents to this report being so included as an appendix to such preliminary and final offering circulars, bank syndicate information memoranda and prospectuses, subject to the limitations expressed therein. Certain information contained in this report is covered under confidentiality agreements between Clark and third parties.

  PGI conducted this analysis and prepared this report utilizing reasonable care and skill in applying methods of analysis consistent with normal industry practice. All results are based on information available at the time of review. Changes in factors upon which the review is based could affect the results. Forecasts are inherently uncertain because of events or combinations of events that cannot reasonably be foreseen including the actions of government, individuals, third parties and competitors. NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY.

  PGI has not addressed potential year 2000 recognition problems in this analysis and the results assume zero impact from year 2000 recognition problems.

  Some of the information on which this report is based has been provided by the Upgrade Project participants, including Clark. PGI has utilized such information without verification unless specifically noted. PGI accepts no liability for errors or inaccuracies in information provided by others.

  All defined terms are either defined in this document, in the Definitions to the Intercompany Agreements (as defined herein), or in the EPC Contract (as defined herein).

PROJECT OVERVIEW

  An 80,000 barrel per stream day ("bpsd") delayed coker, a 35,000 bpsd vacuum gas oil ("VGO") hydrocracker, a 417 long tons per day ("LTD") sulfur recovery unit ("SRU"), revamps to the existing crude unit, vacuum unit, hydrotreaters and certain offsites (the "Upgrade Project") will be constructed at Clark's Port Arthur, Texas refinery (the "Refinery") in order to add additional heavy sour crude oil, primarily Mexican Maya, processing capabilities. PACC will be established in order to construct, own and operate the coker, hydrocracker, SRU and certain offsites. PACC will also lease 100% of Clark's existing crude unit, vacuum unit, and three hydrotreaters (naphtha, jet and diesel), and will have access to all necessary Clark-owned common facilities under the Ancillary Equipment Site Lease And Easement Agreement and the Coker Complex Ground Lease And Blanket Easement Agreement (all described herein). (See Figure I-1 for listing of major facilities included in the scope of the Upgrade Project). Clark will also provide other services and utilities to PACC under the Services and Supply Agreement (as described herein) and will purchase all products produced by PACC under the Product Purchase Agreement (described herein). The Ancillary Equipment Site Lease And Easement Agreement, the Coker Complex Ground Lease And Blanket Easement Agreement, the Services and Supply Agreement and the Product Purchase Agreement will be referred to as a group throughout this report as "Intercompany Agreements". PACC will also be the assignee of the crude oil supply agreement ("PMI Contract"--see description herein) which provides for a minimum supply of Maya crude oil and contains a mechanism for stabilizing coker gross margin. PACC will enter into a fixed price turn-key ("LSTK") engineering, procurement and construction contract (the "EPC Contract") with Foster Wheeler USA

Corporation ("Foster Wheeler") in order to construct the new units ("PACC Project"). Clark will enter into a separate "cost-plus" reimbursable contract with Foster Wheeler (the "Clark EPC Contract") for the renovation and upgrade of certain existing Refinery units and offsites required for the PACC Project ("Clark Project"). Air Products and Chemicals, Inc. ("APCI") will design, construct and operate a hydrogen plant on the Refinery site to supply PACC's hydrogen requirements secured by a long term contract between PACC and APCI ("Hydrogen Contract"). Clark will also contract for steam and electricity to be produced at the APCI hydrogen plant.




                              [Chart of Figure I-1
                 Major Facilities Included in Upgrade Project]

SCOPE OF REVIEW

  PGI has reviewed certain technical, environmental and economic aspects of the Upgrade Project as listed below:

  . Upgrade Project design basis

  . PACC Project integration with Clark Project

  . PACC Project and Clark Project cost estimates and construction schedules

  . Construction and procurement strategy

  . Handling, storage and disposal of coke

  . Principal Upgrade Project participant capabilities

  . PACC Project charge, yield and operating cost projections

  . Intercompany Agreements

  . Environmental permits and safety data

  . PACC Project Base Case economic model, sensitivities and stand-alone case

  . Project contracts and documentation as listed in Appendix A

  . Hydrogen supply

  PGI also conducted interviews with key members of the Upgrade Project management team. PGI has also prepared a separate Crude Oil and Refined Product Market Forecast which provides the basis for the crude oil and product prices utilized in PACC economic projections and which confirms that sufficient Maya crude oil will be available to fulfill the supply obligations under the PMI Contract.

  PGI conducted this analysis and prepared this report utilizing reasonable care and skill in applying methods of analysis consistent with normal industry practice. In the preparation of this report and the opinions expressed, PGI has made certain assumptions with respect to conditions which may exist or events which may occur in the future. All results and conclusions are based on information available at the time of the review. Changes in factors upon which the review is based could affect the results and the conclusions.

  The principal assumptions and considerations made by PGI in developing the results and conclusions presented in this report include the following:

  . As IE, PGI has made no determination as to the validity and enforceability of any contract or agreement applicable to the Upgrade Project. However, for purposes of this report, PGI has assumed that all such contracts and agreements will be fully enforceable in accordance with their respective terms and that all parties will comply with the provisions of such contracts and agreements. In addition, PGI has assumed that the Upgrade Project has or will comply with all regulations that may be applicable thereto.

  . As IE, PGI has reviewed the design practices and cost estimating methods employed for the Upgrade Project to determine if industry standards and practices were followed; however, PGI has not re-performed design or cost estimate calculations. PGI's review has been conducted utilizing reasonable care and skill in accordance with customary industry standards and provides a reasonable basis for the conclusions contained in this report.

  . Foster Wheeler, as the Upgrade Project contractor and Clark, as operator, will construct, manage operation of and maintain the Upgrade Project in accordance with good industry standards and practices.

  . Clark and PACC will make all required renewals and replacements in a timely manner, and will not operate equipment to cause it to exceed the equipment manufacturer's recommended maximum ratings for extended periods of time.

                            II. PROJECT PARTICIPANTS

                  [Chart of Figure II-1 Project Participants]

CLARK REFINING HOLDINGS INC.

  Clark Refining Holdings Inc. ("Clark Holdings") is principally owned by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") and Occidental Petroleum Corporation ("Oxy"). The company's operations include refining, marketing, and supply and transportation of petroleum products.

  Clark Holdings, through its 100% wholly owned operating subsidiary Clark Refining & Marketing, Inc. owns and operates three Midwest oil refineries and the Port Arthur oil refinery. The Midwest refineries are located in Lima, Ohio (capacity 170,000 bpsd), Blue Island, Illinois (capacity 80,000 bpsd), and Hartford, Illinois (capacity 65,000 bpsd). The Gulf Coast refinery is located in Port Arthur, Texas (capacity 232,000 bpsd). The company is currently the fifth largest independent refiner in the U.S. and markets gasoline, diesel fuel and other petroleum products on a wholesale unbranded basis. On July 8, 1999, Clark Holdings announced that it had disposed of its retail marketing assets for cash proceeds of $230 million.

  Clark Holdings is experienced in undertaking capital projects. In 1998, the company had capital expenditures of approximately $160 million. The company has executed two large scale refinery acquisition projects in the last four years totaling over $440 million. In addition, the company has extensive experience in operating coker units. The Lima, Hartford and Port Arthur refineries all have operating coker units with a combined capacity of 70,000 bpsd.

FOSTER WHEELER USA CORPORATION

  Foster Wheeler designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities. In addition, Foster Wheeler owns and licenses patents, trademarks and proprietary knowledge which are used in each of its industry groups. Foster Wheeler Corporation, the parent of Foster Wheeler, had revenues totaling $4,597 million and total assets of $3,495 million for the year ending December 31, 1998, and has approximately 11,000 employees.

  Foster Wheeler has designed and built over 100 cokers, representing 80% of the existing cokers in the world. These include many comparable projects that are in various phases of completion such as:

  .Shell--Martinez, Norco, Deer Park, Moerdijk, and Buenos Aires refineries

  .PEMEX--Madero, Minatitlan, Salina Cruz, and Cadereyta refineries

  .Koch--Corpus Christi refinery

  .Chevron--Salt Lake City, and Pascagoula refineries

  .Exxon/Mobil--Baton Rouge, and Paulsboro refineries

  In addition to the construction of coker units, Foster Wheeler also has extensive experience in building hydrocracking units. Since the 1960s, the company has executed over 30 hydrocracker projects. During the last ten years, the company has performed 39 engineering, procurement and construction projects, and currently has 3 Orinoco Belt extra-heavy oil upgrade projects in engineering stages. PGI views Foster Wheeler as the industry leader in the design and construction of coker units, and believes the company is the well qualified choice for the execution of the Upgrade Project.

AIR PRODUCTS AND CHEMICALS INC.

  APCI is a multinational corporation which produces industrial gases, chemicals and energy/environmental systems. The company has developed expertise in supplying industrial gases for over 50 years. APCI operates and maintains over 300 air separation facilities worldwide. As well as being an operating company, APCI is an experienced designer and builder of cryogenic plants and equipment for gas and liquid production, recovery, purification and liquefaction. For the year ending December 31, 1998, APCI had revenues totaling $4,919 million and total assets of $7,490 million.

  APCI is very experienced in the construction and operation of hydrogen production facilities with 32 steam methane reformers and 14 offgas recovery/purification plants in operation around the world. Since 1992, APCI has been allied with Kinetics Technology International ("KTI") a leading supplier of hydrogen plants to the refinery industry. The APCI/KTI alliance has constructed and continues to operate several onsite hydrogen plants for refineries similar to the facility proposed for Clark. PGI believes that APCI is well qualified to construct and operate the proposed hydrogen plant which will be capable of supplying the Upgrade Project with its hydrogen requirements and, in addition, electricity and steam.

PETROLEOS MEXICANOS/P.M.I. COMERCIO INTERNACIONAL

  Petroleos Mexicanos ("Pemex") is the national oil company of Mexico and one of the world's largest producers of crude oil and natural gas with 1997 revenues in excess of $30 billion. Pemex is the sole developer of Mexico's crude oil and natural gas reserves, which in the aggregate rank in the top ten accumulations of known hydrocarbons in the world and have an estimated current reserve life of approximately 40 years. Pemex is also a major manufacturer and distributor of refined petroleum products and basic petrochemical feedstocks. The company owns and operates six domestic refineries and owns a 50% interest in the Shell Deer Park

Refining Company in Texas. As a wholly owned entity of the Mexican state, Pemex is a major contributor to the country's federal budget. In 1997, Pemex's federal taxes and duties represented 36.6% of the total federal budget. P.M.I. Comercio Internacional, S.A. de C.V. ("PMI") which is 93% owned by Pemex and 7% owned by branches of the Federal Government of Mexico, is the international trading arm of Pemex responsible for all exports.

  Pemex produces three primary types of crude oil for export: (i) Isthmus, a light crude oil, 33.6(degrees) API density and 1.3 weight % sulfur, (ii) Maya, heavy crude oil, 22(degrees) API density and 3.3 weight % sulfur, and
(iii) Olmeca, a very light crude oil, 39.3(degrees) API density and 0.8 weight % sulfur. The U.S. is the dominant export market for Pemex with 80% of total exports in 1998. Maya crude oil exports totaled 1 million barrels per day in 1998 and are expected to increase throughout the forecast period. Pemex through PMI has been actively seeking to expand the otherwise limited market for its increasing reserves of Maya crude oil by offering attractive long term crude oil supply agreements. The U.S. has been the targeted market for these agreements since Pemex realizes the highest value for its crude oil in the U.S. market due to lower transportation costs. PMI has signed long term supply agreements with Clark, Coastal Corp., Deer Park Refining L.P., Marathon Ashland Petroleum and Exxon Corp., of which Clark's is one of the largest.

                                III. CONCLUSIONS

  In PGI's opinion, the Upgrade Project will transform the Refinery into one of the top five refineries on the Gulf Coast in terms of competitiveness and heavy crude oil conversion capacity. The investment in the Upgrade Project is consistent with Clark Holdings overall strategy and will allow Clark to further improve its market position in a very competitive environment. Based on our review of the Upgrade Project, PGI has reached the following technical, commercial/marketing and financial conclusions:

TECHNICAL

   1. The design of the major new units to be installed at the Refinery, specifically the delayed coker and the hydrocracker process units, are based on licensed technology that is well established and commercially proven. Clark has obtained and will transfer to PACC a process license from Chevron Research and Technology Company ("Chevron"), a subsidiary of Chevron USA, for the hydrocracking technology and will obtain the Foster Wheeler delayed coking technology as part of the EPC Contract. The size and configuration of the new process units should integrate well with the Refinery.

   2. The Upgrade Project capital cost estimate provided by Foster Wheeler and Clark of $636 million for the construction of new units, offsites, and revamps is reasonable and includes all relevant items based on PGI's review of the estimate. The contingency and escalation allowance included in the estimate is adequate at this stage of the Upgrade Project. The total Upgrade Project cost including owner's costs, additional contingency, financing costs and interest during construction is $833 million.

   3. The Upgrade Project schedule of 31 months from April 1998 to mechanical completion at November 1, 2000 is achievable. Field construction work in the areas of site preparation, piling, foundations, and structural are currently underway. As of June 1999, 98% of the major equipment has been placed on order and 70% of the final design and engineering work has been completed, and civil construction is very advanced.

   4. Clark obtained an umbrella flexible air emissions permit which was amended as of August 31, 1998 to allow construction and operation of the Upgrade Project. In May 1999, the PACC units were removed from Clark's flexible permit and a new permit for such units was issued to PACC. PACC will have all permits required to construct, own and operate the PACC Project, including the stand-alone case, as needed. PACC also obtained a standby permit in July 1999 to allow PACC to have its own permit to cover the entire Refinery, including the Ancillary Equipment, if it is needed in the event of a Clark bankruptcy or otherwise. The wastewater treatment facility is a state of the art design and will be able to accommodate the effluent from the Upgrade Project in compliance with environmental regulations and requirements. Solid and hazardous wastes are reported to be handled, stored and transported according to the required regulations and do not present any non-compliance issues.

   5. There are no apparent site conditions including known underground obstructions or contamination that would lead to major cost overruns. All of the major site excavation has been completed.

   6. The Upgrade Project will have a useful life of at least twenty years extending well beyond the term of the debt financing.

   7. Foster Wheeler is a reputable engineering contractor experienced in designing and constructing refining and petrochemical facilities. In addition, PGI believes that Foster Wheeler is well qualified for the proposed assignment and has the resources and financial strength necessary to fulfill their obligations under the EPC Contract and Clark EPC Contract.

   8. The EPC Contract specifies a fixed price ($544 million) and a firm mechanical completion date. The EPC Contract terms and conditions are very specific in protecting price, efficiencies and completion date, and incorporate substantial penalties in the event of schedule delays. In addition, Foster Wheeler has indicated that the EPC Contract contains a contingency amount of $35 million. In PGI's opinion the EPC Contract is favorable to PACC, suitable for this type of financing, and provides adequate protection to PACC for cost overruns, completion risk, integration risk and inefficiencies.

   9. No owners of PACC or Clark will provide a completion guarantee for the Upgrade Project. Foster Wheeler will be responsible for satisfying the required performance and reliability tests including meeting the contractual capacity and efficiency process guarantees. Tests have been structured to validate the cash flow availability in order to support the anticipated debt service capacity and if not, to cause Foster Wheeler to buy down the debt to adjust it according to the reduced debt capacity. The liquidated damages cap of $145 million represents up to $70 million of delay damages and up to $75 million of buydown damages for inefficiencies and is adequate for this type of project. PGI will monitor the construction progress and funds disbursements for the EPC Contract and witness and approve the performance/reliability tests.

  10. The crude unit and hydrotreater modifications, and other offsites and utilities will be undertaken by Foster Wheeler under the Clark EPC Contract. These types of modifications are a group of relatively routine small refinery projects normally carried out during turnarounds or during refinery operation that Clark and PGI expect to cost $92 million. The major components of Clark's responsibility, the crude unit revamp and interconnecting piping, are planned to be complete and in operation at least six months prior to the EPC Contract Target Mechanical Completion Date. PGI believes that the Clark Project will not present a major risk to the successful startup, operation and integration of the PACC Project.

  11. Clark is an experienced fuels refinery operator currently processing Maya crude oil and operating two existing cokers at the Refinery. PGI believes that Clark is well qualified to manage operations at the Refinery.

  12. The newly constructed units can be reasonably expected to achieve the on-stream factors in the Base Case projections. The Base Case projections include a reduced on-stream factor through 2000 to reflect startup and achieving a steady operation.

  13. The crude import infrastructure at Clark's facilities and at Sun Pipe Line Company's ("Sun") Nederland terminal and connecting pipelines to the Refinery facilities are adequate to support the volumes of imported Maya and other crude oils contemplated for the Upgrade Project's operation. Several pipeline and terminal alternatives also exist to deliver crude oil to the Refinery if required.

  14. A new hydrogen plant will be constructed at the Refinery by APCI in support of both PACC and Clark's hydrogen requirements. The capacity of the hydrogen plant will be in excess of the Upgrade Project's requirements and an amount equivalent to approximately 69% of the total Hydrogen Contract volume will be sold under contract to PACC on a "take and pay, if delivered" basis. Clark will also contract for steam and electricity to be produced at the APCI plant. PGI believes that APCI is a reliable hydrogen producer and that the plant will be constructed in a timely manner and that it will produce the required hydrogen and utilities at the contract specifications. Approximately 50% of the required hydrogen can be supplied by APCI via pipeline as a backup, if necessary.

COMMERCIAL AND MARKETING

   1. Clark has entered into the PMI Contract with PMI that will be assigned to PACC simultaneously with the close of the PACC financing. The PMI Contract was designed to minimize the effect of adverse refining cycles, thereby establishing more stable cash flow for PACC. In order to effect stable cash flows, the PMI Contract contains a formula that is intended to be an approximation for coker gross margin and is designed to provide for a minimum average coker gross margin for the first eight years following completion of the Upgrade Project. The mechanism, which is more fully described in the Project Contracts section, guarantees an average minimum $15.00 per barrel Differential formula related to coker gross margin via price adjustments on Maya crude oil. If the Differential formula amount is calculated over the August 1987 to December 1998 period and regressed against the historical WTI/Maya differential, the mathematical results implies that the $15/bbl is equivalent to the WTI/Maya differential of $5.94/bbl. This is $0.24/bbl above the historical average WTI/Maya differential of $5.70/bbl over the same period. PGI has reviewed the PMI Contract and believes the mechanism serves as a suitable method of stabilizing coker gross margin fluctuations.

   2. Clark will offtake all the intermediate and final products produced by PACC and will provide services to PACC on a routine contractual basis. Clark will be able to incorporate the products from PACC into the Refinery and has considerable experience in selling finished products into the Gulf Coast market. The volume of incremental finished products produced by the Refinery as a result of the operation of the Upgrade Project (a 15% increase) will be minor in proportion to the entire Gulf Coast market (about 1/2% of current market) and its growth forecast and PGI does not expect such volume to impact the market. The product offtake, operation, maintenance and other services are provided under Intercompany Agreements between Clark and PACC (see Project Contracts for description). In PGI's opinion, the Intercompany Agreements will transact products and services that are priced to reflect arms-length mechanisms and market-based prices and contain fair market terms.

   3. Based on PGI's analysis of the worldwide heavy oil supply and demand fundamentals and plans and objectives stated by Pemex and PDVSA, PGI forecasts that heavy crude production will continue to increase through the term of the PACC financing. The crude oil heavy/light differential (defined as WTI Cushing minus Maya FOB Mexico) is forecast to average $6.00 per barrel or above in constant 1999 dollars over the same period. This is equivalent to a $15.16 per barrel coker gross margin as defined by the Differential formula in the PMI Contract. This forecast is consistent with the expectation that coker projects will continue to develop in an orderly fashion in line with the expected heavy crude oil production increases.

   4. PGI believes that PEMEX/PMI have sufficient Maya crude oil reserves to fulfill the supply obligation under the PMI Contract. PGI believes the risk of diversion of Maya crude oil away from PACC is minimal because:
      (i) Mexico is significantly increasing production of Maya; (ii) the number of other sour crude refineries able to process Maya are very limited; (iii) the demand for heavy crude oil outside the U.S. is small and PGI does not expect demand to change during the forecast period; and (iv) the netback for heavy crude oil shipments to Europe or Asia is low relative to U.S. Gulf Coast deliveries.

   5. While the Upgrade Project is designed to process Maya crude oil as its primary feedstock, it will have the flexibility of processing other similar quality heavy sour crude oils and will be able to achieve essentially equivalent economics to the Base Case projections (the "Base Case") with minimal changes to configuration excluding any benefits of the coker gross margin guarantee in the PMI Contract.

   6. The shutdown of the Refinery is, in the opinion of PGI, an extremely remote possibility due to its competitiveness post-completion of the Upgrade Project.

   7. The terms of each of the Product Purchase Agreement, the Services and Supply Agreement, the Ground Lease and Blanket Easement Agreement and the Ancillary Equipment Site Lease and Easement Agreement are as favorable to Clark and to PACC, in all material respects, as terms that would be obtainable at this time for a comparable transaction or series of similar transactions in arm's length dealings with a person who is not an affiliate. In the opinion of PGI, payments to be made by Clark to PACC under the Product Purchase Agreement and the Services and Supply Agreement are fair consideration for the products acquired or services received.

   8. The consideration PACC will pay Clark for PACC's assumption of the PMI Contract, PACC's acquisition of work in progress under the construction contract and Clark's reduction of the permissible emissions levels under one of its air emissions permits in order to allow PACC to obtain its air permit is equal to the fair market value of such assets. Clark will receive rental payments under both the Ground Lease and Blanket Easement Agreement and the Ancillary Equipment Site Lease and Easement Agreement equal to the fair market value rental payments of the property leased.

FINANCIAL PROJECTIONS

   1. The Base Case assumes that the PACC-owned units are operated as part of the Refinery. Assuming a PGI price forecast, the estimated average operating cash flow over the initial 11 year operating period for PACC is approximately $228 million per year and the after-tax cash flows generated by PACC will be sufficient to repay PACC debt obligations (scheduled principal amortization and interest) with minimum and average debt service coverage ratios ("DSCR") of 2.0 and 2.4, respectively.

   2. PGI analyzed various sensitivity cases including a backcast (1989-
      1998). PGI presents the back cast from 1989-1996 (the "Backcast Case") because the PACC debt has a term of eight years after start-up. PGI concludes that in all cases PACC can comfortably meet its debt service obligations. The PMI Account provides liquidity during low coker margin periods. This can be seen in the Backcast Case with minimum and average DSCRs of almost 1.0 and 2.0 respectively. In 2007 (DSCR of almost 1.0) where the debt service shortfall amounts to $3.0 million, the PMI Account is fully funded with $50 million. In the Backcast Case without the PMI Contract in place, cash flow shortfall amounts to $5.0 million, with a debt service reserve account of $37 million and over $100 million of cash available for debt service. The PMI Account effectively mitigates the timing issue of a delay in receiving discounts after prior period surpluses. When fully funded and combined with the debt service reserve account, these reserve accounts provide approximately
      1.25 years of debt service coverage.

   3. The proceeds of the total financing combined with the proposed equity should be sufficient to pay the total estimated Upgrade Project cost of $833 million.

   4. If the PACC-owned units and the modifications to the Ancillary Equipment are designed, constructed, operated and maintained as currently proposed, PACC should be capable of meeting or exceeding the production projections.

   5. The basis for the estimate of PACC's total costs of operating and maintaining the PACC facilities is in accordance with standard industry practice. The operating and maintenance costs set forth in the Base Case projections provide sufficient funds for the operations and maintenance of the PACC facilities consistent with the operating scenarios presented.

STAND-ALONE CASE

  To demonstrate the robustness of the economics of PACC and to ensure that PACC can be operated independently from Clark, PGI developed a stand-alone case that assumes the following:

   . PACC continues its operations while operations at the rest of the Refinery are discontinued, other than the units PACC owns, is leasing or has a right to use under the Coker Complex Ground Lease.

   . PACC uses the full capacity of the leased and owned facilities.

   . A third-party is managing the operation of all PACC leased and owned units for PACC.

   . PACC continues to purchase crude oil under the PMI Contract.

   . A third party is marketing all intermediate and finished products on behalf of PACC.

   . PACC's rights to possession under the Ancillary Equipment Site Lease and Coker Complex Ground Lease remain in effect.

  In this regard PGI believes that:

   1. From a technical standpoint, PACC could successfully continue to operate in a stand-alone mode given the preceding assumptions.

   2. The modifications necessary to achieve stand-alone operation are relatively minor and could be achieved within three months and will cost less than $5 million.

   3. The intermediate and finished products produced from a stand-alone operation should be readily marketable based on appropriate discounts for quality to spot market prices to long term off-takers since PACC is located in the most liquid refinery products market in the world. Discounts are applied to naphtha and VGO over a three-year period to account for the market disruption caused by introducing a large volume of intermediate products into the market.

   4. Even in this extremely unlikely scenario, PACC is able to service its debt obligations after paying all operating expenses as evidenced by projected minimum and average after tax DSCRs of 1.1 and 1.9, respectively.

                           IV. DISCUSSION OF FINDINGS

PROCESS DESCRIPTION

  The Refinery is currently configured to process a medium sour crude oil slate as limited by delayed coker and hydrotreating capacity. The design basis of the Upgrade Project is a refinery crude oil throughput of 250,000 bpsd of primarily a heavy sour crude oil slate consisting of up to 210,000 bpsd of Maya and 40,000 bpsd of light opportunity crude which is assumed to be Arab Light in the Base Case. PACC has been established to facilitate the construction of an 80,000 bpsd delayed coker, a 35,000 bpsd VGO hydrocracker, and a 417 LTD sulfur recovery plant. In addition, modifications will be made to existing units throughout the Refinery to enable processing of the heavy crude oil slate. The units to be modified, which will remain under Clark ownership, include the crude/vacuum unit, the distillate hydrotreaters, the naphtha hydrotreater, and the crude oil feed system. Other offsites will also be constructed in support of the Upgrade Project. The simplified block flow diagram in Figure IV-1 below illustrates the interaction of the PACC units and the Clark units.


                              [BLOCK FLOW DIAGRAM]

  The delayed coker is designed to process 80,000 bpsd of vacuum resid and is equipped with 6 coking drums. The delayed coking unit converts vacuum residue via thermal cracking to lighter more valuable products, namely heavy gas oil which is fed to the hydrocracker, light gas oil which is blended to the distillate pool after further processing, naphtha feed for the reformer, butane/butylene, propane/propylene, and fuel gas. The delayed coker being constructed is a modern Foster Wheeler design incorporating a low operating drum pressure and a low recycle rate. Coke from the unit is currently planned to be loaded by crane into rail cars for sale by PACC to Clark.

  The VGO hydrocracker is a 2-stage Chevron design with a design operating pressure of 2500 psig. The unit is designed to process 35,000 bpsd of feedstock consisting of coker heavy gas oil, virgin VGO, and light cycle oil from the Clark fluid catalytic cracking unit ("FCCU"). The unit is designed for 50 vol% conversion of the heavy feedstock. Full conversion of the VGO is not required in the hydrocracker since the existing 77,000 bpsd FCCU has enough capacity to convert the remainder of the unconverted VGO from the hydrocracker which will be low sulfur quality. This allows the hydrocracker to have a smaller second stage reactor than is typical for full conversion VGO hydrocrackers, which reduces the capital cost of the hydrocracker.

  The new sulfur recovery plant is rated at a sulfur capacity of 417 LTD. In addition to the sulfur plant, a new Shell Claus Offgas Treater ("SCOT") tailgas unit is being constructed as well as a sour water stripper and amine regenerator. Recovered sulfur will be purchased by Clark and shipped via rail at a new rail siding.

  Modifications to the existing Refinery units include upgrading the crude/vacuum unit from the existing 232,000 bpsd of crude oil feed to 250,000 bpsd of crude oil feed. The modifications include changes to process exchangers to provide more preheat to the vacuum tower, upgrading the vacuum tower heater, and miscellaneous pumps and piping. In addition, the GFU 243 distillate hydrotreater has been modified by the replacement of the existing reactor which will extend the cycle length and capability of the unit. These modifications are scheduled to be completed at least six months prior to the mechanical completion of the coker, hydrocracker and SRU (currently estimated at November 1, 2000). In addition to the GFU 243 hydrotreater reactor replacement, the GFU 241 hydrotreater (which is not being leased) reactor will be replaced with a new reactor, and the GFU 242 hydrotreater existing two reactors are being replaced with the reactor from GFU 243. These modifications are to ensure adequate cycle life upon completion of the Upgrade Project.

  A new naphtha hydrotreater guard bed reactor will be installed on the coker plot site to remove silica and di-olefins from the coker naphtha. Silica is used to control foaming in the coke drums and has a boiling point in the naphtha range. Silica is a permanent poison for reformer catalyst and must be removed prior to processing in the reformer. Di-olefins are unstable compounds which tend to polymerize over time. This polymerization results in the formation of a high boiling point material which will have a negative effect on reformer yields as a result of excessive coking. The existing guard bed reactor located on the 1344 reformer site currently used to remove silica will be converted to hydrotreating service and placed in series with the existing naphtha hydrotreater, thereby increasing the effective reactor volume of the naphtha hydrotreater.

  Other offsite modifications will be made consisting of inter-connecting piping, addition of a flare, modifications to the fire water system, addition of electrical distribution systems, a new cooling tower, and site improvement.

  Clark plans to receive a minimum of 125,000 bpsd of crude oil at the Refinery docks. A study was performed by Lanier & Associates, a marine engineering and consulting firm, which concluded that Clark's dock facilities are adequate to support the required capacity. The remainder of the crude oil will be delivered to the Sun terminal at Nederland which is located approximately 15 miles from the Refinery from where the crude oil is sent by Clark's pipeline to Clark's Lucas terminal. The crude oil is shipped from the Lucas terminal to the Refinery via a company-owned pipeline. The Sun terminal, which has five ship docks, three barge docks and approximately ten million barrels of storage capacity, can receive all 250,000 bpsd of crude oil if necessary and the pipeline can transport this quantity to the Refinery. Clark and Chevron/Gulf, the owner of the Refinery prior to Clark, have had a long term relationship with the Sun terminal and PGI sees no reason that the availability of the Sun terminal would change. Clark utilizes the Sun terminal under a year to year evergreen contract. PGI believes that the crude import facilities are adequate to accommodate the volumes of crude oil contemplated for the Upgrade Project's operation.

  If, for some unforeseen reason, the Sun terminal would not be available or would have reduced capacity, the Refinery would have other alternatives. A Unocal terminal, also located at Nederland, is connected to an idle Chevron pipeline which could easily be connected to the Lucas terminal. This terminal has 6.2 million barrels of storage and two ship docks. The Refinery also has access to the Louisiana Offshore Oil Port through a Texaco pipeline which could be used to transport approximately 100,000 bpd.

UPGRADE PROJECT COSTS

  A definitive Upgrade Project construction cost estimate including both the EPC Contract and the Clark EPC Contract has been prepared by Foster Wheeler and Clark. PGI's review of this cost consisted of an evaluation of each major cost category, in comparison with similar cost categories for other United States Gulf Coast projects.

  The total construction cost for the Upgrade Project is $636 million, excluding working capital, financing expenses, capitalized interest, and owner's costs. This includes the PACC EPC Contract of $544 million and $92 million for the Clark EPC Contract. The cost of the major new PACC units and a portion of the offsites are incorporated in the EPC Contract, while the Clark portion of the revamps and offsites will be incorporated in the Clark EPC Contract. An itemization of the construction cost is shown below.

                                   TABLE IV-1

                   UPGRADE PROJECT CONSTRUCTION COST ESTIMATE
                                  (Million $)

                                                          EPC    Clark EPC
                                                        Contract Contract  Total
                                                        -------- --------- -----
      New Units (coker, hydrocracker, SRU).............   442         0     442
      Existing unit revamps............................     0        44      44
      Offsites.........................................    27        48      75
      Contingency, Escalation, and Profit..............    55       --       55
      Spare Parts, Other...............................    20       --       20
                                                          ---       ---     ---
                                                          544        92     636

  Other Upgrade Project costs borne by both Clark and PACC include items such as Upgrade Project management team expenses and salaries, insurance, startup costs, training, legal and other miscellaneous costs that are not covered by the EPC Contract. The $52 million allowance for other PACC costs, not including contingency, appears to adequately cover the expected categories. An additional contingency of $28 million has been included with this estimate. The breakdown of the other PACC Project cost estimate is shown below.

                                   TABLE IV-2

                      UPGRADE PROJECT OTHER COST ESTIMATE
                                  (Million $)

                                                PACC  CLARK  TOTAL
                                                ---- ------- -----
        Project Management Team................ --   26(/1/)   26
        Startup Costs, Taxes...................  20      --    20
        Legal and Consulting...................  11        2   13
        Financing Expenses.....................  21      --    21
        Contingency............................  28      --    28
                                                ---  -------  ---
                                                 80       28  108

(1) Includes construction management fees of $7 million to be repaid to Clark by PACC over 3 years following startup.

  The total Upgrade Project cost estimate is $833 million ($636 million in construction cost, $108 million of other Upgrade Project costs and $89 million of capitalized interest expense). Based on its analysis of the construction and other Upgrade Project cost, PGI believes that the budget will be adequate based on comparison to similar construction in the United States Gulf Coast region in recent years and based on the fact that 98% of major equipment has been procured, design is 70% complete and site excavation and foundation work is well advanced. The Upgrade Project contingency and escalation allowance is sufficient, excluding excessive discretionary changes or force majeure events.

UPGRADE PROJECT SCHEDULE

  Upgrade Project mechanical completion is based on a 31-month schedule from the start date of April 1, 1998, which PGI feels is achievable.

                    [Chart of Figure IV-2 Project Schedule]

  The key Upgrade Project milestones defined in the EPC Contract are as follows:


            Milestone            Date
            -------------------  ------------------------
            Target Mechanical
             Completion          November 1, 2000
            Guaranteed
             Mechanical          January 1, 2001
             Completion          (start of delay damages)
            Mechanical
             Completion Default  March 1, 2001
            Substantial
             Reliability
             Default             September 1, 2001
            Guaranteed Final
             Completion          December 1, 2001


  The 60-day Reliability Test is planned to be carried out as soon as possible after PACC Project startup and stable operation. Achievement of Substantial Reliability in the Reliability Test must occur before September 1, 2001. Guaranteed Final Completion or debt buydown must occur prior to December 1, 2001.

  The delay damages and performance damages applicable are discussed in EPC Contract section of this report.

TECHNOLOGY ASSESSMENT

  The selected technology for the processes that form the Upgrade Project are typical of the preferred processes currently used in the industry and are well integrated into the existing Refinery. In all, PGI believes that the Upgrade Project will be able to perform as planned based on the technology selected. Each major unit or category of the Upgrade Project is discussed below.

  DELAYED COKER

  The processing design selected by Clark to upgrade heavy sour Maya crude oil consists of a delayed coker and VGO hydrocracker integrated with Clark's existing processing units. This design is widely accepted in the industry as the preferred method of upgrading heavy sour crude oils like Maya. PGI believes that Clark has chosen well proven technology to upgrade Maya crude oil that will result in the planned yields and economics.

  Delayed coking technology has been utilized for well over 50 years and is one of the most widely used processes to upgrade low value heavy residue into higher value light products. The process is based on the principle of severe thermal cracking which essentially breaks high molecular weight molecules into lower molecular weight molecules via high temperatures. The portion of the residue that does not crack is left as coke which is a coal-like solid material and, in the case of coke derived from Maya crude oil, is typically burned as a fuel. The delayed coking process incorporates specially designed high velocity heaters which minimize coke formation in the heaters. The heater effluent flows into the coke drums where the coking reaction takes place and hydrocarbon vapors are vented to a fractionator. The delayed coking process is considered a semi- batch process because once a coke drum is full it is taken off-line and the heater effluent is switched to another coke drum. The heads of the drum are then opened and the coke is drilled out of the drum using a high pressure water jet. The hydrocarbon vapors leaving the coke drum during normal operation are fractionated yielding a fuel product, a propane/propylene product, a butane/butylene product, a naphtha product which is sent to the catalytic reformer, a light gas oil product which is blended to the diesel pool after hydrotreating, and a heavy gas oil product which is sent to the hydrocracker. The delayed coker being constructed is a modern Foster Wheeler design incorporating a low operating drum pressure and a low recycle rate. A lower operating pressure results in more favorable product yields and a lower recycle rate which reduces unit operating costs.

  The delayed coking technology will be provided under a license with process guarantees from Foster Wheeler in the EPC Contract. Foster Wheeler is a very experienced licensor of delayed coking technology having designed over 100 coker units, representing an 80% market share, with the largest being 120,000 bpsd. Although the 80,000 bpsd coker is fairly large in size, Foster Wheeler has designed five units with a capacity of 75,000 bpsd or greater. Two of these have been in operation for several years and three others are under construction. The key equipment items of a delayed coker are the coke drums and coke drum size is limited by the ability to cool the coke during the decoking cycle. Recent unit designs, including the PACC coker, have required larger coke drums to achieve design rates. The coke drums being utilized for the PACC coker are similar in size to two recent Foster Wheeler projects and have a proven and successful operating history.

  VGO HYDROCRACKER

  Hydrocracking VGO is also a well proven technology of upgrading VGO to lighter, more valuable products. The hydrocracker employs fixed bed catalysts with high pressure hydrogen to crack heavy feedstock into lighter, more valuable products. In addition, the sulfur concentration of the products is reduced to very low levels as compared to the feed.

  The hydrocracking process design is licensed from Chevron who also provides a process guarantee. Chevron has conducted pilot plant testing on the proposed PACC feedstocks and has verified the projected yields and process conditions. The pilot plant testing provides credibility to the hydrocracker yields assumed in the Base Case and PGI believes that the projected yields can be achieved.

  SULFUR RECOVERY

  The new 417 LTD SRU will operate in parallel with existing units and is designed to recover 99.8% or greater of the hydrogen sulfide in the feed gas. Amine acid gas and sour water stripper acid gas are routed to a Claus SRU using technology licensed from Amoco Corporation. The tailgas from the Claus sulfur plant is processed using the SCOT process, licensed by Shell Oil Company, to produce an acid gas stream that is recycled back to the Claus plant to achieve the desired recovery. The effluent gas from the SCOT Tailgas Cleanup Unit is thermally incinerated in a Tailgas Thermal Oxidation Unit to convert all of the remaining sulfur compounds into sulfur dioxide (S0\\2\\) before dispersion of the gas to the atmosphere. The effluent gas from the SRU and SCOT is expected to comply with the regulatory requirements for sulfur plants operated in Texas refineries.

  The SRU is being designed by a joint team of Ortloff Engineers, Ltd. (process and technology) and Pro-Quip (engineering and construction) under the supervision and responsibility of Foster Wheeler. Ortloff and Pro-Quip have often worked together over the past ten years to design and construct a variety of sulfur recovery systems. PGI believes that the technology selected for the SRU and the Ortloff/Pro-Quip team will deliver a well-designed unit with adequate sulfur removal capacity to support both the Clark Project and PACC Project operation at full capacity.

  The Sour Water Stripper and Amine Treating Unit are generic open art units that were designed by Jacobs Engineering Group ("Jacobs") and will be constructed by Matrix Engineering under Foster Wheeler's supervision and responsibility. These units are commonly found in all refineries and do not involve any unique technology. PGI has reviewed the design basis for these units and believes that the units will be adequate for the purpose intended.

  REFINERY RENOVATIONS AND UPGRADES

  The majority of renovation and upgrade capital will be spent on upgrading the existing crude unit to process primarily Maya crude oil and to increase capacity by about 10% from 232,000 bpsd to 250,000 bpsd. The revisions involve addition of heat exchangers, re-configuration of piping, replacing pumps, replacing vacuum tower packing, and adding tubes to the vacuum tower heater. These activities are of the type that are typically carried out by refineries during turnarounds. The process design has been carried out by Jacobs and Foster Wheeler under Clark's supervision. The majority of the crude unit work is to be conducted during a turnaround scheduled for March 2000. PGI believes that the crude unit design is adequate to support the processing of the proposed volume of Maya crude oil required to support the PACC and Clark operations and that these revisions will be completed before Project start-up.

  The GFU-241, GFU-242 and GFU-243 distillate/kerosene hydrotreaters are being upgraded to increase capability for handling the higher sulfur distillate products produced from the more sour crude slate. The modifications involve increasing the size of reactors and catalyst volume through replacement of reactors. These types of small debottlenecking projects are routinely carried out in refineries. A portion of this work (GFU-243) has already been completed. PGI believes that the hydrotreater revamps will be adequate to support the PACC and Clark's operations and that these are estimated to be completed three to six months prior to PACC Project start-up.

  OFFSITES, AND UTILITIES

  The major activities to be carried out in this category are

  . Interconnecting process and utility piping pumping between the new units and the Refinery

  . Upgrade of crude pumping station

  . Conversion of Tanks 108 and 109 to coker feed storage

  . Coke handling outside battery limits of PACC

  . Addition of piping and pumps to feed new sour water stripper

  . Provision of a new cooling tower to provide cooling water to both Clark and PACC

  . Construction of a new dedicated flare for the new units

  . Construction of a new 13.8 kV substation to supply power to the new units. Additional power to the Refinery will be supplied from the APCI hydrogen plant and Entergy

  . Install truck and rail loading facilities for sulfur

  . Construction of a new control building for the new units

  . Expansion of the firewater loop to the new units

  The offsites and utilities items are a collection of typical refinery projects. The majority of the capital is for the interconnecting piping and electrical substation. PGI has reviewed the design basis for these items and believes that the planned offsites and utilities will be adequate for both the Clark Project and PACC Project. PGI further believes that the offsite and utilities items do not pose a major technological or construction delay risk to Clark or PACC.

PROJECT CONTRACTS

  CRUDE OIL SUPPLY AGREEMENT

  In March 1998, Clark signed the PMI Contract with PMI. The PMI Contract is designed to provide a stable and secure supply of Maya crude oil to PACC for over eight years commencing upon completion of the Upgrade Project. The PMI Contract incorporates the use of a formula that acts as a proxy for calculating the difference between light products and heavy oil or resid prices. The PMI Contract provides stabilization for this differential for up to 210,000 bpsd of Maya crude oil. The Base Case assumes a Contract Quantity of 160,908 bpsd.

  Pricing--The base price of Maya crude oil is the formula price used by PMI to price the majority of PMI Maya crude oil sales. The formula price of Maya crude oil is stated as follows and is a 5-day average of the formula components:

    Maya Price = 0.40* (WTS + FO No. 6, 3%S) + 0.10*(LLS + Brent DTD) - DF

    where WTS = the average Platt's prices for West Texas Sour crude oil, $/B

      LLS = the average Platt's prices for Light Louisiana Sweet crude oil, $/B

      Brent DTD = the average Platt's prices for Brent Crude Oil, $/B

      FO No. 6, 3% S = the average Platt's prices for fuel oil having 3%, sulfur content $/B

      DF = discount factor subject to adjustment by PMI, $3.50/B at time of signing

  For WTS, LLS and Brent, the price is the average of the high and low spot prices as quoted by Platt's Crude Oil Marketwire. For FO No. 6 Fuel Oil, the price is the average of the high and low spot prices as quoted by Platt's Oilgram U.S. Marketscan, U.S. Gulf Section, Waterborne Column.

  The PMI Contract provides for an alternative mechanism for calculating the price of Maya crude oil under certain conditions where there is a lack of adequate buyers of Maya and the formula price is not able to be confirmed in the market. The alternative pricing methodology calculates the price of Maya based on a marker crude oil, gasoline, diesel, and No. 6 fuel oil through the use of a multiple regression formula where the coefficients of the regression formula are based on historical pricing. If the formula price of Maya deviates sufficiently from the predicted price of Maya using the multiple regression technique, then the multiple regression formula will be used to determine the price of Maya. The marker crude oil used in the regression formula can be any actively traded crude with similar properties to Maya (although it does not need to be a heavy sour crude) with transparent pricing, significant USGC market depth, and widely available published pricing.

  Differential--The Differential is incorporated into the PMI Contract to provide PACC with a stabilized average coker gross margin. This is effected through the application of a discount to the market price of the Maya crude oil when the Differential falls below a negotiated floor of $15 ("Guaranteed Differential") or through the application of a premium when the Differential exceeds $15. The Differential formula is defined as follows:

    Differential = (0.5*RUL) + (No. 2 Oil) - (1.5*No. 6 Oil)

    where RUL = average of Platt's prices for conventional, non-RFG 87 octane gasoline, $/B

    No. 2 Oil = average of Platt's prices for 0.2% sulfur No. 2 fuel oil,
    $/B

    No. 6 Oil = average of Platt's prices for 3% sulfur No. 6 fuel oil, $/B

    Prices are calculated on a monthly average based on the low spot prices in the U.S. Gulf Section, Pipeline column of Platt's Oilgram Price Report for RUL and No. 2 oil and the Waterborne column for No. 6 oil.

  On a monthly basis the difference between the Differential and the Guaranteed Differential is calculated. If the Differential is greater than the Guaranteed Differential, then a monthly surplus exists. If the Differential is less than the Guaranteed Differential, a monthly shortfall exists. At the end of a given quarter, the monthly shortfalls and surpluses are netted. If a net shortfall exists, then PACC will receive a discount on crude oil in the succeeding quarter equal to 36.6% (the typical percentage of coker feedstock derived from one barrel of Maya processed through the crude unit) of the net shortfall times the Contract Quantity times the number of days in the quarter (assumed to be 90 days) up to a maximum $30 million in any given quarter. Any excess of this amount will be carried to the next quarter with interest applied. Conversely, if a net surplus exists, then Clark will pay a premium on the crude oil received in the succeeding quarter equal to 36.6% of the net surplus times the Contract Quantity times the number of days in the quarter limited to a maximum of $20 million in any given quarter, subject to PACC having an aggregate shortfall position at the end of the prior quarter. As above, any excess of the $20 million cost will be carried to the next quarter with interest applied. The total premium paid by PACC will not be greater than the aggregate of discounts received in prior quarters plus interest. Interest is applied quarterly at a rate of LIBOR + 1% on the aggregate of discounts received in prior quarters.

  Duration--The PMI Contract has an eight year Differential period. The Differential period commences upon the earlier of (1) Upgrade Project completion, which is defined in the PMI Contract as having achieved mechanical completion, commissioning and processing at a rate of at least 80% of Refinery and coker design capacities for at least thirty consecutive days and (2) July 1, 2001, which date may be extended for reasons of force majeure. If the Upgrade Project has not reached these completion criteria by January 1, 2001, monthly extensions can be purchased. Either PMI or PACC have the right to terminate the PMI Contract after eight years subject to a minimum one-year phase out period.

  Force Majeure--The force majeure clause in the PMI Contract includes as part of the definitions "interruption, decline or shortage of Seller's supply of Maya available for export from Mexico (including, without limitation, shortage due to increased domestic demand)". This clause is standard for PMI oil supply agreements and would presumably allow PMI to invoke force majeure if Mexican refinery demand for Maya increased more rapidly than production. In PGI's knowledge, this aspect of the force majeure clause has not been exercised with other buyers of Maya crude oil. Based on its crude oil supply/demand forecast, PGI does not expect this clause to be invoked during the term of the PMI Contract. PGI does expect relatively constant projected domestic demand for Maya, while large increases in Maya production are planned.

  According to the PMI Contract, any reduction in PACC's Maya supply volume would be in proportion to total reductions in Maya supply to other large quantity Maya customers, or if too few, then to industry. PACC would not be disadvantaged compared to other contract buyers of Maya crude oil.

Pricing Forecast and Effect on PMI Contract

  The PMI Contract was reviewed by PGI utilizing PGI's oil and refined products price forecast. The Differential formula was applied with pricing discounts and premiums applied as appropriate.

  Figure IV-3 illustrates the PGI forecast of the calculated Differential formula compared to the Guaranteed Differential. The Differential formula is designed to be managed quarterly; however, PGI's forecast is made on an annual basis only and therefore the Differential formula was applied annually as well. As can be seen in the figure, a net shortfall situation exists in 2001 and 2002, the first two full years of operation, where PACC receives a discount. After 2002 and onward, the Differential formula moves to a net surplus position. A premium is applied in 2003 through 2006 equal to the aggregate discount received by PACC in 2001 and 2002 plus interest at a rate of LIBOR + 1%. From 2007 forward, PACC is forecast to pay the market price for Maya crude oil since the remainder of the Differential formula period results in a net surplus position.

          [Chart of Figure IV-3 PMI Contract Guaranteed Differential]

  These results are not surprising and confirm that the basic intent of the PMI Contract is only to minimize adverse cycle risk to secure adequate cash flow for debt service obligations. It is not structured as a permanent subsidy for oil purchases. Figure IV-3 confirms that the parties to the PMI Contract have chosen an appropriate level for the margin protection which should not put unfair pressure on PMI over an extended period of time.

  APCI HYDROGEN CONTRACT

  APCI and PACC will enter into a twenty-year take and pay, if delivered contract under which PACC will purchase up to 80 million standard cubic feet per day ("MMSCFD") of hydrogen from APCI, of which 55 MMSCFD will be on a dedicated take and pay basis. APCI will build a new steam methane reformer and two PSA purification units on Refinery property leased from Clark. APCI will also produce steam and electricity for sale to Clark.

  Commencement date of the contract is required to fall between October 6, 2000 and December 6, 2000 (the "Start-up Date"). PGI believes that the Start-up Date is achievable. If the hydrogen supply plant fails to be ready to operate due to APCI acts or omissions on or before December 6, 2000 or prior to December 6 if the PACC Project requires hydrogen due to completion of the PACC Project, APCI will pay liquidated damages of $19,250 per day for each day of delay up to $1,155,000. If PACC is unable to take the hydrogen on or before December 6, 2000 then PACC will pay liquidated damages of $38,500 per day for each day of delay up to $1,155,000. APCI will guarantee that the hydrogen supply will achieve an on-stream factor of at least 98% and will pay liquidated damages up to $1,800,000 if the on-stream factor falls below 98%. If APCI achieves an average on-stream factor greater than 98%, the APCI will be eligible for a bonus of up to $900,000. Penalties or bonus payments due to on-stream reliability will be determined after two complete years of operation.

  The hydrogen price is set from an initial base natural gas price and then adjusted monthly for natural gas price, a labor cost index and the producer price index. The pricing mechanism is market based and is typical for U.S. Gulf Coast hydrogen contracts. The price is consistent with the hydrogen price utilized in the Base Case. PGI believes that the Hydrogen Contract provides hydrogen and utilities at a competitive price and adequate volume to PACC.

  REVIEW OF INTERCOMPANY AGREEMENTS

  There are four Intercompany Agreements between Clark and PACC. These are:

  . Coker Complex Ground Lease And Blanket Easement Agreement--Land lease for site of PACC units and access to common facilities by PACC.

  . Ancillary Equipment Site Lease And Easement Agreement- Lease of Clark owned units.

  . Product Purchase Agreement--Clark purchase of products produced by PACC

  . Services and Supply Agreement--Supply of all required services and utilities by Clark to PACC and fees paid by Clark to PACC for processing Clark crude oil through all PACC owned and leased units

  The intent of the Intercompany Agreements is to transact access, supplies, services and product purchases to reflect arms-length market mechanisms and fair market pricing terms.

  Coker Complex Ground Lease and Blanket Easement Agreement

  ("Ground Lease")

  The Ground Lease provides for the leasing to PACC of land and any improvements located on such property encompassing the sites for the coker, hydrocracker and SRU. Clark also grants easements to PACC for access across the Refinery including ingress, egress, piping, wiring and other purposes as necessary. An additional easement is provided for use of the Refinery dock for unloading crude oil and feedstocks and for loading of products.

  Under the Ground Lease, Clark also grants PACC a license to use various other facilities at the Refinery required for operation of PACC.

  The payment for the Ground Lease is structured as an up-front payment of $25,000 for the initial 30 year term of the lease. Any lease extensions will be based on a fair market rental value as agreed between Clark and PACC or by a value determined according to the defined appraisal procedure contained in the Ground Lease definitions. The Ground Lease can be extended past the initial 30 year term in 5 year increments. At the end of the Ground Lease, any improvements may be dismantled and removed by PACC or, if not removed, shall become the property of Clark.

  Ancillary Equipment Site Lease and Easement Agreement

  ("Ancillary Equipment Lease")

  The Ancillary Equipment Lease is an agreement between Clark and PACC covering PACC's lease of the site where the Ancillary Equipment is located, access to the Clark owned process units. In PGI's opinion, this agreement is critical for PACC to operate in a stand-alone, as well as, the normal mode of operation. The process units and offsites included in the Ancillary Equipment Lease are:

  . Crude/vacuum unit, AVU-146

  .Hydrotreaters, GFU-242, GFU-243, CRU-1344

  The Ancillary Equipment Lease also grants easements to the PACC for required access to the leased facilities.

  Clark is upgrading the crude and vacuum units to increase processing capacity from 232,000 up to 250,000 bpsd. Clark is obligated to substantially complete, at its sole cost, upgrades on or before October 1, 2000. After start-up of the PACC-owned units, PACC will pay to Clark quarterly lease payments of approximately $8 million adjusted for inflation through the lease term. An operating fee determined in accordance with the fixed and variable costs for Clark processing PACC's crude oil through the Ancillary Equipment is due monthly. The quarterly lease fee is based on a capital recovery charge for both existing asset values and the cost of the upgrade. PGI has reviewed the cost of the lease and operating fees and believe they reflect arm's length basis pricing and fair market terms.

  The initial term of the Ancillary Equipment Lease is for a 30 year period. The agreement allows for five 5-year extensions. The rent for any extension period will be based on a fair market rental value as agreed between Clark and PACC or by a value determined according to the defined appraisal procedure contained in the agreement definitions.

  Product Purchase Agreement

  The Product Purchase Agreement ("PPA") provides for the sale to Clark of all the finished and unfinished products produced by PACC. The agreement is a take and pay, if delivered contract and as such obligates Clark to accept and take delivery of all the products that are produced by PACC and delivered to Clark. In the event that Clark cannot take delivery, PACC has the right to sell the products to a third party.

  Products are sold based on market based pricing using industry market indices such as Platt's and Oil Price Information Service ("OPIS"). Intermediate or unfinished products are discounted for quality considerations and both finished and intermediate products have appropriate charges for marketing and terminaling costs when these products are sold to third parties. PGI reviewed the pricing methodology applied in determining the product values and considers it to be industry typical and to reflect arm's length basis pricing and fair market terms. PGI also verified that the product pricing contained in the PPA is consistent with the pricing used in the Base Case projections. All products have required target specifications, delivery points, quantity, measurement, and quality references.

  The contract term is for a 30 year period and therefore extends well beyond the term of the financing. The agreement addresses the required product mix to be produced and states that any changes made must maximize the overall Refinery profitability and cannot maximize Clark's profits at the expense of PACC.

  The PPA is structured to work in conjunction with the Services and Supply Agreement. If any dispute arises regarding the PPA, PACC and Clark are required to meet and resolve the conflict. In the event an agreement is not reached either party may initiate an arbitration proceeding.

  Services and Supply Agreement

  The Services and Supply Agreement ("SSA") incorporates all the services and supplies that Clark provides to PACC including the following: (i) management and supervision of the PACC construction; (ii) supervision, management and maintenance of the required Ancillary Equipment (crude/vacuum and hydrotreaters) needed by PACC to generate on a continuous basis the required product mix as defined in the PPA; and (iii) provision of services, supplies and certain feedstocks to PACC.

  The SSA has a 30 year term and gives PACC the right to terminate the agreement for an event of default that is not remedied by Clark. The agreement provides for Clark arranging for PACC the delivery of Maya and light sour crude oils and other Refinery feedstocks including hydrogen, provides dock, pipeline, and storage services, enables Clark and PACC to arrange for processing of their crude oils and products in the respective PACC and Clark facilities, supplies operations, management, technical, and maintenance personnel, supplies all required utilities, chemicals and catalysts,and fuel, and arranges for all the support services needed to operate PACC in regulatory compliance as well as safely and reliably.

  The SSA also contains provisions addressing the processing rights by Clark for the use of its required capacity in either PACC-owned units or the Ancillary Equipment. The agreement also grants PACC approval rights with respect to annual budgets and operating plans submitted by Clark. These provisions protect PACC's ability to generate revenues and its profitability.

  Each of the services mentioned above are tied to specific schedules that describe the specific service to be provided and address quantity, measurement, applicable pricing, and billing. Both PACC and Clark are obliged to make the required payments that cover the reimbursable costs incurred by the party providing the service and/or supply. PGI reviewed the pricing methodology applied in determining the specific services and/or supply to be provided and consider it to reflect arms-length basis pricing and fair market terms. PGI also verified that the revenues and expenses as a result of these services and supplies are reflected in and consistent with the Base Case.

  The SSA is structured to work in conjunction with the PPA. If any dispute arises regarding the SSA, PACC and Clark are required to meet and resolve the conflict. In the event an agreement is not reached either party may initiate an arbitration proceeding.

  ENGINEERING, PROCUREMENT, AND CONSTRUCTION CONTRACTS

  There are two separate contracts with Foster Wheeler: (i) the Clark EPC Contract between Clark and Foster Wheeler; and (ii) the EPC Contract between PACC and Foster Wheeler. Following is a summary discussing each one.

  Clark EPC Contract

  The renovation and upgrade of the crude unit, vacuum tower and other Ancillary Equipment required to be performed by Clark pursuant to the Ancillary Equipment Lease represents primarily routine turnaround work and will be done by Foster Wheeler under the Clark EPC Contract. Under this contract, Foster Wheeler is paid on a "cost-plus" reimbursable basis rather than a fixed-cost basis. The cost estimate for this work is $92 million. PGI expects completion of this work to occur no later than October 2000. This contract contains retainage, warranty and process guarantee provisions from Foster Wheeler that are customary for reimbursable-cost basis refinery upgrade contracts. This contract will be assigned to PACC as security for Clark's construction obligation under the Ancillary Equipment Lease.

  EPC Contract

  The EPC Contract is a lump sum fixed price basis contract for the engineering, design, procurement, construction, installation, testing and documentation of a new 80,000 bpsd delayed coking unit, a 35,000 bpsd hydrocracker, a 417 LTD sulfur recovery unit and various offsites for a fixed price contract amount of $544 million.

  The EPC Contract in most aspects follows a typical industry standard format that is routinely used for a lump sum fixed price basis agreement. In addition it incorporates substantial terms and conditions pertaining to completion and acceptance (covering performance and reliability) that is more demanding of Foster Wheeler. The engineering, procurement, and construction of the PACC process units (delayed coker, hydrocracker, amine and sour water stripper, and sulfur plant) are on a fixed price basis. The EPC Contract specifically defines the scope, deliverables, responsibilities, obligations, price, and schedule. PGI believes that the EPC Contract will provide the PACC with a well designed facility and a reliable operation. The EPC Contract contains the mechanism required to control the cost and completion dates, and is structured to reduce the risks associated with overruns, schedule delays and integration with the process units outside of PACC that are needed for the continuous operation. It also incorporates the auditing requirements which will be carried out by the IE who will independently monitor construction and certify completion and performance.

  Following are some specific comments pertaining to some of the more critical contract terms and conditions.

 Contractor Responsibilities

  In general terms, the EPC Contract protects PACC's rights, and obligates Foster Wheeler to meet all its obligations and responsibilities in the engineering, procurement, construction, commissioning, and startup of the Upgrade Project. Clark management has provided specifications ("Turnkey Specifications") which Foster Wheeler is contractually obligated to meet in the performance of their responsibilities. The EPC Contract language is very specific and careful in making Foster Wheeler, and solely Foster Wheeler, responsible for all obligations under the EPC Contract including completing construction within a fixed price and project schedule, including all work performed by subcontractors.

  Foster Wheeler non-performance is penalized by rebates and setoffs. These in turn are related to delay and performance liquidated damages caused by delays in mechanical completion or under performance when PACC cannot achieve process design guarantees and reliability criteria defined in a Performance Test. Delay damages amounting up to $70 million and performance damages amounting up to $75 million are specified in the contract. The Performance Test includes both a Capacity Test and a Reliability Test. Performance Test liquidated damages are applicable if and when PACC is not able to operate at design capacity or produce the specified salable products, or achieve the guaranteed plant efficiency. In addition, the Reliability Test requires Foster Wheeler to demonstrate that PACC can achieve minimum daily net margin targets. In the event the daily net margins are not achieved, Foster Wheeler is obligated to make Reliability Test buydown payments. While the EPC Contract does contain a clause allowing the payment of a bonus in the event of early completion, it is only paid upon final acceptance of the Upgrade Project. The contract also subjects Foster Wheeler to a penalty equal to the full amount of the contract, i.e. $544 million in the event of default.

  Scheduled payments will be based on achieving determined engineering, materials procurement, and construction progress. PGI will be required to review the Upgrade Project's progress in relation to expenditures. In addition to delay and performance liquidated damages, the contract requires a 10% letter of credit that serves as a retainage in which PACC is the beneficiary and has, as owner, the right to withhold funds in the event of Foster Wheeler not completing all items as required in the Turnkey Specifications.

 Project Cost and Schedule

  The EPC Contract has terms that address fixed price and firm completion dates. The terms and conditions typically found in EPC fixed price contracts or LSTK arrangements that allow either cost or schedule increases, are included in the EPC Contract. Specifically, changes in laws or regulations, force majeure situations, and change orders are part of the EPC Contract and are drafted in detail. Sufficient site work has been completed at the Refinery to eliminate unknown underground structures risk, which is sometimes an additional cause for change orders, and make this the responsibility of Foster Wheeler.

  PGI believes that the cost estimate as well as the construction schedule are both very realistic and achievable, that the risk allocation is fair and should not result in cost increases or disputes.

 Changes in Laws or Regulations

  In PGI's opinion, changes in laws or regulations should be of little impact since Clark has obtained revised permits needed for PACC construction. Further details on the construction permits are contained in the Environmental Section of this report.

 Force Majeure and Owner Delays

  The force majeure clause is considered typical of those found in EPC contracts, and should not be a cause for construction project overruns or schedule delays. The intent of the EPC Contract is that Foster Wheeler be a qualified contractor (as addressed in the Contractor's Expertise clause) who is experienced in doing similar projects and is familiar with the location where construction is to take place. Language in the force majeure section restricts extraordinary weather related delays by specifying a 30 year history and limits labor problems to industry wide and/or nationwide incidents. PGI believes that Foster Wheeler has taken into account its experience in refinery projects and knowledge of the Port Arthur region, and built in sufficient time for uncontrollable events that may occur during the course of the construction which may have an impact on construction cost and schedule.

  The EPC Contract also addresses owner caused delays which can be the basis for contractor claims. Clark management and Foster Wheeler have organized an experienced team, which in our opinion is critical to having a successful Upgrade Project. Clark management is committing sufficient personnel as needed to undertake the Upgrade Project management and support Foster Wheeler efforts. Based on our meetings with Clark management and Foster Wheeler, we believe that sufficient capable and experienced human resources and planning are (and will be made) available, as needed, to achieve successful completion of the Upgrade Project.

 Change Orders

  Change orders can be a major cause for cost overruns and schedule delays. Change orders can be avoided if specifications are very clear and do not have any undefined scope or responsibilities. As currently drafted,

PACC has the right to approve or disapprove change orders at its option. In PGI's opinion, the EPC Contract includes satisfactory terms to provide a comprehensive and complete technical specification to the contractor and to provide sufficient supervision and controls to minimize the potential for change orders. PGI must approve any individual change order in excess of $500,000 and change orders, in the aggregate, in excess of $5 million.

  Based on the advanced design (over 70% complete as of June 1999), 98% completed procurement, civil construction being almost finalized and the remaining construction time of 16 months, the risk of excessive and expensive change orders is considered minimal.

 Warranties

  The objective of the EPC Contract is to deliver a facility that performs according to design. A facility that is completed on time and within budget but does not perform according to design would be of little value. Sufficient safeguards in the form of warranties and performance guarantees are needed beyond mechanical completion, commissioning, and startup to assure a safe, reliable, and profitable operation. The EPC Contract contains language on mechanical warranties and performance guarantees that cover all defects and deficiencies caused by errors and omissions in engineering and design or otherwise. The warranties vary from one to three years and cover civil and mechanical events. The mechanical warranties vary from one to two years depending on mechanical completion dates and are considered typical for EPC contracts. The guarantees cover plant capacity, efficiency, reliability, and the integration of the PACC Project with the rest of the Refinery. In PGI's opinion, these warranties and guarantees are adequate.

 Performance Tests and Completion Guarantee

  The EPC Contract addresses both delay penalties and performance penalties. Delay penalties cover delays in mechanical completion while performance penalties cover performance at below design conditions.

  Delay damages are triggered if Foster Wheeler does not achieve mechanical completion or Guaranteed Reliability by the Guaranteed Mechanical Completion Date (as defined in the EPC Contract) by January 1, 2001 and if certain other milestones are not met after the PACC Project is mechanically complete. The cap of $70 million for delay damages is sufficient to cover non-capitalized debt service payments through December 31, 2001.

  The EPC Contract incorporates performance tests that confirm PACC's capability to process the required amount of feedstocks, produce the design product yields and specifications, and consume the energy (fuel and electricity), and utilities, as specified in the operating assumptions of the Base Case economic model. Foster Wheeler guarantees completion and has to pass a sixty-day extended period test that will reflect the various unit capacities to achieve operation at process design conditions. Each unit must operate smoothly in a safe and efficient mode and in environmental compliance for extended periods that demonstrate its reliability over the long term. Tables IV-3 through IV-7, Performance Test Standards, show how the performance is validated. If the Performance Test fails to achieve the Guaranteed Reliability (as defined in the EPC Contract), Foster Wheeler is subject to loan buydown payments, for up to $75 million. This buydown amount is considered by PGI to be adequate to cover the majority of foreseeable risks.

  In addition, Foster Wheeler is exposed to 100% of the EPC Contract amount until PACC achieves Substantial Reliability which is defined as 95% of the Guaranteed Reliability as defined in the EPC Contract.

  PGI believes that the definition, configuration and duration of the agreed performance and reliability test are suitable to demonstrate that PACC will be able to achieve the operating rates and efficiencies assumed in the Base Case and that these tests and other rights that PACC has under the EPC Contract represent an appropriate completion risk mitigation.

 Independent Engineer

  The EPC Contract includes provisions which address the role of an IE. The IE participates in reviewing the procedures and practices followed in the engineering, procurement, and construction phases of the Upgrade Project. Although the IE does not perform or participate in any process simulations, equipment specifications, mechanical drawings, piping and instrument diagrams, civil and structural design, fabrication, and construction activities, the IE provides an opinion on whether the engineering and construction is following standard industry practices, required implementation policies exist, an experienced and qualified management team is in place, sufficient checks and balances exist, and that any specific requirements are in place. The IE is also responsible for certifying that the required steps are being taken by the management team to assure that the Upgrade Project is being designed and built in accordance with the required standards and within the allotted budget and schedule. In the event that any problems are detected, the IE is responsible for bringing these to the attention of the Financing Parties as well as PACC management.

 Construction Monitoring

  While it is PACC's responsibility to review and certify that each EPC Contract invoice is valid and is due, the IE will monitor the construction progress (by reviewing periodic progress reports and making routine visits to the construction site) and will certify to the disbursement agent that construction funds can be released.

  The IE will check that the necessary procedures are in place to assure that PACC will not approve any payments without carrying out the necessary approval process. The EPC Contract provides the IE with the right to spot check any payments and ascertain whether the payments being made correlate with the construction progress being reported (and observed based on field inspection).

  The IE will also certify PACC's acceptance of mechanical completion after carrying out the required due diligence review.

                                   TABLE IV-3
                           PERFORMANCE TEST STANDARDS

Purpose: The Performance Test measures the ability of PACC facilities to generate cash flow, adequate to service its Senior Debt outstanding, using the assumptions for average market prices of products and feedstocks, and average unit prices for utilities contained in the Base Case for years 2001 through 2011. The Performance Test is intended to demonstrate that the PACC facilities can operate in conjunction with the Clark facilities at the forecasted throughput, yield and operating efficiency without any effects of changes in the market prices of, or price relationships between, feedstocks and refined products.

  GENERAL TEST PARAMETERS

  1. The Performance Test will consist of a Capacity Test and a Reliability Test to be conducted following Mechanical Completion and Commissioning. All General Test Parameters will apply to both the Capacity Test and Reliability Test.

  2. The candidate crude oils charged to crude unit AVU-146 will be from the list in Table IV-4 and actual crude oils as agreed to between PACC, Foster Wheeler USA Corporation, and the Independent Engineer during all test runs. The volume mix of crudes shall be approximately 80% from the heavy category and 20% from the light sour category.

  3. All products produced and sold to Clark during the Performance Test shall meet the specifications set forth in the Process Technical Specifications set forth in Schedule 1.7 in the Turnkey Specifications. To the extent the products actually produced deviate from the product specification, the price shall be adjusted to reflect the values for the processing or sale of such products by PACC or Clark R&M as approved by the IE.

  4. During the Performance Test, the Guaranteed Emission and Effluent Limits shown in Table IV-5 shall not be exceeded on a ratable basis.

  5. During the test period, only one component of spared equipment will be utilized at any time where redundant components (pumps, compressors, etc.) are installed. This does not preclude switching among components of spared equipment during the test period.

  6. For purposes of measuring the consumption of each feedstock and utility, and production of products for calculation of Daily Net Margin, Clark and PACC will use the measurement systems and equipment that are utilized for accounting purposes. Meters shall be installed for measurement of the main feeds, products and utilities between Clark and PACC. Calibration of such meters will be carried out prior to the commencement of the Performance Test.

  7. Details of the yield accounting approach including measurement tolerances, analytical procedures, scheduling and reporting during the Performance Test will be developed between PACC and Foster Wheeler personnel and the IE before the commencement of the test.

  8. PACC and Foster Wheeler may from time to time request modifications to any of the procedures of the Performance Test. Such modifications will become effective upon the consent of the IE, which consent shall not be unreasonably withheld or delayed.

  CAPACITY TEST

  9. During a continuous 72-hour period, which can be during the Reliability Test or at another time, the PACC units will be operated at or within the conditions identified in the process unit performance guarantees included as attachments to Schedule 5.3 of the EPC Contract. The capacity test will demonstrate that PACC can achieve design capacity and efficiency. The summary table below shows some of the major capacity test parameters.

  CAPACITY TEST PARAMETERS

     DELAYED COKER
       Charge Rate                       80,000 B/D           minimum
       Total Liquid Product (C5+) yield  58.9 wt%             minimum
       Coke Drum Cycle                   18 Hours             maximum
     HYDROCRACKER
       Charge Rate                       35,000 B/D           minimum
       Total Liquid Product (C5+) yield  111.2 LV%            minimum
       Hydrogen Makeup                   2,152 SCF/BBL Feed   maximum
        (Chemical)
     SULFUR RECOVERY UNIT
       Recovered Sulfur                  417 LT/Day           minimum
       Sulfur Recovery Efficiency        99.80%               minimum
       Incinerator Effluent              250 ppm vol SO2(/1/) maximum

    --------
    (1) Dry and 0% excess air basis

  9.1 Crude unit AVU-146 will be operated by Clark at a nominal 250,000 bpsd during the Capacity Test to provide adequate vacuum bottoms feedstock for the delayed coking unit (DCU 843).

  9.2 The delayed coker feedstock will be vacuum resid. The hydrocracker feedstock will be mixed coker gas oil, light cycle oil, and vacuum gas oil.

  RELIABILITY TEST

  10. Crude Unit AVU-146 will be operated for 60 consecutive days at a crude oil charge rate of not less than an average of 245,000 B/D to provide feedstocks for the Project units. The coker will be operated during the same period at an average charge rate of not less than 76,340 B/D of vacuum resid feedstocks. There will be no limitation on the amount of feedstock processed in Crude Unit AVU-146 and vacuum resid feedstock sent to the coker subject to physical limitations of the Crude Unit AVU-146 and safety considerations. The hydrocracker will be operated during the same period at an average charge rate of not less than 33,250 B/D of mixed coker gas oil, light cycle oil and VGO feedstocks.

  11. The Guaranteed Reliability of the Project will be determined by the achievement of 100% of the Daily Net Margin of $904,500 as described below. The Project can achieve Substantial Completion by achieving at least a Daily Net Margin of $859,200 and by Foster Wheeler paying Reliability Test Buydown Payments according to the schedule in Table IV-6.

    The "Daily Net Margin" generated during a Performance Test is calculated as follows: (i) the sum of Product Values (as defined below) for each product produced during the Performance Test minus the sum of the Feedstock Values (as defined below) minus Variable Costs (as defined below) divided by (ii) the number of days in such Performance Test. The Daily Net Margin calculation shown in Table IV-3 in Schedule 5.3 of the EPC Contract is based on an 80/20 Maya/Arab Light crude slate; any alternate Light Sour crude oil will affect product yields and utility consumption. It is not anticipated that changes in the Light Sour crude selection will have a material impact on the Daily Net Margin. However, any change in crude selection and the corresponding Daily Net Margin calculation will be subject to review and agreement by PACC, Foster Wheeler, and the IE.

    As used in Daily Net Margin, the following terms have the following meanings:

    "Product Value" means, for any product produced in a Performance Test,
       (i) the volume or other measure of such product produced during such Performance Test multiplied by (ii) the Dollar Value (as defined below) of such product.

    "Feedstock Value" means, for any feedstock consumed in a Performance
       Test, (i) the volume or other measure of such feedstock consumed during such Performance Test multiplied by (ii) the Dollar Value of such feedstock.

    "Dollar Value" of any product or feedstock means the value therefore as set forth in the Base Case and as listed in Table IV-7 or, if there is no value set forth in Table IV-7 for such product or feedstock, as the case may be, a value determined by PACC, with the written approval of the IE, on a basis consistent with the methodology used to determine the prices of similar products or feedstocks, as the case may be, set forth in the Base Case, adjusted to reflect any differences in quality and transportation costs.

    "Variable Costs" means the total of utilities consumed (or produced) multiplied by the unit price of each utility as specified by the Services and Supply Agreement assuming base fuel and electricity costs of $2.307/MMBTU and $.032/KWH, respectively. The consumption basis for each utility is outlined in the Heavy Oil Project Guarantee Basis in Schedule 5.3 of the EPC Contract.

                                   TABLE IV-4
                              APPROVED CRUDE OILS

               LIGHT SOUR       HEAVY
               ----------       -----
               Arab Light       Maya
               Basrah Light(*)
               Kirkuk(*)
               Kuwait(*)
               Olmeca(*)
               Oriente(*)
               Poseidon(*)
               Mars(*)
               Urals(*)
               Vasconia(*)

(*) These crudes are candidates for use subject to selection of the most likely crude to be run by PACC and Clark and a process design check to be performed by Foster Wheeler after such crude is selected by PACC and Clark.

                                   TABLE IV-5
                        MAXIMUM ALLOWABLE AIR EMISSIONS

                                                   TOTAL EMISSIONS T/YR
                                           -------------------------------------
      Unit                                  VOC   NOX     CO    S02    PM   H2S
      ----                                 ----- ------ ------ ------ ----- ----
      HCU 942............................. 32.56  51.16  39.01   8.63  8.95 0.00
      DCU 843............................. 34.52 189.22  90.39  30.83 22.35 0.00
      SRU 545.............................  5.37  10.51  29.35 387.21  0.66 0.18
      Auxillary C.T., Flare, Etc.......... 17.20   0.26   9.21   0.04  0.00 0.00
                                           ----- ------ ------ ------ ----- ----
      TOTALS.............................. 89.65 251.15 167.96 426.71 31.96 0.18

Note: The maximum allowable air emissions are subject to revisions based on final design specifications and operating performance of the PACC-owned units.

                                   TABLE IV-6
                       RELIABILITY TEST BUYDOWN PAYMENTS

                                LIQUIDATED DAMAGES SCHEDULE
               ---------------------------------------------------------------
               Net Daily Margin                                        Buydown
                   (M$/Day)                                             (MM$)
               ----------------                                        -------
                    904.50                                               0.00
                    899.50                                               8.28
                    894.50                                              16.56
                    889.50                                              24.84
                    884.50                                              33.11
                    879.50                                              41.39
                    874.50                                              49.67
                    869.50                                              57.95
                    864.50                                              66.23
                    859.50                                              74.51
                    859.20                                              75.00

Buydown (MM$) = 1.6557 MM$ / 1.0 M$ (Net Daily Margin Impairment).

Note: The Net Daily Margin guarantee basis will be updated to reflect the final utility volume design data. The Buydown amount of 1.6557 MM$ / 1.0 M$ (Net Daily Margin Impairment) will not change with this update.

                                   TABLE IV-7
                   PRICING--PURVIN & GERTZ 2001-2011 AVERAGE

                     Pricing--
               Purvin & Gertz 2001-
                   2011 Average
               --------------------
             Fuel                 $2.31 /MMBTU
             Reg UL 87           $23.13 $/bbl
             Prem UL 93          $25.04 $/bbl
             Penhex Sales        $18.74 $/bbl
             Propylene           $22.51 $/bbl
             Propane             $14.98 $/bbl
             N-Butane Sales      $16.27 $/bbl
             Isobutane           $18.29 $/bbl
             Butylene            $18.58 $/bbl
             BB Mix              $18.58 $/bbl
             Naphtha Purchase    $21.63 $/bbl
             Kero                $23.13 $/bbl
             Jet 54              $23.13 $/bbl
             LS Dies             $22.66 $/bbl
             HS Dies             $22.00 $/bbl
             LS VGO              $20.86 $/bbl
             HS VGO              $19.39 $/bbl
             #6 Fuel             $11.72 $/bbl
             Coke                 $0.00 $/FOEB
             Hydrogen             $1.31 /MSCF
             Power                  3.2 cents/kwH
             CW m/u                  10 c/gal
             Sulfur              $41.00 $/LT
             Coker Naphtha       $19.07 $/bbl
             Coker LGO           $19.90 $/bbl
             Hydrocracker Light
              Naphtha            $18.11 $/bbl
             Hydrocracker Heavy
              Naphtha            $23.29 $/bbl
             Hydrocracker Jet    $22.71 $/bbl
             Coker VTB            $4.05 $/bbl
             Vacuum Gas Oil      $18.55 $/bbl
             FCC Light Cycle
              Oil                $19.48 $/bbl
             650# Steam           $3.80 $/mlb
             125# Steam           $3.59 $/mlb

ENVIRONMENTAL REVIEW

  ENVIRONMENTAL PERMITS AND COMPLIANCE

  The Refinery is located in Jefferson County, Texas and falls under the Environmental Protection Agency ("EPA") Region VI, and under Region X of the Texas Natural Resources Conservation Commission ("TNRCC"). Jefferson County is classified by the EPA as an ozone non-attainment area. The county was a serious ozone non-attainment area and was reclassified to a moderate ozone non-attainment area on June 3, 1996.

  The past relationship (under both Gulf and Chevron ownership) as well as the current relationship between Clark and the federal and state environmental regulators, is satisfactory. As evidenced by correspondence between Clark and the agency, good lines of communication are open between Clark and the regulators and this relationship has facilitated frank and cooperative discussion on items pertaining to permits and compliance.

  The EPA carried out a multimedia (air, water, solid/hazardous waste) inspection in April 1997 which indicated that Clark was essentially in compliance. Only two deficiencies were identified; Clark has since corrected these items to EPA's satisfaction. The most recent TNRCC inspection conducted in 1998 reported the refinery to be essentially in compliance.

  FLEXIBLE AIR PERMIT ALTERATION AND SEPARATION

  Clark holds five conventional TNRCC permits and one umbrella or bubble type flexible air permit. Clark is currently covering most of the Refinery operations under the flexible air emissions permit (Permit Nos. 6825A and PSD-TX-49). This air permit is in lieu of the traditional single source permits and incorporates all of the existing air emissions sources under one umbrella permit. The flexible air permit establishes 10 individual maximum allowable emission rates (VOC, NOx, SO2, CO, PM, H2S, HF, NH3, Benzene, and MTBE) and defined individual limitations (which includes control of fugitive emissions, opacity, operation of SRUs, visible emissions from heaters and boilers, and continuous emission monitoring systems, amongst others). The flexible permit requires Clark to make certain investments beginning in 1994 and ending in 2004, that will ultimately reduce the total air emissions by installing best available control technology ("BACT") on all grandfathered equipment. In return, Clark was granted a permit that does not specify emission limits on each source but instead provides an overall plant limit for each of the ten pollutants mentioned above. The starting time was determined by Chevron's/Clark's promise to pursue a flexible permit in 1994. The permit was approved in 1996. PGI reviewed Clark's 1998 emissions summary which reported all individual emission caps to be below the maximum allowable limits. Clark is required to make this demonstration to the TNRCC every quarter, until continuous emission monitoring equipment is installed that will allow this demonstration on a real time basis. In view of the reported emissions documentation and conversations with Clark and the TNRCC, it is apparent that emissions are routinely within permissible limits.

  Clark's 10 year flexible permit capital investment requirements (1994-2004) includes the addition of low NOx burners, a vapor recovery system at the docks, fugitive emissions control and monitoring, continuous emissions monitoring equipment, and process revisions needed to lower the SOx emissions in the FCCU flue gas. FCCU emissions reductions will be accomplished by lowering the sulfur content in the FCCU feedstock to 0.3wt%. Clark is targeting to have all items completed by 2002. The estimated total investment plan is approximately $33 million to achieve all the items.

  PGI reviewed documentation provided by Clark that evidences the permits under the TNRCC jurisdiction that changed ownership in April 1995 after Clark acquired the Refinery from Chevron USA, Inc. and Chevron Pipe Line Co. In December 1996, the existing permits were captured under a single permit referred to as the original Flexible Permit.

  The Flexible Permit was amended on August 31, 1998 to allow Clark to undertake the Project. On March 9, 1999 a request was made by Clark to the Office of Air Quality of the TNRCC for permit alteration and separation of Flexible Permit 6825 A. On March 18, 1999, an additional request was made to TNRCC to once again alter the Flexible Permit and in addition amend Permit 2303 A. These requests will have the net result of separating PACC from the Flexible Permit and incorporate the emissions from PACC to Permit 2303 A. This existing permit covers emissions from four crude oil storage tanks (of which two will be used as coker feed storage tanks) which are located in the general vicinity of the PACC site. Permit 2303A will have emissions capped by individual source rather than the flexible concept. The TNRCC notified Clark on April 29, 1999 that the amendment to Permit 2303A and the alteration to Permit 6825A had been approved. Subsequently, on May 12, 1999 Clark requested TNRCC to change the ownership of Permit 2303 A from Clark to PACC. On May 28, 1999 the TNRCC approved the change of ownership. This permit gives PACC the right to construct and operate the Coker Complex. Both permits remain under TNRCC account ID No. JE-0042-B. The TNRCC considers this reasonable since Port Arthur is functionally one emissions site.

  The revised original Flexible Permit approved by TNRCC requires that construction of the Upgrade Project begin no later than February 2000. This condition has already been satisfied since construction has already begun. The revised Flexible Permit would require a permit modification to continue to operate the existing coker units once the new coker becomes operational.

  In addition to the existing permits, on July 9, 1999, the TNRCC issued to PACC standby permits (Permit Nos. 6825Z and PSD-TX-49Z) that would replace the existing Clark Flexible Permit and become effective upon notice by PACC to the TNRCC. These permits are subject to the same special conditions contained in the existing Clark permits and would allow PACC to operate the Clark Ancillary Equipment required to support the Coker Complex operation.

  WASTEWATER AND, SOLID AND HAZARDOUS WASTES

  The current operation treats all Refinery process wastewater prior to its discharge into the Neches river via the Refinery joint outfall canal. Chevron, prior to selling the Refinery to Clark, installed a new wastewater treatment plant that treats all Refinery wastewater and the wastewater produced at the Chevron petrochemical plants. The treatment plant is considered a state of the art facility and incorporates various stages of treatment prior to the wastewater being discharged. Current wastewater discharge parameters are routinely below the TNRCC and EPA limits. Clark provided documentation which shows the Refinery to be in compliance at percentage rates better than the industry average.

  Solid and hazardous wastes are handled, stored, and transported according to the required RCRA regulations and do evidence any material non-compliance issues. PGI reviewed a RCRA compliance inspection report done in conjunction with the multimedia inspection which shows Clark to be essentially in compliance.

  EXISTING SITE CONTAMINATION

  The Refinery site was determined to be contaminated prior to Clark's purchase from Chevron. Black & Veatch, an engineering and environmental consultant, was retained (November 1994) by Clark to ascertain the pre-existing contamination of the entire refinery complex. As a condition of the fuels refinery sale by Chevron to Clark, Chevron retained the environmental liability for the pre-existing site contamination with exception to those areas classified as excluded areas which include the areas immediately under and within 100 feet of the prime fuels operating units (crude unit, FCC, reformer, alky, etc.) The ground areas that will be leased by PACC have potential soil and underground water contamination; however, this contamination remains a Clark liability. The area in which the existing Clark fuels refinery is located represents approximately 3% of the total Refinery facilities area. The areas occupied by the tank farm and Chevron's petrochemical plants are also potentially contaminated and remain under Chevron's responsibility.

  Environmental impact studies performed by Clark's environmental consultants, Black & Veatch, reportedly indicate minimum risk to the surrounding surface and underground water bodies that are considered as potable drinking water sources. The underlying geology at the site shows Beaumont clay at an average depth of 30 feet which has a low permeability and tends to impede the downward flow of groundwater. In PGI's experience it is common for remediation not to be immediately mandated in circumstances where no potable water sources are endangered. A previous report (November 1994) by Black & Veatch also indicates that ground water remediation will not be performed for individual areas of the Refinery, but for the Refinery as a whole.

  For those areas outside of Clark's boundaries, Chevron agreed with the environmental authorities on a site remediation plan, and today, site remediation in areas under Chevron's responsibility is in progress. The intent is that the remediation work will continue until the site has reached the negotiated conditions.

  The area that will contain the major PACC units, namely the coker and the hydrocracker, has potential soil and underground water contamination. Chevron has agreed to pay Clark an agreed settlement amount, based on forecast cleanup costs (of any remediation of soil located above the groundwater table), of approximately $1.4 million in order for Clark to assume this potential liability. Black & Veatch calculated a cleanup cost estimate of $1 million for capital costs and $0.8 million for operating costs (based on insitu stabilization of the soil). Black & Veatch indicated that the settlement amount would be sufficient for the level of remediation (if remediation were mandated). As Clark retains all environmental liabilities under the Coker Complex Ground Lease and Ancillary Equipment Lease for existing site contamination, PACC is protected against any environmental exposure with respect to existing conditions.

  EFFECT OF PROPOSED GASOLINE SULFUR SPECIFICATIONS

  Future gasoline specifications beyond the Complex model have been issued by the EPA and are referred to as Tier 2. There is currently a debate between the automobile manufacturers and the refining industry concerning proposed levels of sulfur in gasoline. The automobile manufacturers association argue that further improvements to the catalytic converter requires a lower sulfur gasoline fuel as sulfur is a temporary catalyst poison. The proposed specifications are an annual average sulfur concentration of 30 parts per million ("ppm") with a per gallon maximum of 80 ppm. To achieve these specifications, refiners will be required to make capital expenditures to construct additional processing units to treat gasoline type streams. New specifications will likely be decided in 1999 with new requirements going into effect in 2004.

  As the low sulfur specifications are currently in the proposal stage and no new regulations have been passed at this time, most refiners including Clark do not have definitive plans to construct the additional equipment necessary to meet the proposed specifications. With the new PACC hydrocracker and the existing VGO Hydrotreater (GFU244), Clark will likely only require additional hydrotreating on the FCCU gasoline and light straight run streams. Clark and PGI expect this capital expenditure to be no more than $50 million through the use of idle equipment currently located at the Refinery. Based on Clark's past commitment to meet the regulations at the Refinery, it is reasonable to expect that Clark will spend the capital necessary to meet the new proposed specifications.

  MTBE

  Recent concerns regarding groundwater contamination by MTBE in California have prompted a panel of the Environmental Protection Agency to recommend that Congress enact a ban on MTBE usage. In addition, the governor of California has signed an executive order regarding the phasing out of MTBE usage over the next few years. In the past the refinery has produced reformulated gasoline (RFG) using MTBE produced through a tolling agreement with Huntsman Chemical. Although the refinery will continue to have the capability to produce RFG containing MTBE, PACC does not plan to produce MTBE. If a ban on MTBE usage were to spread throughout the U.S., including Clark's market area, the Refinery would be prohibited from utilizing MTBE in its gasoline blends. Such an occurrence would generally affect all refiners more or less equally. PGI believes that a ban on MTBE usage would not have a material effect on PACC's operations and cash flow or the competitiveness of the Refinery.

COMPETITIVENESS OF REFINERY

  Purvin & Gertz utilizes a proprietary methodology to predict the relative net margin of a refinery of a given configuration compared to other refineries with different configurations. The index, termed processing power index or PPI, is based on the conversion capability of the refinery, the hydrogen uptake per barrel of crude oil processed, and relative size. The PPI is based on seven different standard index USGC refineries with varying degrees of complexity and types of crude oil processed. The refinery configurations include both cracking and coking modes of operations processing sweet and sour crude slates in various combinations. Calculation of the PPI assumes that the refinery operator is prudent in all matters regarding operating costs, maintenance practices, safety and environmental compliance. Based on our analysis, the Refinery will move into the top five refineries on the US Gulf Coast based on PPI. In comparison, the Refinery ranks number seventeen per the PPI in the pre-expansion mode. The graph below illustrates where the refinery is today and post-project.



    [Chart of Figure IV-4 Relative Margin Indicator for 29 USGC Refineries]

                               V. ECONOMIC MODEL

GENERAL

  Clark management developed and provided to PGI an economic model to simulate economics for PACC. PGI examined the model and confirmed the assumptions and calculations by performing an independent review. PGI considers the economic model to be an accurate representation of the projected revenues, expenses, and net cash flows generated by PACC.

  The objective of the economic model is to analyze the expected revenue, net income, and DSCR's. PGI verified the feedstocks consumption, products yields, operating costs, processing fees, utility/environmental fees, marketing fees, maintenance turnaround charges, and capital (initial and sustaining) expenditures based on documents provided by Clark. Our evaluation did not include verification of financing assumptions, depreciation, reserve fund requirements, or taxes (corporate, sales, state, municipal, etc.) that were assumed by Clark and are incorporated into the economic model. Depreciation is calculated on a 30 year straight line method for book basis and 10 year double declining balance method for tax purposes. Cash income taxes are assumed to be at a rate of 35%.

  The economic model calculates, on a semi-annual basis, the expected PACC revenues, project expenses and DSCR beginning November 1, 2000 and ending in 2015. For the purposes of this report the results from the economic model are reported on a yearly basis. The model incorporates the PGI price forecast adjusted from a basis of 2% inflation reduced to 1%. A 1% inflation basis increases conservatism in estimating the debt service coverage ratios. The basis for the PGI price forecast is discussed in detail in the separate "Crude Oil and Refined Product Market Forecast".

  PACC consists of the delayed coker, hydrocracker, sulfur plant and certain offsites. PACC is integrated with the existing operations at the Refinery and its economics are based on the sale of intermediate and finished product streams at market rates to Clark. In addition to finished and intermediate product sales, PACC incurs lease and operating fees related to the leasing and operating costs incurred by the upgrading of PACC intermediate products in PACC owned and leased units and receives processing fees from Clark for the processing of Clark intermediate products in the PACC owned and leased units.

  Finished product and intermediates pricing are based on widely accepted market publications such as Platt's with quality discounts or premiums applied where applicable. All pricing is established at the Refinery gate by applying appropriate transportation costs and fees to the US Gulf Coast basis.

CAPITALIZATION OF PACC

  PACC's capital costs, operating cash deficiencies during construction and financing expenses (including interest during construction) are to be funded through a $135 million equity contribution and the issuance of bank term debt ($325 million) and capital markets debt ($255 million). The bank term debt has a final maturity of 7.5 and 8 years with a prepayment mechanism allowing for 75% of the excess cash flow to prepay outstanding bank term debt. The remaining 25% of free cash flow is available to fund the debt service reserve account and thereafter for dividends subject to certain restrictions. The capital markets debt will consist of $255 million with a term of 9.3 years and an average life of approximately 7.0 years. Semi-annual interest payments are capitalized through the construction period to March 1, 2001 with cash interest payments beginning in July 2001 and scheduled principal amortization beginning in January 2002.

  A $75 million working capital facility will be established to provide letters of credit for non-Maya crude oil purchases and to provide "compensating collateral" under the PMI Contract. A $150 million Guaranty Insurance Policy will be issued by Winterthur International Insurance Company Limited, an "AA-" rated insurance company, in lieu of a traditional working capital facility for letters of credit for all PACC Maya crude oil purchases. Premiums are paid annually in advance beginning at financial close.

  In lieu of an initial debt service reserve account being funded by PACC (equal to six months of interest and principal amortization payments), a Debt Service Reserve Insurance Guarantee ("DSRIG") is to be provided by Winterthur. Premiums on the DSRIG will be paid annually in advance beginning at financial close. The DSRIG is reduced over time and replaced with a debt service reserve account that will be funded initially with the residual excess cash flow generated by PACC after prepayment of bank debt. New PACC equity of $135 million (19% of total sources of funds) is to be contributed by Blackstone Capital Partners III L.P. (90%) and Occidental Petroleum (10%).

  A PMI surplus reserve account ("PMI Account") will be established to retain funds in an amount equal to the net quarterly surpluses that will have accrued pursuant to the Differential formula up to a maximum amount of $75 million, which will be automatically reduced to $50 million upon repayment in full of all bank term debt. This reserve will be adequate to provide liquidity to PACC in case of reduced cash flows because of a delay in discounting Maya until all prior surpluses have been fully used. The combination of a fully-funded PMI Account and the debt service reserve account will provide PACC with liquidity up to 1.25 years of debt service.

  At financial close, PACC, with PGI's certification, will reimburse Clark for all PACC related capital outlays incurred since Upgrade Project inception (a projected total of approximately $139 million though July 31, 1999). PACC will also pay Clark $2.2 million for transfer of value items including the PMI Contract and other items.

REVENUES

  PACC generates revenues from processing approximately 200,000 bpsd of crude oil (80% Maya and 20% light sour), selling products to Clark (mainly LPG, diesel, intermediates, coke, and sulfur) and receiving fees from Clark for processing Clark feedstocks (approximately 50,000 bpsd of crude oil). The salable products are based on the material balance yields used as the basis in the economic model which incorporates yields guaranteed by Foster Wheeler as part of the Performance Test. The prices received for the products sold are based on the PGI market price forecast. As indicated in prior sections of this report, the prices are adjusted from market prices for quality and freight for price realization at the refinery gate.

  Since feedstocks and products purchased and sold by PACC are handled by Clark, a per barrel fee component is charged to PACC. The rates used in the financial model and listed in the table below are representative of typical handling fees charged by third-party entities.

                                   TABLE V-1
                                 HANDLING FEES

            Finished Product.................. $0.021/bbl
            LPG's & Intermediates*............ $0.042/bbl
            Crude............................. $0.030/bbl
            Coke.............................. $0.010/bbl

                  --------
                  * Fee will only be charged if
                    intermediate is sold to a 3rd party

                   Sales to a 3rd party will occur during a turnaround or during abnormal operation

FEEDSTOCKS TO PACC

  Feedstocks purchased by PACC consist of Maya crude oil purchased under the PMI Contract from PMI and a light sour crude oil purchased on the spot market. To allow processing of the Maya crude oil at the Refinery, a volume of light sour crude oil (the model assumes Arab Light) equal to approximately 20% by volume of the total crude oil processed is required. The crude oil will be fed to the crude/vacuum unit that is being leased by PACC and PACC will pay a lease fee to Clark for utilizing 100% of the crude unit. In addition to crude oil purchased by PACC, Clark has the right to process additional crude oil purchased by them through crude/vacuum units. In such case, a processing fee will be paid by Clark to PACC for such processing. Products from the crude/vacuum unit will be split according to the respective percentages of PACC and Clark crude oil processed (approximately 80% PACC and 20% Clark). In addition to the crude oil liquid feedstocks, PACC will purchase hydrogen needed for the hydrocracker from APCI at a price of 1.8648 times fuel value plus a fixed fee.

  Residue from the vacuum unit will be fed to the new delayed coker. As mentioned, the proportion of residue fed to the coker is equal to the percentage of PACC crude processed through the crude/vacuum units. Light products from the delayed coker will be sold back to Clark at market reference prices.

  Coker heavy gas oil will be fed to the hydrocracker along with light cycle oil from Clark and VGO from the crude/vacuum unit. Products from the hydrocracker are sold to Clark at market reference prices.

  The sulfur plant will process acid gas only from PACC units and have the capability to process minor amounts of acid gas from the Clark units, if necessary.

YIELDS FROM PACC

  Product yields and quality estimates from PACC have been made by Clark and Foster Wheeler. The yields are based on information provided by each of the process licensors. Coker yields are based on Foster Wheeler's extensive experience with designing and constructing delayed cokers worldwide. The hydrocracker yields are based on pilot plant testing performed by Chevron on feedstock similar to that used in PACC. The assumed product yields and qualities are reasonable and consistent with expectations for such refinery units. The Base Case projections are those yields which have been guaranteed by Foster Wheeler as part of the performance test in the EPC contract. These yields represent 97% of design yields for the coker and 95% of design yields for the hydrocracker.

  Beginning on December 15, 2000, revenues for PACC are initiated with a 80% onstream operation assumed for a 45 day period. Following the 45 day start-up period, the remainder of 2001 is assumed to operate at 95% of normal operating rates. Normal operation is assumed to begin in 2002.

OPERATING COSTS AND SUSTAINING CAPITAL

  Clark has prepared detailed estimates of the variable and fixed operating costs for the PACC units (coker, hydrocracker, sulfur plant). These estimates are the basis of the Services and Supply Agreement. Variable costs are those items that vary with throughput which include fuel, electricity, steam, other utilities, and chemicals consumed in daily operations. PACC's variable cost estimate has been developed from detailed utilities estimates prepared by Foster Wheeler and associated sub-contractors. The current estimate for variable costs, which are predominantly expenditures for fuel and electricity, is approximately $0.38/BBL or about $28 million per year. Variable costs are priced as follows:

  . Fuel (total consumed)--Calculated based on the fuel gas price forecast.

  . Steam (included in the fuel expense line item)--Based on the incremental cost of steam from APCI with prices indexed to the fuel gas price forecast.

  . Electricity--Based on the incremental cost of electricity from APCI and other third party providers with price indexed to the fuel gas price forecast.

  . Other--Includes water, nitrogen, and other miscellaneous services.

  Fixed costs are expenditures that are unaffected by varying throughput and include items like administration, process labor, maintenance, taxes, insurance, and overheads. Clark also includes catalyst and chemicals in fixed costs to coincide with their accounting conventions. Catalyst and chemicals are assumed to be purchased as needed and are amortized over the useful life. Initial supplies of catalyst and chemicals are included as start up costs. Labor expenses include both operations and maintenance and are estimated to be $10 million per year. In 2001, expenses include an additional $1.5 million for new unit troubleshooting. Expenses are inflated at 2% per year. Details of direct and indirect labor are as follows:

                                   TABLE V-2
                                 LABOR EXPENSES

                                                          Million $ Per Year
                                                       ------------------------
                           PACC    Clark R&M   Total
                         Employees Employees Employees Base  OT  Benefits Total
                         --------- --------- --------- ---- ---- -------- -----
Coker...................     27        15        42    $2.1 $0.3   $1.0   $3.4
Hydrocracker............      9       --          9     0.5  0.1    0.2    0.8
Acct/Admin..............      1         2         3     0.1  --     0.1    0.2
Sulfur Unit.............      6       --          6     0.3  --     0.1    0.4
SWS/Amine Unit..........      4       --          4     0.2  --     0.1    0.3
                            ---       ---       ---    ---- ----   ----   ----
  Subtotal..............     47        17        64    $3.2 $0.4   $1.5   $5.1
Maintenance.............               36        36    $1.8 $0.3   $0.8   $2.9
Unit/Maintenance
 Supervision
Operations..............    --         12        12    $0.8 $--    $0.3   $1.1
Maintenance.............    --          4         4     0.3  --     0.1    0.4
                            ---       ---       ---    ---- ----   ----   ----
  Subtotal..............    --         16        16    $1.1 $--    $0.4   $1.5
Clerical................    --          6         6    $0.2 $--    $0.1   $0.3
                            ---       ---       ---    ---- ----   ----   ----
  Totals................     47        75       122    $6.3 $0.7   $2.8   $9.8

  Repairs and maintenance includes both materials and contract labor. The repairs and maintenance costs of the new coker, hydrocracker, and sulfur plant are based on industry averages for similar units and are estimated to be approximately $5 million after the first year of operation inflated at 2% thereafter. In year 2001, an additional expense of $2.5 million is assumed for troubleshooting. Total repairs and maintenance as an average percentage of unit replacement cost over 15 years including maintenance labor, materials, contract labor, turnaround and mandatory capital are 4.5% for the PACC units and off-sites. Major turnarounds of the coker, hydrocracker, and crude unit are assumed to occur in years 2004, 2008 and every four years thereafter. Crude unit heater de-coke and hydrocracker catalyst change are assumed to occur during interim outages in years 2002, 2006, and 2010.

  Environmental costs are based on historical Refinery environmental costs of $0.2 million per year associated with operating the existing cokers plus $0.6 million per year for waste services, inflated at 2% per year. An incremental insurance premium of $2 million per year for business interruption and process units is included based on Marsh & McLennan estimates. The base tax rate included is 3% of the assessed property value less assigned abatement and environmental exemptions for pollution control equipment.

  General and administrative (G&A) expenses are estimated at $700,000 per year. This includes $200,000 for accounting and optimization activities to be conducted by Clark, and $500,000 for corporate activities such as tax services, information services, legal fees, insurance administration, bondholder relations and SEC filing requirements. These expenses are adjusted for inflation at 2% annually. The support services/other category includes support services as detailed below:

                                   TABLE V-3
                             SUPPORT SERVICES/OTHER

                                                             Million $ Per Year
                                                             -------------------
                                                     Total
                                                   Employees Base Benefits Total
                                                   --------- ---- -------- -----
Site Management...................................      1    $0.1   $ --   $0.1
Technical.........................................      4     0.3    0.1    0.4
Laboratory........................................      8     0.4    0.2    0.6
Accounting........................................      3     0.1    0.1    0.2
EH&S..............................................      3     0.2    0.1    0.3
                                                      ---    ----   ----   ----
                                                       19    $1.1   $0.5   $1.6
EMS...............................................           $0.1   $ --   $0.1
Security..........................................            0.3    --     0.3
General...........................................            0.6    --     0.6
G&A--Corporate Offices............................            0.7    --     0.7
Misc. Supplies....................................            0.1    --     0.1
Other.............................................            1.4    --     1.4
                                                             ----   ----   ----
                                                             $3.2   $ --   $3.2
                                                                           ----
Total Other Expenses..............................                         $4.8

  A sustaining capital component averaging approximately $5 million per year has also been included for capital replacements and other required expenditures. The sustaining capital outlays are projected to be lower than average in the early years when the equipment is new and higher than average in the later years. The operating and maintenance cost and sustaining capital projections set forth in the economic projections are reasonable and sufficient for the operation and maintenance of PACC. Total operating costs are summarized in the table below:

                                   TABLE V-4
                                OPERATING COSTS


Variable ($/bbl)          2001  2002  2003  2004  2005  2006  2007  2008  2009  2010
----------------          ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
Fuel....................   0.23  0.22  0.22  0.23  0.23  0.23  0.23  0.24  0.24  0.26
Electricity.............   0.15  0.17  0.16  0.18  0.16  0.17  0.17  0.19  0.17  0.19
Total Variable expenses.   0.37  0.39  0.38  0.41  0.39  0.40  0.40  0.42  0.40  0.45
Fixed (million $/year)
----------------------
Operating labor.........  11.26  9.96 10.16 10.36 10.57 10.78 11.00 11.22 11.44 11.67
Cat / Chemicals.........   4.44  4.26  4.26  4.49  4.68  4.87  5.07  5.27  5.48  5.70
Repairs & Maintenance...   7.27  4.86  4.96  5.06  5.16  5.26  5.37  5.47  5.58  5.70
Environmental...........   0.77  0.78  0.80  0.82  0.83  0.85  0.87  0.88  0.90  0.92
Taxes and Insurance.....   5.91  9.75  9.89 10.10 11.15 12.37 13.97 14.54 14.95 16.80
Support Services/Other..   4.69  4.78  4.88  4.98  5.07  5.18  5.28  5.39  5.49  5.60
Total Fixed expenses
 (million $/year).......  34.34 34.40 34.94 35.81 37.46 39.30 41.54 42.77 43.85 46.39

  PROCESSING/LEASE FEES

  Under the Ancillary Equipment Lease, PACC pays a lease fee to Clark for use of 100% of the crude/vacuum unit, and distillate, kerosene, and naphtha hydrotreaters. In addition, under the Ancillary Equipment Lease, PACC pays operating fees to Clark for all units, which include fees for turnaround and sustaining capital accrual, fuel and fixed operating cost. Other costs include utilities and environmental services which include items such as nitrogen, demineralized water and other services. These other costs are in line with market rates and are relatively minor in proportion to other expenses. These fees encompass both a fixed and variable cost component as well as a capital recovery component. The capital recovery component in the lease fee assumes a 25% after tax rate of return for the coker and hydrocracker, 15% after tax rate of return for other new capital investment, and 3% after tax rate of return for use of existing assets. Under the Services and Supply Agreement, processing fees are paid to PACC by Clark to process Clark's portion of the vacuum residue in the delayed coker. In addition, Clark pays PACC a processing fee to process LCO, coker HGO, and crude still VGO through the hydrocracker. Clark also pays for use of a portion of the crude/vacuum unit and hydrotreaters.

  The table below summarizes the processing, operating and lease fees for the Upgrade Project.

                                   TABLE V-5
                   PROCESSING/LEASE FEES (million $ per year)

PACC Processing Fee Revenue  2001   2002   2003   2004   2005   2006   2007   2008    2009    2010
---------------------------  -----  -----  -----  -----  -----  -----  -----  -----  ------  ------
Coker...................      25.6   26.3   26.8   27.2   27.9   28.4   28.9   29.3    30.0    30.6
Hydrocracker and Sulfur
 Plant..................      28.5   29.3   29.9   30.4   31.1   31.6   32.3   32.7    33.5    34.1
Crude Unit..............      10.8   11.3   11.6   11.5   12.0   12.1   12.3   12.3    12.8    12.9
Hydrotreaters...........       4.7    5.0    5.1    5.0    5.2    5.3    5.4    5.4     5.6     5.7
Total Processing Fee
 Revenue................      69.7   72.0   73.4   74.1   76.1   77.4   78.9   79.7    81.9    83.3
PACC Lease Fee Expenses
-----------------------
Crude Unit..............     (25.5) (26.0) (26.6) (27.2) (27.6) (28.2) (28.7) (29.4)  (29.9)  (30.5)
Distillate Hydrotreater.      (2.3)  (2.3)  (2.4)  (2.4)  (2.5)  (2.5)  (2.6)  (2.6)   (2.7)   (2.7)
Jet Hydrotreater........      (2.0)  (2.0)  (2.1)  (2.1)  (2.1)  (2.2)  (2.2)  (2.3)   (2.3)   (2.4)
Naphtha Hydrotreater....      (1.8)  (1.8)  (1.8)  (1.9)  (1.9)  (2.0)  (2.0)  (2.0)   (2.1)   (2.1)
Total Lease Fee Expense.     (31.6) (32.2) (32.8) (33.6) (34.2) (34.8) (35.5) (36.4)  (37.0)  (37.7)
PACC Operating Fee Expenses
---------------------------
Crude Unit..............     (35.1) (36.6) (38.0) (37.3) (39.2) (39.1) (40.2) (39.4)  (41.4)  (41.7)
Distillate Hydrotreater.      (9.3)  (9.9) (10.0)  (9.9) (10.3) (10.5) (10.6) (10.5)  (11.0)  (11.2)
Jet Hydrotreater........      (6.0)  (6.4)  (6.5)  (6.4)  (6.7)  (6.8)  (6.9)  (6.8)   (7.1)   (7.2)
Naphtha Hydrotreater....      (5.5)  (5.8)  (5.9)  (5.8)  (6.1)  (6.2)  (6.3)  (6.2)   (6.5)   (6.6)
Total Operating Fee
 Expense................     (55.8) (58.7) (60.5) (59.4) (62.3) (62.6) (64.0) (62.9)  (66.0)  (66.7)
Total Lease & Operating
 Fee Expense............     (87.4) (90.9) (93.3) (93.0) (96.5) (97.4) (99.5) (99.3) (103.0) (104.4)

  PGI has reviewed these fees and believes that they are structured on an arms length basis and could be achieved under contract with a third party and represent fair market terms.

  AMORTIZATION

  Turnaround expenses for the various units are amortized over the life of the turnaround. The expenses are based on industry averages for units of similar size. Turnaround expenses for the crude unit and hydrotreater are paid by Clark and included as part of the operating fees incurred by PACC. Cash turnaround costs will be accumulated annually through a restricted cash account specifically for turnaround expenditures. The turnaround amortization period for all major PACC units is 4 years. Financing fees are amortized based on the final maturity of the various issues and amortization of royalty payments are based on the depreciable life of the asset.

  CONSTRUCTION MANAGEMENT SERVICES

  Construction management services will be provided by Clark prior to Final Completion under the SSA at a fixed cost of $7 million. These costs will be paid by PACC over a 3 year period following startup of the PACC Project (approximately $2.7 million per year including interest).

DEBT SERVICE COVERAGE RATIOS

  DSCRs are calculated by taking after tax cash flows (defined as EBITDA less sustaining capital expenditures less amortized turnaround expenses less cash taxes) as a ratio to scheduled principal amortization and cash interest payments. In addition to the Base Case, a variety of other cases were examined to test the robustness of PACC economics and the availability of cash flow to service the outstanding debt. These cases and results are described in the table below:

                                   TABLE V-6
                        DESCRIPTION AND RESULTS OF CASES


                                                                 Average Minimum
  Case                             Description                    DSCR    DSCR
  -------------------------------- ----------------------------  ------- -------
  Base Case....................... Base financial model with       2.4     2.0
                                   PGI pricing forecast
  Base Case w/o PMI Contract......                                 2.4     1.9
                                   Base financial model with
                                   PGI pricing forecast but
                                   assumed that the PMI
                                   Contract was not in place
  Backcast Case................... Used 1989-1998 historical       2.0     0.9*
                                   pricing
  Backcast Case w/o PMI Contract..                                 2.0     0.9*
                                   Used 1989-1998 historical
                                   pricing but assumed that the
                                   PMI Contract was not in
                                   place
  Downside Case................... Assumed 1996 pricing during     1.9     1.1
                                   the first three years of
                                   full operations followed by
                                   PGI forecast
  Reduced Utilization Case........ On-stream utilization           2.2     1.9
                                   reduced by 5% to 95% of Base
                                   Case utilization
  Reduced Coker Yield Case........ Decreased coker design          2.3     1.9
                                   yields by 5%
  Reduced Hydrocracker
  Conversion Case................. Decreased hydrocracker VGO      2.4     2.0
                                   conversion by 10%
  Operating Cost                                                   2.2     1.9
  Increase Case................... Increased fixed and variable cost
                                   by 20%

--------
 * In 2007, the Backcast Case cash flow available for debt service shortfall amounts to approximately $3.0 million. The shortfall is primarily a result of prior year surpluses which have not been fully used so that discounts are not allowed under the PMI Contract. This scenario is mitigated by the PMI Account. Consequently, in this year, PACC will have a fully funded PMI Account of $50 million, debt service reserve account of $37 million and over $100 million of additional cash available for debt service. In the Backcast Cast without PMI Contract, cash flow available for debt service shortfall amounts to approximately $5.0 million, with a debt service reserve account of $37 million and over $100 million of additional cash available for debt service.

  The results demonstrate that PACC is able to service its debt obligations under a variety of scenarios. Detailed tables supporting these cases are shown in Tables V-9 to V-26.

  Each case is discussed in more detail below.

  BASE CASE

  The Base Case has been defined in preceding paragraphs. PGI believes that the Base Case projections are achievable and that they are a reasonable representation of the expected performance of PACC. The Base Case provides a minimum after tax DSCR of 2.0 and an average after tax DSCR of 2.4.

  SENSITIVITIES

  Due to the uncertainties necessarily inherent in relying on assumptions and projections, it should be anticipated that certain circumstances and events may differ from those assumed and described herein and that such circumstances may affect the results of our Base Case. In order to demonstrate the impact of certain events on the Base Case economics, a number of sensitivity cases were tested. It should be noted that other cases than those described below might be considered. The sensitivities recommended are not presented in any particular order with regard to the likelihood of any case actually occurring. In addition, no assurance can be given that all relevant sensitivities are addressed, that the level of each sensitivity is the appropriate level for testing, or that only one (rather than a combination of more than one) of such variations or sensitivities could impact PACC in the future.

  Base Case--No PMI Contract

  This sensitivity involves the loss of the PMI Contract. In the Base Case, PACC receives a discount on Maya purchases during the first two years of operation followed by a surplus situation whereby PACC pays a premium on Maya purchases until the aggregate of the shortfalls is offset. Without the PMI Contract in effect, the average DSCR is 2.4 compared to the Base Case of 2.4, with the minimum DSCR being 1.9. The results reflect the fact that the basic intent of the PMI Contract is not to provide a subsidy for oil purchases.

  Backcast Case

  A Backcast Case was generated using 1989-1998 historic pricing to correspond to the volume projections for 2001 to 2010. The intent of the Backcast Case is to illustrate historic cyclicality of the petroleum market. On-stream utilization and yields were kept the same as the Base Case. The PMI Contract is assumed to be in place for the Backcast Case. The average DSCR is determined to be 2.0 with a minimum DSCR of almost 1.0 in 2007 (a 1995 pricing environment). In 2007, the cash flow shortfall amounts to only $3.0 million and is a result of the absence of discounts due to prior year surpluses under the PMI Contract. As discussed, to mitigate this risk, the PMI Account is fully funded ($50 million) to cover this shortfall in addition to the $37 million balance in the debt service reserve account.

  Backcast Case--No PMI Contract

  An additional Backcast Case was generated which assumes the PMI Contract is not in place. This case results in an average DSCR of 2.0 with a minimum DSCR of almost 1.0. Again, the results do not materially change from the Backcast Case with the PMI Contract for the same reasons explained above. The shortfall of available cash flow for debt service in 2007 amounts to $5.0 million. This shortfall would be covered by the debt service reserve account.

  Downside Case

  A downside case was also developed that incorporates 1996 prices during the period 2000-2003 with PGI's forecast used thereafter. This scenario tests the impact of an extended period of weak coker economics.

In the past ten years of history, it was found that the worst year for coker performance in conjunction with the coker gross margin stabilization under the PMI Contract occurred in 1996; hence, the use of 1996 pricing during the first three full years of operation followed by the Base Case assumptions. PGI believes that a three year period of depressed coker economics is highly unlikely and would likely self-correct as a result of a decline in addition of new coker projects. The average after-tax DSCR was determined to be 1.9 with a minimum DSCR of 1.1. During the first three years the DSCR were 1.5, 1.1 and 1.2.

  Reduced Utilization Case

  The effect of a change in utilization or on-stream factor was tested by reducing the overall on-stream factor to 95% of the Base Case which effectively is 90% of design rates in bpsd. A reduction in utilization could occur as a result of under-design of key pieces of equipment or mechanical reliability issues. This change in utilization impacts PACC's operating cash flow by only $14.1 million in 2003 (or about 6%) with a reduction in average DSCR from 2.4 to 2.2.

  Reduced Coker Yield and Reduced Hydrocracker Conversion Cases

  There is the possibility of achieving less than the expected product yields from the delayed coker and the hydrocracker units. Although PACC utilizes well-proven technology, there is always risk associated with the start-up of newly constructed units. A key performance indicator of delayed coker operation is the percentage of feedstock that is converted to lighter more valuable liquid products. Along the same line, a key performance indicator of hydrocrackers is the conversion of VGO feedstock. Conversion not only impacts the amount of light, more valuable fuels products that are produced, but also adversely affects the VGO balance resulting in the sale of excess VGO. Cases were evaluated to analyze a reduction of 5% of the delayed coker liquid volume yield and a 10% reduction in hydrocracker conversion resulting in average DSCRs of
2.3 and 2.4, respectively.

  Operating Cost Increase Case

  Variable and fixed operating costs were both increased by 20% to simulate lower efficiencies and higher than expected labor or maintenance costs. A 20% increase in operating costs results in an average and minimum DSCR of 2.2 and 1.9.

  An additional sensitivity was performed which assumes that PACC operates without the rest of the Clark facility in operation. This case is discussed in the next section.

STAND-ALONE CASE

  To demonstrate the robustness of the economics of the PACC, PGI developed an alternative case scenario under which PACC continues its operations while the rest of the Refinery not leased or used by PACC in the Base Case discontinues its operations. PACC would continue to have access to all leased and owned units. It is assumed a third-party would replace Clark as operator. In a stand-alone operation, PACC will need to arrange for crude purchases and logistics as well as product sales and logistics. These functions are assumed to be contracted to third parties for fees similar in magnitude to those assumed in the Base Case.

  CONFIGURATION

  The stand-alone operation scenario assumes that the PMI Contract remains in effect and that the crude unit continues to process 250,000 bpsd of crude oil. The delayed coker, hydrocracker, sulfur plant, the crude/vacuum unit and the sat gas plant, as well as the distillate hydrotreaters (GFU 242 and GFU 243), will be required to process crude oil. In addition, boilers, tankage, transfer piping, control houses, laboratory, and miscellaneous equipment and buildings are all assumed to be available to PACC. The crude and distillate hydrotreating units are assumed to be available to PACC for the lease fees stated in the Processing/Lease Fees section previously described.

  Relatively minor modifications to piping would be needed to implement the stand-alone case. In addition, modifications will be required at the PACC sulfur plant to handle the additional sulfur load which entails the use of oxygen enrichment. Additional variable costs are included in the cash flow model to account for this oxygen usage. PGI believes that the cost to modify the Refinery and PACC to support a stand-alone operation would not exceed $5 million, nor take longer than 3 months to implement.

  PRODUCTS

  In the stand-alone operation, the catalytic reformer, FCCU, and the alkylation unit will not be operated. As a result, the only specification products produced will be low sulfur diesel fuel and kerosene. All other product streams from the operating units are intermediate products, specifically light naphtha or penhex, reformer feed, and low and high sulfur VGO and which are sold to the spot market.

  PRICING

  Stand-alone product pricing is adjusted to reflect discounts or premiums due to quality, transportation fees, and market discounts. The quality and transportation discounts are applied throughout the pricing period, however, market discounts are applied only for the first 3 years.

  Naphtha pricing depends primarily on whether the naphtha is light or heavy, whether it has been stabilized, and its naphthene and aromatic ("N+A") content. Heavy naphtha and higher N+A naphtha command a higher price versus light naphtha and low N+A product. Premiums and discounts have been applied as appropriate to naphtha produced in the crude, hydrocracker, and coker units. Light naphtha, for example, is valued to the olefins cracker market and/or gasoline blending and is priced at USGC natural gasoline less the required discount.

  The effect of introducing 40,000 bpsd of poor quality unstabilized Hydrocracker and Coker naphtha into the reformer naphtha market will result in discounts in addition to the quality discount as supply will outweigh demand. In 1998, the imports of reformer naphtha into the U.S. Gulf Coast were about 60,000 bpsd which represents the incremental supply to meet the demand for reformer feed. Introducing the incremental supply of naphtha into the market will impact the price of naphtha for several years until an equilibrium supply/demand balance is achieved. To account for the market impact of the introduction of additional reformer type naphtha on the market, a 5 c/gallon discount was applied for the first three years of stand-alone operation. Furthermore, typical transportation charges have been applied. Price discounts for the various naphthas produced are shown in Table V-7.

  Low sulfur VGO was priced using PGI's long term forecast, with no additional discounts, applied as shown in Table V-7. A 2 c/gallon discount was applied to the PGI forecast of HS VGO to compensate for the poor quality and an additional 3 c/gallon was applied to cover the market impact of introducing 50,000 bpsd into the market. The market discount was assumed only for the first three years of stand-alone operation and is based on historical trends related to quality and volume discounts. As with naphtha, all the VGO pricing is adjusted for a transportation fee.

  In addition to naphtha and VGO, coke and sulfur pricing have been adjusted for quality and transportation as shown in Table V-7.

                                   TABLE V-7
                       STAND-ALONE CASE--PRODUCT PRICING

Crude Stabilized Naphtha  USGC Natural Gasoline - 2 c/gal processing fee - 1.5 c/gal transportation
Hydrocracker Stabilized
 Naphtha                  USGC Natural Gasoline - 2 c/gal processing fee - 1.5 c/gal transportation
Hydro. Crude / Coker
 Naphtha                  USGC Naphtha - 2.5 c/gal quality - 5 c/gal ( 3 years) market - 1c/gal trans.
Hydrocracker Heavy
 Naphtha                  USGC Naphtha + 2 c/gal - 1 c/gal transportation
LS VGO                    USGC VGO - 1c/gal transportation
HS VGO                    USGC HS VGO - 2 c/gal quality - 3 c/gal ( 3 years) market - 1 c/gal trans.
Coke (FOEB)               USGC Fuel Grade Coke - quality adjustment - transportation
Sulfur ($/ton)            USGC Market - transportation

  OPERATING COSTS

  Fixed and variable operating costs were held consistent with the Base Case. These costs, which are market-based and replicate what a third-party could provide, include all fuel and power, labor, maintenance, turnaround, environmental, and associated costs required to operate PACC. All lease and operating fees paid by PACC were also held consistent with the Base Case. All processing fees formerly received from Clark were assumed to be zero.

  DSCR

  Both a forecast and backcast case were developed for the stand-alone case. These cases use the same pricing basis as discussed previously in the Base Case and Backcast Case but with the adjustment for the naphtha and vacuum gas oil prices. The CSA is assumed to be in effect. Interest expense and principal amortization were held consistent with the Base Case financial model. The DSCR for these cases are as follows:

                                   TABLE V-8
                                STAND-ALONE CASE

                                              DSCR
                                         ---------------
                                         Average Minimum
                                         ------- -------
            Forecast....................   1.9     1.1
            Backcast....................   1.7     0.7

  In the forecast case, the minimum DSCR of 1.1 occurs in 2004 which includes a turnaround. Even though the backcast has a minimum DSCR of 0.7 in one year, the PMI Account was fully funded at $50 million and would be able to cover the shortfall of $17.4 million. In the backcast case, the 0.7 coverage coincided with a period of poor coker margins in 1995 and a net aggregate surplus under the PMI Contract, thereby not allowing for Maya discounts. This demonstrates the benefit of establishing the PMI Account. The supporting tables for the stand-alone case are shown in Tables V-27 and V-28.

  PGI is of the opinion that the stand-alone scenario will be an extremely remote possibility since the Refinery will be one of the most competitive refineries in the USGC after startup of the Upgrade Project. Even in a bankruptcy proceeding against Clark, it would be more beneficial to continue to operate the Refinery, since Clark would continue to receive the lease and operating fees.

                                   TABLE V-9

                         PORT ARTHUR COKER COMPANY L.P.
                                   BASE CASE
                               CHARGES AND YIELDS

                               2001  2002  2003  2004  2005  2006  2007  2008
                               ----- ----- ----- ----- ----- ----- ----- -----
Products--Volume (bpd in
thousands)
 DISTILLATES
  LS Diesel...................  38.3  40.6  40.8  38.5  40.8  40.6  40.8  38.5
  Jet Fuel....................  25.2  26.3  26.8  25.3  26.8  26.3  26.8  25.3
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Distillates.......  63.4  66.9  67.6  63.8  67.6  66.9  67.6  63.8
 LPG
  Propane.....................   1.1   1.1   1.2   1.1   1.2   1.1   1.2   1.1
  Isobutane...................   0.3   0.4   0.4   0.4   0.4   0.4   0.4   0.4
  Normal Butane...............   2.1   2.2   2.2   2.1   2.2   2.2   2.2   2.1
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--LPG...............   3.5   3.7   3.8   3.6   3.8   3.7   3.8   3.6
 UNFINISHED
  Coker Propane Propylene Mix.   2.1   2.2   2.2   2.1   2.2   2.2   2.2   2.1
  Coker Butane Butylene Mix...   1.5   1.6   1.6   1.5   1.6   1.6   1.6   1.5
  Penhex......................   9.1   9.5   9.7   9.1   9.7   9.5   9.7   9.1
  Virgin Diesel...............   7.3   7.0   7.8   7.4   7.8   7.0   7.8   7.4
  Naphtha--Sour...............  34.5  36.1  36.8  34.7  36.8  36.1  36.8  34.7
  Heavy Naphtha...............   3.7   3.8   4.0   3.7   4.0   3.8   4.0   3.7
  ULS VGO.....................  10.1  10.6  10.8  10.2  10.8  10.6  10.8  10.2
  VGO.........................  43.6  45.8  46.5  43.9  46.5  45.8  46.5  43.9
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Unfinished........ 112.0 116.5 119.4 112.5 119.4 116.5 119.4 112.5
 OTHER PRODUCTS
  Sulfur......................   1.2   1.3   1.3   1.2   1.3   1.3   1.3   1.2
  Coke........................  17.9  18.8  19.1  18.0  19.1  18.8  19.1  18.0
  Produced Fuel...............   4.3   4.3   4.4   4.2   4.4   4.3   4.4   4.2
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other Products....  23.5  24.4  24.9  23.4  24.9  24.4  24.9  23.5
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL PRODUCTS............... 202.4 211.5 215.7 203.3 215.7 211.5 215.7 203.3
Chargestocks--Volume (bpd in
thousands)
 CRUDE
  Arab Lt.....................  37.7  39.5  40.2  37.9  40.2  39.5  40.2  37.9
  Maya........................ 150.9 157.8 160.9 151.7 160.9 157.8 160.9 151.7
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Crude............. 188.6 197.3 201.1 189.6 201.1 197.3 201.1 189.6
 OTHER CHARGESTOCKS
  GFU Feed....................   1.5   1.6   1.6   1.5   1.6   1.6   1.6   1.5
  Hydrogen....................   3.4   3.5   3.6   3.4   3.6   3.5   3.6   3.4
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other
   Chargestocks...............   4.9   5.1   5.2   4.9   5.2   5.1   5.2   4.9
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL CHARGESTOCKS........... 193.5 202.4 206.3 194.5 206.3 202.4 206.3 194.5

                                   TABLE V-10

                         PORT ARTHUR COKER COMPANY L.P.
                                   BASE CASE
                                 PRICE FORECAST

                           2001   2002  2003  2004  2005  2006  2007  2008
                           -----  ----- ----- ----- ----- ----- ----- -----
Products--($/bbl)
 DISTILLATES
  LS Diesel............... 18.94  20.69 21.66 22.39 22.85 23.09 23.35 23.60
  Jet Fuel................ 19.45  21.16 22.12 22.84 23.30 23.55 23.80 24.07
 LPG
  Propane................. 11.67  12.65 13.22 13.63 13.91 14.16 14.36 14.55
  Isobutane............... 15.13  16.35 17.10 17.61 17.93 18.04 18.23 18.41
  Normal Butane........... 12.45  13.57 14.27 14.73 15.02 15.12 15.28 15.44
 UNFINISHED
  Coker Propane Propylene
   Mix.................... 13.94  15.28 16.39 16.88 17.22 17.48 17.71 17.91
  Coker Butane Butylene
   Mix.................... 15.41  16.87 17.72 18.36 18.78 19.01 19.23 19.46
  Penhex.................. 14.36  15.60 16.31 16.84 17.18 17.34 17.53 17.73
  Virgin Diesel........... 17.14  18.84 19.79 20.50 20.95 21.18 21.43 21.68
  Naphtha--Sour........... 17.05  18.73 19.61 20.27 20.70 20.93 21.17 21.42
  Heavy Naphtha........... 19.82  21.50 22.38 23.05 23.47 23.70 23.95 24.19
  ULS VGO................. 17.73  19.43 19.93 20.53 20.97 21.20 21.43 21.67
  VGO..................... 15.57  17.22 17.69 18.24 18.66 18.88 19.10 19.33
 OTHER PRODUCTS
  Sulfur..................  9.42   9.48  9.66  9.77  9.88  9.99 10.10 10.22
  Coke.................... (0.17)   --   0.06  0.07  0.13  0.16  0.19  0.21
  Produced Fuel........... 12.51  12.85 13.08 13.26 13.38 13.46 13.62 13.77
Chargestocks--($/bbl)
 CRUDE
  Arab Lt. ............... 14.82  16.25 16.98 17.50 17.89 18.09 18.29 18.49
  Maya.................... 11.87  12.98 13.46 13.73 14.08 14.24 14.41 14.58
 OTHER CHARGESTOCKS
  GFU Feed................ 17.13  18.82 19.76 20.46 20.91 21.14 21.38 21.62
  Hydrogen................ 28.84  29.20 29.49 30.33 30.26 30.50 30.79 31.51

                                   TABLE V-11

                         PORT ARTHUR COKER COMPANY L.P.
                                   BASE CASE
                      REVENUE AND FEEDSTOCK COST FORECAST

                          2001     2002    2003    2004    2005    2006    2007    2008
                         -------  ------- ------- ------- ------- ------- ------- -------
                                              (Dollars in Millions)
Product Revenue
 DISTILLATES
  LS Diesel.............   264.6    306.5   322.6   315.2   340.4   342.1   347.7   332.3
  Jet Fuel..............   178.7    203.3   216.6   211.4   228.2   226.3   233.2   222.8
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--Distillates.   443.4    509.8   539.3   526.6   568.6   568.4   580.9   555.1
 LPG
  Propane...............     4.6      5.2     5.6     5.4     5.9     5.8     6.1     5.8
  Isobutane.............     1.9      2.2     2.3     2.3     2.4     2.4     2.5     2.4
  Normal Butane.........     9.5     10.8    11.7    11.4    12.3    12.1    12.5    11.9
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--LPG.........    16.1     18.2    19.6    19.1    20.6    20.3    21.0    20.1
 UNFINISHED
  Coker Propane
   Propylene
   Mix..................    10.6     12.1    13.2    12.9    13.9    13.8    14.3    13.7
  Coker Butane Butylene
   Mix..................     8.4      9.6    10.3    10.1    10.9    10.8    11.2    10.7
  Penhex................    47.6     53.9    57.6    56.2    60.7    59.9    61.9    59.2
  Virgin Diesel.........    46.0     48.4    56.6    55.4    59.9    54.4    61.3    58.6
  Naphtha--Sour.........   214.9    246.8   263.4   257.3   278.0   275.8   284.3   271.8
  Heavy Naphtha.........    26.8     29.8    32.3    31.4    33.9    32.9    34.6    33.0
  ULS VGO...............    65.6     75.4    78.6    76.5    82.7    82.3    84.6    80.8
  VGO...................   248.1    287.7   300.3   292.7   316.9   315.4   324.4   310.2
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--Unfinished..   668.0    763.7   812.4   792.7   856.9   845.4   876.4   838.0
 OTHER PRODUCTS
  Sulfur................     4.2      4.4     4.6     4.4     4.7     4.7     4.8     4.6
  Coke..................    (1.1)     --      0.4     0.5     0.9     1.1     1.3     1.4
  Produced Fuel.........    19.6     20.3    21.1    20.1    21.6    21.3    21.9    21.1
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--
   Other Products.......    22.8     24.8    26.1    25.0    27.2    27.0    28.1    27.2
                         -------  ------- ------- ------- ------- ------- ------- -------
 TOTAL PRODUCT
  REVENUE............... 1,150.2  1,316.5 1,397.4 1,363.4 1,473.3 1,461.2 1,506.4 1,440.4
Chargestock Cost
 CRUDE
  Arab Lt. .............   204.2    234.0   249.3   242.8   262.7   260.5   268.5   256.7
  Maya--Market..........   654.2    747.6   790.3   762.3   827.1   820.5   846.3   809.3
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--Crude.......   858.4    981.6 1,039.6 1,005.2 1,089.8 1,081.0 1,114.8 1,066.0
 OTHER CHARGESTOCKS
  GFU Feed..............     9.5     11.1    11.7    11.4    12.3    12.5    12.6    12.1
  Hydrogen..............    35.3     37.4    38.6    37.5    39.6    39.1    40.3    39.0
                         -------  ------- ------- ------- ------- ------- ------- -------
  SUBTOTAL--Other
   Chargestocks.........    44.8     48.5    50.2    48.9    51.9    51.6    52.9    51.0
                         -------  ------- ------- ------- ------- ------- ------- -------
 TOTAL CHARGESTOCK COST.   903.2  1,030.1 1,089.8 1,054.1 1,141.7 1,132.6 1,167.7 1,117.0

                                   TABLE V-12

                         PORT ARTHUR COKER COMPANY L.P.
                                   BASE CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,150.2  1,316.5  1,397.4  1,363.4  1,473.3  1,461.2  1,506.4  1,440.4
Total Chargestock Cost..    903.2  1,030.1  1,089.8  1,054.1  1,141.7  1,132.6  1,167.7  1,117.0
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    247.0    286.4    307.5    309.3    331.6    328.6    338.7    323.4
PMI Contract Coker Gross
 Margin
 Guarantee..............     43.8     19.0     (2.7)   (22.6)   (28.0)   (23.9)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    290.8    305.4    304.8    286.7    303.6    304.6    338.7    323.4
Variable Operating Ex-
 penses.................     26.5     27.9     28.5     28.0     29.1     28.9     29.6     29.0
Fixed Operating Ex-
 penses.................     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     81.9     84.7     86.8     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    208.8    220.7    218.0    203.2    215.9    215.5    246.1    231.2
Other Cash Items
Interest Income.........      1.9      2.7      3.1      3.1      2.1      2.3      3.6      5.3
Cash Taxes..............      --     (18.3)   (32.1)   (27.1)   (48.5)   (53.6)   (68.1)   (50.6)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      1.6      5.7      5.4      5.0      1.4     (6.4)    (0.7)    (0.7)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.4)   (21.9)   (31.3)   (31.9)   (55.8)   (74.4)   (76.0)   (63.0)
Cash Flow Available For
 Debt Service...........    204.4    198.9    186.7    171.3    160.0    141.2    170.1    168.2
Debt Service(1)
Interest/Financing Fees.     70.4     57.1     44.4     33.3     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     29.0     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     82.8    101.6     73.4     63.9     74.6     68.8     57.1     72.8
DSCR....................      2.5      2.0      2.5      2.7      2.1      2.1      3.0      2.3
Average.................      2.4
Minimum.................      2.0
Debt Amortization Sched-
 ule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7
Bank Debt
Interest Payment........     31.6     20.1      9.0      0.8
Principal Payment--
 Scheduled..............     12.4     35.8      8.1
Principal Payment--
 Sweep..................     95.8     73.0     85.0     15.0

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-13

                         PORT ARTHUR COKER COMPANY L.P.
                                   BASE CASE
                                SOURCES AND USES

                                                              Project Cost
                                                           ---------------------
                                                           Total  Total   Total
                                                           PACC   Clark  Project
                                                           -----  -----  -------
                                                               (Dollars in
                                                                Millions)
Use of Funds
  EPC Costs............................................... 543.9   92.0   635.9
  Project Contingency.....................................  28.0           28.0
  Taxes and Import Duties.................................   5.0            5.0
  Project Team Cost.......................................         26.0    26.0
  Startup Cost (includes initial Cat & Chem)..............  14.6           14.6
                                                           -----  -----   -----
    Total Cash Construction Cost.......................... 591.5  118.0   709.5
  Transfer of Value.......................................   2.2   (2.2)
  Interest During Construction............................  89.7           89.7
  Interest Income.........................................  (0.9)          (0.9)
  Legal/Consulting/Other Fees.............................  11.4    2.0    13.4
  Financing Expenses......................................  21.1           21.1
                                                           -----  -----   -----
    Total Uses............................................ 715.0  117.8   832.8
Sources of Funds
  Bank Debt............................................... 325.0          325.0
  Capital Markets......................................... 255.0          255.0
  Cash Equity............................................. 135.0  117.8   252.8
                                                           -----  -----   -----
    Total Sources......................................... 715.0  117.8   832.8

                                   TABLE V-14

                         PORT ARTHUR COKER COMPANY L.P.
                         BASE CASE WITHOUT PMI CONTRACT
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,150.2  1,316.5  1,397.4  1,363.4  1,473.3  1,461.2  1,506.4  1,440.4
Total Chargestock Cost..    903.2  1,030.1  1,089.8  1,054.1  1,141.7  1,132.6  1,167.7  1,117.0
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    247.0    286.4    307.5    309.3    331.6    328.6    338.7    323.4
PMI Contract Coker Gross
 Margin
 Guarantee..............      --       --       --       --       --       --       --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    247.0    286.4    307.5    309.3    331.6    328.6    338.7    323.4

Variable Operating Ex-
 penses.................     26.5     27.9     28.5     28.0     29.1     28.9     29.6     29.0
Fixed Operating Ex-
 penses.................     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     81.9     84.7     86.8     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    165.1    201.7    220.7    225.8    243.9    239.5    246.1    231.2

Other Cash Items
Interest Income.........      1.5      2.2      3.1      3.1      2.1      2.3      3.3      3.7
Cash Taxes..............      --       --     (24.7)   (34.5)   (58.9)   (62.5)   (68.0)   (50.0)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      1.6      5.7      5.4      5.0      1.4     (6.4)    (0.7)    (0.7)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.8)    (4.1)   (23.9)   (39.3)   (66.3)   (83.3)   (76.2)   (64.0)
Cash Flow Available For
 Debt Service...........    160.3    197.6    196.8    186.5    177.6    156.2    169.9    167.2

Debt Service(1)
Interest/Financing Fees.     71.5     61.5     48.2     35.0     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     36.7     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     83.9    106.0     84.8     65.6     74.6     68.8     57.1     72.8

DSCR....................      1.9      1.9      2.3      2.8      2.4      2.3      3.0      2.3
Average.................      2.4
Minimum.................      1.9

Debt Amortization Sched-
 ule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7

Bank Debt
Interest Payment........     32.3     23.9     12.7      2.5
Principal Payment--
 Scheduled..............     12.4     35.8     15.8
Principal Payment--
 Sweep..................     61.9     68.7     84.0     46.5

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-15

                         PORT ARTHUR COKER COMPANY L.P.
                                 BACKCAST CASE
                         PRODUCT AND FEEDSTOCK PRICING

                              2001  2002  2003   2004  2005   2006  2007  2008
                              ----- ----- -----  ----- -----  ----- ----- -----
Historical Year Applied......  1989  1990  1991   1992  1993   1994  1995  1996
Products-- ($/bbl)
 DISTILLATES
  LS Diesel.................. 21.75 27.41 24.23  23.07 21.11  19.87 20.35 25.03
  Jet Fuel................... 23.14 30.37 25.33  23.93 22.12  20.57 20.69 25.40
 LPG
  Propane....................  8.47 13.64 13.34  12.48 11.95  11.56 12.48 16.45
  Isobutane.................. 14.82 20.39 19.40  18.98 16.25  14.95 16.58 20.58
  Normal Butane.............. 10.83 16.44 16.48  14.78 13.93  13.32 14.75 18.17
 UNFINISHED
  Coker Propane Propylene
   Mix....................... 13.24 18.06 17.55  15.27 14.36  15.56 16.72 19.62
  Coker Butane Butylene Mix.. 12.83 18.42 17.94  16.88 15.09  14.13 15.67 19.37
  Penhex..................... 15.72 20.85 19.23  17.45 15.31  13.85 15.48 18.98
  Virgin Diesel.............. 20.51 26.17 22.99  21.84 19.87  18.02 18.51 23.19
  Naphtha--Sour.............. 20.66 26.80 24.15  21.32 18.86  17.53 18.53 22.20
  Heavy Naphtha.............. 23.41 29.56 26.90  24.08 21.64  20.29 21.29 24.98
  ULS VGO.................... 20.66 25.81 22.29  21.37 19.72  18.38 19.85 23.83
  VGO........................ 18.12 23.27 19.04  19.15 17.44  16.43 17.92 21.70
 OTHER PRODUCTS
  Sulfur..................... 24.00 21.83 18.54  11.97  7.45   6.55  8.32  8.88
  Coke.......................  0.47  0.69 (0.19)  0.06 (0.20)  0.11  0.51  0.87
  Produced Fuel.............. 10.36 10.52  9.26  10.87 12.98  11.38  9.79 15.00
Chargestocks-- ($/bbl)
 CRUDE
  Arab Lt.................... 18.17 22.49 19.53  18.90 16.70  15.97 17.61 20.73
  Maya....................... 15.70 18.11 14.01  14.24 12.96  13.44 15.40 18.35
 OTHER CHARGESTOCKS
  GFU Feed................... 20.51 26.17 22.99  21.84 19.87  18.02 18.51 23.19
  Hydrogen................... 24.71 24.73 22.17  25.76 29.50  26.52 23.47 33.86

                                   TABLE V-16

                         PORT ARTHUR COKER COMPANY L.P.
                                 BACKCAST CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007       2008
                          -------  -------  -------  -------  -------  -------  -------    -------
Historical Year Applied    1989     1990     1991     1992     1993     1994     1995       1996
                                               (Dollars in Millions)
Total Product Revenue...  1,340.8  1,798.1  1,585.7  1,416.4  1,362.5  1,250.7  1,341.1    1,548.1
Total Chargestock Cost..  1,156.3  1,414.1  1,152.1  1,097.0  1,056.7  1,049.1  1,204.7    1,361.4
                          -------  -------  -------  -------  -------  -------  -------    -------
  Refinery Gross Margin.    184.6    384.1    433.6    319.3    305.8    201.6    136.4      186.7
PMI Contract Coker Gross
 Margin Guarantee.......     32.6    (34.2)     --       --       --       --       --         --
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Gross Margin....    217.2    349.8    433.6    319.3    305.8    201.6    136.4      186.7
Variable Operating
 Expenses...............     22.8     23.2     21.6     23.9     28.4     25.3     22.7       31.1
Fixed Operating
 Expenses...............     34.3     34.4     35.0     35.8     37.5     39.3     41.5       42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5       36.4
Operating Fees..........     53.4     54.7     53.5     53.8     61.3     57.4     54.4       65.8
Processing Fees.........    (68.0)   (69.7)   (70.1)   (72.2)   (75.8)   (75.6)   (75.6)     (80.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8        0.9
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Expenses........     75.0     75.6     73.6     75.6     86.3     82.0     79.4       96.2
                          -------  -------  -------  -------  -------  -------  -------    -------
  Operating Cash Flow...    142.2    274.2    360.0    243.6    219.5    119.6     57.0       90.5
Other Cash Items
Interest Income.........      1.7      2.0      5.9      6.3      5.1      6.9      8.0        8.6
Cash Taxes..............      --     (12.0)   (83.8)   (43.5)   (51.0)   (19.7)     --        (7.9)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)      (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)      (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0       (3.1)
Other...................      3.6      8.4      --       --       --       --       --         --
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Other Cash
   Items................     (2.6)   (13.5)   (85.6)   (50.0)   (56.7)   (29.5)    (2.9)     (16.4)
Cash Flow Available For
 Debt Service...........    139.6    260.7    274.4    193.6    162.8     90.1     54.1       74.2
Debt Service(1)
Interest/Financing Fees.     72.4     61.7     48.6     33.2     28.2     22.4     16.8       11.1
Principal...............     12.4     44.5     36.7     30.6     46.4     46.4     40.3       61.7
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Debt Service....     84.8    106.2     85.3     63.8     74.6     68.8     57.1       72.9
DSCR....................      1.6      2.5      3.2      3.0      2.2      1.3      0.9(2)     1.0
Average.................      2.0
Minimum.................      0.9
Debt Amortization
 Schedule
Capital Markets.........
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5        5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3       61.7
Bank Debt
Interest Payment........     32.9     24.1     13.1      0.7
Principal Payment--
 Scheduled..............     12.4     35.8     15.8
Principal Payment--
 Sweep..................     47.4     76.0    125.4     12.2

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.
(2) Cash flow shortfall of $3.0 million. PMI Account fully funded at $50.0 million.

                                   TABLE V-17

                         PORT ARTHUR COKER COMPANY L.P.
                       BACKCAST CASE WITHOUT PMI CONTRACT
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007       2008
                          -------  -------  -------  -------  -------  -------  -------    -------
Historical Year Applied    1989     1990     1991     1992     1993     1994     1995       1996
                                               (Dollars in Millions)
Total Product Revenue...  1,340.8  1,798.1  1,585.7  1,416.2  1,362.5  1,250.7  1,341.1    1,548.1
Total Chargestock Cost..  1,156.3  1,414.1  1,152.1  1,097.0  1,056.7  1,049.1  1,204.7    1,361.4
                          -------  -------  -------  -------  -------  -------  -------    -------
  Refinery Gross Margin.    184.6    384.1    433.6    319.3    305.8    201.6    136.4      186.7
PMI Contract Coker Gross
 Margin Guarantee.......      --       --       --       --       --       --       --         --
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Gross Margin....    184.6    384.1    433.6    319.3    305.8    201.6    136.4      186.7
Variable Operating
 Expenses...............     22.8     23.2     21.6     23.9     28.4     25.3     22.7       31.1
Fixed Operating
 Expenses...............     34.3     34.4     35.0     35.8     37.5     39.3     41.5       42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5       36.4
Operating Fees..........     53.4     54.7     53.5     53.8     61.3     57.4     54.4       65.8
Processing Fees.........    (68.0)   (69.7)   (70.1)   (72.2)   (75.8)   (75.6)   (75.6)     (80.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8        0.9
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Expenses........     75.0     75.6     73.6     75.6     86.3     82.0     79.4       96.2
                          -------  -------  -------  -------  -------  -------  -------    -------
  Operating Cash Flow...    109.6    308.5    360.0    243.6    219.5    119.6     57.0       90.5
Other Cash Items
Interest Income.........      1.5      1.8      3.4      3.3      2.6      4.9      5.9        6.4
Cash Taxes..............      --     (11.2)   (85.1)   (42.7)   (50.0)   (18.9)     --        (7.5)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)      (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)      (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0       (3.1)
Other...................      3.6      8.4      --       --       --       --       --         --
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Other Cash
   Items................     (2.8)   (12.9)   (89.4)   (52.3)   (58.3)   (30.8)    (5.0)     (18.1)
Cash Flow Available For
 Debt Service               106.8    295.6    270.6    191.3    161.3     88.8     52.1       72.4
Debt Service(1)
Interest/Financing Fees.     73.3     62.8     43.4     32.5     28.2     22.4     16.8       11.1
Principal...............     12.4     44.5     34.4     30.6     46.4     46.4     40.3       61.7
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Debt Service....     85.7    107.3     77.9     63.1     74.6     68.8     57.1       72.9
DSCR....................      1.2      2.8      3.5      3.0      2.2      1.3      0.9(2)     1.0
Average.................      2.0
Minimum.................      0.9
Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5        5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3       61.7
Bank Debt
Interest Payment........     33.6     25.5      7.9
Principal Payment--
 Scheduled..............     12.4     35.8     13.5
Principal Payment--
 Sweep..................     22.1    141.2    100.0

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.
(2) Cash flow shortfall of $5.0 million. PMI Account funded at $37.4 million.

                                   TABLE V-18

                         PORT ARTHUR COKER COMPANY L.P.
                                 DOWNSIDE CASE
                         PRODUCT AND FEEDSTOCK PRICING

                                 2001  2002  2003  2004  2005  2006  2007  2008
                                 ----- ----- ----- ----- ----- ----- ----- -----
  Historical Year Applied        1996  1996  1996   PGI   PGI   PGI   PGI   PGI
Products-- ($/bbl)
 DISTILLATES
  LS Diesel..................... 25.04 25.04 25.04 22.39 22.85 23.09 23.35 23.60
  Jet Fuel...................... 25.40 25.40 25.40 22.84 23.30 23.55 23.80 24.07

 LPG
  Propane....................... 17.59 17.59 17.59 13.63 13.92 14.16 14.36 14.55
  Isobutane..................... 21.72 21.72 21.72 17.61 17.93 18.05 18.23 18.41
  Normal Butane................. 19.30 19.30 19.30 14.73 15.02 15.12 15.28 15.44

 UNFINISHED
  Coker Propane Propylene Mix... 19.63 19.63 19.63 16.88 17.22 17.48 17.71 17.91
  Coker Butane Butylene Mix..... 20.51 20.51 20.51 18.36 18.78 19.01 19.23 19.46
  Penhex........................ 19.05 19.05 19.05 16.84 17.18 17.34 17.54 17.73
  Virgin Diesel................. 23.19 23.19 23.19 20.50 20.95 21.18 21.43 21.68
  Naphtha--Sour................. 22.20 22.20 22.20 20.28 20.70 20.93 21.17 21.42
  Heavy Naphtha................. 24.98 24.98 24.98 23.05 23.47 23.70 23.95 24.19
  ULS VGO....................... 23.83 23.83 23.83 20.53 20.97 21.20 21.43 21.67
  VGO........................... 21.70 21.70 21.70 18.24 18.66 18.88 19.10 19.33

 OTHER PRODUCTS
  Sulfur........................  8.88  8.88  8.88  9.77  9.88  9.99 10.10 10.22
  Coke..........................  0.87  0.87  0.87  0.07  0.13  0.16  0.19  0.21
  Produced Fuel................. 15.02 15.02 15.01 13.26 13.38 13.46 13.62 13.77

Chargestocks--($/bbl)
 CRUDE
  Arab Lt. ..................... 20.72 20.72 20.72 17.50 17.89 18.09 18.29 18.49
  Maya.......................... 18.26 18.26 18.26 13.73 14.08 14.24 14.41 14.58

OTHER CHARGESTOCKS
  GFU Feed...................... 23.19 23.19 23.19 20.46 20.91 21.14 21.38 21.62
  Hydrogen...................... 33.64 33.64 33.64 30.33 30.26 30.50 30.79 31.51

                                   TABLE V-19

                         PORT ARTHUR COKER COMPANY L.P.
                                 DOWNSIDE CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
Historical Year Applied    1996     1996     1996      PGI      PGI      PGI      PGI      PGI
                                               (Dollars in Millions)
Total Product Revenue...  1,539.1  1,609.2  1,640.4  1,363.4  1,473.3  1,461.2  1,506.4  1,440.4
Total Chargestock Cost..  1,344.7  1,406.8  1,434.1  1,054.1  1,141.7  1,132.6  1,167.7  1,117.0
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    194.3    202.4    206.3    309.3    331.6    328.6    338.7    323.4
PMI Contract Coker Gross
 Margin Guarantee.......     23.9     25.4     25.9    (22.6)   (28.0)   (30.9)    (9.0)     --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    218.2    227.7    232.1    286.7    303.6    297.7    329.8    323.4
Variable Operating
 Expenses...............     30.9     31.6     31.9     28.0     29.1     28.9     29.6     29.0
Fixed Operating
 Expenses...............     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     64.5     66.6     68.0     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (71.7)   (73.8)   (75.1)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     90.3     91.8     93.5     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    128.0    135.9    138.6    203.2    215.9    208.6    237.2    231.2
Other Cash Items
Interest Income.........      2.0      2.3      2.8      2.9      2.1      2.3      3.0      4.7
Cash Taxes..............      --       --       --       --     (14.9)   (51.0)   (64.5)   (50.4)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      5.9     (0.1)    (0.2)    12.2      1.4      0.6     (7.6)     --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................      0.1     (9.8)    (5.2)     2.3    (22.3)   (64.9)   (80.0)   (62.7)
Cash Flow Available For
 Debt Service...........    128.1    126.1    133.5    205.5    193.6    143.7    157.2    168.5
Debt Service(1)
Interest/Financing Fees.     73.5     68.0     61.6     49.8     33.9     22.4     16.8     11.1
Principal...............     12.4     44.5     52.4     85.7     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     85.9    112.5    114.0    135.5     80.4     68.8     57.1     72.8
DSCR....................      1.5      1.1      1.2      1.5      2.4      2.1      2.8      2.3
Average.................      1.9
Minimum.................      1.1
Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7
Bank Debt
Interest Payment........     33.2     28.3     23.6     16.3      5.7
Principal Payment--
 Scheduled..............     12.4     35.8     31.5     55.1
Principal Payment--
 Sweep..................     36.4     10.2     14.6     52.5     76.5

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-20

                         PORT ARTHUR COKER COMPANY L.P.
                            REDUCED UTILIZATION CASE
                               CHARGES AND YIELDS

                               2001  2002  2003  2004  2005  2006  2007  2008
                               ----- ----- ----- ----- ----- ----- ----- -----
Products--Volume (bpd in
 thousands)
DISTILLATES
  LS Diesel...................  36.4  39.6  38.8  36.6  38.8  39.6  38.8  36.6
  Jet Fuel....................  23.9  25.7  25.5  24.1  25.5  25.7  25.5  24.1
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Distillates.......  60.3  65.3  64.4  60.7  64.4  65.3  64.4  60.7

LPG
  Propane.....................   1.0   1.1   1.1   1.0   1.1   1.1   1.1   1.0
  Isobutane...................   0.3   0.4   0.4   0.3   0.4   0.4   0.4   0.3
  Normal Butane...............   2.0   2.2   2.2   2.0   2.2   2.2   2.2   2.0
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--LPG...............   3.4   3.6   3.6   3.4   3.6   3.6   3.6   3.4

UNFINISHED
  Coker Propane Propylene Mix.   2.0   2.1   2.1   2.0   2.1   2.1   2.1   2.0
  Coker Butane Butylene Mix...   1.4   1.5   1.5   1.4   1.5   1.5   1.5   1.4
  Penhex......................   8.7   9.3   9.2   8.7   9.2   9.3   9.2   8.7
  Virgin Diesel...............   7.0   6.9   7.5   7.1   7.5   6.9   7.5   7.1
  Naphtha--Sour...............  32.8  35.2  35.0  33.0  35.0  35.2  35.0  33.0
  Heavy Naphtha...............   3.6   3.8   3.9   3.7   3.9   3.8   3.9   3.7
  ULS VGO.....................   9.1   9.8   9.7   9.1   9.7   9.8   9.7   9.1
  VGO.........................  41.8  45.0  44.6  42.0  44.6  45.0  44.6  42.0
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Unfinished........ 106.3 113.6 113.4 106.9 113.4 113.6 113.4 106.9

OTHER PRODUCTS
  Sulfur......................   1.2   1.2   1.2   1.2   1.2   1.2   1.2   1.2
  Coke........................  17.1  18.3  18.2  17.1  18.2  18.3  18.2  17.1
  Produced Fuel...............   4.3   4.3   4.4   4.2   4.4   4.3   4.4   4.2
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other Products....  22.5  23.9  23.8  22.5  23.8  23.9  23.8  22.5
                               ----- ----- ----- ----- ----- ----- ----- -----
TOTAL PRODUCTS................ 192.6 206.4 205.2 193.4 205.2 206.4 205.2 193.5

Chargestocks--Volume (bpd in
 thousands)
CRUDE
  Arab Lt.....................  35.8  38.5  38.2  36.0  38.2  38.5  38.2  36.0
  Maya........................ 143.3 153.8 152.9 144.1 152.9 153.8 152.9 144.1
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Crude............. 179.2 192.3 191.1 180.1 191.1 192.3 191.1 180.1

OTHER CHARGESTOCKS
  GFU Feed....................   1.5   1.7   1.6   1.5   1.6   1.7   1.6   1.5
  Hydrogen....................   3.2   3.4   3.4   3.2   3.4   3.4   3.4   3.2
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other
   Chargestocks...............   4.7   5.1   5.0   4.7   5.0   5.1   5.0   4.7
                               ----- ----- ----- ----- ----- ----- ----- -----
TOTAL CHARGESTOCKS............ 183.9 197.4 196.1 184.8 196.1 197.4 196.1 184.8

                                   TABLE V-21

                         PORT ARTHUR COKER COMPANY L.P.
                            REDUCED UTILIZATION CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,094.1  1,284.2  1,329.1  1,296.7  1,401.3  1,425.3  1,432.8  1,370.0
Total Chargestock Cost..    858.4  1,004.6  1,035.9  1,001.9  1,085.1  1,104.5  1,109.9  1,061.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    235.6    279.6    293.2    294.9    316.1    320.9    322.9    308.3
PMI Contract Coker Gross
 Margin
 Guarantee..............     41.6     18.6     (2.5)   (21.8)   (26.6)   (23.0)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    277.2    298.2    290.7    273.1    289.5    297.8    322.9    308.3
Variable Operating Ex-
 penses.................     26.5     27.9     28.5     28.0     29.1     28.9     29.6     29.0
Fixed Operating Ex-
 penses.................     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     81.9     84.7     86.8     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    195.3    213.5    203.9    189.6    201.8    208.7    230.3    216.2

Other Cash Items
Interest Income.........      1.7      2.5      3.3      3.0      2.1      2.3      3.6      5.2
Cash Taxes..............      --      (9.8)   (26.5)   (21.6)   (43.3)   (51.1)   (62.2)   (45.0)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      2.1      5.2      5.3      5.1      1.0     (6.1)    (0.6)    (0.6)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.1)   (14.2)   (25.6)   (26.3)   (51.0)   (71.7)   (70.1)   (57.4)

Cash Flow Available For
 Debt Service...........    191.2    199.4    178.2    163.3    150.8    137.1    160.3    158.7

Debt Service(1)
Interest/Financing Fees.     70.8     58.3     45.7     34.2     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     36.7     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     83.2    102.8     82.3     64.8     74.6     68.8     57.1     72.8

DSCR....................      2.3      1.9      2.2      2.5      2.0      2.0      2.8      2.2
Average.................      2.2
Minimum.................      1.9

Debt Amortization Sched-
 ule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7

Bank Debt
Interest Payment........     31.9     21.3     10.3      1.7
Principal Payment--
 Scheduled..............     12.4     35.8     15.8
Principal Payment--
 Sweep..................     85.4     72.4     71.9     31.3

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-22

                         PORT ARTHUR COKER COMPANY L.P.
                            REDUCED COKER YIELD CASE
                               CHARGES AND YIELDS

                               2001  2002  2003  2004  2005  2006  2007  2008
                               ----- ----- ----- ----- ----- ----- ----- -----
Products--Volume (bpd in
 thousands)
 DISTILLATES
  LS Diesel...................  38.3  40.6  40.8  38.5  40.8  40.6  40.8  38.5
  Jet Fuel....................  25.2  26.3  26.8  25.3  26.8  26.3  26.8  25.3
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Distillates.......  63.4  66.9  67.6  63.8  67.6  66.9  67.6  63.8
 LPG
  Propane.....................   1.1   1.1   1.2   1.1   1.2   1.1   1.2   1.1
  Isobutane...................   0.3   0.4   0.4   0.4   0.4   0.4   0.4   0.4
  Normal Butane...............   2.1   2.2   2.2   2.1   2.2   2.2   2.2   2.1
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--LPG...............   3.5   3.7   3.8   3.6   3.8   3.7   3.8   3.6
 UNFINISHED
  Coker Propane Propylene Mix.   2.0   2.1   2.2   2.0   2.2   2.1   2.2   2.0
  Coker Butane Butylene Mix...   1.5   1.5   1.6   1.5   1.6   1.5   1.6   1.5
  Penhex......................   9.1   9.5   9.7   9.1   9.7   9.5   9.7   9.1
  Virgin Diesel...............   7.0   6.6   7.4   7.0   7.4   6.6   7.4   7.0
  Naphtha--Sour...............  34.3  35.9  36.6  34.5  36.6  35.9  36.6  34.5
  Heavy Naphtha...............   3.7   3.8   4.0   3.7   4.0   3.8   4.0   3.7
  ULS VGO.....................  10.1  10.6  10.8  10.2  10.8  10.6  10.8  10.2
  VGO.........................  43.3  45.5  46.2  43.6  46.2  45.5  46.2  43.6
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Unfinished........ 111.0 115.6 118.4 111.6 118.4 115.6 118.4 111.6
 OTHER PRODUCTS
  Sulfur......................   1.2   1.3   1.3   1.2   1.3   1.3   1.3   1.2
  Coke........................  18.7  19.6  19.9  18.8  19.9  19.6  19.9  18.8
  Produced Fuel...............   4.3   4.3   4.4   4.2   4.4   4.3   4.4   4.2
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other Products....  24.2  25.2  25.7  24.2  25.7  25.2  25.7  24.2
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL PRODUCTS............... 202.2 211.3 215.5 203.1 215.5 211.3 215.5 203.1
Chargestocks--Volume (bpd in
 thousands)
 CRUDE
  Arab Lt.....................  37.7  39.5  40.2  37.9  40.2  39.5  40.2  37.9
  Maya........................ 150.9 157.8 160.9 151.7 160.9 157.8 160.9 151.7
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Crude............. 188.6 197.3 201.1 189.6 201.1 197.3 201.1 189.6
 OTHER CHARGESTOCKS
  GFU Feed....................   1.5   1.6   1.6   1.5   1.6   1.6   1.6   1.5
  Hydrogen....................   3.3   3.5   3.6   3.4   3.6   3.5   3.6   3.4
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other
   Chargestocks...............   4.9   5.1   5.2   4.9   5.2   5.1   5.2   4.9
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL CHARGESTOCKS            193.5 202.4 206.3 194.5 206.3 202.4 206.3 194.5

                                   TABLE V-23

                         PORT ARTHUR COKER COMPANY L.P.
                            REDUCED COKER YIELD CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,144.5  1,310.0  1,390.5  1,356.6  1,466.1  1,454.0  1,499.0  1,433.4
Total Chargestock Cost..    903.1  1,030.0  1,089.7  1,054.0  1,141.6  1,132.5  1,167.6  1,116.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    241.4    280.0    300.8    302.7    324.5    321.5    331.5    316.5

PMI Contract Coker Gross
 Margin
 Guarantee..............     43.8     19.0     (2.7)   (22.6)   (28.0)   (23.9)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    285.2    299.1    298.1    280.1    296.5    297.6    331.5    316.5

Variable Operating Ex-
 penses.................     26.5     27.9     28.5     28.0     29.1     28.9     29.6     29.0
Fixed Operating Ex-
 penses.................     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     81.9     84.7     86.8     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    203.3    214.4    211.3    196.6    208.8    208.5    238.9    224.3

Other Cash Items
Interest Income.........      1.8      2.6      3.2      3.1      2.1      2.3      3.6      5.3
Cash Taxes..............      --     (13.5)   (29.5)   (24.4)   (45.9)   (51.0)   (65.4)   (48.0)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      1.6      5.7      5.4      5.0      1.4     (6.4)    (0.7)    (0.7)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.5)   (17.2)   (28.5)   (29.2)   (53.2)   (71.7)   (73.3)   (60.4)

Cash Flow Available For
 Debt Service...........    198.8    197.2    182.8    167.4    155.6    136.7    165.5    163.9

Debt Service(1)
Interest/Financing Fees.     70.6     57.6     45.1     33.7     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     35.1     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     83.0    102.1     80.2     64.3     74.6     68.8     57.1     72.8
DSCR....................      2.4      1.9      2.3      2.6      2.1      2.0      2.9      2.3
Average.................      2.3
Minimum.................      1.9

Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7

Bank Debt
Interest Payment........     31.7     20.6      9.7      1.2
Principal Payment--
 Scheduled..............     12.4     35.8     14.2
Principal Payment--
 Sweep..................     91.3     71.3     76.9     23.1

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-24
                         PORT ARTHUR COKER COMPANY L.P.
                      REDUCED HYDROCRACKER CONVERSION CASE
                               CHARGES AND YIELDS

                               2001  2002  2003  2004  2005  2006  2007  2008
                               ----- ----- ----- ----- ----- ----- ----- -----
Products--Volume (bpd in
 thousands)
 DISTILLATES
  LS Diesel...................  37.6  39.9  40.1  37.8  40.1  39.9  40.1  37.8
  Jet Fuel....................  25.2  26.3  26.8  25.3  26.8  26.3  26.8  25.3
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Distillates.......  62.8  66.3  67.0  63.1  67.0  66.3  67.0  63.1
 LPG
  Propane.....................   1.1   1.1   1.1   1.1   1.1   1.1   1.1   1.1
  Isobutane...................   0.3   0.4   0.4   0.4   0.4   0.4   0.4   0.4
  Normal Butane...............   2.1   2.2   2.2   2.1   2.2   2.2   2.2   2.1
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--LPG...............   3.5   3.6   3.7   3.5   3.7   3.6   3.7   3.5
 UNFINISHED
  Coker Propane Propylene Mix.   2.1   2.2   2.2   2.1   2.2   2.2   2.2   2.1
  Coker Butane Butylene Mix...   1.5   1.6   1.6   1.5   1.6   1.6   1.6   1.5
  Penhex......................   9.0   9.4   9.6   9.0   9.6   9.4   9.6   9.0
  Virgin Diesel...............   7.3   7.0   7.8   7.4   7.8   7.0   7.8   7.4
  Naphtha--Sour...............  34.5  36.1  36.8  34.7  36.8  36.1  36.8  34.7
  Heavy Naphtha...............   3.5   3.6   3.7   3.5   3.7   3.6   3.7   3.5
  ULS VGO.....................  11.0  11.5  11.7  11.1  11.7  11.5  11.7  11.1
  VGO.........................  43.6  45.8  46.5  43.9  46.5  45.8  46.5  43.9
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Unfinished........ 112.5 117.1 120.0 113.1 120.0 117.1 120.0 113.1
 OTHER PRODUCTS
  Sulfur......................   1.2   1.3   1.3   1.2   1.3   1.3   1.3   1.2
  Coke........................  17.9  18.8  19.1  18.0  19.1  18.8  19.1  18.0
  Produced Fuel...............   4.3   4.3   4.4   4.2   4.4   4.3   4.4   4.2
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other Products....  23.5  24.4  24.9  23.4  24.9  24.4  24.9  23.5
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL PRODUCTS............... 202.3 211.4 215.5 203.1 215.5 211.4 215.5 203.2
Chargestocks--Volume (bpd in
 thousands)
 CRUDE
  Arab Lt.....................  37.7  39.5  40.2  37.9  40.2  39.5  40.2  37.9
  Maya........................ 150.9 157.8 160.9 151.7 160.9 157.8 160.9 151.7
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Crude............. 188.6 197.3 201.1 189.6 201.1 197.3 201.1 189.6
 OTHER CHARGESTOCKS
  GFU Feed....................   1.5   1.6   1.6   1.5   1.6   1.6   1.6   1.5
  Hydrogen....................   3.3   3.4   3.5   3.3   3.5   3.4   3.5   3.3
                               ----- ----- ----- ----- ----- ----- ----- -----
  SUBTOTAL--Other
   Chargestocks...............   4.8   5.0   5.1   4.8   5.1   5.0   5.1   4.8
                               ----- ----- ----- ----- ----- ----- ----- -----
 TOTAL CHARGESTOCKS........... 193.4 202.3 206.2 194.4 206.2 202.3 206.2 194.4

                                   TABLE V-25

                         PORT ARTHUR COKER COMPANY L.P.
                      REDUCED HYDROCRACKER CONVERSION CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,149.1  1,315.3  1,395.9  1,361.9  1,471.8  1,459.7  1,504.9  1,438.9
Total Chargestock Cost..    902.1  1,029.0  1,088.7  1,052.9  1,140.5  1,131.4  1,166.5  1,115.8
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    246.9    286.3    307.2    309.0    331.3    328.3    338.4    323.1
PMI Contract Coker Gross
 Margin Guarantee.......     43.8     19.0     (2.7)   (22.6)   (28.0)   (23.9)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    290.7    305.3    304.6    286.4    303.3    304.3    338.4    323.1
Variable Operating
 Expenses...............     26.5     27.9     28.5     28.0     29.1     28.9     29.6     29.0
Fixed Operating
 Expenses...............     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     81.9     84.7     86.8     83.5     87.7     89.1     92.6     92.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    208.8    220.6    217.7    202.9    215.6    215.2    245.8    230.9
Other Cash Items
Interest Income.........      1.9      2.7      3.1      3.1      2.1      2.3      3.6      5.3
Cash Taxes..............      --     (18.2)   (32.0)   (27.0)   (48.4)   (53.5)   (68.0)   (50.5)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      1.6      5.7      5.4      5.0      1.4     (6.4)    (0.7)    (0.7)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.4)   (21.8)   (31.2)   (31.8)   (55.7)   (74.2)   (75.9)   (62.9)
Cash Flow Available For
 Debt Service...........    204.3    198.8    186.5    171.1    159.8    140.9    169.9    168.1
Debt Service(1)
Interest/Financing Fees.     70.4     57.1     44.4     33.3     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     29.0     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     82.8    101.6     73.5     63.9     74.6     68.8     57.1     72.8
DSCR....................      2.5      2.0      2.5      2.7      2.1      2.0      3.0      2.3
Average.................      2.4
Minimum.................      2.0
Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7
Bank Debt
Interest Payment........     31.6     20.1      9.0      0.8
Principal Payment--
 Scheduled..............     12.4     35.8      8.1
Principal Payment--
 Sweep..................     95.7     72.4     84.8     15.2

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-26

                         PORT ARTHUR COKER COMPANY L.P.
                        20% OPERATING COST INCREASE CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Total Product Revenue...  1,150.2  1,316.5  1,397.4  1,363.4  1,473.3  1,461.2  1,506.4  1,440.4
Total Chargestock Cost..    903.2  1,030.1  1,089.8  1,054.1  1,141.7  1,132.6  1,167.7  1,117.0
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    247.0    286.4    307.5    309.3    331.6    328.6    338.7    323.4

PMI Contract Coker Gross
 Margin
 Guarantee..............     43.8     19.0     (2.7)   (22.6)   (28.0)   (23.9)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    290.8    305.4    304.8    286.7    303.6    304.6    338.7    323.4

Variable Operating Ex-
 penses.................     31.8     33.5     34.2     33.6     34.9     34.7     35.5     34.8
Fixed Operating Ex-
 penses.................     41.2     41.3     42.0     43.0     45.0     47.2     49.9     51.3
Lease Fees..............     31.6     32.2     32.8     33.6     34.2     34.8     35.5     36.4
Operating Fees..........     58.5     61.4     63.2     59.4     62.3     62.6     64.0     62.9
Processing Fees.........    (69.7)   (72.0)   (73.4)   (74.1)   (76.1)   (77.4)   (78.9)   (79.7)
G&A Expense.............      0.7      0.8      0.8      0.8      0.8      0.8      0.8      0.9
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........     94.1     97.1     99.5     96.3    101.0    102.8    106.8    106.5
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    196.7    208.3    205.3    190.4    202.6    201.9    231.9    216.9

Other Cash Items........
Interest Income.........      1.8      2.6      3.3      3.1      2.1      2.3      3.6      5.3
Cash Taxes..............      --      (8.1)   (27.0)   (21.8)   (43.5)   (48.5)   (62.8)   (45.3)
Mandatory Capex.........     (3.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Turnaround Expense......     (7.5)    (7.5)    (7.5)    (7.5)    (9.9)    (9.9)    (9.9)    (9.9)
Catalyst Adjustment.....      2.7     (2.1)     2.2     (2.9)     2.9     (2.9)     3.0     (3.1)
Other...................      1.6      5.7      5.4      5.0      1.4     (6.4)    (0.7)    (0.7)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................     (4.5)   (11.8)   (26.0)   (26.6)   (50.9)   (69.3)   (70.8)   (57.6)

Cash Flow Available For
 Debt Service               192.1    196.4    179.3    163.8    151.7    132.6    161.1    159.2

Debt Service(1)
Interest/Financing Fees.     70.9     58.3     45.9     34.3     28.2     22.4     16.8     11.1
Principal...............     12.4     44.5     36.7     30.6     46.4     46.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     83.2    102.8     82.6     64.9     74.6     68.8     57.1     72.8

DSCR....................      2.3      1.9      2.2      2.5      2.0      1.9      2.8      2.2
Average.................      2.2
Minimum.................      1.9

Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.6     30.1     27.2     22.9     17.1     11.5      5.8
Principal Payment.......      --       8.7     20.9     30.6     46.4     46.4     40.3     61.7

Bank Debt
Interest Payment........     31.9     21.2     10.5      1.8
Principal Payment--
 Scheduled..............     12.4     35.8     15.8
Principal Payment--
 Sweep..................     85.3     70.2     72.5     33.0

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-27

                         PORT ARTHUR COKER COMPANY L.P.
                           STAND-ALONE FORECAST CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007     2008
                          -------  -------  -------  -------  -------  -------  -------  -------
                                               (Dollars in Millions)
Product Revenue.........  1,409.4  1,544.4  1,631.6  1,635.4  1,773.2  1,759.0  1,814.7  1,730.8
Feedstock Cost..........  1,126.4  1,233.9  1,281.3  1,235.8  1,343.1  1,332.5  1,374.5  1,311.3
                          -------  -------  -------  -------  -------  -------  -------  -------
  Refinery Gross Margin.    283.0    310.5    350.3    399.6    430.1    426.5    440.2    419.5

PMI Contract Coker Gross
 Margin
 Guarantee..............     47.9     18.9     (2.7)   (22.2)   (28.1)   (32.6)     --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Gross Margin....    330.9    329.4    347.6    377.4    402.0    393.9    440.2    419.5

Fixed Costs.............     34.3     34.4     35.0     35.8     37.5     39.3     41.5     42.8
Variable Costs..........     27.0     28.4     29.0     28.5     29.6     29.5     30.1     29.5
Net Lease/Operating
 Fees...................     90.1     93.6     96.0     93.0     96.5     97.4     99.5     99.3
G&A Expenses + Mrkt
 Fees...................      4.2      4.2      4.2      4.2      4.2      4.2      4.2      4.2
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Expenses........    155.5    160.6    164.2    161.5    167.7    170.4    175.4    175.8
                          -------  -------  -------  -------  -------  -------  -------  -------
  Operating Cash Flow...    175.4    168.8    183.4    215.8    234.3    223.5    264.8    243.7

Other Cash Items
Interest Income.........      1.9      2.7      3.1      3.1      2.1      2.3      3.6      5.3
Turnaround Expense......      --      (1.2)    (0.4)   (28.5)     --      (1.5)    (0.1)   (37.7)
Mandatory CAPEX.........     (8.0)    (2.3)    (2.4)    (2.4)    (3.8)    (3.9)    (4.0)    (4.1)
Tax.....................    (13.8)     --     (10.1)   (22.2)   (48.8)   (52.5)   (70.9)   (53.2)
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Other Cash
   Items................    (20.0)    (0.8)    (9.8)   (50.1)   (50.6)   (55.5)   (71.4)   (89.7)

Required Maintenance Re-
 serve Acct.............      7.5      6.3      7.1    (21.0)     9.6      8.4      9.8    (27.8)

Cash Flow Available For
 Debt Service...........    147.8    161.7    166.5    186.7    174.2    159.6    183.6    181.9

Debt Service(1)
Interest/Financing Fees.     74.7     68.9     61.3     54.7     36.5     23.9     18.0     12.9
Principal...............     12.4     44.5     52.4    109.2     52.1     47.4     40.3     61.7
                          -------  -------  -------  -------  -------  -------  -------  -------
  Total Debt Service....     87.1    113.4    113.7    163.9     88.7     71.3     58.2     74.6

DSCR....................      1.7      1.4      1.5      1.1      2.0      2.2      3.2      2.4
Average DSCR............      1.9
Minimum DSCR............      1.1

Debt Amortization Sched-
 ule
Capital Markets
Interest Payment........     31.9     31.9     30.8     28.2     24.5     18.7     12.8      7.7
Principal Payment.......      --       8.7     20.9     29.6     46.4     47.4     40.3     61.7

Bank Debt
Interest Payment........     34.6     29.1     23.0     19.6      6.2
Principal Payments......     12.4     35.8     31.5     79.6      5.7
Mandatory Cash Sweep....      6.1     36.1     20.8     45.3     51.6

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.

                                   TABLE V-28

                         PORT ARTHUR COKER COMPANY L.P.
                           STAND-ALONE BACKCAST CASE
                        CASH FLOW AND DEBT AMORTIZATION

                           2001     2002     2003     2004     2005     2006     2007       2008
                          -------  -------  -------  -------  -------  -------  -------    -------
Historical Year            1989     1990     1991     1992     1993     1994     1995       1996
                                               (Dollars in Millions)
Product Revenue.........  1,635.3  2,121.7  1,836.9  1,670.6  1,613.5  1,480.8  1,587.4    1,830.2
Feedstock Cost..........  1,438.6  1,698.8  1,356.4  1,273.5  1,231.8  1,227.9  1,409.5    1,581.0
                          -------  -------  -------  -------  -------  -------  -------    -------
  Refinery Gross Margin.    196.8    423.0    480.5    397.1    381.6    252.9    177.8      249.1
PMI Contract Coker Gross
 Margin Guarantee.......     35.3    (39.2)     --       --       --       --       --         --
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Gross Margin....    232.1    383.7    480.5    397.1    381.6    252.9    177.8      249.1
Fixed Costs.............     23.7     24.8     25.8     27.1     29.2     31.3     32.3       32.0
Variable Costs..........     22.1     22.7     20.0     22.4     27.2     23.4     20.3       29.5
Net Lease/Operating
 Fees...................     77.7     79.2     80.5     75.7     77.3     78.4     81.4       79.6
G&A Expenses + Mrkt
 Fees...................      3.7      3.6      3.6      3.5      3.4      3.4      3.5        3.4
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Expenses........    127.2    130.3    129.8    128.7    137.1    136.5    137.5      144.5
                          -------  -------  -------  -------  -------  -------  -------    -------
  Operating Cash Flow...    104.8    253.4    350.7    268.4    244.5    116.3     40.3      104.6
Other Cash Items
Interest Income.........      2.3      3.0      3.8      3.4      2.4      2.6      3.9        5.7
Turnaround Expense......      --      (1.0)    (0.4)   (23.7)     --      (1.2)    (0.1)     (30.9)
Mandatory CAPEX.........     (7.1)    (2.0)    (2.0)    (2.0)    (3.1)    (3.2)    (3.3)      (3.3)
Tax.....................      --     (15.3)   (72.2)   (44.9)   (55.1)   (16.6)     --        (3.8)
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Other Cash
   Items................     (4.8)   (15.4)   (70.8)   (67.2)   (55.8)   (18.4)     0.5      (32.3)
Required Maintenance
 Reserve Acct...........      7.5      6.3      7.1    (21.0)     9.6      8.4               (27.8)
Cash Flow Available For
 Debt Service...........    100.1    238.0    279.9    201.2    188.7     97.9     40.9       72.3
Debt Service(1)
Interest/Financing Fees.     74.9     73.6     54.9     47.4     29.8     23.9     18.0       12.9
Principal...............     12.4     44.5     52.4     57.0     46.4     47.4     40.3       61.7
                          -------  -------  -------  -------  -------  -------  -------    -------
  Total Debt Service....     87.2    118.1    107.3    104.4     76.2     71.3     58.2       74.6
DSCR....................      1.1      2.0      2.5      2.1      2.4      1.3      0.7(2)     1.3
Average DSCR............      1.7
Minimum DSCR............      0.7
Debt Amortization
 Schedule
Capital Markets
Interest Payment........     31.9     31.9     30.8     28.2     24.5     18.7     12.8        7.7
Principal Payment.......      --       8.7     20.9     29.6     46.4     47.4     40.3       61.7
Bank Debt
Interest Payment........     34.9     33.6     17.1     13.7      0.1
Principal Payments......     12.4     35.8     31.5     27.4
Mandatory Cash Sweep....                      117.9     99.0      1.0

--------
(1) Annual debt service for a given year includes July 15 debt service for subject year and January 15 debt service for following year.
(2) Cash flow shortfall of $17.4 million. PMI Account fully funded at $50.0 million.

----------------
   APPENDIX A
----------------

DOCUMENTS REVIEWED

1.  Maya Crude Oil Contract between Clark and PMI, dated March 10, 1998

2. Existing Crude Oil Contract Between Clark and PMI, evergreen dated January 1, 1990

3. Marine Dock and Terminating Agreement with Sun for use of docks in Nederland, TX dated September 1, 1996

4. Air Products Hydrogen Supply Agreement, dated July 13, 1999 (substantially negotiated)

5. Coker Complex Ground Lease, revision August 4, 1999 (substantially negotiated)

6. Services and Supply Agreement, revision August 4, 1999 (substantially negotiated)

7. Ancillary Equipment Site Lease and Easement Agreement, August 4, 1999 (substantially negotiated)

8.  Product Purchase Agreement, August 4, 1999 (substantially negotiated)

9.  Contract for Engineering, Procurement and Construction Services, July 12,
    1999

10. Appendix A - Definitions to the Services & Supply Agreement; Product Purchase Agreement; Coker Complex Ground Lease; Ancillary Equipment Site Lease, August 4, 1999 (substantially negotiated)

11. Chevron Agreements

  a.Engineering Services Agreement dated March 10, 1999

  b.Proprietary Catalyst Supply Agreement dated March 18, 1999

  c.Guarantee Agreement dated April 9, 1999

12. Resumes of key project personnel

13. Foster Wheeler Monthly Status Reports, last reviewed report dated July 27, 1999

14. Submissions for Purvin & Gertz' data request list dated September 1998

15. Heavy Oil Upgrade Study presentation made to Blackstone by Clark, March 5, 1998

16. Foster Wheeler Process Design Book, April 1, 1998

17. Memorandum from Chevron to Clark dated August 24, 1998 on Hydrocracker
    Yields

18. Memorandum from Foster Wheeler to Clark dated July 1, 1998 on Coker Yields

19. Financial Model prepared by Clark, dated August 10, 1999

20. Letter from K. Isom of Clark to Purvin & Gertz addressing cost of changing refinery operation to a stand-alone mode, dated June 9, 1999.

21. Environmental Permits and Documentation, Environmental Safety Documentation

  a. Flexible Permit Number 6825A

  b. Permit Number 2303A

  c. Letter dated May 12, 1999 notifying change of ownership for Permit 2303A

  d. Letter from Black & Veatch LLP to Clark Refining and Marketing, Inc. regarding remediation cost estimate for refinery in expansion areas dated September 4, 1998.

  e. USEPA Region 6 Multi-Media Inspection Executive Summary Report dated May 21, 1997

  f. USEPA Region 6 RCRA Compliance Inspection Report dated May 1997

  g. Chevron/Clark Agreement Article 12 Environmental Corrective Action, Indemnification and Limitation of Claims

  h. Letter No. 4610-2.17-C034 from Clark Refining & Marketing, Inc. to Purvin & Gertz, Inc. regarding Clark Refining & Marketing Inc Heavy Oil Upgrade Project Clark Safety Information dated April 15, 1999

22. Engineering Procurement, and Construction Agreement on a Reimbursable Basis--Heavy Oil Upgrade Project between Clark and Foster Wheeler dated March 24, 1998.

23. Foster Wheeler Heavy Oil Upgrade Project Estimate Summary, Revision 1 dated March 23, 1999

24. First amendment and supplement to the Maya crude oil sales agreement, revision August 4, 1999

25. Marine Dock and Terminaling Agreement between Sun Pipe Line /Company and Clark Refining & Marketing, Inc., revision July 12, 1999

                                                                         ANNEX C


--------------------------------------------------------------------------------
                         CRUDE OIL AND REFINED PRODUCT
                                MARKET FORECAST

--------------------------------------------------------------------------------


                                 Prepared For:

                         PORT ARTHUR COKER COMPANY L.P.


                        [LOGO OF PURVIN AND GERTZ INC.]

                        Dallas -- Houston -- Los Angeles
                 London -- Calgary -- Buenos Aires -- Singapore

July 13, 1999                                                         T.J.
                                                                      Manning
                                                                      K.E.
                                                                      Noack

                               TABLE OF CONTENTS

I.  INTRODUCTION ............................................................  1

II. SUMMARY AND CONCLUSIONS .................................................  2

     LIGHT/HEAVY DIFFERENTIAL............................................  3
     HEAVY CRUDE OIL AVAILABILITY........................................  4
     PRODUCT DEMAND......................................................  5
     REFINERY MARGINS....................................................  5

III. WORLD PETROLEUM SUPPLY/DEMAND BALANCE ..................................  6
     WORLD PETROLEUM DEMAND..............................................  6
            OECD DEMAND...................................................... 6
            NON OECD PETROLEUM DEMAND........................................ 7
     OPEC AND THE PETROLEUM SUPPLY/DEMAND BALANCE......................... 7
            RECENT TRENDS IN THE WORLD PETROLEUM SUPPLY/DEMAND BALANCE....... 8
     WORLD PETROLEUM SUPPLY/DEMAND BALANCE METHODOLOGY.................... 8
     WORLD PETROLEUM SUPPLY/DEMAND BALANCE FORECAST....................... 8

IV. U.S. ENERGY AND PETROLEUM DEMAND ........................................ 16
     UNITED STATES PETROLEUM DEMAND...................................... 16
     U.S. MOTOR FUEL DEMAND FORECASTS.................................... 17
            METHODOLOGY..................................................... 17
            REGIONAL TRAVEL................................................. 18
            VEHICLE EFFICIENCIES............................................ 19
            NON-HIGHWAY FUEL USE ADJUSTMENTS................................ 19
            ALTERNATIVE FUELS............................................... 20
            U.S. GASOLINE DEMAND............................................ 20
            DIESEL/NO. 2 FUEL OIL........................................... 23
            U.S. AVIATION FUELS............................................. 24
            U.S. RESIDUAL FUEL OIL.......................................... 24
            U.S. ASPHALT.................................................... 25
            U.S. COKE....................................................... 26
            U.S. OTHER PRODUCTS............................................. 26

V.  HEAVY CRUDE OIL AVAILABILITY ............................................ 27
     HEAVY CRUDE OIL PRODUCTION.......................................... 27
     SUPPLY OF HEAVY CRUDE OIL TO THE PROJECT............................ 28
            MEXICAN CRUDE OIL PRODUCTION.................................... 28
                MAYA CRUDE OIL.............................................. 29
     ALTERNATE SOURCES OF HEAVY CRUDE OIL SUPPLY......................... 30
            VENEZUELA....................................................... 30
     HEAVY CRUDE BALANCES................................................ 32

VI. DIVERSION RISKS.......................................................... 39
     PRODUCTION CHANGES.................................................. 39
     MARKETING OPPORTUNITIES............................................. 39
            U.S. CRUDE OIL IMPORTS.......................................... 40
            MAJOR CUSTOMERS................................................. 40
     STRUCTURAL IMPEDIMENTS.............................................. 41
            PHYSICAL LIMITATIONS............................................ 41
            OWNERSHIP LIMITATIONS........................................... 41

            GEOGRAPHICAL CONSTRAINTS........................................ 41
     MAJOR FACTORS LIMITING MARKET PENETRATION BY PEMEX.................. 41
            REFINERY COMPLEXITY REQUIREMENT................................. 41
            HIGH LEVEL OF SOUR CRUDE OIL CAPACITY UTILIZATION OF EXISTING
                REFINERIES.................................................. 41
            STRATEGIC AFFILIATIONS OF COMPETING PRODUCERS................... 42
            VENEZUELAN EXTRA HEAVY OIL PROJECTS............................. 42
            ALTERNATIVE CRUDE SUPPLY........................................ 42

VII. CRUDE OIL PRICING AND LIGHT/HEAVY DIFFERENTIAL ......................... 50
     CRUDE OIL PRICING................................................... 50
     LIGHT/HEAVY DIFFERENTIAL............................................ 50
            FACTORS THAT AFFECT THE LIGHT/HEAVY DIFFERENTIAL................ 50
            RECENT TRENDS IN THE CONVERSION CAPACITY SUPPLY/DEMAND BALANCE.. 51
     RECENT TRENDS IN THE LIGHT/HEAVY DIFFERENTIAL....................... 53
            VOLATILITY OF THE LIGHT/HEAVY DIFFERENTIAL...................... 53
            LIGHT/HEAVY DIFFERENTIAL FORECAST............................... 55
     USGC REFINERY MARGINS............................................... 55
            DRIVERS OF REFINERY PROFITABILITY............................... 56
                CAPACITY UTILIZATION........................................ 58
                COMMODITY DRIVEN CYCLES..................................... 58
                MARGIN FORECAST FOR LLS CRACKER............................. 59
                REFINERY MARGINS............................................ 59
     USGC PRODUCT PRICES................................................. 60
            GASOLINE........................................................ 60
                CONVENTIONAL GRADES......................................... 60
                REFORMULATED GASOLINE....................................... 61
     DISTILLATE FUELS.................................................... 61
                STANDARD DISTILLATE......................................... 61
                LOW SULFUR DIESEL........................................... 62
            RESIDUAL FUEL OIL............................................... 62
     TABLES............................................................   ii
     FIGURES...........................................................  iii

TABLES

III-1 INTERNATIONAL PETROLEUM DEMAND ........................................ 12
III-2 INTERNATIONAL PETROLEUM SUPPLY ........................................ 13
III-3 INTERNATIONAL PETROLEUM SUPPLY/DEMAND BALANCE ......................... 14
III-4 MAXIMUM SUSTAINABLE CAPACITY .......................................... 15

IV-1 UNITED STATES ENERGY BALANCE ........................................... 17
IV-2 UNITED STATES REFINED PRODUCT BALANCE .................................. 22
V-1  WORLD CRUDE OIL PRODUCTION BY REGION AND TYPE .......................... 34
V-2  MEXICAN CRUDE OIL BALANCES ............................................. 36
V-3  VENEZUELAN CRUDE OIL BALANCES .......................................... 37
V-4  TOTAL U.S. HEAVY SOUR CRUDE OIL SUPPLY/DEMAND .......................... 38

VI-1 SOUR CRUDE OIL IMPORTS ................................................. 43
VI-2 SOUR CRUDE IMPORTS BY SOURCE ........................................... 44
VI-3 1997 SOUR CRUDE CAPACITY UTILIZATION ................................... 46
VI-4 1996 SOUR CRUDE CAPACITY UTILIZATION ................................... 47
VI-5 MEXICO SOUR CRUDE IMPORTERS ............................................ 49

VII-1 INTERNATIONAL CRUDE OIL PRICES (CURRENT $/B) .......................... 63
VII-2 INTERNATIONAL CRUDE OIL PRICES (FORECAST 1999 $/B) .................... 64
VII-3 U.S. GULF COAST LIGHT SWEET CRUDE MARGINS (CURRENT $/B) ............... 65
VII-4 U.S. GULF COAST LIGHT SWEET CRUDE MARGINS (FORECAST 1999 $/B) ......... 66
VII-5 U.S. GULF COAST SOUR CRUDE MARGINS (CURRENT $/B) ...................... 67
VII-6 U.S. GULF COAST SOUR CRUDE MARGINS (FORECAST 1999 $/B) ................ 68
VII-7 U.S. PRODUCT PRICES (CURRENT $/B) ..................................... 69
VII-8 U.S. PRODUCT PRICES (FORECAST 1999 $/B) ............................... 70

FIGURES

II-1 WTI CUSHING CRUDE OIL PRICE.............................................  2
II-2 OPEC CRUDE PRODUCTION...................................................  3
II-3 WTI CUSHING MINUS MAYA FOB MEXICO.......................................  4
II-4 RELATIVE MARGIN INDICATOR FOR 29 USGC REFINERIES (PPI)..................  5

III-1 NON-OECD AND FSU DEMAND GROWTH ......................................... 7
III-2 WORLD CRUDE PRODUCTION ................................................. 9
III-3 OPEC CRUDE PRODUCTION ................................................. 10
III-4 OPEC CRUDE PRODUCTION AND QUOTA ....................................... 11

V-1  MEXICO CRUDE PRODUCTION ................................................ 28
V-2  MEXICO CRUDE EXPORTS ................................................... 29
V-3  VENEZUELA CRUDE PRODUCTION ............................................. 31
V-4  VENEZUELA CRUDE EXPORTS ................................................ 31

VII-1 WORLD CONVERSION CAPACITY CHANGES ..................................... 52
VII-2 U.S. CONVERSION CAPACITY CHANGES ...................................... 52
VII-3 WTI CUSHING MINUS MAYA FOB ............................................ 53
VII-4 WTI CUSHING MINUS MAYA FOB MEXICO (6 MONTH MOVING AVERAGE) ............ 54
VII-5 WTI CUSHING MINUS MAYA FOB MEXICO ..................................... 55
VII-6 RELATIVE MARGIN INDICATOR FOR 29 USGC REFINERIES (PPI) ................ 56
VII-7 USGC LLS CRACKING MARGINS AFTER VARIABLE COSTS ........................ 57
VII-8 USGC LLS CRACKING VARIABLE COST MARGIN ................................ 57

                                I. INTRODUCTION

  Purvin & Gertz, Inc. has been retained as Market Consultant to provide a long term crude oil and refined product forecast to be utilized in evaluating the Clark Refining and Marketing, Inc. ("Clark") heavy oil upgrade project ("Upgrade Project") to be constructed at Clark's Port Arthur, Texas refinery. The new process units (coker, hydrocracker, sulfur recovery) and certain offsites are to be constructed by Port Arthur Coker Company L.P. ("PACC") while other modifications to existing units and certain offsites construction will be carried out by Clark. The Upgrade Project is designed to process primarily Mexican Maya crude oil. This study provides an outlook for crude oil and refined products supply, demand and pricing. In addition, a discussion of heavy crude oil availability is provided, along with an analysis of the risk of diversion of Maya crude away from the Upgrade Project.

  Purvin & Gertz understands that this report may be provided to various banking institutions, initial purchasers of the $255 million Port Arthur Finance Corp. 12.5% Senior Notes due 2009, ratings agencies and insurance companies in the course of securing financing. Purvin & Gertz also understands that this report may be included as an Appendix to an Offering Memorandum relating to the offer and sale of debt securities. Purvin & Gertz consents to this report being provided to such entities and included in such documents, subject to all limitations expressed therein and provided that such third parties acknowledge and accept the statement of care and limitations of rights and remedies in Purvin & Gertz' Standard Terms and Conditions.

  Purvin & Gertz conducted this analysis and prepared this report utilizing reasonable care and skill in applying methods of analysis consistent with normal industry practice. Purvin & Gertz has not addressed potential year 2000 recognition problems in this analysis and the results assume zero impact from year 2000 recognition problems. All results are based on information available at the time of review. Changes in factors upon which the review is based could affect the results. Forecasts are inherently uncertain because of events or combinations of events which cannot reasonably be foreseen including the actions of government, individuals, third parties and competitors. NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY.

  Some of the information on which this report is based is from the following publicly available industry and government statistical publications: Platt's Oilgram News, Oil & Gas Journal Database Memoria de Labores published by PEMEX and Petroleum Intelligence Weekly and information from the U.S. Department of Energy. Purvin & Gertz has utilized and relied upon such information without verification and has assumed such information is accurate and correct in preparation of this report. Accordingly, Purvin & Gertz makes no representation or warranty as to the accuracy or adequacy of such information.

                          II. SUMMARY AND CONCLUSIONS

  The overall level of crude oil prices is set by the cost of production and supply/demand pressures. If the price is too high, the supply will increase because of the economic attractiveness of developing new reserves or producing existing reserves at higher rates. At the same time, demand is decreased by use of alternative fuels such as coal, natural gas, or nuclear energy, and/or by conservation efforts. The resulting imbalance of supply versus demand forces prices back down. In the same manner, if the price is too low, demand is stimulated, alternative energy supply development is constrained, and adding new reserves becomes less economical. Ultimately, the low prices cause demand to approach capacity limits on production, and the resulting competition for supply drives prices back up.

  Since the crude oil price crash in 1986, the price of crude has fluctuated around $20.00 per barrel. (Figure II-1). Prices increased in 1990/91 due to the Gulf War, slowly declined through 1994, increased again in 1995/96 as strong demand in Asia outstripped crude production increases. One of the key factors was delays in bringing on new crude production in the North Sea.



              [GRAPHIC OF FIGURE 11-1-WTI CUSHING CRUDE OIL PRICE]

  The price of crude oil was beginning to slip in 1997 (Figure II-1) even before the full impact of the Asian Financial Crisis was felt as a result of growth in non-OPEC supplies and over production by OPEC with the return of Iraq. Crude prices continued to weaken throughout 1998 and averaged $11.28 per barrel in December. Prices are increasing in 1999 on the strength of the agreement by OPEC and a few non-OPEC producers to reduce crude production. The price of WTI averaged about $18.00 per barrel in June.

  We estimate that OPEC production would have to be constrained to around 80% of capacity (Figure II-2) to bring the market back into balance. The propensity for OPEC members to overproduce is high, so downward pressure will be there until demand grows requiring OPEC to produce at 85 to 90% of capacity. As shown, it will be around 2005 before OPEC production will be back up to 90% of capacity.



                 [GRAPHIC OF FIGURE 11-2-OPEC CRUDE PRODUCTION]

  The absolute level of crude prices has a very direct impact on the feasibility of the upstream business but crude price differentials have a larger impact on the economics of refinery conversion projects. The heavy/light differential in this report is expressed as the differential between WTI at Cushing and Maya fob Mexico.

LIGHT/HEAVY DIFFERENTIAL

  . The light/heavy differential is the result of a complex balance of a number of factors, such as:

   -- Absolute and relative demand for light and heavy products.

   -- Supply of heavy crude oil.

   -- Conversion capacity supply/demand balance.

  . In the time period of August 1987 to December 1998, the WTI/Maya differential averaged $5.70/bbl based on Platt's Oilgram Price Report weekly quotes.

  . For the time period from January 1988 to March 1999, the six-month period moving average of the light/heavy differential ranged from a high of $8.90 to a low of $3.76, with an average of $5.83.


  . Low oil prices and reduced supplies of heavy oil relative to conversion capacity have caused the differential to narrow in late 1998/early 1999. Despite these adverse conditions, the light/heavy differential averaged about $5.00 per barrel over the past six months.

  . Purvin & Gertz expects the light/heavy differential to widen from 2000 to 2005, and then remain relatively stable for the remainder of the forecast period. The differential will widen due to a number of factors, such as:

   --A rise in the price of crude oil. All other things being equal, when the price of crude oil rises the light/heavy differential will tend to widen.

   --Resurgence of strong product demand in Asia, filling conversion capacity.

   --Increase in the rate of development of heavy oil reserves in Mexico, Venezuela, and Canada will rapidly increase overall heavy feedstock availability and overwhelm conversion capacity.

  . Purvin & Gertz forecasts the light/heavy differential over the 2000 to 2020 time period to average $6.51 per barrel in real terms and $8.18 per barrel in nominal terms (Figure II-1). While there can be considerable volatility in the light/heavy differential, the market fundamentals suggest a widening light/heavy differential which will be beneficial to the Upgrade Project.





           [GRAPHIC OF FIGURE 11-3-WTI CUSHING minus MAYA FOB MEXICO]

HEAVY CRUDE OIL AVAILABILITY

  . Purvin & Gertz expects adequate supplies of heavy crude oil to be available to the Upgrade Project throughout the forecast period, given that heavy crude production is concentrated in the Western Hemisphere and that we expect production to increase substantially over the life of the Upgrade Project.

  . The Upgrade Project has been designed to process Maya produced by PEMEX.
    Purvin & Gertz expects Maya to be abundant given PEMEX's reserves, production levels and plans to expand production.

  . If the Maya crude is diverted from the Upgrade Project, there are alternative supplies. Although most of the other heavy crude supplies are generally heavier than Maya (22API), they are still heavy crudes that could be used effectively in the new coker.

   --Contracts for Venezuela heavy crude could probably be obtained since
    Venezuela plans to significantly increase their supply of heavy crude after 2000.

   --Contracts for Neutral Zone crude (18API) could probably be obtained since the producers (Saudi Arabia and Kuwait) are having difficulty placing its growing supplies.

  . The risk of diversion of the Maya crude contracted to be used in the Upgrade Project, is minimal for the following reasons:

   --A program to significantly expand production of Maya is currently underway and the extra supply will be difficult to place in the market due to the limited capacity of complex refineries required to process it.

   --The netback for heavy crude shipments to Europe or Asia is low related to U.S. Gulf Coast deliveries.

   --Heavy crude is run in complex high conversion refineries and the highest concentration of this type of refinery is found in the U.S. Gulf Coast.

   --The demand for heavy crude outside the U.S. is small and relates primarily to asphalt manufacture; Purvin & Gertz does not expect this to change during the forecast period.

   --About 75% of the refinery capacity in PADDs I-III is designed for light sweet and light sour crude. The light sweet refineries can not run heavy, high sulfur crude like Maya due to metallurgy and product specifications. The light sour refineries already run as heavy a slate as is practical.

   --A heavy crude producer with an equity position in a refinery will choose to run its own crude rather than purchasing from others such as Mexico. PDVSA has equity ownership of over 900,000 B/D of refining capacity in the U.S. (about 30% of the total heavy oil refinery capacity in PADDs I-III) and is following an aggressive strategy to secure markets for its heavy crude in competition with Mexico.

   --Although Mexico could decide to participate in heavy oil export cutbacks, the cutbacks are not likely to be large and would be prorated over all of its customers. Recently, announced cutbacks have been in the 100,000 to 125,000 B/D range or about 10% of exports. The Upgrade Project would not be materially affected by cuts of this magnitude.

PRODUCT DEMAND

  . Product demand growth varies from year to year but generally averages less than 2% annually. Gasoline growth is the key to overall product growth since the product accounts for 40 to 50% of the total. Jet fuel is the fastest growing product but total demand is relatively small

                         U.S. PETROLEUM PRODUCT DEMAND
                           (Million Barrels per Day)

                                                                                Annual %
                                                                                 Change
                                                                                 1998-
                          1995  1996  1997  1998  1999  2000  2005  2010  2015    2015
                          ----- ----- ----- ----- ----- ----- ----- ----- ----- --------
Motor Gasoline..........   7.79  7.89  8.02  8.20  8.39  8.51  8.89  9.42  9.68   0.98
Kerosene/Jet Fuel.......   1.55  1.64  1.66  1.65  1.70  1.74  1.94  2.13  2.31   1.99
Distillate..............   3.21  3.37  3.44  3.44  3.55  3.65  4.03  4.43  4.83   2.02
Residual Fuel Oil.......   0.85  0.85  0.80  0.82  0.81  0.81  0.78  0.76  0.75  -0.49
Other Products..........   4.33  4.56  4.71  4.57  4.58  4.63  5.01  5.27  5.49   1.09
 Total Demand...........  17.72 18.30 18.62 18.68 19.03 19.35 20.64 22.01 23.06   1.25
Growth, %                  0.03  3.27  1.72  0.31  1.89  1.65  1.30  1.29  0.94

REFINERY MARGINS

  . Purvin & Gertz expects refinery margins for heavy sour crude processors to be significantly higher than for light sweet crude refineries. The Upgrade Project will move Clark's Port Arthur refinery into the top tier of Gulf Coast refineries (Figure II-4).




[GRAPHIC OF FIGURE 11-4-RELATIVE MARGIN INDICATOR FOR 29 USGC REFINERIES (PPI)]

                   III. WORLD PETROLEUM SUPPLY/DEMAND BALANCE

  The outlook for the world petroleum supply/demand balance is a key input into the forecast of crude oil prices and differentials. A discussion of the historical trends and expected future supply/demand balances is provided in this section.

WORLD PETROLEUM DEMAND

  The following table summarizes our outlook for world petroleum demand by key regions of the world.

                             WORLD PETROLEUM DEMAND
                           (Million Barrels per Day)

                                                                     PROJECTED
                                                       -------------------------------------
                         1990  1995  1996  1997  1998  1999  2000  2005  2010   2015   2020
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
OECD Demand
 United States.......... 16.99 17.72 18.30 18.62 18.86 19.24 19.57 21.12 22.43  23.51  24.33
 U.S. Territories.......  0.25  0.25  0.22  0.19  0.20  0.22  0.23  0.24  0.25   0.27   0.28
 Canada.................  1.71  1.81  1.87  1.94  2.00  2.01  2.03  2.12  2.19   2.26   2.31
 Mexico.................  1.76  1.82  1.90  1.94  2.05  2.07  2.10  2.23  2.36   2.49   2.58
 OECD Europe............ 13.17 14.60 14.87 15.01 15.22 15.45 15.72 16.41 17.04  17.67  18.32
 Japan..................  5.29  5.71  5.76  5.71  5.51  5.53  5.66  6.21  6.67   7.12   7.52
 Republic of Korea......  1.04  2.01  2.13  2.29  1.93  1.96  2.01  2.45  2.75   2.95   3.13
 Australia/New Zealand..  0.83  0.96  0.94  0.95  0.95  0.98  1.00  1.08  1.15   1.22   1.28
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total OECD............. 41.04 44.88 45.99 46.66 46.72 47.45 48.32 51.86 54.85  57.46  59.75
 OECD Growth,  %........  0.92  1.14  2.48  1.44  0.14  1.57  1.83  1.14  1.06   0.89   0.71
Non-OECD Demand
 FSU (Former Soviet
  Union)................  8.40  4.75  4.60  4.61  4.33  4.37  4.43  5.05  6.08   7.31   8.39
 Eastern Europe.........  1.05  0.70  0.74  0.78  0.80  0.82  0.84  0.95  1.10   1.28   1.43
 China..................  2.32  3.33  3.67  4.09  4.16  4.28  4.50  5.86  6.89   7.97   8.87
 Africa.................  1.94  2.20  2.24  2.32  2.32  2.35  2.40  2.61  2.79   2.97   3.10
 Latin America..........  3.41  4.12  4.27  4.43  4.58  4.71  4.83  5.33  5.79   6.25   6.62
 Other Asia.............  4.40  5.96  6.42  6.63  6.62  6.72  7.05  8.67 10.07  11.48  12.65
 Middle East............  3.23  4.04  4.17  4.23  4.27  4.33  4.45  5.00  5.48   5.96   6.35
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Non-OECD......... 24.75 25.10 26.10 27.08 27.08 27.58 28.50 33.46 38.20  43.23  47.42
 Non-OECD Growth,  %....  0.32  3.64  4.02  3.73  0.02  1.82  3.33  2.88  2.62   2.52   1.50
 Total World Demand..... 65.79 69.98 72.10 73.73 73.80 75.03 76.82 85.32 93.05 100.69 107.17
 World Growth,  %.......  0.70  2.02  3.03  2.27  0.09  1.66  2.38  1.82  1.69   1.58   1.06

  OECD DEMAND

  OECD regional petroleum demand growth averaged 1.9% from 1990 to 1997. OECD figures now formally include Mexico, Republic of Korea, the Czech Republic and Poland. World petroleum demand growth in 1996, helped by a cold winter, averaged about 3% or 2 million B/D. Demand grew 2.3% in 1997, gaining 1.6 million B/D. With a mild winter, OECD growth in 1997 was just above 1.4%, whereas, in 1998, growth dropped to nearly zero due primarily to the financial turmoil in Asia. Purvin & Gertz expects U.S. demand to grow at about 1.5% through 2005, but to taper off to about 1% through the remainder of the forecast period. Purvin & Gertz expects Western Europe growth to be slightly less robust than the U.S. but will still average above 1% throughout the forecast period.

  Without the important influence of Asian growth, world demand growth was nil in 1998. We expect OECD petroleum demand growth to be moderate through the forecast period, rising about 1.3% through 2005 and slowing to the 1% range. This projection assumes rising prices, slowing population growth and softening economic growth through 2000.

  NON OECD PETROLEUM DEMAND

  On the other hand, non-OECD petroleum demand growth (ex FSU) approached 5% per year over the 1990 to 1997 period. Petroleum demand in the FSU collapsed during the early 1990s, pulling down the total non-OECD trend (Figure III-1). However, demand now appears to be stabilizing in that area although weakness due to the current financial problems will continue in the near term. This has resulted in total world growth rates rising in recent years.

  As a result of the Asian financial crisis, Asian demand declined in 1998 whereas Asian growth from 1990 to 1997 contributed 5.8 million B/D to the total world growth of 7.9 million B/D or 73% of the world increase. Asia's growth averaged 5.1% per year.



            [GRAPHIC OF FIGURE 111-1-NON-OECD AND FSU DEMAND GROWTH]

OPEC AND THE PETROLEUM SUPPLY/DEMAND BALANCE

  The following table summarizes our outlook for the world petroleum supply/demand balances and the impact we expect OPEC to have on the balance.

                     WORLD PETROLEUM SUPPLY/DEMAND BALANCE
                           (Million Barrels per Day)

                                                                     PROJECTED
                                                       -------------------------------------
                         1990  1995  1996  1997  1998  1999  2000  2005  2010   2015   2020
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
Petroleum Demand
 OECD................... 41.04 44.88 45.99 46.66 46.72 47.45 48.32 51.86 54.85  57.46  59.75
 Non-OECD............... 24.75 25.10 26.10 27.08 27.08 27.58 28.50 33.46 38.20  43.23  47.42
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total World Demand..... 65.79 69.98 72.10 73.73 73.80 75.03 76.82 85.32 93.05 100.69 107.17
 Demand Growth, %.......  0.70  2.02  3.03  2.27  0.09  1.66  2.38  1.82  1.69   1.58   1.06

Petroleum Supply
 OPEC Crude............. 22.40 25.18 26.13 26.94 27.83 26.50 26.38 33.02 36.94  42.60  46.38
 OPEC NGL...............  1.28  1.51  1.50  1.59  1.70  1.70  1.80  1.95  2.21   2.58   2.99
 OPEC Condensates.......  0.70  0.80  0.89  1.04  1.09  1.10  1.25  1.35  1.56   1.81   2.09
 NON-OPEC Crude......... 37.46 36.43 37.30 38.00 38.18 39.22 39.96 40.77 42.86  43.25  43.90
 Non-OPEC NGL...........  3.29  3.81  3.92  3.99  4.05  4.22  4.54  5.06  5.85   6.50   6.93
 Non-OPEC Condensates...  0.24  0.47  0.54  0.59  0.61  0.63  0.75  1.06  1.32   1.53   1.76
 Process Gain/Other(1)..  1.85  2.04  2.13  2.15  2.18  2.25  2.29  2.42  2.59   2.71   1.65
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total World Supply..... 67.22 70.24 72.40 74.29 75.64 75.63 76.96 85.62 93.34 100.98 107.38

 Inventory, Build/Draw..  1.43  0.27  0.31  0.56  1.83  0.59  0.14  0.30  0.30   0.28   0.21

--------
Notes: (1) Sum of process gain and other hydrocarbon supplies including non-petroleum synthetics and oxygenates.

  RECENT TRENDS IN THE WORLD PETROLEUM SUPPLY/DEMAND BALANCE

  OPEC crude oil production bottomed in 1985 at only 16 million B/D as demand growth remained flat and non-OPEC supplies continued to grow with high crude oil prices. This trend intensified competitive pressures to the breaking point and world petroleum prices collapsed in early 1986. The collapse resulted in a reversal of both demand and non-OPEC supply trends. The lower prices enhanced demand internationally and non-OPEC crude oil production, especially in the U.S., decreased as a result of the change. Thus, demand for OPEC crude benefited from both sides of the balance.

  By 1990, OPEC output had increased to 23.2 million B/D, a 48% increase relative to the low point in 1985. The growth over that period benefited significantly from the shock effect of the price change and it was enhanced by strong economic growth in most regions of the world.

  In 1998/99, demand for OPEC crude declined significantly as a result of Asia financial crisis and continued growth in non-OPEC crude. In response to decreased world demand for OPEC crude oil, OPEC members entered into a production limitation agreement in 1998 intended to reduce production in an attempt to maintain stable prices through the end of the decade.

WORLD PETROLEUM SUPPLY/DEMAND BALANCE METHODOLOGY

  Given the projected outlook for petroleum demand, a world petroleum balance can be derived by balancing the projected availability of crude oil and other petroleum supplies from non-OPEC suppliers against anticipated OPEC crude oil production. This methodology assumes that non-OPEC suppliers will produce to their maximum capability in the longer term. The detailed supply balances and projections are shown in Tables III-1 through III-3.

WORLD PETROLEUM SUPPLY/DEMAND BALANCE FORECAST

  While economic growth will continue and petroleum demand will be robust, OPEC crude oil requirements are expected to decline in the near term due to the rapid increases in non-OPEC output and other supplies through the end of this decade. The Asian downturn will have a particularly negative effect on demand over the next several years. As a result, short term upward price pressure should be non-existent.

  In the longer term, increasing demand and a slower rise in non-OPEC output will allow OPEC countries to once again regain market share (Figure III-2). We expect that future OPEC capacity will be sufficient to accommodate our forecast of increased crude oil demands at the forecast price levels. We anticipate that most of this increased OPEC production will come from the large reserve-base countries in the Middle East and Venezuela. Our forecast also is predicated on non-OPEC supplies increasing to the levels shown in our balances (Table III-2) with OPEC supplies expanding at a rate such that OPEC is able to operate between 90% and 95% of its production capacity.



                [GRAPHIC OF FIGURE 111-2-WORLD CRUDE PRODUCTION]

  Figure III-3 shows our forecast for OPEC crude oil production, expected maximum productive capacity, and the implied utilization rate of this capacity. The lower line represents capacity utilization of 80%. When the utilization rate is high, upward price pressure is likely to result. On the other hand, if production requirements fall to below 80%, as occurred during the early 1980s and again in 1998, then crude prices tend to be volatile and weaken significantly. Currently, production requirements are below 80% and we expect them to remain at these levels through this decade, improving only beyond that point.



                [GRAPHIC OF FIGURE 111-3-OPEC CRUDE PRODUCTION]


  Our present assumptions regarding individual OPEC country production capacities over the forecast period are shown in Table III-4. Capacity expansion plans are constantly changing depending on pricing trends, budgetary considerations and financing availability. Saudi Arabia's plans over the last few years have been moderated strongly due to budgetary considerations and our outlook reflects a conservative growth pattern for total capacity. Saudi Arabia is concentrating on capacity of highest value crudes. We believe Saudi Arabia will try to maintain extra capacity relative to total OPEC requirements as a buffer to potential political events. Due to the increase in demand and easing non-OPEC production increases in the outer years, it may eventually become more difficult for Saudi Arabia to achieve the desired buffer level, tightening the market and increasing OPEC utilization. We have reflected this in our forecast.

  Purvin & Gertz uses these production capacities, along with anticipated OPEC production quotas, as a guideline to determine the projected production of each country. Historically, output from many OPEC countries (with the exception of Saudi Arabia, Kuwait and the UAE) has exceeded the quota levels (Figure III-4). OPEC crude production is being constrained in the short term by agreements to cut production, rather than new quotas. In March 1999, OPEC (excluding Iraq) agreed to cut production to 22.965 million B/D. OPEC appears to be producing very close to these targets.



           [GRAPHIC OF FIGURE 111-4-OPEC CRUDE PRODUCTION AND QUOTA]

                                  TABLE III-1

                         INTERNATIONAL PETROLEUM DEMAND
                           (Million Barrels Per Day)

                                                                                Projected
                                                Est.  -------------------------------------------------------------
                        1990  1995  1996  1997  1998  1999  2000  2001  2002  2003  2004  2005  2010   2015   2020
OECD DEMAND             ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
United States.........  16.99 17.72 18.30 18.62 18.86 19.24 19.57 19.88 20.18 20.49 20.80 21.12 22.43  23.51  24.33
U.S. Territories......   0.25  0.25  0.22  0.19  0.20  0.22  0.23  0.23  0.23  0.24  0.24  0.24  0.25   0.27   0.28
Canada................   1.71  1.81  1.87  1.94  2.00  2.01  2.03  2.05  2.07  2.09  2.10  2.12  2.19   2.26   2.31
Mexico................   1.76  1.82  1.90  1.94  2.05  2.07  2.10  2.13  2.15  2.18  2.20  2.23  2.36   2.49   2.58
                        ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Sub-Total North
  America.............  20.71 21.60 22.29 22.69 23.10 23.55 23.93 24.29 24.63 24.99 25.35 25.71 27.24  28.52  29.50
OECD Europe (1).......  13.17 14.60 14.87 15.01 15.22 15.45 15.72 15.94 16.09 16.23 16.36 16.41 17.04  17.67  18.32
Japan.................   5.29  5.71  5.76  5.71  5.51  5.53  5.66  5.83  5.95  6.01  6.11  6.21  6.67   7.12   7.52
Republic of Korea.....   1.04  2.01  2.13  2.29  1.93  1.96  2.01  2.09  2.18  2.31  2.38  2.45  2.75   2.95   3.13
Australia/New Zealand.   0.83  0.96  0.94  0.95  0.95  0.98  1.00  1.02  1.03  1.05  1.06  1.08  1.15   1.22   1.28
                        ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Sub-Total Pacific....   7.16  8.68  8.83  8.95  8.40  8.46  8.67  8.94  9.17  9.37  9.56  9.74 10.57  11.28  11.93
 Total OECD...........  41.04 44.88 45.99 46.66 46.72 47.45 48.32 49.17 49.89 50.58 51.27 51.86 54.85  57.46  59.75
  Demand Growth,  %...   0.92  1.14  2.48  1.44  0.14  1.57  1.83  1.76  1.45  1.40  1.36  1.14  1.06   0.89   0.71
NON-OECD DEMAND
---------------
FSU...................   8.40  4.75  4.60  4.61  4.33  4.37  4.43  4.51  4.61  4.73  4.88  5.05  6.08   7.31   8.39
East Europe...........   1.05  0.70  0.74  0.78  0.80  0.82  0.84  0.85  0.87  0.90  0.92  0.95  1.10   1.28   1.43
China.................   2.32  3.33  3.67  4.09  4.16  4.28  4.50  4.77  5.04  5.36  5.63  5.86  6.89   7.97   8.87
Other Asia............   4.40  5.96  6.42  6.63  6.62  6.72  7.05  7.45  7.78  8.09  8.39  8.67 10.07  11.48  12.65
Latin America.........   3.41  4.12  4.27  4.43  4.58  4.71  4.83  4.94  5.04  5.15  5.24  5.33  5.79   6.25   6.62
Middle East...........   3.23  4.04  4.17  4.23  4.27  4.33  4.45  4.56  4.67  4.79  4.90  5.00  5.48   5.96   6.35
Africa................   1.94  2.20  2.24  2.32  2.32  2.35  2.40  2.44  2.49  2.53  2.57  2.61  2.79   2.97   3.10
                        ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Non-OECD.......  24.75 25.10 26.10 27.08 27.08 27.58 28.50 29.53 30.50 31.54 32.53 33.46 38.20  43.23  47.42
  Demand Growth,  %
   Non-OECD...........   0.32  3.64  4.02  3.73  0.02  1.82  3.33  3.61  3.31  3.41  3.12  2.88  2.62   2.52   1.50
TOTAL WORLD DEMAND....  65.79 60.98 72.10 73.73 73.80 75.03 76.82 78.70 80.39 82.13 83.80 85.32 93.05 100.69 107.17
  Demand Growth,  %...   0.70  2.02  3.03  2.27  0.09  1.66  2.38  2.45  2.15  2.16  2.04  1.82  1.69   1.58   1.06

------
Notes: (1) Countries include Hungary, Poland and Czech Republic.

                                  TABLE III-2

                         INTERNATIONAL PETROLEUM SUPPLY
                           (Million Barrels Per Day)

                                                                               PROJECTED
                                               Est.  -------------------------------------------------------------
 CRUDE OIL PRODUCTION  1990  1995  1996  1997  1998  1999  2000  2001  2002  2003  2004  2005  2010   2015   2020
 --------------------  ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
Mideast OPEC
Saudi Arabia.........   6.26  7.98  8.06  7.97  8.09  7.60  7.42  8.00  8.70  8.84  9.17  9.50 10.43  11.90  12.62
Iran.................   3.19  3.60  3.60  3.60  3.59  3.35  3.31  3.40  3.50  3.57  3.65  3.71  3.92   4.40   4.90
Iraq.................   2.11  0.74  0.74  1.38  2.18  2.60  2.75  2.80  2.89  2.99  3.13  3.28  4.13   5.70   6.39
Kuwait...............   1.02  1.81  1.81  1.81  1.81  1.66  1.64  1.75  1.88  1.98  2.11  2.23  2.44   2.90   3.24
UAE..................   1.80  2.14  2.18  2.16  2.27  2.11  2.09  2.16  2.23  2.29  2.36  2.41  2.56   2.68   2.94
Qatar................   0.41  0.45  0.51  0.55  0.66  0.61  0.61  0.63  0.65  0.67  0.69  0.71  0.75   0.79   0.96
Neutral Zone.........   0.31  0.39  0.48  0.53  0.55  0.57  0.58  0.60  0.61  0.63  0.64  0.66  0.66   0.66   0.66
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Subtotal-Mideast
  Opec...............  15.10 17.10 17.38 18.01 19.14 18.50 18.40 19.33 20.45 20.96 21.76 22.50 24.89  29.04  31.70
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
Other OPEC
Venezuela............   2.09  2.76  3.15  3.25  3.12  2.84  2.88  3.15  3.39  4.00  4.27  4.48  5.50   6.50   7.18
Nigeria..............   1.73  1.84  2.07  2.10  2.05  1.82  1.80  1.89  1.99  2.06  2.15  2.21  2.39   2.57   2.76
Indonesia............   1.30  1.33  1.33  1.33  1.34  1.30  1.29  1.32  1.35  1.37  1.40  1.42  1.55   1.63   1.78
Libya................   1.40  1.40  1.39  1.40  1.38  1.28  1.27  1.31  1.36  1.39  1.43  1.46  1.56   1.68   1.78
Algeria..............   0.79  0.75  0.81  0.85  0.82  0.76  0.75  0.80  0.84  0.88  0.92  0.95  1.06   1.18   1.68
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Subtotal-Other Opec.   7.30  8.08  8.75  8.92  8.69  8.00  7.98  8.47  8.93  9.70 10.17 10.51 12.05  13.56  15.18
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total OPEC Crude....  22.40 25.18 26.13 26.94 27.83 26.50 26.38 27.80 29.38 30.66 31.93 33.02 36.94  42.60  46.88
Non-OPEC
United States........   7.35  6.56  6.46  6.41  6.36  6.43  6.51  6.59  6.58  6.58  6.50  6.40  5.99   5.43   4.99
North Sea............   3.66  5.58  6.00  5.96  5.94  6.64  7.00  6.70  6.58  6.40  6.25  6.14  6.65   5.85   5.25
Mexico...............   2.55  2.71  2.86  3.03  3.06  2.96  3.00  3.17  3.20  3.23  3.26  3.29  3.44   3.62   3.80
Oman.................   0.67  0.86  0.89  0.90  0.88  0.91  0.91  0.91  0.91  0.92  0.92  0.92  0.93   0.94   0.95
FSU..................  11.09  6.85  6.75  6.89  6.92  6.97  6.94  6.93  6.93  7.00  7.07  7.15  8.20   9.46  10.69
Eastern Europe.......   0.33  0.26  0.25  0.25  0.24  0.23  0.23  0.22  0.22  0.22  0.21  0.21  0.19   0.18   0.18
China................   2.77  2.99  3.14  3.25  3.21  3.26  3.30  3.35  3.39  3.43  3.47  3.51  3.67   3.77   3.88
Others                  9.04 10.63 10.95 11.30 11.56 11.82 12.07 12.22 12.46 12.69 12.93 13.15 13.78  13.98  14.15
* North Sea includes
 UK onshore..........
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Non-OPEC
  Crude..............  37.46 36.43 37.30 38.00 38.18 39.22 39.96 40.10 40.28 40.46 40.59 40.77 42.86  43.25  43.90
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Crude Supply..  59.86 61.61 63.43 64.93 66.01 65.72 66.34 67.90 69.66 71.12 72.52 73.79 79.80  85.85  90.78
OTHER PETROLEUM
 SUPPLY
OPEC NGL.............   1.28  1.51  1.50  1.59  1.70  1.70  1.80  1.82  1.84  1.86  1.88  1.95  2.21   2.58   2.99
OPEC Condenstate        0.70  0.80  0.89  1.04  1.09  1.10  1.25  1.28  1.33  1.37  1.41  1.35  1.56   1.81   2.09
Non-OPEC NGL.........   3.29  3.81  3.92  3.99  4.05  4.22  4.54  4.61  4.72  4.83  4.94  5.06  5.85   6.50   6.93
Non-OPEC Condensate     0.24  0.47  0.54  0.59  0.61  0.63  0.75  0.81  0.86  0.93  1.00  1.06  1.32   1.53   1.76
Process Gain.........   1.51  1.35  1.41  1.41  1.42  1.47  1.51  1.51  1.52  1.52  1.53  1.54  1.61   1.63   1.65
Other(1).............   0.34  0.70  0.72  0.74  0.76  0.78  0.78  0.80  0.82  0.84  0.86  0.88  0.98   1.08   1.18
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Other Supply..   7.36  8.63  8.97  9.36  9.63  9.91 10.62 10.84 11.09 11.35 11.62 11.83 13.54  15.12  16.60
TOTAL PETROLEUM
 SUPPLY..............  67.22 70.24 72.40 74.29 75.64 75.63 76.96 78.74 80.75 82.47 84.14 85.62 93.34 100.98 107.38

------
Notes: (1) Other hydrocarbon supplies including non-petroleum synthetics and oxygenates.

                                  TABLE III-3

                 INTERNATIONAL PETROLEUM SUPPLY/DEMAND BALANCE
                    (Million Barrels Per Day Unless Noted)

                                                                                Projected
                                               Est.   -------------------------------------------------------------
                   1990   1995   1996   1997   1998   1999  2000  2001  2002  2003  2004  2005  2010   2015   2020
PETROLEUM DEMAND   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
North America....  20.71  21.60  22.29  22.69  23.10  23.55 23.93 24.29 24.63 24.99 25.35 25.71 27.24  28.52  29.50
OECD Europe......  13.17  14.60  14.87  15.01  15.22  15.45 15.72 15.94 16.09 16.23 16.36 16.41 17.04  17.67  18.32
Pacific..........   7.16   8.68   8.83   8.95   8.40   8.46  8.67  8.94  9.17  9.37  9.56  9.74 10.57  11.28  11.93
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total OECD......  41.04  44.88  45.99  46.66  46.72  47.45 48.32 49.17 49.89 50.58 51.27 51.86 54.85  57.46  59.75

Non-OECD.........  24.75  25.10  26.10  27.08  27.08  27.58 28.50 29.53 30.50 31.54 32.53 33.46 38.20  43.23  47.42
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total World De-
  mand...........  65.79  69.98  72.10  73.73  73.80  75.03 76.82 78.70 80.39 82.13 83.80 85.32 93.05 100.69 107.17

PETROLEUM SUPPLY
OPEC Crude.......  22.40  25.18  26.13  26.94  27.83  26.50 26.38 27.80 29.38 30.66 31.93 33.02 36.94  42.60  46.88
OPEC NGL.........   1.28   1.51   1.50   1.59   1.70   1.70  1.80  1.82  1.84  1.86  1.88  1.95  2.21   2.58   2.99
OPEC Condensates.   0.70   0.80   0.89   1.04   1.09   1.10  1.25  1.28  1.33  1.37  1.41  1.35  1.56   1.81   2.09
Non-OPEC Crude...  37.46  36.43  37.30  38.00  38.18  39.22 39.96 40.10 40.28 40.46 40.59 40.77 42.86  43.25  43.90
Non-OPEC NGL.....   3.29   3.81   3.92   3.99   4.05   4.22  4.54  4.61  4.72  4.83  4.94  5.06  5.85   6.50   6.93
Non-OPEC
 Condensates.....   0.24   0.47   0.54   0.59   0.61   0.63  0.75  0.81  0.86  0.93  1.00  1.06  1.32   1.53   1.76
Process Gain.....   1.51   1.35   1.41   1.41   1.42   1.47  1.51  1.51  1.52  1.52  1.53  1.54  1.61   1.63   1.65
Other (1)........   0.34   0.70   0.72   0.74   0.76   0.78  0.78  0.80  0.82  0.84  0.86  0.88  0.98   1.08   1.18
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total World Sup-
  ply............  67.22  70.24  72.40  74.29  75.64  75.63 76.96 78.74 80.75 82.47 84.14 85.62 93.34 100.98 107.38

Inventory,
 Build/(Draw)....   1.43   0.27   0.31   0.56   1.83   0.59  0.14  0.04  0.36  0.35  0.34  0.30  0.30   0.28   0.21
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
Statistical Im-
 balance.........  (1.23) (0.31) (0.22) (0.14) (0.04) -0.01  0.00  0.00  0.00  0.00  0.00  0.00  0.00   0.00   0.00

Inventory, Bil-
 lion Barrels
(Ending Stocks)
OECD Industry....   2.72   2.55   2.55   2.65   2.80   2.91  2.96  3.02  3.11  3.20  3.26  3.31  3.55   3.79   3.98
OECD Government..   0.85   1.18   1.19   1.20   1.23   1.23  1.23  1.23  1.26  1.28  1.30  1.32  1.42   1.51   1.59
Other (2)........   1.82   2.01   2.03   2.07   2.55   2.65  2.65  2.61  2.62  2.63  2.68  2.72  2.92   3.11   3.27
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Inventory.   5.39   5.74   5.77   5.92   6.58   6.79  6.84  6.86  6.99  7.11  7.24  7.35  7.90   8.41   8.85

Days of Supply
 (3)
(Free World)

OECD Industry....     50     42     40     41     43     44    44    44    45    45    45    45    45     45     45
OECD Government..     16     19     19     19     19     19    18    18    18    18    18    18    18     18     18
Other............     34     33     32     32     39     40    39    38    38    38    37    37    37     37     37
                   -----  -----  -----  -----  -----  ----- ----- ----- ----- ----- ----- ----- ----- ------ ------
 Total Days of
  Supply.........    100     94     91     92    102    103   102   100   100   100   100   100   100    100    100

-----
Notes:(1) Other hydrocarbon supplies including none-petroleum synthetics and oxygenates. Excludes former CPE.
  (2) Inventories outside reporting areas and floating stocks. Excludes former CPE.
  (3) Year ending stocks divided by average year demand for year totals.

                                  TABLE III-4

                         MAXIMUM SUSTAINABLE CAPACITY*
                           (Million Barrels Per Day)

                         1990   1995   1996   1997   1998   1999   2000   2001   2002   2003   2004   2005   2010   2015   2020
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
Mideast OPEC
------------
Saudi Arabia............  8.50   9.25   9.30   9.80  10.00  10.00  10.00  10.20  10.40  10.60  10.80  11.00  11.50  13.00  13.50
Iran....................  3.50   3.80   3.80   3.80   3.80   3.80   3.80   3.80   3.80   3.80   3.80   3.80   4.00   4.50   5.00
Iraq....................  3.50   0.74   0.74   1.38   2.18   2.60   2.75   3.00   3.20   3.30   3.40   3.50   4.50   6.00   6.50
Kuwait..................  1.70   2.00   2.00   2.00   2.20   2.20   2.20   2.24   2.28   2.32   2.36   2.40   2.50   3.00   3.30
UAE.....................  2.00   2.30   2.30   2.30   2.45   2.45   2.45   2.46   2.47   2.48   2.49   2.50   2.60   2.70   3.00
Qatar...................  0.45   0.40   0.51   0.65   0.70   0.70   0.70   0.71   0.72   0.73   0.74   0.75   0.75   0.80   1.00
Neutral Zone............  0.40   0.40   0.40   0.55   0.60   0.60   0.70   0.72   0.74   0.76   0.78   0.80   0.80   0.80   1.00
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
 Subtotal Mideast OPEC.. 20.05  18.89  19.05  20.48  21.93  22.35  22.60  23.13  23.61  23.99  24.37  24.75  26.65  30.80  33.30
Other OPEC
----------
Venezuela...............  2.50   3.00   3.25   3.50   3.85   4.15   4.50   4.60   4.70   4.80   4.90   5.00   6.00   7.00   7.20
Nigeria.................  2.00   2.00   2.00   2.30   2.30   2.30   2.30   2.30   2.30   2.30   2.30   2.30   2.45   2.60   2.80
Indonesia...............  1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.45   1.60   1.70   1.80
Libya...................  1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.50   1.60   1.70   1.80
Algeria.................  0.81   0.81   0.83   0.85   0.90   0.95   1.00   1.00   1.00   1.00   1.00   1.00   1.10   1.20   1.80
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
 Subtotal Other OPEC....  8.26   8.76   9.03   9.60  10.00  10.35  10.75  10.85  10.95  11.05  11.15  11.25  12.75  14.20  15.40
TOTAL OPEC CRUDE........ 28.31  27.65  28.08  30.08  31.93  32.70  33.35  33.98  34.56  35.04  35.52  36.00  39.40  45.00  48.70
OPEC Utilization........    79%    91%    93%    90%    87%    81%    79%    82%    85%    87%    90%    92%    94%    95%    96%

* Estimated by Purvin & Gertz, Inc.

                      IV. U.S. ENERGY AND PETROLEUM DEMAND

  This section analyzes regional U.S. refined product supply/demand balance trends and resulting refining operating patterns. In the U.S., petroleum is the dominant fuel (38%), but its market share is being slowly eroded. However, since the U.S. economy is so highly developed, shifts from one energy source to another occur very slowly (Table IV-1). Gas and solid fuels each have about 25% of the energy market. Gas is regaining market share lost during the 1980s as it was precluded from being used in new large boilers, so coal and nuclear energy captured a larger share of the market. Hydropower's share is only about 2%, and little potential growth remains. Petroleum's share of the market will continue to erode, primarily since growth in vehicle fuel use is being constrained by higher overall fleet efficiencies. Gas is forecast to show the strongest growth as more gas becomes available. Residual fuel oil and thermal distillate use have already been reduced to practical minimums, so gas for heating can only increase with new demand growth. Nuclear power is limited by regulations and financial problems, but it accounts for 8.5% of the total.

UNITED STATES PETROLEUM DEMAND

  Demand in 1990 showed a decline for the first time since 1983. This resulted primarily from the effects of the recession, which was significantly worsened by the effects of the Mideast crisis. The trend continued through 1991 as the economy had not staged a significant recovery during that period. However, since 1991 refined product growth has averaged over 1% annually. Growth from 1995 to 1998, in fact, averaged almost 1.8% for a gain of near 1 million B/D. Initial 1998 data indicate a small 0.3% gain. However, adjustments will bring this figure closer to 0.8%. The reasonably strong growth, despite several years of mild weather, reflects the continuing strong economy. Gasoline demand has been particularly strong recently due to low prices and stagnant efficiency gains.

                         U.S. PETROLEUM PRODUCT DEMAND
                           (Million Barrels per Day)

                                                                               Annual %
                                                                                Change
                                                                                1998-
                         1995  1996  1997  1998  1999  2000  2005  2010  2015    2015
                         ----- ----- ----- ----- ----- ----- ----- ----- ----- --------
Motor Gasoline..........  7.79  7.89  8.02  8.20  8.39  8.51  8.89  9.42  9.68   0.89
Kerosene/Jet Fuel.......  1.55  1.64  1.66  1.65  1.70  1.74  1.94  2.13  2.31   1.99
Distillate..............  3.21  3.37  3.44  3.44  3.55  3.65  4.03  4.43  4.83   2.02
Residual Fuel Oil.......  0.85  0.85  0.80  0.82  0.81  0.81  0.78  0.76  0.75  -0.49
Other Products..........  4.33  4.56  4.71  4.57  4.58  4.63  5.01  5.27  5.49   1.09
 Total Demand........... 17.72 18.30 18.62 18.68 19.03 19.35 20.64 22.01 23.06   1.25
Growth, %...............  0.03  3.27  1.72  0.31  1.89  1.65  1.30  1.29  0.94

                                   TABLE IV-1

                          UNITED STATES ENERGY BALANCE
                        (Thousand Tonnes Oil Equivalent)

ECONOMIC/ENERGY INDICATORS

                           1995      1996      1997      1998       1999      2000      2005      2010      2015
                         --------- --------- --------- ---------  --------- --------- --------- --------- ---------
GDP (Bil 96$)...........  7,100.48  7,341.90  7,628.23  7,925.74   8,155.58  8,383.94  9,966.69 11,666.30 13,589.77
GDP growth (%)..........      2.30      3.40      3.90      3.90       2.90      2.80      3.00      3.50      3.10
Population (MM).........    263.17    265.56    267.97    270.40     272.85    275.33    288.06    301.37    315.30
Population Growth (%)...      0.95      0.91      0.91      0.91       0.91      0.91      0.91      0.91      0.91
Energy Growth (%).......      1.46      2.23      0.64     (0.04)      1.16      1.10      1.06      1.10      0.86
TOE/$GNP................       294       291       282       271        266       262       235       212       190
Per Capita..............     8,012     8,113     8,091     8,015      8,035     8,051     8,210     8,271     8,554
Energy% / GNP%..........      0.63      0.65      0.17     (0.01)      0.40      0.39      0.35      0.32      0.28

ENERGY DEMAND BY TYPE

                           1995      1996      1997      1998       1999      2000      2005      2010      2015
                         --------- --------- --------- ---------  --------- --------- --------- --------- ---------
Petroleum...............   804,411   832,380   844,379   847,712    864,237   878,437   937,992 1,001,896 1,049,190
Natural Gas.............   508,673   504,153   503,795   491,676    517,778   527,915   580,487   626,110   666,522
Solid Fuels.............   475,344   494,013   506,225   513,316    495,192   494,518   525,837   543,758   566,725
Nuclear.................   186,022   186,389   173,647   185,169    185,207   185,109   186,121   184,176   179,704
Hydropower/Other........   114,023   118,022   120,662   109,974    110,348   110,649   113,192   114,177   113,814
Total Energy............ 2,088,473 2,134,956 2,148,708 2,147,847  2,172,762 2,196,629 2,343,629 2,470,117 2,577,954

ENERGY DEMAND BY SECTOR

                           1995      1996      1997      1998       1999      2000      2005      2010      2015
                         --------- --------- --------- ---------  --------- --------- --------- --------- ---------
Industry................   352,333   366,744   368,040   359,441    363,823   368,036   393,815   416,282   435,721
Transport...............   545,214   558,563   564,356   566,320    577,360   586,846   626,633   669,324   700,919
Res./Com./Other.........   435,744   455,771   454,834   447,602    452,118   456,402   483,301   505,545   523,607
Electricity.............   755,183   753,878   761,478   774,484    779,460   785,345   839,881   878,966   917,707
Total Energy............ 2,088,473 2,134,956 2,148,708 2,147,847  2,172,762 2,196,629 2,343,629 2,470,117 2,577,954

  Purvin & Gertz expects annual growth of well over 1% to continue through most of the forecast under normal weather conditions. Purvin & Gertz expects growth in overall distillates to average near 2% over the next decade, before slowing to about 1.5% through the 2010 to 2015 period. Distillate growth reflects strong gains in on-road application. Gasoline demand growth is now expected to average 1% through the forecast. Travel should increase in the short term as retail prices remain low relative to the peaks in 1997. However, we now expect new technology to influence efficiencies beyond 2005. Beyond the short term, travel will continue to increase by near 2%. Demand per capital gains for gasoline are now expected to decrease over the forecasted period, largely as a result of efficiency improvements and continuing increases in per capita miles traveled. Our forecast now anticipates new car efficiency to improve over the forecast as a result of technology changes.

  Kerosene/jet fuel demand growth should show some of the strongest rates for all products averaging nearly 2% for most of the forecast. Residual fuel oil demand continues to fall averaging 0.5% decline for the forecast period. Demands for all other products, including other refined products and natural gas liquids, are expected to increase at a rate of 1% through out the forecast, with natural gas liquids showing the largest gains. Purvin & Gertz expects residual fuel demand to continue to decline over the forecast.

U.S. MOTOR FUEL DEMAND FORECASTS

  METHODOLOGY

  There are three primary driving forces behind motor fuel forecasts -- the extent of travel, the fuel efficiency of the fleet, and the types of fuels used in vehicles. An additional level of complexity to gasoline forecasts has been added over the last few years with the introduction of oxygenated and reformulated gasolines. These fuels have different efficiencies than standard fuels and each region of the country has seen varying levels of price impact due to varying volumetric requirements for the new fuels. Assumptions regarding alternative motor fuels also affect the outlook for gasoline demand within the time frame of this forecast, and trends also vary by region of the country. Therefore, gasoline demand forecasts must account for the changing qualities and regional differences.

  The first step in calculating vehicle fuel demand is a projection of annual vehicle miles traveled (AVMT) by PADD. Historical AVMT were broken down into commercial (buses and multi-axle trucks) and private (automobiles, two-axle trucks and motorcycles) categories. AVMT in each category were correlated to population, fuel price, and per capita income. These correlations were used to project miles traveled by PADD based on expected changes in the three variables.

  Vehicle mileage was considered on a PADD and vehicle category basis. Historical mileage for automobiles and two-axle trucks was calculated using aggregated AVMT and fuel data. Correlations of future mileage of those two vehicle classes were prepared based on projected changes in new vehicle fleet mileage, scrappage and replacement rates, as well as factors accounting for the difference between mileage measured by EPA methods and experienced by on-road vehicles.


  Projected AVMT in the private and commercial sectors was desegregated into the five vehicle types. The projected AVMT by vehicle type, combined with projected mileage by vehicle type, resulted in the total fuel requirement.

  Motor vehicle fuels have been grouped into three categories -- gasolines (conventional and reformulated), distillate fuels, and alternative fuels (methanol, electricity, LPG, and CNG). Cars and two-axle trucks are projected to use mostly gasoline though there is a small proportion of diesel and alternative fuel use. Motorcycles use only gasoline. Buses and multi-axle trucks use significant amounts of both gasoline and diesel fuel. Fleet vehicles in that class may use alternative fuels. The projected proportions of each type of fuel by vehicle class were combined with the total fuel requirements to determine fuel use by type.

  From the forecast of key transportation variables, gasoline consumption in the U.S. is projected to increase at a moderate pace in the longer term. Purvin & Gertz expects the annual growth rate to average about 1.0% over the next ten years, slowing to less than 1% by the end of the forecast period due to moderating price increases, lower population growth, economic effects and efficiency gains.

  Underlying demand changes over recent years have been altered significantly by the rapid increase in popularity of low MPG utility vehicles and trucks, which expand the demand for gasoline as miles traveled increases. Also, the lack of government initiatives increasing the required MPG for new vehicles has resulted in stagnation of average vehicle efficiency in recent years. However, Purvin & Gertz expects vehicle technologies now emerging to result in higher efficiency in the future, as discussed below.

  REGIONAL TRAVEL

  Conforming to Federal Highway Administration (FHA) definitions, vehicles are grouped into passenger cars, light-duty or double-axle trucks, motorcycles, medium and heavy duty or nondouble-axle trucks, and buses. The breakdown of miles traveled into these vehicle groups is necessary to distinguish the different fuel requirements by each group. Using state averages of travel by each type of vehicle, miles traveled are grouped by PADD. The forecast of regional vehicle mileage uses motor fuel prices, population, per capita income, and characteristics of the vehicle stocks to statistically measure past variations in travel corresponding to changes in each of the variables. Each of the regions possess different demographic and economic trends that influence travel patterns for the forecast period.

  Population growth obviously has a very strong influence on the number of miles traveled on U.S. roads and highways. The table below reviews the estimated historical data and our projections for population growth. The forecasts are prepared on a state-by-state basis and are generally consistent with U.S. government forecasts. Population growth is expected to decrease moderately in the outer years.

  Per capita income (PCI) is also a significant factor affecting the level of travel. Over the last five years PCI has been growing strongly as the economy improved from the recessionary trends of the early 1990s. This has contributed to a significant increase in miles traveled. PCI has been a rather erratic variable, but we expect it to average about 1.2-1.3% over the forecast period. Recent levels have been as high as 2%.

  The average fuel price in each PADD is forecast consistent with our outlook for crude and product prices. The forecast also takes into account changes in prices in specific regions related to changing gasoline specifications under the expected environmental restrictions. With the price collapse of 1998 and relatively mild recovery of prices, we expect a very strong impact on miles traveled in the near term.

  Key indicators lead to positive growth for miles traveled throughout the forecast. We expect average growth of about 2.7% until the end of the decade. With prices stabilizing and population and PCI growth subsiding, we expect longer term growth in vehicle miles to subside to the 1.7% range in the outer years. Demographics and economic factors come to bear on the regional forecasts as do the differing prices of fuels in each region, particularly as influenced by the regional diversity in requirements for the new fuels of the future, whether gasoline or alternate fuels.

  VEHICLE EFFICIENCIES

  Having now projected the extent of vehicle travel, it is necessary to analyze how efficiently each vehicle group uses the motor fuel. Historical and projected vehicle fuel efficiencies as miles per gallon (MPG) were developed on a PADD-by-PADD basis.

  The fleet average is based upon the replacement rates of new cars for the old vehicles. For autos and double-axle trucks, the rate of new vehicle sales, plus the scrappage rate of old vehicles, were combined to calculate the replacement rate. Replacement rates are the ratio of new registrations to total vehicles from forecasts of new car registrations and the resultant auto stock. For double-axle trucks, the replacement rate is estimated using the auto replacement rate. This is justified because both vehicles have similar characteristics and data on double-axle trucks was insufficient to compute a similar measure. For motorcycles, nondouble-axle trucks and buses, it was assumed that the new vehicle characteristics are the same as old vehicle characteristics.

  Average fleet efficiency has not improved significantly in recent years with the American consumers demanding larger engines and more power. In addition, the move toward SUVs and light trucks has been dramatic. While these trends are generally expected to continue for the foreseeable future, Purvin & Gertz expects emerging vehicle technologies to provide an upward boost to auto efficiency in future years, even without new government mandates. The most important of these is the gasoline direct injection (GDI) engine. These engines use lean-burn technology and precise fuel control to provide efficiency gains of 15-20% in typical vehicles. Several manufacturers are now poised to commercialize GDI technology. However, the lean-burn mode results in much higher nitrogen oxides (NOX) emissions than conventional engines. Current emissions control catalyst systems cannot reduce NOX sufficiently due to the high sulfur level in today's gasoline. Thus, GDI is unlikely to penetrate the fleet until gasoline sulfur is reduced significantly. The recently proposed reduction to 30 ppm (average) by 2004 should enable GDI technology to begin to enter the fleet. As the engines gain consumer acceptance, penetration should increase rapidly. As a result of GDI and other technological advancements, average light-duty vehicle fleet efficiency is projected to increase by about 20% from 2005 to the end of the forecast period.

  Our forecast of new car efficiency changes results in an EPA based average fuel efficiency in the year 2010 at about 30.4 MPG's and 34 in 2015 versus about 28.7 currently. Purvin & Gertz expects new truck efficiencies to gain modestly as well. When translated to the fleet calculation, they yield about a
21.6 fleet MPG average in 2015 versus about 19.3 currently.

  NON-HIGHWAY FUEL USE ADJUSTMENTS

  To accurately project gasoline and diesel fuel consumption, the data must be adjusted to account for the reporting differences between Federal Highway Administration (FHA) data and Department of Energy (DOE) numbers. The FHA collects consumption numbers on the basis of the federal tax revenues collected. This is different from the data collected by the DOE, which include all gasoline supplied for both highway and non-highway use. Diesel and special fuels consumed for highway use are collected by the FHA. Adjustments have been made to reflect non-highway use. Also, comparing FHA and DOE growth rates on a total U.S. basis does not show dramatic differences except where significant secondary inventory shifts might be effecting the primary demand data. When comparing rates by PADD, however, the differences can be large, reflecting transfers between regions. We have developed a correction method that incorporates this and allows FHA data history and forecasts to be converted into a DOE basis by PADD.

  ALTERNATIVE FUELS

  Much discussion and concern recently has focused on the possible effects of alternative fuels on gasoline demand. Obviously, significant penetration of non-gasoline vehicles into society would have very important implications for refiners. Reduced gasoline demand would change the outlook for capacity requirements. If rapid changes occurred, there could be a negative effect on industry profitability.

  Our analysis still indicates that alternative fuels are not likely to have a significant effect on gasoline demand until late in the next decade, and the extent of impact then is by no means a clear issue at this point. The primary alternative fuels presently at issue include methanol, CNG, LPG, and electricity. LPG (primarily propane) contributed about 41,000 B/D to the transportation sector in 1997, and this is projected to grow to about 55,000 B/D by early in the next decade. Though CNG is currently in use, its application is likely to be restricted to fleet vehicles for some time. Fleet vehicles, however, represent only a small portion of the overall fleet, and the effect on gasoline demand, therefore, would likely be small, unless full conversions were made. A major portion of CNG use is also displacing diesel fuel rather than gasoline. We also expect methanol usage to be inconsequential, taking into account such factors as toxicity, logistics and economics.

  The West Coast has been a leader in mandating alternative fuels. In 1990, the California Air Resources Board (CARB) mandated zero emissions or electric vehicles (ZEV's) to comprise two percent of new vehicle sales by the 1998 model year increasing to ten percent by 2003. Technological progress has not met the CARB expectations and only a few hundred ZEV's have been licensed for highway use in California.

  CARB has delayed and modified the ZEV mandate. Due to a failure for auto manufacturers to produce a viable electric vehicle, mandates for 1998 through 2002 were suspended. Furthermore, the program has been modified to allow for production of equivalent zero emissions vehicles (EZEV's) which have emissions profiles similar to the generating stations used to power electric hybrid electric vehicles (HEV's). The fuels which would power EZEV's or HEV's are not limited but they could include petroleum-based fuels manufactured in the California refining system. Future sales of ZEV's and other alternative fuel variants will depend on the ability of auto manufacturers to devise products incorporating those emissions characteristics while preserving performance and value parameters demanded by the auto-buying public.

  U.S. GASOLINE DEMAND

  Gasoline consumption declined from a high of about 7.4 million B/D in 1978 to only 6.5 million B/D in 1982, but this decline was reversed as gains in vehicle miles traveled began to outweigh the mandated fuel efficiency improvements, and as the fuel standards were relaxed. Because of relatively stable energy prices, the percentage of disposable income required to pay fuel bills began to shrink as incomes grew. Consequently, consumers had more money to spend on lifestyle improvement and they chose to purchase larger, higher-performance automobiles rather than smaller cars. In combination with increased driving, this caused gasoline consumption to grow through the early 1980s. The drop in prices in 1986 resulted in a particularly strong increase. However, beginning in 1989, efficiency improvements outpaced increased driving. The significant impact of briefly increased prices and the economic downturn in 1990 and 1991 is particularly evident in the driving trends over that period.

  Large gains in prices due to the Gulf War caused US motor gasoline demand growth to drop sharply in the early 1990's. As prices equilibrated from the highs of the war, demand recovered 2.5% in 1995. In 1996 strong overall petroleum demand tightened the market causing prices to rise. Counterbalancing some of the increases in prices were consumer spending increases and as well as a choice for larger more inefficient sports utility vehicles versus smaller passenger cars. The price collapse in 1998 elevated demand growth to above 2%. We continue to see the near term growth around 2% as prices slowly recover. By 2015 motor gasoline demand growth is projected to drop to less than 0.5% which will result in higher efficiency in the outer years. This forecast evolves on new vehicle technology.

                                   TABLE IV-2

                     UNITED STATES REFINED PRODUCT BALANCE
                           (Thousand Barrels per Day)

Product                Flow          1995    1996    1997    1998    1999    2000    2005    2010    2015
-------        -------------------- ------  ------  ------  ------  ------  ------  ------  ------  ------
Gasoline       Production            7,588   7,647   7,870   8,041   8,180   8,330   8,691   9,204   9,454
Gasoline       Imports                 265     336     309     299     323     322     343     366     380
Gasoline       Exports                 104     104     137     125     117     128     135     143     148
Gasoline       Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Gasoline       Supply Adjustments       40      12     (26)    (15)      7     (10)    (11)    (11)     (3)
Gasoline       Consumption           7,789   7,891   8,017   8,200   8,393   8,514   8,888   9,416   9,683
Kero/Jet Fuel  Production            1,468   1,577   1,620   1,598   1,625   1,662   1,850   2,028   2,193
Kero/Jet Fuel  Imports                 107     112      92      81     102     106     121     135     148
Kero/Jet Fuel  Exports                  28      50      35      26      24      24      26      27      28
Kero/Jet Fuel  Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Kero/Jet Fuel  Supply Adjustments       21       1     (13)     (2)     (2)     (2)     (6)     (6)     (6)
Kero/Jet Fuel  Consumption           1,568   1,640   1,663   1,651   1,701   1,742   1,940   2,130   2,308
Distillate     Production            3,155   3,316   3,392   3,421   3,439   3,557   3,921   4,303   4,670
Distillate     Imports                 193     230     228     195     216     222     242     263     283
Distillate     Exports                 183     190     152     124     122     133     120     113     102
Distillate     Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Distillate     Supply Adjustments       41      10     (32)    (49)     17       4     (17)    (20)    (18)
Distillate     Consumption           3,207   3,365   3,435   3,442   3,549   3,650   4,026   4,433   4,833
Residual Fuel  Production              788     726     708     762     722     724     696     697     691
Residual Fuel  Imports                 187     248     194     203     195     196     187     177     171
Residual Fuel  Exports                 136     102     120     138     114     113     103     112     112
Residual Fuel  Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Residual Fuel  Supply Adjustments       13     (24)     15     (10)      8       3       1       1       0
Residual Fuel  Consumption             852     848     797     817     811     810     781     762     751
Asphalt        Production              467     459     485     492     511     526     593     653     706
Asphalt        Imports                  36      27      32      28      29      29      32      34      35
Asphalt        Exports                   6       7       8       7       7       8       9       9      10
Asphalt        Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Asphalt        Supply Adjustments      (11)      5      (4)      2      (1)     (2)     (3)     (3)     (3)
Asphalt        Consumption             486     484     505     515     531     545     613     674     728
Other          Production            1,986   1,996   2,128   2,142   2,196   2,226   2,350   2,487   2,521
Other          Imports                 356     421     448     477     471     466     455     459     473
Other          Exports                 365     394     412     346     361     367     384     404     415
Other          Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Other          Supply Adjustments      567     596     587     514     458     464     564     599     652
Other          Consumption           2,545   2,620   2,754   2,786   2,761   2,786   2,982   3,138   3,229
Total          Production           15,453  15,720  16,202  16,456  16,673  17,025  18,102  19,373  20,235
Total          Imports               1,144   1,375   1,303   1,284   1,337   1,342   1,378   1,434   1,491
Total          Exports                 821     847     864     766     745     773     776     808     815
Total          Int'l Marine Bunkers      0       0       0       0       0       0       0       0       0
Total          Supply Adjustments      671     600     526     440     486     456     528     559     623
Total          Consumption          16,447  16,848  17,171  17,412  17,748  18,047  19,230  20,555  21,532

  DIESEL/NO. 2 FUEL OIL

  Consumption dropped in 1990 and again in 1991 due to the warm weather, particularly along the Eastern Seaboard and due to the economic downturn, which was exacerbated by the crisis in the Middle East. Demand turned up in 1992 and 1993 due to the economic recovery and rose sharply in 1994 (Table IV-2) due to the severe winter. The unusual weather in 1994 resulted in only modest gains in 1995 for the winter fuels, but the extended cold waves in early 1996 led to a recovery. Demand growth in 1996 averaged close to 5% with strong gains in diesel as well as heating oil. In 1997, the winter was significantly milder, resulting in an increase of only 2%. In 1998 the mild weather caused by El Nino effects resulted in demand rising only 0.2%.

  Distillate fuel oil market growth in the future will come mostly from increases in transportation consumption. Diesel penetration of the personal automobile fleet will be negligible. However, continued economic growth will increase the need for trucking and, therefore, diesel fuel. Bunker use of distillate has been growing steadily, but should see more moderate increases in the future. The continued growth in distillate demand will be primarily due to the rise in transportation demand.

  Whereas distillate used for transportation has been growing rapidly, market shares of distillate in most other sectors have declined. The loss of market for distillate fuel oil has been particularly noticeable in the residential sector, Consumption of natural gas and electricity has pushed out demand for distillate. A strong winter in 1996 revitalized the sector but was quickly gone with the El Nino effect in 1998. Demand declined 8% to 390 MB/D in 1998. Longer term, we still expect modest declines in this sector. Consumption of distillate in the industrial sector (combining industrial, oil company and electric utility) dropped to about 224,000 B/D in 1997, (the last year for which full sector information is available). This compares to a high of 460,000 B/D in 1979. The drop has been due to fuel substitution. Consumption in these sectors has stabilized somewhat since the economy is again growing, but we do not see foresee major gains in these sectors through the forecast. The use of distillate fuel oil in the commercial sector also declined through the early 1990s. It has continued to fall to 210,000 in 1997. Consumption in the other sectors (farm, military, off-highway, and miscellaneous) has also leveled off in recent years, and only modest growth is anticipated.

  In October 1993, refiners began to produce diesel fuel with a much lower sulfur content from in the on-highway market. These fuels are required to contain 0.05% sulfur or less. Only about 55% of the distillate pool is required to meet these more stringent specifications, as it is applicable to on-highway product. Even so, many refiners are able to produce 100% of lower sulfur material. Low sulfur diesel is penetrating other sectors, such as farming and off-highway diesel use, as a result of logistic constraints as well as strong marketing. In fact, total U.S. low sulfur diesel demand now represents about 66% of distillate use while the on-highway portion is only 56% of total consumption.

  Purvin & Gertz forecasts that low sulfur diesel market share will grow due to the increasing demand for diesel fuels in the transportation sector, rising to about 70% of distillate over the next 10 years. This growth in transportation demands combined with the growth in other sectors will result in low sulfur demand growing from 2.3 million B/D in 1998 to over 2.4 million B/D by the end of the decade. Low sulfur diesel growth should exceed 2% annually over the next decade, but we expect it to taper closer to 2% by the end of the forecast period. High sulfur distillate demand in contrast remains stagnant, rising from
1.17 million B/D in 1998 to 1.21 million B/D by 2000, and to only 1.35 million B/D by 2015.

  Low sulfur diesel demand has grown more rapidly than expected since its introduction. This is attributed, at least partially, to use of non-taxable fuels in this market. This problem now has been alleviated by fuel dyeing for monitoring purposes.

  Most of the distillate fuel oil consumed in this country is produced domestically, but imports have been averaging about 200,000 B/D under normal conditions. This material is primarily imported from the Caribbean to the East Coast, but Canada and Africa are also major supply sources. Due to the somewhat more robust growth of distillate demand relative to gasoline, refinery production of distillate relative to gasoline will continue to increase in the future. We also expect imports to remain generally proportional to demand increases. The introduction of low sulfur diesel fuel has made it difficult for some exporters to meet these requirements. Nevertheless, Canada and Virgin Island imports should remain proportional to demand. In addition, European specifications are being modified to reduce sulfur levels.

  U.S. AVIATION FUELS

  Growth in demand for aviation fuels has been one of the strongest among the refined products, led by commercial kerosene-type jet fuel. Aviation gasoline usage has held steady over recent years and averages only 20,000 B/D. Military consumption of naphtha-based jet fuels had been steadily declining due to the downsizing of the military. The military began the phase-out of JP-4 in 1992 and JP-4 was totally phased out by the end of 1995. This switch substantially increased the demand for kerosene-based fuels over the phase-out period but the underlying growth patterns have now become transparent.

  Kerosene-type jet fuel demand grew from about 800,000 B/D in the early 1980s to a peak of 1.34 million B/D in 1990, representing an average growth in excess of 5%. A decline was noted in 1991 due to the Middle East crisis and the downturn in the economy, but a strong growth was been evident during the military switch. Demand in 1997 reached a record high of 1.6 million B/D. The 1998 figures currently indicate a decline, which is inconsistent with other usage indicators. This is attributed to gross underestimates of imports by the EIA that we expect to be corrected. Other forecasts take fares into account. We also expect strong growth to continue throughout the forecast with increasing airline travel. We are looking for average growth rates in the 2.0-2.5% range over the next 10 years, declining to about 1.5% by 2015.

  The U.S. still produces a major portion of its jet fuel requirements, but there is some trade. Except during the 1989-1990 Gulf Crisis, net imports have averaged about 50,000 B/D, with exports ranging from 25,000-40,000 B/D. Most of the imports come into PADD I, through increases in PADD V are adjusted PADD III accounts for the bulk of the exports.

  U.S. RESIDUAL FUEL OIL

  Beginning in the late 1960s, the demand for residual fuel oil began to escalate rapidly as many of the utility companies burned residual fuel oil in much greater quantities because of its availability and low cost. In the 1970s, natural gas was in short supply and residual fuel use was high. The demand for residual fuel in the utility industry peaked in 1977-1978 at about 1.6 million B/D, but declined to only 400,000 B/D in 1985. Residual fuel oil demand has continued to decline and a particularly strong drop occurred in 1995, as gas availability forced reductions in fuel consumption in Florida and other areas. The 1995 decline in residual fuel use was 16.6%. Actual sector data is available through 1997. The data shows utility usage as the major contribution to the decline. With lower prices relative to natural gas utility demand strengthened in 1997 and 1998 relative to past years. Purvin & Gertz expects this trend to reverse again in the forecast.

  Another major use of residual fuel oil is in the transportation sector for vessel bunkering. Consumption in the transportation sector grew rapidly from 260,000 B/D in 1973 to nearly 600,000 B/D in 1980. Much of this growth in bunker fuel demand was due to U.S. price controls, which caused U.S. bunkers to be much cheaper than world market prices. Consequently, whenever possible, foreign ships bunkered in U.S. ports. When crude oil price controls were lifted, U.S. bunker fuel demand declined to 400,000 B/D. Since that time, bunker use has fallen to the 315,000 B/D range and appears stabilized at this level. Increased petroleum imports into the U.S. should cause bunker use to increase gradually over the forecast period.

  The use of residual fuel oil in the industrial sector was 855,000 B/D in 1973, but since then, consumption declined near 120,000 B/D. This level is the lowest since 1991 when demand was 126,000 B/D. This decline can be attributed to fuel switching.

  Purvin & Gertz expects the decline in utility demand to continue in the years ahead, however, at a much slower rate. Commercial demand accounts for only a small portion of total demand and this demand should also fall over the forecast. The declines in utility demand and the small amount of industrial demand results in the transportation sector's outlook becoming the dominant determinate on demand for residual fuel oil. Our forecast anticipates that bunker demand will continue to rise slowly with the growing amount of international trade. Longer term, this growth, combined with the rise in industrial demand, will result in residual fuel oil demand declining slightly on an annual basis during the next decade.

  Of the total demand, about 25% is currently being imported. The Caribbean is the major supply source, but significant, though decreasing, volumes of low sulfur residual fuel oil are imported from Algeria and Brazil. We expect imports as a percentage of demand to decline slowly throughout our forecast.

  Gulf Coast refiners use the export market to balance their operations. PADD III has two options: it can either move material to other PADDs or export it. Since the East Coast primarily uses low sulfur material, excess PADD III high sulfur material must be exported. Presently, most of these exports are into the Western Hemisphere blending market and to Caribbean markets such as utilities. This is a sensitive balance and even slight excesses of supply relative to regional demand can result in the need to export beyond the Western Hemisphere. This results in depressed prices in the Gulf Coast, as was seen throughout the Mideast crisis when refiners were forced to run the higher sulfur heavier crudes, and early in 1997 when conversion unit problems increased supply. In 1998, export demand increased due to hydropower deficiencies and the market strengthened. Low production resulting from lighter crude slates and increased conversion has kept the market strong in 1999.

  PADD V satisfies its imbalance from the production of residual fuel oil by exporting its surplus. This surplus has, however, significantly decreased over the years and exports have dropped even further as new coking units come onstream. Total U.S. exports dropped to $100,000 B/D in 1996 from peaks of well over 200,000 B/D during the Iraqi war when U.S. refiners were running heavier crudes, and residual fuels had to be exported out of the Western Hemisphere. they increased to 137,000 B/D in 1998 due to the high export demand. However, we expect them to drop back to the 100,000 B/D range in the forecast. PADD II is essentially in balance, but some low sulfur residual fuel oil is moved up from the Gulf Coast, while small periodic surpluses of high sulfur residual fuel oil moved down to PADD III. PADD I is the major deficit market in the U.S. Therefore, it balances its market demand by either importing or transferring material from PADD III. Generally, PADD III serves the southeastern portion of PADD I, whereas the foreign product is largely moved to the Northeast market.

  U.S. ASPHALT

  Asphalt demand in the U.S. is mainly driven by paving requirements for road construction, resurfacing, restoration, and maintenance. In fact, paving activities consume nearly 90% of the asphalt demand in most years. Roofing requirements consume the rest of the demand. The Asphalt Institute conducts an annual survey of asphalt producers in North America which provides information on the split between paving and non-paving demand.

  Asphalt demand peaked in 1990 at about 485,000 B/D, but dropped off to about 450,000 B/D in 1991/92 as a result of the recession. Demand varies from year to year, and exceeded 500,000 B/D for the first time in 1997 (Table IV-2). Asphalt demand is affected by the economy, since roofing asphalt demand is a function of home building and the replacement market. Paving asphalt demand is dependent on government funding for road building and repair so it varies with government policy. Since the outlook for the basic drivers (the economy and transportation) is positive, we expect asphalt demand to increase over the forecast period, with normal year to year fluctuations.

  The U.S. is basically self-sufficient in asphalt but about 30,000 B/D are annually imported, primarily from Venezuela. PDVSA is a large producer and marketer of asphalt in the U.S. and brings in some supplies from Venezuela. Purvin & Gertz does not expect a significant increase in imports of asphalt.

  U.S. COKE

  Coke consumption has increased along with the increase in production of marketable coke. In addition to the marketable coke, another 220,000 B/D is produced and consumed in the refineries. A portion of the coke is low sulfur and can be used for anodes for the manufacture of aluminum, but most is high sulfur and is used as fuel or exported. Coke can be used directly for burning in cement plants and blended with coal for boiler fuel.

  PADD II is the largest consumer of coke followed by PADD III. PADD II consumption, accounts for about 45% of the total usage. There are a number of coal fueled utility plants in PADD II. The big increase in consumption in PADD III in 1992 was related to the start-up of a co-generation plant that uses coke as fuel, but consumption has dropped back off. As more cokers are brought onstream, coke will be marketed to the extent possible in the U.S., with the balance exported.

  U.S. OTHER PRODUCTS

  Production of other products is now about 2.2 million B/D and growing. Most of these products are consumed in the U.S., but a significant portion of the coke production is exported, as discussed earlier coke shown in the table below represents total coke produced. Other product demand has grown very strongly over the years. In 1997, growth averaged near 3%, rising to 4.7 million B/D. This includes NGL's and all other non-major fuels products. In 1998, demand fell to 1996 levels of 4.6 million B/D reflecting mild weather, but we expect demand to rise by about 1% per year over the forecast.

                     UNITED STATES OTHER PRODUCT PRODUCTION
                           (Thousand Barrels per Day)

Product                    1995  1996  1997  1998  1999  2000  2005  0210  2015
-------                    ----- ----- ----- ----- ----- ----- ----- ----- -----
Refinery LPG..............   629   633   664   640   659   667   697   737   756
White Spirits.............    51    50    52    68    69    70    75    79    82
Naphtha...................   172   191   229   244   248   252   270   286   299
Lubes & Waxes.............   196   196   207   208   212   216   233   249   263
Petroleum Coke............   630   664   690   695   717   727   762   804   775
Miscellaneous.............   308   262   285   287   292   295   314   331   346
Total..................... 1,986 1,996 2,128 2,142 2,196 2,226 2,350 2,487 2,521

                        V. HEAVY CRUDE OIL AVAILABILITY

  There should be adequate supplies of heavy crude available to the Upgrade Project because heavy crude production is concentrated in the Western Hemisphere and Purvin & Gertz expects production to increase substantially over the life of the Upgrade Project. In recent years, heavy crude production has been increasing rapidly, particularly in Venezuela, Mexico and Canada, whereas exports to Western Europe and Asian have not increased significantly. The increased Canadian production has been utilized in refineries in the U.S. Midwest (PADD II) and Mountain Region (PADD IV). Most of the increase from Mexico and Venezuela has been placed in refineries on the U.S. Gulf Coast (PADD
III), where the Upgrade Project will be located. Availability of larger quantities of heavy crude has led to the addition of deep conversion equipment (such as cokers) to minimize the yield of residual fuel oil in the refining process. Expected future increases in heavy crude production in Mexico and Venezuela are causing the heavy oil producers to seek out joint ventures or crude supply arrangements, such as the Upgrade Project, to process these crudes. Several others have been announced and more will likely be forthcoming.

HEAVY CRUDE OIL PRODUCTION

  Heavy crude production is concentrated in the Western Hemisphere. In 1998, Latin America produced 3.9 million B/D of heavy crude out of a total worldwide production of 8.9 million B/D. The U.S. (866,000 B/D) and Canada (825,000 B/D) contributed 1.7 million B/D, raising the Western Hemisphere total to 5.6 million B/D which represents over 60% of the world's 1998 heavy crude production. About 2.0 million B/D of heavy crude was produced in the Middle East, with the balance scattered throughout the rest of world. Heavy crude production by region is shown in Table V-1 and summarized below.

                             HEAVY CRUDE PRODUCTION
                           (Thousand Barrels per Day)

                                                        Projected
                                         ---------------------------------------
                       1996  1997  1998  1999  2000   2005   2010   2015   2020
                       ----- ----- ----- ----- ----- ------ ------ ------ ------
United States........    915   887   866   857   848    780    696    611    575
Canada...............    682   800   825   799   781  1,201  1,244  1,292  1,292
Latin America........  3,631 3,899 3,879 3,809 3,837  5,002  5,781  6,473  6,899
 Mexico                1,371 1,567 1,607 1,650 1,693  1,910  2,127  2,300  2,417
 Venezuela...........  1,985 2,037 1,948 1,817 1,787  2,711  3,251  3,753  4,045
 Other...............    275   295   325   342   356    382    404    420    436
Africa...............    331   312   301   291   281    272    254    231    209
Middle East..........  1,888 1,955 2,034 2,000 2,003  2,251  2,409  2,694  2,751
China................    691   701   709   718   727    773    807    830    851
Western Europe.......    221   288   302   365   513    557    553    551    550
Eastern Europe.......     28    26    24    23    22     19     16     15     14
 Total...............  8,387 8,869 8,940 8,861 9,012 10,855 11,761 12,698 13,140

  Since most of the heavy crude is produced in the Western Hemisphere (Mexico, Venezuela, and Canada), most is exported to the United States. Exports by destination for 1998 are shown in the following table.

                           HEAVY CRUDE EXPORTS: 1998
                           (Thousand Barrels per Day)

                        PADD I PADD II PADD III PADD IV PADD V EUROPE ASIA TOTAL
                        ------ ------- -------- ------- ------ ------ ---- -----
Venezuela.............   164      38      696     --      18    170   --   1,086
Mexico................    22      26      732     --      22    163     5    970
Canada................    27     591        4     150      4    --    --     776
Middle East...........    38       6      286     --     --     166   222    718
                         ---     ---    -----     ---    ---    ---   ---  -----
 Total................   251     661    1,718     150     44    499   227  3,550

SUPPLY OF HEAVY CRUDE OIL TO THE UPGRADE PROJECT

  The Upgrade Project is being designed to run predominantly Maya crude which is heavy (22(degrees) API) sour crude. Mexico also produces a medium (32(degrees) API) sour crude (Isthmus) and a very light (39API) sour crude (Olmeca).

  MEXICAN CRUDE OIL PRODUCTION

  Total crude oil and condensate production has increased rapidly since the first wells in the Chiapas-Tabasco (Reforma) were brought onstream. A high level of drilling activity in 1978 resulted in production from the prolific fields in the Bay of Campeche. Total crude oil reserves that were estimated to be 25.6 billion barrels at the end of 1978 have been officially estimated at
48.8 billion barrels as of January 1, 1998.

  Crude production in Mexico increased rapidly from the mid 1970s through the early 1980s. From 1982 through 1996, production averaged about 2.7 million B/D and did not reach the 3 million B/D mark until 1997 (Figure V-1 and Table V-2). Even though total production did not increase significantly over the 1982/98 period, there was a significant shift in quality. Prior to 1982, most of the production was light sour (Isthmus), but heavy sour (Maya) grew rapidly starting in 1979, and exceeded 1.0 million B/D in 1982 for the first time. Maya production has increased slowly since then and was 1.61 million B/D in 1998.



                [GRAPHIC OF FIGURE V-1-MEXICO CRUDE PRODUCTION]

  For the short term, Mexico has agreed to reduce exports to assist the OPEC producers in reducing excess supplies of crude oil. However, in the longer term, exports of Maya will increase (Figure V-2).



                  [GRAPHIC OF FIGURE V-2-MEXICO CRUDE EXPORTS]

  In 1988, Mexico began segregating a very light sour crude (Olmeca) and production of Olmeca peaked at 578,000 B/D in 1996, declining slightly to 554,000 B/D in 1998. At the same time, production of medium sour crude (Isthmus, 32(degrees)API) declined from about 1.7 million B/D in 1982 to below 900,000 B/D in 1991. Production of Isthmus has remained in the 800,000 to 900,000 B/D range since 1991. Production of Olmeca and Isthmus is forecast to decline slowly over the next 20 years.

  Maya Crude Oil

  Most of Mexico's heavy Maya (22(degrees)API and 3.4%S) comes from the Cantarell field. Within the Cantarell field there are four major fields with total remaining reserves of 14 billion barrels of crude.

                          CANTARELL CRUDE OIL RESERVE
                               (MIllion Barrels)

                                                              Original Remaining
                                                              -------- ---------
       Akal.................................................. 32,086.4 13,111.2
       Chac..................................................    285.3     33.4
       Kutz..................................................    637.1    363.1
       Nohoch................................................  2,011.1    464.0
       Takin.................................................     35.0     14.2
                                                              -------- --------
         Total............................................... 35,055.3 13,985.9

  PEMEX is initiating a massive nitrogen injection project on the Cantarell field to boost crude production. Estimated expenditures exceed $1 billion. It is being brought on in stages, with the first train of the plant (300 MM cfd) scheduled for April 2000 and the remaining three trains to be onstream by January 2001. At completion, PEMEX expects production of Maya to increase to over 2.0 million B/D.

  Mexico exports most of its Maya to the U.S., with the balance shipped to Europe and Asia. While PEMEX prefers to sell its Maya on a term basis, some Maya could be redistributed between markets. This may take 6 months to 1 year to accomplish this since PEMEX generally sells its crude on term contracts. Longer term, PEMEX is likely to have uncommitted volumes of Maya as production is likely to grow faster than PEMEX can find commitments for its crude.

ALTERNATE SOURCES OF HEAVY CRUDE OIL SUPPLY

  If for some reason heavy crude from Mexico is not available to the Upgrade Project, other heavy crudes are likely to be available. Venezuela plans to increase production of heavy crude and will be looking for outlets for this production. Venezuela would be a logical place for the Upgrade Project to look for heavy crude supplies since it would be a short haul crude. Venezuela crudes are heavier and contain more sulfur than Maya but they can be processed by the Upgrade Project.

 VENEZUELA

  Venezuela's reserves are predominantly composed of heavy grade crudes. In 1998, PDVSA had about 75 billion barrels of proved oil reserves, which includes both developed and undeveloped reserves. Developed reserves totaled 17 billion barrels in 1998 of which heavy and extra heavy (less than 10API) crudes comprised approximately 6.5 billion barrels.

  Venezuela has a broad range of crude oil produced from numerous fields. Such production is categorized by Venezuela into three types:

                    Light:   30(degrees)API
                    Medium:  22-30(degrees)API
                    Heavy:   <22(degrees)API

  Production of the light grade crude oil has been increasing rapidly in recent years due to the market preference for lighter crudes at rates disproportionate to reserves.

  The medium grade crude classification by PDVSA includes crude predominantly in the 22-25(degrees)API range, and includes the major 24(degrees)API export grades. These Venezuelan crudes have somewhat better distillation yields, lower sulfur content and lower viscosity when compared to most other exported heavy crude oils. The low gravity is exaggerated by the naphthenic quality of the crude, although the metals content is typical of Western Hemisphere heavy crudes.

  The heavier than 22(degrees)API crudes include Bachaquero light types of approximately 17(degrees)API, the Bachaquero heavy types of approximately 13(degrees)API, the Merey crude oil (16(degrees)API and the even heavier types such as the Boscan 11(degrees)API crude.

  In order to more rapidly develop its heavy oil reserves in the Orinoco belt, Venezuela is developing a number of heavy oil projects. These projects vary in size from 100,000 to 200,000 B/D, and employ different technologies to produce syncrudes ranging from light sweet (31(degrees)API) to fairly heavy sour syncrude (15(degrees)API). These projects currently include the following:

  . Conoco has entered in a joint venture with PDVSA (Petrozuata) to upgrade
    120,000 B/D of Zuata heavy crude oil (10(degrees)API, 2.7%S) to 104,000 B/D of 20(degrees) to 23(degrees)API high sulfur (2.3%S) syncrude.

  . Mobil/Veba entered in a joint venture with PDVSA (Cerro Negro), approved in October 1997, to upgrade 120,000 B/D of Cerro Negro heavy crude oil (8(degrees)API) which will be upgraded further at Mobil's Chatmette, LA refinery and in Veba's European refinery system.

  . Total/Statoil (Sincor) entered in a joint venture with PDVSA to upgrade
    192,000 B/D of heavy crude oil (9(degrees)API, 3.4%S) to light sweet syncrude.

  . Arco/Phillips/Texaco have entered in a $2.2 billion joint venture
    Association Agreement with PDVSA (Petrolera Ameriven). In connection with this project, about 200,000 B/D of Hamaca heavy crude oil (9(degrees)API) will be upgraded to 180,000 B/D of 25(degrees)API syncrude. This project is currently on hold pending developments in the energy and capital markets. Arco recently sold its interest in the project to Phillips and the new partners plan to start construction by mid 2000.

  Venezuela's actual and estimated crude oil production exports and domestic use is shown in Table V-3. Venezuela's crude oil production declined from the early 1970s through the late 1980s to 1.56 million B/D. However, since 1986/87, this trend has reversed and production has doubled to about 3.25 million B/D in 1997 (Figure V-3). Production was down slightly in 1998 and will decrease again in 1999 as a result of Venezuela's agreement with OPEC to cut production. Prior to the recent decline in demand, which prompted the cutbacks by OPEC, Venezuela had announced plans to increase production to 5.5 million B/D by 2008. However, given the OPEC cutbacks, decline in demand and other developments, reaching this targeted production rate will likely be delayed.



                  [GRAPHIC OF V-3-VENEZUELA CRUDE PRODUCTION]

  In 1998, PDVSA processed for domestic use mostly medium crude (412,000 B/D) and light crude (426,000 B/D) in its refineries. Only about 228,000 B/D of heavy crude was processed. As a result, the majority of heavy crude produced is exported for processing outside of Venezuela. Exports in 1998 amounted to approximately 813,000 B/D, 798,000 B/D, and 445,000 B/D of heavy, medium and light crude oil, respectively (Figure V-4). Since we expect heavy crude production to increase in line with, or slightly faster than the other grades, we believe that heavy crude exports will increase. Medium Venezuelan crude also includes heavy crude ranging from 21(degrees) API to 30(degrees) API with most of the production being of heavier grades.

                    [GRAPHIC OF V-4-VENEZUELA CRUDE EXPORTS]

  Since 1989, Venezuela's crude production has gradually shifted to a higher percentage of heavy sour crude. Heavy crude accounted for about 22% in 1990, about 33% in 1997 and is forecast to be about 35% by 2020 (Table V-3).

HEAVY CRUDE BALANCES

  Heavy crude production, indigenous consumption, and exports by destination were analyzed for the historical period of 1990 to 1998 and forecasts were prepared for 1999 to 2020. The major export markets for heavy crude are shown in the following table:

                      MAJOR EXPORT MARKETS FOR HEAVY CRUDE
                           (Thousand Barrels per Day)

                                                          Projected
                                             -----------------------------------
                     1995  1996  1997  1998  1999  2000  2005  2010  2015  2020
                     ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
United States......  2,335 2,494 2,818 2,885 2,912 3,153 4,367 4,923 5,393 5,500
Canada.............    104    74    79    79    95    96   103   110   118   125
Latin America......     55    61    86    87    89    90    97   104   111   120
Middle East........    108    98    80    80    79    79    78    76    75    75
Japan..............    351   338   343   357   371   386   457   529   550   600
Asia...............     13    15    33    35    35    35    35    35    35    35
Western Europe.....    579   540   541   527   518   506   447   383   315   300
 Total.............  3,543 3,620 3,981 4,050 4,099 4,345 5,584 6,160 6,597 6,755

  Worldwide heavy crude production declined from a peak of 7.3 million B/D in 1981 to 6.0 million B/D in 1985, but reached a new high of 8.94 million B/D in 1998 (Table V-1). The output of heavy crude in the Middle East during that time period was highly influenced by the level of production in Saudi Arabia and the mix of crude oil grades. The decrease in Middle East heavy crude production in the 1980s was due to a number of factors, including overall market demand, the OPEC quota system, and Saudi Arabia's election to have its production efforts focused on light and medium crudes. Also, as Venezuela strived to maximize light production within its OPEC quota, its heavy crude output declined through 1989 (Table V-3). OPEC producers capable of producing multiple grades of crude oil have an incentive to maximize revenues in periods of constrained production by maximizing production of more profitable light and medium crudes while making production cuts in the heavy crude oils. Saudi Arabia and Venezuela increased their share of total production in 1990-91 in connection with the Gulf War.

  During the early 1980s, the higher value of Middle Eastern crudes in other markets prevented heavy crudes from penetrating the U.S. market. About 65% of the U.S. heavy crude refining capacity was designed for the low-metals Middle Eastern crudes and, hence was under-utilized in the early 1980s due to the price disparity.

  Netback pricing arrangements eliminated the disparity and Middle Eastern imports began flowing into U.S. markets in the late 1980s. Imports of heavy crude from the Middle East averaged only 24,000 B/D in 1986, but rose rapidly and peaked at 500,000 B/D in 1991/92. Imports dropped back off during the 1993/97 period. Middle East imports have increased the past two years, with 330,000 B/D of heavy sour crude imported into the U.S. in 1998.

  Heavy crude imports from sources other than the Middle East increased throughout the 1980s and early 1990s. Imports of Maya increased to the 800,000 B/D range, while Venezuelan shipments increased from approximately 300,000 B/D in 1985 to 900,000 B/D in 1998. Venezuelan exports to the U.S. were stimulated in part by Venezuelan equity ownership of U.S. heavy crude refining assets. Canadian exports, mostly to the Midwest, averaged about 400,000 B/D during the 1990-95 period, but surged to over 724,000 B/D in 1998 when more pipeline capacity became available.

  Europe and Japan are the only other major importers of heavy crude. Consumption in Japan has remained relatively constant for the last several years. Japan imports 350,000-375,000 B/D, mostly from the Middle East.

Imports of heavy crude into Europe are declining. From a peak of 875,000 B/D in 1992, imports declined to approximately 527,000 B/D in 1998. Most of Europe's imports come from Latin America and the Middle East, but Egypt exports about 50,000 B/D to southern Europe.

  Over the next several years production of heavy crude will not increase as rapidly as in the recent past. The OPEC cutbacks will cause less heavy crude to be produced in Venezuela and in the Middle East. Canada's plans to increase heavy oil production have also been slowed by the recent crude price drop.

  However, the crude price is already recovering so the impact of the price drop will be short live. As is illustrated in the following table, we expect heavy crude production to further increase during the 2000 to 2020 period with the major production increases occurring in the following areas.

                   MAJOR HEAVY CRUDE OIL PRODUCTION INCREASES
                           (Thousand Barrels per Day)

                                            Production                      Production Increases
                         ------------------------------------------------- ------------------------
                                                      Projected
                                           ------------------------------- 1998  2000-  2010- 2015-
                         1985  1990  1998  2000  2005  2010   2015   2020  2000  2010   2015  2020
                         ----- ----- ----- ----- ----- ----- ------ ------ ----  -----  ----- -----
California OCS              81    82   131   123    86    60     43     40   (8)   (63)  (18)   (2)
Canadian................   297   449   825   781 1,201 1,244  1,292  1,292  (44)   462    48     0
Mexico.................. 1,126 1,223 1,607 1,693 1,910 2,127  2,300  2,417   87    433   173   117
Venezuela............... 1,088 1,202 1,948 1,787 2,711 3,251  3,753  4,045 (160) 1,463   502   292
Middle East.............   966 1,662 2,034 2,003 2,251 2,409  2,694  2,751  (31)   407   285    57
  Total................. 3,559 4,618 6,544 6,388 8,159 9,091 10,081 10,546 (156) 2,703   991   464

                                   TABLE V-1

                 WORLD CRUDE OIL PRODUCTION BY REGION AND TYPE
                          (Thousands Barrels per Day)

                                                                      Projected
                                                      -----------------------------------------
                           1995   1996   1997   1998   1999   2000   2005   2010   2015   2020
                          ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
United States
 Condensate.............     357    383    396    420    437    456    416    371    329    293
 Light Sweet............   2,584  2,536  2,487  2,455  2,426  2,408  2,290  2,088  1,897  1,739
 Light Sour.............   2,730  2,722  2,755  2,675  2,767  2,848  2,963  2,882  2,635  2,323
 Heavy Sour.............     939    915    887    865    857    848    780    696    611    575
 Total..................   6,610  6,557  6,525  6,415  6,485  6,560  6,449  6,037  5,473  4,930
Canada
 Condensate.............     163    175    177    189    200    206    238    256    268    276
 Light Sweet............     896    876    851    910    933    966  1,316  1,374  1,349  1,379
 Light Sour.............     284    274    285    280    275    272    245    219    196    176
 Heavy Sour.............     615    682    800    825    799    781  1,201  1,244  1,292  1,292
 Total..................   1,958  2,007  2,114  2,204  2,207  2,225  3,000  3,093  3,105  3,123
Latin America
 Condensate.............      36     38     41     43     44     45     53     59     63     66
 Light Sweet............     990  1,210  1,355  1,519  1,658  1,788  2,000  2,180  2,323  2,462
 Light Sour.............   3,910  4,101  4,091  4,032  3,904  3,815  4,492  6,147  5,626  6,056
 Heavy Sour.............   3,218  3,631  3,899  3,879  3,809  3,837  5,002  5,781  6,473  6,899
 Total..................   8,153  8,981  9,386  9,473  9,416  9,485 11,548 13,167 14,484 15,482
Middle East
 Condensate.............      15     19     23     27     31     34     36     37     38     39
 Light Sweet............     485    533    571    817    813    808    820    833    843    852
 Light Sour.............  16,464 16,643 17,170 16,049 17,887 17,882 20,526 22,647 26,337 27,066
 Heavy Sour.............   1,821  1,888  1,955  2,034  2,000  2,003  2,251  2,409  2,694  2,751
 Total..................  18,786 19,083 19,719 20,926 20,730 20,727 23,633 25,927 29,912 30,707
Africa
 Condensate.............      92     93     94    103     96     95    109    118    128    131
 Light Sweet............   5,244  5,449  5,568  5,787  5,656  5,669  6,510  7,136  7,762  8,071
 Light Sour.............     604    600    588    587    588    590    568    532    487    445
 Heavy Sour.............     352    331    312    301    291    281    272    254    231    209
 Total..................   6,292  6,474  6,583  6,778  6,631  6,634  7,458  8,040  8,608  8,855
Asia
 Condensate.............      51     57     64     65     66     67     64     62     61     60
 Light Sweet............   3,516  3,544  3,574  3,600  3,602  3,587  3,588  3,634  3,690  3,655
 Light Sour.............      80     80     87     88     88     88     86     84     82     81
 Heavy Sour.............       0      0      0      0      0      0      0      0      0      0
 Total..................   3,647  3,681  3,726  3,753  3,755  3,741  3,738  3,780  3,833  3,796
China
 Condensate.............       0      0      0      0      0      0      0      0      0      0
 Light Sweet............   2,330  2,450  2,487  2,515  2,545  2,576  2,740  2,852  2,944  3,018
 Light Sour.............       0      0      0      0      0      0      0      0      0      0
 Heavy Sour.............     657    691    701    709    718    727    773    807    830    851
 Total..................   2,987  3,141  3,188  3,225  3,263  3,303  3,513  3,670  3,774  3,870

                 WORLD CRUDE OIL PRODUCTION BY REGION AND TYPE
                           (Thousand Barrels per Day)

                                                                      Projected
                                                      -----------------------------------------
                           1995   1996   1997   1998   1999   2000   2005   2010   2015   2020
                          ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Western Europe
 Condensate.............      99    111    111    109    125    130     93     89     83     78
 Light Sweet............   5,311  5,646  5,544  5,473  6,023  6,291  5,510  6,053  5,298  4,461
 Light Sour.............     379    373    364    366    400    405    308    280    241    213
 Heavy Sour.............     151    221    288    302    365    513    557    553    551    550
 Total..................   5,940  6,351  6,307  6,251  6,914  7,339  6,467  6,974  6,174  5,301
Eastern Europe
 Condensate.............      31     30     26     25     24     23     20     17     16     15
 Light Sweet............     164    162    160    159    158    156    145    137    131    126
 Light Sour.............      34     33     31     30     29     26     25     23     21     20
 Heavy Sour.............      29     28     26     24     23     22     19     16     15     14
 Total..................     257    253    243    238    234    229    208    194    184    175
FSU
 Condensate.............     318    317    336    334    338    340    354    389    447    580
 Light Sweet............     175    174    173    173    221    233    290    970  1,460  3,645
 Light Sour.............   6,673  6,576  6,720  6,684  6,682  6,677  6,845  7,235  7,999  9,174
 Heavy Sour.............       0      0      0      0      0      0      0      0      0      0
 Total..................   7,166  7,067  7,228  7,191  7,241  7,249  7,488  8,594  9,906 13,398
Total World
 Condensate.............   1,162  1,224  1,267  1,312  1,359  1,396  1,382  1,398  1,432  1,537
 Light Sweet............  21,694 22,581 22,771 23,409 24,035 24,480 25,209 27,268 27,697 29,407
 Light Sour.............  31,157 31,403 32,093 32,792 32,620 32,604 36,057 39,048 43,626 45,553
 Heavy Sour.............   7,782  8,387  8,869  8,941  8,861  9,012 10,855 11,761 12,698 13,141
 Total..................  61,795 63,595 65,000 66,453 66,875 67,492 75,503 79,476 85,453 89,637

                                   TABLE V-2

                           MEXICAN CRUDE OIL BALANCES
                         (Thousands of Barrels Per Day)

                   Production                  Exports                 Domestic Use
           -------------------------- -------------------------- -------------------------
           Maya  Isthmus Olmeca Total Maya  Isthmus Olmeca Total Maya Isthmus Olmeca Total Runs  Draw
           ----- ------- ------ ----- ----- ------- ------ ----- ---- ------- ------ ----- ----- ----
1976           0    801     0     801     0    94      0      94   0     707     0     707
1977           0    981     0     981     0   202      0     202   0     779     0     779
1978           0  1,213     0   1,213     0   365      0     365   0     848     0     848   828 (20)
1979          12  1,459     0   1,471    12   521      0     533   0     938     0     938   890 (48)
1980         611  1,325     0   1,938   370   458      0     828 241     867     0   1,108 1,054 (54)
1981         887  1,426     0   2,313   611   487      0   1,098 276     939     0   1,215 1,174 (41)
1982       1,041  1,706     0   2,747   812   679      0   1,491 229   1,027     0   1,258 1,161 (95)
1983       1,117  1,548     0   2,665   859   678      0   1,537 258     870     0   1,128 1,122  (6)
1984       1,178  1,506     0   2,884   904   540      0   1,444 274     966     0   1,240 1,224 (16)
1985       1,126  1,505     0   2,630   832   606      0   1,438 294     898     0   1,192 1,246  54
1986       1,025  1,402     0   2,426   836   452      0   1,290 187     950     0   1,137 1,214  76
1987       1,178  1,363     0   2,541   819   526      0   1,345 359     837     0   1,196 1,256  60
1988       1,163  1,272    72   2,507   768   457     72   1,307 395     805     0   1,200 1,245  45
1989       1,188  1,178   148   2,513   788   344    148   1,278 402     834     0   1,236 1,288  52
1990       1,223  1,167   158   2,548   827   293    158   1,277 396     874     0   1,271 1,307  36
1991       1,328    917   431   2,676   875   328    162   1,365 453     589   269   1,311 1,345  34
1992       1,348    892   430   2,668   935   291    160   1,386 411     601   270   1,282 1,335  53
1993       1,320    791   562   2,673   861   264    220   1,345 459     527   342   1,328 1,370  42
1994       1,270    890   525   2,665   806   179    329   1,314 464     711   196   1,371 1,413  42
1995       1,220    864   533   2,617   721   158    432   1,311 499     706   101   1,306 1,349  43
1996       1,371    910   578   2,859   866   192    495   1,553 505     718    83   1,306 1,353  47
1997       1,567    881   574   3,022 1,020   216    485   1,721 547     665    89   1,301 1,243 (58)
1998       1,607    900   554   3,060 1,084   197    473   1,754 523     703    81   1,306 1,287 (19)

Projected
1999       1,650    898   550   3,098 1,111   230    463   1,803 539     669    88   12,95 1,295   0
2000       1,693    894   547   3,134 1,138   226    452   1,816 555     669    95   1,319 1,319   0
2001       1,737    888   544   3,166 1,165   219    442   1,826 572     669   102   1,343 1,343   0
2002       1,780    879   540   3,200 1,192   209    432   1,832 588     671   109   1,367 1,367   0
2003       1,823    869   537   3,229 1,219   197    421   1,837 504     672   116   1,392 1,392   0
2004       1,867    859   533   3,259 1,246   186    411   1,842 621     673   123   1,416 1,416   0
2005       1,910    849   530   3,289 1,273   175    400   1,848 837     674   130   1,441 1,441   0
2006       1,953    840   527   3,320 1,300   164    390   1,854 853     676   137   1,466 1,466   0
2007       1,997    831   523   3,351 1,327   154    380   1,661 870     677   144   1,491 1,491   0
2008       2,040    823   520   3,383 1,354   144    369   1,868 686     679   151   1,516 1,516   0
2009       2,083    814   517   3,414 1,381   134    359   1,874 702     680   158   1,540 1,540   0
2010       2,127    804   513   3,444 1,408   122    349   1,878 718     682   165   1,565 1,565   0
2015       2,300    618   500   3,616 1,500   128    300   1,928 800     691   200   1,691 1,691   0
2020       2,417    860   526   3,803 1,617    44    326   1,986 800     816   200   1,816 1,816   0

                                   TABLE V-3

                         VENEZUELAN CRUDE OIL BALANCES
                          (Thousands Barrels Per Day)

                                                                                      Domestic Use
                    Production                         Exports                (Includes Inventory changes)
           ----------------------------- ----------------------------------- -----------------------------------
                                                               Recon-
            Hvy   Med  Light Cond. Total  Hvy   Med  Light(1) stituted Total Hvy    Med   Light  Cond.   Total   Runs
           ----- ----- ----- ----- ----- ----- ----- -------- -------- ----- -----  ----- ------ ------ -------- -----
1976         617   876   787   20  2,294   379   406    424     171    1,360   238    469    378      0   11,085   987
1977         678   782   779   18  2,236   461   303    346     170    1,330   227    399    452      0    1,076   970
1978         667   759   720   20  2,106   421   347    269     179    1,216   246    412    471      0    1,129   838
1979         790   830   718   21  2,358   508   413    274     159    1,444   192    417    462      0    1,071   982
1980         803   693   630   21  2,147   635   292    220     130    1,283   168    401    428      0      994   692
1981         830   639   600   19  2,088   660   312    212      64    1,267   171    327    407      0      905   840
1982         735   582   582   17  1,876   876   227    186      74    1,082   160    336    393      0      886   843
1983         745   451   534   33  1,763   588   188    123      86      986   157    263    444      0      864   842
1984         798   322   351  108  1,690   723   101    117      67      824    82    393    333      0      808   839
1985         808   480   351  119  1,658   626    87    137      74      824    82    393    333      0      808   867
1986         472   653   378  142  1,645   489   156    254      50      949   (17)   497    266      0      746   867
1987         410   589   370  166  1,534   470   212    296      48    1,026   (60)   377    237      0      554   807
1988         303   708   428  168  1,716   467   196    311      47    1,010   (64)   513    303      0      782   938
1989         313   827   448  160  1,748   332   185    417      62      986   (19)   642    191      0      814   907
1990         456   880   700   61  2,086   491   348    355      48    1,242   (37)   532    396      0      891   917
1991         622   999   680   37  2,338   592   432    299      59    1,382    30    567    418      0    1,016 1,014
1992         621   989   687   37  2,334   648   478    257      47    1,429   (28)   513    467      0      952   941
1993         728   871   692   35  2,326   663   658    270      49    1,540    65    313    467      0      835   950
1994         922 1,047   669   40  2,588   712   651    274      57    1,693   211    396    326      0      932   935
1995         915 1.098   710   39  2,760   696   691    405      26    1,618   219    405    344      0      968 1,004
1996       1,048 1,242   816   48  3,154   826   835    474      50    2,185   222    407    300      0    1,019 1,019
1997       1,082 1,269   848   61  3,250   887   860    479      60    2,246   226    409    420      0    1,054 1,054
1998       1,041 1,209   817   56  3,122   813   798    402      60    2,106   228    412    426      0    1,086 1,086
Projected
1999         977 1,124   774   60  2,925   747   710    402      50    1,909   230    414    423      0    1,067 1,067
2000         987 1,101   705   57  2,890   734   685    402      50    1,871   233    416    420      0    1,069 1,069
2001       1,058 1,189   847   57  3,140   920   771    486      50    2,127   236    418    418      0    1,072 1,072
2002       1,137 1,267   926   60  3,385   898   847    505      50    2,380   239    421    416      0    1,078 1,075
2003       1,346 1,485 1,118   51  4,000 1,104 1,062    756      50    2,972   242    423    413      0    1,078 1,078
2004       1,438 1,670 1,208   60  4,266 1,194 1,145    847      50    3,235   244    425    411      0    1,081 1,081
2005       1,514 1,635 1,284   60  4,483 1,267 1,207    922      50    3,446   247    427    412      0    1,088 1,088
2006       1,686 1,694 1,355   51  4,687 1,336 1,264  1,000      50    3,650   250    430    407      0    1,086 1,086
2007       1,658 1,751 1,426   53  4,887 1,404 1,319  1,075      50    3,848   253    432    404      0    1,089 1,089
2008       1,728 1,806 1,495   55  5,084 1,471 1,371  1,151      50    4,042   265    434    402      0    1,082 1,082
2009       1,797 1,858 1,573   54  5,282 1,530 1,422  1,228      50    4,238   268    430    400      0    1,094 1,094
2010       1,874 1,917 1,658   50  5,500 1,613 1,478  1,311      50    4,453   261    439    397      0    1,097 1,097
2015       2,235 2,160 2,049   60  6,500 1,960 1,710  1,720      50    5,440   275    450    385      0    1,110 1,110
2020       2,490 2,269 2,301  117  7,177 2,190 1,769  2,095      50    6,104   300    500    323      0    1,123 1,123

-------
Notes: (1) includes Condensate

                                   TABLE V-4

             TOTAL UNITED STATES HEAVY SOUR CRUDE OIL SUPPLY/DEMAND
                           (Thousand Barrels Per Day)

                           1995   1996   1997   1998   1999   2000   2005   2010   2015
                          ------ ------ ------ ------ ------ ------ ------ ------ ------
Total Runs..............  13,972 14,195 14,662 14,837 15,003 15,253 16,370 17,393 18,205
Heavy Sour Runs.........   3,136  3,293  3,628  3,708  3,762  3,994  5,141  5,614  6,000
% Heavy Sour Runs.......      22     23     25     25     25     26     31     32     33

Production..............     939    916    887    866    857    848    780    696    611

Imports
 Africa.................      30     35     34     30     30     30     30     30     30
 Asia...................       0      0      0      0      0      0      0      0      0
 Canada.................     509    554    705    724    694    670    960  1,026  1,096
 China..................       0      0      0      0      0      0      0      0      0
 Eastern Europe.........       0      0      0      0      0      0      0      0      0
 FSU....................       0      0      0      0      0      0      0      0      0
 Japan..................       0      0      0      0      0      0      0      0      0
 Latin America..........   1,526  1,649  1,804  1,740  1,845  2,122  3,105  3,655  4,114
 Middle East............     138    147    181    330    316    303    235    168    100
 United States..........     131    109     75     40      5      5      4      4      3
 Western Europe.........       1      0     18     20     22     24     32     41     50

 Subtotal Imports.......   2,335  2,494  2,818  2,885  2,912  3,153  4,367  4,923  5,393

Exports
 Africa.................       0      0      0      0      0      0      0      0      0
 Asia...................       0      0      0      0      0      0      0      0      0
 Canada.................       0      0      0      0      0      0      0      0      0
 China..................       0      0      0      0      0      0      0      0      0
 Eastern Europe.........       0      0      0      0      0      0      0      0      0
 FSU....................       0      0      0      0      0      0      0      0      0
 Japan..................       0      0      0      0      0      0      0      0      0
 Latin America..........       0      0      0      0      0      0      0      0      0
 Middle East............       0      0      0      0      0      0      0      0      0
 United States..........     131    109     75     40      5      5      4      4      3
 Western Europe.........       0      0      0      0      0      0      0      0      0

 Subtotal Exports.......     131    109     75     40      5      5      4      4      3

Total Supply............   3,143  3,300  3,630  3,710  3,764  3,996  5,143  5,616  6,001

                              VI. DIVERSION RISKS

  There is always some risk that crude from a particular source will be disrupted or diverted from a particular market for any number of reasons:

  . Weather or other "force majeure."

  . Infrastructure constraints.

  . Political interference.

  . Production changes.

  . Marketing opportunities.

  The risks can be minimized by designing in flexibility to use crude from alternative sources. Usually, weather related disruptions are short lived. Similarly, infrastructure constraints like pipeline bottlenecks, etc., can be relieved fairly quickly. Political interference like the Iraqi, Libyan, or Iranian embargoes, last longer and can sometimes be permanent. Decline in production or better marketing opportunities can also be more permanent and structural impediments are generally long lasting.

PRODUCTION CHANGES

  Declines in production can often be anticipated but, if not, the gradual nature of full decline provides time to make alternative arrangements. The Upgrade Project is being designed to run Maya crude. Generally, it is risky to design a facility capable of running only one specific crude particularly if the design crude has a unique set of characteristics. The field could decline, the producer could refuse or be unable to deliver, etc. However, in this case, the risks are reduced since Mexico has a very active program underway to significantly expand Maya production. In addition, Venezuela is also expanding its heavy crude production as well. However, a facility designed to handle Maya crude (22API) can easily substitute other heavy crudes like Neutral Zone crudes or many Venezuelan crudes since they are generally lighter and have less metals and sulfur.

MARKETING OPPORTUNITIES

  Producers continuously analyze market opportunities to seek out the highest possible netbacks consistent with maximizing production and hence revenue. Even so, most crude today is sold under contract so that efficient transportation arrangements can be made and crude will flow regularly from producer to consumer. In this environment, crudes tend to flow to the highest value market and the flow patterns are fairly stable. Stability is often disrupted by sudden increases (decreases) in supply in a producing region. For example, the rapid increase in crude supplies in the Atlantic Basin (North Sea, West Africa, Latin America) is causing flow pattern changes.

  In recent years, Mexico, Venezuela and Canada have increased production of heavy crude and have placed as much as possible in the U.S. (particularly in the U.S. Gulf Coast). These crudes have reduced requirements for crude from the Middle East. Mexico and Venezuela have a strong incentive to place the crude in the U.S. because other markets are much farther away so the shipping cost would reduce the netbacks to the producers. Furthermore, the refining industry in most other regions is not configured to handle heavy sour crude. In 1997, PEMEX exported 843,000 B/D of Maya to the U.S. which accounts for 84% of its heavy exports.

  Northwest Europe, for example, has a large surplus of light sweet crude coming out of the North Sea. Refineries in this region have no incentive to invest to run heavy crude when more than adequate supplies of light sweet crude are available. In addition, the requirement for low sulfur products and the availability of natural gas from the North Sea and Russia reduces the need for residual fuel oil, particularly high sulfur resid. Heavy sour crudes yield a much larger percentage of high sulfur resid than light sweet crude.

  Refineries in the Mediterranean region were designed to handle some heavy sour crude from the Middle East. However, a similar requirement for low sulfur fuels is reducing the demand for crudes which yield high sulfur resid. Declines in resid consumption is being expedited by the significant increases in availability of natural gas from Africa, Russia and the North Sea.

  Asia is choosing lighter crudes from Africa and the Middle East for similar reasons. Product specifications are requiring lower sulfur products and refiners are better able to meet these requirements by selecting lighter crudes and minimizing investments. Japan is the major market for heavy crude as their refineries were configured to handle heavy crudes from the Middle East. Even so, Japan is resisting pressure from Middle East producers to use more heavy crude.

  The small quantities of heavy crude from Mexico and Venezuela that are exported to Europe and Asia are primarily for asphalt manufacture. These crudes make good asphalt and are highly sought for these properties. However, the quantities are limited and growth in demand will be moderate. Most of Mexico's shipments to Europe go to Spain under a state to state arrangement between PEMEX and Repsol of Spain with smaller quantities going to Portugal. Most of Venezuela's heavy crude shipments to Europe go to Germany where PDVSA has ownership in a refinery.


   U.S. CRUDE OIL IMPORTS

  Table VI-1 summarizes total PADD I, II, and III heavy sour crude oil imports for 1994 through 1998. The tables demonstrates that the Gulf Coast (PADD III) is the largest U.S. sour crude oil and heavy sour crude oil import market. The table also illustrates that PEMEX's market share for crude oil and heavy sour crude oil in particular is substantial, particularly in the Gulf Coast region. In the Midwest region (PADD II), where Canadian crude oil has a significant transportation advantage over Mexican crude oil, PEMEX's market share is small.

  PEMEX was the second largest supplier of heavy crude oil to the United States with a 29% share of imports into the combined U.S. East Coast (PADD I), U.S. Midwest (PADD II) and U.S. Gulf Coast (PADD III) regional markets in 1998. Venezuela was first with a 33% share. The PADD (Petroleum Administration for Defense District) designation is the terminology used to define the various crude oil refining and marketing regions of the United States. The U.S. Rocky Mountain (PADD IV) region and the U.S. West Coast (PADD V) region are not considered competitive markets for Mexican crude oil due to logistical and competitive advantages possessed by Californian and Alaskan production.

  Sour crude imports for 1996 through 1998 by source are shown in Table VI-2. Crude runs by refinery for 1996 and 1997 are shown in Tables VI-3 and VI-4, respectively.

   MAJOR CUSTOMERS

  PEMEX's high U.S. market share is a result of increasing availability of heavy sour crude and its proximity to the market, as well as an effective marketing strategy. PEMEX is entering into agreements with refineries capable of efficiently processing heavy sour crude oil. The first joint venture coker project was with Shell at Deer Park. In late 1996, a 60,000 B/D coker came onstream. An announcement has been made that the coker will be expanded and Maya crude runs will be increased at Deer Park. PEMEX has also entered into a 100,000 B/D crude supply agreement with Coastal for Aruba. Purvin & Gertz expects about 220,000 B/D of Maya crude to be run when the new coker is completed in 2000. The Upgrade Project at the Clark Port Arthur refinery calls for about 200,000 B/D of Maya to be run at this facility. Recently agreements have been reached with Exxon to increase Maya runs to 65,000 B/D when the coker is expanded at Baytown and with Marathon to run 90,000 B/D when its new coker is completed. Long term contracts for Maya for 2002 now total 675,000 B/D.

  Table VI-5 lists the primary customers for PEMEX in the U.S. ranked by total barrels of heavy crude oil imported into PADDs I, II, and III over the 1994-98 period. As the table illustrates, customers of PEMEX together represented around 800,000 B/D of the heavy crude oil imports into the U.S. in 1998 and this will increase in the future.

STRUCTURAL IMPEDIMENTS

  Structural constraints which would reduce the risks of diversion can either be physical (i.e. the refinery design does not allow heavy sour crude to be run), ownership (for example, Venezuelan crude will be selected over Maya if unable to run in refineries owned by PDVSA) or geographical (such as Canadian heavy can more easily capture markets in the Northern Tier markets whereas Maya can compete more effectively on the U.S. Gulf Coast.

  PHYSICAL LIMITATIONS

  As shown in Table VI-3, about 3.9 million B/D or 43% of the refinery capacity in PADDs I-III is designed for light sweet. This excludes this capacity from consideration. Another 2.9 million B/D or 32% of the refinery capacity is designed for light sour. Light sour refiners can run some heavy sour but they probably have already heavied up their slate to the extent possible. Therefore, about 75% of the refinery capacity can be excluded as a potential market for Maya or other heavy crude.

  OWNERSHIP LIMITATIONS

  PDVSA's equity ownership of more than 900,000 B/D of refining capacity, its substantial import market share among existing third party refineries capable of processing Venezuelan type crude oil, and the discounts that would be needed to increase market share in existing complex refineries or through additions of new capacity effectively limit the possibility of a major shift by PEMEX away from supplying their contracted customers. Should PEMEX attempt such a shift, the resulting competition for the sale of heavy crude oil could result in a downward spiral of retaliatory price discounting, leading to even greater reductions in crude oil prices and total revenues.

  GEOGRAPHICAL CONSTRAINTS

  Further market penetration by PEMEX is constrained by logistical advantages of Canadian crude oil in the Midwest region, the various producer/refiner joint venture relationships in the U.S. East and Gulf Coast regions and the somewhat limited sour crude oil processing capacity in the United States.

MAJOR FACTORS LIMITING MARKET PENETRATION BY PEMEX

  REFINERY COMPLEXITY REQUIREMENT

  The heavy sour crude oil that dominates PEMEX's production requires refineries with relatively high Nelson complexity factors to most efficiently produce higher value refined petroleum products. The Nelson complexity factor is determined by multiplying all reported unit capacities by their complexity factor and dividing by crude oil distillation capacity. A basic topping refinery, which essentially separates crude oil into its boiling point fractions, has a complexity factor of 1.0. A refinery with asphalt capacity, which typically includes a vacuum distillation unit, has a complexity factor of
1.1 to 3.0. A hydroskimming refinery, which is usually a topping refinery with a catalytic reformer to upgrade the naphtha, has a typical complexity of 4 to
6. A cracking refinery which includes either a Fluid Catalytic Cracker (FCCU) or a Hydrocracker to upgrade gas oil into gasoline and distillates typically has a complexity factor range of 5 to 10. A coking refinery has a complexity factor of 7 to 12 and includes a delayed coker, which allows full conversion of the crude oil barrel. Mexico's crude oil is typically processed in coking refineries to realize the full value of the crude oil barrel. Refiners without coking capacity cannot typically process PEMEX's heavy sour crude oil economically, except in specialty asphalt operations.

  HIGH LEVEL OF SOUR CRUDE OIL CAPACITY UTILIZATION OF EXISTING REFINERIES

  Due to the high utilization rate of existing heavy oil capacity, PEMEX would find it difficult to divert its heavy crude to other users. Approximately 93% of the 6.9 million barrels per day of sour crude oil capacity in

PADDs I, II, and III was utilized in 1997 (Tables VI-3 and VI-4). Of the underutilized refineries in PADD III in 1997 capable of processing sour crude oil, several of these refineries have long to medium term crude oil supply contracts, including Phillips at Sweeny, Exxon at Baytown, and Clark at Port Arthur. Of the roughly 6.9 million barrels per day of sour crude oil refining capacity in PADDs I, II, and III, PEMEX supplies refineries having a capacity of 4.8 million barrels per day, or 77% of the total capacity. Most is under contract. Typically the contract term is for one year but they are "evergreen" which means they roll-over unless either party terminates the arrangement.

  STRATEGIC AFFILIATIONS OF COMPETING PRODUCERS

  Other competing producers are tying up refining capacity that might otherwise be available to process Mexican crude oil. The impact of known producer/refiner affiliations can be seen in the concentration of supply. For example, the total of Middle East crude oil processed by former Saudi Aramco partners Mobil, Chevron, Exxon and affiliate Texaco/Star Enterprise is 973 MBPD, or 68% of Middle Eastern imports of crude oil into the United States. These will further limit PEMEX expansion potential.

  VENEZUELAN EXTRA HEAVY OIL PROJECTS

  PDVSA is currently involved in four and negotiating two additional extra heavy oil production and upgrading projects in Venezuela's Orinoco Oil Belt, which will further limit the market for PEMEX's traditional production and imports into the United States to the extent they include PDVSA partner refineries which would otherwise be outlets for traditional PEMEX heavy sour crude oil production. The affected refineries include the Mobil Chalmette refinery, the Conoco Lake Charles refinery, and potentially, the Coastal Corpus Christi and the Exxon refineries.

  ALTERNATIVE CRUDE SUPPLY

  If for some reason, PEMEX decided to divert the Maya crude away from the Clark Port Arthur refinery, there are alternative supplies of heavy sour crude that Clark and PACC could likely obtain.

  Venezuela will be rapidly expanding its heavy crude production as world crude demand grows as Asia recovers. OPEC quota levels will be raised so Venezuela will not have to constrain output. In addition, the heavy oil production (Orinoco) discussed earlier will get back on track and will add to the heavy crude supply.

  Mexico is expanding its heavy crude production from 1.6 million B/D to 2.3 million B/D by 2015. New customers will need to be found. In addition, an examination of the refineries that purchase Mexican Maya crude indicates that a significant portion is being run in refineries which do not have adequate bottoms upgrading to completely upgrade the bottoms so it is run in a cracking mode rather than in a coking mode. This means that PEMEX could realize a higher value for the Maya if it were sold to a coking operation, like the Upgrade Project.

  Saudi Arabia is having difficulty in marketing the expanded production from the Neutral Zone. They are pressuring Japan to take more but the Japanese are resisting. Contracts for this crude would not be difficult to obtain.

                                   TABLE VI-1

                             SOUR CRUDE OIL IMPORTS
                           (Thousand Barrels per Day)

                                  TOTAL SOUR CRUDE                   HEAVY SOUR CRUDE
                          ---------------------------------  ---------------------------------
                          PADD I PADD II PADD III Total  %   PADD I PADD II PADD III Total  %
                          ------ ------- -------- ----- ---  ------ ------- -------- ----- ---
1998 PEMEX..............    27       61   1,190   1,278  23%   22      26      732     780  29%
 Canada.................    59      711       5     755  14%   27     591        4     623  23%
 Venezuela..............   205      125   1,007   1,337  24%  164      38      696     898  33%
 Middle East............   163      237   1,480   1,880  34%   38       6      286     330  12%
 Other..................    71       18     118     206   4%   55       3       41     100   4%
 Total..................   524    1,152   3,799   5,476 100%  307     664    1,760   2,731 100%
1997 PEMEX..............    23      106   1,215   1,344  25%   21      53      772     846  32%
 Canada.................    38      671       0     709  13%   24     588        0     612  23%
 Venezuela..............   177      158     997   1,333  25%  156      18      696     870  33%
 Middle East............   153      170   1,240   1,563  30%   50       4      135     189   7%
 Other..................    86       36     213     335   6%   41       0       48      89   3%
 Total..................   477    1,141   3,666   5,284 100%  292     663    1,651   2,606 100%
1996 PEMEX..............    16      115   1,078   1,210  26%   16      31      668     715  31%
 Canada.................    38      509       4     551  12%   24     450        2     475  21%
 Venezuela..............   192      153     938   1,283  28%  168      93      692     953  42%
 Middle East............   171      117   1,109   1,396  30%   39       0       35      74   3%
 Other..................    63       35     125     223   5%   35       0       28      63   3%
 Total..................   480      929   3,253   4,663 100%  282     574    1,425   2,280 100%
1995 PEMEX..............    30       28     860     918  22%   21      11      539     571  30%
 Canada.................    41      524       1     566  14%   27     398        0     425  22%
 Venezuela..............   157      157     656     969  24%  141      24      457     622  32%
 Middle East............   238      101   1,083   1,422  35%   72       0      160     232  12%
 Other..................    29        3     196     228   6%   27       1       38      66   3%
 Total..................   495      812   2,795   4,102 100%  288     434    1,194   1,916 100%
1994 PEMEX..............    55       55     730     840  21%   26      54      517     597  33%
 Canada.................    61      510       1     571  14%    0     278        1     279  15%
 Venezuela..............   142      138     538     818  20%  123       6      398     527  29%
 Middle East............   239      132   1,276   1,647  41%   89       1      256     347  19%
 Other..................    26       35     119     180   4%   10       8       33      52   3%
 Total..................   523      870   2,664   4,056 100%  248     347    1,205   1,801 100%

                                   TABLE VI-2

                          SOUR CRUDE IMPORTS BY SOURCE
                               (Barrels per Day)

                          PADD I                   PADD II                    PADD III                  Total PADD I-III
                  ----------------------- ------------------------- ----------------------------- -----------------------------
                   Light   Heavy   Total   Light   Heavy    Total     Light     Heavy     Total     Light     Heavy
                   Sour    Sour   PADD I   Sour    Sour    PADD II    Sour      Sour    PADD III    Sour      Sour      TOTAL
                  ------- ------- ------- ------- ------- --------- --------- --------- --------- --------- --------- ---------
1996
Mexico...........       0  16,071  16,071  83,679  31,496   115,175   410,659   667,765 1,078,424   494,338   715,332 1,209,671
Venezuela........  23,690 168,493 192,183  60,356  92,573   152,929   245,310   692,343   937,653   329,356   953,409 1,282,765
Canada...........  14,019  23,870  37,889  59,675 449,520   509,195     2,115     1,784     3,899    75,809   475,174   550,983
Mid East......... 132,041  38,700 170,741 116,633       0   116,633 1,073,616    34,921 1,108,537 1,322,290    73,621 1,395,911
Other............  28,178  34,693  62,871  35,449       0    97,022    97,022    27,910   124,932   160,649    62,603   223,252
 TOTAL........... 197,928 281,827 479,755 355,792 573,588   990,954 1,828,723 1,424,723 3,253,445 2,382,443 2,280,138 4,662,581

1997
Mexico...........   1,920  21,159  23,079  53,400  52,737   106,137   443,050   772,200 1,215,250   498,370   846,096 1,344,466
Venezuela........  21,310 155,770 177,080 140,670  17,690   158,360   301,020   696,270   997,290   463,000   869,730 1,332,730
Canada...........  14,272  24,116  38,388  82,470 588,171   670,641         0         0         0    96,742   612,287   709,029
Mid East......... 102,592  49,959 152,551 165,430   4,482   169,912 1,105,488   134,940 1,240,428 1,373,510   189,381 1,562,891
Other............  44,460  41,170  85,630  36,440       0    36,440   165,580    47,710   213,290   246,480    88,880   335,360
 TOTAL........... 184,554 292,174 476,728 478,410 663,080 1,141,490 2,015,138 1,651,120 3,666,258 2,678,102 2,606,374 5,284,476

1998
Mexico...........   4,556  22,038  26,594  35,482  25,589    61,071   457,942   732,074 1,190,016   497,980   779,701 1,277,681
Venezuela........  41,036 164,104 205,140  86,847  38,252   125,099   310,726   696,022 1,006,748   438,609   898,378 1,336,987
Canada...........  31,715  27,464  59,179 119,941 591,071   711,012     1,058     4,189     5,247   152,714   622,724   775,438
Mid East......... 124,307  38,422 162,729 231,523   5,805   237,328 1,193,682   286,151 1,479,833 1,549,512   330,378 1,879,890
Other............  15,556  54,967  70,523  14,370   3,225    17,595    76,164    41,370   117,534   106,090    99,562   205,652
 TOTAL........... 217,170 306,995 524,165 488,163 663,942 1,152,105 2,039,572 1,759,806 3,799,378 2,744,905 2,730,743 5,475,648

------
Note: Heavy indicates less than 30(degrees) API; Sour is greater than 0.7% sulfur

                                  TABLE VI-3

                     1997 SOUR CRUDE CAPACITY UTILIZATION
                          (Thousand Barrels per Day)

                                                      Design                    Light Sour
                                              ----------------------- ------------------------------
                                      Crude   Light Light Heavy
 Company               Location      Capacity Sweet Sour  Sour  Total Domestic Canada Offshore Total
 ----------------   --------------   -------- ----- ----- ----- ----- -------- ------ -------- -----
 BP Amoco            Yorktown            57     --    25    32     57   --        --      4        4
 Chevron             Perth Amboy         80     --   --     80     80   --        --    --       --
 Citgo               Savannah            28     --   --     28     28   --        --    --       --
 Citgo               Thorofare           80     --   --     80     80   --        --    --       --
 Coastal             Westville          140     140  --    --     140   --        --      1        1
 Motiva (Star)       Delaware City      140     --    30   110    140   --        --     25       25
 Sun                 Philadelphia--
                      Girard Pt         307     207   50    50    307   --        --    --       --
 Tosco               Linden             240     240  --    --     240   --        --      2        2
 United Refining     Warren
  Co.                                    67      20   22    25     67   --         14   --        14
 Valero (Mobil)      Paulsboro          149     --   139    10    149   --        --    138      138
 Witco Chemical      Bradford            10      10  --    --      10   --        --    --       --
 Young Refining      Douglasville         6     --   --      6      6   --        --    --       --
 TOTAL PADD I                         1,303     617  266   421  1,303     0    14.272   170      185
                                                      Design                 Light Sour Crude
                                              ----------------------- ------------------------------
                                      Crude   Light Light Heavy
 Company               Location      Capacity Sweet Sour  Sour  Total Domestic Canada Offshore Total
 ----------------   --------------   -------- ----- ----- ----- ----- -------- ------ -------- -----
 BP Amoco            Whiting            410     140  140   130    410   101         1    16      118
 BP Amoco            Toledo             147     147  --    --     147   --        --    --       --
 Citgo               Lemont             145     --    70    75    145   --        --     86       86
 Clark Oil           Blue Island         75      50   25   --      75   --        --      7        7
 Clark Oil           Hartford            65     --    40    25     65    16        10    27       53
 Conoco              Ponca City         160     105   55   --     160    55       --    --        55
 Equilon (Shell)     Wood River         271     100  136    35    271   181         4    32      216
 Equilon (Texaco)    El Dorado          100      20   60    20    100    60         1     8       69
 Exxon/Mobil         Joliet             204     --    70   134    204    16        40   --        56
 Farmland            Coffeyville        110      85   25   --     110     5       --     19       24
 Koch                Rosemount          286     --   --    286    286   --         19   --        19
 Laketon             Laketon              4     --   --      4      4   --        --    --       --
 Marathon Ashland    Detroit             70      40   10    20     70     6         1   --         7
 Marathon Ashland    Robinson           185     185  --    --     185   --          1    50       51
 Marathon Ashland    Catlettsburg       219     --   214     5    219    72         4   126      202
 Marathon Ashland    Canton              70      45   20     5     70   --          0    17       17
 Marathon Ashland    St. Paul Park       70      60  --     10     70   --          1     2        3
 Murphy              Superior            36      29  --      7     36   --          2   --         2
 NCRA                McPherson           74      49   25   --      74    18       --      5       23
 Sinclair            Tulsa               50      40   10   --      50    10       --    --        10
 Ultramar Diamond    Ardmore
  Shamrock                               68      23   45   --      68    40       --              40
 Ultramar Diamond    Alma
  Shamrock                               51      41   10   --      51    10       --    --        10
 TOTAL PADD II                        2,870   1,159  956   756  2,870   589        82   396    1,067
                                                                                    Total Sour
                              Heavy Sour                  Total Sour Crude          Utilization
                    ------------------------------ ------------------------------ -----------------
                                                                                   Lt   Hvy
 Company            Domestic Canada Offshore Total Domestic Canada Offshore Total Sour  Sour  Total
------------------  -------- ------ -------- ----- -------- ------ -------- ----- ----- ----- -----
 BP Amoco             --        --     29      29    --      --       34       34  17%   93%    59%
 Chevron              --        --     34      34    --      --       34       34 --     43%    43%
 Citgo                --        --     15      15    --      --       15       15 --     54%    54%
 Citgo                --        --     50      50    --      --       50       50 --     62%    62%
 Coastal              --        --      1       1    --      --        2        2 --    --     --
 Motiva (Star)        --        --    134     134    --      --      159      159  83%  122%   114%
 Sun
                      --        --    --      --     --      --      --       --  --    --     --
 Tosco                --        --      0       0    --      --        2        2 --    --     --
 United Refining
  Co.                 --         24   --       24    --       38     --        38  66%   96%    82%
 Valero (Mobil)       --        --      4       4    --      --      142      142  99%   45%    96%
 Witco Chemical       --        --    --      --     --      --      --       --  --    --     --
 Young Refining       --        --    --      --     --      --      --       --  --    --     --
 TOTAL PADD I           0    24.116   268     292      0      38     438      477  69%   69%    69%
                                                                                    Total Sour
                                                                                       Crude
                           Heavy Sour Crude               Total Sour Crude          Utilization
                    ------------------------------ ------------------------------ -----------------
                                                                                   Lt   Hvy
 Company            Domestic Canada Offshore Total Domestic Canada Offshore Total Sour  Sour  Total
------------------  -------- ------ -------- ----- -------- ------ -------- ----- ----- ----- -----
 BP Amoco              12       124     1     138    113     125      18      256  85%  106%    95%
 BP Amoco             --         12   --       12    --       12     --        12 --    --     --
 Citgo                --         56   --       56    --       56      86      142 122%   75%    98%
 Clark Oil            --          0   --        0    --        0       7        8  29%  --      30%
 Clark Oil            --          7   --        7     16      17      27       60 131%   30%    92%
 Conoco               --        --    --      --      55     --      --        55 100%  --     100%
 Equilon (Shell)      --         36     3      40    181      40      35      256 159%  113%   149%
 Equilon (Texaco)     --        --     15      15     60       1      23       84 115%   76%   105%
 Exxon/Mobil          --        116   --      116     16     156     --       172  80%   87%    84%
 Farmland             --        --      1       1      5     --       20       25  96%  --     102%
 Koch                 --        202    40     242    --      221      40      261 --     85%    91%
 Laketon              --        --    --      --     --      --      --       --  --    --     --
 Marathon Ashland     --         16     8      24      6      16       8       31  69%  118%   102%
 Marathon Ashland     --          9   --        9    --       10      50       61 --    --     --
 Marathon Ashland     --          1     1       2     72       4     127      203  94%   32%    93%
 Marathon Ashland     --        --      1       1    --        0      18       18  86%   16%    72%
 Marathon Ashland     --        --    --      --     --        1       2        3 --    --      28%
 Murphy               --          8   --        8    --       10     --        10 --    120%   146%
 NCRA                 --        --    --      --      18     --        5       23  90%  --      90%
 Sinclair             --        --      4       4     10     --        4       14 100%  --     141%
 Ultramar Diamond
  Shamrock            --        --    --      --      40     --      --        40  89%  --      89%
 Ultramar Diamond
  Shamrock            --        --    --      --      10     --      --        10 100%  --     100%
 TOTAL PADD II         12       588    75     675    601     671     471    1,743 112%   89%   102%

                     1997 SOUR CRUDE CAPACITY UTILIZATION
                          (Thousand Barrels per Day)

                                                      Design                 Light Sour Crude
                                             ------------------------ ------------------------------
                                     Crude   Light Light Heavy
Company               Location      Capacity Sweet Sour  Sour  Total  Domestic Canada Offshore Total
-------               --------      -------- ----- ----- ----- ------ -------- ------ -------- -----
Berry Petroleum   Stevens                 7    --    --      7      7    --      --      --      --
BP Amoco          Texas City            437    200    87   150    437     47     --       59     107
Chevron           Pascagoula            295    --    145   150    295      5     --      135     141
Chevron           El Paso                90    --     90   --      90     86     --      --       86
Citgo             Lake Charles          304     90    14   200    304    --      --       15      15
Citgo             Corpus Christi        133    --     33   100    133    --      --       36      36
Clark Oil         Port Arthur           212     50   137    25    212      1     --      138     139
Coastal           Mobile                 19    --    --     19     19    --      --      --      --
Coastal           Corpus Christi        100      5    35    60    100    --      --       25      25
Conoco            Lake Charles          226     60   --    166    226    --      --       59      59
Cross Oil         Smackover               6    --    --      6      6    --      --      --      --
Crown             Tyler                  60     48    12   --      60    --      --      --      --
Crown             Houston               100     80    20   --     100     10     --       14      24
Ergon Refining    Vicksburg              25    --    --     25     25    --      --      --      --
Exxon Mobil       Baton Rouge           450    200   180    70    450     28     --      146     174
Exxon Mobil       Chalmette             170     90   --     80    170    --      --        3       3
Exxon Mobil       Baytown               427     50   227   150    427     14     --      228     242
Exxon Mobil       Beaumont              320     30   200    90    320     19     --      134     153
Hunt              Tuscaloosa             43    --    --     43     43    --      --      --      --
Koch              Corpus Christi        280     90   190   --     280    --      --       57      57
Lion              El Dorado              53    --     45     8     53      9     --       38      47
Lyondell          Houston               239    --    --    239    239    --      --        2       2
Marathon Ashland  Garyville             225    --    170    55    225     49     --      153     201
Motiva (Shell)    Norco                 219    219   --    --     219    --      --       12      12
Motiva (Star)     Convent               230    --    220    10    230    --      --      223     223
Motiva (Star)     Port Arthur           235    --    135   100    235    --      --      149     149
Murphy            Meraux                 95    --     95   --      95    --      --       99      99
Navajo            Artesia/Lovington      60    --     60   --      60     59     --      --       59
Neste Trifinery   Corpus Christi         30    --    --     30     30    --      --      --      --
Phillips          Sweeny                200     75   125   --     200    --      --       78      78
Phillips          Borger                120     10   110   --     120    114     --      --      114
Shell             Deer Park             256     15    30   211    256    --      --       24      24
Southland Oil     Lumberton               6    --    --      6      6    --      --      --      --
Southland Oil     Sandersville           11    --    --     11     11    --      --      --      --
Total (Fina)      Port Arthur           179     50   129   --     179     41     --       65     107
Total (Fina)      Big Spring             58    --     58   --      58     54     --      --       54
Ultramar Diamond
Shamrock          Three Rivers           80     80   --    --      80    --      --        2       2
Ultramar Diamond
Shamrock          Sunray/McKee          135     95    40   --     135     41     --      --       41
Valero            Corpus Christi         30     30   --    --      30    --      --       10      10
Valero (Basis)    Houston                68     30    38   --      68      5     --       13      18
Valero (Basis)    Texas City            125     16   105     5    125     31     --       98     129
TOTAL PADD III                        6,356  1,612 2,729 2,016  6,356    615     --    2,015   2,630
TOTAL PADDS I-
III                                  10,530  3,388 3,950 3,192 10,530  1,204     97    2,581   3,862
                                                                                     Crude
                         Heavy Sour Crude               Total Sour Crude          Utilization
                  ------------------------------ ------------------------------ -----------------
                                                                                 Lt   Hvy
Company           Domestic Canada Offshore Total Domestic Canada Offshore Total Sour  Sour  Total
-------           -------- ------ -------- ----- -------- ------ -------- ----- ----- ----- -----
Berry Petroleum       6     --       --        6      6    --       --        6  --    84%    84%
BP Amoco            --      --        96      96     47    --       155     203 123%   64%    86%
Chevron             --      --       161     161      6    --       296     302  97%  107%   102%
Chevron             --      --       --      --      86    --       --       86  95%   --     95%
Citgo               --      --       180     180    --     --       196     196 110%   90%    91%
Citgo               --      --        86      86    --     --       122     122 111%   86%    92%
Clark Oil           --      --        28      28      1    --       166     168 102%  112%   103%
Coastal             --      --        13      13    --     --        13      13  --    68%    68%
Coastal             --      --        62      62    --     --        87      87  72%  104%    92%
Conoco              --      --       105     105    --     --       164     164  --    63%    99%
Cross Oil             6     --       --        6      6    --       --        6  --    97%    97%
Crown               --      --       --      --     --     --       --      --   --    --     --
Crown               --      --       --      --      10    --        14      24 119%   --    119%
Ergon Refining      --      --        22      22    --     --        22      22  --    90%    90%
Exxon Mobil          42     --        31      73     70    --       177     247  97%  104%    99%
Exxon Mobil         --      --        65      65    --     --        68      68  --    82%    85%
Exxon Mobil         103     --        86     191    117    --       315     433 107%  127%   115%
Exxon Mobil         --      --        89      89     19    --       223     243  77%   99%    84%
Hunt                 21     --        17      38     21    --        17      38  --    89%    89%
Koch                --      --        23      23    --     --        79      79  30%   --     42%
Lion                  4     --       --        4     13    --        38      51 106%   50%    98%
Lyondell            --      --       213     213    --     --       215     215  --    89%    90%
Marathon Ashland    --      --        22      22     49    --       175     224 118%   40%    99%
Motiva (Shell)      --      --         2       2    --     --        14      14  --    --     --
Motiva (Star)       --      --         5       5    --     --       229     229 102%   52%    99%
Motiva (Star)       --      --        85      85    --     --       234     234 110%   85%    99%
Murphy              --      --       --      --     --     --     -- 99      99 104%   --    104%
Navajo              --      --       --      --      59    --       --       59  98%   --     98%
Neste Trifinery     --      --        24      24    --     --        24      24  --    79%    79%
Phillips            --      --       --      --     --     --        78      78  62%   --     62%
Phillips            --      --       --      --     114    --       --      114 104%   --    104%
Shell               --      --       224     224    --     --       248     248  79%  106%   103%
Southland Oil         2     --       --        2      2    --       --        2  --    33%    33%
Southland Oil         4     --       --        4      4    --       --        4  --    34%    34%
Total (Fina)        --      --       --      --      41    --        41     107  83%   --     83%
Total (Fina)        --      --       --      --      54    --       --       54  93%   --     93%
Ultramar Diamond
Shamrock            --      --       --      --     --     --         2       2  --    --     --
Ultramar Diamond
Shamrock            --      --       --      --      41    --       --       41 102%   --    102%
Valero              --      --         6       6    --     --        15      15  --    --     --
Valero (Basis)      --      --       --      --       5    --        13      18  48%   --     48%
Valero (Basis)      --      --         3       3     31    --       101     132 122%   53%   119%
TOTAL PADD III      168     --     1,651   1,839    803    --     3,666   4,469  96%   91%    94%
TOTAL PADDS I-
III                 200     612    1,994   2,806  1,404    709    4,575   6,688  96%   68%    84%

                                  TABLE VI-4

                     1996 SOUR CRUDE CAPACITY UTILIZATION
                          (Thousand Barrels per Day)

                                                 Design                 Light Sour Crude               Heavy Sour Crude
                                         ----------------------- ------------------------------ ------------------------------
                                 Crude   Light Light Heavy
Company             Location    Capacity Sweet Sour  Sour  Total Domestic Canada Offshore Total Domestic Canada Offshore Total
-------             --------    -------- ----- ----- ----- ----- -------- ------ -------- ----- -------- ------ -------- -----
BP Amoco          Yorktown          57     --    25    32     57   --        --     12      12    --       --      30      30
Chevron           Perth Amboy       80     --   --     80     80   --        --    --      --     --       --      32      32
Citgo             Savannah          28     --   --     28     28   --        --    --      --     --       --      15      15
Citgo             Thorofare         80     --   --     80     80   --        --    --      --     --       --      39      39
Motiva (Star)     Delaware City    140     --    30   110    140   --        --     11      11    --       --     121     121
Sun               Philadelphia
                  --Girard Pt      307     207   50    50    307   --        --     22      22    --       --      17      17
Sun               Marcus Hook      175     175  --    --     175   --        --      1       1    --       --     --      --
Tosco             Linden           240     240  --    --     240   --        --      1       1    --       --     --      --
United Refining
Co.               Warren            67      20   22    25     67   --         14   --       14    --        24    --       24
Valero (Mobil)    Paulsboro        149     --   139    10    149   --        --    136     136    --       --       3       3
Young Refining    Douglasville       6     --   --      6      6   --        --    --      --     --       --     --      --
TOTAL PADD I                     1,328     642  266   421  1,328   --         14   184     198    --        24    258     282
                                                 Design                 Light Sour Crude               Heavy Sour Crude
                                         ----------------------- ------------------------------ ------------------------------
                                 Crude   Light Light Heavy
Company             Location    Capacity Sweet Sour  Sour  Total Domestic Canada Offshore Total Domestic Canada Offshore Total
-------             --------    -------- ----- ----- ----- ----- -------- ------ -------- ----- -------- ------ -------- -----
BP Amoco          Whiting          410     140  140   130    410   116         1    14     131     12      109     11     132
BP Amoco          Toledo           147     147  --    --     147   --        --      0       0    --         9    --        9
Citgo             Lemont           145     --    70    75    145   --          2    55      57    --        26     61      86
Clark Oil         Blue Island       75      55   20   --      75   --          9    11      19    --       --     --      --
Clark Oil         Hartford          65     --    40    25     65    12         1    41      54    --       --     --      --
Conoco            Ponca City       155     100   55   --     155    55       --    --       55    --       --     --      --
Equilon (Shell)   Wood River       271     100  136    35    271   163       --     27     191    --       --      13      13
Equilon (Texaco)  El Dorado        100      20   60    20    100    80       --      1      81    --       --      11      11
Exxon Mobil       Joliet           204     --    70   134    204    27        28   --       56    --       105    --      105
Farmland          Coffeyville      110     110  --    --     110     5       --      5      10    --       --     --      --
Koch              Rosemount        286     --   --    286    286   --         17   --       17    --       177     19     196
Lakelon           Lakeon             4     --   --      4      4   --        --    --      --     --       --     --      --
Marathon Ashland  Detroit           70      40   10    20     70    10         1     1      11    --         8      6      15
Marathon Ashland  Robinson         166     166  --    --     166    -        --      3       3    --         7    --        7
Marathon Ashland  Callettsburg     219     --   214     5    219    79       --    125     203    --       --     --      --
Marathon Ashland  Canton            66      41   20     5     66   --          1    16      16    --       --     --      --
Marathon Ashland  St. Paul Park     69      59  --     10     69   --        --    --      --     --       --     --      --
Murphy            Superior          36      29  --      7     36   --          0   --        0    --         7    --        7
NCRA              McPherson         74      49   25   --      74    23       --    --       23    --       --     --      --
Sinclair          Tulsa             50      40   10   --      50    10       --    --       10    --       --       3       3
Ultramar Diamond
Shamrock          Ardmore           68      23   45   --      68    40       --    --       40    --       --     --      --
Ultramar Diamond
Shamrock          Alma              46      36   10   --      46    10       --    --       10    --       --     --      --
TOTAL PADD II                    2,836   1,154  926   756  2,836   630    59,675   296     986     12    449.5    124     585
                                                   Total Sour
                                                      Crude
                         Total Sour Crude          Utilization
                  ------------------------------ -----------------
                                                  Lt   Hvy
Company           Domestic Canada Offshore Total Sour  Sour  Total
-------           -------- ------ -------- ----- ----- ----- -----
BP Amoco            --      --       43       43  49%   96%    75%
Chevron             --      --       32       32  --    40%    40%
Citgo               --      --       15       15  --    54%    54%
Citgo               --      --       39       39  --    49%    49%
Motiva (Star)       --      --      132      132  35%  110%    94%
Sun
                    --      --       40       40  45%   34%    40%
Sun                 --      --        1        1  --    --     --
Tosco               --      --        1        1  --    --     --
United Refining
Co.                 --       38     --        36  65%   95%    81%
Valero (Mobil)      --      --      139      139  98%   30%    93%
Young Refining      --      --      --       --   --    --     --
TOTAL PADD I        --       38     442      480  74%   67%    70%
                                                   Total Sour
                                                      Crude
                         Total Sour Crude          Utilization
                  ------------------------------ -----------------
                                                  Lt   Hvy
Company           Domestic Canada Offshore Total Sour  Sour  Total
-------           -------- ------ -------- ----- ----- ----- -----
BP Amoco            128     110      25      263  93%  102%    97%
BP Amoco            --        9       0       10  --    --     --
Citgo               --       28     116      143  81%  115%    99%
Clark Oil           --        9      11       19  96%   --     96%
Clark Oil            12       1      41       54 135%   --     83%
Conoco               55     --      --        55 100%   --    100%
Equilon (Shell)     163     --       40      203 140%   36%   119%
Equilon (Texaco)     80     --       12       92 135%   57%   115%
Exxon Mobil          27     134     --       161  80%   79%    79%
Farmland              5     --        5       10  --    --     --
Koch                --      194      19      212  --    68%    74%
Lakelon             --      --      --       --   --    --     --
Marathon Ashland     10       9       7       26 111%   75%    87%
Marathon Ashland    --        7       3       10  --    --     --
Marathon Ashland     79     --      125      203  95%   --     93%
Marathon Ashland    --        1      15       16  81%   --     65%
Marathon Ashland    --      --      --       --   --    --     --
Murphy              --        7     --         7  --    96%    97%
NCRA                 23     --      --        23  93%   --     93%
Sinclair             10     --        3       13 100%   --    129%
Ultramar Diamond
Shamrock             40     --      --        40  89%   --     89%
Ultramar Diamond
Shamrock             10     --      --        10 100%   --    100%
TOTAL PADD II       642     509     420    1,571 107%   77%    55%

                     1996 SOUR CRUDE CAPACITY UTILIZATION
                          (Thousand Barrels per Day)

                                                      Design                 Light Sour Crude
                                             ------------------------ ------------------------------
                                     Crude   Light Light Heavy
Company               Location      Capacity Sweet Sour  Sour  Total  Domestic Canada Offshore Total
-------               --------      -------- ----- ----- ----- ------ -------- ------ -------- -----
Berry Petroleum   Stevens                 7    --    --      7      7    --      --      --      --
BP Amoco          Texas City            433    200    83   150    433     47     --       54     101
Chevron           Pascagoula            295    --    145   150    295      0     --      168     168
Chevron           El Paso                90    --     90   --      90     82     --      --       82
Citgo             Lake Charles          304     90    14   200    304    --      --       15      15
Citgo             Corpus Christi        133    --     33   100    133    --      --       33      33
Clark Oil         Port Arthur           212     50   137    25    212     47     --       56     102
Coastal           Mobile                 15    --    --     15     15    --      --      --      --
Coastal           Corpus Christi        100      5    40    55    100     14     --       11      25
Conoco            Lake Charles          226     60   --    166    226    --      --        8       8
Cross Oil         Smackover               6    --    --      6      6    --      --      --      --
Crown             Houston               100     90    10   --     100     10     --        4      14
Ergon Refining    Vicksburg              25    --    --     25     25    --      --      --      --
Exxon Mobil       Baton Rouge           432    200   162    70    432     28     --       83     112
Exxon Mobil                             176     96   --     80    176    --      --        3       3
Exxon Mobil       Baytown               411     50   211   150    411     20     --      216     236
Exxon Mobil       Beaumont              320     30   200    90    320     15     --      166     181
Hunt              Tuscaloosa             43    --    --     43     43    --      --        1       1
Koch              Corpus Christi        280     90   190   --     280    --      --       35      35
Lion              El Dorado              53    --     45     8     53     12     --       31      43
Lyondell          Houston               258    --    --    258    258    --      --       27      27
Marathon Ashland  Garyville             225    --    170    55    225    --      --      187     187
Marathon Ashland  Texas City             70     70   --    --      70    --      --      --      --
Motiva (Star)     Convent               230    --    220    10    230    --      --      207     207
Motiva (Star)     Port Arthur           235    --    135   100    235    --      --      155     155
Murphy            Meraux                 95      5    90   --      95    --        2      77      79
Navajo            Artesia/Lovington      60    --     60   --      60     59     --      --       59
Neste Trifinery   Corpus Christi         30    --    --     30     30    --      --      --      --
Phillips          Sweeny                200     75   125   --     200     13     --      114     126
Phillips          Borger                120     10   110   --     120    102     --      --      102
Shell             Deer Park             256     15    30   211    256     15     --       30      45
Shell
Chemical Co.      Saraland               76     76   --    --      76    --      --        4       4
Southland Oil     Lumberton               6    --    --      6      6    --      --      --      --
Southland Oil     Sandersville           11    --    --     11     11    --      --      --      --
Total (Fina)      Port Arthur           179     50   129   --     179     58     --       55     113
Total (Fina)      Big Spring             58    --     58   --      58     45     --      --       45
Ultramar Diamond
Shamrock          Three Rivers           80     80   --    --      80    --      --      --      --
Ultramar Diamond
Shamrock          Sunray                135     95    40   --     135     41     --      --       41
Valero (Basis)    Houston                68     30    38   --      68     36     --       21      57
Valero (Basis)    Texas City            125     40    80     5    125     19     --       68      84
TOTAL III                             6,176  1,507 2,644 2,025  8,176    662   2,110   1,826   2,489
TOTAL Padds
I-III                                10,340  3,304 3,835 3,202 10,340  1,292      76   2,305   3,674
                                                                                  Total Sour
                                                                                     Crude
                         Heavy Sour Crude               Total Sour Crude          Utilization
                  ------------------------------ ------------------------------ -----------------
                                                                                 Lt   Hvy
Company           Domestic Canada Offshore Total Domestic Canada Offshore Total Sour  Sour  Total
-------           -------- ------ -------- ----- -------- ------ -------- ----- ----- ----- -----
Berry Petroleum       6      --      --        6      6    --       --        6  --    89%    89%
BP Amoco            --         1      85      86     47      1      139     187 122%   57%    80%
Chevron             --       --      134     134      0    --       302     302 116%   90%   103%
Chevron             --       --      --      --      82    --       --       82  91%   --     91%
Citgo               --       --      171     171    --     --       166     186 105%   86%    87%
Citgo               --       --      103     103    --     --       135     136 102%  103%   103%
Clark Oil             2      --        1       4     49    --        57     106  75%   15%    65%
Coastal             --       --       14      14    --     --        14      14  --    93%    93%
Coastal             --       --       55      55     14    --        66      80  63%   99%    84%
Conoco              --       --      119     119    --     --       127     127  --    72%    77%
Cross Oil             6      --      --        6      6    --       --        6  --    99%    99%
Crown               --       --      --      --      10    --         4      14 138%   --    138%
Ergon Refining        1      --       18      19      1    --        18      19  --    75%    75%
Exxon Mobil          42      --       34      76     70    --       117     187  68%  109%    81%
Exxon Mobil         --       --       78      78    --     --        81      81  --    98%   101%
Exxon Mobil         103      --       28     131    123    --       245     367 112%   87%   102%
Exxon Mobil         --         1      77      78     15      1      243     258  90%   86%    89%
Hunt                 20      --       18      37     20    --        19      38  --    86%    89%
Koch                --       --      --      --     --     --        35      35  19%   --     19%
Lion                  4      --      --        4     16    --        31      47  97%   50%    89%
Lyondell            --       --      144     144    --     --       171     171  --    56%    66%
Marathon Ashland    --       --       29      29    --     --       216     215 110%   53%    96%
Marathon Ashland    --       --        2       2    --     --         2       2  --    --    --
Motiva (Star)       --       --        3       3    --     --       210     210  94%   29%    91%
Motiva (Star)       --       --       80      80    --     --       234     234 114%   80%   100%
Murphy              --       --      --      --     --       2       77      79  68%   --     88%
Navajo              --       --      --      --      59    --       --       59  98%   --     98%
Neste Trifinery     --       --       22      22    --     --        22      22  --    74%    74%
Phillips            --       --      --      --      13    --       114     126 101%   --    101%
Phillips            --       --      --      --     102    --       --      102  93%   --     93%
Shell               --       --      190     190     15    --       220     235 150%   90%    97%
Shell
Chemical Co.        --       --      --      --     --     --         4       4  --    --     --
Southland Oil         2      --      --        2      2    --       --        2  --    40%    40%
Southland Oil         4      --      --        4      4    --       --        4  --    36%    36%
Total (Fina)        --       --      --      --      58    --        56     113  88%   --     88%
Total (Fina)        --       --      --      --      45    --       --       45  77%   --     77%
Ultramar Diamond
Shamrock            --       --        1       1    --     --         1       1  --    --     --
Ultramar Diamond
Shamrock            --       --      --      --      41    --       --       41 102%   --    102%
Valero (Basis)      --       --        3       3     36    --        24      60 153%   --    160%
Valero (Basis)      --       --       15      15     19    --        81     100 105%  306%   117%
TOTAL III           190    1,775   1,423   1,615    852      4    3,249   4,104  94%   80%    66%
TOTAL Padds
I-III               202      475   1,805   2,482  1,494    551    4,111   6,155  96%   78%    60%

                                   TABLE VI-5

                       MEXICAN HEAVY SOUR CRUDE IMPORTERS

                                                        Thousand Barrels per Day
                                                        ------------------------
                                                  1998% 1998 1997 1996 1995 1994
                                                  ----- ---- ---- ---- ---- ----
Deer Park Refg. .................................  20.1 157  169  164  105   10
Exxon Mobil......................................  16.6 130  122  109   97   66
Conoco...........................................  12.1  94   88   77   63   82
Chevron..........................................  11.5  90  120  123  116  130
BP Amoco.........................................   9.8  77   72   66   47   67
CITGO............................................   6.4  50   54   36   16   53
Koch Industries..................................   5.4  42   44   17   23   36
Chalmette Refining...............................   3.5  27   46   37   23   25
Clark............................................   3.4  27   24    1   14   29
Coastal..........................................   3.1  24   26   14   17   14
Equilon..........................................   1.8  14    3   10   --   10
Marathon Ashland.................................   1.3  10   18   16   21   29
Hunt.............................................   1.2  10    8    9    8    6
Other............................................   3.7  29   52   36   23   41
                                                  ----- ---  ---  ---  ---  ---
Total............................................ 100.0 780  846  715  571  597

              VII. CRUDE OIL PRICING AND LIGHT/HEAVY DIFFERENTIAL

CRUDE OIL PRICING

  The overall level of crude oil prices is set by the cost of production and the balance between the demand for refined products and the supply of crude oil. If the overall level of prices is high, the supply of crude will tend to increase because of the economic attractiveness of developing new reserves or producing existing reserves at higher rates. At the same time, high prices tend to cause product demand to decrease as relatively less expensive alternative fuels such as coal, natural gas and nuclear energy are substituted for crude oil. The resulting imbalance of supply and demand tends to drive prices down. Similarly, if the price is low, demand is generally stimulated, alternative energy supply development is constrained, and adding new reserves becomes less economical. Ultimately, the low prices cause demand to approach production capacity limits and the resulting competition for supply drives prices back up.

  The world supply of crude oils is assumed to be consumed in the most economic manner subject to political and structural constraints. The pattern of world crude oil movement establishes the price equalization point for each crude oil and the crude oils it will compete against in that market. The differential values of crude oils are determined by the prices of products in the market, yields of the crude oils in the refineries in which they are used, and processing costs.

  Purvin & Gertz uses the price of Brent crude oil (light, sweet), FOB Sullom Voe as the basis for forecasting the prices of major crude oils. Brent serves both North American and European markets and competes directly with the Middle Eastern and African crude oils that serve all major markets. The market prices of other crude oils are based on the price of Brent and are developed through an analysis of trading patterns and quality adjustments. Both historical and forecast prices for the various crude oils considered in current and constant dollars, are shown in Tables VII-1 and VII-2, respectively.

  In an interactive process, product prices for each forecast year are calculated based on expected returns on conversion capacity (which are tied to excesses and shortages of capacity), which is an element of the base crude forecast. Crude prices are then determined as a function of the expected relative yield of a stream of crude oil processed using the type of refinery configuration that has been determined to be the price-setting mechanism in a given market, such as vacuum gas oil cracking in the U.S. Gulf Coast. Using the product price forecast and the relative yields to Brent (or another marker crude), the relative prices of the various crudes can be calculated. The price level of light products relative to heavy products will directionally impact the relative value of light and heavy crudes and the light/heavy differential. Heavy crudes, when run in a cracking mode, will produce more residual fuel oil than light crudes. If the differential for light products versus heavy products is wide, the heavy crude value will be lowered relative to a light crude and the differential will be wide. The reverse is also true, producing narrow differentials.

LIGHT/HEAVY DIFFERENTIAL

  For the purposes of this study and the Upgrade Project, the light/heavy differential has been defined as the difference between the respective spot prices of WTI at Cushing for the light crude and Maya FOB Mexico for the heavy crude.

  FACTORS THAT AFFECT THE LIGHT/HEAVY DIFFERENTIAL

  The light/heavy differential is the result of a complex balance of a number of factors, such as:

  1. Demand for light products: The overall demand for light products, such as gasoline and distillates, determines the total amount of crude oil to be processed, as well as the amount of heavy feedstock available to be converted into light products or burned as fuel.

  2. Demand for heavy products relative to demand for light products: As the relative proportion of light products in the overall demand mix increases, more of the heavy portion of each crude barrel must undergo conversion into lighter products in order to satisfy light product demand. The reverse situation can occur as well.

  3. Supply of heavy crude: As the quality of the crude oil produced becomes heavier, relatively more conversion capacity is required to process it and meet the requirements of the market, assuming light product demand remains stable.

  4. Conversion Capacity heavy feedstock to be upgraded and the corresponding need for conversion capacity. The amount of conversion capacity existing and being built determines the extent to which refiners can upgrade available heavy feedstock into light products. The balance between the demand for upgraded heavy feedstock and available conversion capacity affects the light/heavy differential.

  RECENT TRENDS IN THE CONVERSION CAPACITY SUPPLY/DEMAND BALANCE

  In the late 1980s, the balance between conversion capacity and heavy feedstock was tight, with little or no excess capacity. As a result, returns on investment to refiners were sufficient to motivate new investments in capacity. By the early 1990s, the rate of addition of conversion capacity considerably exceeded the needed level. Many producers added this capacity with the intention of processing heavy crude into low sulfur diesel and reformulated gasoline. Many refiners found the most economic way of accomplishing this was to combine various refinery modifications made in response to regulatory changes with expansions of conversion capacity. Since conversion capacity is generally the most profitable increment of refining, many refiners believed that increasing it was the most effective way to maximize returns on product quality improvement investments. However, because so many refiners recognized the potential benefit of increasing conversion capacity, an overbuilding of such capacity resulted. The overabundance of conversion capacity drove up demand for heavy feedstock and resulted in a narrowing of the light/heavy differential through 1995.

  A recovery in the light/heavy differential occurred in 1996 and 1997. While this recovery was due in part to temporary refinery operating problems at several major refinery units, which decreased the availability of conversion capacity, this recovery was primarily driven by the rising output of heavy crudes in the Western Hemisphere. This increasing production of heavy crude resulted in severe price competition and residual fuel oil oversupply. The spreads reached a peak late in 1997 and early 1998 due to these factors.

  In April 1998, the trends began to reverse and the light/heavy differential began to narrow. This reversal was brought about by the confluence of a number of factors. These included the effects of the Asian crisis, which reduced demand for refined products and opened up conversion capacity worldwide. In addition, low oil prices and high natural gas prices in the U.S. caused demand for residual fuel to increase rather dramatically. At the same time, export demand for residual fuel increased sharply due to El Nino related hydropower shortages in Mexico.

          [GRAPHIC OF FIGURE V-11-1-WORLD CONVERSION CAPACITY CHANGES]

  Although the rate of increase in conversion capacity fell sharply after 1994, several major projects are currently underway. In addition, several conversion projects are linked to supplies of heavy crude from Venezuela and Mexico that we expect to absorb increases in heavy crude production. Figures VII-1 andVII-2 illustrate the addition of conversion capacity both worldwide and in the U.S. Net additions in recent years have been at a rate of 2% in the U.S. and nearly 4% worldwide.

          [GRAPHIC OF FIGURE V-11-2-U.S. CONVERSION CAPACITY CHANGES]

RECENT TRENDS IN THE LIGHT/HEAVY DIFFERENTIAL

  The recent heavy crude production cuts by Venezuela and Canada are causing the light/heavy differential to narrow currently. At the same time, new conversion capacity is being brought on and is absorbing any excess heavy feedstock, thereby strengthening heavy feedstock prices and further narrowing the differential. In addition, high natural gas prices coupled with low residual fuel oil prices are encouraging the burning of resid, thereby squeezing the heavy feedstock balance and narrowing the light/heavy differential even further. Even so, the differential averaged about $5.00 over the past six months.

  Domestic supply constraints in 1998 increased the price of WTI above the level which would otherwise be expected given the global supply-demand balance. These constraints are in the process of being reversed, and we expect this to reduce the price of WTI. Because these supply constraints did not have a significant impact on the Gulf Coast price of Maya, Purvin & Gertz expects the light/heavy differential to contract as WTI prices decline relative to Maya.

  Over the short term, the absolute price of WTI is likely to remain in the $15 to $20 per barrel range. Low demand for petroleum caused by the continuation of the Asian financial crisis will cause Venezuela and other OPEC producers to constrain production in the short term. Short term production will be further constrained under the terms of the recent OPEC agreement. Mexico has agreed to constrain exports as well. These factors will tend to keep the light/heavy differential around $5.00 in the short term (i.e. through 2000).

  VOLATILITY OF THE LIGHT/HEAVY DIFFERENTIAL

  The changing balances between the key factors discussed above historically have caused a considerable amount of volatility in the light/heavy differential (Figure VII-3).



              [GRAPHIC OF FIGURE VII-3-WTI CUSHING minus MAYA FOB]

  Month to month variations can be expected to continue in the future since both end-product and crude oil prices fluctuate daily due to both short-term speculative activity and fundamental changes in the key drivers over a longer period of time. Some of this volatility is smoothed out when six month moving average data is used (Figure VII-4). For the time period from January 1988 to March 1999, the six month period moving average of the light/heavy differential ranged from a high of $8.90 to a low of $3.76 with an average of $5.83.



   [GRAPHIC OF FIGURE VII-4-WTI CUSHING minus MAYA FOB MEXICO (6 MONTH MOVING
                                   AVERAGE)]

  As a result of the Gulf War, the differential increased sharply in the 1st quarter of 1990. This increase occurred as crude prices escalated rapidly as both production and conversion capacity in Iraq and Kuwait were lost. Other crude producers increased output of heavy crude to compensate. Refineries also increased runs to compensate for the perceived product shortage. The result was that residual fuel oil production increased as more heavy crude was run in lower conversion operations which were not capable of fully upgrading the heavy feedstock. As the balance was restored the light/heavy differential came off these highs.

  LIGHT/HEAVY DIFFERENTIAL FORECAST

  We believe that after 2000, the light/heavy differential will widen (Figure VII-5) as the key drivers are projected to result in a wider differential:




          [GRAPHIC OF FIGURE VII-5-WTI CUSHING minus MAYA FOB MEXICO]

  1. Demand for light products will increase rapidly (particularly in Asia) as the world economy improves, necessitating more crude processing.

  2. Crude prices will increase (Tables VII-1 and VII-2) as demand for crude runs increases due to supply/demand balance tightening.

  3. Crude production will increase (particularly heavy crude) as demand for crude increases and higher prices encourage the development of existing and new fields.

  4. Venezuela, Mexico and Canada will expedite heavy oil production once OPEC production restrictions are lifted. Typically, producers respond to production limitations by curtailing production of heavy crude disproportionately to production of light crude, primarily because producing heavy crude is less profitable on a per-barrel basis. Assuming producers respond to the most recent OPEC cutbacks in this manner, heavy oil production may decrease in the short term, but will increase sharply once the production and export restrictions are lifted. Thus, there will be an abundant supply of heavy crude oil for the duration of the Upgrade Project.

  5. The combination of increased light product demand and increased heavy crude production will increase demand for conversion hardware faster than new conversion capacity can be added, due largely to delays in building projects. Therefore, refiners will be forced to process heavy crude oil in refineries that are incapable of fully upgrading heavy feedstock. As a result, excess residual fuel oil will be produced until sufficient conversion capacity is added to reduce the overhang of heavy feedstock from the market. The market should reach equilibrium in approximately 2005, with the light/heavy differential stabilizing at nearly $6 per barrel in real terms from this point forward, with short term fluctuations around this level.

USGC REFINERY MARGINS

  Refinery margins were very low for most of the 1980s because of excess capacity resulting from the prior decline in product demand in the early 1980s. By the later 1980s, capacity had been largely rationalized, demand was once again growing and margins strengthened considerably. The industry did not enjoy a very long respite, as a wave of refining investment resulted in a return of over capacity.

  In the following section, the marginal refinery for the USGC is developed and margins as a function of complexity and crude type are projected. These margins and grade differentials between products are used to forecast a consistent set of product prices. Forecasts for the benchmark margins along with the forecast of USGC product prices are given in Tables VII-3 through VII-8.

  DRIVERS OF REFINERY PROFITABILITY

  Refinery profitability is driven primarily by supply/demand pressures. Capacity utilization, both in overall refinery capacity as well as conversion capacity, is the most direct measure of supply/demand pressures. Of course, in the short term, excessive capacity utilization can create excess supply and put downward pressures on margins. However, if an industry needs to operate at near capacity to meet demand, margins generally are good.

  Rather than using domestic capacity to produce the needed demand, imports from foreign sources can also meet these requirements. Availability of imports depends on the worldwide balance and the amount of spare capacity in areas such as Europe and the Caribbean, which can ship products to the U.S.

  Over the longer term, capital expenditures measure the amount of new capacity coming onstream, which can influence capacity utilization. On the other hand, required capital expenditures in a low margin environment can force shutdowns of facilities, further tightening the supply/demand balance. Conversely, if margins are strong, capital expenditures can lead to overbuilding of capacity.

  Commodity markets are a wild card in the drivers of refinery profitability. At the minimum, these commodity markets greatly enhance the sensitivity of margin to small supply/demand imbalances and create drastic short term cyclic behavior. On a broader basis, commodity markets greatly increase the number of participants in the market and the increased competition tends to drive down margins, even when the supply/demand balance is only marginally long. Each of these drivers will be discussed subsequently.





   [GRAPHIC OF FIGURE VII-6-RELATIVE MARGIN INDICATOR FOR 29 USGC REFINERIES
                                     (PPI)]

    [GRAPHIC OF FIGURE VII-7-USGC LLS CRACKING MARGINS AFTER VARIABLE COSTS]





       [GRAPHIC OF FIGURE V-II-8 USGC LLS CRACKING VARIABLE COST MARGIN]

  Capacity Utilization

  Capacity utilization is an important driver of margins because it is a measure of supply/demand pressure. High utilization rates make it difficult to respond quickly to unexpected market imbalances and cause prices to be bid up to attract supplies. Capacity utilization is also important in determining the marginal refinery economics serving a region; the higher the utilization rate, the less efficient the marginal supplier.

  The marginal USGC refinery has continually become more efficient. Production of residual fuel oil by USGC refineries have now fallen to nearly 4% of crude runs. Operating costs have steadily been reduced. Our analysis shows that virtually all USGC refineries have some form of bottoms upgrading, ranging from direct cat cracking of "clean" resids to hydroprocessing and coking. In the late 1980s, the marginal refinery had no bottoms upgrading and long term margins needed to support full cost economics of the cracking refinery. The processing power index (PPI) is our way of measuring refinery complexity. Unlike other measures of complexity, it is designed to measure margin generating capability, rather than replacement cost. We have found that refinery margins depend strongly on the processing power of the refinery, that is, its ability to use the lowest cost raw material and make the highest value possible products. The PPI is based on the scale of the operation, conversion intensity and hydrogen intensity. We maintain models of seven different refinery configurations on the Gulf Coast of varying degrees of complexity and type of crude processed. By rating each of these model refineries according to scale, conversion intensity and hydrogen intensity, we have been able to develop weighting factors on how each of these contributes to margin.

  As shown in Figure VII-6 all but one USGC refinery (excluding small specialty operations) are significantly better than the LLS cracking refinery (a cracking refinery with no vacuum bottoms upgrading processing Light Louisiana Sweet crude oil). This represents a significant portion of the U.S. supply and, thus, most members of the group must survive in order to meet demand requirements. This group is shown to have margins about $0.50/bbl. better than the LLS cracking refinery.

  The relative position of the Clark Port Arthur refinery is shown in Figure VII-6 before and after the coker Upgrade Project. It can be seen that the coker Upgrade Project will move Clark's refinery at Port Arthur from below the middle of the group to near the top.

  Annual average margins after variable costs for the LLS cracking refinery are shown in Figure VII-7 During the late 1980s, this refinery had a margin above variable cost of well over the fixed cost level of about $1.20 per barrel. Thus, margins were sufficient to support the full cost operation of this type of facility, including sufficient funds to meet needed capital expenditures.

  Following the building boom in conversion capacity in the early 1990s, the margin for this operation fell below the fixed cost level. However, the margin on average was sufficient to justify incremental processing. We estimate that a margin above variable cost of about $0.50 a barrel is needed to justify incremental processing. This level is sufficient to cover timing risks and other market uncertainties so that the refiner has an incentive to process the marginal barrel. Going forward, we believe that this marginal LLS refining operation will continue to be the marginal source of product on the U.S. Gulf Coast.

  In order to understand the basis for our forecast, it is necessary to look beyond the annual averages. Commodity pricing of crude oil and products generates high frequency cycles which must be analyzed to project the evolution of margins.

  Commodity Driven Cycles

  The impact of commodity markets on margins is difficult to analyze and is the subject of controversy. The financial community, which benefits from large numbers of paper transactions, portrays the commodity markets as merely a mirror reflecting the industry. On the other hand, many industry participants believe that the markets are not merely a reflection, but are creating the image. The demand for paper instruments has an impact on the supply/demand balance just as a demand for physical barrels, although in the long term, the physical balance must prevail. Commodity markets greatly increase the number of participants since no physical position or assets are required, only a credit line.

  For refining, the problem is further exacerbated by the fact that most of the activity is on crude oil rather than on products. The concentration of activity in crude oil results from its fundability and a smaller risk compared to refined products. Likewise, producers have a much greater need for hedging instruments to lock in production profits and loan repayments than do consumers of refined products. Thus, a large demand for crude oil hedging instruments is met by speculators, commodity funds, etc. The result is that the crude oil market can often go in a different direction from product markets depending on the supply/demand for hedging instruments as opposed to the supply/demand for physical crude oil.

  Commodity markets have made it impossible to have market leadership to provide discipline in downward cycles to prevent margins from plunging to levels that shut in marginal production. The international nature of the market further aggravates the problem by causing imbalances in any part of the world to quickly spread to all markets. The result is that prices are extremely sensitive to small changes in the supply/demand balance.

  The sensitivity of margins is shown in Figure VII-8. The volatility and cyclic behavior is apparent in this chart of monthly averages. Daily averages would show even greater volatility. Cycles in refining are likely to continue to have very high frequency because of the overall slow growth in demand. That is, imbalances can quickly be met and, if necessary, modest capital expenditures can add capacity commensurate with the rate of growth in demand. By contrast, the chemical industry which is growing at a 4% or 5% rate, shows longer term cyclic behaviors and capacity shortages may take several years to work off. Thus, chemicals can enjoy very strong earnings during their upward cycles for several years.

  The average margin only tells part of the story. The peak level margins form one set of data points while the bottom level another. In addition, a number of points are intermediate.

  Margin Forecast for LLS Cracker

  The margin chart (Figure VII-8) can be idealized somewhat as corresponding to three basic zones of operation. In the "boom" zone, capacity is running full out, margins are sufficient to attract imports, and the profit for running incremental crude oil covers fully allocated costs. This level of profitability would produce very satisfactory returns for the refining industry if it could be sustained. The "bust" cycle occurs when considerable excess product is available on the market. In this part of the cycle, runs must be cut to bring supply/demand back into balance. At this level, a marginal loss occurs on incremental runs.

  The marginal part of the cycle has the highest frequency of occurrence and is the basis of our theory of incremental supply. At this level of margin, it is profitable to run incremental crude oil at a marginal profit of about 50c per barrel. At this level, the risk of holding inventory can be compensated and an incentive occurs to produce marginal product.

  As the supply/demand balance tightens for the reasons discussed previously, we believe that the frequency of the cycles will change, although their basic character will not. We anticipate more and longer boom cycles and fewer of the bust cycles. As capacity tightens, turnarounds, unexpected cold weather, etc. will have a bigger impact and a greater chance of forcing up margins. From November 1997 until December 1998 the monthly averages have been above the "bust" category and there have been a number of data points in the "boom" category. However, margins weakened in first half of 1999. In the near term, some downward pressure may result from the full startup of the Trans-American refinery. After that, we forecast an average trend line at approximately full cost break-even economics.

  Refinery Margins

  In Table VII-3 through VII-6, historical and forecast margins and incremental returns are presented for several USGC refinery configurations in current and constant 1999 dollars. Capital intensive heavy crude operations show the greatest return. These margins are based on producing fuel products only. Many refineries also produce lubes, chemicals, and specialty products. These operations can have a significant impact on profitability in addition to the basic fuel operations.

USGC PRODUCT PRICES

  The USGC product price forecast is shown in Tables VII-7 and VII-8 in current and constant 1999 dollars, respectively. The prices are spot pipeline lows for light products and waterborne lows for residual fuel oil. These prices are developed through an iterative procedure from the forecast margins discussed above and the product price relationships discussed below.

  GASOLINE

  The relationship among the gasoline grades and the pricing of oxygenated and reformulated gasolines through the forecast are important to the economics of capacity additions and modifications necessary for the industry to be able to supply these changing fuels. The subsections below describe the basis, methodology and results for forecasting the prices of the various gasoline grades.

  Conventional Grades

  Purvin & Gertz expects conventional gasolines to remain a large part of the pool throughout the forecast. However, the relationships among the conventional grades have changed as reformulated fuels were introduced into the pool, since the value of octane has been modified by the addition of substantial quantities of MTBE and other oxygenates.

  The pricing of different grades of conventional gasoline is a function of the value of octane. The value of octane is determined by the cost of manufacture. Our calculations are based on incremental reforming costs. Reforming operations are the major source of incremental octane in the U.S. refining industry. Higher octane gasolines are more costly to produce due to higher severity in the reformer. Higher severity results in lower yields of gasoline, higher proportions of less valuable by-products and additional operating costs. The relationship is non-linear and must be determined through calculations of costs at various levels of severity. The results of this analysis are summarized in the following table along with the actual market differentials experienced.

          CONVENTIONAL GASOLINE OCTANE COSTS AND MAREKT DIFFERENTIALS
                     (Forecast in 1999 Dollars per Barrel)

               1987 1990 1991 1992 1993 1993 1995 1996 1997 2000 2005 2010 2015
               ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
Low Octane
 Cost......... 0.20 0.33 0.29 0.23 0.18 0.18 0.20 0.20 0.19 0.13 0.19 0.20 0.19
 Market....... 0.21 0.39 0.31 0.27 0.24 0.25 0.24 0.24 0.24 0.17 0.23 0.23 0.23
High Octane
 Cost......... 0.29 0.47 0.42 0.33 0.26 0.28 0.28 0.28 0.27 0.19 0.27 0.27 0.27
 Market....... 0.35 0.49 0.31 0.34 0.28 0.37 0.33 0.28 0.27 0.25 0.30 0.30 0.30

  In the table above, low octane represents the cost per octane barrel when producing regular gasoline, while high octane represents the costs when producing premium gasoline. Cost is based on variable costs of operation and by-product yields on the USGC. The low octane market value is that implied from USGC spot market differentials between 70 (R+M)/2 natural gasoline and unleaded regular. The high octane market value is based on the differential between unleaded regular and premium gasoline. Historically, there was often a small market premium above cost. We expect octane values to continue to reflect a small market add-on versus our estimated cost of manufacture. The premium should, however, remain modest as all octane costs have been reduced with the introduction of reformulated fuels.

  With the introduction of mandated reformulated gasoline, the basis of all octane values has shifted due to the net effects of addition of MTBE and modified processing. Addition of MTBE to even a portion of the gasoline pool results in reduced severity of operations to meet total octane requirements. This applies to the conventional grade gasoline that is still manufactured and sold in non-reformulated areas as well as to the reformulated grades.

  Reformulated Gasoline

  The cost of making reformulated gasoline will vary considerably from refinery to refinery, but in order to index the spot market spreads, the reformulated cost differential above conventional gasoline was calculated for our base sour crude cracking refinery. A summary of the results is shown in the table below.

             REFORMULATED/CONVENTIONAL GASOLINE COST DIFFERENTIALS
                    (Forecast in Constant 1999 Cents/Gallon)

                                                 Phase I (1998) Phase II (2000)
                                                 -------------- ---------------
       Variable Operating Costs.................      3.60            5.07
       Fixed Operating Costs....................      2.98            3.72
       Oxygenate/Yield Credit...................     (2.25)          (6.17)
       Capital Recovery.........................     (1.81)           1.49
                                                     -----           -----
         Total..................................      2.53            4.12

  Our process simulations indicated that it is not very difficult to produce Phase I reformulated gasoline while at the same time making low sulfur diesel. Refinery operations needed to be modified only moderately, and the major investment required and higher operating costs are associated with the requirement to add oxygenates to regular gasoline. Most refineries have added MTBE plants based on refinery isobutylenes and adequate supplies of other MTBE are available for purchase.

  The price premiums for Phase I gasoline over conventional gasoline are calculated to be in the 2.0-2.5c per gallon range under conditions of normal MTBE prices. In 1995, MTBE prices were inflated early in the year by high methanol costs, resulting in reformulated fuel premiums peaking in the 6-7c gallon range. This resulted in an average annual premium on reformulated gasoline in the 3.5c range for that year. On the other hand, the average spread in 1997 and 1998 was about 2.5c per gallon and similar levels are projected until Phase II product is introduced.

  Purvin & Gertz expects Phase II reformulated fuels to show premiums of about 4c per gallon versus conventional gasoline. Some additional refinery investment will be required to meet sulfur, olefins, aromatics, and distillation restrictions. Many refiners have already added processing which will enable them to produce Phase I complex model and Phase II reformulated fuels. However, we believe pricing should reflect some capital recovery for the additional industry requirements.

  DISTILLATE FUELS

  Standard Distillate

  In this discussion we will refer to typical specification, heating oil/diesel fuel as "standard distillate," while the 0.05% sulfur diesel fuel introduced in 1993 will be referred to as "low sulfur" diesel. Distillate fuel oil prices are projected based on a relationship versus unleaded regular standard gasoline. Distillate price differentials are somewhat more difficult to calculate on a strict refining economics basis due to the seasonal nature of price trends. Typically, the summer differentials will rise to a level that more than supports the maximized conversion of this material to gasoline through revised cutpoints for FCCU charge. At maximum utilization of cracking capacity, the differential often rises above balanced levels. Our forecasts are based on a summertime (second and third quarter) distillate discount averaging in the 5c per gallon range, though peaks well over this level are typical.

  Wintertime balances can be erratic and the typical premium on distillate during the winter season is both a function of the distillate balance, the weather conditions and the relative strength or weakness of the gasoline balance. Under typical conditions, we estimate the wintertime premium (first and last quarters of the year) to be near zero. Often the strongest distillate period is just prior to the winter as inventories are being added to meet peak winter requirements. The combination of the expected averages yields a long term forecast for a 2.5c discount for standard distillates relative to conventional gasoline on a yearly average basis. From 1992-1996 the average differentials were narrower than the expected longer term trend. This has resulted primarily from overcapacity to convert distillates and a weak gasoline market due to oversupply. In 1997, the spread widened out to over 4.5c as a result of a mild winter and strong gasoline demand, late in the summer season (July to September). Product demand growth will absorb the extra capacity and distillate discounts should return to more normal levels in 1998 and in the future.

  Low Sulfur Diesel

  Low sulfur diesel fuel was introduced in the fourth quarter of 1993 to meet the new EPA requirements for on-highway fuel. This material must have a sulfur content less than or equal to 0.05%. Pricing of this new fuel can be volatile on a seasonal basis. Its pricing will be a function of operating costs and regional supply/demand balances. Based on the production data available, U.S. refineries are capable of producing more than enough low sulfur diesel to meet the market's requirements. The premium for this fuel has, therefore, has remained relatively low, reflecting only variable costs with no fixed cost or capital recovery.

  Based on simulations of refinery operations in each PADD, it appears that more than enough low sulfur diesel can be produced than is required by regulation. Therefore, we do not expect refiners to have the opportunity to earn a return on capital. The price differential should remain close to variable cost and this expectation has been confirmed over the years since introduction. Our cost calculations indicate that the low cost supply source should not be able to recover much more than 1.5c per gallon for low sulfur diesel relative to the baseline standard fuel. We are assuming that in the long term, supply capabilities will exceed demand, and this variable cost differential is used as the long term equilibrium price differential.

  RESIDUAL FUEL OIL

  We do not envision shortages of low sulfur crude oils in the international market, and expect that low sulfur fuel oil will continue to be made from low sulfur crude bottoms and indirect desulfurization/blending. We do not expect the demand for low sulfur residual fuel oil to be high enough to require desulfurizing sour vacuum bottoms to produce low sulfur fuel oil in most markets. Consequently, the differential will be set by the alternative of additional processing to produce light products rather than fuel oil. This processing requires significant desulfurization investment and higher operating costs for sour residuals versus low sulfur residuals. Thus, the differential between high and low sulfur fuel oil closely follows trends in conversion returns. When conversion capacity is slack and returns are low, refiners will maximize income by preferentially processing the lower cost high sulfur feedstocks, reducing the sweet-sour differential. When capacity is tight, however, processing low sulfur material can effectively increase capacity due to its high yields, and so the differential between high and low sulfur residual widens. The forecast differential is based on continuation of the observed relationship with the conversion return.

                                  TABLE VII-1

                         INTERNATIONAL CRUDE OIL PRICES
                          (Current Dollars per Barrel)

                          1995  1996  1997  1998  1999  2000  2005  2010  2015
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
Sweet Crude Oil Prices,
 $/Bbl.
  Brent, FOB............. 17.01 20.64 19.07 12.71 14.46 15.80 19.24 21.40 23.89
  Brent, USGC............ 18.38 22.10 20.61 14.11 15.71 17.04 20.64 22.93 25.57
  Brent, NWE............. 17.54 21.24 19.68 13.22 14.98 16.36 19.87 22.09 24.65
  LLS, St. James......... 18.58 22.31 20.69 14.17 15.90 17.24 20.86 23.18 25.84
  WTI Spot, USGC......... 18.61 22.30 20.55 14.38 16.36 17.53 20.82 23.43 26.46
  WTI Spot, Cushing...... 18.41 22.13 20.59 14.39 16.33 17.47 20.90 23.54 26.55
  WTI Spot, Midland...... 18.28 22.07 20.31 14.12 16.11 17.28 20.54 23.14 26.15
  WTI Posted (40 API).... 16.75 20.44 18.62 11.95 13.96 15.47 19.11 21.96 24.86
Sour Crude Oil Prices,
 $/Bbl.
  Isthmus, FOB........... 16.72 20.58 18.26 12.10 14.03 15.36 18.23 20.28 22.62
  Isthmus, USGC.......... 17.40 21.15 18.90 12.58 14.47 15.82 18.70 20.79 23.18
  Maya, FOB.............. 14.32 17.26 14.85  8.62 11.50 12.67 13.75 15.31 17.13
  Maya, USGC............. 14.96 17.82 15.48  9.10 11.94 13.14 14.25 15.86 17.73
Heavy/Light Differential
  WTI Spot, Cushing minus
   Maya, FOB.............  4.09  4.87  5.75  5.76  4.83  4.79  7.15  8.22  9.42

                                  TABLE VII-2

                         INTERNATIONAL CRUDE OIL PRICES
                     (Forecast in 1999 Dollars per Barrel)

                          1995  1996  1997  1998  1999  2000  2005  2010  2015
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
Sweet Crude Oil Prices,
 $/Bbl.
  Brent, FOB............. 17.01 20.64 19.07 12.71 14.46 15.56 17.17 17.29 17.49
  Brent, USGC............ 18.38 22.10 20.61 14.11 15.71 16.79 18.42 18.53 18.71
  Brent, NWE............. 17.54 21.24 19.68 13.22 14.98 16.12 17.73 17.86 18.05
  LLS, St. James......... 18.58 22.31 20.69 14.17 15.90 16.99 18.62 18.73 18.92
  WTI Spot, USGC......... 18.61 22.30 20.55 14.38 16.36 17.27 18.58 18.94 19.37
  WTI Spot, Cushing...... 18.41 22.13 20.59 14.39 16.33 17.21 18.65 19.02 19.43
  WTI Spot, Midland...... 18.28 22.07 20.31 14.12 16.11 17.02 18.33 18.70 19.14
  WTI Posted (40 API).... 16.75 20.44 18.62 11.95 13.96 15.24 17.05 17.75 18.20
Sour Crude Oil Prices,
 $/Bbl.
  Isthmus, FOB........... 16.72 20.58 18.26 12.10 14.03 15.13 16.27 16.39 16.56
  Isthmus, USGC.......... 17.40 21.15 18.90 12.58 14.47 15.58 16.69 16.80 16.97
  Maya, FOB.............. 14.32 16.26 14.85  8.62 11.50 12.49 12.27 12.38 12.54
  Maya, USGC............. 14.96 17.82 15.48  9.10 11.94 12.95 12.72 12.82 12.98
Heavy/Light Differential
  WTI Spot, Cushing minus
   Maya, FOB.............  4.09  4.87  5.75  5.76  4.83  4.72  6.38  6.64  6.89

                                  TABLE VII-3

                   U.S. GULF COAST LIGHT SWEET CRUDE MARGINS
                          (Current Dollars per Barrel)

                            1995    1996    1997   1998    1999    2000    2005    2010    2015
                           ------  ------  ------  -----  ------  ------  ------  ------  ------
Light Sweet Crude Cost...   18.67   22.31   20.69  14.17   15.90   17.24   20.86   23.18   25.84
Light Sweet Hydroskimming
 Refinery
  Product Sales
   Realization...........   18.32   22.24   20.73  14.84   15.89   17.51   21.11   23.44   26.13
  Variable Costs.........    0.30    0.40    0.40   0.36    0.36    0.38    0.40    0.44    0.51
  Fixed Costs............    0.61    0.60    0.62   0.64    0.67    0.66    0.73    0.80    0.89
  Net Refining Margin....   (1.27)  (1.07)  (0.98) (0.34)  (1.04)  (0.77)  (0.88)  (0.98)  (1.10)
  Interest on Working
   Capital...............    0.12    0.14    0.13   0.09    0.09    0.10    0.12    0.13    0.15
  Return, % of
   Replacement Cost......  (17.93) (15.56) (14.15) (5.45) (14.32) (10.87) (11.16) (11.32) (11.50)
Light Sweet Cracking
 Refinery
  Product Sales
   Realization...........   19.93   23.76   22.60  16.16   17.31   18.94   23.05   25.60   28.54
  Variable Costs.........    0.46    0.54    0.55   0.52    0.52    0.54    0.57    0.64    0.72
  Fixed Costs............    1.25    1.24    1.28   1.32    1.37    1.35    1.49    1.64    1.82
  Net Refining Margin....   (0.46)  (0.33)   0.09   0.15   (0.48)  (0.20)   0.13    0.14    0.16
  Interest on Working
   Capital...............    0.13    0.15    0.14   0.10    0.10    0.11    0.13    0.14    0.16
  Return, % of
   Replacement Cost......   (3.82)  (3.06)  (0.35)  0.34   (3.66)  (1.90)   0.00    0.00    0.00
Light Sweet Coking
 Refinery
  Product Sales
   Realization...........   20.48   24.46   23.30  16.63   17.80   19.49   23.90   26.54   29.57
  Variable Costs.........    0.51    0.59    0.60   0.57    0.57    0.59    0.63    0.69    0.78
  Fixed Costs............    1.48    1.47    1.52   1.57    1.62    1.61    1.77    1.96    2.16
  Net Refining Margin....   (0.18)   0.09    0.49   0.33   (0.30)   0.05    0.64    0.71    0.79
  Interest on Working
   Capital...............    0.14    0.15    0.15   0.10    0.10    0.11    0.13    0.15    0.16
  Return, % of
   Replacement Cost......   (1.74)  (0.34)   1.86   1.23   (2.16)  (0.32)   2.43    2.44    2.45
Light Sweet Incremental
 Capital.................
Recovery Factors (%)
  Hydroskimming/Cracking.   10.45    9.57   13.60   6.22    7.11    7.17   11.28   11.45   11.63
  Cracking/Coking........   10.49   15.74   14.92   6.55    6.74    9.01   16.72   16.80   16.88

                                  TABLE VII-4

                   U.S. GULF COAST LIGHT SWEET CRUDE MARGINS
                     (Forecast in 1999 Dollars per Barrel)

                            1995    1996    1997   1998    1999    2000    2005    2010    2015
                           ------  ------  ------  -----  ------  ------  ------  ------  ------
Light Sweet Crude Cost...   18.67   22.31   20.69  14.17   15.90   16.99   18.62   18.73   18.92

Light Sweet Hydroskimming
 Refinery
  Product Sales
   Realization...........   18.32   22.24   20.73  14.84   15.89   17.25   18.84   18.94   19.13
  Variable Costs.........    0.30    0.40    0.40   0.36    0.36    0.38    0.35    0.36    0.37
  Fixed Costs............    0.61    0.60    0.62   0.64    0.67    0.65    0.65    0.65    0.65
  Net Refining Margin....   (1.27)  (1.07)  (0.98) (0.34)  (1.04)  (0.76)  (0.78)  (0.79)  (0.81)
  Interest on Working
   Capital...............    0.12    0.14    0.13   0.09    0.09    0.10    0.11    0.11    0.11
  Return, % of
   Replacement Cost......  (17.93) (15.56) (14.15) (5.45) (14.32) (10.87) (11.16) (11.32) (11.50)

Light Sweet Cracking
 Refinery
  Product Sales
   Realization...........   19.93   23.76   22.60  16.16   17.31   18.66   20.57   20.69   20.89
  Variable Costs.........    0.46    0.54    0.55   0.52    0.52    0.53    0.51    0.51    0.53
  Fixed Costs............    1.25    1.24    1.28   1.32    1.37    1.33    1.33    1.33    1.33
  Net Refining Margin....   (0.46)  (0.33)   0.09   0.15   (0.48)  (0.19)   0.12    0.12    0.12
  Interest on Working
   Capital...............    0.13    0.15    0.14   0.10    0.10    0.11    0.12    0.12    0.12
  Return, % of
   Replacement Cost......   (3.82)  (3.06)  (0.35)  0.34   (3.66)  (1.90)   0.00    0.00    0.00

Light Sweet Coking
 Refinery
  Product Sales
   Realization...........   20.48   24.46   23.30  16.63   17.80   19.20   21.33   21.45   21.65
  Variable Costs.........    0.51    0.59    0.60   0.57    0.57    0.58    0.56    0.56    0.57
  Fixed Costs............    1.48    1.47    1.52   1.57    1.62    1.58    1.58    1.58    1.58
  Net Refining Margin....   (0.18)   0.09    0.49   0.33   (0.30)   0.05    0.57    0.57    0.58
  Interest on Working
   Capital...............    0.14    0.15    0.15   0.10    0.10    0.11    0.12    0.12    0.12
  Return, % of
   Replacement Cost......   (1.74)  (0.34)   1.86   1.23   (2.16)  (0.32)   2.43    2.44    2.45

Light Sweet Incremental
 Capital Recovery Factors
 (%)
  Hydroskimming/Cracking.   10.45    9.57   13.60   6.22    7.11    7.17   11.28   11.45   11.63
  Cracking/Coking........   10.49   15.74   14.92   6.55    6.74    9.01   16.72   16.80   16.88

                                  TABLE VII-5

                       U.S. GULF COAST SOUR CRUDE MARGINS
                          (Current Dollars per Barrel)

                            1995    1996    1997   1998    1999    2000    2005    2010    2015
                           ------  ------  ------  -----  ------  ------  ------  ------  ------
Light Sour Crude Cost....   17.40   21.15   18.90  12.58   14.47   15.82   18.70   20.79   23.18
Light Sour Hydroskimming
 Refinery
  Product Sales
   Realization...........   17.12   20.27   18.95  13.24   14.80   16.05   18.60   20.66   23.06
  Variable Costs.........    0.36    0.47    0.48   0.43    0.43    0.45    0.47    0.52    0.60
  Fixed Costs............    0.82    0.81    0.84   0.87    0.90    0.89    0.98    1.08    1.20
  Net Refining Margin....   (1.46)  (2.16)  (1.26) (0.64)  (1.01)  (1.11)  (1.56)  (1.73)  (1.91)
  Interest on Working
   Capital...............    0.12    0.14    0.13   0.09    0.09    0.10    0.11    0.13    0.14
  Return, % of
   Replacement Cost......  (15.17) (21.96) (13.11) (6.80) (10.29) (11.15) (13.88) (13.97) (13.98)
Light Sour Cracking
 Refinery
  Product Sales
   Realization...........   18.62   21.95   20.87  14.76   16.13   17.53   20.79   23.10   25.76
  Variable Costs.........    0.62    0.78    0.79   0.72    0.73    0.76    0.80    0.88    1.01
  Fixed Costs............    1.49    1.48    1.53   1.58    1.64    1.62    1.78    1.97    2.18
  Net Refining Margin       (0.89)  (1.46)  (0.34) (0.13)  (0.70)  (0.67)  (0.49)  (0.55)  (0.60)
  Interest on Working
   Capital...............    0.13    0.15    0.14   0.10    0.10    0.11    0.12    0.14    0.15
  Return, % of
   Replacement Cost......   (5.44)  (8.52)  (2.52) (1.16)  (4.14)  (3.96)  (2.84)  (2.85)  (2.85)
Light Sour Coking
 Refinery
  Product Sales
   Realization...........   19.63   23.44   22.32  15.94   17.07   18.67   22.89   25.41   28.32
  Variable Costs.........    0.71    0.88    0.89   0.82    0.83    0.86    0.91    1.00    1.15
  Fixed Costs............    1.92    1.90    1.97   2.03    2.10    2.08    2.29    2.53    2.80
  Net Refining Margin       (0.40)  (0.50)   0.56   0.51   (0.34)  (0.09)   0.98    1.09    1.20
  Interest on Working
   Capital...............    0.14    0.15    0.15   0.10    0.10    0.11    0.13    0.15    0.16
  Return, % of
   Replacement Cost         (2.20)  (2.66)   1.67   1.62   (1.76)  (0.79)   3.02    3.02    3.01
Maya Coking Refinery
  Product Sales
   Realization...........   19.33   22.85   22.02  15.73   16.84   18.32   22.37   24.84   27.68
  Variable Costs.........    1.19    1.52    1.54   1.40    1.40    1.47    1.54    1.71    1.95
  Fixed Costs............    2.42    2.40    2.48   2.55    2.65    2.62    2.89    3.19    3.52
  Net Refining Margin        0.76    1.11    2.53   2.68    0.84    1.09    3.69    4.08    4.47
  Interest on Working
   Capital...............    0.13    0.14    0.14   0.09    0.10    0.11    0.12    0.13    0.15
  Return, % of
   Replacement Cost......    2.04    3.12    7.60   8.19    2.35    3.07    9.99    9.99    9.92
Light Sour Incremental
 Capital Recovery Factors
 (%)
  Hydroskimming/Cracking.    6.75    8.26   10.75   5.94    3.56    5.05   10.98   11.08   11.08
  Cracking/Coking........    8.85   17.29   15.98  11.13    6.38   10.00   23.00   23.00   23.00
  Maya Coking/Coking.....   17.77   24.57   29.63  32.60   17.60   17.37   35.85   35.87   35.55

                                  TABLE VII-6

                       U.S. GULF COAST SOUR CRUDE MARGINS
                     (Forecast in 1999 Dollars per Barrel)

                           1995    1996    1997   1998    1999    2000    2005    2010    2015
                          ------  ------  ------  -----  ------  ------  ------  ------  ------
Light Sour Crude Cost...   17.40   21.15   18.90  12.58   14.47   15.58   16.69   16.80   16.97
Light Sour Hydroskimming
 Refinery
  Product Sales
   Realization..........   17.12   20.27   18.95  13.24   14.80   15.81   16.59   16.70   16.88
  Variable Costs........    0.36    0.47    0.48   0.43    0.43    0.44    0.42    0.42    0.44
  Fixed Costs...........    0.82    0.81    0.84   0.87    0.90    0.88    0.88    0.88    0.88
  Net Refining Margin...   (1.46)  (2.16)  (1.26) (0.64)  (1.01)  (1.09)  (1.39)  (1.40)  (1.40)
  Interest on Working
   Capital..............    0.12    0.14    0.13   0.09    0.09    0.10    0.10    0.10    0.10
  Return, % of
   Replacement Cost.....  (15.17) (21.96) (13.11) (6.80) (10.29) (11.15) (13.88) (13.97) (13.98)
Light Sour Cracking
 Refinery
  Product Sales
   Realization..........   18.62   21.95   20.87  14.76   16.13   17.27   18.55   18.67   18.86
  Variable Costs........    0.62    0.78    0.79   0.72    0.73    0.75    0.71    0.71    0.74
  Fixed Costs...........    1.49    1.48    1.53   1.58    1.64    1.59    1.59    1.59    1.59
  Net Refining Margin...   (0.89)  (1.46)  (0.34) (0.13)  (0.70)  (0.66)  (0.44)  (0.44)  (0.44)
  Interest on Working
   Capital..............    0.13    0.15    0.14   0.10    0.10    0.11    0.11    0.11    0.11
  Return, % of
   Replacement Cost.....   (5.44)  (8.52)  (2.52) (1.16)  (4.14)  (3.96)  (2.84)  (2.85)  (2.85)
Light Sour Coking
 Refinery
  Product Sales
   Realization..........   19.63   23.44   22.32  15.94   17.07   18.39   20.42   20.54   20.73
  Variable Costs........    0.71    0.88    0.89   0.82    0.83    0.85    0.81    0.81    0.84
  Fixed Costs...........    1.92    1.90    1.97   2.03    2.10    2.05    2.05    2.05    2.05
  Net Refining Margin...   (0.40)  (0.50)   0.56   0.51   (0.34)  (0.09)   0.88    0.88    0.88
  Interest on Working
   Capital..............    0.14    0.15    0.15   0.10    0.10    0.11    0.12    0.12    0.12
  Return, % of
   Replacement Cost.....   (2.20)  (2.66)   1.67   1.62   (1.76)  (0.79)   3.02    3.02    3.01
Maya Coking Refinery
  Product Sales
   Realization..........   19.33   22.85   22.02  15.73   16.84   18.05   19.96   20.07   20.26
  Variable Costs........    1.19    1.52    1.54   1.40    1.40    1.45    1.37    1.38    1.43
  Fixed Costs...........    2.42    2.40    2.48   2.55    2.65    2.58    2.58    2.58    2.58
  Net Refining Margin...    0.76    1.11    2.53   2.68    0.84    1.07    3.29    3.29    3.27
  Interest on Working
   Capital..............    0.13    0.14    0.14   0.09    0.10    0.10    0.11    0.11    0.11
  Return, % of
   Replacement Cost.....    2.04    3.12    7.60   8.19    2.35    3.07    9.99    9.99    9.92
Light Sour Incremental
 Capital Recovery
Factors (%)
  Hydroskimming
   Cracking.............    6.75    8.26   10.75   5.94    3.56    5.05   10.98   11.08   11.08
  Cracking/Coking.......    8.85   17.29   15.98  11.13    6.38   10.00   23.00   23.00   23.00
  Maya Coking/Coking....   17.77   24.57   29.63  32.60   17.60   17.37   35.85   35.87   35.55

                                  TABLE VII-7

                              U.S. PRODUCT PRICES
                          (Current Dollars per Barrel)

                          1995  1996  1997  1998  1999  2000  2005  2010  2015
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
Gulf Coast Product
 Prices, (c/Gal.)
  Propane................ 31.89 41.98 37.20 25.87 28.35 31.08 37.66 42.46 48.25
  Isobutane.............. 40.43 50.56 46.37 31.70 35.37 37.58 46.42 51.19 56.84
  Normal Butane.......... 38.19 46.94 43.68 30.76 33.95 35.66 41.36 45.57 50.59
  Natural Gasoline....... 40.55 49.50 47.75 33.78 35.78 39.61 47.44 52.59 58.87
  Premium Unleaded
   Gasoline.............. 55.44 63.37 62.20 45.34 48.05 51.45 63.47 70.44 78.32
  Mid-grade Unleaded
   Gasoline.............. 52.17 60.61 59.66 42.73 45.47 48.88 60.04 66.63 74.17
  Regular Unleaded
   Gasoline.............. 50.72 59.37 58.34 41.17 44.08 47.84 58.62 65.05 72.46
  Jet/Kerosene........... 49.31 60.52 55.75 40.20 43.15 47.84 58.62 65.05 72.46
  Diesel/No. 2 Fuel Oil.. 47.07 58.20 53.60 37.55 40.60 45.30 55.82 61.96 69.04
  0.05% S Diesel......... 48.51 59.66 54.68 39.30 42.20 46.54 57.49 63.82 71.13
  1% Sulfur Residual Fuel
   Oil ($/Bbl.).......... 14.56 17.35 16.01 11.96 12.63 13.76 15.23 16.94 18.93
  3% Sulfur Residual Fuel
   Oil................... 13.62 15.41 14.26  9.49 11.62 12.29 12.36 13.78 15.44

Reformulated Gasoline
 (c/Gal.)
  Phase I 1996-1999,
   Phase II
   2000-2015
  Premium Unleaded
   Gasoline.............. 58.90 65.66 64.68 47.10 49.53 54.39 66.73 74.48 83.68
  Mid-grade Unleaded
   Gasoline.............. 55.72 62.88 62.16 44.95 47.37 52.23 63.30 70.67 79.52
  Regular Unleaded
   Gasoline.............. 54.31 61.64 60.82 43.69 46.17 51.24 61.89 69.09 77.81

                                  TABLE VII-8

                              U.S. PRODUCT PRICES
                     (Forecast in 1999 Dollars per Barrel)

                          1995  1996  1997  1998  1999  2000  2005  2010  2015
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
Gulf Coast Product
 Prices, (c/Gal.)
  Propane................ 31.89 41.98 37.20 25.87 28.35 30.62 33.60 34.31 35.32
  Isobutane.............. 40.43 50.56 46.37 31.70 35.37 37.03 41.42 41.37 41.61
  Normal Butane.......... 38.19 46.94 43.68 30.76 33.95 35.14 36.90 36.83 37.04
  Natural Gasoline....... 40.55 49.50 47.75 33.78 35.78 39.03 42.33 42.50 43.10
  Premium Unleaded
   Gasoline.............. 55.44 63.37 62.20 45.34 48.05 50.69 56.63 56.93 57.33
  Mid-grade Unleaded
   Gasoline.............. 52.17 60.61 59.66 42.73 45.47 48.16 53.57 53.85 54.29
  Regular Unleaded
   Gasoline.............. 50.72 59.37 58.34 41.17 44.08 47.13 52.31 52.58 53.04
  Jet/Kerosene........... 49.31 60.52 55.75 40.20 43.15 47.13 52.31 52.58 53.04
  Diesel/No. 2 Fuel Oil.. 47.07 58.20 53.60 37.55 40.60 44.63 49.81 50.08 50.54
  0.05% S Diesel......... 48.51 59.66 54.68 39.30 42.20 45.85 51.30 51.58 52.07
  1% Sulfur Residual Fuel
   Oil ($/Bbl.).......... 14.56 17.35 16.01 11.96 12.63 13.56 13.59 13.69 13.86
  3% Sulfur Residual Fuel
   Oil ($/Bbl.).......... 13.62 15.41 14.26  9.49 11.62 12.11 11.03 11.13 11.30
  Reformulated Gasoline
   (c/Gal.)
  Phase I 1996-1999,
   Phase II 2000-2015
  Premium Unleaded
   Gasoline.............. 58.90 65.66 64.68 47.10 49.53 53.59 59.54 60.20 61.25
  Mid-grade Unleaded
   Gasoline.............. 55.72 62.88 62.16 44.95 47.37 51.45 56.48 57.11 58.21
  Regular Unleaded
   Gasoline.............. 54.31 61.64 60.82 43.69 46.17 50.49 55.22 55.84 56.96

$255,000,000

Port Arthur Finance Corp.

Offer to Exchange All Outstanding 12.50% Senior Secured Notes due 2009 for 12.50% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933.

Unconditionally Guaranteed Jointly and Severally by Port Arthur Coker Company L.P., Sabine River Holding Corp. and Neches River Holding Corp.

  Until August 6, 2000, (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") authorizes the registrants to indemnify their officers and directors under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings, civil or criminal, brought against them as such officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the registrants and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  Reference is hereby made to Article 11 of the Certificate of Incorporation of Port Arthur Finance and Article 10 of the Amended and Restated Certificates of Incorporation of Sabine River and Neches River, copies of which are filed as Exhibits 3.01(a), 3.01(b) and 3.01(c), respectively, each of which provides for indemnification of officers and directors to the fullest extent permitted by Delaware Law. Reference is hereby made to Section 7.1 of the By Laws of Port Arthur Finance and Section 7.1 of the Amended and Restated By Laws of each of Sabine River and Neches River, copies of which are filed as Exhibits 3.02(a), 3.02(b) and 3.02(c), respectively, each of which provides for indemnification of directors or officers in derivative and non derivative actions in the circumstances provided in such Section 7.1. Section 7.2 of the By Laws of Port Arthur Finance and Section 7.2 of the Amended and Restated By Laws of each of Sabine River and Neches River authorize each such company to purchase and maintain insurance on behalf of any director, officer, employee or agent of such company against any liability asserted against or incurred by them in such capacity or arising out of their status as such, whether or not such company would have the power to indemnify such person against such liability.

  Sabine River Holdings Corp. maintains a directors' and officers' insurance policy which insures the officers and directors of Sabine River and its subsidiaries from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors.

  Section 102(b)(7) of the Delaware Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty of care as a director. Reference is made to Article 10 of Port Arthur Finance's Certificate of Incorporation and Article 9 of the Amended and Restated Certificates of Incorporation of each of Sabine River and Neches River each of which limit a director's liability in accordance with such Section.

  Reference is made to Section 7 of the Purchase Agreement, copy of which is filed as Exhibit 1.01 for information concerning indemnification arrangements among the registrants and the initial purchasers of the outstanding notes.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

  Exhibit
  Number   Description
  -------  -----------
 * 1.01    --Purchase Agreement, dated as of August 10, 1999 among Credit
             Suisse First Boston Corporation, Goldman, Sachs & Co., Deutsche
             Bank Securities Inc., Clark Refining Holdings Inc., Port Arthur
             Finance Corp. ("PAFC"), Port Arthur Coker Company L.P.
             ("PACC"), Sabine River Holding Corp. ("Sabine") and Neches
             River Holding Corp. ("Neches").
 * 3.01(a) --Certificate of Incorporation of PAFC
 * 3.01(b) --Amended and Restated Certificate of Incorporation of Sabine and
             the Certificate of Amendment thereto dated August 11, 1999

  Exhibit
  Number   Description
  -------  -----------
 * 3.01(c) --Amended and Restated Certificate of Incorporation of Neches and
             the Certificate of Amendment thereto dated August 11, 1999
 * 3.02(a) --By Laws of PAFC
 * 3.02(b) --Amended and Restated By Laws of Sabine
 * 3.02(c) --Amended and Restated By Laws of Neches
 * 3.03    --Amended and Restated Partnership Agreement of Port Arthur Coker
             Company L.P., dated as of August 2, 1999, among Sabine and Neches
 * 4.01    --Indenture, dated as of August 19, 1999, among PAFC, PACC, Sabine,
             Neches, HSBC Bank USA, the capital markets trustee and Bankers
             Trust Company, as Collateral Trustee;
 * 4.02    --Form of 12.50% Senior Secured Notes due 2009 (the "Exchange Note")
             (included as part of Exhibit 4.01 hereto)
 * 4.03    --Registration Rights Agreement, dated as of August 19, 1999, among
             Credit Suisse First Boston Corporation, Goldman, Sachs & Co.,
             Deutsche Bank Securities Inc., Clark Refining Holdings Inc., PAFC,
             PACC, Sabine and Neches
 * 4.04    --Common Security Agreement, dated as of August 19, 1999, among
             PAFC, PACC, Sabine, Neches, Bankers Trust Company, as Collateral
             Trustee and Depositary Bank, Deutsche Bank AG, New York Branch
             ("Deutsche Bank"), as Administrative Agent, Winterthur
             International Insurance Company Limited, an English company
             ("Winterthur"), as Oil Payment Insurers Administrative Agent and
             HSBC Bank USA, as Capital Markets Trustee
 * 4.05    --Transfer Restrictions Agreement, dated as of August 19, 1999, among PAFC, PACC, Clark Refining Holdings Inc., Sabine, Neches,
             Blackstone Capital Partners III Merchant Banking Fund L.P. ("BCP
             III"), Blackstone Offshore Capital Partners III L.P. ("BOCP III"),
             Blackstone Family Investment Partnership III ("BCIP III"),
             Winterthur, as the Oil payment Insurers Administrative agent,
             Bankers Trust Company, as Collateral Trustee, Deutsche Bank, as
             Administrative Agent and HSBC Bank USA, as Capital Markets Trustee
 * 4.06    --Intercreditor Agreement, dated as of August 19, 1999, among
            Bankers Trust Company, as Collateral Trustee, Deutshe Bank, as
            Administrative Agent, Winterthur, as Oil Payment Insurers
            Administrative Agent and Debt Service Reserve Insurer and HSBC
            Bank, as Capital Markets Trustee
 * 5.01    --Opinion of Simpson Thacher & Bartlett as to the legality of the securities being registered
 *10.01    --Capital Contribution Agreement, dated as of August 19, 1999, among
             BCP III, BOCP III, BCIP, Clark Refining Holdings Inc.. PACC,
             Sabine, Neches and Bankers Trust Company as Collateral Trustee
 *10.02    --Capital Contribution Agreement, dated as of August 19, 1999, by and among Occidental Petroleum Corporation, Clark Refining
             Holdings, Inc., PACC, Sabine, Neches and Bankers Trust Company as
             Collateral Trustee
 *10.03    --Bank Senior Loan Agreement, dated as of August 19, 1999, among
             PAFC, PACC, Sabine, Neches, Deutsche Bank, as Administrative Agent
             and the Bank Senior Lenders named therein
 *10.04    --Secured Working Capital Facility, dated as of August 19, 1999, among PAFC, PACC, Sabine, Neches, Deutsche Bank, as Administrative
             Agent and the Bank Senior Lenders named therein
 *10.05    --Reimbursement Agreement, dated as of August 19, 1999, among PAFC,
             PACC, Sabine, Neches and Winterthur, as Primary Insurer and Oil
             Payment Insurers Administrative Agent

 Exhibit
 Number  Description
 ------- -----------
 *10.06  --Engineering, Procurement and Construction Contract, dated as of July
           12, 1999, between PACC and Foster Wheeler USA Corporation
 *10.07  --EPC Contract Parent Guarantee, dated as of July 13, 1999, between
           PACC and Foster Wheeler Corporation
 *10.8   --Services and Supply Agreement, dated as of August 19, 1999, between
           PACC and Clark R&M
 *10.9   --Product Purchase Agreement, dated as of August 19, 1999, between
           PACC and Clark R&M
 *10.10  --Hydrogen Supply Agreement, dated as of August 1, 1999, between PACC and Air Products and Chemicals, Inc.
 *10.11  --Coker Complex Ground Lease, dated as of August 19, 1999, between
           PACC and Clark R&M
 *10.12  --Ancillary Equipment Site Lease, dated as of August 19, 1999, between
           PACC and Clark R&M
 *10.13  --Assignment and Assumption Agreement, dated as of August 19, 1999, between PACC and Clark R&M
 *10.14  --Maya Crude Oil Sale Agreement, dated as of March 10, 1998, between
           Clark R&M and P.M.I. Comercio Internacional, S.A. de C.V., as
           amended by the First Amendment and Supplement to the Maya Crude Oil
           Sales Agreement, dated as of August 19, 1999 (included as Exhibit
           10.15 hereto), and as assigned by Clark R&M to PACC pursuant to the
           Assignment and Assumption Agreement, dated as of August 19, 1999
           (included as Exhibit 10.13 hereto.
 *10.15  --First Amendment and Supplement to the Maya Crude Oil Sales
           Agreement, dated as of August 19, 1999
 *10.16  --Guarantee Agreement, dated as of March 10, 1998, between Clark R&M and Petroleos Mexicanos, the Mexican national oil company, as assigned by Clark R&M to PACC as of August 19, 1999 pursuant to the
           Assignment and Assumption Agreement, dated as of August 19, 1999
           (included as Exhibit 10.13)
 *15     --Letter Regarding Unaudited Interim Financial Information
 *21     --Subsidiaries of the Registrants
 *23.01  --Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.01)
 **23.02 --Consent of Deloitte & Touche LLP
 **23.03 --Consent of Purvin & Gertz, Inc.
 *23.04  --Consent of PricewaterhouseCoopers LLP
 *25     --Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939 of HSBC Bank USA, as trustee
 *99.01  --Form of Letter of Transmittal
 *99.02  --Form of Notice of Guaranteed Delivery

--------
* Previously filed.
** Filed herewith.

  (b) Financial Statement Schedules

Item 22. Undertakings

  (a) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (b) Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the applicable registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant issuer has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on April 14, 2000.

                                          PORT ARTHUR FINANCE CORP.

                                                  /s/ Maura J. Clark
                                          By:_________________________________

                                          Name: Maura J. Clark

                                          Title: Executive Vice President and
                                               Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on April 14, 2000 by or behalf of the following persons in the capacities indicated with the registrant issuer.

             Signatures                                Title

                  *                            Director, President
-------------------------------------           and CEO
         William C. Rusnack                    (Principal Executive
                                                Officer)

                  *                            Executive Vice
-------------------------------------           President and Chief
           Maura J. Clark                       Financial Officer
                                               (Principal Financial
                                                Officer)

                  *                            Vice President,
-------------------------------------           Controller and
         Dennis R. Eichholz                     Treasurer
                                               (Principal Accounting
                                                Officer)

                  *                            Director
-------------------------------------
         Robert L. Friedman

             Signatures                                Title

                  *                            Director
-------------------------------------
           David I. Foley

                  *                            Director
-------------------------------------
          Stephen I. Chazen

                  *                            Director
-------------------------------------
          William E. Haynes

        /s/ Maura J. Clark
*By:_________________________________

         Maura J. Clark
          Attorney-in-Fact

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on April 14, 2000.

                                          PORT ARTHUR COKER COMPANY L.P.

                                          By: Sabine River Holding Corp.,
                                              as General Partner

                                                  /s/ Maura J. Clark
                                          By: _________________________________

                                          Name: Maura J. Clark

                                          Title: Executive Vice President and
                                               Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on April 14, 2000 by or behalf of the following persons in the capacities indicated with the registrant guarantor.

             Signatures                                Title

                  *                            Director
-------------------------------------
         William C. Rusnack

                  *                            Director
-------------------------------------
          Rober L. Friedman

                  *                            Director
-------------------------------------
           David I. Foley

                  *                            Director
-------------------------------------
          Stephen I. Chazen

                  *                            Director
-------------------------------------
          William E. Haynes

        /s/ Maura J. Clark
*By:_________________________________

       /s/ Maura J. Clark
          Attorney-in-Fact

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on April 14, 2000.

                                          SABINE RIVER HOLDING CORP.

                                                  /s/ Maura J. Clark

                                          By: _____________________________

                                          Name: Maura J. Clark

                                          Title:Executive Vice President and
                                               Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on April 14, 2000 by or behalf of the following persons in the capacities indicated with the registrant guarantor.

             Signatures                                Title

                  *                            Director, President
-------------------------------------           and CEO
         William C. Rusnack                    (Principal Executive
                                                Officer)

                  *                            Executive Vice
-------------------------------------           President and Chief
           Maura J. Clark                       Financial Officer
                                               (Principal Financial
                                                Officer)

                  *                            Vice President,
-------------------------------------           Controller and
         Dennis R. Eichholz                     Treasurer
                                               (Principal Accounting
                                                Officer)

                  *                            Director
-------------------------------------
         Robert L. Friedman

             Signatures                                Title

                  *                            Director
-------------------------------------
           David I. Foley

                  *                            Director
-------------------------------------
          Stephen I. Chazen

                  *                            Director
-------------------------------------
          William E. Haynes

        /s/ Maura J. Clark
*By:_________________________________

         Maura J. Clark
          Attorney-in-Fact

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on April 14, 2000.

                                          NECHES RIVER HOLDING CORP.

                                                  /s/ Maura J. Clark
                                          By:__________________________________

                                          Name: Maura J. Clark

                                          Title:Executive Vice President and
                                               Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on April 14, 2000 by or behalf of the following persons in the capacities indicated with the registrant guarantor.

             Signatures                                Title

                  *                            Director, President
-------------------------------------           and CEO
         William C. Rusnack                    (Principal Executive
                                                Officer)

                  *                            Executive Vice
-------------------------------------           President and Chief
           Maura J. Clark                       Financial Officer
                                               (Principal Financial
                                                Officer)

                  *                            Vice President,
-------------------------------------           Controller and
         Dennis R. Eichholz                     Treasurer
                                               (Principal Accounting
                                                Officer)

                  *                            Director
-------------------------------------
          Rober L. Friedman

                  *                            Director
-------------------------------------
           David I. Foley

                  *                            Director
-------------------------------------
          Stephen I. Chazen

                  *                            Director
-------------------------------------
          William E. Haynes

       /s/ Maura J. Clark
*By: ________________________________

         Maura J. Clark
          Attorney-in-Fact